Exhibit 4.1

C&W SENIOR FINANCING DESIGNATED ACTIVITY COMPANY

$700,000,000 6.875% Senior Notes due 2027

INDENTURE

Dated as of August 16, 2017

THE BANK OF NEW YORK MELLON, LONDON BRANCH

Trustee and Principal Paying Agent

THE BANK OF NEW YORK MELLON

Paying Agent, Transfer Agent and Notes Registrar in New York

THE BANK OF NEW YORK MELLON, LONDON BRANCH

Security Trustee

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EXHIBITS
(ATTACHED SEPARATELY HERETO)

Exhibit A	FORM OF GLOBAL NOTE
Exhibit B	FORM OF DEFINITIVE REGISTERED NOTE
Exhibit C	FORM OF CERTIFICATE OF TRANSFER
Exhibit D	FORM OF CERTIFICATE OF EXCHANGE
Exhibit E	FORM OF SUPPLEMENTAL INDENTURE (SUBSEQUENT GUARANTORS)

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Exhibit F	FORM OF SUPPLEMENTAL INDENTURE (FOLD-IN ISSUER AND GUARANTOR[S])
Exhibit G	FORM OF SOLVENCY CERTIFICATE
Exhibit H	PRE-GROUP REFINANCING TRANSACTIONS FOLD-IN COVENANT SCHEDULE
Exhibit I	POST-GROUP REFINANCING TRANSACTIONS COVENANT SCHEDULE
Exhibit J	POST-GROUP REFINANCING TRANSACTIONS FOLD-IN COVENANT SCHEDULE
Exhibit K	NEW INTERCREDITOR AGREEMENT
Exhibit L	HOLDCO INTERCREDITOR AGREEMENT

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INDENTURE dated as of August 16, 2017 among C&W Senior Financing Designated Activity Company, a designated activity company incorporated under the laws of Ireland with registered number 608974 and any successors thereto (the “Issuer), The Bank of new York Mellon, London Branch, not in its individual capacity but solely as trustee (the “Trustee”) and principal paying agent, The Bank of New York Mellon, as paying agent, transfer agent and notes registrar in New York and The Bank of new York Mellon, London Branch as security trustee (the “Security Trustee”).

The Issuer and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders (as defined herein) of the $700,000,000 6.875% Senior Notes due 2027 (the “Notes”):

ARTICLE 1.

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions

“144A Global Note” means one or more Global Notes substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.

“2016 Liberty Acquisition” means the acquisition by Liberty Global, directly or indirectly, of Cable & Wireless Communications Limited.

“2015 Columbus Acquisition” refers to the acquisition on March 31, 2015 of the Columbus Group by C&W Communications and its subsidiaries.

“2015 Columbus Carve-Out” means the transfer of the Columbus Carve-Out Entities and the Columbus Carve-Out Receivable from Columbus Networks Limited to the Columbus SPV Transferee pending receipt of the regulatory approval from the U.S. Federal Communications Commission, in connection with the 2015 Columbus Acquisition.

“2016 Transactions” means (1) the 2016 Liberty Acquisition, (2) a cross-border merger between Cable & Wireless Communications Limited with LG Coral Mergerco Limited and LGE Coral Mergerco B.V., subsidiaries of the Ultimate Parent and the formation of C&W Communications, a new company under the Companies (Cross-Border Mergers) Regulations 2007 (UK), in each case, in connection with the 2016 Liberty Acquisition, (3) the payment of the Special Dividend and/or the making of any intercompany loans, distributions or contributions by LGE Coral Holdco Limited (or another subsidiary of the Ultimate Parent) to C&W Communications to the fund the payment of the Special Dividend, (4) the making of any dividend, loan or other investment to a Parent in an aggregate principal amount necessary to prepay any borrowings under the interim credit agreement dated as of November 16, 2015 by and among LGE Coral Holdco Limited and the lenders party thereto (as amended from time to time), (5) any transaction required pursuant to, or in connection with, clauses (1), (2), (3) or (4) above (including, without limitation, any transaction taken pursuant to the C&W Co-operation Agreement or pursuant to any agreement with or condition set by any antitrust or regulatory authority) and (6) the payment of fees, costs, expenses in connection with the above.

“2019 Sterling Bonds” means Cable & Wireless International Finance B.V.’s 8 5⁄8% guaranteed bonds due 2019 issued pursuant to the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Refinancing Date” means the date that the 2019 Sterling Bonds have been refinanced in full in accordance with this Indenture or otherwise redeemed and repaid in full in accordance with the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Trust Deed” means the principal trust deed dated March 27, 1992, between, among others, Cable and Wireless International Finance B.V., as issuer, and the Royal Exchange Trust Company Limited, as trustee, as amended, supplemented or otherwise modified from time to time.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in a Related Business or are otherwise useful in a Related Business (it being understood that capital expenditure on property or assets already used in a Related Business or to replace any property or assets that are the subject of such Asset Disposition or any operating expenses Incurred in the day-to-day operations of a Related Business shall be deemed an Investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Issuer Debt” means (i) Public Debt and (ii) other Indebtedness Incurred under Credit Facilities, in each case Incurred by the Issuer.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.01(e), 2.02 and 4.09, as part of the same series as the Initial Notes.

“Additional Proceeds Loans” means any future proceeds loans made pursuant to the Proceeds Loan Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Subsidiary” refers to any Subsidiary of the Ultimate Parent (other than a Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor) that provides a Proceeds Loan Guarantee following the Issue Date.

“Agent” means any Registrar, transfer agent, co-registrar, Paying Agent or additional paying agent.

“Applicable Premium” means with respect to a Note at any Redemption Date prior to September 15, 2022, the excess of (1) the present value at such Redemption Date of (a) the redemption price of such Note on September 15, 2022 (such redemption price being described under Section 3.07(c) exclusive of any accrued and unpaid interest) plus (b) all required remaining scheduled interest payments due on such Note through September 15, 2022 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on such Redemption Date.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Approved Jurisdiction” means any of the following: any member state of the European Union that is a member of the European Union on the Issue Date, Barbados, Bermuda, the Cayman Islands, England and Wales, the Netherlands, the United States of America, any State of the United States of America or the District of Columbia.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than an operating lease entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to the Company or any Affiliate Proceeds Loan Obligor or by the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity) to a Restricted Subsidiary;

(2)	the sale or disposition of cash, Cash Equivalents or Investment Grade Securities in the ordinary course of business;

(3)	a disposition of inventory, equipment, trading stock, communications capacity or other assets in the ordinary course of business;

(4)	a sale, lease, transfer or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of obsolete, surplus, or worn out equipment or other equipment and assets that are no longer useful in the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(5)	transactions permitted under Section 5.01 or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock or other securities by a Restricted Subsidiary to the Company, any Affiliate Proceeds Loan Obligor or to another Restricted Subsidiary;

(7)	(a) for purposes of Section 4.10 only, the making of a Permitted Investment or a disposition permitted to be made under Section 4.07 or (b) solely for the purpose of Section 4.10(b)(3), a disposition, the proceeds of which are used to make Restricted Payments permitted to be made under Section 4.07 or Permitted Investments;

(8)	dispositions of assets of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or the issuance or sale of Capital Stock of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(9)	dispositions in connection with Permitted Liens;

(10)	dispositions of receivables or related assets in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the assignment, licensing or sublicensing of intellectual property or other general intangibles and assignments, licenses, sublicenses, leases or subleases of spectrum or other property;

(12)	foreclosure, condemnation or similar action with respect to any property, securities or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of receivables arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity, and Investments in a Receivables Entity consisting of cash or Securitization Obligations;

(15)	a transfer of Receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(16)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(17)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(18)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(19)	(a) disposals of assets, rights or revenue not constituting part of the Distribution Business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, and (b) other disposals of non-core assets acquired in connection with any acquisition permitted under this Indenture;

(20)	any disposition or expropriation of assets or Capital Stock which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary is required by, or made in response to concerns raised by, a regulatory authority or court of competent jurisdiction including, for the avoidance of doubt, any such disposition or expropriation of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo required by, or made in response to, concerns raised by any such regulatory authority in connection with the 2015 Columbus Acquisition or the 2016 Transactions;

(21)	any disposition of other interests in other entities in an amount not to exceed $10.0 million;

(22)	any disposition of real property, provided that the fair market value of the real property disposed of in any calendar year does not exceed the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year, subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(23)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to such Person;

(24)	any disposition of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; provided that any cash or Cash Equivalents received in such disposition is applied in accordance with Section 4.10;

(25)	any sale or disposition with respect to property built, repaired, improved, owned or otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Indenture;

(26)	any disposition of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo;

(27)	contractual arrangements under long-term contracts with customers entered into by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in the ordinary course of business which are treated as sales for accounting purposes; provided that there is no transfer of title in connection with such contractual arrangement;

(28)	[Reserved];

(29)	the sale or disposition of the Towers Assets;

(30)	any dispositions constituting the surrender of tax losses by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (A) to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; (B) to the Ultimate Parent or any of its Subsidiaries (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); or (C) in order to eliminate, satisfy or discharge any tax liability of any Person that was formerly a Subsidiary of the Ultimate Parent which has been disposed of pursuant to which a disposal permitted by the terms of this Indenture, to the extent that the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary would have a liability (in the form of an indemnification obligation or otherwise) to one or more Persons in relation to such tax liability if not so eliminated, satisfied or discharged;

(31)	any disposition reasonably required in connection with the Group Refinancing Transactions; and

(32)	any other disposition of assets comprising in aggregate percentage value of 10.0% or less of Total Assets.

In the event that a transaction (or any portion thereof) meets the criteria of a disposition permitted under clauses (1) through (32) above and would also be a Restricted Payment permitted to be made under Section 4.07 or a Permitted Investment, the Company, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as a disposition permitted under clauses (1) through (32) above and/or one or more of the types of Restricted Payments permitted to be made under Section 4.07 or Permitted Investments.

“Authenticating Agent” means each Person authorized pursuant to Section 2.02 to authenticate Notes and any Person authorized pursuant to Section 2.02 to act on behalf of the Trustee to authenticate Notes.

“Authorized Person” means any person who is designated by the Issuer to give Instructions to the Trustee or the Agents under the terms of this Indenture pursuant to one or more incumbency certificates (which may be amended or updated from time to time) delivered to the Trustee and the Agents containing the specimen signature of such person.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“Bank Products” means (i) any facilities or services related to cash management, cash pooling, treasury, depository, overdraft, commodity trading or brokerage accounts,

credit or debit card, p-cards (including purchasing cards or commercial cards), electronic funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade financial services or other cash management and cash pooling arrangements and (ii) daylight exposures of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in respect of banking and treasury arrangements entered into in the ordinary course of business.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, or any similar United States federal or state law or relevant law in any jurisdiction or organization or similar foreign law (including, without limitation, laws of Ireland relating to moratorium, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors) or any amendment to, succession to or change in any such law.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The term “beneficially held,” “beneficial holding” and “beneficial ownership” have a corresponding meaning.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided that (i) if and for so long as the Company, or any Affiliate Proceeds Loan Obligor is a Subsidiary of the Ultimate Parent, any action required to be taken under this Indenture by the Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor can, in the alternative, at the option of the Company, or any Affiliate Proceeds Loan Obligor, be taken by the Board of Directors of the Ultimate Parent and (ii) following consummation of a Spin-Off, any action required to be taken under this Indenture by the Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor can, in the alternative, at the option of the Company, or any Affiliate Proceeds Loan Obligor, be taken by the Board of Directors of the Spin Parent.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“BRRD Party” means any Agent subject to Bail-in Powers.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in the Netherlands, New York, New York, Dublin, Ireland or London, England are authorized or required by law to close.

“Business Division Transaction” means any creation or participation in any joint venture with respect to any assets, undertakings and/or businesses of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries which comprise all or part of the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division (or its predecessor or successors), to or with any other entity or person whether or not the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, excluding the contribution to (but not the use by) any joint venture of the backbone assets utilized by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and excluding any Subsidiary included in or owned by the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division but not engaged in the business of that division.

“C&W Communications” means Cable & Wireless Communications Limited (successor by merger to Cable & Wireless Communications plc) and any and all successors thereto.

“C&W Co-operation Agreement” means the cooperation agreement dated November 16, 2015 between Liberty Global and C&W Communications.

“C&W Parent” means C&W Communications; provided, however, that (1) following an Affiliate Proceeds Loan Obligor Accession, “C&W Parent” will mean a Holding Company of the Company and each Affiliate Proceeds Loan Obligor, and such Holding Company’s successors, (2) upon the designation of C&W Communications as the New Senior Debt Obligor “C&W Parent” will mean the direct Parent of C&W Communications, (3) upon consummation of the Post-Closing Reorganization, “C&W Parent” will mean New Holdco and its successors, and (4) upon consummation of a Spin-Off, “C&W Parent” will mean the Spin Parent and its successors.

“Cable & Wireless Supplemental Pension Scheme” means the scheme established under and in accordance with the trust deed and rules dated June 8, 2001 to which Cable & Wireless Limited and the Law Debenture Trust Corporation PLC were parties, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities or obligations, issued, insured or unconditionally guaranteed by the United States government, the government of the United Kingdom, the relevant member state of the European Union as of January 1, 2004 (each, a “Qualified Country”) or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;

(2)	securities or obligations issued by any Qualified Country or any political subdivision of any such Qualified Country, or any public instrumentality thereof, having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service in any Qualified Country);

(3)	commercial paper issued by any lender party to a Credit Facility or any bank holding company owning any lender party to a Credit Facility;

(4)	commercial paper maturing no more than 12 months after the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(5)	time deposits, eurodollar time deposits, bank deposits, certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any lender party to a Credit Facility or any other bank or trust company (x) having combined capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. Dollar equivalent thereof) in the case of non-U.S. banks or (y) the long-term debt of which is rated at the time of acquisition thereof at least “A-” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A-” or the equivalent thereof by Moody’s Investors Service, Inc. (or if at the time neither is issuing comparable ratings, then a comparable rating of another nationally recognized rating agency in any Qualified Country);

(6)	auction rate securities rated at least Aa3 by Moody’s and AA- by S&P (or, if at any time either S&P or Moody’s shall not be rating such obligations, an equivalent rating from another nationally recognized rating service);

(7)	repurchase agreements or obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1), (2) and (5) above entered into with any bank meeting the qualifications specified in clause (5) above or securities dealers of recognized national standing;

(8)	marketable short-term money market and similar funds (x) either having assets in excess of $250.0 million (or U.S. Dollar equivalent thereof) or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(9)	interests in investment companies or money market funds, 95% the investments of which are one or more of the types of assets or instruments described in clauses (1) through (8) above; and

(10)	in the case of investments by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary organized or located in a jurisdiction other than the United States or a member state of the European Union (or any political subdivision or territory thereof), or in the case of investments made in a country outside the United States, other customarily utilized high-quality investments in the country where such Restricted Subsidiary is organized or located or in which such Investment is made, all as conclusively determined in good faith by the Company or any Affiliate Proceeds Loan Obligor;

provided that bank deposits and short term investments in local currency of any Restricted Subsidiary shall qualify as Cash Equivalents as long as the aggregate amount thereof does not exceed the amount reasonably estimated by such Restricted Subsidiary as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

“CFA” means the Contingent Funding Agreement dated February 3, 2010 among the Company, Sable International Finance Limited and Cable & Wireless Pension Trustee Limited, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter

“Change of Control” means:

(1)	C&W Parent (a) ceases to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of each of the Company or any Affiliate Proceeds Loan Obligor and (b) ceases, by virtue of any powers conferred by the articles of association or other documents regulating each of the Company or any Affiliate Proceeds Loan Obligor to, directly or indirectly, direct or cause the direction of management and policies of each of the Company or any Affiliate Proceeds Loan Obligor, as applicable; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(3)	the Share Trustee ceases to directly hold 100% of the Capital Stock of the Issuer; or

(4)	prior the Group Refinancing Effective Date (if the Group Refinancing Transactions take place), Sable Holding ceases to be a Wholly-Owned Subsidiary of the Company; or

(5)	the adoption by the stockholders of the Company, or any Affiliate Proceeds Loan Obligor of a plan or proposal for the liquidation or dissolution of the Company, or any Affiliate Proceeds Loan Obligor, other than a transaction complying with Section 5.01;

provided, however, that a Change of Control shall not be deemed to have occurred pursuant to clause (1) of this definition upon the consummation of the Post-Closing Reorganization, a Spin-Off or the Group Refinancing Transactions.

“Clearing System Business Day” means a day on which DTC is open for business.

“Clearstream” means Clearstream Banking, S.A., or any successor thereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral Sharing Agreement” means the collateral sharing agreement to be dated on or about the Issue Date between, among others, the Issuer, the Security Trustee and the Trustee, as amended, restated or otherwise modified or varied from time to time.

“Columbus Carve-Out Entities” refers, collectively, to ARCOS-1 USA, Inc., Columbus Networks Puerto Rico, Inc., Columbus Networks USA, Inc., A. SUR Net, Inc., and Columbus Networks Telecommunications Services USA, Inc.

“Columbus Carve-Out Receivable” means the intra-group debt owned by ARCOS-1 USA, Inc. to Columbus Networks Limited.

“Columbus Group” means Columbus International and all of its Subsidiaries.

“Columbus International” means Columbus International Inc., and any successor thereto.

“Columbus Principal Vendors” refers collectively to CVBI Holdings (Barbados) Inc., Clearwater Holdings (Barbados) Limited, Brendan Paddick, and Columbus Holdings LLC.

“Columbus Refinancing Date” means the date on which the Columbus Senior Notes are redeemed or refinanced in full.

“Columbus Senior Notes” means Columbus International’s 7.375% Senior Notes due 2021 issued pursuant to the Columbus Senior Notes Indenture.

“Columbus Senior Notes Indenture” means the indenture dated as of March 31, 2014, between, among others, Columbus International, as issuer, and The Bank of New York Mellon as trustee, as amended, supplemented or otherwise modified from time to time.

“Columbus SPV Transferee” means the special purpose vehicle indirectly wholly owned by certain of the Columbus Principal Vendors.

“Commodity Agreements” means, in respect of a Person, any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” means Cable & Wireless Limited, and any successors thereto.

“Consolidated EBITDA” means, for any period, operating income (loss) determined on the basis of IFRS of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, plus, at the option of the Company or any Affiliate Proceeds Loan Obligor (except with respect to clauses (1) and (2) below) the following (to the extent deducted or taken into account, as the case may be, for the purposes of determining operating income (loss)):

(1)	Consolidated depreciation expense;

(2)	Consolidated amortization expense;

(3)	stock based compensation expense;

(4)	other non-cash charges reducing operating income (provided that if any such non-cash charge represents an accrual of or reserve for potential cash charges in any future period, the cash payment in respect thereof in such future period shall reduce operating income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period) less other non-cash items of income increasing operating income (excluding any such non-cash item of income to the extent it represents (i) a receipt of cash payments in any future period, (ii) the reversal of an accrual or reserve for a potential cash item that reduced operating income in any prior period and (iii) any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase operating income in such prior period);

(5)	any extraordinary, one-off, non-recurring, exceptional or unusual gain, loss, expense or charge, including any charges or reserves in respect of any restructuring, redundancy, relocation, refinancing, integration or severance or other post-employment arrangements, signing, retention or completion bonuses, transaction costs, acquisition costs, disposition costs, business optimization, information technology implementation or development costs, costs related to governmental investigations and curtailments or modifications to pension or post-retirement benefits schemes, litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood, hurricane and storm and related events);

(6)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s Consolidated financial statements pursuant to IFRS (including inventory, property, equipment, software, goodwill, intangible assets, in process research and development, deferred revenue and debt line items) attributable to the application of recapitalization accounting or acquisition accounting, as the case may be, in relation to any consummated acquisition or joint venture investment or the amortization or write-off or write-down of amounts thereof, net of taxes;

(7)	any net gain (or loss) realized upon the sale, held for sale or other disposition of any asset or disposed operations of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary which is not sold or otherwise disposed of in the ordinary course of business (as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or any Affiliate Proceeds Loan Obligor);

(8)	the amount of Management Fees and other fees and related expenses (including Intra-Group Services) paid in such period to the Permitted Holders to the extent permitted by Section 4.11;

(9)	any reasonable expenses, charges or other costs to effect or consummate the 2016 Transactions, the Group Refinancing Transactions, the Post-Closing Reorganization, a Spin-Off, a Permitted Joint Venture, any Equity Offering, Permitted Investment, any transaction permitted under Section 4.11, acquisition, disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Indenture, in each case, as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or any Affiliate Proceeds Loan Obligor;

(10)	any adjustments to reduce the impact of the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting principles or policies;

(11)	(i) the amount of loss on the sale or transfer of any assets in connection with an asset securitization programme, receivables factoring transaction or other receivables transaction (including without limitation a Qualified Receivables Transaction) and/or (ii) any gross margin (revenue minus cost of goods sold) recognized by any Affiliate of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in relation to the sale of goods and services relating to the business of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(12)	Specified Legal Expenses;

(13)	an amount equal to 100% of the up-front installation fees associated with commercial contract installations completed during the applicable reporting period, less any portion of such fees included in operating income for such period, provided that the amount of such fees, to the extent amortized over the life of the underlying service contract, shall not be included in operating income in any future period;

(14)	any fees or other amounts charged or credited to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary related to Intra-Group Services may be excluded from the calculation of Consolidated EBITDA;

(15)	any charges or costs in relation to any long-term incentive plan and any interest component of pension or postretirement benefits schemes;

(16)	after reversing net other operating income or expense;

(17)	Receivables Fees;

(18)	any costs, charges, fees and related expenses in connection with programming rights that would be accounted for as intangible assets under IFRS; and

(19)	any taxes, assessments, levies or other governmental charges that are based, in whole or in part, on income measures.

For the purposes of determining the amount of Consolidated EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries under this definition which is denominated in a foreign currency, the Company or any Affiliate Proceeds Loan Obligor may, at its option, calculate the U.S. Dollar equivalent amount of such Consolidated EBITDA based on either (i) the weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for such relevant period or (ii) the relevant currency exchange rate in effect on November 16, 2015.

“Consolidated Interest Expense” means, for any period, the net interest income/expense of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis (in each case, determined on the basis of IFRS), whether paid or accrued, including any such interest and charges consisting of:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	non-cash interest expense;

(3)	dividends or other distributions in respect of all Disqualified Stock of the Company or any Affiliate Proceeds Loan Obligor and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than the Company, any Affiliate Proceeds Loan Obligor or a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor;

(4)	the Consolidated interest expense that was capitalized during such period; and

(5)	interest actually paid by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, under any guarantee of Indebtedness or other obligation of any other Person.

Notwithstanding the foregoing, Consolidated Interest Expense shall not include (a) any interest accrued, capitalized or paid in respect of Subordinated Shareholder Loans, (b) any commissions, discounts, yield and other fees and charges related to Qualified Receivables Transactions, (c) any payments on any operating leases, including without limitation any payments on any lease, concession or license of property (or guarantee thereof) which would be considered an operating lease under IFRS, (d) any foreign currency gains or losses, (e) any pension liability cost, (f) any amortization of debt discount, debt issuance cost, charges and premium, (g) costs and charges associated with Hedging Obligations, and (h) any interest, costs and charges contained in clause (3) of this definition.

“Consolidated Net Leverage Ratio,” as of any date of determination, means the ratio of:

(1)	(a) the outstanding Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, other than:

(i)	Indebtedness up to a maximum amount equal to the Credit Facility Excluded Amount (or its equivalent in other currencies) at the date of determination Incurred under any Permitted Credit Facility;

(ii)	any Subordinated Shareholder Loans;

(iii)	any Indebtedness Incurred pursuant to Section 4.09(c)(25)

(iv)	any Indebtedness arising under the Production Facilities to the extent that it is limited recourse to the assets funded by such Production Facilities;

(v)	any Indebtedness which is a contingent obligation of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided that, any guarantee by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary of Indebtedness of any Parent shall be included for the purposes of calculating the Consolidated Net Leverage Ratio under (A) the second paragraph and Section 4.09(c)(6)(A) and Section 4.09(c)(6)(B) (B) 5.01(b)(3) and (C) the definition of “Unrestricted Subsidiary”; and

(vi)	prior to the 2019 Sterling Bonds Refinancing Date, the 2019 Sterling Bonds;

less

(b) the aggregate amount of cash and Cash Equivalents of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, to

(2)	the Pro forma EBITDA for the Test Period,

provided, however, that the pro forma calculation of the Consolidated Net Leverage Ratio shall not give effect to (a) any Indebtedness Incurred on the date of determination pursuant to Section 4.09(c) or (b) the discharge on the date of determination of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to Section 4.09(c).

For the avoidance of doubt, in determining the Consolidated Net Leverage Ratio, no cash or Cash Equivalents shall be included that are the proceeds of Indebtedness in respect of which the calculation of the Consolidated Net Leverage Ratio is to be made.

“Consolidation” means the consolidation or combination of the accounts of each of the Company’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Company and each of any Affiliate Proceeds Loan Obligor’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of any Affiliate Proceeds Loan Obligor, in each case, in accordance with IFRS consistently applied and together with the accounts of the Affiliate Subsidiaries on a combined basis (including eliminations of intercompany transactions and balances, as appropriate); provided that, for the purposes of making any determination or calculation under this Indenture (other than with respect to any determination or calculation of Total Assets) that refers to “Consolidated” or “Consolidation”, the relevant measures being consolidated or combined shall (without duplication) (a) be reduced proportionately to reflect any Non-Controlling Interests, and to the extent that, since the beginning of the relevant period, the Company’s or any Affiliate Proceeds Loan Obligor’s proportionate interest in any direct or indirect Restricted Subsidiary has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase) and (b) be deemed to include the relevant measures of any Minority Investments to the extent of the Company’s or Affiliate Proceeds Loan Obligor’s proportionate interest in such Person, and to the extent that, since the beginning of the relevant period, the Company’s or any Affiliate Proceeds Loan Obligor’s proportionate interest in any such Person has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase); provided, further, that “Consolidation” will not include (i) consolidation or combination of the accounts of any Unrestricted Subsidiary, but the interest of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment, (ii) at the Company’s or any Affiliate Proceeds Loan Obligor’s election, any Receivables Entities, and (iii) at the Company’s or any Affiliate Proceeds Loan Obligor’s election, any Minority Investment, any Restricted Subsidiary or other assets in any Person held for sale in accordance with IFRS. The term “Consolidated” has a correlative meaning.

“Content” means any rights to broadcast, transmit, distribute or otherwise make available for viewing, exhibition or reception (whether in analogue or digital format and whether as a channel or an internet service, a teletext-type service, an interactive service, or an enhanced television service or any part of any of the foregoing, or on a pay-per-view basis, or near video-on-demand, or video-on-demand basis or otherwise) any one or more of audio and/or visual images, audio content, or interactive content (including hyperlinks, re-purposed web-site content, database content plus associated templates, formatting information and other data including any interactive applications or functionality), text, data, graphics, or other content, by means of any means of distribution, transmission or delivery system or technology (whether now known or herein after invented).

“Covenant Agreement” means the covenant agreement dated the Issue Date, between, among others, the Issuer, the Proceeds Loan Obligors and the Trustee pursuant to which the Proceeds Loan Obligors agree to be bound by the covenants (other than any payment obligations) in this Indenture applicable to them.

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Issuer.

“Credit Facility” means, one or more debt facilities, arrangements, instruments, trust deeds, note purchase agreements, indentures, commercial paper facilities or overdraft facilities (including, without limitation, the CWC Credit Facilities, any Permitted Credit Facility or any Production Facility) with banks or other institutions or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, notes, bonds, debentures or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions or investors and whether provided under the CWC Credit Facilities, a Permitted Credit Facility, a Production Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Credit Facility Excluded Amount” means the greater of (1) $175 million (or its equivalent in other currencies) and (2) 0.25 multiplied by the Pro forma EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis for the Test Period.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract, derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means The Bank of New York Mellon, as custodian with respect to the Notes in global form, or any successor thereto.

“CWC Credit Agreement” means the credit agreement dated as of May 16, 2017, as amended and restated as of May 26, 2017 as further amended on July 24, 2017, between, among others, Sable International Finance Limited and Coral-US Co-Borrower LLC as borrowers, Cable & Wireless Communications Limited and certain of its subsidiaries as guarantors, The Bank of Nova Scotia as the administrative agent and security agent, and certain financial institutions as lenders (as may be further amended, supplemented or otherwise modified from time to time).

“CWC Credit Facilities” means the term loan facilities and revolving credit facilities established under the CWC Credit Agreement.

“CWC Group” means C&W Communications and its Subsidiaries.

“CWC Initial Revolving Credit Commitments” means the $625,000,000 revolving credit commitments, as of May 26, 2017, of the revolving credit lenders under the CWC Credit Agreement.

“Declaration of Trust” means the declaration of trust dated August 7, 2017 pursuant to which the Share Trustee holds the Shares of the Issuer on trust for certain charities and charitable institutions according to the terms of the Declaration of Trust until the Termination Date (as defined in the Declaration of Trust) and may not dispose or otherwise deal with the Shares for so long as the Notes are outstanding.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.07, substantially in the form of Exhibit B hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, DTC, including any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision(s) of this Indenture.

“Designated Non-Cash Consideration” means the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) of non-cash consideration received by the Company, any Affiliate Proceeds Loan Obligor or one of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or any Affiliate Proceeds Loan Obligor to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable); provided that the Company or any Affiliate Proceeds Loan Obligor may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company or any Affiliate Proceeds Loan Obligor with the provisions of Section 3.11 and Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“Distribution Business” means: (1) the business of upgrading, constructing, creating, developing, acquiring, operating, owning, leasing and maintaining cable television networks (including for avoidance of doubt master antenna television, satellite master antenna television, single and multi-channel microwave single or multi-point distribution systems and direct-to-home satellite systems) for the transmission, reception and/or delivery of multi-channel television and radio programming, telephony and internet and/or data services to the residential markets; or (2) any business which is incidental to or related to such business.

“dollar” or “$” means the lawful currency of the United States of America.

“Dollar Equivalent” means, (1) with respect to any monetary amount in U.S. dollars, such amount and (2) with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof by the Company or any Affiliate Proceeds Loan Obligor, as the case may be, the amount of U.S. dollars obtained by converting such currency other than U.S. dollars involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable currency other than U.S. dollars as published in The Financial Times in the “Currencies” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) on the date of such determination.

“DTC” means The Depository Trust Company, a limited-purpose trust company under New York law, or any successor thereto.

“Electronic Means” means the following communications methods: S.W.I.F.T. (Society for Worldwide Interbank Financial Telecommunication) messaging, email, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Enforcement Sale” means (1) any sale or disposition (including by way of public auction) pursuant to an enforcement action taken by the security trustee under and in accordance with the provisions of the Intercreditor Agreement, to the extent such sale or disposition is effected in compliance with the provisions of the Intercreditor Agreement, or (2) any sale or disposition pursuant to the enforcement of security in favor of other Senior Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries which complies with the terms of an Additional Intercreditor Agreement (or if there is no such intercreditor agreement, would substantially comply with the requirements of clause (1) hereof).

“Equity Offering” means (1) the distribution of Capital Stock of the Spin Parent in connection with any Spin-Off, or (2) a sale of (a) Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock), (b) Capital Stock the proceeds of which are contributed as equity share capital to the Company or any Affiliate Proceeds Loan Obligor or as Subordinated Shareholder Loans or (c) Subordinated Shareholder Loans.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system or any successor thereto.

“European Union” means the European Union, including member states as of May 1, 2004 but excluding any country which became or becomes a member of the European Union after May 1, 2004.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company or any Affiliate Proceeds Loan Obligor as capital contributions or Subordinated Shareholder Loans to the Company or any Affiliate Proceeds Loan Obligor after April 1, 2015 or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor (other than Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend), in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company or any Affiliate Proceeds Loan Obligor.

“Existing Intercreditor Agreement” means the intercreditor agreement dated January 13, 2010 among Sable International Finance Limited, Coral-US Co-Borrower LLC, and BNP Paribas as RCF Agent and Security Trustee, JPMorgan Chase Bank, N.A. as Secured Bridge Agent, certain other banks and financial institutions acting as RCF Lenders, the Secured Bridge Lender, the Original Notes Trustee and the Notes Issuer (in each case, as each such capitalized term is defined therein), as amended and restated as of March 31, 2015 and as may be further amended from time to time prior to the New Intercreditor Effective Date.

“Existing Senior Notes” means Sable International Finance Limited’s 6.875% senior notes due 2022 issued pursuant to the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the indenture dated as of August 5, 2015, between, among others, Sable International Finance Limited, as issuer, and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“Expenses Agreement” means the expenses agreement dated as of August 7, 2017 between, among others, the Issuer and Sable International Finance Limited pursuant to which Sable International Finance Limited has agreed to pay certain obligations of the Issuer, including without limitation, in respect of maintenance of the Issuer’s existence, the payment of certain tax liabilities of the Issuer, the payment of Additional Amounts pursuant to this Indenture following certain tax events and the payment of additional interest required to be paid under the Notes on overdue principal and interest.

“fair market value” unless otherwise specified, wherever such term is used in this Indenture (except as otherwise specifically provided in this Indenture), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor setting out such fair market value as conclusively determined by such Officer or such Board of Directors in good faith.

“Fold-In Issuer” means (i) following the CWC Group Assumption, if the Proceeds Loan Borrower Change does not take place, the Initial Proceeds Loan Borrower and (ii) following the CWC Group Assumption, if the Proceeds Loan Borrower Change takes place, the New Proceeds Loan Borrower, as applicable.

“GAAP” means generally accepted accounting principles in the United States of America.

“Global Note Legend” means the legend set forth in Section 2.07(j)(2), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with the Custodian and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01, 2.07(c), 2.07(d), 2.07(f) or 2.07(h).

“Group Refinancing Effective Date” means the date as notified in writing by the Company or any Affiliate Proceeds Loan Obligor to the Trustee that all actions implementing the Group Refinancing Transactions have been or are to be consummated.

“Group Refinancing Transactions” means, following the issuance of the Notes, a series of transactions that the Company may, in its sole discretion, effect in respect of the CWC Group, including:

(1)	(a) the formation of a wholly owned direct or indirect subsidiary of Cable & Wireless Limited organized under the laws of an Approved Jurisdiction and its designation as the New Senior Debt Obligor and the contribution (or other transfer) by Cable & Wireless Limited of Sable Holding Limited and, at the Company’s sole discretion, certain other Subsidiaries of Cable & Wireless Limited (collectively, the “Transferred Entities”) to the New Senior Debt Obligor or a direct or indirect Subsidiary of the New Senior Debt Obligor or

(b) the designation of Cable & Wireless Limited or Cable & Wireless Communications Limited as the New Senior Debt Obligor;

(2)	the refinancing of the Columbus Senior Notes and the Existing Senior Notes with the proceeds from the issuance of the New Senior Notes (including, but not limited to, the Notes offered hereby) by either, at the Company’s sole discretion, (x) the Initial Proceeds Loan Borrower or the Issuer or another orphan special purpose financing vehicle (collectively with the Issuer, the “SPV Issuers”), where in the case of the SPV Issuers, the proceeds of any New Senior Notes are on lent to or otherwise invested (such proceeds loans, notes or instrument, the “New Senior Notes Proceeds Loans”) in a Proceeds Loan Obligor, and the subsequent assumption, assignment, novation or other transfer of the obligations of the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) under such New Senior Notes and/or New Senior Notes Proceeds Loans from the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) to the New Senior Debt Obligor (including, without limitation the Proceeds Loan Borrower Change) and/or (y) the New Senior Debt Obligor; and

(3)	any transactions (including, but not limited to, related Restricted Payments and Indebtedness with the New Senior Debt Obligor and its Subsidiaries or any of their respective Affiliates arising from the transactions contemplated for the Group Refinancing Transactions) entered into in order to effect, or otherwise reasonably related to, the transactions contemplated for the Group Refinancing Transactions.

At the Company’s sole discretion, in addition or as an alternative to the transactions contemplated by (2) above, the Company may elect to refinance all or part of the Existing Senior Notes with proceeds of other Indebtedness (including, without limitation, senior secured Indebtedness) incurred by one or more entities in compliance with the applicable covenants and exceptions in the CWC Credit Agreement, this Indenture and the Covenant Agreement.

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” means the obligor under a guarantee.

“guarantor” means the obligor under a guarantee.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Commodity Agreement or Currency Agreement.

“Holdco Intercreditor Agreement” means the Holdco Intercreditor Agreement substantially in the form of Exhibit L to this Indenture.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holding Company” means, in relation to a Person, an entity of which that Person is a Subsidiary.

“IFRS” means the accounting standards issued by the International Accounting Standards Board and its predecessors, as in effect as of the Issue Date or, for purposes of Section 4.03 as in effect from time to time; provided that at any date after the Issue Date the Company may make an irrevocable election to establish that “IFRS” shall mean IFRS as in effect on a date that is on or prior to the date of such election. Except as otherwise expressly provided below or in this Indenture, all ratios and calculations based on IFRS contained in this Indenture shall be computed in conformity with IFRS. At any time after the Issue Date, the Company may elect to apply for all purposes of this Indenture, in lieu of IFRS, GAAP and, upon such election, references to IFRS herein will be construed to mean GAAP as in effect on the Issue Date; provided that (1) all financial statements and reports to be provided, after such election, pursuant to this Indenture shall be prepared on the basis of GAAP as in effect from time to time (including that, upon first reporting its fiscal year results under GAAP, the financial statements of the Reporting Entity (but not the financial statements of any Affiliate Proceeds Loan Obligor) shall be restated on the basis of GAAP for the year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of GAAP), and (2) from and after such election, all ratios, computations and other determinations based on IFRS contained in this Indenture shall, at the Company’s option (a) continue to be computed in conformity with IFRS (provided that, following such election, the annual, semi-annual and quarterly information required by Section 4.03(a)(1), 4.03(a)(2) and 4.03(a)(3) shall include a reconciliation, either in the footnotes thereto or in a separate report delivered therewith, of such IFRS presentation to the corresponding GAAP presentation of such financial information), or (b) be computed in conformity with GAAP with retroactive effect being given thereto assuming that such election had been made on the Issue Date. Thereafter, the Company may, at its option, elect to apply IFRS or GAAP and compute all ratios, computations and other determinations based on IFRS or GAAP, as applicable, all on the basis of the foregoing provisions of this definition of IFRS.

“Incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person (and with respect to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, on a Consolidated basis) on any date of determination (without duplication):

(1)	money borrowed or raised and debit balances at banks;

(2)	any bond, note, loan stock, debenture or similar debt instrument;

(3)	acceptance or documentary credit facilities; and

(4)	the principal component of Indebtedness of other Persons to the extent guaranteed by such Person to the extent not otherwise included in the Indebtedness of such Person,

provided that Indebtedness which has been cash-collateralized shall not be included in any calculation of Indebtedness to the extent so cash-collateralized.

Notwithstanding the foregoing, “Indebtedness” shall not include (a) any deposits or prepayments received by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary from a customer or subscriber for its service and any other deferred or prepaid revenue, (b) any obligations to make payments in relation to earn outs, (c) Indebtedness which is in the nature of equity (other than redeemable shares) or equity derivatives, (d) Capitalized Lease Obligations, (e) receivables sold or discounted, whether recourse or non-recourse, including for the avoidance of doubt any indebtedness in respect of Qualified Receivables Transactions, including without limitation guarantees by a Receivables Entity of the obligations of another Receivables Entity and any indebtedness in respect of Limited Recourse, (f) pension obligations or any obligation under employee plans or employment agreements, (g) any “parallel debt” obligations to the extent that such obligations mirror other Indebtedness, (h) any payments or liability for assets acquired or services supplied deferred

(including Trade Payables) in accordance with the terms pursuant to which the relevant assets were or are to be acquired or services were or are to be supplied (including, without limitation, any liability under an IRU Contract), (i) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (including, in each case, any accrued dividends), (j) any Hedging Obligations and (k) any Non-Recourse Indebtedness. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor, qualified to perform the task for which it has been engaged.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $700,000,000 aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Parent Proceeds Loan Guarantors” means C&W Communications, Cable & Wireless Limited and Sable Holding Limited.

“Initial Proceeds Loan Borrower” means Sable International Finance Limited (or its successors).

“Initial Public Offering” means an Equity Offering of common stock or other common equity interests of the Company, any Affiliate Proceeds Loan Obligor, the Spin Parent or any direct or indirect parent company of the Company, or any Affiliate Proceeds Loan Obligor (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of the common stock or other common equity interests of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market (including, for the avoidance of doubt, any such Equity Offering of common stock or other common equity interest of the Spin Parent in connection with any Spin-Off).

“Initial Subsidiary Proceeds Loan Guarantors” means C&W Communications, Cable & Wireless Limited, Sable Holding Limited, Coral-US Co-Borrower LLC, CWIGroup Limited, Cable & Wireless (West Indies) Limited and, within 60 Business Days of the Columbus Refinancing Date, Columbus International.

“Instructions” means Oral Instructions and Written Instructions.

“Intercreditor Agreement” means (i) following the New Intercreditor Effective Date, the New Intercreditor Agreement and (iii) any Additional Intercreditor Agreement (in each case to the extent in effect).

“Intercreditor Amendment and Restatement” means, concurrently with or following the completion of the refinancing in full of the Columbus Senior Notes and the refinancing in full of the Existing Senior Notes, the amendment and restatement of the Existing Intercreditor Agreement in its entirety into the New Intercreditor Agreement, which may be effected at the sole discretion of the Company.

“Interest Payment Date” has the meaning given to it in the Notes.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Intra-Group Services” means any of the following (provided that the terms of each such transaction are not materially less favorable, taken as a whole, to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction in arm’s length dealings with a Person that is not an Affiliate) or, in the event that there are no comparable transactions to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company or any Affiliate Proceeds Loan Obligor has conclusively determined in good faith to be fair to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary:

(1)	the sale of programming or other content by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2)	the lease or sublease of office space, other premises or equipment by the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(3)	the provision or receipt of other goods, services, facilities or other arrangements (in each case not constituting Indebtedness) in the ordinary course of business, by the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to or from the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries, including, without limitation, (a) the employment of personnel, (b) provision of employee healthcare or other benefits, including stock and other incentive plans (c) acting as agent to buy or develop equipment, other assets or services or to trade with residential or business customers, and (d) the provision of treasury, audit, accounting, banking, strategy, IT, branding, marketing, network, technology, research and development, telephony, office, administrative, compliance, payroll or other similar services; and

(4)	the extension by or to the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries of trade credit not constituting Indebtedness in relation to the provision or receipt of Intra-Group Services referred to in paragraphs (1), (2) or (3) of this definition of Intra-Group Services.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by the Company, any Affiliate Proceeds Loan Obligor or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company, any Affiliate Proceeds Loan Obligor or a Parent.

For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07,

(a)	“Investment” will include the portion (proportionate to the Company’s or any Affiliate Proceeds Loan Obligor’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company or any Affiliate Proceeds Loan Obligor will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s or any Affiliate Proceeds Loan Obligor’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s or any Affiliate Proceeds Loan Obligor’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(b)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case as determined conclusively in good faith by the Board of Directors or senior management of the Company, or any Affiliate Proceeds Loan Obligor.

If the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of Voting Stock of a Restricted Subsidiary such that such Subsidiary is no longer a Restricted Subsidiary, then the Investment of the Company, or any Affiliate Proceeds Loan Obligor in such Person shall be deemed to have been made as of the date of such transfer or other disposition in an amount equal to the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor).

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company or any Affiliate Proceeds Loan Obligor’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment

“Investment Grade Securities” means:

(1)	securities issued by the U.S. government or by any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by the U.S. government and in each case with maturities not exceeding two years from the date of the acquisition;

(2)	securities issued by or a member of the European Union as of January 1, 2004, or any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by a member of the European Union as of January 1, 2004, and in each case with maturities not exceeding two years from the date of the acquisition;

(3)	debt securities or debt instruments with a rating of A or higher by Standard & Poor’s Ratings Services or A-2 or higher by Moody’s Investors Service, Inc. or the equivalent of such rating by such rating organization, or if no rating of Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. then exists, the equivalent of such rating by any other nationally recognized securities ratings agency, by excluding any debt securities or instruments constituting loans or advances among the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries;

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1) through (3) which fund may also hold immaterial amounts of cash and Cash Equivalents pending investment and/or distribution; and

(5)	corresponding instruments in countries other than those identified in clauses (1) and (2) above customarily utilized for high quality investments and, in each case, with maturities not exceeding two years from the date of the acquisition.

“Investment Grade Status” shall occur when the Notes receive any two of the following:

(1)	a rating of “Baa3” (or the equivalent) or higher from Moody’s Investors Service, Inc. or any of its successors or assigns;

(2)	a rating of “BBB-” (or the equivalent) or higher from Standard & Poor’s Ratings Services, or any of its successors or assigns; and

(3)	a rating of “BBB-” (or the equivalent) or higher from Fitch Ratings Inc. or any of its successors or assigns,

in each case, with a “stable outlook” from such rating agency.

“IPO Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (ii) the price per share at which such shares of common stock or common equity interests are sold or distributed in such Initial Public Offering.

“IRU Contract” means a contract entered into by C&W Communications, the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in the ordinary course of business in relation to the right to use capacity on a telecommunications cable system (including the right to lease such capacity to another person).

“Issue Date” means August 16, 2017.

“Issue Date Arrangement Agreement” refers to the agreement dated the Issue Date between the Issuer, Sable International Finance Limited and the Share Trustee, as amended, restated, supplemented or otherwise modified from time to time.

“Issuer” means C&W Senior Financing Designated Activity Company and any and all successors thereto prior to the CWC Group Assumption Date (if it takes place).

“Issuer Asset Sale” means the sale, lease, conveyance or other disposition of any rights, property or assets by the Issuer, other than the granting of a Permitted Issuer Lien or any Permitted Issuer Investment.

“Issuer Profit Account” means the account in the name of the Issuer into which the Issuer Profit is paid pursuant to the Expenses Agreement.

“Issuer Profit” means the payment on the Issue Date into the Issuer Profit Account of $10,000 as a fee for entering into the transactions contemplated by this Indenture, the Proceeds Loan Agreement, the Collateral Sharing Agreement, the Notes Security Documents and the other agreements to which the Issuer is party.

“Joint Venture Parent” means the joint venture entity formed in a Parent Joint Venture Transaction.

“Law” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any governmental authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case whether or not having the force of law.

“Lien” means any assignment, mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Condition Transaction” means (i) any Investment or acquisition, in each case, by one or more of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries of any assets, business or Person, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing, and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment.

“Limited Recourse” means a letter of credit, revolving loan commitment, cash collateral account, guarantee or other credit enhancement issued by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than a Receivables Entity) in connection with the incurrence of Indebtedness by a Receivables Entity under a Qualified Receivables Transaction; provided that, the aggregate amount of such letter of credit reimbursement obligations and the aggregate available amount of such revolving loan commitments, cash collateral accounts, guarantees or other such credit enhancements of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (other than a Receivables Entity) shall not exceed 25% of the principal amount of such Indebtedness at any time.

“Local GAAP” means generally accepted accounting principles of the jurisdiction of the Issuer as in effect from time to time.

“Losses” means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses) sustained by either party.

“Management Fees” means any management, consultancy stewardship, or other similar fees payable by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, including any fees, charges and related expenses incurred by any Parent on behalf of and/or charged to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity on the date of the declaration of the relevant dividend, multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of the declaration of such dividend.

“Minority Investment” means any Person in which the Company or any Affiliate Proceeds Loan Obligor owns a minority interest that is not a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor that has been designated as a “Minority Investment” by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor. The Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor may subsequently elect to remove any such designation. Any such designation or election shall be evidenced to the Trustee by promptly filing with the Trustee an Officer’s Certificate certifying such designation or election by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, Subordinated Shareholder Loans or other capital contributions, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Intercreditor Agreement” means the New Intercreditor Agreement substantially in the form of Exhibit K to this Indenture.

“New Intercreditor Effective Date” means the date as notified in writing by the Company, the Issuer or any Affiliate Proceeds Loan Obligor to the Trustee on which the New Intercreditor Agreement has become or will become effective (which, for the avoidance of doubt, shall occur concurrently with or after the refinancing in full of both the Columbus Senior Notes and the Existing Senior Notes).

“New Holdco” means the direct or indirect Subsidiary of the Ultimate Parent following the Post-Closing Reorganizations.

“New Proceeds Loan Borrower” has the meaning ascribed thereto under Section 5.03.

“New Senior Debt Obligor” means the CWC Group entity designated by the Company as the primary issuer or borrower under the New Senior Notes and/or New Senior Notes Proceeds Loan pursuant to the Group Refinancing Transactions.

“New Senior Notes” means, collectively any senior notes (including, without limitation, the Notes offered hereby) issued by, at the Company’s sole discretion, the Issuer (and in each case, subsequently assumed or otherwise acquired by the New Senior Debt Obligor) or the New Senior Debt Obligor, as applicable, in connection with the Group Refinancing Transactions.

“Non-Controlling Interest” means any minority interest in a Restricted Subsidiary held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary.

“Non-Recourse Indebtedness” means any indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and not of any other Person), in respect of which the Person or Persons to whom such indebtedness is or may be owed has or have no recourse whatsoever to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary for any payment or repayment in respect thereof:

(1) other than recourse to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary which is limited solely to the amount of any recoveries made on the enforcement of any collateral securing such indebtedness or in respect of any other disposition or realization of the assets underlying such indebtedness;

(2) provided that such Person or Persons are not entitled, pursuant to the terms of any agreement evidencing any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up, dissolution or administration of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (or proceedings having an equivalent effect) or to appoint or cause the appointment of any receiver, trustee or similar person or officer in respect of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or any of its assets until after the Notes have been repaid in full; and

(3) provided further that the principal amount of all indebtedness Incurred and outstanding pursuant to this definition does not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Note Collateral” means

(1)	a first-ranking charge over all bank accounts of the Issuer other than the Issuer Profit Account; and

(2)	a first-ranking assignment of the Issuer’s rights under the Proceeds Loan and Proceeds Loan Agreement and any Additional Proceeds Loans that may be incurred in the future, including the Issuer’s rights in respect of the Proceeds Loan Guarantees.

“Note Security Documents” means the security documents creating the security interest in the Note Collateral.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final Offering Memorandum, dated August 10, 2017, relating to the offer of the Initial Notes.

“Officer” of any Person means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Deputy Chief Financial Officer, the President, any Vice President, any Managing Director, any Director, any Board Member, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, or any authorized signatory of such Person.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, any Affiliate Proceeds Loan Obligor or the Trustee.

“Oral Instructions” means verbal instructions or directions received by the Agents from an Authorized Person or a person reasonably believed by the Agents to be an Authorized Person.

“ordinary course of business” means the ordinary course of business of C&W Communications and its Subsidiaries and/or the Ultimate Parent and its Subsidiaries.

“Parent” means (i) the Ultimate Parent, (ii) any Subsidiary of the Ultimate Parent of which the Company or any Affiliate Proceeds Loan Obligor is a Subsidiary on the Issue Date, (iii) any other Person of which the Company or any Affiliate Proceeds Loan Obligor at any time is or becomes a Subsidiary after the Issue Date (including, for the avoidance of doubt, the Spin Parent and any Subsidiary of the Spin Parent following any Spin-Off ) and (iv) any Joint Venture Parent, any Subsidiary of the Joint Venture Parent and any Parent Joint Venture Holders following any Parent Joint Venture Transaction.

“Parent Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Parent or any Subsidiary of a Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Indenture or any other agreement or instrument relating to Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2)	indemnification obligations of any Parent or any Subsidiary of a Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person with respect to its ownership of the Company, or any Affiliate Proceeds Loan Obligor or the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(3)	obligations of any Parent or any Subsidiary of a Parent in respect of director and officer insurance (including premiums therefor) with respect to its ownership of the Company, or any Affiliate Proceeds Loan Obligor or the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(4)	general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent or Subsidiary of a Parent related to the ownership, stewardship or operation of the business (including, but not limited to, Intra-Group Services) of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, including acquisitions, or dispositions or treasury transactions by the Company, any Affiliate Proceeds Loan Obligor or the Subsidiaries permitted hereunder (whether or not successful) in each case, to the extent such costs, obligations and/or expenses are not paid by another Subsidiary of such Parent; and

(5)	fees and expenses payable by any Parent in connection with any 2016 Transaction, Group Refinancing Transaction, or a Post-Closing Reorganization.

“Parent Joint Venture Holders” means the holders of the share capital of the Joint Venture Parent.

“Parent Joint Venture Transaction” means a transaction pursuant to which a joint venture is formed by the contribution of some or all of the assets of a Parent or issuance or sale of shares of a Parent to one or more entities which are not Affiliates of the Ultimate Parent.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of related business assets (including, without limitation, securities of a Related Business) or a combination of such assets, cash and Cash Equivalents between the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries and another Person.

“Permitted Business” means any business:

(1)	engaged in by any Parent, any Subsidiary of any Parent, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary on the Issue Date;

(2)	that consists of the upgrade, construction, creation, development, marketing, acquisition (to the extent permitted under this Indenture), operation, utilization and maintenance of networks that use existing or future technology for the transmission, reception and delivery of voice, video and/or other data (including networks that transmit, receive and/or deliver services such as multi-channel television and radio, programming, telephony (including for the avoidance of doubt, mobile telephony), Internet services and content, high speed data transmission, video, multi-media and related activities);

(3)	or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which any Parent, any Subsidiary of any Parent, the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries are engaged on the Issue Date, including, without limitation, all forms of television, telephony (including, for the avoidance of doubt, mobile telephony) and internet services and any services relating to carriers, networks, broadcast or communications services, or Content; or

(4)	that comprises being a Holding Company of one or more Persons engaged in any such business.

“Permitted Credit Facility” means, one or more debt facilities or arrangements (including, without limitation, the CWC Credit Agreement) that may be entered into by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries providing for credit loans, letters of credit or other Indebtedness or other advances, in each case, Incurred in compliance with Section 4.09.

“Permitted Financing Action” means, to the extent that any incurrence of Indebtedness or Refinancing Indebtedness is permitted pursuant to Section 4.09, any transaction to facilitate or otherwise in connection with a cashless rollover of one or more lenders’ or investors’ commitments or funded Indebtedness in relation to the incurrence of that Indebtedness or Refinancing Indebtedness.

“Permitted Holders” means, collectively, (1) the Ultimate Parent, (2) in the event of a Spin-Off, the Spin Parent and any Subsidiary of the Spin Parent, (3) any Affiliate or Related Person of a Permitted Holder described in clauses (1) or (2) above, and any successor to such Permitted Holder, Affiliate, or Related Person, (4) any Person who is acting as an underwriter in connection with any public or private offering of Capital Stock of the Company or any Affiliate Proceeds Loan Obligor, acting in such capacity and (5) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) whose acquisition of “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock or of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (taken as a whole) constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with Section 4.14.

“Permitted Investment” means an Investment by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in:

(1)	the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity);

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity);

(3)	cash and Cash Equivalents or Investment Grade Securities;

(4)	receivables owing to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary;

(7)	Capital Stock, obligations, accounts receivables or securities received in settlement of debts created in the ordinary course of business and owing to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization, workout recapitalization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including without limitation an Asset Disposition, in each case, that was made in compliance with Section 4.10 and other Investments resulting from the disposition of assets in transactions excluded from the definition of “Asset Disposition” pursuant to the exclusions from such definition;

(9)	any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Issue Date or made in compliance with Section 4.07; provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Indenture;

(10)	Currency Agreements, Commodity Agreements and Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(11)	Investments by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed the greater of $250.0 million and 5.0% of Total Assets at any one time, provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary in compliance with Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(12)	Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(13)	guarantees issued in accordance with Section 4.09 and other guarantees (and similar arrangements) of obligations not constituting Indebtedness;

(14)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(15)	the CWC Credit Facilities, the Notes, the Existing Senior Notes, the 2019 Sterling Bonds, the Columbus Senior Notes, and any other Indebtedness (other than Subordinated Obligations) of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary;

(16)	so long as no Default or Event of Default of the type specified in Section 6.01(a)(1) or Section 6.01(a)(2) has occurred and is continuing, (a) minority Investments in any Person engaged in a Permitted Business and (b) Investments in joint ventures that conduct a Permitted Business to the extent that, after giving pro forma effect to any such Investment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(17)	any Investment to the extent made using as consideration Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock), Subordinated Shareholder Loans or Capital Stock of any Parent;

(18)	Investments acquired after the Issue Date as a result of the acquisition by the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, including by way of merger, amalgamation or consolidation with or into the Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)	Permitted Joint Ventures;

(20)	Investments in Securitization Obligations;

(21)	[Reserved];

(22)	any Person where such Investment was acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(23)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of Section 4.11(b) (except those transactions described in Section 4.11(b)(1), Section 4.11(b)(5), Section 4.11(b)(9) or Section 4.11(b)(23));

(24)	Investments in or constituting Bank Products;

(25)	the 2015 Columbus Carve-Out, or any component or the unwinding thereof, to the extent constituting an Investment;

(26)	[Reserved];

(27)	Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(28)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements;

(29)	advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(30)	Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(31)	Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in connection with any start-up financing or seed funding of any Person, together with all other Investments pursuant to this clause (31), in an aggregate amount at the time of such Investment not to exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any one time; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause.

“Permitted Issuer Investment” means Investments in:

(1)	cash and Cash Equivalents;

(2)	the Notes;

(3)	any Additional Issuer Debt;

(4)	the Proceeds Loans;

(5)	any Additional Proceeds Loan; and

(6)	the incorporation of one or more Subsidiaries of the Issuer for the purposes of issuing or Incurring senior secured Indebtedness to be on-lent to a Proceeds Loan Obligor.

“Permitted Issuer Liens” means:

(1)	Liens created for the benefit of (or to secure) the Notes;

(2)	Liens on the Note Collateral to secure Additional Issuer Debt and guarantees of Additional Issuer Debt;

(3)	Liens arising by operation of law described in one or more of clauses (4), (9) or (11) of the definition of Permitted Liens;

(4)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose; and

(5)	Liens over Capital Stock of any Subsidiary of the Issuer in favor of Indebtedness Incurred by any Subsidiary of the Issuer.

“Permitted Issuer Maintenance Payments” means amounts paid to a direct or indirect Parent of the Issuer or to the Share Trustee to the extent required to permit such Parent or Share Trustee to pay reasonable amounts required to be paid by it to maintain the Parent’s, the Issuer’s and its Subsidiaries’ corporate existence and to pay reasonable accounting, legal, management and administrative fees and other bona fide operating expenses.

“Permitted Joint Ventures” means one or more joint ventures formed (a) by the contribution of some or all of the assets of the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division pursuant to a Business Division Transaction to a joint venture formed by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries with one or more joint venturers and/or (b) for the purposes of network and/or infrastructure sharing with one or more joint venturers.

“Permitted Liens” means:

(1)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction, and Liens on Investments in Receivables Entities;

(2)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of

Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’ landlords’, materialmen’s, repairmen’s, construction and other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(5)	Liens in favor of issuers of surety, bid or performance bonds or with respect to other regulatory requirements or trade or government contracts or to secure leases or permits, licenses, statutory or regulatory obligations, or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property or assets over which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto, (including, without limitation, the right reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit acquired by the Company, any Affiliate Proceeds Loan Obligor or any of its Restricted Subsidiaries or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof), (b) minor survey exceptions, encumbrances, trackage rights, special assessments ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and (c) any condemnation or eminent domain proceedings affecting any real property;

(7)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be Incurred under this Indenture;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(9)	Liens arising out of judgments, decrees, orders or awards so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, Purchase Money Obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business (including Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business) provided that such Liens do not encumber any other assets or property of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11)	Liens (i) arising solely by virtue of any statutory or common law provisions or customary business provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes or (iv) deposits made in the ordinary course of business to secure liability to insurance carriers;

(12)	Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries in the ordinary course of business;

(13)	Liens securing:

(a)	Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and, in the case of Section 4.09(c)(7), the Company, any Affiliate Proceeds Loan Obligor, the Restricted Subsidiaries, C&W Communications and its Subsidiaries and, following an Affiliate Proceeds Loan Obligor Accession, C&W Parent and its Subsidiaries, that is permitted to be Incurred under Section 4.09(b), Section 4.09(c)(1), Section 4.09(c)(3)(A), Section 4.09(c)(3)(B), Section 4.09(c)(3)(E), Section 4.09(c)(4) (in the case of Section 4.09(c)(4) to the extent such Indebtedness is secured by a Lien that is existing on, or provided for, under written arrangements existing on the Issue Date), Section 4.09(c)(7), Section 4.09(c)(13) (in the case of Section 4.09(c)(13), to the extent such guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this clause (13) of this definition of “Permitted Liens”), Section 4.09(c)(14), Section 4.09(c)(18), Section 4.09(c)(21) or Section 4.09(c) (25);

(b)

Indebtedness that is permitted to be Incurred under Section 4.09(c)(6) and guarantees thereof; provided that, at the time of the acquisition or other transaction pursuant to which such Indebtedness was incurred and after giving effect to the Incurrence of such Indebtedness on a pro forma basis, (i) the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries would have been able to incur $1.00 of additional Indebtedness pursuant to Section 4.09(b) or (ii) the Consolidated Net Leverage Ratio would not be greater than it was immediately prior to giving pro forma effect to such acquisition or other transaction and to the Incurrence of such Indebtedness);

(14)	Liens securing Indebtedness to the extent Incurred in compliance with Section 4.09(c)(17), including guarantees and any Refinancing Indebtedness in respect thereof;

(15)	Liens (a) over the segregated trust accounts set up to fund productions, (b) required to be granted over productions to secure production grants granted by regional and/or national agencies promoting film production in the relevant regional and/or national jurisdiction and (c) over assets relating to a specific production funded by Production Facilities;

(16)	Liens existing on, or provided for under written arrangements existing on, the Issue Date;

(17)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(18)	Liens on property at the time the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into any Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(19)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company, any Affiliate Proceeds Loan Obligor or another Restricted Subsidiary;

(20)	Liens securing the Proceeds Loan and the Proceeds Loan Guarantees;

(21)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(22)	Liens securing Indebtedness Incurred under any Permitted Credit Facility;

(23)	Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(24)	any interest or title of a lessor under any Capitalized Lease Obligations or operating leases;

(25)	any encumbrance or restriction (including, but not limited to, put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(26)	Liens over rights under loan agreements relating to, or over notes or similar instruments evidencing, the on-loan of proceeds received by a Restricted Subsidiary from the issuance of Indebtedness, which Liens are created to secure payment of such Indebtedness;

(27)	Liens on assets or property of a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor securing Indebtedness of a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor and a Proceeds Loan Obligor permitted by Section 4.09;

(28)	Liens in respect of the ownership interests in, or assets owned by, any joint ventures securing obligations of such joint ventures or similar agreements;

(29)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers or escrow agent thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose;

(30)	Liens Incurred with respect to obligations that do not exceed the greater of (a) $250.0 million and (b) 5.0% of Total Assets at any time outstanding;

(31)	Liens consisting of any right of set-off granted to any financial institution acting as a lockbox bank in connection with a Qualified Receivables Transaction;

(32)	Liens for the purpose of perfecting the ownership interests of a purchaser of Receivables and related assets pursuant to any Qualified Receivables Transaction;

(33)	Cash deposits or other Liens for the purpose of securing Limited Recourse;

(34)	Liens arising in connection with other sales of Receivables permitted hereunder without recourse to the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries;

(35)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction”;

(36)

Liens in respect of Bank Products or to implement cash pooling arrangements or arising under the general terms and conditions of banks with whom the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary

maintains a banking relationship or to secure cash management and other banking services, netting and set-off arrangements, and encumbrances over credit balances on bank accounts to facilitate operation of such bank accounts on a cash-pooled and net balance basis (including any ancillary facility under any Credit Facility or other accommodation comprising of more than one account) and Liens of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary under the general terms and conditions of banks and financial institutions entered into in the ordinary course of banking or other trading activities;

(37)	Liens on cash, Cash Equivalents, Investments or other property arising in connection with the defeasance, discharge or redemption of Indebtedness; provided that such defeasance, discharge or redemption is not prohibited hereunder;

(38)	Liens on cash or Cash Equivalents securing the obligations and facilities of Cable & Wireless Limited under and in respect of the Cable & Wireless Supplemental Pension Scheme and the trust deed and rules in respect thereof;

(39)	Liens on cash in support of letters of credit issued pursuant to the terms of the CFA or any cash escrow arrangements for the same purpose;

(40)	Liens on equipment of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary granted in the ordinary course of business to a client of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary at which such equipment is located;

(41)	subdivision agreements, site plan control agreements, development agreements, servicing agreements, cost sharing, reciprocal and other similar agreements with municipal and other governmental authorities affecting the development, servicing or use of a property; provided the same are complied with in all material respects except as such non-compliance does not interfere in any material respect as determined in good faith by the Company or any Affiliate Proceeds Loan Obligor with the business of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries taken as a whole;

(42)	facility cost sharing, servicing, reciprocal or other similar agreements related to the use and/or operation a property in the ordinary course of business; provided the same are complied with in all material respects; and

(43)	deemed trusts created by operation of law in respect of amounts which are (i) not yet due and payable, (ii) immaterial, (iii) being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS or (iv) unpaid due to inadvertence after exercising due diligence.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, partnership, limited liability company or other entity, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such entity, over shares of Capital Stock of any other class of such entity.

“Private Placement Legend” means the legend set forth in Section 2.07(j)(1) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Proceeds Loan” refers to the facilities granted by the Issuer to the Proceeds Loan Borrower under the Proceeds Loan Agreement (including, without limitation, the facilities funded on the Issue Date by the net proceeds of the Notes).

“Proceeds Loan Agreement” means the Proceeds Loan Agreement dated as of the Issue Date (as amended, supplemented and/or restated from time to time) between, among others, the Issuer, as lender and Sable International Finance Limited, as Initial Proceeds Loan Borrower.

“Proceeds Loan Borrower” means the Initial Proceeds Loan Borrower or, following the Proceeds Loan Borrower Change, the New Proceeds Loan Borrower and, in each case, any and all successors thereto, and any permitted assignees thereof under the Proceeds Loan Agreement.

“Proceeds Loan Borrower Change” has the meaning ascribed thereto under Section 5.03.

“Proceeds Loan Guarantors” means (1) each of the Initial Parent Proceeds Loan Guarantors and the Initial Subsidiary Proceeds Loan Guarantors in their capacity as guarantors of the Proceeds Loan, (2) each Additional Subsidiary Proceeds Loan Guarantor (including each Affiliate Subsidiary that becomes a guarantor as provided under this Indenture) and any Additional Parent Proceeds Loan Guarantor in their capacity as additional guarantors of the Proceeds Loan, (3) each Affiliate Proceeds Loan Obligor in its capacity as an additional guarantor of the Proceeds Loan and (4) any and all successors thereto and any permitted assignees thereof under the Proceeds Loan.

“Proceeds Loan Obligors” means the Proceeds Loan Borrower and the Proceeds Loan Guarantors (including any Additional Proceeds Loan Guarantor).

“Production Facilities” means any bilateral facilities provided by a lender to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to finance a production.

“Pro forma EBITDA” means, for any period, the Consolidated EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, provided, however, that for the purposes of calculating Pro forma EBITDA for such period, if, as of such date of determination:

(1)	since the beginning of such period the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Net Leverage Ratio or Pro forma Non-Controlling Interest EBITDA, as applicable, is such a Sale, Pro forma EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2)	since the beginning of such period the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Person that thereby becomes a Restricted Subsidiary, acquires any Non-Controlling Interests in a Restricted Subsidiary or otherwise acquires any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such Investment or acquisition, a “Purchase”) including any such Purchase occurring in connection with a transaction causing a calculation to be made under this Indenture, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3)	since the beginning of such period any Person (that became a Restricted Subsidiary or was merged with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition and determining compliance with any provision of this Indenture that requires the calculation of any financial ratio or test, (a) whenever pro forma effect is to be given to any transaction or calculation, the pro forma calculations will be as determined conclusively in good faith by a responsible financial or accounting officer of the Company (including without limitation in respect of anticipated expense and cost reductions) including, without limitation, as a result of, or that would result from any actions taken, committed to be taken or with respect to which substantial steps have been taken, by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary including, without limitation, in connection with any cost reduction synergies or cost savings plan or program or in connection with any transaction, investment, acquisition, disposition, restructuring, corporate reorganization or otherwise (regardless of whether these cost savings and cost reduction synergies could then be reflected in pro forma financial statements to the extent prepared), (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period and (c) interest on any Indebtedness that bears interest at a floating rate and that is being given pro forma effect shall be calculated as if the rate in effect on the date of calculation had been applicable for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness).

“Pro forma Non-Controlling Interest EBITDA” means, for any period, an amount equal to the proportion of the Pro forma EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries which would have been attributable to Non-Controlling Interests, on the basis that the relevant measures for calculating such Pro forma EBITDA for such period under the definition of “Pro forma EBITDA” (including “Consolidated EBITDA”) are attributed to such Non-Controlling Interests in accordance with the definition of “Consolidation”.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale. The term “Public Debt” (a) shall not include the Notes (or any Additional Notes) and (b) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any Indebtedness under the CWC Credit Agreement, a Permitted Credit Facility, a Production Facility, commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Public Market” means any time after an Equity Offering has been consummated, shares of common stock or other common equity interests of the IPO Entity having a market value in excess of $75.0 million on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering, including an Initial Public Offering, of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include any offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Public Offering Expenses” means expenses Incurred by any Parent in connection with any public offering of Capital Stock or Indebtedness (whether or not successful):

(1)	where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; or

(2)	in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned; or

(3)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company, any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed, in each case, to the extent such expenses are not paid by another Subsidiary of such Parent.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) is repayable from cash available to the Receivables Entity, other than (i) amounts required to be established as reserves pursuant to agreements, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables and (b) may be subordinated to the payments described in clause (a).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries pursuant to which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a Lien in, any Receivables (whether now existing or arising in the future) of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which Liens are customarily granted, in connection with asset securitization involving Receivables and any Hedging Obligations entered into by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary in connection with such Receivables.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account”, “chattel paper”, “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company or any Affiliate Proceeds Loan Obligor (or another Person in which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary makes an Investment or to which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings;

(c)	subjects any property or asset of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; or

(d)	except, in each such case, Limited Recourse and Permitted Liens as defined in clauses (31) through (35) of the definition thereof;

(2)	with which neither the Company, any Affiliate Proceeds Loan Obligor nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms not materially less favorable to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, or any Affiliate Proceeds Loan Obligor, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3)	to which neither the Company, any Affiliate Proceeds Loan Obligor nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than those related to or incidental to the relevant Qualified Receivables Transaction), except for Limited Recourse.

Any such designation by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor shall be evidenced to the Trustee by promptly filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Receivables Entity in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of Receivables in a Qualified Receivables Transaction to repurchase Receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Redemption Date” means, when used with respect to any Note to be redeemed pursuant to this Indenture, the date fixed for such redemption.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance”, “refinances”, and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including Indebtedness of the Company, or any Affiliate Proceeds Loan Obligor that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, including successive refinancings; provided, however, that:

(1)	if the Indebtedness being refinanced constitutes Subordinated Obligations, (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus an amount to pay any interest, fees and expenses, premiums and defeasance costs, Incurred in connection therewith;

(3)	if the Indebtedness being refinanced constitutes Subordinated Obligations, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being refinanced; and

(4)	if the Existing Senior Notes or the 2019 Sterling Bonds are being refinanced by a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor, such Refinancing Indebtedness shall be Incurred by such Restricted Subsidiary in compliance with Section 4.09(b), Section 4.09(c)(1), Section 4.09(c)(17), Section 4.09(c)(18) and/or Section 4.09(c)(25).

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of all or any part of any such Credit Facility or other Indebtedness.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means one or more Global Notes, substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee, initially issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on the Issue Date.

“Related Person” with respect to any Permitted Holder, means:

(1)	any controlling equity holder or majority (or more) owned Subsidiary of such Permitted Holder;

(2)	in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein.

“Related Taxes” means:

(1)	any taxes, including but not limited to sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar taxes (other than (x) taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its:

(a)	being organized or incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any Affiliate Proceeds Loan Obligor or any of the Company’s, or any Affiliate Proceeds Loan Obligor’s Subsidiaries), or

(b)	being a holding company parent of the Company, any Affiliate Proceeds Loan Obligor or any of the Company’s, or any Affiliate Proceeds Loan Obligor’s Subsidiaries, or

(c)	receiving dividends from or other distributions in respect of the Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any of the Company’s or any Affiliate Proceeds Loan Obligor’s Subsidiaries, or

(d)	having guaranteed any obligations of the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, or

(e)	having made any payment in respect to any of the items for which the Company, or any Affiliate Proceeds Loan Obligor is permitted to make payments to any Parent pursuant to Section 4.07,

in each case, to the extent such taxes are not paid by another Subsidiary or such Parent; or

(2)	any taxes measured by income for which any Parent is liable up to an amount not to exceed with respect to such taxes the amount of any such taxes that the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries and any taxes imposed by way of withholding on payments made by one Parent to another Parent on any financing that is provided, directly or indirectly in relation to the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries (in each case, reduced by any taxes measured by income actually paid by the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries).

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

“Reporting Entity” refers to C&W Communications, or following any election made in accordance with Section 4.03, the Company or such other Parent of the Company, or, following an Affiliate Proceeds Loan Obligor Accession, C&W Parent or a Parent of C&W Parent.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness or the provider of Senior Indebtedness (if provided on a bilateral basis), as the case may be.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) including any vice president, assistant vice president, assistant treasurer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Definitive Note” means a Definitive Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company (including the Proceeds Loan Borrower) or of any Affiliate Proceeds Loan Obligor, together with any Affiliate Subsidiaries, in each case other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sable Holding” means Sable Holding Limited and its successors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitization Obligation” means any Indebtedness or other obligation of any Receivables Entity.

“Security Agent” means The Bank of New York Mellon, London Branch (or another agent appointed by the New Senior Debt Obligor) appointed as security agent for the Proceeds Loan or any New Senior Notes for the purposes of the New Senior Debt Obligor Share Pledge, or any successors thereto.

“Security Trustee” means The Bank of New York Mellon, London Branch, and any successor or replacement Security Trustee in such capacity.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter Incurred, all amounts payable by, under or in respect of all other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to each of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any Indebtedness Incurred in violation of this Indenture;

(2)	any obligation of the Company or any Affiliate Proceeds Loan Obligor to any Restricted Subsidiary or any obligation of any Proceeds Loan Guarantor to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(3)	any liability for taxes owed or owing by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(4)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(5)	any Indebtedness, guarantee or obligation of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, including, without limitation, any Subordinated Obligation; or

(6)	any Capital Stock.

“Senior Unsecured Indebtedness” means any Public Debt or other Indebtedness that is unsecured in excess of $50.0 million Incurred by the Company or any Affiliate Proceeds Loan Obligor.

“Shares” means issued shares of the Issuer.

“Share Trustee” means MaplesFS Trustees Ireland Limited, who holds the Shares of the Issuer under the Declaration of Trust.

“Significant Subsidiary” means any Restricted Subsidiary which, together with the Restricted Subsidiaries of such Restricted Subsidiary, accounted for more than 10.0% of the Total Assets as of the end of the most recently completed fiscal year.

“Solvent Liquidation” means any voluntary liquidation, winding up or corporate reconstruction involving the business or assets of, or shares of (or other interests in) any Subsidiary of C&W Parent (other than the Issuer); provided that, to the extent the Subsidiary of C&W Parent involved in such Solvent Liquidation is a Proceeds Loan Guarantor, the Successor Company assumes all the obligations of that Guarantor under this Indenture, the Proceeds Loan Guarantee, and the Intercreditor Agreement, in each case, to which such Proceeds Loan Guarantor was a party prior to the Solvent Liquidation unless (i) such Successor Company is an existing Guarantor or (ii) such Successor Company would, but for the operation of this proviso, no longer be required to guarantee the Notes or any Senior Unsecured Indebtedness and accordingly any guarantee required by this proviso would become subject to automatic release in accordance with the provisions set forth under Section 10.01.

“Special Dividend” means the special dividend in the amount of in the amount of £0.03 per share paid to the C&W Communications’ shareholders of record immediately prior to the consummation of the 2016 Liberty Acquisition.

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

“Spin-Off” means a transaction by which all outstanding ordinary and or equity shares of the Company or any Affiliate Proceeds Loan Obligor or a Parent of the Company or any Affiliate Proceeds Loan Obligor directly or indirectly owned by the Ultimate Parent are distributed to (1) all of the Ultimate Parent’s shareholders or (2) all of the shareholders comprising one or more group of the Ultimate Parent’s shareholders as provided by the Ultimate Parent’s articles of association, in each case, either directly or indirectly through the distribution of shares in a Parent holding the Company’s and any Affiliate Proceeds Loan Obligor’s shares or such Parent’s shares.

“Spin Parent” means the Person the shares of which are distributed to the shareholders of the Ultimate Parent pursuant to the Spin-Off.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary which are reasonably customary in securitization of Receivables transactions, including without limitation, those relating to the servicing of the assets of a Receivables Entity and Limited Recourse, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, in the case of the Proceeds Loan Borrower, any Indebtedness of the Proceeds Loan Borrower (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Proceeds Loan pursuant to a written agreement and, in the case of a Proceeds Loan Guarantor, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Proceeds Loan Guarantee of such Proceeds Loan Guarantor pursuant to a written agreement; provided that, the other New Senior Notes or the Proceeds Loan (including any Additional Proceeds Loans) shall not be deemed to be Subordinated Obligations.

“Subordinated Shareholder Loans” means Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and any security into which such Indebtedness, other than Capital Stock, is convertible or for which it is exchangeable at the option of the holder) issued to and held by any Affiliate (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) that (either pursuant to its terms or pursuant to an agreement with respect thereto):

(1)	does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor, as applicable, or any Indebtedness meeting the requirements of this definition);

(2)	does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)	contains no change of control or similar provisions that are effective, and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment prior to the first anniversary of the Stated Maturity of the Notes;

(4)	does not provide for or require any Lien or encumbrance over any asset of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries;

(5)	is subordinated in right of payment to the prior payment in full of the Notes or the Proceeds Loan Guarantee, as applicable, in the event of (a) a total or partial liquidation, dissolution or winding up of the Company or any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable, (b) a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property or any Affiliate Proceeds Loan Obligor and its property or such Restricted Subsidiary and its property, as applicable, (c) an assignment for the benefit of creditors or (d) any marshalling of the Company’s assets and liabilities or any Affiliate Proceeds Loan Obligor’s assets and liabilities, or such Restricted Subsidiary’s assets and liabilities, as applicable;

(6)	under which the Company or any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable, may not make any payment or distribution of any kind or character with respect to any obligations on, or relating to, such Subordinated Shareholder Loans if (a) a payment Default under this Indenture in relation to the Notes occurs and is continuing or (b) any other Default under this Indenture occurs and is continuing that permits the Holders of the Notes to accelerate their maturity and the Company or any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as applicable, receives notice of such Default from the requisite Holders of the Notes, until in each case the earliest of (i) the date on which such Default is cured or waived or (ii) 180 days from the date such Default occurs (and only once such notice may be given during any 360 day period); and

(7)	under which, if the holder of such Subordinated Shareholder Loans receives a payment or distribution with respect to such Subordinated Shareholder Loan (a) other than in accordance with this Indenture or as a result of a mandatory requirement of applicable law or (b) under circumstances described under clauses (5)(a) through (d) above, such holder will forthwith pay all such amounts to the Trustee or the Security Trustee to be held in trust for application in accordance with this Indenture.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Except as used in Section 4.09(c)(7)(B), the definitions of “ordinary course of business”, “CWC Group” and clause (13) of “Permitted Liens” or as otherwise specified herein, or unless as the context may require, each reference to a Subsidiary will refer to a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor.

“Telecommunications Services of Trinidad and Tobago” means Telecommunications Services of Trinidad and Tobago Limited.

“Test Period” means, on any date of determination, the period of the most recent two consecutive fiscal half-years for which, at the option of the Company or any Affiliate Proceeds Loan Obligor, (i) semi-annual financial statements have previously been furnished to the Trustee under Section 4.03 or (ii) internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “LTM Test Period”); provided that, the Company may make an election to establish that “Test Period” shall mean, on the date of determination, the period of the most recent two consecutive fiscal quarters for which, at the option of the Company or any Affiliate Proceeds Loan Obligor, (i) interim management statements and/or quarterly financial statements have previously been furnished to the Trustee under Section 4.03 or (ii) internal interim management statements and/or internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “L2QA Test Period”). The calculation of Pro forma EBITDA and Pro forma Non-Controlling Interest EBITDA in respect of any Test Period that is an L2QA Test Period shall be determined by multiplying Pro forma EBITDA or Pro forma Non-Controlling Interest EBITDA, as applicable, for such L2QA Test Period by two. The Company may only make one election to change from the LTM Test Period to the L2QA Test Period and once so elected may not then elect to change from the L2QA Test Period back to the LTM Test Period.

“The Bank of New York Mellon Group” means the group comprising The Bank of New York Mellon and its affiliates.

“TIA” means the United States Trust Indenture Act of 1939, as amended

“Total Assets” means the Consolidated total assets of Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries as shown on the most recent balance sheet (excluding the footnotes thereto) of the Reporting Entity which, at the option of the Company or any Affiliate Proceeds Loan Obligor, have previously been furnished to the Trustee under Section 4.03 or are internally available immediately preceding the date of determination (and, in the case of any determination relating to any Incurrence of Indebtedness, any Restricted Payment or other determination under this Indenture, calculated with such pro forma and other adjustments as are consistent with the pro forma provisions set forth in the definition of “Pro Forma EBITDA” including, but not limited to, any property or assets being acquired in connection therewith).

“Towers Assets” means:

(1)	all present and future wireless and broadcast towers and tower sites that host or assist in the operation of plant and equipment used for transmitting telecommunications signals, being tower and tower sites that are owned by or vested in the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (whether pursuant to title, rights in rem, leases, rights of use, site sharing rights, concession rights or otherwise) and include, without limitation, any and all towers and tower sites under construction;

(2)	all rights (including, without limitation, rights in rem, leases, rights of use, site sharing rights and concession rights), title, deposits (including, without limitation, deposits placed with landlords, electricity boards and transmission companies) and interest in, or over, the land or property on which such towers and tower sites referred to in paragraph (1) above have been or will be constructed or erected or installed;

(3)	all current assets relating to the towers or tower sites and their operation referred to in paragraph (1) above, whether movable, immovable or incorporeal;

(4)	all plant and equipment customarily treated by telecommunications operators as forming part of the towers or tower sites referred to in paragraph (1) above, including, in particular, but without limitation, the electricity power connections, utilities, diesel generator sets, batteries, power management systems, air conditioners, shelters and all associated civil and electrical works; and

(5)	all permits, licences, approvals, registrations, quotas, incentives, powers, authorities, allotments, consents, rights, benefits, advantages, municipal permissions, trademarks, designs, copyrights, patents and other intellectual property and powers of every kind, nature and description whatsoever, whether from government bodies or otherwise, pertaining to or relating to paragraphs (1) to (4) above; and

(6)	shares or other interests in Tower Companies.

“Tower Company” means a company or other entity whose principal activity relates to Towers Assets and substantially all of whose assets are Towers Assets.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available on a day no earlier than two Business Days prior to the date of the delivery of the redemption notice in respect of such Redemption Date (or, if such statistical release is not so published or available, any publicly available source of similar market date selected by the Issuer in good faith)) most nearly equal to the period from the Redemption Date to September 15, 2022; provided, however, that if the period from the Redemption Date to September 15, 2022 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields to U.S. Treasury securities for which such yields are given, except that if the period from the Redemption Date to September 15, 2022 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means The Bank of New York Mellon, London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“TSTT HoldCo” means any wholly-owned Subsidiary of the Company or any Affiliate Proceeds Loan Obligor that holds no material assets other than the Capital Stock of Telecommunications Services of Trinidad and Tobago.

“Ultimate Parent” means (1) Liberty Global plc and any and all successors thereto or (2) upon consummation of a Spin-Off, “Ultimate Parent” will mean the Spin Parent and its successors, and (3) upon consummation of a Parent Joint Venture Transaction, “Ultimate Parent” will mean each of the top tier Parent entities of the Joint Venture Holders and their successors.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company, other than the Initial Proceeds Loan Borrower, or any Affiliate Proceeds Loan Obligor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor may designate any Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, as applicable (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(a)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company, or of any Affiliate Proceeds Loan Obligor which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(b)	such designation and the Investment of the Company or any Affiliate Proceeds Loan Obligor in such Subsidiary complies with Section 4.07.

Any such designation by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor shall be evidenced to the Trustee by promptly filing with the Trustee a resolution of the Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company or any Affiliate Proceeds Loan Obligor may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and either (1) the Company any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(b) or (2) the Consolidated Net Leverage Ratio would be no greater than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. dollar” or “$” means the lawful currency of the United States of America.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means (1) in respect of any Person, a Person, all of the Capital Stock of which (other than (a) directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law, regulation or to ensure limited liability and (b) in the case of a Receivables Entity, shares held by a Person that is not an Affiliate of the Company or any Affiliate Proceeds Loan Obligor solely for the purpose of permitting such Person (or such Person’s designee) to vote with respect to customary major events with respect to such Receivables Entity, including without limitation the institution of bankruptcy, insolvency or other similar proceedings, any merger or dissolution, and any change in charter documents or other customary events) is owned by that Person directly or (2) indirectly by a Person that satisfies the requirements of clause (1).

“Written Instructions” means any written notices, directions or instructions (including for the avoidance of doubt by Electronic Means) received by the Trustee or the Agents from an Authorized Person or from a person reasonably believed by the Trustee or the respective Agent to be an Authorized Person.

Section 1.02 Other Definitions.

Term	Defined in Section
“Accession Agreement”	5.04
“Additional Amounts”	4.18
“Additional Collateral Sharing Agreement”	4.22
“Additional Intercreditor Agreement”	4.23
“Additional Parent Proceeds Loan Guarantor”	10.02
“Additional Proceeds Loan”	4.09
“Additional Proceeds Loan Guarantor”	10.03
“Additional Subsidiary Proceeds Loan Guarantor”	10.03
“Affiliate Proceeds Loan Obligor”	10.04
“Affiliate Proceeds Loan Obligor Accession”	10.04
“Affiliate Proceeds Loan Obligor Guarantee”	10.04
“Affiliate Subsidiary Accession”	10.04
“Affiliate Transaction”	4.11
“Asset Disposition Offer”	3.11
“Asset Disposition Offer Amount”	3.11
“Asset Disposition Purchase Date”	3.10
“Authentication Order”	2.02
“Called Notes”	12.01
“Change in Tax Law”	3.08
“Change of Control Offer”	4.14
“Change of Control Purchase Price”	4.14
“Change of Control Purchase Date”	4.14
“Covenant Defeasance”	8.03
“cross acceleration provision”	6.01
“CWC Group Assumption”	5.04
“Event of Default”	6.01
“Excess Proceeds”	4.10

“Increased Amount”	4.12
“Initial Reporting Standard”	4.03
“Investment Grade Status Period”	4.19
“judgment default provision”	6.01
“LCT Election”	4.26
“LCT Test Date”	4.26
“Legal Defeasance”	8.02
“Limited Recourse Restrictions”	13.01
“Other Asset Disposition Indebtedness”	3.10
“New Reporting Standard”	4.03
“New Senior Debt Obligor Share Pledge”	5.03
“New Senior Notes Proceeds Loans”	1.01
“Note Guarantee”	5.04
“Note Guarantors”	5.04
“Paying Agent”	2.03
“payment default”	6.01
“Payor”	4.18
“Proceeds Loan Borrower Change”	5.03
“Register”	2.03
“Registered Agent”	14.09
“Registrar”	2.03
“Regular Record Date”	2.04
“Reinstatement Date”	4.19
“Relevant Taxing Jurisdiction”	4.18
“Restricted Payment”	4.07
“SPV Issuers”	1.01
“Successor Company”	5.01
“Taxes”	4.18
“Tax Redemption Date”	3.08
“Transferred Entities”	1.01

Section 1.03 Rules of Construction

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) “will” shall be interpreted to express a command;

(6) provisions apply to successive events and transactions; and

(7) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2.

THE NOTES

Section 2.01 Form and Dating

(a) Global Notes. Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more 144A Global Notes, duly executed by the Issuer, and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Notes offered and sold to Non-U.S. Persons in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more Regulation S Global Notes, duly executed by the Issuer and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Each Global Note shall represent such aggregate principal amount of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby shall from time to time be reduced or increased, as appropriate, by the Registrar, the Paying Agent or the Trustee to reflect exchanges, repurchases, redemptions and transfers of interests therein, in accordance with the terms of this Indenture.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Ownership of interests in the Global Notes will be limited to Participants and Indirect Participants. Book-Entry Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and its Participants. The Applicable Procedures shall be applicable to Book-Entry Interests in Global Notes.

Except as set forth in Section 2.07(a), the Global Notes may be transferred, in whole and not in part, only to a nominee or a successor of the Depositary.

(a) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

(b) Book-Entry Provisions. Neither Participants nor Indirect Participants shall have any rights either under this Indenture or under any Global Note held on their behalf by the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(c) Note Forms. The Global Notes and the Definitive Registered Notes shall be issuable only in registered form, substantially in the forms set forth as Exhibit A and Exhibit B hereto, respectively. The Notes shall be issued without coupons and only in denominations of at least $200,000 and in integral multiples of $1,000 in excess thereof.

(d) Additional Notes. Subject to the restrictions contained in Section 4.09, from time to time after the Issue Date the Issuer may issue Additional Notes under this Indenture. Any Additional Notes issued as provided for herein will be treated as a single class and as part of the same series as the Initial Notes for all purposes (including voting) under this Indenture.

(e) Dating. Each Note shall be dated the date of its authentication.

Section 2.02 Execution and Authentication

At least one Officer of the Issuer must sign the Notes for such Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated or at any time thereafter, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Authenticating Agent. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Authenticating Agent shall authenticate the Notes on the Issue Date in an aggregate principal amount of $700,000,000, upon receipt of an authentication order signed by at least one Officer of the Issuer directing the Authenticating Agent to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with (an “Authentication Order”). The Authenticating Agent shall authenticate Additional Notes upon receipt of an Authentication Order relating thereto. Each Note shall be dated the date of its authentication.

The Trustee may authenticate Notes as the Issuer’s Authenticating Agent. The Trustee may appoint an additional Authenticating Agent or Agents acceptable to the Issuer to authenticate Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. Such Authenticating Agent shall have the same rights as the Trustee in any dealings hereunder with any of the Issuer’s Affiliates.

Notes authenticated by an Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated hereunder by the Trustee, and every reference in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be subject to acceptance by the Issuer and shall at all times be a corporation organized and doing business under, or licensed to do business pursuant to, the laws of the United States of America (including any State thereof or the District of Columbia), the United Kingdom or a jurisdiction in the European Union and authorized under such laws to act as Authenticating Agent, subject to supervision or examination by governmental authorities, if applicable. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 2.02, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 2.02.

Any entity into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided that such entity shall be otherwise eligible under this Section 2.02, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and the Issuer. Each of the Trustee and the Issuer may at any time terminate the agency of an Authenticating Agent by giving written notice of the termination to that Authenticating Agent and the Issuer or the Trustee, as the case may be. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent ceases to be eligible in accordance with the provisions of this Section 2.02, the Trustee may appoint a successor Authenticating Agent acceptable to the Issuer. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all of the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 2.02.

The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 2.02.

The initial Authenticating Agent shall be The Bank of New York Mellon.

If an Authenticating Agent is appointed with respect to the Notes pursuant to this Section 2.02, the Notes may have endorsed thereon, in addition to or in lieu of the Trustee’s certification of authentication, an alternative certificate of authentication in the following form:

“This is one of the Notes referred to in the within-mentioned Indenture.

[NAME OF AUTHENTICATING AGENT], as Authenticating Agent

By:
Authorized Signatory”

Section 2.03 Registrar and Paying Agent

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in each of (a) London, England (the “Principal Paying Agent”) and (b) the Borough of Manhattan, City of New York. The Bank of New York Mellon, London Branch will initially act as Principal Paying Agent in London and The Bank of New York Mellon will initially act as Paying Agent in New York.

The Issuer will also maintain one or more registrars (each, a “Registrar”). The Issuer will also maintain a transfer agent. The initial Registrar for the Notes will be The Bank of New York Mellon. The initial transfer agent with respect to the Notes will be The Bank of New York Mellon. The Registrar will maintain a register for the Notes (the “Register”) on behalf of the Issuer for so long as the Notes remain outstanding reflecting ownership of Definitive Registered Notes outstanding from time to time; the Paying Agents will effect payments on behalf of the Issuer and the transfer agents will facilitate transfer of Definitive Registered Notes on behalf of the Issuer. In the event that the Notes are no longer listed, the Issuer or its agent will maintain a register reflecting ownership of the Notes.

The parties hereto acknowledge that the Issuer has appointed The Bank of New York Mellon, London Branch, at its Corporate Trust Office, as Principal Paying Agent, and The Bank of New York Mellon, at 101 Barclay Street, New York, New York 10286, as Paying Agent, Registrar and Transfer Agent. The Issuer acknowledges that The Bank of New York Mellon, London Branch, and The Bank of New York Mellon have accepted such appointment. So long as The Bank of New York Mellon, London Branch and The Bank of New York Mellon serve in such capacities, Section 7.07 shall apply to them as if they were Trustee hereunder.

The Issuer may appoint one or more additional Paying Agents and the term “Paying Agent” shall include any such additional Paying Agent, as applicable. Upon notice to the Trustee, the Issuer may change any Paying Agent, Registrar or Transfer Agent and the Issuer may act as the Paying Agent; provided, however, that in no event may the Issuer act as Paying Agent or appoint a Paying Agent in any member state of the European Union where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Paying Agent would be so obliged if it were located in all other member states.

The Issuer shall notify the Trustee of the name and address of any Agent appointed after the Issue Date. If the Issuer fails to maintain a Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07.

Section 2.04 Holders to Be Treated as Owners; Payments of Interest

(a) Except as otherwise ordered by a court of competent jurisdiction or required by applicable law, the Issuer, the Paying Agents, the Registrar, the Trustee and any agent of the Issuer, any Paying Agent, the Registrar or the Trustee shall deem and treat the Holder of a Note as the absolute owner of such Note for the purpose of receiving payment of or on account of the principal, premium or interest on such Note and for all other purposes (including voting and consents and enforcement of the Note Security Documents); and neither the Issuer, any Paying Agent, the Registrar, the Trustee nor any agent of the Issuer, any Paying Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note.

(b) Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or the Agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary, its nominees, the Participants or any other person, the operation of customary practices of such persons governing the exercise of the rights of a Holder.

(c) A Holder of a Note at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to the Regular Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid in accordance with Section 2.13. The term “Regular Record Date” as used with respect to any Interest Payment Date for the Notes shall mean the date specified as such in the Notes.

Section 2.05 Paying Agent to Hold Money

Each Paying Agent shall hold for the benefit of the Holders or the Trustee all money received by the Paying Agent for the payment of principal, premium, interest or Additional Amounts on the Notes (whether such money has been paid to it by the Issuer or any other obligor on the Notes), and the Issuer and the Paying Agent shall notify the Trustee of any Default by the Issuer (or any other obligor on the Notes) in making any such payment. For the avoidance of doubt, each Paying Agent acts as agent and not trustee under this Indenture. Money held by a Paying Agent need not be segregated (other than when the Issuer acts as a Paying Agent), except as required by law, and in no event shall any Paying Agent be liable for any interest on any money received by it hereunder. The Issuer at any time may require each Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may, if such a Default has occurred and is continuing, require any Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed. Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 2.06 Holder Lists

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar and the Registrar maintains such a list on behalf of the Issuer, the Issuer will furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.07 Transfer and Exchange

(a) Transfer and Exchange of Global Notes.

(1) A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(2) All Global Notes will be exchanged by the Issuer for Definitive Registered Notes:

(A) if the Depositary notifies the Issuer that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Issuer within 120 days;

(B) in whole, but not in part, if the Issuer or the Depositary so request following an Event of Default; or

(C) if the Holder of a Book-Entry Interest requests such exchange in writing delivered through the Depositary following an Event of Default.

Upon the occurrence of any of the preceding events in clauses (A) through (C) above, the Issuer shall issue or cause to be issued Definitive Registered Notes in such names as the Depositary shall instruct the Trustee and such transfer or exchange shall be recorded in the applicable Register.

(3) Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08 and Section 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.08 or Section 2.11, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note (including a Definitive Registered Note), other than as provided in this Section 2.07(a).

(b) General Provisions Applicable to Transfers and Exchanges of the Notes. The transfer and exchange of Book-Entry Interests shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of Book-Entry Interests in the Global Notes (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note) shall require compliance with this Section 2.07(b), as well as one or more of the other following subparagraphs of this Section 2.07, as applicable.

In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Trustee and the Paying Agent must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given in accordance with the Applicable Procedures containing information regarding the Participants’ accounts to be debited with such decrease and credited with such increase, as applicable.

In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note, the Paying Agent and the Registrar must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant directing the Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Trustee and the Paying Agent must receive (i) a written order directing the Depositary to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged and (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase.

Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Paying Agent, the Registrar or the Trustee as specified in this Section 2.07, shall endorse the relevant Global Note(s) with any increase or decrease and instruct the Depositary to reflect such increase or decrease in its systems.

(c) Transfer of Book-Entry Interests in a Regulation S Global Note to Book-Entry Interests in a 144A Global Note. A Book-Entry Interest in a Regulation S Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a 144A Global Note, only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate to the effect set forth in Exhibit C hereto, including the certification in item (1) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to such Regulation S Global Note and increase Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(d) Transfer of Book-Entry Interests in a 144A Global Note to Book-Entry Interests in a Regulation S Global Note. A Book-Entry Interest in a 144A Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate from the Holder of such Book-Entry Interest in the form of Exhibit C hereto, including the certifications in item (2) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall increase Schedule A to such Regulation S Global Note and decrease Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures DTC.

(e) Transfer of Book-Entry Interests in Global Notes to Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note if the transfer complies with the requirements of Section 2.07(a) and Section 2.07(b) above and:

(1) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note to a QIB in reliance on Rule 144A, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof; or

(2) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note in reliance on Regulation S, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such transfer; (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC; and (iii) deliver to the Registrar the instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such transfer. The Registrar shall record the transfer in the Register and shall cause all Definitive Registered Notes issued in connection with a transfer pursuant to this Section 2.07(e) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so transferred and registered and in the names set forth in the instructions received by the Registrar.

(f) Transfer of Definitive Registered Notes to Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may transfer such Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note only if:

(1) in the case of a transfer by a Holder of Definitive Registered Note to a person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A who takes delivery thereof in the form of a Book-Entry Interest in a Rule 144A Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

Upon satisfaction of the foregoing conditions, the Registrar shall (i) deliver the Definitive Registered Notes to the Trustee for cancellation pursuant to Section 2.12; (ii) record such transfer on the Register; (iii) instruct the Depositary to deliver (A) in the case of a transfer pursuant to Section 2.07(f)(1), a Regulation S Global Note, and (B) in the case of a transfer pursuant to Section 2.07(f)(2), a 144A Global Note; (iv) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such transfer; and (v) thereafter, return the Global Notes to the Depositary, together with all information regarding the Participant accounts to be credited in connection with such transfer.

(g) Exchanges of Book-Entry Interests in Global Notes for Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may exchange such Book-Entry Interest for a Definitive Registered Note if the exchange complies with the requirements of Section 2.07(a) and Section 2.07(b) above and the Trustee receives the following:

(1) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Regulation S Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in items (a) thereof;

(2) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a 144A Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto including the certifications in item (a) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the relevant Global Note to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such exchange; and thereafter return the Global Note to the Depositary, together with all information regarding the Participant accounts to be debited in connection with such exchange; and (ii) deliver to the Registrar instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such exchange. The Registrar shall record the exchange in the Register and shall cause all Definitive Registered Notes issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.07(g) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so exchanged and registered and in the names set forth in the instructions received by the Registrar.

(h) Exchanges of Definitive Registered Notes for Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may exchange such Note for a Book-Entry Interest in a Global Note if such exchange complies with Section 2.07(b) above and the Trustee receives the following documentation:

(1) if the Holder of a 144A Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a 144A Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof; or

(2) if the Holder of a Regulation S Definitive Registered Notes proposes to exchange such Notes for a Book-Entry Interest in a Regulation S Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof.

Upon satisfaction of the foregoing conditions, the transfer agent shall (i) cancel such Note pursuant to Section 2.12; (ii) request that the Registrar record such exchange on the Register; (iii) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such exchange.

(i) Transfer of Definitive Registered Notes for Definitive Registered Notes. Any Holder of a Definitive Registered Note may transfer such Note to a Person who takes delivery thereof in the form of Definitive Registered Notes if the transfer complies with Section 2.07(b) above and the Registrar receives the following additional documentation:

(1) in the case of a transfer by a Holder of Definitive Registered Notes pursuant to Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof; or

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof.

Upon the receipt of any Definitive Registered Note, the transfer agent shall cancel such Note pursuant to Section 2.12 and the Trustee shall complete and deliver to the Issuer (i) in the case of a transfer pursuant to Section 2.07(i)(1), a Regulation S Definitive Registered Note and (ii) in the case of a transfer pursuant to Section 2.07(i)(2), a 144A Definitive Registered Note. The Trustee shall cause all Definitive Registered Notes issued in exchange in connection with a transfer pursuant to this Section 2.07(i) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Definitive Registered Notes so transferred and registered in the names set forth in the instructions received by the Registrar.

(j) Legends.

(1) Private Placement Legend. The following legend shall appear on the face of all Notes issued under this Indenture, unless the Issuer determines otherwise in compliance with applicable law:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B

OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)) BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50 MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED”

(2) Global Note Legend. Each Global Note shall also bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE; (II) THE TRUSTEE OR TRANSFER AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE; AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(k) Cancellation. At such time as all Book-Entry Interests have been exchanged for Definitive Registered Notes or all Global Notes have been redeemed or repurchased, the Global Notes shall be returned to the Trustee for cancellation in accordance with Section 2.12.

(l) General Provisions Relating to Registration of Transfers and Exchanges. To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Registered Notes upon the Issuer’s order in accordance with the provisions of Section 2.02.

(1) No service charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any taxes, duties or governmental charge payable in connection therewith (other than any such taxes, duties or governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 4.10, 4.14 and 9.05).

(2) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes shall be the valid obligations of the Issuer, evidencing the same debt and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(3) The Issuer shall not be required to register the transfer of or, to exchange, Definitive Registered Notes (A) for a period beginning at the opening of business 15 calendar days before any Redemption Date and ending at the close of business on the Redemption Date; (B) for a period beginning at the opening of business 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part, and ending at the close of business on the date on which such Notes are selected; (C) for a period of 15 calendar days before any Regular Record Date with respect to any Interest Payment Date; or (D) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer.

(4) The Issuer, the Trustee, the Registrar and the Paying Agents will be entitled to treat the registered Holder of a Note as the owner thereof for all purposes.

(5) The Issuer shall not be required to register the transfer or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The Trustee shall have no responsibility for any actions or omissions of the Depositary.

Section 2.08 Replacement Notes

(a) If any mutilated Note is surrendered to a Paying Agent, the Registrar or the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s and/or the Authenticating Agent’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge for their expenses in replacing a Note, including reasonable fees and expenses of counsel. In the event any such mutilated, lost, destroyed or stolen Note has become or is about to become due and payable, the Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

(b) The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or stolen Notes.

(c) Every replacement Note issued pursuant to this Section 2.08 is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.09 Outstanding Notes

The Notes outstanding at any time are all the Notes authenticated by the Authenticating Agent except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.09 as not outstanding. Except as set forth in Section 2.10, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a).

If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a Redemption Date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

Section 2.10 Treasury Notes

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.11 Temporary Notes

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.12 Cancellation

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes. Certification of the destruction of all cancelled Notes will be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.13 Defaulted Interest

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 CUSIP, ISIN or Common Code Number

The Issuer in issuing the Notes may use a “CUSIP”, an “ISIN” or “Common Code” number and, if so, such CUSIP, ISIN or Common Code number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or Common Code number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuer will promptly notify the Trustee and each Agent of any change in any CUSIP, ISIN and/or Common Code number.

Section 2.15 Deposit of Moneys

One Business Day prior to each Interest Payment Date, the maturity date of the Notes, each Redemption Date and each payment date relating to an Asset Disposition Offer or a Change of Control Offer, and on the Business Day immediately following any acceleration of the Notes pursuant to Section 6.02, the Issuer shall deposit with a Paying Agent in immediately available funds money in U.S. dollars sufficient to make cash payments, if any, due on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be. All such payments so made to a Paying Agent, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note. Subject to receipt of such funds by such time, each Paying Agent shall remit such payment in a timely manner on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be, to the Persons and in the manner set forth in paragraph (B) of the Notes.

Section 2.16 Actions of Agents

The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

ARTICLE 3.

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 or Section 3.09 or pursuant to Section 4.14(d), they must furnish to the Trustee, at least 10 days but not more than 60 days before a Redemption Date, an Officer’s Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the Redemption Date and the record date;

(3) the principal amount of Notes to be redeemed;

(4) the redemption price; and

(5) the CUSIP, ISIN or Common Code numbers, as applicable.

Any notices in connection with such redemption shall be given by the Issuer or the Company pursuant to Section 14.01(d) and Section 14.01(e), as applicable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased; Notices

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis (or, in the case of Notes issued in global form, based on the procedures of the Depositary) unless otherwise required by law or applicable stock exchange or depositary requirements, although no Notes of $200,000 or less can be redeemed in part. The Trustee and Registrar will not be liable for selections made by it in accordance with this paragraph. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

For Notes which are represented by Global Notes held on behalf of the Depositary, notices may be given by delivery of the relevant notices to the Depositary for communication to entitled account holders in substitution for the aforesaid delivery.

Section 3.03 Notice of Redemption

Subject to the provisions of Section 3.07, at least 10 calendar days but not more than 60 calendar days before a Redemption Date, the Issuer will deliver or cause to be delivered, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12.

The notice will identify the Notes to be redeemed and will state:

(1) the Redemption Date and the record date;

(2) the redemption price;

(3) the CUSIP , ISIN and/or Common Code number(s), if any;

(4) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(5) the name and address of the Paying Agent;

(6) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(7) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date (or such other date specified in Section 4.14(d) to the extent applicable);

(8) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP, ISIN and/or Common Code, if any, listed in such notice or printed on the Notes.

At the Issuer’s request, the Trustee will give the notice of redemption in the Issuer’s name and at its expense; provided, however, that the Issuer has delivered to the Trustee, at least 15 days prior to the Redemption Date or such shorter period as the Trustee may agree, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption

Once notice of redemption is delivered in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the Redemption Date at the redemption price; provided, however, that a notice of redemption may be conditional except as otherwise set forth in this Article 3.

Section 3.05 Deposit of Redemption or Purchase Price

One Business Day prior to the Redemption Date or repurchase date, the Issuer will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or repurchased on that date. The Trustee or the Paying Agent will promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

If the Issuer complies with the provisions of the preceding paragraph, on and after the Redemption Date or repurchase date (or such other date specified in Section 4.14(d), to the extent applicable), interest will cease to accrue on the Notes or the portions of Notes called for redemption or repurchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or repurchase is not so paid upon surrender for redemption or repurchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the Redemption Date or repurchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Repurchased in Part

Upon surrender of a Note that is redeemed in part, the Issuer will issue and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent will authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered; provided that any Definitive Registered Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

Section 3.07 Optional Redemption

(a) Except as set forth in Section 3.07(b), Section 3.07(d), Section 3.08, Section 3.10 and Section 4.14(d), the Notes are not redeemable until September 15, 2022.

(b) At any time prior to September 15, 2022, the Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

In each case above, any such redemption and notice may, in the Proceed Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(c) On or after September 15, 2022, the Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period commencing on September 15 of the years set out below:

Year	Redemption Price
2022	103.438%
2023	101.719%
2024	100.859%
2025 and thereafter	100.000%

In each case above, any such redemption and notice may, in the Proceed Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(d) At any time, or from time to time, prior to September 15, 2022, the Proceeds Loan Borrower may, at its option, instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem, upon not less than 10 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under this Indenture (including the principal amount of any Additional Notes) at a redemption price of 106.875% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), with the Net Cash Proceeds of one or more Equity Offerings; provided that:

(1) at least 50% of the principal amount of the Notes (which includes Additional Notes, if any) issued under this Indenture remains outstanding immediately after any such redemption; and

(2) the redemption occurs not more than 180 days after the consummation of any such Equity Offering.

In each case above, any such redemption and notice may, in the Proceeds Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(e) Any redemption pursuant to this Section 3.07, Section 3.08 and Section 4.14(d) shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08 Optional Redemption upon Certain Tender Offers

(a) In connection with any tender offer or other offer to purchase for all of the Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, the Issuer (upon instruction from the Proceeds Loan Obligor) or such third party will have the right, at any time, upon not less than 10 nor more than 60 days’ notice following such purchase date, to redeem all Notes that remain outstanding following such purchase at a price equal to the price paid to each other Holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption.

(b) If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

Section 3.09 Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10 Redemption for Taxation Reasons

The Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer or the Proceeds Loan Borrower determines that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation; or

(2) any change in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), the relevant Payor is, or on the next Interest Payment Date in respect of the Notes would be, required to pay more than de minimis Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction). The Change in Tax Law must become effective on or after the date of the Offering Memorandum (or, if the relevant jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under this Indenture). In the case of a successor to the Issuer, the Change in Tax Law must become effective after the date that such entity first makes payment on the Notes. Notice of redemption for taxation reasons will be published in accordance with Section 3.03. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts and (b) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication, delivery or mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuer or the Proceeds Loan Borrower will deliver to the Trustee (a) an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that it cannot avoid the obligations to pay Additional Amounts by taking reasonable measures available to it; and (b) an opinion of an independent tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the existence of satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders of the Notes.

The foregoing provisions will apply mutatis mutandis to any successor to the Issuer after such successor person becomes a party to this Indenture prior to the the CWC Group Assumption Date (if it takes place).

Section 3.11 Offer to Purchase by Application of Excess Proceeds

In the event that, pursuant to Section 4.10, the Issuer is required to make an offer to all Holders to purchase Notes (an “Asset Disposition Offer”), it will follow the procedures specified below.

The Issuer will make the Asset Disposition Offer to all Holders of Notes and to the extent notified by the Issuer in such notice, to all holders of other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor, the Issuer or any Subsidiary Proceeds Loan Guarantor that does not constitute Subordinated Obligations (“Other Asset Disposition Indebtedness”) to purchase the maximum principal amount of Notes and any such Other Asset Disposition Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Asset Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in this Section 3.11 or the agreements governing the Other Asset Disposition Indebtedness, as applicable, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof.

To the extent that the aggregate amount of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company and any Affiliate Proceeds Loan Obligor may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and Other Asset Disposition Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Other Asset Disposition Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of a date selected by the Company or any Affiliate Proceeds Loan Obligor that is prior to the Asset Disposition Purchase Date. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

No later than five Business Days after the termination of the Asset Disposition Offer (the “Asset Disposition Purchase Date”), the Issuer will purchase the principal amount of Notes and Other Asset Disposition Indebtedness required to be purchased pursuant to this Section 3.11 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Other Asset Disposition Indebtedness validly tendered in response to the Asset Disposition Offer.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than the currency in which the Notes are denominated, the amount thereof payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated that is actually received by the Issuer, upon converting such portion into such currency.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Issuer will deliver a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.11 and Section 4.10 and the length of time the Asset Disposition Offer will remain open;

(2) the Asset Disposition Offer Amount, the purchase price and the Asset Disposition Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of $200,000 and in integral multiples of $1,000 in excess thereof;

(6) that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Issuer, the Depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three days before the Asset Disposition Purchase Date;

(7) that Holders will be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Asset Disposition Offer, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes and Other Asset Disposition Indebtedness surrendered by Holders thereof exceeds the Asset Disposition Offer Amount, the Issuer will select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such Other Asset Disposition Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $200,000 and in integral multiples of $1,000 in excess thereof will be purchased); and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Asset Disposition Purchase Date, the Issuer or any Affiliate Proceeds Loan Obligor will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Other Asset Disposition Indebtedness or portions of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this covenant. The Issuer or the Paying Agent, as the case may be, will promptly (but in any case on or prior to the Asset Disposition Purchase Date) mail or deliver to each tendering Holder of Notes or holder or lender of Other Asset Disposition Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the Trustee (or its authenticating agent), upon delivery of an Officer’s Certificate from the Company will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. In addition, the Issuer will take any and all other actions required by the agreements governing the Other Asset Disposition Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Issuer to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that provisions of any securities laws or regulations conflict with the provisions of this Section 3.11 or Section 4.10, the Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Other than as specifically provided in this Section 3.11, any purchase pursuant to this Section 3.11 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

ARTICLE 4.

COVENANTS

Section 4.01 Payments on the Notes

(a) The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Issuer, holds on the Business Day prior to the due date, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium and Additional Amounts, if any, and interest then due.

Principal of, interest, premium and Additional Amounts, if any, on Global Notes will be payable, at the corporate trust office or agency of the Principal Paying Agent maintained in London, England, for such purposes. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the Holder of the Global Notes in accordance with the procedures of DTC, as applicable.

Principal of, interest, premium and Additional Amounts, if any, on any Definitive Registered Notes will be payable at the corporate trust office or agency of any Paying Agent, in any location required to be maintained for such purposes pursuant to Section 2.03. In addition, interest on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the Register for such Definitive Registered Notes.

If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holders thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

(b) The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency

The Issuer shall maintain the offices and agencies specified in Section 2.03. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee. For the avoidance of doubt, the Trustee will not be required to act as Registrar

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03 Reports

(a) So long as the Notes are outstanding, the Company or any Affiliate Proceeds Loan Obligor will provide to the Trustee without cost to the Trustee (who, at the Issuer’s expense, will provide to the Holders) and, in each case of clauses (1), (2) and (3) of this Section 4.03, will post on its, the Reporting Entity’s or the Ultimate Parent’s website (or make similar disclosure) the following (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee and the Holders of the Notes):

(1) within 150 days after the end of each fiscal year, audited combined or Consolidated balance sheets of the Reporting Entity as of the end of the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence) and audited combined or Consolidated income statements and statements of cash flow of the Reporting Entity for the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence), in each case prepared in accordance with IFRS, including appropriate footnotes to such financial statements and a report of the independent public accountants on the financial statements; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits, or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(2) within 75 days after the first half of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for the first half of such fiscal year, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(3) within 75 days after the end of each of the first and third quarters of each fiscal year, to the extent the Reporting Entity is not required under the English law to provide financial statements, a report or announcement disclosing the Reporting Entity’s revenue, ending period cash on balance sheet, net debt and capital expenditures, accompanied by customary management commentary (an “interim management statement”); provided that beginning with the next fiscal quarter following an election to change to a L2QA Test Period in accordance with the definition of “Test Period”, the Company or any Affiliate Proceeds Loan Obligor shall no longer provide any financial statements pursuant to clause (2) of the first paragraph of this covenant and instead will provide, within 75 days after the end of each of the first three quarters of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for such quarter, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses; and

(4) within 10 days after the occurrence of such event, information with respect to (a) any change in the independent public accountants of the Reporting Entity (unless such change is made in conjunction with a change in the auditor of the Ultimate Parent), (b) any material acquisition or disposal of the Reporting Entity and its Restricted Subsidiaries, taken as a whole, (c) any material development in the business of the Reporting Entity and its Restricted Subsidiaries, taken as a whole and (d) the Group Refinancing Transactions.

(b) If the Company, or any Affiliate Proceeds Loan Obligor has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Reporting Entity, then the annual, semi-annual and quarterly financial statements required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall include a reasonably detailed presentation, either on the face of the financial statements, in the footnotes thereto or in a separate report delivered therewith, of the financial condition and results of operations of the Reporting Entity and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(c) Following any election by the Reporting Entity to change its accounting principles in accordance with the definition of IFRS set forth under Section 1.01, the annual, semi-annual and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable shall include any reconciliation presentation required by clause (2)(a) of the definition of IFRS set forth under Section 1.01.

(d) Notwithstanding the foregoing, the Company may satisfy its obligations under Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, by (i) prior to an Affiliate Proceeds Loan Obligor Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly information of the Company or any Parent of the Company and, (ii) following an Affiliate Proceeds Loan Obligor Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly financing information of C&W Parent or any Parent of C&W Parent. Following any such election, references in this covenant to the “Reporting Entity” shall be deemed to refer to the Company or any such Parent of the Company (as the case may be). Nothing contained in this Indenture shall preclude the Reporting Entity from changing its fiscal year end.

(e) To the extent that material differences exist between the business, assets, results of operations or financial condition of (i) the Reporting Entity and (ii) the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (excluding, for the avoidance of doubt, the effect of any intercompany balances between the Reporting Entity and the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries), the annual financial statements, semi-annual financial statements and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall give a reasonably detailed description of such differences and include an unaudited reconciliation of the Reporting Entity’s financial statements to the financial statements of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries.

(f) In addition, so long as the Notes remain outstanding and during any period during which the Reporting Entity is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) of the Exchange Act, the Reporting Entity shall furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) The Issuer, the Company or any Affiliate Proceeds Loan Obligor will provide to the Trustee (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee), within 150 days after the end of each fiscal year ending subsequent to the Issue Date, an audited consolidated balance sheet of the Issuer as of the end of the two most recent fiscal years (or such shorter period as the Issuer has been in existence) and audited consolidated income statements and statements of cash flow of the Issuer for the three most recent fiscal years (or such shorter period as the Issuer has been in existence), in each case prepared in accordance with GAAP, IFRS or Local GAAP (such reporting standard, the “Initial Reporting Standard”), including appropriate footnotes to such financial statements and a report of independent auditors on the financial statements. At any time after the Issue Date, the Issuer may elect to apply for all purposes of this Indenture, in lieu of the Initial Reporting Standard, any of GAAP, IFRS or Local GAAP (the “New Reporting Standard”) and, upon such election, (1) all financial statements and reports to be provided, after such election, pursuant to this Indenture shall be prepared on the basis of the New Reporting Standard as in effect from time to time (including that, upon first reporting its fiscal year results under the New Reporting Standard, the Issuer shall restate its financial statements on the basis of the New Reporting Standard for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of the New Reporting Standard), and (2) from and after such election, all ratios, computations, and other determinations based on Initial Reporting Standard contained in this Indenture shall be computed in conformity with the New Reporting Standard with retroactive effect being given thereto assuming that such election had been made on the Issue Date.

Section 4.04 Compliance Certificate

(a) The Company or an Affiliate Proceeds Loan Obligor shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating that, in the course of the performance by the signers of their duties as officers of the Company or an Affiliate Proceeds Loan Obligor, as applicable, they would normally have knowledge of any Default, and further stating whether or not the signers know of any Default that occurred during such period.

(b) The Company or an Affiliate Proceeds Loan Obligor shall, so long as any of the Notes are outstanding, deliver to the Trustee within 30 days after the occurrence of any Default or Event of Default an Officer’s Certificate specifying such Default or Event of Default, its status and what action the Company or an Affiliate Proceeds Loan Obligor, as applicable, is taking or proposes to take with respect thereto.

Section 4.05 Taxes

The Issuer, the Company and any Affiliate Proceeds Loan Obligor will pay, and will cause each of its respective Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws

Each of the Issuer, the Company and any Affiliate Proceeds Loan Obligor agrees (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Issuer, the Company and any Affiliate Proceeds Loan Obligor agrees (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments

(a) The Issuer will not, directly or indirectly:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock; or

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer,

in each case, other than Permitted Issuer Maintenance Payments.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly:

(1) to declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries) except:

(A) dividends or distributions payable in Capital Stock of the Company, or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans; and

(B) dividends or distributions payable to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, as applicable, to its other holders of common Capital Stock on a pro rata basis);

(2) to purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company, any Affiliate Proceeds Loan Obligor any Affiliate Subsidiary or any Parent of the Company, any Affiliate Proceeds Loan Obligor or any Affiliate Subsidiary held by Persons other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans);

(3) to purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than (x) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement or (y) Indebtedness permitted under Section 4.09(c)(2)); or

(4) to make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through clause (4) above is referred to herein as a “Restricted Payment”), if at the time the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary makes such Restricted Payment:

(A) in the case of a Restricted Payment other than a Restricted Investment, an Event of Default shall have occurred and be continuing (or would result therefrom); or

(B) except in the case of a Restricted Investment, if such Restricted Payment is made in reliance on Section 4.07(b)(C)(i), the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries are not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.09(b) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to April 1, 2015 and not returned or rescinded (excluding all Restricted Payments permitted by Section 4.07(c) would exceed the sum of:

(i)	an amount equal to 100% of the Consolidated EBITDA for the period beginning on the first day of the first full fiscal quarter commencing prior to April 1, 2015 to the end of the Reporting Entity’s most recently ended full fiscal quarter ending prior to the date of such Restricted Payment for which internal Consolidated financial statements of the Reporting Entity are available, taken as a single accounting period, less the product of 1.4 times the Consolidated Interest Expense for such period;

(ii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Company or any Affiliate Proceeds Loan Obligor from the issue or sale of its Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans or other capital contributions subsequent to April 1, 2015 (other than (A) Net Cash Proceeds received from an issuance or sale of such Capital Stock to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (B) Excluded Contributions, (C) Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend or (D) any property received in connection with Section 4.07(c)(26);

(iii)	100% of the aggregate Net Cash Proceeds and the fair market value of marketable securities, or other property or assets, received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the issuance or sale (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary subsequent to April 1, 2015 of any Indebtedness that has been converted into or exchanged for Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans;

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries subsequent to April 1, 2015, resulting from:

(A)	repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (C)(iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included in Consolidated EBITDA for the purposes of clause (C)(i) to the extent that it is (at the Company’s option) included under this clause (C)(iv);

(v)	without duplication of amounts included in clause (C)(iv) above, the amount by which Indebtedness of the Company or any Affiliate Proceeds Loan Obligor is reduced on the Company’s or any Affiliate Proceeds Loan Obligor’s Consolidated balance sheet, as applicable, upon the conversion or exchange of any Indebtedness of the Company or any Affiliate Proceeds Loan Obligor issued after April 1, 2015, which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor, as applicable, held by Persons not including the Company or any Affiliate Proceeds Loan Obligor or any of their Restricted Subsidiaries, as applicable (less the amount of any cash or the fair market value of other property or assets distributed by the Company or any Affiliate Proceeds Loan Obligor upon such conversion or exchange); and

(vi)

100% of the Net Cash Proceeds and the fair market value of marketable securities, or other property or assets, received by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries in connection with: (A) the sale or other disposition (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company or of any Affiliate Proceeds Loan Obligor for the benefit of its employees to the extent funded by the Company, any Affiliate Proceeds Loan Obligor or any Restricted

Subsidiary) of Capital Stock of an Unrestricted Subsidiary; and (B) any dividend or distribution made by an Unrestricted Subsidiary to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided, however, that no amount will be included in Consolidated Net Income for the purposes of clause (C)(i) above to the extent that it is (at the Company’s option) included under this clause (vi).

The fair market value of property or assets other than cash for purposes of this Section 4.07 shall be the fair market value thereof as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor.

(c) Section 4.07(b) will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Subordinated Shareholder Loans or Subordinated Obligations of the Company or any Affiliate Proceeds Loan Obligor made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the sale or issuance within 90 days of Subordinated Shareholder Loans, or Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock or Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), or a substantially concurrent capital contribution to the Company or any Affiliate Proceeds Loan Obligor; provided, however, that the Net Cash Proceeds from such sale or issuance of Capital Stock or Subordinated Shareholder Loans or from such capital contribution will be excluded from clause (4)(C)(ii) of Section 4.07(b);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary that is permitted or otherwise not prohibited to be Incurred pursuant to Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Disqualified Stock of the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, that, in each case, is permitted or not otherwise prohibited to be Incurred under Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(5) the purchase, repurchase, defeasance, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or any parent of the Company or any Affiliate Proceeds Loan Obligor held by any existing or former employees or management of the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company or of any Affiliate Proceeds Loan Obligor or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (5) will not exceed an amount equal to $10.0 million in the aggregate during any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of, or otherwise not prohibited to be Incurred pursuant to, Section 4.09;

(7) purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(8) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation:

(A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control,

(B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to those of Section 3.11 and Section 4.10;

provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made (or has caused to be made) the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in Section 3.11, Section 4.10 or Section 4.14, as the case may be, with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; or

(C) (i) consisting of Acquired Indebtedness (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was designated an Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary or was otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(9) dividends, loans, advances or distributions to any Parent or other payments by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in amounts equal to:

(A) the amounts required for any Parent to pay Parent Expenses;

(B) the amounts required for any Parent to pay Public Offering Expenses or fees and expenses related to any other equity or debt offering of such Parent that are directly attributable to the operation of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(C) the amounts required for any Parent to pay Related Taxes or, without duplication, pursuant to any tax sharing agreement or arrangement between or among the Ultimate Parent, the Issuer, any Affiliate Proceeds Loan Obligor or any other Person or a Restricted Subsidiary; and

(D) amounts constituting payments satisfying the requirements of clauses (11), (12) and (23) of Section 4.11(b);

(10) Restricted Payments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments in exchange for or using as consideration Investments previously made under this clause (10);

(11) payments by the Company or any Affiliate Proceeds Loan Obligor, or loans, advances, dividends or distributions to any Parent to make payments to holders of Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Parent in lieu of the issuance of fractional shares of such Capital Stock;

(12) Restricted Payments in relation to any tax losses received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the Ultimate Parent or any of its Subsidiaries (other than Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary); provided that (i) such Restricted Payments shall only be made in relation to such tax losses in an amount equal to the amount of tax that would have otherwise been required to be paid by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary if those tax losses were not so received and such payment shall only be made in the tax year in which such losses are utilized by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or (ii) such payments shall only be made in relation to such tax losses in an amount not exceeding, in any financial year, the greater of $150.0 million and 2.0% of Total Assets (with any unused amounts in any financial year being carried over to the next succeeding financial year);

(13) so long as no Default or Event of Default of the type specified in clauses (1) or (2) under Section 6.01(a) has occurred and is continuing, any Restricted Payment to the extent that, after giving pro forma effect to any such Restricted Payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(14) Restricted Payments in an aggregate amount at any time outstanding, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed the greatest of (A) $250.0 million and (B) 5.0% of Total Assets, and (C) 0.25 multiplied by the Pro forma EBITDA of the Company and its Restricted Subsidiaries for the Test Period, in the aggregate in any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(15) [Reserved]

(16) Restricted Payments for the purpose of making corresponding payments on:

(A) (i) the 2019 Sterling Bonds; and (ii) any New Senior Notes (in an aggregate principal amount Incurred to refund, refinance, replace, exchange, repay or extend the Existing Senior Notes, together with the aggregate amount of fees, discounts, premiums and other costs and expenses Incurred in connection therewith);

(B) any Indebtedness of a Parent; provided that, in the case of this clause (B), (i) on the date of Incurrence of such Indebtedness by a Parent and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio, calculated for the purposes of this clause (16) as if such Indebtedness of such Parent were being incurred by the Company or any Affiliate Proceeds Loan Obligor, would not exceed 5.00 to 1.00 or (ii) such Indebtedness of a Parent is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary pursuant to Section 4.09(c)(15);

(C) any Indebtedness of a Parent, to the extent that such Indebtedness is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary pursuant to a guarantee otherwise permitted to be Incurred under this Indenture;

(D) any Indebtedness of a Parent (i) the net proceeds of which are or were used in the prepayment, repayment, redemption, defeasance, retirement or purchase of the CWC Credit Facilities, the Notes or other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, in whole or in part, or (ii) the net proceeds of which are or were contributed to or otherwise loaned or transferred to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, or (iii) which is otherwise Incurred for the benefit of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary,

and, in each case of clause (A), clause (B), clause (C) and clause (D), any Refinancing Indebtedness in respect thereof;

(17) the distribution, as a dividend or otherwise, of shares of Capital Stock of or, Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(18) following a Public Offering of the Company, any Affiliate Proceeds Loan Obligor or any Parent, the declaration and payment by the Company, any Affiliate Proceeds Loan Obligor or such Parent, or the making of any cash payments, advances, loans, dividends or distributions to any Parent to pay, dividends or distributions on the Capital Stock, common stock or common equity interests of the Company, any Affiliate Proceeds Loan Obligor or any Parent; provided that the aggregate amount of all such dividends or distributions under this clause (18) shall not exceed in any fiscal year the greater of (A) 6.0% of the Net Cash Proceeds received from such Public Offering or subsequent Equity Offering by the Company or any Affiliate Proceeds Loan Obligor or Parent or contributed to the capital of the Company or any Affiliate Proceeds Loan Obligor by any Parent in any form other than Indebtedness or Excluded Contributions and (B) following the Initial Public Offering, an amount equal to the greater of (i) 7.0% of the Market Capitalization and (ii) 7.0% of the IPO Market Capitalization, provided that after giving pro forma effect to the payment of any such dividend or making of any such distribution, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(19) after the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, distributions (including by way of dividend) consisting of cash, Capital Stock or property or other assets of such Unrestricted Subsidiary that in each case is held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; provided, however, that (A) such distribution or disposition shall include the concurrent transfer of all liabilities (contingent or otherwise) attributable to the property or other assets being transferred; (B) any property or other assets received from any Unrestricted Subsidiary (other than Capital Stock issued by any Unrestricted Subsidiary) may be transferred by way of distribution or disposition pursuant to this clause (19) only if such property or other assets, together with all related liabilities, is so transferred in a transaction that is substantially concurrent with the receipt of the proceeds of such distribution or disposition by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary; and (C) such distribution or disposition shall not, after giving effect to any related agreements, result nor be likely to result in any material liability, tax or other adverse consequences to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis; provided further, however, that proceeds from the disposition of any cash, Capital Stock or property or other assets of an Unrestricted Subsidiary that are so distributed will not increase the amount of Restricted Payments permitted under Section 4.07(b)(C)(iv);

(20) [Reserved];

(21) any Business Division Transaction, provided that after giving pro forma effect thereto, the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(b);

(22) any Restricted Payment reasonably necessary to consummate the 2016 Transactions and the Group Refinancing Transactions;

(23) distributions or payments of Receivables Fees and purchases of Receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction;

(24) [Reserved];

(25) [Reserved];

(26) Restricted Payments to finance Investments or other acquisitions by a Parent or any Affiliate (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) which would otherwise be permitted to be made pursuant to this Section 4.07 if made by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided, that (i) such Restricted Payment shall be made within 120 days of the closing of such Investment or other acquisition, (ii) such Parent or Affiliate shall, prior to or promptly following the date such Restricted Payment is made, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (in a manner not prohibited by Section 5.01 or Section 5.02) in order to consummate such Investment or other acquisition, (iii) such Parent or Affiliate receives no consideration or other payment in connection with such transaction except to the extent the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Section 4.07 and (iv) any property received in connection with such transaction shall not constitute an Excluded Contribution up to the amount of such Restricted Payment made under this clause (26);

(27) any Restricted Payment from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to a Parent or any other Subsidiary of a Parent which is not a Restricted Subsidiary; provided that such Subsidiary advances the proceeds of any such Restricted Payment to the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary, as applicable, within three days of receipt thereof and that such Restricted Payments do not exceed an amount equal to 10.0% of Total Assets at any one time;

(28) distributions (including by way of dividend) to a Parent consisting of cash, Capital Stock or property or other assets of a Restricted Subsidiary that is in each case held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary for the sole purpose of transferring such cash, Capital Stock or property or other assets to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; and

(29) Restricted Payments reasonably required to consummate any Permitted Financing Action or any Post-Closing Reorganization.

(d) For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories described in Section 4.07(c)(1) through Section 4.07(c)(29), or is permitted pursuant to Section 4.07(b) or the definition of “Permitted Investments”, the Company and any Affiliate Proceeds Loan Obligor will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07 or the definition of “Permitted Investments”.

(e) The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount.

Section 4.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries

(a) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any Restricted Subsidiary (other than the Proceeds Loan Borrower, any Affiliate Proceeds Loan Obligor and the Affiliate Subsidiaries) to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Issuer, any Affiliate Proceeds Loan Obligor and the Affiliate Subsidiaries) to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2) make any loans or advances to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to other Indebtedness Incurred by the Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 4.08(a) will not prohibit:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, this Indenture, the 2019 Sterling Bonds Trust Deed, the Existing Senior Notes Indenture, the Columbus Senior Notes Indenture, the CWC Credit Agreement, the Existing Intercreditor Agreement, the Covenant Agreement, the Proceeds Loan Agreement, and any related documentation (including the security documents securing the Indebtedness under the CWC Credit Agreement and the guarantees thereof), in each case, as in effect on the Issue Date;

(2) any encumbrance or restriction pursuant to an agreement or instrument of a Person relating to any Capital Stock or Indebtedness of a Person, Incurred on or before the date on which such Person was acquired by or merged or consolidated with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or on which such agreement or instrument is assumed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or was merged or consolidated with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or in contemplation of such transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary other than the assets and property so acquired and provided, further, that for the purposes of this clause (2), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary when such Person becomes the Successor Company;

(3) any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3) or contained in any amendment, supplement, restatement or other modification to an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3); provided, however, that the encumbrances and restrictions, taken as a whole, with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clause (1) or clause (2) of this Section 4.08(b) (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor);

(4) in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B) contained in Liens permitted under this Indenture securing Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(D) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(5) any encumbrance or restriction pursuant to (A) Purchase Money Obligations for property acquired in the ordinary course of business or (B) Capitalized Lease Obligations permitted under this Indenture, in each case that either (i) impose encumbrances or restrictions of the nature described in Section 4.08(a)(3) on the property so acquired or (ii) are customary in connection with Purchase Money Obligations, Capitalized Lease Obligations and mortgage financings for property acquired in the ordinary course of business;

(6) any encumbrance or restriction arising in connection with, or any contractual requirement incurred with respect to, any Purchase Money Note, other Indebtedness or a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor, are necessary to effect such Qualified Receivables Transaction;

(7) any encumbrance or restriction (A) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement (or option to enter into such contract) entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition or (B) arising by reason of contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale and disposition of all or substantially all assets of such Subsidiary or conditions imposed by governmental authorities or otherwise resulting from dispositions required by governmental authorities;

(8) (A) customary provisions in leases, asset sale agreements, joint venture agreements and other agreements and instruments entered into by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in the ordinary course of business or (B) in the case of a Subsidiary that is not a Wholly-Owned Subsidiary, encumbrances, restrictions and conditions imposed by its organizational documents or any related shareholders, joint venture or other agreements, including restrictions on the payment of dividends or other distributions);

(9) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, governmental license, order, concession, franchise, or permit or required by any regulatory authority;

(10) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction pursuant to Currency Agreements, Commodity Agreements or Interest Rate Agreements;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 if (A) the encumbrances and restrictions taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in this Indenture, the Existing Intercreditor Agreement, the Covenant Agreement, the Proceeds Loan Agreement, and any related documentation, in each case, as in effect on the Issue Date (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) or (B) such encumbrances and restrictions taken as a whole are customary in comparable financings (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) and, in each case, either (i) the Company or any Affiliate Proceeds Loan Obligor reasonably believes that such encumbrances and restrictions will not materially affect the Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (ii) such encumbrances and restrictions apply only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; and

(14) any encumbrance or restriction pursuant to the New Intercreditor Agreement or an agreement or instrument entered into in connection with the Group Refinancing Transactions (including, without limitation, any indenture governing the New Senior Notes).

Section 4.09 Limitation on Indebtedness

(a) The Issuer will not Incur any Indebtedness (including Acquired Indebtedness) other than (1) the Notes (including Additional Notes), (2) Additional Issuer Debt and (3) Indebtedness represented by the Note Security Documents; provided, however that the proceeds of each Incurrence of Additional Notes or Additional Issuer Debt are loaned by the Issuer to one or more Proceeds Loan Obligors as a proceeds loan under the Proceeds Loan Agreement (each, an “Additional Proceeds Loan”) and the relevant Proceeds Loan Obligor is permitted to Incur the Additional Proceeds Loan under the terms of this covenant.

(b) The Company, and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company, any Affiliate Proceeds Loan Obligor and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00.

(c) Section 4.09(b) will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and any of the Restricted Subsidiaries under Credit Facilities, and any Refinancing Indebtedness in respect thereof, in the aggregate principal amount at any one time outstanding not to exceed:

(A) an amount equal to the greater of (i) (x) $2,450.0 million plus (y) the amount of any Credit Facilities Incurred under Section 4.09(b) or any other provision of Section 4.09(c) to acquire any property, other assets or shares of Capital Stock of a Person and (y) 10.0% of Total Assets, plus

(B) any accrual or accretion of interest that increases the principal amount of Indebtedness under Credit Facilities, plus

(C) in the case of any refinancing of any Indebtedness permitted under this Section 4.09(c)(1) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2) Indebtedness of the Company, or any Affiliate Proceeds Loan Obligor owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than a Receivables Entity); provided, however, that:

(A) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity); and

(B) any sale or other transfer of any such Indebtedness to a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity),

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, not permitted by this Section 4.09(c)(2);

(3) (A) Indebtedness represented by the Proceeds Loan (other than any Additional Proceeds Loan issued after the Issue Date); (B) Indebtedness of the Proceeds Loan Guarantors represented by the Proceeds Loan Guarantees; (C) Indebtedness represented by the 2019 Sterling Bonds and the related guarantees thereof; and (D) Indebtedness under the Existing Senior Notes and the related guarantees thereof;

(4) any Indebtedness (other than the Indebtedness described in clauses (1), (2) and (3) of this Section 4.09(c)) outstanding on the Issue Date after giving pro forma effect to the use of proceeds from the Proceeds Loan;

(5) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clauses (3), (4), (5), (6), (8), (14), (15), (18), (20), (22) or (25) of this Section 4.09(c) or Incurred pursuant to Section 4.09(b);

(6) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary Incurred after the Issue Date (A) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or was designated any Affiliate Proceeds Loan Obligor or any Affiliate Subsidiary; (B) Incurred to provide all or a portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or any Affiliate Proceeds Loan Obligor or was otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or such Person was designated as any Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary or (C) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); provided, however, that with respect to clauses (A) and (B) of this Section 4.09(c)(6) only, immediately following the consummation of the acquisition of such Restricted Subsidiary by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or such other transaction, (i) the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(b) after giving pro forma effect to the relevant acquisition or other transaction and the Incurrence of such Indebtedness pursuant to this Section 4.09(c)(6) or (ii) the Consolidated Net Leverage Ratio would not be greater than immediately prior to such acquisition or such other transaction;

(7) Indebtedness under Currency Agreements, Commodity Agreements and Interest Rate Agreements entered into for bona fide hedging purposes of (A) the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries and (B) C&W Communications and its Subsidiaries and, following an Affiliate Proceeds Loan Obligor Accession, C&W Parent and its Subsidiaries, in each case, and not for speculative purposes (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor);

(8) Indebtedness consisting of (A) mortgage financings, asset backed financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or (B) Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, development, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, and any Refinancing Indebtedness which refinances, replaces or refunds such Indebtedness, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8), will not exceed the greater of (i) $200.0 million and (ii) 3.0% of Total Assets at any time outstanding so long as such Indebtedness exists on the date of, or commissioning of, or contracting for, such purchase, design, development, construction, installation or improvement, or is created within 270 days thereafter;

(9) Indebtedness in respect of (A) workers’ compensation claims, casualty or liability insurance, self-insurance obligations, performance (including insurance policies), bid, indemnity, surety, judgment, appeal, completion, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, those Incurred to secure health, safety and environmental obligations or rental obligations, (B) letters of credit, bankers’ acceptances, guarantees, or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, letters of credit or similar instruments in respect of casualty or liability insurance, self-insurance, unemployment insurance, workers compensation obligations, health disability or other benefits, the CFA, pensions-related obligations and other social security laws, (C) the financing of insurance premiums or take-or-pay obligations contained in supply agreements, in each case, in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(10) Indebtedness Incurred constituting reimbursement obligations with respect to letters of credit issued and bank guarantees in the ordinary course of business provided to lessors of real property or otherwise in connection with the leasing of real property and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses in respect of any government requirement, or other Indebtedness with respect to reimbursement type obligations regarding the foregoing; provided, however, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence

(11) Indebtedness arising from agreements of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary providing for indemnification, guarantees or obligations in respect of earn-outs or adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the fair market value of non-cash proceeds) actually received (in the case of dispositions) or paid (in the case of acquisitions) by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries in connection with such disposition or acquisition, as applicable;

(12) Indebtedness arising from (A) Bank Products and (B) the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that in the case of this clause (12)(B), such Indebtedness is extinguished within thirty Business Days of Incurrence;

(13) guarantees by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than of any Indebtedness Incurred by the Company, any Affiliate Proceeds Loan Obligor or Restricted Subsidiary in violation of this Section 4.09); provided, however, that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or any Proceeds Loan Guarantee, then such guarantee shall be subordinated substantially to the same extent as the relevant Indebtedness guaranteed;

(14) Indebtedness Incurred by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary after the Issue Date to provide all or a portion of the funds utilized to consummate the acquisition by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary of any Non-Controlling Interests in an aggregate principal amount at any time outstanding not to exceed 4.0x Pro forma Non-Controlling Interest EBITDA for the Test Period;

(15) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary Incurred pursuant to any guarantees of Indebtedness of any Parent; provided that for purposes of this clause (15): (i) on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00 (for the avoidance of doubt, outstanding Indebtedness for the purpose of calculating the Consolidated Net Leverage Ratio under this clause (15) shall include any Indebtedness represented by guarantees by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries of Indebtedness of any Parent) and (ii) such guarantees shall be subordinated in right of payment to the Notes and the Proceeds Loan Guarantees pursuant to the terms of the applicable Intercreditor Agreement;

(16) Subordinated Shareholder Loans;

(17) Indebtedness (including any Refinancing Indebtedness in respect thereof) of any Restricted Subsidiary under any local Credit Facility in an amount not to exceed the greater of (A) $200.0 million and (B) 3.0% of Total Assets

(18) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company or any Affiliate Proceeds Loan Obligor from the issuance or sale (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) of Subordinated Shareholder Loans or its Capital Stock or otherwise contributed to the equity of the Company, or any Affiliate Proceeds Loan Obligor, in each case, subsequent to April 1, 2015 (and in each case, other than through the issuance of Disqualified Stock, Preferred Stock or an Excluded Contribution); provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary Incurs Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this Section 4.09(c)(18) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary makes a Restricted Payment under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) in reliance thereon, provided, further, that any Net Cash Proceeds so received that were subsequently used to fund the Special Dividend shall not be taken into account for the purposes of this clause (18);

(19) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary relating to any VAT liabilities or deferral of PAYE taxes with the agreement of the U.K. HM Revenue and Customs (including guarantees by a Restricted Subsidiary in favor of the U.K. HM Revenue and Customs in connection with the U.K. tax liability of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (including, without limitation, any VAT liabilities));

(20) Indebtedness with Affiliates reasonably necessary to effect or consummate (i) the 2016 Transactions, (ii) the Group Refinancing Transactions, or (iii) any Post-Closing Reorganization;

(21) (i) Indebtedness arising under (a) any arrangements to fund a production where such funding is only repayable from the distribution revenues of that production or (b) Production Facilities provided that the aggregate amount of Indebtedness under all Production Facilities incurred pursuant to this clause (b) does not exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any time outstanding; and (ii) any Refinancing Indebtedness of any Indebtedness Incurred under clause (i);

(22) Indebtedness arising under borrowing facilities provided by a special purpose vehicle notes issuer to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with the issuance of notes or other similar debt securities intended to be supported primarily by the payment obligations of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with any vendor financing platform;

(23) [Reserved];

(24) Indebtedness pursuant to any Permitted Financing Action and any Refinancing Indebtedness in respect thereof; and

(25) in addition to the items referred to in clauses (1) through (24) of this Section 4.09(c), Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (25) of Section 4.09(c) and then outstanding, will not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets at any time outstanding.

(d) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(b) and Section 4.09(c), the Company, in its sole discretion, will classify such item of Indebtedness on the date of its Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses of Section 4.09(b) or Section 4.09(c) and will be permitted on the date of such Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.09(b) and Section 4.09(c), and, from time to time, may reclassify all or a portion of such Indebtedness, in any manner that complies with this Section 4.09; provided, however, that the CWC Initial Revolving Credit Commitments under the CWC Credit Agreement shall be deemed to have been Incurred under Section 4.09(c)(1) and cannot be reclassified;

(2) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to Section 4.09(b) or Section 4.09(c)(1), Section 4.09(c)(17), Section 4.09(c)(18), Section 4.09(c)(21) or Section 4.09(c)(25) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or any Affiliate Proceeds Loan Obligor, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(e) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness, Preferred Stock or Disqualified Stock and increases in the amount of Indebtedness due to a change in accounting principles will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (2) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(f) If at any time an Unrestricted Subsidiary becomes an Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, any Indebtedness of such Unrestricted Subsidiary shall be deemed to be Incurred by an Affiliate Proceeds Loan Obligor or a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this covenant, the Issuer shall be in Default of this covenant).

(g) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be (1) calculated by the Company based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed or first Incurred (whichever yields the lower Dollar Equivalent), in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) if and for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the swapped rate of such Indebtedness (if swapped into U.S. dollars) as of the date of the applicable swap. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(h) For purposes of determining compliance with (1) the Section 4.09(b) and (2) any other provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency (if such Indebtedness has not been swapped into U.S. dollars, or if such Indebtedness has been swapped into a currency other than U.S. dollars) shall be calculated by the Company using the same weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for calculating the Dollar Equivalent of Consolidated EBITDA denominated in the same currency as the currency in which such Indebtedness is denominated or into which it has been swapped.

Section 4.10 Limitation on Sales of Assets and Subsidiary Stock

(a) The Issuer will not, directly or indirectly, consummate any Issuer Asset Sale.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) unless the Asset Disposition is a Permitted Asset Swap, at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be:

(A) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Company, the Issuer (including the Notes), any Affiliate

Proceeds Loan Obligor or a Proceeds Loan Guarantor or Indebtedness of a Restricted Subsidiary other than a Proceeds Loan Guarantor (in each case other than Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or an Affiliate of the Company, the Issuer or any Affiliate Proceeds Loan Obligor) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) (except in the case of any revolving Indebtedness) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(B) to the extent the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary elects to invest in or commit to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive agreement or a commitment approved by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 6 months of such 365th day;

provided that pending the final application of any such Net Available Cash in accordance with clause (A) or clause (B) of this Section 4.10(b)(3), the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture.

(c) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied as provided in Section 4.10(b) will be deemed to constitute “Excess Proceeds”. On the 366th day (or the 546th day, in the case of any Net Available Cash committed to be used pursuant to a definitive binding agreement or commitment approved by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor pursuant to Section 4.10(b)(3)(B)) after an Asset Disposition (or at such earlier date that the Company or any Affiliate Proceeds Loan Obligor may elect), if the aggregate amount of Excess Proceeds exceeds $250.0 million, the Issuer will be required to make an Asset Disposition Offer in accordance with Section 3.11.

For the purposes of this Section 4.10, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations) of the Company, any Affiliate Proceeds Loan Obligor, the Issuer or any Proceeds Loan Obligor or Indebtedness of a Restricted Subsidiary that is not a Proceeds Loan Guarantor and the release of the Company, any Affiliate Proceeds Loan Obligor, the Issuer, such Proceeds Loan Obligor or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with Section 4.10(b)(3)(A);

(2) securities, notes or other obligations received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the transferee that are convertible by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company, any Affiliate Proceeds Loan Obligor and each Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(5) any Designated Non-Cash Consideration received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value not to exceed 25.0% of the consideration from such Asset Disposition (excluding any consideration received from such Asset Disposition in accordance with clauses (1) to (4) of this Section 4.10(c)) (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6) in addition to any Designated Non-Cash Consideration received pursuant to clause (5) of this Section 4.10(c), any Designated Non-Cash Consideration received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) that is at that time outstanding, not to exceed the greater of $250.0 million and 5.0% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(7) consideration consisting of securities or obligations issued, insured or unconditionally guaranteed by a government (or any agency or instrumentality thereof) of a country where the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary is organized or located.

(d) The Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Section 4.11 Limitation on Affiliate Transactions

(a) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any Affiliate Proceeds Loan Obligor (an “Affiliate Transaction”) involving aggregate consideration in excess of $50.0 million for such Affiliate Transactions in any fiscal year, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable, taken as a whole, to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary has conclusively determined in good faith to be fair to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary); and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $100.0 million, the terms of such transaction have been approved by either (i) a majority of the members of the Board of Directors or (ii) the senior management of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable.

(b) Section 4.11(a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Affiliate Proceeds Loan Obligor, any Restricted Subsidiary or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultant plans (including, without limitation, valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees or directors or consultants, in each case in the ordinary course of business;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary but in any event not to exceed $10.0 million in the aggregate amount outstanding at any one time with respect to all loans or advances made since the Issue Date;

(4) (A) any transaction between or among the Company, any Affiliate Proceeds Loan Obligor and a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction) or between or among Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary in connection with such transaction); and (B) any guarantees issued by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary for the benefit of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction), as the case may be, in accordance with Section 4.09;

(5) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which, taken as a whole, are fair to the Company, any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary, as applicable, or are on terms not materially less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(6) loans or advances to any Affiliate of the Company or any Affiliate Proceeds Loan Obligor by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, provided that the terms of such loan or advance are fair to the Company or any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary, as the case may be, or are on terms not materially less favorable than those that could reasonably have been obtained from an unaffiliated party;

(7) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors, executives or officers of any Parent, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(8) the performance of obligations of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries under (A) the terms of any agreement to which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries is a party as of or on the Issue Date or (B) any agreement entered into after the Issue Date on substantially similar terms to an agreement under clause (A) of this Section 4.11(b)(8), in each case, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any such agreement or amendment, modification, supplement, extension or renewal to such agreement, in each case, entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous to the Holders of the Notes than the terms of the agreements in effect on the Issue Date;

(9) any transaction with (i) a Receivables Entity effected as part of a Qualified Receivables Transaction, acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction and other Investments in Receivables Entities consisting of cash or Securitization Obligations or (ii) with an Affiliate in respect of Non-Recourse Indebtedness;

(10) the issuance of Capital Stock or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company, or any Affiliate Proceeds Loan Obligor to any Affiliate of the Company or any Affiliate Proceeds Loan Obligor;

(11) the payment to any Permitted Holder of all reasonable expenses Incurred by any Permitted Holder in connection with its direct or indirect investment in the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries and unpaid amounts accrued for prior periods;

(12) the payment to any Parent or Permitted Holder (1) of Management Fees (A) on a bona fide arm’s-length basis in the ordinary course of business or (B) of up to the greater of $35.0 million and 0.5% of Total Assets in any calendar year, (2) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation in connection with loans, capital market transactions, hedging and other derivative transactions, acquisitions or divestitures or (3) of Parent Expenses;

(13) guarantees of indebtedness, hedging and other derivative transactions and other obligations not otherwise prohibited under this Indenture;

(14) if not otherwise prohibited under this Indenture, the issuance of Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans (including the payment of cash interest thereon; provided that, after giving pro forma effect to any such cash interest payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00) of the Company or any Affiliate Proceeds Loan Obligor to any Parent of the Company or any Affiliate Proceeds Loan Obligor or any Permitted Holder;

(15) arrangements with customers, clients, suppliers, contractors, lessors or sellers of goods or services that are negotiated with an Affiliate, in each case, which are otherwise in compliance with the terms of this Indenture; provided that the terms and conditions of any such transaction or agreement as applicable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, taken as a whole are fair to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and are on terms not materially less favorable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries than those that could have reasonably been obtained in respect of an analogous transaction or agreement that would not constitute an Affiliate Transaction;

(16) (A) transactions with Affiliates in their capacity as holders of indebtedness or Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness or Capital Stock generally, and (B) transactions with Affiliates in their capacity as borrowers of indebtedness from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness generally;

(17) any tax sharing agreement or arrangement and payments pursuant thereto between or among the Ultimate Parent, the Company, any Affiliate Proceeds Loan Obligor or any other Person or a Restricted Subsidiary not otherwise prohibited by this Indenture and any payments or other transactions pursuant to a tax sharing agreement or arrangement between the Company, any Affiliate Proceeds Loan Obligor and any other Person or a Restricted Subsidiary and any other Person with which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries files a consolidated tax return or with which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries is part of a group for tax purposes (including a fiscal unity) or any tax advantageous group contribution made pursuant to applicable legislation;

(18) transactions relating to the provision of Intra-Group Services in the ordinary course of business;

(19) the 2015 Columbus Carve-Out and related transactions;

(20) [Reserved];

(21) the 2016 Transactions;

(22) any transaction reasonably necessary to effect the Post-Closing Reorganization and/or a Spin-Off;

(23) any transaction in the ordinary course of business between or among the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and any Affiliate of the Company or any Affiliate Proceeds Loan Obligor that is an Unrestricted Subsidiary or a joint venture or similar entity (including a Permitted Joint Venture) that would constitute an Affiliate Transaction solely because the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary owns an equity interest in or otherwise controls such Unrestricted Subsidiary, joint venture or similar entity;

(24) commercial contracts entered into in the ordinary course of business between an Affiliate of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary that are on arm’s length terms or on a basis that senior management of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary reasonably believes allocates costs fairly;

(25) transactions between the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and a Parent and/or an Affiliate, in each case, to effect or facilitate the transfer of any property or asset from the Company, any Affiliate Proceeds Loan Obligor and/or any Restricted Subsidiary to another Restricted Subsidiary, any Affiliate Proceeds Loan Obligor and/or the Company, as applicable;

(26) any Permitted Financing Action; and

(27) any transaction reasonably necessary to effect the Group Refinancing Transactions, the CWC Assumption and the Proceeds Loan Borrower Change.

Section 4.12 Limitation on Liens

(a) The Issuer will not, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Issuer Liens) upon any of its property or assets, whether owned on the date of this Indenture or acquired after that date.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), unless, contemporaneously with the Incurrence of such Initial Lien effective provision is made to secure the Indebtedness due under this Indenture and the Notes or, in respect of Liens on any Proceeds Loan Guarantor’s property or assets, such Proceeds Loan Guarantor’s Proceeds Loan Guarantee, equally and ratably with (or prior to, in the case of Liens with respect to Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as the case may be) the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured.

(c) Any such Lien created pursuant to Section 4.12(b) in favor of the Holders of the Notes will be automatically and unconditionally released and discharged upon (1) the release and discharge of the Initial Lien to which it relates or (2) in accordance with Section 10.01.

(d) For purposes of determining compliance with this Section 4.12, (1) a Lien need not be Incurred solely by reference to one category of Permitted Liens, but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (2) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this Section 4.12 and the definition of “Permitted Liens”.

(e) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference, any fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection therewith and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Corporate Existence

Subject to Article 5, the Company and any Affiliate Proceeds Loan Obligor shall respectively do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, any Affiliate Proceeds Loan Obligor or any such Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries; provided, however, that none of the Company, any Affiliate Proceeds Loan Obligor shall be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of their respective Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company, or any Affiliate Proceeds Loan Obligor and their respective Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

Section 4.14 Change of Control

(a) If a Change of Control shall occur at any time, the Issuer shall, pursuant to the procedures described in this Section 4.14, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of $200,000 and in integral multiples of $1,000 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date); provided, however, that the Issuer shall not be obliged to repurchase Notes as described in this Section 4.14 in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes pursuant to Section 3.07 or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any holder to below $200,000.

Unless the Issuer has unconditionally exercised its right to redeem all the Notes as described under Section 3.07 or all conditions to such redemption have been satisfied or waived, within 30 days of any Change of Control, or, at the Issuer’s option, at any time prior to a Change of Control following the public announcement thereof or if a definitive agreement is in place for the Change of Control, the Issuer shall notify the Trustee thereof and give written notice of such Change of Control to each Holder stating, to the extent relevant, among other things:

(1) that a Change of Control has occurred (or may occur) and the date (or expected date) of such event;

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase price and the purchase date which shall be fixed by the Issuer, the Company or an Affiliate Proceeds Loan Obligor, on a Business Day no earlier than 10 days nor later than 60 days from the date such notice is mailed or delivered, or such later date as is necessary to comply with requirements under the Exchange Act;

(4) that any Note not tendered will continue to accrue interest and unless the Issuer defaults in payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(5) certain other procedures that a Holder must follow to accept a Change of Control Offer or to withdraw such acceptance.

If and for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require, the Company will publish a public announcement with respect to the results of any Change of Control Offer in a leading newspaper of general circulation in the Channel Islands or, to the extent and in the manner permitted by such rules, post such notice on the official website of the International Stock Exchange.

The Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.14 (other than the obligation to make an offer pursuant to this Section 4.14), the Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Section 4.14 by virtue thereof.

(b) On the Change of Control Purchase Date, the Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent, prior to 10:00 a.m. London time an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee, the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Purchase Date) to each Holder of Notes properly tendered the Change of Control Purchase Price for such Notes, and the Authenticating Agent will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note in equal principal amount to any unpurchased portion of Notes surrendered, if any, to the Holder of Notes in global form or to each Holder of certificated Notes; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(c) Notwithstanding anything to the contrary in this Section 4.14, the Issuer shall not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.07, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(d) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of the delivery of the notice for such redemption.

Section 4.15 Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Company and any Affiliate Proceeds Loan Obligor will not permit any Restricted Subsidiary (other than any Affiliate Proceeds Loan Obligor or a Proceeds Loan Guarantor) to, directly or indirectly, guarantee or otherwise become obligated under any Indebtedness of the Company or any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor of Senior Unsecured Indebtedness in an amount in excess of $50.0 million unless such Restricted Subsidiary is or becomes an Additional Proceeds Loan Guarantor on the date on which such other guarantee or Indebtedness is Incurred (or as soon as reasonably practicable thereafter); provided that:

(1) if such Restricted Subsidiary is not a Significant Subsidiary, such Restricted Subsidiary shall only be obligated to become an Additional Proceeds Loan Guarantor if such Indebtedness is Public Debt of the Company or any Affiliate Proceeds Loan Obligor or Senior Unsecured Indebtedness of a Proceeds Loan Guarantor;

(2) if the Indebtedness is pari passu in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall rank pari passu in right of payment to its Proceeds Loan Guarantee;

(3) if the Indebtedness is subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to its Proceeds Loan Guarantee substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes;

(4) an Additional Proceeds Loan Guarantor’s Proceeds Loan Guarantee may be limited in amount to the extent required by fraudulent conveyance, thin capitalization, corporate benefit, financial assistance or other similar laws (but, in such a case (A) each of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal limit and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant limit and (B) the relevant guarantee shall be given on an equal and ratable basis with the guarantee of any other Indebtedness giving rise to the obligation to guarantee the Notes); and

(5) for so long as it is not permissible under applicable law for a Restricted Subsidiary to become an Additional Proceeds Loan Guarantor, such Restricted Subsidiary need not become an Additional Proceeds Loan Guarantor (but, in such a case, each of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal prohibition precluding the giving of the guarantee and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant legal prohibition, and shall give such guarantee at such time (and to the extent) that it thereafter becomes permissible).

(b) Section 4.15(a) shall not apply to: (1) the granting by such Restricted Subsidiary of a Permitted Lien under circumstances which do not otherwise constitute the guarantee of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or (2) the guarantee by any Restricted Subsidiary of Indebtedness that refinances Indebtedness which benefited from a guarantee by any Restricted Subsidiary Incurred in compliance with Section 4.15 immediately prior to such refinancing.

(c) Notwithstanding anything herein to the contrary, the provisions of Section 4.15(a) shall not be applicable to any guarantee provided by a Restricted Subsidiary that existed at the time such person become a Restricted Subsidiary if such guarantee was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary.

(d) Notwithstanding the foregoing, any Additional Proceeds Loan Guarantee created pursuant to the provisions described in Section 4.15(a) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the occurrence of any events described in clauses (1) through (15) under Section 10.01.

Section 4.16 Payments for Consents

The Issuer, the Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes, the Proceeds Loan Agreement, the Collateral Sharing Agreement or any Note Security Document unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 Impairment of Liens

(a) The Issuer shall not take or omit to take any action that would have the result of materially impairing any Lien in the Note Collateral granted under the Note Security Documents (it being understood, subject to the proviso below, that the Incurrence of Permitted Issuer Liens shall under no circumstances be deemed to materially impair any Lien in the Note Collateral granted under the Note Security Documents) for the benefit of the Trustee, the Security Trustee and the Holders of the Notes, and the Issuer shall not grant to any Person other than the Security Trustee, for the benefit of the Trustee, the Security Trustee and the Holders of the Notes and the other beneficiaries described in the Note Security Documents and the Collateral Sharing Agreement, any interest in any of the Note Collateral, except that (1) the Issuer may Incur Permitted Issuer Liens and (2) the Note Collateral may be discharged and released in accordance with this Indenture, the Note Security Documents and the Collateral Sharing Agreement; provided however, that, except with respect to any discharge or release of Note Collateral in accordance with this Indenture, the Note Security Documents or the Collateral Sharing Agreement, in connection with the Incurrence of Liens for the benefit of the Trustee, the Security Trustee and Holders of Notes, or the release or replacement of any Note Collateral in compliance with Section 11.02, no Note Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced, except that, at the direction of the Issuer and without the consent of the Holders of the Notes, the Trustee and the Security Trustee may from time to time (subject to customary protections and indemnifications from the Company or any Affiliate Proceeds Loan Obligor) enter into one or more amendments to the Note Security Documents to: (A) cure any ambiguity, omission, manifest error, defect or inconsistency therein; (B) provide for Permitted Issuer Liens; (C) provide for the release of any Lien on any properties and assets constituting Note Collateral from the Lien of the Note Security Documents, provided that such release is followed by the substantially concurrent re-taking of a Lien of at least equivalent priority over the same properties and assets securing the Notes; and (D) make any other change that does not adversely affect the Holders of the Notes in any material respect, provided that, contemporaneously with any such action in clauses (B), (C) and (D), the Issuer, the Company or any Affiliate Proceeds Loan Obligor, as the case may be, delivers to the Trustee and the Security Trustee either (i) a solvency opinion, in form and substance reasonably satisfactory to the Trustee and the Security Trustee, from an Independent Financial Advisor confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, or (ii) a certificate from the responsible financial or accounting officer of the relevant grantor (acting in good faith) which confirms the solvency of the Person granting such Lien after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement or (iii) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee and the Security Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens created under the Note Security Documents, as applicable, so amended, extended, renewed, restated, supplemented, modified or replaced are valid and perfected (if such concept is applicable under the jurisdiction where such Lien is granted) Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement. In the event that the Issuer complies with the requirements of this Section 4.17, the Trustee and the Security Trustee shall (subject to customary protections and indemnifications) consent to any such amendment, extension, renewal, restatement, supplement, modification or replacement without the need for instructions from Holders of the Notes.

Section 4.18 Additional Amounts

(a) All payments made by or on account of the Issuer or any successor thereto (a “Payor”) on or with respect to the Notes will be made without withholding or deduction for, or on account of, any present or future taxes (including interest or penalties to the extent resulting from a failure by the Issuer to timely pay amounts due), duties, assessments or governmental charges of whatever nature (“Taxes”) unless the withholding or deduction of such Taxes is then required by law or by the official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) the government of the Republic of Ireland or the Cayman Islands or any other jurisdiction in which the Initial Proceeds Loan Borrower is organized or otherwise considered to be resident for tax purposes, or in each case, any political subdivision or governmental authority thereof or therein having power to tax;

(2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3) any other jurisdiction in which a Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each Holder of the Notes, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) equal the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable with respect to:

(b) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner and the Relevant Taxing Jurisdiction imposing such Taxes (other than the mere ownership or holding of such Note or enforcement of rights thereunder or under this Indenture or the receipt of payments in respect thereof);

(c) any Taxes that would not have been so imposed if the Holder had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (i) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes and (ii) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant Holder at that time has been notified (in accordance with the procedures set forth in this Indenture) by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made, but only to the extent the Holder is legally entitled to provide such declaration, claim or filing);

(d) any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

(e) any Taxes that are payable otherwise than by withholding from a payment of the principal of, redemption price of, premium, if any, or interest on or with respect to the Notes;

(f) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(g) all United States backup withholding taxes;

(h) any withholding or deduction imposed pursuant to (1) Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (as amended), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of (1) above or (3) any agreement pursuant to the implementation of (1) or (2) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction; or

(i) any combination of items (a) through (g) above.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the Holder of the Notes, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (a) to (h) inclusive of this Section 4.18.

The Payor will (1) make any required withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to provide evidence reasonably satisfactory to the Trustee that the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes has been made and will provide such evidence to each Holder. The Payor will attach to such evidence a certificate stating (a) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (b) the amount of such withholding Taxes paid per $1,000 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the Holders of the Notes upon request and will be made available at the offices of the Paying Agent if the Notes are then listed on the International Stock Exchange.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee and each Paying Agent an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Paying Agent to pay such Additional Amounts to Holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters. The Trustee and the Paying Agent shall be entitled to rely solely on each such Officer’s Certificate as conclusive proof that such payments are necessary.

Wherever mentioned in this Indenture or the Notes, in any context: (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies (including interest and penalties to the extent resulting from a failure by the Issuer to timely pay amounts due) which arise in any jurisdiction from the execution, delivery or registration of any Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction or any jurisdiction in which a Paying Agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes, the Note Collateral or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The obligations of this Section 4.18 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Section 4.19 Suspension of Covenants on Achievement of Investment Grade Status

If, during any period after the Issue Date, the Notes have achieved and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing (such period hereinafter referred to as an “Investment Grade Status Period”), then the Company will notify the Trustee of this fact and beginning on the date such status was achieved, the provisions of Sections 3.11, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.14, and Section 5.01(b)(3) and any related default provisions of this Indenture will be suspended and will not, during such Investment Grade Status Period, be applicable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries. As a result, during any such Investment Grade Status Period, the Notes will lose a significant amount of the covenant protection initially provided under this Indenture. No action taken during an Investment Grade Status Period or prior to an Investment Grade Status Period in compliance with the covenants then applicable will require reversal or constitute a Default under this Indenture or the Notes in the event that suspended covenants are subsequently reinstated or suspended, as the case may be. An Investment Grade Status Period will terminate immediately upon the failure of the Notes to maintain Investment Grade Status (the “Reinstatement Date”). The Company, any Affiliate Proceeds Loan Obligor or the Issuer will promptly notify the Trustee in writing of any failure of the Notes to maintain Investment Grade Status and the Reinstatement Date.

Section 4.20 Further Instruments and Acts

Upon request of the Trustee, but without an affirmative duty on the Trustee to do so, the Issuer, the Company and any Affiliate Proceeds Loan Obligor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.21 Listing

The Issuer will apply to list the Notes on the International Stock Exchange and will use all reasonable efforts to obtain permission to be granted to deal in the Notes on the Official List of The International Stock Exchange within a reasonable period after the Issue Date and will maintain such listing as long as the Notes are outstanding; provided, however, that if the Issuer can no longer maintain such listing or it becomes unduly burdensome to make or maintain such listing (for the avoidance of doubt, preparation of financial statements in accordance with GAAP (except pursuant to the definition of IFRS) or any accounting standard other than IFRS and any other standard pursuant to which the Reporting Entity then prepares its financial statements shall be deemed unduly burdensome), the Issuer may cease to make or maintain such listing on the International Stock Exchange provided that the Issuer will use its reasonable best efforts to obtain and maintain the listing of the Notes on another recognized listing exchange for high yield issuers (which may be a stock exchange that is not regulated by the European Union). Notwithstanding anything herein to the contrary, the Issuer may cease to make or maintain a listing (whether on the International Stock Exchange or on another recognized listing exchange for high yield issuers) if such listing is not required for the Issuer to benefit from an exemption on withholding tax on interest payments on the Notes or to otherwise prevent tax from being withheld from interest payments on the Notes.

Section 4.22 Collateral Sharing Agreement; Additional Collateral Sharing Agreements

(a) The Trustee and the Security Trustee shall become party to the Collateral Sharing Agreement on the Issue Date, and each Holder of a Note, by accepting such Note, will be deemed to have (i) authorized the Trustee and the Security Trustee to enter into the Collateral Sharing Agreement, (ii) agreed to be bound by all the terms and provisions of the Collateral Sharing Agreement applicable to such Holder and (iii) irrevocably appointed each of the Trustee and the Security Trustee to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the Collateral Sharing Agreement.

(b) At the request of the Issuer, in connection with the Incurrence by the Issuer of any Indebtedness that is permitted to share the Note Collateral pursuant to the definition of Permitted Issuer Lien, the Issuer and the Trustee, subject to Section 9.06, shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) a collateral sharing agreement, including a restatement, accession, amendment or other modification of an existing collateral sharing agreement (an “Additional Collateral Sharing Agreement”), on substantially the same terms as the Collateral Sharing Agreement (or terms not materially less favorable to the Holders); provided, that such Additional Collateral Sharing Agreement will not impose any personal obligations on the Trustee or the Security Trustee or adversely affect the personal rights, duties, liabilities or immunities of the Trustee or the Security Trustee under this Indenture or the Collateral Sharing Agreement.

(c) At the direction of the Issuer and without the consent of the Holders of the Notes, the Trustee and the Security Trustee, subject to Section 9.06, will from time to time enter into one or more amendments to the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement to:

(i)	cure any ambiguity, omission, manifest error, defect or inconsistency therein;

(ii)	add other parties (such as representatives of new issuances of Indebtedness) thereto;

(iii)	further secure the Notes (including Additional Notes);

(iv)	make provision for equal and ratable grants of Liens on the Note Collateral to secure Additional Notes or to implement any Permitted Issuer Liens;

(v)	make any other change to the Collateral Sharing Agreement or such Additional Collateral Sharing Agreement to provide for additional Indebtedness (including with respect to any Collateral Sharing Agreement or Additional Collateral Sharing Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on the Note Collateral on a senior, pari passu or junior basis with the Liens securing the Notes;

(vi)	amend the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement in accordance with the terms thereof;

(vii)	implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of any Indebtedness that is secured by the Note Collateral and that is not prohibited by this Indenture; or

(viii)	make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of any Note, enforcement of Liens over the Note Collateral, the application of proceeds from the enforcement of the Note Collateral or the release of any Security in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement immediately prior to such change.

(d) The Issuer will not direct the Trustee or the Security Trustee to enter into any amendment to the Collateral Sharing Agreement or, if applicable, any Additional Collateral sharing Agreement, without the consent of the holders of a majority in principal amount of the outstanding Notes outstanding, except as described above or otherwise permitted below under Article 9, and the Issuer may only direct the Trustee and the Security Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Trustee or, in the opinion of the Trustee or Security Trustee, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement.

(e) Each Holder of a Note, by accepting such Note, is deemed to have:

(1) appointed and authorized the Trustee and the Security Trustee from time to time to give effect to such provisions;

(2) authorized each of the Trustee and the Security Trustee from time to time to become a party to any Additional Collateral Sharing Agreement;

(3) agreed to be bound by such provisions and the provisions of any Additional Collateral Sharing Agreement; and

(4) irrevocably appointed the Trustee and the Security Trustee to act on its behalf from time to time to enter into and comply with such provisions and the provisions of any Additional Collateral Sharing Agreement, in each case, without the need for the consent of the Holders.

(f) In relation to the Collateral Sharing Agreement or an Additional Collateral Sharing Agreement, the Trustee shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with Section 4.07.

(g) In addition, the Trustee and Security Trustee shall become party to the Covenant Agreement on the Issue Date, and each Holder of a Note, by accepting such Note, will be deemed to have (i) authorized the Trustee and the Security Trustee to enter into the Covenant Agreement, (ii) agreed to be bound by all the terms and provisions of the Covenant Agreement applicable to such Holder and (iii) irrevocably appointed each of the Trustee and the Security Trustee to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the Covenant Agreement.

(h) At the direction of the Issuer, the Trustee and the Security Trustee shall become party to the Covenant Agreement on the Issue Date at the signing of this Indenture.

Section 4.23 Intercreditor Agreement; Additional Intercreditor Agreement; New Intercreditor Agreement

(a) Concurrently with, or following the completion of both the refinancing in full of the Columbus Senior Notes and the refinancing in full of the Existing Senior Notes, at the direction of the Company or any Affiliate Proceeds Loan Obligor and without the consent of the Holders of the Notes, the Trustee and/or the Security Trustee, as applicable, subject to Section 9.06, will upon direction from the Company or any Affiliate Proceeds Loan Obligor, enter into the New Intercreditor Agreement and related documentation (if any) to implement the Intercreditor Amendment and Restatement. The Trustee and/or the Security Trustee, as applicable, will become party to the New Intercreditor Agreement by executing an accession and/or amendment thereto on or about the New Intercreditor Effective Date, and each Holder, by accepting such Note, will be deemed to have (1) authorized the Trustee and/or the Security Trustee, as applicable, to enter into the New Intercreditor Agreement, (2) agreed to be bound by all the terms and provisions of the New Intercreditor Agreement applicable to such Holder and (3) irrevocably appointed each of the Trustee and/or the Security Trustee, as applicable, to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the New Intercreditor Agreement.

(b) At the request of the Company or any Affiliate Proceeds Loan Obligor, in connection with the Incurrence by a Proceeds Loan Obligor of any Indebtedness that is permitted to share in any collateral governed by the New Intercreditor Agreement, the Proceeds Loan Obligors and the Issuer as lender under the Proceeds Loan shall enter into with the Holders of such Indebtedness (or their duly authorized Representatives) an intercreditor agreement, including a restatement, accession, amendment or other modification of an existing intercreditor agreement (an “Additional Intercreditor Agreement”), on substantially the same terms as the New Intercreditor Agreement (or terms not materially less favorable to the Issuer as lender under the Proceeds Loans).

(c) On the Group Refinancing Effective Date (if it occurs), in connection with and pursuant to the Group Refinancing Transactions (including the Proceeds Loan Borrower Change), at the direction of the Company or any Affiliate Proceeds Loan Obligor and without the consent of Holders of the Notes, the Trustee and the Security Agent, subject to Section 9.06, will enter into the Holdco Intercreditor Agreement and related documentation (if any).

(d) At the direction of the Company or any Affiliate Proceeds Loan Obligor and without the consent of the Holders of the Notes, the Trustee and the Security Trustee, as applicable, subject to Section 9.06, will upon direction of the Company or any Affiliate Proceeds Loan Obligor from time to time enter into one or more amendments to the applicable Intercreditor Agreement (including, for the avoidance of doubt, any Additional Intercreditor Agreement) to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency therein;

(2) add Guarantors or other parties (such as representatives of new issuances of Indebtedness) thereto;

(3) secure the Notes (including the Additional Notes) and the Proceeds Loan Guarantees;

(4) make any other change to the applicable Intercreditor Agreement to provide for additional Indebtedness constituting Subordinated Obligations or any other additional Indebtedness (in either case, including with respect to the applicable Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on any collateral on a senior, pari passu or junior basis with any Liens securing the Notes or the Proceeds Loan Guarantees;

(5) add Restricted Subsidiaries to the applicable Intercreditor Agreement;

(6) amend the applicable Intercreditor Agreement in accordance with the terms thereof or;

(7) make any change necessary or desirable, in the good faith determination of the Board of Directors or senior management of the Company, in order to implement any transaction that is subject to Article 5;

(8) implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of the CWC Credit Facilities, the Notes, the New Senior Notes, or the 2019 Sterling Bonds that is not prohibited by this Indenture; or

(9) make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of the Notes or the release of any Proceeds Loan Guarantee in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, or the applicable Intercreditor Agreement, immediately prior to such change.

(e) The Company and any Affiliate Proceeds Loan Obligor will not otherwise direct the Trustee or the Security Trustee, as applicable, to enter into any amendment to either of the Intercreditor Agreement or, if applicable, any Additional Intercreditor Agreement, without the consent of the Holders of a majority in principal amount of the outstanding Notes outstanding, except as otherwise permitted under Article 9, and the Company may only direct the Trustee and the Security Trustee, applicable, to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Trustee, as applicable, or, in the opinion of the Trustee or Security Trustee, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement.

(f) Each Holder of a Note, by accepting such Note, is deemed to have:

(1) appointed and authorized the Issuer, the Trustee and the Security Trustee, as applicable, from time to time to give effect to the foregoing provisions;

(2) authorized each of the Issuer, Trustee and the Security Trustee, as applicable, from time to time to become a party to any Additional Intercreditor Agreement, and any document giving effect to such amendments to the Intercreditor Agreement or any Additional Intercreditor Agreement, ; provided, for the avoidance of doubt, that each Holder of a Note will be deemed to have authorized each of the Issuer, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, the Trustee and the Security Trustee, as applicable, to become party to the New Intercreditor Agreement, any Additional Intercreditor Agreement, and any document giving effect thereto, and the further consent of the Holders of the Notes will not be required in connection therewith;

(3) agreed to be bound by such provisions and the provisions of the New Intercreditor Agreement, any Additional Intercreditor Agreement, and any document giving effect thereto; and

(4) irrevocably appointed the Trustee and the Security Trustee, as applicable, to act on its behalf from time to time to enter into and comply with the foregoing provisions and the provisions of the New Intercreditor Agreement, any Additional Intercreditor Agreement, and of any document giving effect thereto, in each case, without the need for the consent of the Holders.

(g) In relation to the Intercreditor Agreement or an Additional Intercreditor Agreement, the Trustee shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with Section 4.07.

Section 4.24 Limitation on Issuer Activities

(a) Prior to the CWC Group Assumption, the Issuer will not engage in any business activity or undertake any other activity, except any activity:

(1) relating to the offering, sale or issuance of the Notes, any Additional Notes and any Additional Issuer Debt permitted to be incurred under this Indenture (including the lending of the proceeds of such sale of the Notes, any Additional Notes or any Additional Issuer Debt to one or more Proceeds Loan Obligors);

(2) undertaken with the purpose of, and directly related to, fulfilling its obligations or exercising its rights under the Notes, this Indenture, the Note Security Documents, the Proceeds Loan, the Proceeds Loan Agreement, the Covenant Agreement, the Collateral Sharing Agreement, the Intercreditor Agreement, or any other document relating to the Notes, the Additional Notes, the Proceeds Loan, any Additional Proceeds Loans or any other Additional Issuer Debt permitted to be incurred under this Indenture;

(3) directly related to or reasonably incidental to the establishment and maintenance of the Issuer’s corporate existence;

(4) directly related to investing amounts received by the Issuer (other than amounts not corresponding to required payments under the Notes) in such manner not otherwise prohibited by this Indenture;

(5) other transactions of a type customarily entered into by orphan financing companies;

(6) directly related to or reasonably incidental to the incorporation and ownership of the shares of Subsidiaries for the purposes of issuing or Incurring senior secured Indebtedness to be on-lent to a Proceeds Loan Obligor and conducting activities related to, or reasonably incidental to, the establishment or maintenance of its or its Subsidiaries’ corporate existence;

(7) directly related to or reasonably incidental to other activities not specifically enumerated above that are de minimis in nature or that are of the same nature as activities exercised by the Issuer on the Issue Date;

(8) directly related to the making of Permitted Issuer Investments and Permitted Issuer Maintenance Payments and the granting of Permitted Issuer Liens;

(9) directly related to or reasonably incidental to the Group Refinancing Transactions and the Proceeds Loan Borrower Change; or

(10) in connection with any Permitted Financing Action.

On the Issue Date, the Issuer will loan all of the net proceeds of the offering of the Notes issued on the Issue Date, together with the fees payable by the Initial Proceeds Loan Borrower to the Issuer on the Issue Date under the Proceeds Loan Agreement and amounts received by the Issuer pursuant to the Issue Date Arrangement Agreement, to the Initial Proceeds Loan Borrower pursuant to the Proceeds Loan.

(b) Prior to the CWC Group Assumption, the Issuer will not:

(1) issue any Capital Stock (other than to the Share Trustee);

(2) take any action which would cause it to no longer satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended;

(3) commence or take any action or facilitate a winding-up, examinership, liquidation, dissolution or other analogous proceeding;

(4) amend its constitutive documents in any manner which would adversely affect the rights of Holders of the Notes in any material respect;

(5) transfer or assign any of its rights under a Proceeds Loan, except pursuant to the Note Security Documents or in connection with a Permitted Financing Action; or

(6) following the Issue Date, deposit any other moneys or funds into the Issuer Profit Account.

(c) Except as otherwise provided in this Indenture, the Issuer will take all actions that are necessary and within its power to prohibit the transfer of the issued shares in the Issuer.

(d) Subject to the Collateral Sharing Agreement, whenever the Issuer receives a payment or prepayment under the Proceeds Loan, it shall use the funds received solely to satisfy its obligations (to the extent of the amount owing in respect of such obligations) under this Indenture (including any premium payable to Holders of the Notes).

Section 4.25 Limitation on Layering

The Company and any Affiliate Proceeds Loan Obligor will not Incur, and will not permit any Proceeds Loan Obligor to Incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor that ranks pari passu with or subordinated to the Proceeds Loan or Proceeds Loan Guarantee, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the Proceeds Loan or relevant Proceeds Loan Guarantee, on substantially identical terms (as conclusively determined in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor); provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor, the Issuer, any Proceeds Loan Guarantor or any other Restricted Subsidiary solely by virtue of being unsecured or secured on a junior Lien basis or by virtue of not being guaranteed or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

Section 4.26 Limited Condition Transaction

(a) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of determining compliance with any provision of this Indenture which requires that no Default or Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall, at the option of the Company or any Affiliate Proceeds Loan Obligor, be deemed satisfied, so long as no Default or Event of Default, as applicable, exists on the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into. For the avoidance of doubt, if the Company or any Affiliate Proceeds Loan Obligor has exercised its option under the first sentence of this Section 4.26(a), and any Default or Event of Default occurs following the date such definitive agreement for a Limited Condition Transaction is entered into and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default shall be deemed to not have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder.

(b) In connection with any action being taken in connection with a Limited Condition Transaction for purposes of:

(1) determining compliance with any provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio; or

(2) testing baskets set forth in this Indenture (including baskets measured as a percentage or multiple, as applicable, of Total Assets, Pro forma EBITDA or Pro Forma Non-Controlling Interest EBITDA);

in each case, at the option of the Company or any Affiliate Proceeds Loan Obligor (the Company’s or any Affiliate Proceeds Loan Obligor’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into (the “LCT Test Date”); provided, however, that the Company or any Affiliate Proceeds Loan Obligor shall be entitled to subsequently elect, in its sole discretion, the date of consummation of such Limited Condition Transaction instead of the LCT Test Date as the applicable date of determination, and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof), as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Pro forma EBITDA”, “Consolidated Net Leverage Ratio”, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary could have taken such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been complied with.

(c) If the Company or any Affiliate Proceeds Loan Obligor has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Pro forma EBITDA or Total Assets, of the Company , any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries or the

Person or assets subject to the Limited Condition Transaction (as at each reference to the “Company” or a “Affiliate Proceeds Loan Obligor” in such definition was to such Person or assets) at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations. If the Company or any Affiliate Proceeds Loan Obligor has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio, test or basket availability under this Indenture (including with respect to the Incurrence of Indebtedness or Liens, or the making of Asset Dispositions, acquisitions, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary) on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) have been consummated.

ARTICLE 5.

SUCCESSORS

Section 5.01 Merger and Consolidation

(a) The Issuer will not consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person.

(b) No Proceeds Loan Borrower will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of an Approved Jurisdiction and the Successor Company (if not the Proceeds Loan Borrower) will expressly assume all the obligations of the Proceeds Loan Borrower, under the Proceeds Loan and the Covenant Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) either (A) immediately after giving effect to such transaction, the Company, any Affiliate Proceeds Loan Obligor or such Successor Company, as applicable, would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 4.09(b) or (B) the Consolidated Net Leverage Ratio of the Company, and any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (including such Successor Company) or such Successor Company and the Restricted Subsidiaries would be no greater than that of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries immediately prior to giving effect to such transaction; and

(4) the Company or any Affiliate Proceeds Loan Obligor, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture; provided that in giving such opinion, such counsel may rely on an Officer’s Certificate as to compliance with Sections 5.01(b)(2) and 5.01(b)(3) above and as to any matters of fact.

(c) No Proceeds Loan Guarantor will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, other than a Proceeds Loan Obligor (other than in connection with a transaction that does not constitute an Asset Disposition or a transaction that is permitted under Section 4.10; unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(2) either:

(A) the Successor Company assumes all the obligations of that Restricted Subsidiary under its Proceeds Loan Guarantee, the Intercreditor Agreement (if applicable) and any Additional Intercreditor Agreement; provided that, in the case of Coral-US Co-Borrower LLC, it shall remain, or the Successor Company shall be, in all cases organized and existing under the laws of the United States or the District of Columbia; or

(B) the Net Cash Proceeds of such transaction are applied in accordance with the applicable provisions of this Indenture.

(d) For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor which properties and assets, if held by the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable, instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable, on a Consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable.

(e) The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, under this Indenture, and upon such substitution, the predecessor to the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, will be released from its obligations under this Indenture, the Notes and the Proceeds Loan Guarantee, as applicable, but, in the case of a lease of all or substantially all its assets, the predecessor to the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, will not be released from the obligation to pay the principal of and interest on the Notes or the Proceeds Loan Guarantee, as applicable.

(f) The provisions set forth in this Section 5.01 shall not restrict (and shall not apply to): (1) any Restricted Subsidiary from consolidating with, merging or liquidating into or transferring all or substantially all of its properties and assets to the Company, any Affiliate Proceeds Loan Obligor or another Restricted Subsidiary (that guarantees the Proceeds Loan, if the former Restricted Subsidiary also guarantees the Proceeds Loan); (2) any Proceeds Loan Guarantor from merging or liquidating into or transferring all or part of its properties and assets to another Guarantor, the Issuer, or any Affiliate Proceeds Loan Obligor; (3) any consolidation or merger of the Company, any Affiliate Proceeds Loan Obligor into any Proceeds Loan Obligor, provided that, for the purposes of this sub-clause

(3), if the Proceeds Loan Borrower is not the surviving entity of such merger or consolidation, the relevant Proceeds Loan Obligor will assume the obligations of the Proceeds Loan Borrower under the Proceeds Loan, the Proceeds Loan Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement and clauses (1) and (4) of Section 5.01(b) shall apply to such transaction; (4) any consolidation or merger effected as part of the 2016 Transactions, the Post-Closing Reorganization or the Group Refinancing Transactions; (5) any Solvent Liquidation; and (6) the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor consolidating into or merging or combining with an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity, provided that, for the purposes of this clause (6), Sections 5.01(b)(1), 5.01(b)(2) and 5.01(b)(4) or 5.01(c)(1) or 5.01(c)(2) shall apply to any such transaction.

Section 5.02 Successor Corporation Substituted

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of a Proceeds Loan Obligor in a transaction that is subject to, and that complies with the provisions of, Section 5.01, the successor Person formed by such consolidation or into or with which such Proceeds Loan Obligor is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Initial Proceeds Loan Borrower”, the “Proceeds Loan Borrower” or the applicable “Proceeds Loan Guarantor” shall refer instead to the successor Person), and may exercise every right and power of the “Initial Proceeds Loan Borrower”, the “Proceeds Loan Borrower” or the applicable “Proceeds Loan Guarantor” under this Indenture with the same effect as if such successor Person had been named as the “Initial Proceeds Loan Borrower”, the “Proceeds Loan Borrower” or the applicable “Proceeds Loan Guarantor” herein; provided, however, that the predecessor the Proceeds Loan Obligor shall not be relieved from the obligation to pay the principal of and interest on the Proceeds Loan except in the case of a sale of all of such Proceeds Loan Obligor’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01.

Section 5.03 Assumption of the Proceeds Loan by the New Proceeds Loan Borrower on the Group Refinancing Effective Date

(a) At any time after the Issue Date, the Company may, at its sole option and in its sole discretion, elect to implement the Group Refinancing Transactions. The Company or the Issuer shall provide no less than 5 days’ notice to the Trustee that the Group Refinancing Transactions will occur and that the New Senior Debt Obligor (the “New Proceeds Loan Borrower”) will assume all of the obligations of the Initial Proceeds Loan Borrower under the Proceeds Loan, Proceeds Loan Agreement, Covenant Agreement and any New Senior Notes Proceeds Loan by way of assumption, assignment, novation or other transfer (such assumption referred to herein as the “Proceeds Loan Borrower Change”).

(b) The Proceeds Loan Borrower Change is subject to the following conditions:

(1) the Group Refinancing Transactions will occur substantially concurrently with the Proceeds Loan Borrower Change;

(2) the direct Parent of the New Proceeds Loan Borrower will either remain a Proceeds Loan Guarantor or shall provide a Guarantee following the Proceeds Loan Borrower Change and will, to the extent necessary, enter into any supplement, confirmation or other document to evidence such Guarantee;

(3) the Issuer, the New Proceeds Loan Borrower, any Proceeds Loan Guarantor and an agent appointed by the New Proceeds Loan Borrower) in its capacity as Security Agent for the Proceeds Loan and any further creditors who benefit from the New Senior Debt Obligor Share Pledge (as defined below) will execute an accession agreement, novation agreement, amendment, supplement or other similar agreement to the Proceeds Loan Agreement and the Covenant Agreement to effect the Proceeds Loan Borrower Change;

(4) on the Group Refinancing Effective Date, the Issuer, as lender under the Proceeds Loan Agreement will accede to the intercreditor agreement governing the relative rights of the Proceeds Loan and any other Indebtedness which is secured, or will be secured by, the New Senior Debt Obligor Share Pledge (in substantially the form attached Exhibit L, the “Holdco Intercreditor Agreement”);

(5) the New Senior Debt Obligor Share Pledge will procure that, within 60 Business Days of the Group Refinancing Effective Date, the obligations under the Proceeds Loan Agreement are secured by a pledge over the capital stock of the New Senior Debt Obligor (the “New Senior Debt Obligor Share Pledge”); provided, for the avoidance of doubt, that the execution and delivery of the New Senior Debt Obligor Share Pledge may occur following the consummation of the Group Refinancing Transactions (including the Proceeds Loan Borrower Change);

(6) the Proceeds Loan Assignment is reconfirmed to the extent required under English law; and

(7) both the New Proceeds Loan Borrower and its direct Parent satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended.

(c) Upon consummation of the Proceeds Loan Borrower Change:

(1) the New Proceeds Loan Borrower will succeed to, and be substituted for, and may exercise every right of the Initial Proceeds Loan Borrower under the Proceeds Loan Agreement and Covenant Agreement, and upon such substitution, the predecessor Initial Proceeds Loan Borrower will be released from its obligations under the Proceeds Loan, the Proceeds Loan Agreement and the Covenant Agreement;

(2) the Security Agent will (i) (to the extent it is not already party to the Proceeds Loan Agreement in such capacity and to the extent necessary to benefit from the security granted under the New Senior Debt Obligor Share Pledge) accede to the Proceeds Loan Agreement as Security Agent; (ii) at the direction of the New Senior Debt Obligor (which shall be provided within 60 Business Days of the Group Refinancing Effective Date), execute the New Senior Debt Obligor Share Pledge as Security Agent thereunder; and (iii) accede or otherwise enter into the Holdco Intercreditor Agreement as Security Agent under the Proceeds Loan Agreement;

(3) the terms and conditions of the Notes, including the covenants, will be automatically modified and Articles 1 through 13 (inclusive) of this Indenture will be replaced in their entirety by Articles 1 through 13 (inclusive) set forth in Exhibit I.

(d) By accepting a Note, each Holder will be deemed to have irrevocably:

(1) agreed to the Proceeds Loan Borrower Change as set forth above and irrevocably authorized and directed the Issuer, the Trustee and the Security Agent to take all necessary actions to effectuate the Proceeds Loan Borrower Change unless prohibited under this Indenture;

(2) agreed to and accepted the terms and conditions of each applicable Intercreditor Agreement, and on the Group Refinancing Effective Date, will be deemed to irrevocably agree to and accept the terms and conditions of the Holdco Intercreditor Agreement;

(3) be deemed to have irrevocably appointed the Security Agent to (A) perform the duties and exercise the rights, powers and discretions that are specifically given to it under the Proceeds Loan Agreement, the New Senior Debt Obligor Share Pledge, any applicable Intercreditor Agreement, or the Holdco Intercreditor Agreement (in each case, upon the execution thereof), together with any other incidental rights, power and discretions; and (B) execute the Proceeds Loan Agreement, the New Senior Debt Obligor Share Pledge, any applicable Intercreditor Agreement, the Holdco Intercreditor Agreement, waiver, modification, amendment, renewal or replacement thereto expressed to be executed by the Security Agent on its behalf.

Section 5.04 Assumption of Note Obligations by the Fold-In Issuer and Proceeds Loan Obligors

(a) At any time after the Issue Date, the Proceeds Loan Borrower may, at its sole option and in its sole discretion, instruct the Issuer upon no less than 5 days’ notice, and the Issuer shall provide no less than 5 days’ notice to the Trustee that the Fold-In Issuer will assume all of the obligations of the Issuer under the Notes and this Indenture and such assumption will be a deemed repayment in full and cancellation of the obligations of the Proceeds Loan Obligors under the Proceeds Loan (such assumption referred to herein as the “CWC Group Assumption”).

(b) The CWC Group Assumption is subject to the following conditions:

(1) each of the Proceeds Loan Guarantors (or their successors) that remain (the “Note Guarantors”) will, jointly and severally, irrevocably guarantee (each guarantee, a “Note Guarantee”), as primary obligor and not merely as surety, on a senior basis, the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, all payment obligations of the Fold-In Issuer under the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise;

(2) the Issuer, the Trustee, the Fold-In Issuer, and the Note Guarantors will execute a supplemental indenture, accession agreement or other similar agreement (in substantially the form attached as Exhibit F) (the “Accession Agreement”) and a Note accession as provided for in each Note to effect the CWC Group Assumption and the Note Guarantees;

(3) on the CWC Group Assumption Date, the Trustee, acting on behalf of the Holders of the Notes, will accede to the New Intercreditor Agreement (if in effect at such time); and

(4) the Fold-In Issuer and the Note Guarantors satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended.

(c) Upon consummation of the CWC Group Assumption:

(1) the Fold-In Issuer will succeed to, and be substituted for, and may exercise every right of the Issuer under this Indenture, and upon such substitution, the predecessor Issuer will be released from its obligations under this Indenture and the Notes;

(2) the Security Trustee will be released from its obligations under this Indenture, the Collateral Sharing Agreement and Additional Collateral Sharing Agreement, the Covenant Agreement, any other transaction documents to which it is party and the Notes; and

(3) the terms and conditions of the Notes, including the covenants, will be automatically modified and Articles 1 through 13 (inclusive) of this Indenture will be replaced in their entirety by Articles 1 through 13 (inclusive) set forth in Exhibit H.

(d) By accepting a Note, each Holder will be deemed to have irrevocably:

(1) agreed to the CWC Group Assumption as set forth in this Section 5.04 and irrevocably authorized and directed the Trustee to take all necessary actions to effectuate the CWC Group Assumption unless prohibited under this Indenture; and

(2) agreed and accepted the terms and conditions of the New Intercreditor Agreement.

ARTICLE 6.

DEFAULTS AND REMEDIES

Section 6.01 Events of Default

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, or otherwise;

(3) failure by the Issuer, any Affiliate Proceeds Loan Obligor or any other Proceeds Loan Obligor to comply for 60 days after notice specified in this Indenture with its other agreements contained in the Notes or this Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement; provided, however, that the Issuer, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor shall have 90 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with the obligations to file annual, quarterly and current reports, in accordance with Section 4.03 so long as the Issuer, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor is, as applicable, attempting to cure such failure as promptly as reasonably practicable;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries), other than Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A) is caused by a failure to pay principal of such Indebtedness at its Stated Maturity after giving effect to any applicable grace period provided in such Indebtedness (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(5) (A) a proceeding is commenced seeking a decree or order for (i) relief in respect of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, in an involuntary case under any applicable Bankruptcy Law, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) the winding up or liquidation of the affairs of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (other than, except in the case of the Issuer, a solvent winding up or liquidation in connection with a transfer of assets among the Company or any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries) and, in each case, such proceeding shall remain unstayed and in effect for a period of 30 consecutive days; or (B) other than, except in the case of the Issuer, in relation to a solvent winding up or liquidation in connection with a transfer of assets among the Company or any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (i) commences a voluntary case (including taking any action for the purpose of winding up) under any applicable Bankruptcy Law, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors, in each case of this Section 6.01 (a)(5), except as a result of, or in connection with, any Solvent Liquidation;

(6) failure by the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Guarantor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited Consolidated financial statements delivered to Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $75.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(7) any Proceeds Loan Guarantee of a Significant Subsidiary ceases to be in full force and effect (except in accordance with the terms of this Indenture) or is declared invalid or unenforceable in a judicial proceeding and such Default continues for 60 days after the notice specified in this Indenture;

(8) any Lien in the Note Collateral created under the Note Security Documents, (a) at any time, ceases to be in full force and effect in any material respect for any reason other than as a result of its release in accordance with this Indenture and the Note Security Documents, or (b) is declared invalid or unenforceable in a judicial proceeding and, in each case, and such Default continues for 60 days after the notice specified in this Indenture (the “collateral failure provision”);

In the event of the occurrence of any Default or Event of Default described in Section 6.01(a)(3) with respect to any covenant, agreement or undertaking in this Indenture or the Notes applicable to any Proceeds Loan Obligor, such Proceeds Loan Obligor will be deemed to be in default of its corresponding obligations under the Covenant Agreement.

(b) A default under clause (3), (7) or (8) of Section 6.01(a) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Issuer or the Company of the default and the Issuer or the Company do not cure such default within the time specified in such clause (3), (7) or (8) of Section 6.01(a) after receipt of such notice.

Section 6.02 Acceleration

If an Event of Default (other than an Event of Default described in Section 6.01(a)(5)) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(4) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(4) shall be remedied or cured by the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries or waived by the Holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest and Additional Amounts, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in Section 6.01(a)(5) above occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to non-payment of principal, premium, interest or Additional Amounts) and rescind any such acceleration with respect to the Notes and its consequences if (a) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (b) all existing Events of Default, other than the non-payment of the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and (c) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

Whenever payment under the Notes has been accelerated due to an Event of Default under this Indenture, the Issuer as lender under the Proceeds Loan shall, by immediate notice to the Proceeds Loan Borrower:

(1) declare that an event of default under the Proceeds Loan has occurred; and

(2) declare that all amounts outstanding under the Proceeds Loan are immediately due and payable.

If such acceleration of the Notes is annulled or rescinded, the Issuer shall rescind any acceleration of the Proceeds Loan by immediate notice to the Proceeds Loan Borrower.

Section 6.03 Other Remedies

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Prior to taking any action hereunder, the Trustee shall be entitled to indemnification or other security satisfactory to it in its sole discretion against all Losses, liabilities and expenses caused by taking or not taking such action.

Section 6.05 Control by Majority

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement or the New Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other Holder of Notes or that may involve the Trustee in personal liability.

Section 6.06 Limitation on Suits

A Holder may pursue a remedy with respect to this Indenture or the Notes only if:

(1) such Holder of Notes has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 50% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes.

Section 6.08 Collection Suit by Trustee

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities

Subject to the terms of the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, the Security Trustee and the Agents, and their agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expenses and liabilities incurred and indemnities owed to, and all advances made, by the Trustee, the Security Trustee and the Agents and the costs and expenses of collection;

Second: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7.

TRUSTEE

Section 7.01 Duties of Trustee

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy or mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.02 or Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) In no event shall the Trustee or any other entity of The Bank of New York Mellon Group be liable for any Losses arising to the Trustee or any other entity of The Bank of New York Mellon Group or any other Agent receiving or transmitting any data from the Issuer, any Authorized Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or e-mail.

Section 7.02 Rights of Trustee

(a) The Trustee and each agent acting on its instructions may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel will be full and complete protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall have no duty to inquire as to the performance of the covenants of the Company and/or the Restricted Subsidiaries in Article 4. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (2) any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including, its right to be indemnified are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch in each of its capacities hereunder, The Bank of New York Mellon, in each of its capacities hereunder and each agent, custodian and other person employed to act hereunder. Absent willful misconduct or negligence, each Paying Agent and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(k) The Trustee shall not be liable for any consequential loss (being loss of business, goodwill, opportunity or profit of any kind) of the Issuer, Successor Company, the Ultimate Parent or any Restricted Subsidiary.

(l) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney.

(m) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(n) The Trustee may request that the Issuer delivers an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(o) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Monetary Union or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(p) The Trustee is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Indenture or the Notes.

(q) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(r) The Trustee shall have the right to accept and act upon Instructions, including with respect to fund transfers given pursuant to this Indenture and delivered using Electronic Means. If the Issuer elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Issuer understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Person have been sent by such Authorized Person. The Issuer shall be responsible for ensuring that only Authorized Persons transmit such Instructions to the Trustee and that the Issuer and all Authorized Persons are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Issuer. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent Written Instruction not delivered by Electronic Means. The Issuer agrees: (1) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (2) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions by Electronic Means to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Issuer; (3) that the security procedures (if any) to be followed in connection with its transmission of Instructions by Electronic Means provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (4) use its reasonable commercial efforts to notify the Trustee upon learning of any compromise or unauthorized use of the security procedures.

Section 7.03 Individual Rights of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign as Trustee hereunder. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.04 Trustee’s Disclaimer

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee must give notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company, any Affiliate Proceeds Loan Obligor or the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company, any Affiliate Proceeds Loan Obligor or the Issuer, as applicable, also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Company, any Affiliate Proceeds Loan Obligor or the Issuer, as applicable, is taking or proposing to take in respect thereof.

Section 7.06 [Reserved]

Section 7.07 Compensation and Indemnity

(a) The Issuer will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Issuer will indemnify the Trustee, including its directors, officers, employees and agents, against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, any Supplemental Indenture, the Notes, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Notes Security Document or other transaction document to which the Trustee is party or in any other role performed by The Bank of New York Mellon Group under said documents, including the costs and expenses of enforcing this Indenture or any Security Documents against the Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith. The Trustee will notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer will not relieve the Issuer of its obligations hereunder. The Issuer will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Issuer will pay the reasonable fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Issuer under this Section 7.07 and any claim arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Issuer’s obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law, and the satisfaction and discharge of this Indenture

(d) To secure the Issuer’s payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(7) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any applicable Bankruptcy Law.

For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given, to the Trustee in Section 7.07, including its right to be indemnified, are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch, in each of its capacities hereunder, by The Bank of New York Mellon,, in each of its capacities hereunder, by the Security Trustee and by each agent, custodian and each Person employed by the Trustee to act hereunder.

Section 7.08 Replacement of Trustee

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (1) the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee; or (2) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office; provided that such appointment shall be reasonably satisfactory to the Issuer.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will deliver a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 will continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Agents; Resignation of Agents

Any Agent may resign and be discharged from its duties under this Indenture at any time by giving sixty (60) days’ prior written notice of such resignation to the Trustee and the Issuer. The Issuer may remove any Agent at any time by giving sixty (60) days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Issuer is unable to replace the resigning Agent within sixty (60) days after such notice, the Agent may, in its sole discretion, deliver any funds then held hereunder in its possession to the Trustee or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The properly incurred and documented costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s properly incurred and documented fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.07.

Section 7.11 Eligibility; Disqualification

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, the United Kingdom or a jurisdiction in the European Union that is authorized under such laws to exercise corporate trustee power and which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.12 Contractual Recognition of Bail-In Powers

Notwithstanding and to the exclusion of any other term of this Indenture or any other agreements, arrangements, or understanding between the parties to this Indenture, each counterparty to a BRRD Party under this Indenture acknowledges and accepts that a BRRD Liability arising under this Indenture may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(1) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(2) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(3) the cancellation of the BRRD Liability;

(4) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

Section 7.13 Tax Matters

(a) Information Covenants. Each of the Issuer and the Trustee (or the Security Trustee or any Agent) shall, within ten Business Days of a written request by the other party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Section 7.13 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 7.13, “Applicable Law” means applicable tax laws (inclusive of any current and future laws, rules, regulations, intergovernmental agreements and interpretations thereof promulgated by competent authorities) related to this Indenture in effect from time to time.

(b) Notice of Withholding or Deduction. If the Issuer is, in respect of any payment in respect of the Notes, compelled to withhold or deduct any amount for or on account of any Taxes as contemplated by Section 4.18 (Additional Amounts) or any undertaking given in addition to or in substitution for Section 4.18 (Additional Amounts) pursuant to this Indenture, the Issuer shall give notice to the Trustee as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Trustee such information as it, the Security Trustee or any Agent (including any Paying Agent) shall require to enable each of them to comply with the requirement.

(c) Entitlement to Withhold or Deduct. Notwithstanding any other provision of this Indenture, the Trustee, the Security Trustee or any Agent (including any Paying Agent) shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Taxes, if and only to the extent so required by Applicable Law or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee, the Security Trustee or any Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant regulatory or governmental authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant regulatory or governmental authority for such amount. In each case, the Trustee, the Security Trustee and each Agent shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such taxes, duties or charges.

ARTICLE 8.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge

(a) Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from its obligations with respect to all outstanding Notes, and the obligations of the Proceeds Loan Obligors will be deemed to have been discharged from their obligations under the Covenant Agreement, on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02(a), and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(2) the Issuer’s obligations with respect to such Notes under Article 2 and Section 4.02;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s obligations in connection therewith; and

(4) this Article 8.

(b) Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance

Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be released from its obligations under Sections 3.11, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.21, 4.24, and 4.25, clauses (3) and (4) of Section 5.01(b) and clauses (1) and (2)(B) of Section 5.01(c) with respect to the outstanding Notes, and the

Proceeds Loan Obligors with respect to their obligations under the Covenant Agreement, on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a), but, except as specified above, the remainder of this Indenture and such Notes will be unaffected thereby. In addition, upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(a)(3) (with respect to the Sections referenced in the first sentence of this Section 8.03 only), Section 6.01(a)(4), Section 6.01(a)(5) (only with respect to Significant Subsidiaries), Section 6.01(a)(6) and Section 6.01(a)(7) will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03:

(1) the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee (or an agent nominated by the Trustee for such purpose) U.S. dollars, U.S. dollar-denominated U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes to redemption or maturity, as the case may be;

(2) in the case of an election under Section 8.02, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that:

(A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel (subject to customary exceptions and exclusions) shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law;

(3) in the case of an election under Section 8.03, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer, any Affiliate Proceeds Loan Obligor or the Company is a party or by which the Issuer, any Affiliate Proceeds Loan Obligor or the Company is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of their respective Subsidiaries is a party or by which the Company, any Affiliate Proceeds Loan Obligor or any of its Subsidiaries is bound;

(6) the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or others; and

(7) the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions

(a) Subject to Section 8.06, all money, all U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in U.S. dollars or against the U.S. Government Obligations deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money, non-callable U.S. dollar-denominated U.S. Government Obligations held by it as provided in Section 8.04 which, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Issuer on its request or (if then held by the Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may (without an obligation to do so) at the expense of the Issuer cause to be published once, in a leading newspaper having general circulation in London, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement

If the Trustee or any Paying Agent is unable to apply any U.S. dollar or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9.

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders

(a) Subject to Section 9.06 and notwithstanding Section 9.02 of this Indenture, without the consent of any Holder, the Issuer, the Trustee and the Security Trustee (to the extent party thereto) may amend this Indenture, the Notes, the Proceeds Loan Guarantees, the Proceeds Loan Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency;

(2) provide for the assumption by a Successor Company of the obligations of the Issuer, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor under this Indenture, the Notes, the Proceeds Loan Guarantees, the Proceeds Loan Agreement, the Note Security Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement, as applicable;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the U.S. Internal Revenue Code of 1986 (as amended));

(4) add guarantees with respect to the Notes;

(5) secure the Notes (including, without limitation, to grant any security or supplemental security);

(6) add to the covenants of the Issuer, the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries for the benefit of the Holders or surrender any right or power conferred upon the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries under this Indenture or the Notes or the Note Security Documents or conferred upon a Proceeds Loan Obligor under the Proceeds Loan or the Covenant Agreement;

(7) make any change that does not adversely affect the rights of any Holder in any material respect;

(8) release (i) the Proceeds Loan Guarantees and (ii) any Lien created to secure the Notes, the Proceeds Loan and the Proceeds Loan Guarantees, in each case, as provided by the terms of this Indenture;

(9) provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(10) give effect to Permitted Liens;

(11) evidence and provide for the acceptance and appointment under this Indenture, the Proceeds Loan Agreement, the Note Security Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement and any Additional Intercreditor Agreement, and any security documents granted to secure the Notes or the Proceeds Loan, of a successor Trustee, Security Trustee, Security Agent and/or any other agent pursuant to the requirements thereof;

(12) to the extent necessary to grant a Lien for the benefit of any Person; provided that the granting of such Lien is permitted by this Indenture;

(13) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(14) to conform the text of this Indenture, the Notes, the Proceeds Loan, the Proceeds Loan Guarantees, and the Intercreditor Agreement to any provision of the “Description of the Notes (Pre-Group Refinancing Transactions)” section of the Offering Memorandum to the extent that such provision of the “Description of the Notes (Pre-Group Refinancing Transactions)” section of the Offering Memorandum was intended to be a verbatim recitation of this Indenture, the Notes, or the Intercreditor Agreement;

(15) comply with Section 5.01;

(16) provide for a reduction in the minimum denominations of the Notes; provided that such reduction would not result in a breach of applicable securities laws or in a requirement to produce a prospectus or otherwise register the Notes with any regulatory authority in connection with any investment therein or resale thereof;

(17) comply with the rules of any applicable securities depositary;

(18) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for, the Group Refinancing Transactions, the Proceeds Loan Borrower Change and the CWC Group Assumption (including, without limitation, amendments designed to correct any ambiguity, omission, defect, error or inconsistency, amendments of an administrative or technical nature, and amendments designed to take into account operational, tax, or technical factors that affect the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, in each case arising as a consequence of, or in connection with, the Group Refinancing Transactions, the Proceeds Loan Borrower Change and the CWC Group Assumption); or

(19) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for the Intercreditor Amendment and Restatement.

(b) In formulating its opinion on such matters, the Trustee and the Security Trustee shall be entitled to require and conclusively rely on such evidence as it deems appropriate, including an Opinion of Counsel and an Officer’s Certificate.

(c) The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. For so long as the Notes are listed on the International Stock Exchange and the guidelines of the International Stock Exchange so require, the Company or any Affiliate Proceeds Loan Obligor will notify the International Stock Exchange of any such amendment, supplement and waiver.

(d) Upon the request of the Issuer accompanied by a resolution of their respective Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee and the Security Trustee of the documents described in Section 7.02 and subject to Section 9.06, the Trustee and the Security Trustee will join with the Issuer in the execution of any amended or supplemental indenture or such other amended or supplemental agreement authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and the Security Trustee will not be obligated to enter into such amended or supplemental indenture or such other amended or supplemental agreement that adversely affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders

Subject to Section 9.06 and except as provided below in this Section 9.02, the Issuer and the Trustee and the Security Trustee (to the extent party thereto) may amend or supplement this Indenture (including, without limitation, Sections 3.10, 4.10 and 4.14), the Notes, the Proceeds Loan Agreement, the Note Security Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement and any Additional Intercreditor Agreement with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or a tender offer or exchange offer for, the Notes), and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes, the Proceeds Loan Agreement, the Note Security Documents, the

Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, or any Additional Intercreditor Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for the Notes).

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02, the Trustee will join with the Issuer in the execution of such amended or supplemental Indenture unless such amended or supplemental indenture directly adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

However, without the consent of the Holders of at least 90% of the aggregate principal amount of then outstanding Notes, an amendment, supplement or waiver under this Section 9.02 may not:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest or Additional Amounts on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (i) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed under Section 3.07 (other than the notice provisions) or (ii) reduce the premium payable upon repurchase of any Note or change the time at which any Note is to be repurchased pursuant to Section 3.11, Section 4.10 or Section 4.14, at any time after the obligation to repurchase has arisen;

(5) make any Note payable in money other than that stated in the Note (except to the extent the currency stated in the Note has been succeeded or replaced pursuant to applicable law);

(6) impair the right of any Holder to receive payment of, premium, if any, principal of or interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(7) make any change to this Section 9.02.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, no amendment or supplement may:

(A) release any Proceeds Loan Guarantor from any of its obligations under its Proceeds Loan Guarantee or modify any Proceeds Loan Guarantee, except, in each case, in accordance with the terms of this Indenture and the Intercreditor Agreement; or

(B) modify any Note Security Document or the provisions in this Indenture dealing with the Note Security Documents or application of trust moneys in any manner, taken as a whole, materially adverse to the Holders or otherwise release all or substantially all of the Note Collateral other than pursuant to the terms of the Note Security Documents, the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement, as applicable, or as otherwise permitted by this Indenture.

Section 9.03 [Reserved]

Section 9.04 Revocation and Effect of Consents

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Authenticating Agent shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee, Security Trustee to Sign Amendments, etc.

The Trustee and/or the Security Trustee, as applicable, will sign any amended or supplemental Indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amended or supplemental Indenture until the Board of Directors of the Issuer approves it. In executing any amended or supplemental Indenture, the Trustee will be entitled to receive and (subject to Section 7.01) will be fully protected in relying upon, in addition to the documents required by Section 14.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental Indenture or other document is authorized or permitted by or not in breach of this Indenture and that such amendment is the legal, valid and binding obligation of the Issuer enforceable against it in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Indenture.

ARTICLE 10.

GUARANTEES

Section 10.01 Releases.

The Proceeds Loan Borrower will not cause or permit, directly or indirectly, any Proceeds Loan Guarantee to be released, except that a Proceeds Loan Guarantee will be automatically and unconditionally released:

(1) upon the sale or other disposition of all or substantially all of the Capital Stock of the relevant Proceeds Loan Guarantor pursuant to an Enforcement Sale as provided for in the Intercreditor Agreement (including the Existing Intercreditor Agreement) or as otherwise provided for under the Intercreditor Agreement (including the Existing Intercreditor Agreement);

(2) in the case of a Subsidiary Proceeds Loan Guarantee, upon the sale or other disposition (including through merger or consolidation but other than pursuant to an Enforcement Sale) in compliance with this Indenture of the Capital Stock of the relevant Subsidiary Proceeds Loan Guarantor (whether directly or through the disposition of a parent thereof), following which such Subsidiary Proceeds Loan Guarantor is no longer a Restricted Subsidiary, an Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary (other than a sale or other disposition to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary);

(3) in the case of a Parent Proceeds Loan Guarantee, if such Parent Proceeds Loan Guarantor ceases to be a Parent of the Proceeds Loan Borrower;

(4) in the case of a Proceeds Loan Guarantor that is prohibited or restricted by applicable Law from guaranteeing the Proceeds Loan;

(5) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Articles 8 or 12, respectively;

(6) with respect to an Additional Proceeds Loan Guarantee given pursuant to Section 4.15, upon release of the guarantee that gave rise to the requirement to issue such Additional Proceeds Loan Guarantee so long as no Event of Default would arise as a result and no other Indebtedness that would give rise to an obligation to give an Additional Proceeds Loan Guarantee is at that time guaranteed by the relevant Proceeds Loan Guarantor;

(7) with respect to Subsidiary Proceeds Loan Guarantors only, upon the release or discharge of such Subsidiary Proceeds Loan Guarantor from its guarantee of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and the Subsidiary Proceeds Loan Guarantors under any Senior Unsecured Indebtedness (including by reason of the termination of the agreement, document or instrument governing such Senior Unsecured Indebtedness ) and/or the guarantee that resulted in the obligation of such Subsidiary Proceeds Loan Guarantor to guarantee the Proceeds Loan, if such Subsidiary Proceeds Loan Guarantor would not then otherwise be required to guarantee the Proceeds Loan pursuant to this Indenture (and treating any guarantees of such Subsidiary Proceeds Loan Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such guarantee;

(8) with respect to any Additional Parent Proceeds Loan Guarantors only, upon the release or discharge of such Additional Parent Proceeds Loan Guarantor from its guarantee of any Indebtedness of the Company and the Subsidiary Proceeds Loan Guarantors under any Senior Unsecured Indebtedness (including by reason of the termination of agreement, document or instrument governing such Senior Unsecured Indebtedness) and/or if such Additional Parent Proceeds Loan Guarantor would not then otherwise be required to guarantee the Proceeds Loan pursuant to this Indenture, except a discharge or release by or as a result of payment under such guarantee;

(9) in the case of a Subsidiary Proceeds Loan Guarantee, if the relevant Proceeds Loan Guarantor is designated as an Unrestricted Subsidiary in compliance with Section 4.07;

(10) as a result of a transaction permitted by, and in compliance with, Section 5.01;

(11) if such Proceeds Loan Guarantor is an Affiliate Subsidiary and such Affiliate Subsidiary becomes a Subsidiary of or is merged into or with the Company, any Affiliate Proceeds Loan Obligor, another Restricted Subsidiary of the Company or any Affiliate Proceeds Loan Obligor which is not an Affiliate Subsidiary, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Guarantor;

(12) as described under Article 9;

(13) upon the full and final payment and performance of all obligations of the Issuer under this Indenture and the Notes;

(14) as a result of, and in connection with, any Solvent Liquidation; or

(15) other than in the case of the Parent Proceeds Loan Guarantee of the direct Parent of the New Senior Debt Obligor and any remaining Affiliate Proceeds Loan Obligor (as defined below), upon the consummation of the Group Refinancing Transactions (including the Proceeds Loan Borrower Change) on the Group Refinancing Effective Date.

The Issuer shall take all necessary actions, including the granting of releases or waivers under the Intercreditor Agreement, to effectuate any release in accordance with the above provisions.

Section 10.02 Additional Parent Proceeds Loan Guarantees

(a) From time to time prior to the Group Refinancing Effective Date (if it occurs), a Parent may be designated as an additional Parent Proceeds Loan Guarantor of the Proceeds Loan (an “Additional Parent Proceeds Loan Guarantor”) by causing it to execute and deliver to the to the Issuer an accession agreement to the Proceeds Loan Agreement.

Section 10.03 Additional Subsidiary Proceeds Loan Guarantees

The Company or the Affiliate Proceeds Loan Obligor may from time to time, prior to the Group Refinancing Effective Date (if it occurs), designate a Restricted Subsidiary or an Affiliate as an additional guarantor of the Proceeds Loan (an “Additional Subsidiary Proceeds Loan Guarantor”, together with any Additional Parent Proceeds Loan Guarantor, an “Additional Proceeds Loan Guarantor”) by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement, pursuant to which such Restricted Subsidiary or Affiliate will become a Proceeds Loan Guarantor.

Section 10.04 Affiliate Proceeds Loan Obligor and Affiliate Subsidiaries

The Company may from time to time designate an Affiliate as an Affiliate Proceeds Loan obligor (each an “Affiliate Proceeds Loan Obligor”) by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement whereby such Affiliate Proceeds Loan Obligor will provide a Proceeds Loan Guarantee (the “Affiliate Proceeds Loan Obligor Guarantee”) and accede as an Affiliate Proceeds Loan Obligor (the “Affiliate Proceeds Loan Obligor Accession”), provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

The Company may designate an Affiliate as an Affiliate Subsidiary by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement whereby the Affiliate Subsidiary will provide a Proceeds Loan Guarantee (the “Affiliate Subsidiary Accession”); provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Section 10.05 Proceeds Loan Guarantee of Columbus International Inc.

Within 60 Business Days of the Columbus Refinancing Date, the Company shall procure that Columbus International Inc. guarantee all payment obligations of the Proceeds Loan Borrower under the Proceeds Loan, whether for payment of principal of or interest on or in respect of the Proceeds Loan, fees, expenses, indemnification or otherwise, by causing it to execute and deliver to the to the Issuer an accession agreement to the Proceeds Loan Agreement.

ARTICLE 11.

SECURITY

Section 11.01 Note Security Documents

The due and punctual payment of the principal of and premium, interest and Additional Amounts, if any, on the Notes when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest and Additional Amounts (to the extent permitted by law), if any, on the Notes, and performance of all other monetary obligations of the Issuer to the Holders or the Trustee under this Indenture or the Notes, according to the terms hereunder or thereunder, are secured as provided in the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement. Each Holder of Notes, by its acceptance thereof, consents and agrees to the terms of the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement as the same may be in effect or may be amended from time to time in accordance with their terms, and authorizes and directs the Trustee and the Security Trustee to enter into the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement and to perform their respective obligations and exercise their respective rights thereunder in accordance therewith. The Issuer will deliver to the Trustee copies of all documents delivered to the Security Trustee pursuant to the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement. The Issuer will take, upon request of the Trustee or the Security Trustee, any and all actions reasonably required to cause the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement to create and maintain, as security for the Obligations of the Issuer hereunder, a valid and enforceable perfected Lien in and on the relevant Note Collateral in favor of the Security Trustee.

Section 11.02 Release of the Note Collateral

The Issuer will not cause or permit, directly or indirectly, any Lien on the Note Collateral to be released, except that the Liens on the Note Collateral will be automatically and unconditionally released:

(1) upon the full and final payment and performance of all obligations of the Issuer under this Indenture and the Notes;

(2) to release and/or re-take a Lien on the Note Collateral to the extent otherwise permitted by the terms of this Indenture (including, without limitation, as may be permitted by Section 4.17);

(3) with the consent of Holders of at least seventy-five percent (75%) in aggregate principal amount of the outstanding Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes);

(4) following an Event of Default under this Indenture or a default under other Indebtedness secured by the Note Collateral, pursuant to an enforcement in accordance with the Collateral Sharing Agreement;

(5) upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes as provided in Articles 8 or 12, respectively;

(6) upon consummation of the CWC Group Assumption in accordance with Section 5.04; or

(7) in accordance with the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement.

Subject to the provisions of Section 7.01 and 7.02, upon certification by the Issuer, the Trustee and the Security Trustee shall take all necessary actions, including the granting of releases or waivers under the Collateral Sharing Agreement, or any Additional Collateral Sharing Agreement, to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications to the satisfaction of the Trustee and the Security Trustee. The Security Trustee and/or Trustee (as applicable) will agree to any release of the security interests created by the Note Security Documents that is in accordance with this Indenture, the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement without requiring any consent of the Holders.

Section 11.03 Limitations on the Collateral

(a) The Security Interest will be limited as necessary to recognize certain defenses generally available to providers of Security Interest (including those that relate to fraudulent conveyance or transfer, thin capitalization, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

Section 11.04 Authorization of Actions to Be Taken by the Security Trustee

Subject to the provisions of Section 7.01 and 7.02, the Security Trustee may, at the direction and for the benefit of the Trustee or the requisite Holders, take all actions it deems necessary or appropriate in order to:

(1) enforce any of the terms of the Note Security Documents;

(2) release any Lien created by any Note Security Document or Guarantees in accordance with the terms of this Indenture or the Intercreditor; and

(3) collect and receive any and all amounts payable in respect of the obligations of any Issuer or Guarantor hereunder.

The Security Trustee, at the direction and for the benefit of the Trustee or the requisite Holders, will have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Note Security Documents, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement or this Indenture, and such suits and proceedings as the Security Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders or of the Trustee).

Notwithstanding any other provision of this Indenture, neither the Trustee nor the Security Trustee has any responsibility for the validity, perfection, priority or enforceability of any Lien, Security Document or other security interest and shall have no obligation to take any action to procure or maintain such validity, perfection, priority or enforceability nor shall either the Trustee or the Security Trustee be responsible for the sufficiency, validity or adequacy of any security granted by the Security Documents..

Section 11.05 Authorization of Receipt of Funds by the Security Trustee Under the Note Security Documents

The Security Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Note Security Documents, and to make further distributions of such funds to the Trustee, for further distribution to the Holders according to the provisions of this Indenture, the Collateral Sharing Agreement and Additional Collateral Sharing Agreement and the Note Security Documents. All such payments to the Security Trustee, or upon its order, shall be valid and, to the extent of the same so paid, effective to satisfy and discharge the liability for moneys payable under the Notes, this Indenture and the Note Security Documents.

Section 11.06 Waiver of subrogation

Each Issuer and Grantor under the Note Security Documents agrees that it shall not exercise any right of subrogation in relation to the Holders in respect of any obligations secured pursuant to the Note Security Documents until payment in full of all obligations secured thereby.

Section 11.07 Termination of Security Interest

Upon the payment in full of all obligations of the Issuer under this Indenture and the Notes, or upon Legal Defeasance, the Trustee will, at the request of the Issuer, deliver a certificate to the Security Trustee stating that such obligations have been paid in full, and instruct the Security Trustee to release the Liens pursuant to this Indenture and the Note Security Documents.

ARTICLE 12.

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge

(a) This Indenture, the Note Security Documents, the Covenant Agreement, and, subject to Section 7.07, the rights, duties and obligations of the Trustee, the Security Trustee and the Holders under the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement or any Additional Intercreditor Agreement will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to a Paying Agent or Registrar for cancellation; or

(B) (i) all Notes that have not been delivered to a Paying Agent or Registrar for cancellation (a) have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or (b) will become due and payable within one year and (ii) the Issuer or a Proceeds Loan Obligor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash, Cash Equivalents, U.S. Government Obligations or a combination thereof, in each case, denominated in U.S. dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to a Paying Agent or Registrar for cancellation for principal, premium and Additional Amounts (if any) and accrued interest to the date of maturity or redemption;

(2) the Issuer has paid or caused to be paid all other amounts payable by it under this Indenture; and

(3) the Issuer or the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b) In addition, the Company must deliver to the Trustee and the Security Trustee an Officer’s Certificate and an Opinion of Counsel, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) In addition, if:

(1) part of the Notes (the “Called Notes”) have become irrevocably due and payable by reason of the mailing or delivery of an unconditional notice of redemption or otherwise;

(2) the Issuer or any Proceeds Loan Obligor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, with respect to the Called Notes, cash, Cash Equivalents, US Government Obligations or a combination thereof, in each case, denominated in dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Called Notes for principal, premium and Additional Amounts (if any) and accrued interest to the Redemption Date; and

(3) the Company or any Affiliate Proceeds Loan Obligor has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Called Notes on the Redemption Date,

then the Called Notes will not constitute Indebtedness under this Indenture, In addition, the Company must deliver to the Trustee and the Security Trustee an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to such Notes not constituting Indebtedness have been satisfied.

(d) Notwithstanding the satisfaction and discharge of this Indenture if money has been deposited with the Trustee pursuant to Section 12.01(a)(1)(B), the provisions of Sections 11.02 and 8.06 will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money

Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 12.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01; provided that if the Issuer has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 13.

LIMITED RECOURSE OBLIGATIONS

Section 13.01 Limited Recourse Obligations

(a) The obligations of the Issuer under this Indenture, the Notes and the Note Security Documents will be limited as set forth in this Indenture.

(b) All payments to be made by the Issuer under this Indenture (including any Additional Amounts), the Notes and the Note Security Documents to which it is a party will be made only from and to the extent of such sums received or recovered by or on behalf of the Issuer, the Trustee or the Security Trustee from the Note Collateral, including the Issuer’s rights under the Proceeds Loans, and none of the Trustee, the Security Trustee, the Paying Agent, the Registrar or the Holders of Notes will have any further recourse to the Issuer in respect thereof in the event that the amount due and payable by the Issuer under this Indenture, the Notes and the Note Security Documents exceeds the amounts so received or recovered under the Note Collateral or its other assets (the “Limited Recourse Restrictions”).

(c) The Trustee, the Security Trustee, the Paying Agent, the Registrar and the Holders of Notes each agree that neither they, nor any person acting on their behalf, will be entitled at any time to institute against the Issuer, or join any institution against the Issuer of any bankruptcy, reorganisation, arrangement, insolvency, examinership, winding-up or liquidation proceedings, proceedings for the appointment of a liquidator, examiner, administrator or other similar official or other proceedings under any applicable insolvency or similar law in connection with any obligations of the Issuer owed to any of the Trustee, the Security Trustee, the Paying Agent, the Registrar and the Holders of Notes under the Notes or this Indenture, save for lodging a claim in the liquidation of the Issuer which is initiated by another party or taking proceedings to obtain declaration or judgment as to the obligations of the Issuer in relation thereto (the “Non-Petition Restrictions”).

(d) Holders of Notes will not have a direct claim on the cash flow or assets of the Company, any Affiliate Proceeds Loan Obligor or any of their respective Subsidiaries, and none of the Company, any Affiliate Proceeds Loan Obligor or any of their respective Subsidiaries will have any obligation, contingent or otherwise, to pay amounts due under the Notes, or to make funds available to the Issuer for those payments, other than the obligations of the Proceeds Loan Obligors to make payments to the Issuer as the lender under the Proceeds Loan.

(e) Although the Holders of Notes will benefit from the Covenant Agreement, none of the Trustee, the Security Trustee or the Holders of Notes will be entitled to exercise any rights or remedies under the Covenant Agreement against any Proceeds Loan Obligor, other than the rights to instruct the Issuer to accelerate or otherwise enforce the Issuer’s rights under the Proceeds Loan or the Proceeds Loan Guarantees in accordance with the terms thereof and the Collateral Sharing Agreement.

(f) Nothing in this Section 13.01 will limit the ability of the Holders of the Notes or the Trustee to accelerate the Notes or exercise other remedies in accordance with Article 6.

ARTICLE 14.

MISCELLANEOUS

Section 14.01 Notices

(a) Any notice or communication by the Issuer or the Trustee to the others is duly given if in writing and delivered in Person or by first class mail (registered or certified, return receipt requested), facsimile transmission or overnight air courier guaranteeing next day delivery, to the others’ address:

If to the Issuer:

C&W Senior Financing Designated Activity Company

Attention: Directors

32 Molesworth Street

Dublin 2

Ireland

Telephone: +353 1 697 3200

Fax: +353 1 697 3300

Email: mfdublin@maplesfs.com

If to the Trustee:

The Bank of New York Mellon, London Branch

One Canada Square

London E14 5AL

United Kingdom

Fax: +44 (0) 207 964 2536

Attention: Trustee Admin Team

(b) The Issuer or the Trustee, by notice to the others, may designate additional or different addresses for subsequent notices or communications.

(c) All notices and communications addressed to the Issuer or the Trustee at the addresses set forth in this Section 14.01 (or such other address as may be designated hereunder) (other than those sent to Holders) will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt acknowledged, if transmitted by facsimile; and the next Business Day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

(d) All notices to the Holders (while any Notes are represented by one or more Global Notes) shall be delivered by or on behalf of the Issuer to DTC for communication to entitled account Holders.

(e) So long as any Notes are listed on the International Stock Exchange and permission has been granted to deal in the Notes on the Official List of The International Stock Exchange and the rules of the International Stock Exchange so require, any such notice to the Holders of the relevant Notes by the Issuer shall also be published in a newspaper having a general circulation in the Channel Islands or, to the extent and in the manner permitted by such rules, posted on the official website of the International Stock Exchange and, in connection with any redemption, the Company or the Issuer will notify the International Stock Exchange of any change in the principal amount of Notes outstanding. In addition, for so long as any Notes are represented by Global Notes, all notices to Holders of the Notes will be delivered by or on behalf of the Issuer to DTC. Additionally, in the event the Notes are in the form of Definitive Registered Notes, notices will be sent, by first-class mail, with a copy to the Trustee, to each Holder at such Holder’s address as it appears on the registration books of the Registrar. If publication as provided above is not practicable, notice will be given in such other manner, and shall be deemed to have been given on such date, as the Trustee may approve. If and so long as such Notes are listed on any other securities exchange, notices will also be given in accordance with any applicable requirements of such securities exchange.

(f) Notices given by publication will be deemed given on the first date on which publication is made, notice to Holders of Global Notes will be deemed given on the date such notice is given to the Depositary and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing. Failure to deliver a notice or communication to a Holder or any defect in it will not affect its sufficiency with respect to other Holders.

(g) If a notice or communication is mailed or otherwise delivered in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

(h) If the Issuer mails or otherwise delivers a notice or communication to Holders, it will mail or otherwise deliver a copy to the Trustee and each Agent at the same time

(i) Any notices provided by the Issuer to the Trustee or Agents shall be in English or accompanied by a certified and in the event of a conflict between the notice and such translation, the translation shall prevail.

Section 14.02 Communication by Holders with Other Holders

Holders may communicate pursuant to TIA § 312(b) as if this Indenture were required to be qualified under the TIA with other Holders with respect to their rights under this Indenture or the Notes. The Issuer, the Trustee, the Registrar and anyone else shall have the protection of TIA § 312(c) as if this Indenture were required to be qualified under the TIA.

Section 14.03 Certificate and Opinion as to Conditions Precedent

Upon any request or application by the Issuer to the Trustee or Security Trustee, as applicable, to take any action under this Indenture, the Issuer shall furnish to the Trustee:

(1) an Officer’s Certificate in form and substance reasonably satisfactory to the Trustee or the Security Trustee, as applicable, (which must include the statements set forth in Section 14.04) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been satisfied; and

(2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee or the Security Trustee, as applicable, (which must include the statements set forth in Section 14.04) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been satisfied.

Section 14.04 Statements Required in Certificate or Opinion

Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture must include:

(1) a statement that the Person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

Section 14.05 Rules by Trustee and Agents

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 14.06 No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member or stockholder of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any of their respective parent companies or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer, the Company or any Proceeds Loan Obligor under the Notes, this Indenture, the Note Security Documents, the New Senior Debt Obligor Share Pledge, the

Proceeds Loan Collateral Documents, the Covenant Agreement, the Proceeds Loan Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Section 14.07 Currency Indemnity

The sole currency of account and payment for all sums payable by the Issuer with respect to this Indenture or the Notes under this Indenture is dollars. Any amount received or recovered in a currency other than dollars (whether as a result of, or the enforcement of, a judgment or order of a court of any jurisdiction, in the winding-up or dissolution of the Company, any Subsidiary or otherwise) by the Trustee, Security Trustee or any other person in respect of any sum expressed to be due to it from the Issuer will constitute a discharge of the Issuer only to the extent of the dollar amount, which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not possible to make that purchase on that date, on the first date on which it is possible to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under this Indenture or any Note, the Issuer will indemnify the recipient against any loss sustained by it as a result. In any event the Issuer will indemnify the recipient against the cost of making any such purchase.

For the purposes of this indemnity, it will be sufficient for the Holder, the Trustee or the Security Trustee to certify that it would have suffered a loss had an actual purchase of dollars been made with the amount so received in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable). These indemnities constitute a separate and independent obligation from the other obligations of the Issuer, will give rise to a separate and independent cause of action, will apply irrespective of any waiver granted by any Holder, the Trustee, Security Trustee or any other person and will continue in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under this Indenture or any Note or any other judgment or order.

Section 14.08 Governing Law

THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS INDENTURE AND THE NOTES.

Section 14.09 Submission to Jurisdiction; Appointment of Agent for Service

To the fullest extent permitted by applicable law, each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of and venue in any federal or state court in the Borough of Manhattan in the City of New York, County and State of New York, United States of America, in any suit or proceeding based on or arising out of or under or in connection with this Indenture and the Notes and irrevocably agrees that all claims in respect of such suit or proceeding may be determined in any such court. The Issuer and each Guarantor, to the fullest extent permitted by applicable law, irrevocably and fully waives the defense of an inconvenient forum to the maintenance of such suit or proceeding, and irrevocably and fully waives any right to trial by jury, and the Issuer hereby irrevocably designates and appoints Coral-US Co-Borrower LLC (the “Registered Agent”) (whose registered office as of the date hereof is Coral-US Co-Borrower LLC, 1550 Wewatta Street, Suite 1000, Denver, Colorado, 80202, United States , USA), as its registered agent upon whom process may be served in any such suit or proceeding. The Issuer represents that it has notified the Registered Agent of such designation and appointment and that the

Registered Agent has accepted the same in writing. The Issuer further agrees that service of process upon its Registered Agent and written notice of said service to the Issuer mailed by first class mail or delivered to its Registered Agent shall be deemed in every respect effective service of process upon the Issuer in any such suit or proceeding. Nothing herein shall affect the right of any person to serve process in any other manner permitted by law. The Issuer agrees that a final action in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other lawful manner.

The Issuer hereby irrevocably waives, to the extent permitted by law, any immunity to jurisdiction to which it may otherwise be entitled (including, without limitation, immunity to pre-judgment attachment, post-judgment attachment and execution) in any legal suit, action or proceeding against it arising out of or based on this Indenture, the Notes or the transactions contemplated hereby.

The provisions of this Section 14.09 are intended to be effective upon the execution of this Indenture and the Notes without any further action by the Issuer or the Trustee and the introduction of a true copy of this Indenture into evidence shall be conclusive and final evidence as to such matters.

Section 14.10 No Adverse Interpretation of Other Agreements

This Indenture may not be used to interpret any other indenture, loan or debt agreement of the Issuer or its Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 14.11 Successors

All agreements of the Issuer in this Indenture and the Notes will bind its successors. All agreements of the Trustee in this Indenture will bind its successors.

Section 14.12 Severability

In case any provision in this Indenture or in the Notes is invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions will not in any way be affected or impaired thereby.

Section 14.13 Counterpart Originals

The parties may sign any number of copies of this Indenture. Each signed copy will be an original, but all of them together represent the same agreement.

Section 14.14 Table of Contents, Headings, etc.

The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and will in no way modify or restrict any of the terms or provisions hereof.

Section 14.15 Prescription

Claims against the Issuer for the payment of principal or Additional Amounts, if any, on the Notes will be prescribed ten years after the applicable due date for payment thereof. Claims against the Issuer for the payment of interest on the Notes will be prescribed five years after the applicable due date for payment of interest.

Section 14.16 USA PATRIOT Act

The parties hereto acknowledge that in order to help the United States government fight the funding of terrorism and money laundering activities, pursuant to Federal regulations that became effective on October 1, 2003, Section 326 of the USA PATRIOT Act requires all financial institutions to obtain, verify, record and update information that identifies each person establishing a relationship or opening an account. The parties to this Indenture agree that they will provide The Bank of New York Mellon, London Branch such information as it may request, from time to time, in order for The Bank of New York Mellon and its subsidiaries to satisfy the requirements of the USA PATRIOT Act, including but not limited to the name, address, tax identification number and other information that will allow it to identify the individual or entity who is establishing the relationship or opening the account and may also ask for formation documents such as articles of incorporation or other identifying documents to be provided.

[Signatures on following page]

Dated as of
C&W Senior Financing Designated Activity Company, as Issuer

By:
Name:
Title:

(Signature page to Indenture)

The Bank of New York Mellon, London Branch, as Trustee and Principal Paying Agent

By:
Name:
Title:

The Bank of New York Mellon as Paying Agent, Transfer Agent and Notes Registrar in New York

By:
Name:
Title:

The Bank of New York Mellon, London Branch, as Security Trustee

By:
Name:
Title:

(Signature page to Indenture)

EXHIBIT A

EXHIBIT A

FORM OF GLOBAL NOTE

[Face of Global Note]

C&W Senior Financing Designated Activity Company

6.875% Senior Notes due 2027

No. [ ]	[CUSIP: [for Reg S G3165U AA9] [for 144A 12674T AA4] ISIN: [for Reg S USG3165UAA90] [for 144A US12674TAA43] [$] Issue Date:

C&W Senior Financing Designated Activity Company, a designated activity company limited by shares incorporated under the laws of Ireland, having its registered office at 32 Molesworth Street, Dublin 2, Ireland, registered with the Irish Companies Register Office under number 608974, for value received, promise to pay to Cede & Co., or registered assigns, upon surrender hereof, the principal sum as set forth on Schedule A attached hereto on September 15, 2027 (with such adjustments as are listed in such schedule).

Capitalized terms used herein shall have the same meanings assigned to them in the Indenture referred to below unless otherwise indicated.

Interest Payment Dates: January 15 and July 15.

Regular Record Date: One Clearing System Business Day immediately preceding the related Interest Payment Date.

Upon the consummation of the CWC Group Assumption, C&W Senior Financing Designated Activity Company, the Fold-In Issuer and the Trustee will execute and deliver an accession agreement (a “Note Accession Agreement”) in form and substance substantially similar to Schedule B hereto and a supplemental indenture an accession agreement or similar agreement substantially in the form of Exhibit F to the Indenture (as defined herein) pursuant to which (i) the Fold-In Issuer will accede to this Note and assume all obligations of C&W Senior Financing Designated Activity Company as Issuer under this Note and (ii) C&W Senior Financing Designated Activity Company will be released from its obligations under this Note.

Additional provisions of this Note are set forth on the other side of this Note.

(Signature pages to follow)

A-1

IN WITNESS WHEREOF, C&W Senior Financing Designated Activity Company has caused this Note to be signed manually by its duly authorized officer.

Dated:
C&W Senior Financing Designated Activity Company AS ISSUER

By:
Name:
Title:

(Signature page to Global Note)

Certificate of Authentication
This is one of the Notes referred to in the within-mentioned Indenture:

The Bank of New York Mellon, London Branch, as Trustee

By:
Authorized Signatory

(Signature page to Authentication of Global Note)

EXHIBIT A

6.875% SENIOR NOTES DUE 2027

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE; (II) THE TRUSTEE OR TRANSFER AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE; AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO.. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT

A-4

EXHIBIT A

TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)), BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES

A-5

EXHIBIT A

HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50 MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED.

A-6

EXHIBIT A

[Back of Global Note]

The term “Issuer” means (i) prior to the date a Note Accession Agreement is delivered in accordance with paragraph (E) below, C&W Senior Financing Designated Activity Company and any and all successors thereto and (ii) following the date a Note Accession Agreement is delivered in accordance with paragraph (E) below, the Fold-In Issuer and any and all successors thereto. Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(A) INTEREST. The Issuer promises to pay interest on the principal amount of this Note at 6.875% per annum from the date of issuance until maturity and shall pay the Additional Amounts payable pursuant to Section 4.18 of the Indenture referred to below. The Issuer will pay interest and Additional Amounts, if any, semi-annually in arrears on January 15 and July 15 of each year or, if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”); provided that the Holders will not be entitled to any further interest or other payment as a result of any such delay. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be January 15, 2018. The Issuer shall pay interest (including post-petition interest in any proceeding under any bankruptcy, insolvency, reorganization or other similar law) on overdue principal and premium, if any, at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any bankruptcy, insolvency, reorganization or other similar law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace periods) at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

(B) METHOD OF PAYMENT. The Issuer will pay cash interest on the Notes (except defaulted interest) and Additional Amounts to the Persons who are registered Holders at the close of business on Clearing System Business Day immediately preceding the Interest Payment Date, even if such Notes are cancelled after such Regular Record Date and on or before such Interest Payment Date, except as provided in Section 2.13 of the Indenture with respect to defaulted interest. Payment of principal, premium and Additional Amounts, if any, and interest on the Notes will be made to DTC or Cede & Co. as the registered Holder of the Global Notes, by wire transfer of immediately available funds. The rights of Holders of Notes to receive the payments of principal, premium, if any, interest, and Additional Amounts, if any, on Global Notes are subject to the Applicable Procedures. Such payments shall be in U.S. dollars.

(C) PAYING AGENT AND REGISTRAR. Initially, The Bank of New York Mellon, London Branch will act as Principal Paying Agent. Initially, The Bank of New York Mellon will act as Paying Agent, Transfer Agent and Notes Registrar in New York. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer may act as Registrar or Paying Agent.

(D) INDENTURE. The Issuer issued the Notes under an Indenture, dated as of August 16, 2017 (the “Indenture”), among, inter alios, the Issuer and the Trustee named therein. The terms of the Notes include those stated in the Indenture and the Notes are subject to all such terms of the Indenture. Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

A-7

EXHIBIT A

(E) NOTE ACCESSION AGREEMENT. The Trustee will sign any Note Accession Agreement authorized pursuant to this Note. In executing a Note Accession Agreement, the Trustee will be entitled to receive and will be fully protected in relying upon, in addition to the documents required by Section 14.03 of the Indenture, an Officer’s Certificate and Opinion of Counsel stating that the execution of such Note Accession Agreement is authorized or permitted by or not in breach of this Note or the Indenture and that such Note Accession Agreement is the legal, valid and binding obligation of each of C&W Senior Financing Designated Activity Company and the Fold-In Issuer enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Note and the Indenture. Upon the effectiveness of such Note Accession Agreement, C&W Senior Financing Designated Activity Company shall be fully released from all of its obligations under the Notes and the Indenture.

(F) INTERCREDITOR AGREEMENTS AND NOTE SECURITY DOCUMENT. .Each Holder of the Notes, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, the Note Security Documents and the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, as the same may be amended from time to time, and acknowledges that the claims of Holders are subject to the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable. Each Holder, by accepting a Note, authorizes and requests the Trustee and the Security Trustee to, on such Holder’s behalf, (a) make all undertakings, representations, offers and agreements of the Trustee and the Security Trustee, as the case may be, set forth in the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and, to the extent applicable, the Note Security Documents and (b) take all actions called for to be taken by the Security Trustee in the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and the Note Security Documents. Each Holder, by accepting a Note, authorizes and requests the Security Trustee to (a) execute the Note Security Documents, (b) make all undertakings, representations, offers and agreements of the Security Trustee in the Note Security Documents and (c) take all actions called for to be taken by the Security Trustee in the Note Security Documents.

(G) ADDITIONAL AMOUNTS. The Issuer will pay to the Holders any Additional Amounts as may become payable under Section 4.18 of the Indenture.

(H) REDEMPTION AND REPURCHASE; DISCHARGE PRIOR TO REDEMPTION OR MATURITY.

(a)	This Note is subject to optional redemption, and may be the subject of a Change of Control Offer or an Asset Disposition Offer, as further described in the Indenture. There is no sinking fund or mandatory redemption applicable to this Note.

(b)	If the Issuer deposits with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes to redemption or maturity, the Issuer may in certain circumstances be discharged from the Indenture and the Notes or may be discharged from certain of their obligations under certain provisions of the Indenture.

A-8

EXHIBIT A

(I) DENOMINATIONS, TRANSFER, EXCHANGE. The Global Notes are in global registered form without coupons attached and in minimum denominations of $200,000 and integral multiples of $1,000 above $200,000. The Global Notes will represent the aggregate principal amount of all the Notes issued and not yet cancelled other than Definitive Registered Notes. The transfer of Notes will be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements, transfer documents and opinions, and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to authenticate, register the transfer of or exchange any Note or certain portions of a Note.

(J) PERSONS DEEMED OWNERS. The registered Holder of a Note will be treated as its owner for all purposes.

(K) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture, the Notes, the Proceeds Loan Guarantees, the Proceeds Loan Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable, may be amended, or default may be waived, with the consent of the Holders of a majority in principal amount of the outstanding Notes. Without notice to or consent of any Holder, the Issuer, the Company and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency.

(L) DEFAULTS AND REMEDIES. Except as set forth in Section 6.02 of the Indenture, if an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due or payable. If a bankruptcy or insolvency default with respect to the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any other Proceeds Loan Obligor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03 of the Indenture), would constitute a Significant Subsidiary occurs and is continuing, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of remedies with respect to the Note Security Documents.

(M) TRUSTEE DEALINGS WITH ISSUER. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer, or their Affiliates, and may otherwise deal with the Issuer, or its Affiliates, as if it were not the Trustee.

(N) NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator, member or stockholder of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any of their respective parent companies or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer, the Company or any Proceeds Loan Obligor under this Notes, the Indenture, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Proceeds Loan Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

A-9

EXHIBIT A

(O) AUTHENTICATION. This Note shall not be valid until authenticated by the manual signature of the Trustee or another Authenticating Agent.

(P) GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THIS NOTE.

(Q) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(R) CUSIP, ISIN NUMBERS AND COMMON CODES. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices as a convenience to Holders. The Issuer has caused ISIN numbers to be printed on the Notes and the Trustee may use such ISIN numbers in notices as a convenience to Holders. The Issuer has caused Common Codes to be printed on the Notes and the Trustee may use such Common Codes in notices as a convenience to Holders. No representation is made as to the accuracy of any such numbers either as printed on the Notes or as contained in any notice and reliance may be placed only on the other identification numbers placed thereon. The Issuer will promptly notify the Trustee and each Agent of any change in the CUSIP, ISIN and/or Common Code number.

(S) COPY OF INDENTURE AND OTHER AGREEMENTS. The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture, the Notes, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Proceeds Loan Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable. Requests may be made to the Issuer, c/o C&W Senior Financing Designated Activity Company, 32 Molesworth Street, Dublin 2, Ireland, Attn: Directors, Fax: +353 1 697 3300.

A-10

EXHIBIT A

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint ___________________________________________________________ to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____________________

Your Signature: ____________________

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: _________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-11

EXHIBIT A

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐     Section 4.10                                                      ☐     Section 4.14

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$_______________

Date: _____________________

Your Signature: _____________________
(Sign exactly as your name appears on the face of this Note)

Tax Identification No.: _____________________

Signature Guarantee*: _________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

A-12

EXHIBIT A

SCHEDULE A

EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The initial principal amount of this Global Note is $_______________. The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Registered Note, or exchanges of a part of another Global Note or Definitive Registered Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Transfer Agent

A-13

EXHIBIT A

SCHEDULE B

FORM OF NOTE ACCESSION AGREEMENT TO GLOBAL NOTE

This ACCESSION AGREEMENT (this “Agreement”), dated as of ___________, is made by C&W Senior Financing Designated Activity Company a designated activity compay limited by shares, incorporated under the laws of Ireland, having its registered office at 32 Molesworth Street, Dublin 2, Ireland, registered with the Companies Registration Office of Ireland under number 608974 (the “Issuer”), ___________ (the “Fold-In Issuer”) and The Bank of New York Mellon, London Branch, as the Trustee (“Trustee”), under the Global Notes referred to below.

WHEREAS, the Issuer has heretofore executed and delivered one or more global notes (each a “Global Note”), dated as of , in aggregate principal amount of $ of its 6.875% Senior Notes due 2027, pursuant to the terms of the Indenture dated as of August 16, 2017 among the Issuer and the Trustee, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”).

WHEREAS, the Indenture provides that under certain circumstances the Fold-In Issuer shall execute and deliver to the Trustee this Agreement pursuant to which the Fold-In Issuer shall accede to the Global Notes, as Fold-In Issuer, and assume all of the obligations of Issuer under each such Global Note and the Indenture.

WHEREAS, [the Group Refinancing Effective Date has not taken place and will not take place]/[the Proceeds Loan Borrower Change took place on [     ].]

WHEREAS, each Global Note provides that upon the execution and delivery of this Agreement, the Issuer shall be released from its obligations under such Global Note and the Indenture.

WHEREAS, pursuant to Article 5 of the Indenture and Clause (E) of each Global Note, the Trustee is authorized to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Fold-In Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Indenture.

2. AGREEMENT TO ACCEDE. The Fold-In Issuer hereby agrees to accede, as Issuer, to the Global Notes on the terms and conditions set forth in this Agreement and the Global Notes. In particular connection with such succession, the Fold-In Issuer agrees (a) to be bound by all of the covenants, stipulations, promises and agreements set forth in the Global Notes and (b) to perform in accordance with its terms all of the obligations which by the terms of the Global Notes are required to be performed by the Issuer. Upon execution and delivery of this Agreement and a supplemental indenture, an accession agreement or similar agreement substantially in the form of Exhibit F to the Indenture by the parties thereto, C&W Senior Financing Designated Activity Company will be fully released from all of its obligations under this Global Note and the Indenture.

3. GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS AGREEMENT.

A-14

EXHIBIT A

4. COUNTERPARTS. The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement.

5. EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction hereof.

6. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity of sufficiency of this Agreement or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer or the Fold-In Issuer.

7. RATIFICATION OF GLOBAL NOTES AND THE INDENTURE; ACCESSION AGREEMENT PART OF GLOBAL NOTE AND THE INDENTURE. Except as expressly amended hereby, each Global Note and the Indenture are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Agreement shall form a part of the Global Notes and the Indenture for all purposes.

8. SUCCESSORS. All covenants and agreements in this Agreement by the parties hereto shall bind their successors.

(Signature page to follow)

A-15

EXHIBIT A

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and attested, as of the date first above written.

C&W SENIOR FINANCING DESIGNATED ACTIVITY COMPANY

By:
Name:
Title:

as the Fold-Issuer

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, LONDON BRANCH as Trustee

By:
Name:
Title:

EXHIBIT B

EXHIBIT B

FORM OF DEFINITIVE REGISTERED NOTE

[Face of Definitive Registered Note]

6.875% Senior Notes due 2027

No. __	$	_______________

C&W Senior Financing Designated Activity Company

32 Molesworth Street

Dublin 2

Ireland

C&W Senior Financing Designated Activity Company, a designated activity company limited by shares, incorporated under the laws of Ireland, having its registered office at 32 Molesworth Street, Dublin 2, Ireland,, registered with the Companies Registration Office of Ireland under number 608974, for value received, promise to pay to Cede & Co., or registered assigns, upon surrender hereof, the principal sum as set forth on Schedule A attached hereto on January 15, 2027 (with such adjustments as are listed in such schedule).

Capitalized terms used herein shall have the same meanings assigned to them in the Indenture referred to below unless otherwise indicated.

Interest Payment Dates: January 15 and July 15.

Regular Record Date: January 1 and July 1 immediately preceding the related Interest Payment Date.

Upon the consummation of the CWC Group Assumption, C&W Senior Financing Designated Activity Company, the Fold-In Issuer and the Trustee will execute and deliver an accession agreement (a “Note Accession Agreement”) in form and substance substantially similar to Schedule B hereto and a supplemental indenture, an accession agreement or similar agreement substantially in the form of Exhibit F to the Indenture (as defined herein) pursuant to which (i) the Fold-In Issuer will accede to this Note and assume all obligations of C&W Senior Financing Designated Activity Company as Issuer under this Note and (ii) C&W Senior Financing Designated Activity Company will be released from its obligations under this Note.

Additional provisions of this Note are set forth on the other side of this Note.

(Signature pages to follow)

B-1

EXHIBIT B

IN WITNESS WHEREOF, C&W Senior Financing Designated Activity Company has caused this Note to be signed manually by its duly authorized officer.

Dated:

C&W SENIOR FINANCING DESIGNATED ACTIVITY COMPANY

AS ISSUER

By:
Name:
Title:

By

(Signature page to Definitive Registered Note)

Certificate of Authentication

This is one of the Notes referred to in the within-mentioned Indenture:

THE BANK OF NEW YORK MELLON, LONDON BRANCH, as Trustee

By:
Authorized Signatory

EXHIBIT B

6.875% SENIOR NOTES DUE 2027

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL

B-4

EXHIBIT B

REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)), BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50 MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED.

B-5

EXHIBIT B

[Back of Definitive Registered Note]

The term “Issuer” means (i) prior to the date a Note Accession Agreement is delivered in accordance with paragraph (E) below, C&W Senior Financing Designated Activity Company and any and all successors thereto and (ii) following the date a Note Accession Agreement is delivered in accordance with paragraph (E) below, the Fold-In Issuer and any and all successor thereto. Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(A) INTEREST. The Issuer promises to pay interest on the principal amount of this Note at 6.875% per annum from the date of issuance until maturity and shall pay the Additional Amounts payable pursuant to Section 4.18 of the Indenture referred to below. The Issuer will pay interest and Additional Amounts, if any, semi-annually in arrears on January 15 and July 15 of each year or, if any such day is not a Business Day, on the next succeeding Business Day (each, an “Interest Payment Date”); provided that the Holders will not be entitled to any further interest or other payment as a result of any such delay. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a Regular Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be January 15, 2018. The Issuer shall pay interest (including post-petition interest in any proceeding under any bankruptcy, insolvency, reorganization or other similar law) on overdue principal and premium, if any, at a rate that is 1% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any bankruptcy, insolvency, reorganization or other similar law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace periods) at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

(B) METHOD OF PAYMENT. The Issuer will pay cash interest on the Notes (except defaulted interest) and Additional Amounts to the Persons who are registered Holders at the close of business on the January 1 and July 1 immediately preceding the Interest Payment Date, even if such Notes are cancelled after such Regular Record Date and on or before such Interest Payment Date, except as provided in Section 2.13 of the Indenture with respect to defaulted interest. Principal, premium, if any, interest, and Additional Amounts, if any, on the Definitive Registered Notes will be payable at the office of the Principal Paying Agent in London, except that, at the option of the Issuer, payment of interest may be made by check mailed to the address of the holders of Definitive Registered Notes as such address appears in the Register of Holders of Definitive Registered Notes. Such payments shall be in U.S. dollars. Holders must surrender their Definitive Registered Notes to a Paying Agent to collect principal and/or premium payments.

(C) PAYING AGENT AND REGISTRAR. Initially, The Bank of New York Mellon, London Branch will act as Principal Paying Agent. Initially, The Bank of New York Mellon will act as Paying Agent, Transfer Agent and Notes Registrar in New York. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer may act as Registrar or Paying Agent.

(D) INDENTURE. The Issuer issued the Notes under an Indenture, dated as of August 16, 2017 (the “Indenture”), among, inter alios, the Issuer and the Trustee named therein. The terms of the Notes include those stated in the Indenture and the Notes are subject to all such terms of the Indenture. Holders are referred to the Indenture for a statement of such terms. To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

B-6

EXHIBIT B

(E) NOTE ACCESSION AGREEMENT. The Trustee will sign any Note Accession Agreement authorized pursuant to this Note. In executing a Note Accession Agreement, the Trustee will be entitled to receive and will be fully protected in relying upon, in addition to the documents required by Section 14.03 of the Indenture, an Officer’s Certificate and Opinion of Counsel stating that the execution of such Note Accession Agreement is authorized or permitted by or not in breach of this Note or the Indenture and that such Note Accession Agreement is the legal, valid and binding obligation of each of C&W Senior Financing Designated Activity Company and the Fold-In Issuer enforceable against them in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Note and the Indenture. Upon the effectiveness of the Note Accession Agreement, C&W Senior Financing Designated Activity Company shall be fully released from all of its obligations under the Notes and the Indenture.

(F) INTERCREDITOR AGREEMENTS AND NOTE SECURITY DOCUMENTS. Each Holder of the Notes, by accepting a Note, agrees to be bound by all of the terms and provisions of the Indenture, the Note Security Documents and the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, as the same may be amended from time to time, and acknowledges that the claims of Holders are subject to the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable. Each Holder, by accepting a Note, authorizes and requests the Trustee and the Security Trustee to, on such Holder’s behalf, (a) make all undertakings, representations, offers and agreements of the Trustee and the Security Trustee set forth in the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and, to the extent applicable, the Note Security Documents and (b) take all actions called for to be taken by the Security Trustee in the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, the Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and the Note Security Documents. Each Holder, by accepting a Note, authorizes and requests the Security Trustee to (a) execute the Note Security Documents, (b) make all undertakings, representations, offers and agreements of the Security Trustee in the Note Security Documents and (c) take all actions called for to be taken by the Security Trustee in the Note Security Documents.

(G) ADDITIONAL AMOUNTS. The Issuer will pay to the Holders any Additional Amounts as may become payable under Section 4.18 of the Indenture.

(H) NOTE REDEMPTION AND REPURCHASE; DISCHARGE PRIOR TO REDEMPTION OR MATURITY.

(a)	This Note is subject to optional redemption, and may be the subject of a Change of Control Offer or an Asset Disposition Offer, as further described in the Indenture. There is no sinking fund or mandatory redemption applicable to this Note.

(b)	If the Issuer deposits with the Trustee money or U.S. Government Obligations sufficient to pay the then outstanding principal of, premium, if any, and accrued interest on the Notes to redemption or maturity, the Issuer may in certain circumstances be discharged from the Indenture and the Notes or may be discharged from certain of their and the Company’s obligations under certain provisions of the Indenture.

B-7

EXHIBIT B

(I) DENOMINATIONS, TRANSFER, EXCHANGE. The Definitive Registered Notes are in registered form without coupons attached in minimum denominations of $200,000 and integral multiples of $1,000 above $200,000. The transfer of Notes will be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements, transfer documents and opinions, and the Issuer may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. Pursuant to the Indenture, there are certain periods during which the Trustee will not be required to authenticate, register the transfer of or exchange any Note or certain portions of a Note.

(J) PERSONS DEEMED OWNERS. The registered Holder of a Note will be treated as its owner for all purposes.

(K) AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture, the Notes, the Proceeds Loan Guarantees, the Proceeds Loan Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable, may be amended, or default may be waived, with the consent of the Holders of a majority in principal amount of the outstanding Notes. Without notice to or consent of any Holder, the Issuer, the Company and the Trustee may amend or supplement the Indenture or the Notes to, among other things, cure any ambiguity, defect or inconsistency.

(L) DEFAULTS AND REMEDIES. Except as set forth in Section 6.02 of the Indenture, if an Event of Default, as defined in the Indenture, occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the Notes may declare all the Notes to be due or payable. If a bankruptcy or insolvency default with respect to the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any other Proceeds Loan Obligor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03 of the Indenture), would constitute a Significant Subsidiary occurs and is continuing, the Notes automatically become due and payable. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Holders of a majority in principal amount of the Notes then outstanding may direct the Trustee in its exercise of remedies with respect to the Note Security Documents.

(M) TRUSTEE DEALINGS WITH ISSUER. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Issuer and may otherwise deal with the Issuer as if it were not the Trustee.

(N) NO RECOURSE AGAINST OTHERS. No director, officer, employee, incorporator, member or stockholder of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any of their respective parent companies or any of their respective Subsidiaries or Affiliates, as such, shall have any liability for any obligations of the Issuer, the Company or any Proceeds Loan Obligor under this Note, the Indenture, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Proceeds Loan Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

B-8

EXHIBIT B

(O) GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THE INDENTURE AND THIS NOTE.

(P) AUTHENTICATION. This Note shall not be valid until authenticated by the manual signature of the Trustee or another Authenticating Agent.

(Q) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(R) CUSIP, ISIN NUMBERS AND COMMON CODES. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Issuer has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices as a convenience to Holders. The Issuer has caused ISIN numbers to be printed on the Notes and the Trustee may use such ISIN numbers in notices as a convenience to Holders. The Issuer has caused Common Codes to be printed on the Notes and the Trustee may use such Common Codes in notices as a convenience to Holders. No representation is made as to the accuracy of any such numbers either as printed on the Notes or as contained in any notice and reliance may be placed only on the other identification numbers placed thereon. The Issuer will promptly notify the Trustee and each Agent of any change in the CUSIP, ISIN and/or Common Code number.

(J) COPY OF INDENTURE AND OTHER AGREEMENTS. The Issuer will furnish to any Holder upon written request and without charge a copy of the Indenture, the Notes, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Proceeds Loan Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement, and/or the Holdco Intercreditor Agreement, as applicable. Requests may be made to the Issuer, c/o C&W Senior Financing Designated Activity Company, 32 Molesworth Street, Dublin 2, Ireland, Attn: Directors, Fax: +353 1 697 3300.

B-9

EXHIBIT B

ASSIGNMENT FORM

To assign this Note, fill in the form below:

(I) or (we) assign and transfer this Note to:

(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint ___________________________________________________________ to transfer this Note on the books of the Issuer. The agent may substitute another to act for him.

Date: _____________________

Your Signature: _____________________

(Sign exactly as your name appears on the face of this Note)

Signature Guarantee*: _________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

B-10

EXHIBIT B

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuer pursuant to Section 4.10 or 4.14 of the Indenture, check the appropriate box below:

☐     Section 4.10                                 ☐     Section 4.14

If you want to elect to have only part of the Note purchased by the Issuer pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:

$_______________

Date: _____________________

Your Signature: _____________________

(Sign exactly as your name appears on the face of this Note)

Tax Identification No.: _____________________

Signature Guarantee*: _________________________

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

B-11

EXHIBIT B

SCHEDULE B

FORM OF NOTE ACCESSION AGREEMENT TO DEFINITIVE REGISTERED NOTE

This ACCESSION AGREEMENT (this “Agreement”), dated as of ___________, is made by C&W Senior Financing Designated Activity Company a designated activity company limited by shares, incorporated under the laws of Irelands, having its registered office at 32 Molesworth Street, Dublin 2, Ireland, registered with the Companies Registration Office of Ireland under number 608974 (the “Issuer”), ___________ (the “Fold-In Issuer”) and The Bank of New York Mellon, London Branch, as the Trustee (“Trustee”), under the Note referred to below.

WHEREAS, the Issuer has heretofore executed and delivered one or more definitive registered notes (each a “Definitive Registered Note”) in aggregate principal amount of $ of its 6.875% Senior Notes due 2027, pursuant to the terms of the Indenture dated as of August 16, 2017 among the Issuer and the Trustee, among others (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”).

WHEREAS, the Indenture provides that under certain circumstances the Fold-In Issuer shall execute and deliver to the Trustee this Agreement pursuant to which the Fold-In Issuer shall accede to this Definitive Registered Note, as Fold-In Issuer, and assume all of the obligations of Issuer under each such Definitive Registered Note and the Indenture.

WHEREAS, [the Group Refinancing Effective Date has not taken place and will not take place] / [the Proceeds Loan Borrower Change took place on [     ].]

WHEREAS, each Definitive Registered Note provides that upon the execution and delivery of this Agreement, the Issuer shall be released from its obligations under such Definitive Registered Note and the Indenture.

WHEREAS, pursuant to Article 5 of the Indenture and Clause (E) of each Definitive Registered Note, the Trustee is authorized to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuer, the Fold-In Issuer and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Indenture.

2. AGREEMENT TO ACCEDE. The Fold-In Issuer hereby agrees to accede, as Issuer, to the Definitive Registered Notes on the terms and conditions set forth in this Agreement and the Definitive Registered Notes. In particular connection with such succession, the Fold-In Issuer agrees (a) to be bound by all of the covenants, stipulations, promises and agreements set forth in the Definitive Registered Notes and (b) to perform in accordance with its terms all of the obligations which by the terms of the Definitive Registered Notes are required to be performed by the Issuer. Upon execution and delivery of this Agreement and a supplemental indenture, an accession agreement or similar agreement substantially in the form of Exhibit F to the Indenture by the parties thereto, C&W Senior Financing Designated Activity Company will be fully released from all of its obligations under this Global Note and the Indenture.

3. GOVERNING LAW. THE INTERNAL LAW OF THE STATE OF NEW YORK WILL GOVERN AND BE USED TO CONSTRUE THIS AGREEMENT.

B-12

EXHIBIT B

4. COUNTERPARTS. The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement.

5. EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction hereof.

6. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity of sufficiency of this Agreement or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer or the Fold-In Issuer.

7. RATIFICATION OF DEFINITIVE REGISTERED NOTES AND THE INDENTURE; ACCESSION AGREEMENT PART OF DEFINITIVE REGISTERED NOTES AND THE INDENTURE. Except as expressly amended hereby, the Definitive Registered Notes and the Indenture are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Agreement shall form a part of the Definitive Registered Notes and the Indenture for all purposes.

8. SUCCESSORS. All covenants and agreements in this Agreement by the parties hereto shall bind their successors.

(Signature page to follow)

B-13

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and attested, as of the date first above written.

C&W SENIOR FINANCING DESIGNATED ACTIVITY COMPANY

By:
Name:
Title:

as the Fold-Issuer

By:

Name:
Title:

THE BANK OF NEW YORK MELLON, LONDON BRANCH
as Trustee

By:
Name:
Title:

EXHIBIT C

EXHIBIT C

FORM OF CERTIFICATE OF TRANSFER

[C&W Senior Financing Designated Activity Company

32 Molesworth Street

Dublin 2

Ireland]1

The Bank of New York Mellon, London Branch

One Canada Square

London E14 5AL

United Kingdom

Fax: +44 (0) 207 964 2536

Attention: Trustee Admin Team

Re: 6.875% Senior Notes due 2027

Reference is hereby made to the Indenture, dated as of August 16, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), among, inter alios, C&W Senior Financing Designated Activity Company, as issuer, and The Bank of New York Mellon, London Branch, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

___________________, (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $                     in such Note[s] or interests (the “Transfer”), to ___________________________ (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ONLY ONE]

1. ☐ Check if Transfer Is Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A (“Rule 144A”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and, accordingly, the Transferor hereby further certifies that the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and such Transfer is in compliance with any applicable securities laws of any jurisdiction. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the 144A Definitive Registered Note and in the Indenture and the U.S. Securities Act.

2. ☐ Check if Transfer Is Pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 and Rule 904 under the U.S. Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (A) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (B) for purposes of (1) a transaction executed pursuant to Rule 903, the transaction was executed in, on or through a physical trading floor of an established foreign

[1]	To refer to Fold-In Issuer following the CWC Group Assumption Date securities exchange that is located outside the United States, or (2) a transaction executed pursuant to Rule 904, the transaction was executed in, on or through the facilities of a designated offshore securities market and such Transferor or any person acting on its behalf does not know that the transaction was prearranged with a buyer in the United States; (ii) no directed selling efforts have been made in contravention of the requirements of Rule 903(a)(2) or Rule 904(a)(2) of Regulation S under the U.S. Securities Act; and (iii) the transaction is not part of a plan or scheme to evade the registration requirements of the U.S. Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Registered Note and in the Indenture and the U.S. Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer and the Trustee and the Issuer and the Trustee are irrevocably authorized to produce this certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT C

ANNEX A TO CERTIFICATE OF TRANSFER

1.	The Transferor owns and proposes to transfer the following:

[CHECK ONE]

(a)     ☐     a Book-Entry Interest held through the Depositary/Euroclear/Clearstream Account No.__________, in the:

(i)     ☐     144A Global Note (CUSIP _________), or

(ii)     ☐     Regulation S Global Note (CUSIP _________), or

(b)     ☐     a 144A Definitive Registered Note; or

(c)     ☐     a Regulation S Definitive Registered Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)     ☐     a Book-Entry Interest through the Depositary/Euroclear/Clearstream Account No._____________ in the:

(i)     ☐     144A Global Note (CUSIP _________), or

(ii)     ☐     Regulation S Global Note (CUSIP _________), or

(b)     ☐     a 144A Definitive Registered Note; or

(c)     ☐     a Regulation S Definitive Registered Note,

in accordance with the terms of the Indenture.

EXHIBIT D

EXHIBIT D

FORM OF CERTIFICATE OF EXCHANGE

[C&W Senior Financing Designated Activity Company

32 Molesworth Street

Dublin 2

Ireland]2

The Bank of New York Mellon, London Branch

One Canada Square

London E14 5AL

United Kingdom

Fax: +44 (0) 207 964 2536

Attention: Trustee Admin Team

Re: 6.875% Senior Notes due 2027

Reference is hereby made to the Indenture, dated as of August 16, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), among, inter alios, C&W Senior Financing Designated Activity Company, as issuer, and The Bank of New York Mellon, London Branch, as Trustee. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

__________________________, (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $ ____________ in such Note[s] or interests (the “Exchange”). In connection with the Exchange, the Owner hereby certifies that:

(a) Check if Exchange is Book-Entry Interest in a Global Note to Definitive Registered Note. In connection with the Exchange of the Owner’s Book-Entry Interest in the Global Note for a Definitive Registered Note with an equal principal amount, the Owner hereby certifies that the Definitive Registered Note is being acquired for the Owner’s own account without transfer. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Definitive Registered Note issued will continue to be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the Definitive Registered Note and in the Indenture and the U.S. Securities Act.

(b) Check if Exchange is from Definitive Registered Note to Book-Entry Interest in a Global Note. In connection with the Exchange of the Owner’s Definitive Registered Note for a Book-Entry Interest in the [CHECK ONE],

☐ 144A Global Note

☐ Regulation S Global Note

with an equal principal amount, the Owner hereby certifies (i) the Book-Entry Interest is being acquired for the Owner’s own account without transfer and (ii) such Exchange has been effected in compliance with the transfer restrictions applicable to the Global Notes and pursuant to and in accordance with the U.S. Securities Act, and in compliance with any applicable securities laws of any applicable jurisdiction. Upon consummation of the proposed Exchange in accordance with the terms of the Indenture, the Book-Entry Interest issued will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the relevant Global Note and in the Indenture and the U.S. Securities Act.

[2]	To refer to Fold-In Issuer following the CWC Group Assumption Date

EXHIBIT D

This certificate and the statements contained herein are made for your benefit and the benefit of the Issuer and the Trustee and the Issuer and the Trustee are irrevocably authorized to produce this certificate or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

[Insert Name of Transferor]

By:
Name:
Title:

Dated:

EXHIBIT D

ANNEX A TO CERTIFICATE OF EXCHANGE

1.	The Owner owns and proposes to exchange the following:

[CHECK ONE]

(a)    ☐     a Book-Entry Interest held through the Depositary/Euroclear/Clearstream Account No.__________, in the:

(i)    ☐     144A Global Note (CUSIP _________), or

(ii)    ☐     Regulation S Global Note (CUSIP _________), or

(b)    ☐     a 144A Definitive Registered Note; or

(c)    ☐     a Regulation S Definitive Registered Note.

2.	After the Transfer the Transferee will hold:

[CHECK ONE]

(a)    ☐     a Book-Entry Interest through the Depositary/Euroclear/Clearstream Account No._____________ in the:

(i)    ☐     144A Global Note (CUSIP _________), or

(ii)    ☐     Regulation S Global Note (CUSIP _________), or

(b)    ☐     a 144A Definitive Registered Note; or

(c)    ☐     a Regulation S Definitive Registered Note,

in accordance with the terms of the Indenture.

EXHIBIT E

EXHIBIT E

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY SUBSEQUENT GUARANTORS

SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of ________________, among __________________ (the “Guaranteeing Company”), [__________]3, as Issuer (the “Issuer”), and The Bank of New York Mellon, London Branch, as Trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer has heretofore acceded to an indenture originally dated as of August 16, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”), which provided for the issuance of an initial aggregate principal amount of $700,000,000 of 6.875% Senior Notes due 2027 (the “Notes”).

WHEREAS, the Indenture provides that under certain circumstances the Guaranteeing Company shall execute and deliver to the Trustee a Supplemental Indenture pursuant to which the Guaranteeing Company shall unconditionally guarantee all of the Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

WHEREAS, pursuant to Section 9.05 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Guaranteeing Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AGREEMENT TO GUARANTEE. The Guaranteeing Company hereby agrees to provide an unconditional Guarantee on the terms and subject to the conditions set forth in such Guarantee and in the Indenture.

3. NO RECOURSE AGAINST OTHERS. No officer, employee, incorporator, member or stockholder of the Guaranteeing Company, as such, shall have any liability for any obligations of the Issuer or any Guaranteeing Company under the Notes, the Indenture, the New Senior Debt Obligor Share Pledge, the Intercreditor Agreement, any Additional Intercreditor Agreement, the Holdco Intercreditor Agreement, and/or this Supplemental Indenture, as applicable, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

5. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE.

6. COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

[3]	To refer to the Fold-In Issuer

E-1

7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Guaranteeing Company and the Issuer.

9. RATIFICATION OF INDENTURE; SUPPLEMENTAL INDENTURES PART OF INDENTURE. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes.

10. SUCCESSORS. All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors.

(Signature page to follow)

E-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

[GUARANTEEING COMPANY]

By:
Name:
Title:

[ISSUER] as Issuer

By:
Name:
Title:

The Bank of New York Mellon, London Branch as Trustee

By:
Name:
Title:

EXHIBIT F

EXHIBIT F

FORM OF SUPPLEMENTAL INDENTURE

TO BE DELIVERED BY THE FOLD-IN ISSUER AND NOTE GUARANTOR[S]

This ACCESSION AGREEMENT (this “Agreement”), dated as of ___________, is made by C&W Senior Financing Designated Activity Company a designated activity company limited by shares, incorporated under the laws of Ireland, having its registered office at 32 Molesworth Street, Dublin 2, Ireland, registered with the Companies Registration Office of Ireland under number 608974 (the “Issuer”), ___________ (the “Fold-In Issuer”), __________ (the “Note Guarantor[s]”),The Bank of New York Mellon, London Branch, as the Trustee (“Trustee”) under the Indenture referred to below[, The Bank of New York Mellon, London Branch, as security trustee (“Security Trustee”) under the Indenture, and ___________ (being the security trustee under the Holdco Intercreditor Agreement (as defined in the Indenture)) as security agent (“Security Agent”) under the Indenture.]

WHEREAS, the Issuer has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of August 16, 2017, providing for the issuance of an aggregate principal amount of $ in aggregate principal amount of 6.875% Senior Notes due 2027 (the “Notes”).

WHEREAS, the Indenture provides that pursuant to the CWC Group Assumption, the Fold-In Issuer shall execute and deliver to the Trustee this Agreement pursuant to which the Fold-In Issuer shall accede to the Indenture, as issuer, and assume all of the obligations of the Issuer under the Indenture and the Notes.

WHEREAS, the Indenture provides that pursuant to the CWC Group Assumption, the Note Guarantor[s] shall execute and deliver to the Trustee this Agreement pursuant to which the the Note Guarantor[s] shall accede to the Indenture, as guarantor[s], to unconditionally guarantee all of the Fold-In Issuer’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein.

WHEREAS, [the Group Refinancing Effective Date has not taken place and will not take place]/[the Proceeds Loan Borrower Change took place on [     ].]

WHEREAS, the Indenture provides that, without the consent of the Holders of the Notes, (1) the Security Trustee [and the Security Agent] are each authorized to execute and deliver this Agreement and (2) upon execution and delivery of this Agreement, [(i)] the Security Trustee shall be released from its obligations under the Indenture and the Notes [and (ii) the Security Agent shall accede to the Indenture as Security Agent thereunder.]

WHEREAS, the Indenture provides that upon the execution and delivery of this Agreement, the Issuer shall be released from its obligations under the Indenture and the Notes.

WHEREAS, pursuant to Article 5 of the Indenture, the Trustee is authorized to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Fold-In Issuer, the Note Guarantor[s], the Trustee [and the Security Agent] mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

1. CAPITALIZED TERMS. Capitalized terms used in this Agreement and not otherwise defined in this Agreement shall have the meanings ascribed to them in the Indenture.

EXHIBIT F

2. AGREEMENT TO ACCEDE. The Fold-In Issuer hereby agrees to accede to the Indenture, as issuer, on the terms and conditions set forth in this Agreement and the Indenture. In particular connection with such succession, the Fold-In Issuer agrees (a) to be bound by all of the covenants, stipulations, promises and agreements set forth in the Indenture and (b) to perform in accordance with its terms all of the obligations which by the terms of the Indenture are required to be performed by the Issuer. Upon execution and delivery of this Agreement by the parties thereto, C&W Senior Financing Designated Activity Company will be fully released from all of its obligations under the Notes and the Indenture.

3. AGREEMENT TO GUARANTEE. The Note Guarantor[s] hereby agrees to provide an unconditional guarantee of the Fold-In Issuer’s Obligations under the Notes and the Indenture, on the terms and subject to the conditions set forth in such guarantee and in the Indenture.

4. [SECURITY AGENT’S AGREEMENT TO ACCEDE. The Security Agent hereby agrees to accede to the Indenture, as Security Agent, on the terms and conditions set forth in this Agreement and the Indenture. In particular, under the Indenture each Holder will be deemed to have (i) irrevocably appointed the Security Agent to act as its agent and security trustee under the Holdco Intercreditor Agreement and the Security Documents and (ii) irrevocably authorized the Security Agent to (A) perform the duties and exercise the rights, powers and discretions that are specifically given to it under the Holdco Intercreditor Agreement or the Security Documents, together with any other incidental rights, power and discretions; and (B) execute each Security Document, waiver, modification, amendment, renewal or replacement expressed to be executed by the Security Agent on its behalf.]

5. RELEASE OF THE SECURITY TRUSTEE. Upon execution and delivery of this Agreement by the parties thereto, the Security Trustee will be fully released and discharged from all of its obligations under the Notes, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, each applicable Intercreditor Agreement and the Indenture.

6. NOTICES. (i) The notice provisions for the “Issuer” in Section 14.01 of the Indenture are hereby amended to the following to reflect the Fold-In Issuer’s details:

[insert notice details]

(ii) The notice provisions for the Note Guarantor[s] for the purposes of the Indenture shall be:

[insert notice details]

[(iii) The notice provisions for the Security Agent for purposes of the Indenture shall be:

[insert notice details]]

7. [MISCELLANEOUS. All references in Section 14 of the Indenture (i) to the “Issuer” shall be construed as references to the “Fold-In Issuer” and (ii) to the “Security Trustee” shall be construed as references to the “Security Agent” (to the extent applicable).]

8. NEW YORK LAW TO GOVERN. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS AGREEMENT.

9. COUNTERPARTS. The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement.

EXHIBIT F

10. EFFECT OF HEADINGS. The section headings herein are for convenience only and shall not affect the construction hereof.

11. SUFFICIENCY/RECITALS. None of the Trustee, the Security Trustee[ or the Security Agent] shall not be responsible in any manner whatsoever for or in respect of the validity of sufficiency of this Agreement or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuer, the Fold-In Issuer and the Note Guarantor[s].

12. RATIFICATION OF NOTES AND THE INDENTURE; ACCESSION AGREEMENT PART OF NOTES AND THE INDENTURE. Except as expressly amended hereby, the Notes and the Indenture are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Agreement shall form a part of the Notes and the Indenture for all purposes.

13. SUCCESSORS. All covenants and agreements in this Agreement by the parties hereto shall bind their successors.

(Signature page to follow)

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and attested, as of the date first above written.

C&W SENIOR FINANCING DESIGNATED ACTIVITY COMPANY

By:

Name:
Title:

as the Fold-Issuer

By:
Name:
Title:

as the Note Guarantor

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, LONDON BRANCH

as Trustee

By:
Name:
Title:

THE BANK OF NEW YORK MELLON, LONDON BRANCH as Security Trustee

By:
Name:
Title:

[ as Security Agent

By:
Name:
Title:]

EXHIBIT G

EXHIBIT G

FORM OF SOLVENCY CERTIFICATE

This solvency certificate (this “Certificate”) is delivered by [insert name of relevant Grantor] (the “Company”) in connection with the Indenture dated as of August 16, 2017 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) (undefined capitalized terms used herein shall have the meanings set forth in the Indenture) among, inter alios, C&W Senior Financing Designated Activity Company, as issuer and The Bank of New York Mellon, London Branch, as trustee. I hereby certify as follows in my capacity as [Responsible Financial or Accounting Officer] of the Company, and not individually:

1. I am, and at all pertinent times mentioned herein, have been the duly qualified and acting [Responsible Financial or Accounting Officer] of the Company.

2. In connection with the preparation of this Certificate, I have made such investigations and inquiries as I deem necessary and reasonably prudent therefor and to accurately make the certifications expressed herein.

Based on the foregoing, on behalf of the Company, I have reached the following conclusions:

(A) As of the date hereof, after giving effect to [describe the Permitted Collateral Lien or release/retaking of security contemplated by Section 4.17 of the Indenture] (the “Transactions”):

(i)	the fair value of the assets of the Company and its subsidiaries on a consolidated basis is in excess of the total amount of its debts (including, without limitation, contingent liabilities, computed as the amount that, in light of all the facts and circumstances now existing, represents the amount that can reasonably be expected to become an actual or matured liability);

(ii)	the present fair salable value of the assets of the Company and its subsidiaries on a consolidated basis is greater than its probable total liability on its existing debts as such debts become absolute and matured; and

(iii)	the Company has capital that is not unreasonably small for its business and is sufficient to carry on its business as conducted and as proposed to be conducted.

(B) The Company is not subject to insolvency proceedings, voluntary or judicial liquidation, composition with creditors, reprieve from payment or general settlement with creditors.

(C) The Company is not, on the date hereof and will, as a result of the Transaction, not be in a state of cessation of payments.

(D) No application has been made by the Company or, as far as the Company is aware, by any other person for the appointment of an insolvency administrator pursuant to any insolvency proceedings.

(E) No application has been made by the Company for a voluntary winding-up or liquidation nor has any judicial winding-up or liquidation been commenced or initiated against the Company.

G-1

(F) The Company does not intend, in incurring (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) relating to the Transaction, to disturb, delay, hinder or defraud either present or future creditors to which the Company, the Issuer or any of their Subsidiaries is on the date hereon, indebted.

“Fair salable value” means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.

****

G-2

IN WITNESS WHEREOF, I have executed this Certificate on behalf of the Company in my capacity as [Responsible Financial or Accounting Officer] of the Company (but not individually) as of [•] and have no personal liability hereunder.

[ ]

By:
Name:
Title:

EXHIBIT H

EXHIBIT H

FOLD-IN COVENANT SCHEDULE

EXHIBIT H

H-i

H-ii

ARTICLE 7
TRUSTEE

Section 7.01	Duties of Trustee	124
Section 7.02	Rights of Trustee	125
Section 7.03	Individual Rights of Trustee	128
Section 7.04	Trustee’s Disclaimer	128
Section 7.05	Notice of Defaults	128
Section 7.06	[Reserved]	128
Section 7.07	Compensation and Indemnity	128
Section 7.08	Replacement of Trustee	129
Section 7.09	Successor Trustee by Merger, etc.	130
Section 7.10	Agents; Resignation of Agents	130
Section 7.11	Eligibility; Disqualification	131
Section 7.12	Contractual Recognition of Bail-In Powers	131
Section 7.13	Tax Matters	131

ARTICLE 8
LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01	Option to Effect Legal Defeasance or Covenant Defeasance	132
Section 8.02	Legal Defeasance and Discharge	132
Section 8.03	Covenant Defeasance	133
Section 8.04	Conditions to Legal or Covenant Defeasance	133
Section 8.05	Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions	134
Section 8.06	Repayment to Issuer	135
Section 8.07	Reinstatement	135

ARTICLE 9
AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01	Without Consent of Holders of Notes	135
Section 9.02	With Consent of Holders of Notes	137
Section 9.03	Revocation and Effect of Consents	139
Section 9.04	Notation on or Exchange of Notes	139
Section 9.05	Trustee to Sign Amendments, etc.	139

ARTICLE 10
GUARANTEES

Section 10.01	Note Guarantees	139
Section 10.02	Additional Subsidiary Guarantees	140
Section 10.03	Releases	141
Section 10.04	Affiliate Issuer and Affiliate Subsidiaries	142

ARTICLE 11
[RESERVED]

ARTICLE 12
SATISFACTION AND DISCHARGE
Section 12.01	Satisfaction and Discharge	143
Section 12.02	Application of Trust Money	144

ARTICLE 13
[RESERVED]

H-iii

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions

“144A Global Note” means one or more Global Notes substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.

“2016 Liberty Acquisition” means the acquisition by Liberty Global, directly or indirectly, of Cable & Wireless Communications Limited.

“2015 Columbus Acquisition” refers to the acquisition on March 31, 2015 of the Columbus Group by C&W Communications and its subsidiaries.

“2015 Columbus Carve-Out” means the transfer of the Columbus Carve-Out Entities and the Columbus Carve-Out Receivable from Columbus Networks Limited to the Columbus SPV Transferee pending receipt of the regulatory approval from the U.S. Federal Communications Commission, in connection with the 2015 Columbus Acquisition.

“2016 Transactions” means (1) the 2016 Liberty Acquisition, (2) a cross-border merger between Cable & Wireless Communications Limited with LG Coral Mergerco Limited and LGE Coral Mergerco B.V., subsidiaries of the Ultimate Parent and the formation of C&W Communications, a new company under the Companies (Cross-Border Mergers) Regulations 2007 (UK), in each case, in connection with the 2016 Liberty Acquisition, (3) the payment of the Special Dividend and/or the making of any intercompany loans, distributions or contributions by LGE Coral Holdco Limited (or another subsidiary of the Ultimate Parent) to C&W Communications to the fund the payment of the Special Dividend, (4) the making of any dividend, loan or other investment to a Parent in an aggregate principal amount necessary to prepay any borrowings under the interim credit agreement dated as of November 16, 2015 by and among LGE Coral Holdco Limited and the lenders party thereto (as amended from time to time), (5) any transaction required pursuant to, or in connection with, clauses (1), (2), (3) or (4) above (including, without limitation, any transaction taken pursuant to the C&W Co-operation Agreement or pursuant to any agreement with or condition set by any antitrust or regulatory authority) and (6) the payment of fees, costs, expenses in connection with the above.

“2019 Sterling Bonds” means Cable & Wireless International Finance B.V.’s 8 5⁄8% guaranteed bonds due 2019 issued pursuant to the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Refinancing Date” means the date that the 2019 Sterling Bonds have been refinanced in full in accordance with this Indenture or otherwise redeemed and repaid in full in accordance with the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Trust Deed” means the principal trust deed dated March 27, 1992, between, among others, Cable and Wireless International Finance B.V., as issuer, and the Royal Exchange Trust Company Limited, as trustee, as amended, supplemented or otherwise modified from time to time.

“Acquired Indebtedness” means Indebtedness (1) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (2) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (1) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (2) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by the Company, the Affiliate Issuer or a Restricted Subsidiary in a Related Business or are otherwise useful in a Related Business (it being understood that capital expenditure on property or assets already used in a Related Business or to replace any property or assets that are the subject of such Asset Disposition or any operating expenses Incurred in the day-to-day operations of a Related Business shall be deemed an Investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company, the Affiliate Issuer or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.01(e), 2.02 and 4.09, as part of the same series as the Initial Notes.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Subsidiary” refers to any Subsidiary of the Ultimate Parent (other than a Subsidiary of the Company or the Affiliate Issuer) that provides a Note Guarantee following the Issue Date.

“Agent” means any Registrar, transfer agent, co-registrar, Paying Agent or additional paying agent.

“Applicable Premium” means, with respect to a Note, at any Redemption Date prior to September 15, 2022, the excess of (1) the present value at such Redemption Date of (a) the redemption price of such Note on September 15, 2022 (such redemption price being described under Section 3.07(c) exclusive of any accrued and unpaid interest) plus (b) all required remaining scheduled interest payments due on such Note through September 15, 2022 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on such Redemption Date.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Approved Jurisdiction” means any of the following: any member state of the European Union that is a member of the European Union on the Issue Date, Barbados, Bermuda, the Cayman Islands, England and Wales, the Netherlands, the United States of America, any State of the United States of America or the District of Columbia.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than an operating lease entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company, the Affiliate Issuer or a Restricted Subsidiary), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to the Company or the Affiliate Issuer or by the Company the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity) to a Restricted Subsidiary;

(2)	the sale or disposition of cash, Cash Equivalents or Investment Grade Securities in the ordinary course of business;

(3)	a disposition of inventory, equipment, trading stock, communications capacity or other assets in the ordinary course of business;

(4)	a sale, lease, transfer or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of obsolete, surplus or worn out equipment or other equipment and assets that are no longer useful in the conduct of the business of the Company, the Affiliate Issuer and the Restricted Subsidiaries

(5)	transactions permitted under Section 5.01 or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock or other securities by a Restricted Subsidiary to the Company, the Affiliate Issuer or to another Restricted Subsidiary;

(7)	(a) for purposes of Section 4.10 only, the making of a Permitted Investment or a disposition permitted to be made under Section 4.07 or (b) solely for the purpose of Section 4.10(a)(3), a disposition, the proceeds of which are used to make Restricted Payments permitted to be made under Section 4.07 or Permitted Investments;

(8)	dispositions of assets of the Company, the Affiliate Issuer or any Restricted Subsidiary, or the issuance or sale of Capital Stock of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(9)	dispositions in connection with Permitted Liens;

(10)	dispositions of receivables or related assets in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the assignment, licensing or sublicensing of intellectual property or other general intangibles and assignments, licenses, sublicenses, leases or subleases of spectrum or other property;

(12)	foreclosure, condemnation or similar action with respect to any property, securities, or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of receivables arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity, and Investments in a Receivables Entity consisting of cash or Securitization Obligations;

(15)	a transfer of Receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(16)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(17)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company, the Affiliate Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(18)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(19)	(a) disposals of assets, rights or revenue not constituting part of the Distribution Business of the Company, the Affiliate Issuer and the Restricted Subsidiaries, and (b) other disposals of non-core assets acquired in connection with any acquisition permitted under this Indenture;

(20)	any disposition or expropriation of assets or Capital Stock which the Company, the Affiliate Issuer or any Restricted Subsidiary is required by, or made in response to concerns raised by, a regulatory authority or court of competent jurisdiction including, for the avoidance of doubt, any such disposition or expropriation of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo required by, or made in response to, concerns raised by any such regulatory authority in connection with the 2015 Columbus Acquisition or the 2016 Transactions;

(21)	any disposition of other interests in other entities in an amount not to exceed $10.0 million;

(22)	any disposition of real property, provided that the fair market value of the real property disposed of in any calendar year does not exceed the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year, subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(23)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company, the Affiliate Issuer or any Restricted Subsidiary to such Person;

(24)	any disposition of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; provided that any cash or Cash Equivalents received in such disposition is applied in accordance with Section 4.10;

(25)	any sale or disposition with respect to property built, repaired, improved, owned or otherwise acquired by the Company, the Affiliate Issuer or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Indenture;

(26)	any disposition of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo;

(27)	contractual arrangements under long-term contracts with customers entered into by the Company, the Affiliate Issuer or a Restricted Subsidiary in the ordinary course of business which are treated as sales for accounting purposes; provided that there is no transfer of title in connection with such contractual arrangement;

(28)	[Reserved];

(29)	the sale or disposition of the Towers Assets;

(30)	any dispositions constituting the surrender of tax losses by the Company, the Affiliate Issuer or a Restricted Subsidiary (A) to the Company, the Affiliate Issuer or a Restricted Subsidiary; (B) to the Ultimate Parent or any of its Subsidiaries (other than the Company, the Affiliate Issuer or a Restricted Subsidiary); or (C) in order to eliminate, satisfy or discharge any tax liability of any Person that was formerly a Subsidiary of the Ultimate Parent which has been disposed of pursuant to which a disposal permitted by the terms of this Indenture, to the extent that the Company, the Affiliate Issuer or a Restricted Subsidiary would have a liability (in the form of an indemnification obligation or otherwise) to one or more Persons in relation to such tax liability if not so eliminated, satisfied or discharged;

(31)	any disposition reasonably required in connection with the Group Refinancing Transactions; and

(32)	any other disposition of assets comprising in aggregate percentage value of 10.0% or less of Total Assets.

In the event that a transaction (or any portion thereof) meets the criteria of a disposition permitted under clauses (1) through (32) above and would also be a Restricted Payment permitted to be made under Section 4.07 or a Permitted Investment, the Company, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as a disposition permitted under clauses (1) through (32) above and/or one or more of the types of Restricted Payments permitted to be made under Section 4.07 or Permitted Investments.

“Authenticating Agent” means each Person authorized pursuant to Section 2.02 to authenticate Notes and any Person authorized pursuant to Section 2.02 to act on behalf of the Trustee to authenticate Notes.

“Authorized Person” means any person who is designated by the Fold-In Issuer to give Instructions to the Trustee or the Agents under the terms of this Indenture pursuant to one or more incumbency certificates (which may be amended or updated from time to time) delivered to the Trustee and the Agents containing the specimen signature of such person.

“Bank Products” means (i) any facilities or services related to cash management, cash pooling, treasury, depository, overdraft, commodity trading or brokerage accounts, credit or debit card, p-cards (including purchasing cards or commercial cards), electronic funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade financial services or other cash management and cash pooling arrangements and (ii) daylight exposures of the Company, the Affiliate Issuer or any Restricted Subsidiary in respect of banking and treasury arrangements entered into in the ordinary course of business.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, or any similar United States federal or state law or relevant law in any jurisdiction or organization or similar foreign law (including, without limitation, laws of Ireland relating to moratorium, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors) or any amendment to, succession to or change in any such law.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“beneficial owner” “ has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The term “beneficially held,” “beneficial holding” and “beneficial ownership” have a corresponding meaning.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided, that (i) if and for so long as the Company or the Affiliate Issuer is a Subsidiary of the Ultimate Parent, any action required to be taken under this Indenture by the Board of Directors of the Company or the Affiliate Issuer can, in the alternative, at the option of the Company or the Affiliate Issuer, be taken by the Board of Directors of the Ultimate Parent and (ii) following consummation of a Spin-Off, any action required to be taken under this Indenture by the Board of Directors of the Company or the Affiliate Issuer can, in the alternative, at the option of the Company or the Affiliate Issuer, be taken by the Board of Directors of the Spin Parent.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“BRRD Party” means any Agent subject to Bail-in Powers.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in the Netherlands, New York, New York, Dublin, Ireland or London, England are authorized or required by law to close.

“Business Division Transaction” means any creation or participation in any joint venture with respect to any assets, undertakings and/or businesses of the Company, the Affiliate Issuer and the Restricted Subsidiaries which comprise all or part of the Company’s or the Affiliate Issuer’s business solutions division (or its predecessor or successors), to or with any other entity or person whether or not the Company, the Affiliate Issuer or any of the Restricted Subsidiaries, excluding the contribution to (but not the use by) any joint venture of the backbone assets utilized by the Company, the Affiliate Issuer and the Restricted Subsidiaries and excluding any Subsidiary included in or owned by the Company’s or the Affiliate Issuer’s business solutions division but not engaged in the business of that division.

“C&W Communications” means Cable & Wireless Communications Limited (successor by merger to Cable & Wireless Communications plc) and any and all successors thereto.

“C&W Co-operation Agreement” means the cooperation agreement dated November 16, 2015 between Liberty Global and C&W Communications.

“C&W Parent” means C&W Communications; provided, however, that (1) following an Affiliate Issuer Accession, “C&W Parent” will mean a Holding Company of the Company and each Affiliate Issuer, and such Holding Company’s successors, (2) upon consummation of the Post-Closing Reorganization, “C&W Parent” will mean New Holdco and its successors, and (3) upon consummation of a Spin-Off, “C&W Parent” will mean the Spin Parent and its successors.

“Cable & Wireless Supplemental Pension Scheme” means the scheme established under and in accordance with the trust deed and rules dated June 8, 2001 to which Cable & Wireless Limited and the Law Debenture Trust Corporation PLC were parties, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities or obligations issued, insured or unconditionally guaranteed by the United States government, the government of the United Kingdom, the relevant member state of the European Union as of January 1, 2004 (each, a “Qualified Country”) or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;

(2)	securities or obligations issued by any Qualified Country, or any political subdivision of any such Qualified Country, or any public instrumentality thereof, having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service in any Qualified Country);

(3)	commercial paper issued by any lender party to a Credit Facility or any bank holding company owning any lender party to a Credit Facility;

(4)	commercial paper maturing no more than 12 months after the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(5)	time deposits, eurodollar time deposits, bank deposits, certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any lender party to a Credit Facility or any other bank or trust company (x) having combined capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. Dollar equivalent thereof) in the case of non-U.S. banks or (y) the long-term debt of which is rated at the time of acquisition thereof at least “A-” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A-” or the equivalent thereof by Moody’s Investors Service, Inc. (or if at the time neither is issuing comparable ratings, then a comparable rating of another nationally recognized rating agency in any Qualified Country);

(6)	auction rate securities rated at least Aa3 by Moody’s and AA- by S&P (or, if at any time either S&P or Moody’s shall not be rating such obligations, an equivalent rating from another nationally recognized rating service);

(7)	repurchase agreements or obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1), (2) and (5) above entered into with any bank meeting the qualifications specified in clause (5) above or securities dealers of recognized national standing;

(8)	marketable short-term money market and similar funds (x) either having assets in excess of $250.0 million (or U.S. Dollar equivalent thereof) or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(9)	interests in investment companies or money market funds, 95% the investments of which are one or more of the types of assets or instruments described in clauses (1) through (8) above; and

(10)	in the case of investments by the Company, the Affiliate Issuer or any Restricted Subsidiary organized or located in a jurisdiction other than the United States or a member state of the European Union (or any political subdivision or territory thereof), or in the case of investments made in a country outside the United States, other customarily utilized high-quality investments in the country where such Restricted Subsidiary is organized or located or in which such Investment is made, all as conclusively determined in good faith by the Company or the Affiliate Issuer;

provided that bank deposits and short term investments in local currency of any Restricted Subsidiary shall qualify as Cash Equivalents as long as the aggregate amount thereof does not exceed the amount reasonably estimated by such Restricted Subsidiary as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

“CFA” means the Contingent Funding Agreement dated February 3, 2010 among the Company, the Fold-In Issuer and Cable & Wireless Pension Trustee Limited, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Change of Control” means:

(1)	C&W Parent (a) ceases to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of each of the Company or the Affiliate Issuer and (b) ceases, by virtue of any powers conferred by the articles of association or other documents regulating each of the Company or the Affiliate Issuer to, directly or indirectly, direct or cause the direction of management and policies of each of the Company or the Affiliate Issuer, as applicable; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company, the Affiliate Issuer and the Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(3)	the Fold-In Issuer ceases to be a Wholly-Owned Subsidiary of the Company; or

(4)	prior the Group Refinancing Effective Date, Sable Holding ceases to be a Wholly-Owned Subsidiary of the Company; or

(5)	the adoption by the stockholders of the Company or the Affiliate Issuer of a plan or proposal for the liquidation or dissolution of the Company or the Affiliate Issuer, other than a transaction complying with Section 5.01;

provided, however, that a Change of Control shall not be deemed to have occurred pursuant to clause (1) of this definition upon the consummation of the Post-Closing Reorganization, a Spin-Off, or the Group Refinancing Transactions.

“Clearing System Business Day” means a day on which DTC is open for business.

“Clearstream” means Clearstream Banking, S.A., or any successor thereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Columbus Carve-Out Entities” refers, collectively, to ARCOS-1 USA, Inc., Columbus Networks Puerto Rico, Inc., Columbus Networks USA, Inc., A. SUR Net, Inc., and Columbus Networks Telecommunications Services USA, Inc.

“Columbus Carve-Out Receivable” means the intra-group debt owned by ARCOS-1 USA, Inc. to Columbus Networks Limited.

“Columbus Group” means Columbus International and all of its Subsidiaries.

“Columbus International” means Columbus International Inc., and any successor thereto.

“Columbus Principal Vendors” refers collectively to CVBI Holdings (Barbados) Inc., Clearwater Holdings (Barbados) Limited, Brendan Paddick, and Columbus Holdings LLC.

“Columbus Refinancing Date” means the date on which the Columbus Senior Notes are redeemed or refinanced in full.

“Columbus Senior Notes” means Columbus International’s 7.375% Senior Notes due 2021 issued pursuant to the Columbus Senior Notes Indenture.

“Columbus Senior Notes Indenture” means the indenture dated as of March 31, 2014, between, among others, Columbus International, as issuer, and The Bank of New York Mellon as trustee, as amended, supplemented or otherwise modified from time to time.

“Columbus SPV Transferee” means the special purpose vehicle indirectly wholly owned by certain of the Columbus Principal Vendors.

“Commodity Agreements” means, in respect of a Person, any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” means Cable & Wireless Limited, and any successors thereto.

“Consolidated EBITDA” means, for any period, operating income (loss) determined on the basis of IFRS of the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, plus, at the option of the Company or the Affiliate Issuer (except with respect to clauses (1) and (2) below), the following (to the extent deducted or taken into account, as the case may be, for the purposes of determining operating income (loss)):

(1)	Consolidated depreciation expense;

(2)	Consolidated amortization expense;

(3)	stock based compensation expense;

(4)	other non-cash charges reducing operating income (provided that if any such non-cash charge represents an accrual of or reserve for potential cash charges in any future period, the cash payment in respect thereof in such future period shall reduce operating income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period) less other non-cash items of income increasing operating income (excluding any such non-cash item of income to the extent it represents (i) a receipt of cash payments in any future period, (ii) the reversal of an accrual or reserve for a potential cash item that reduced operating income in any prior period and (iii) any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase operating income in such prior period);

(5)	any extraordinary, one-off, non-recurring, exceptional or unusual gain, loss, expense or charge, including any charges or reserves in respect of any restructuring, redundancy, relocation, refinancing, integration or severance or other post-employment arrangements, signing, retention or completion bonuses, transaction costs, acquisition costs, disposition costs, business optimization, information technology implementation or development costs, costs related to governmental investigations and curtailments or modifications to pension or post-retirement benefits schemes, litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood, hurricane and storm and related events);

(6)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s Consolidated financial statements pursuant to IFRS (including inventory, property, equipment, software, goodwill, intangible assets, in process research and development, deferred revenue and debt line items) attributable to the application of recapitalization accounting or acquisition accounting, as the case may be, in relation to any consummated acquisition or joint venture investment or the amortization or write-off or write-down of amounts thereof, net of taxes;

(7)	any net gain (or loss) realized upon the sale, held for sale or other disposition of any asset or disposed operations of the Company, the Affiliate Issuer or any Restricted Subsidiary which is not sold or otherwise disposed of in the ordinary course of business (as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or the Affiliate Issuer);

(8)	the amount of Management Fees and other fees and related expenses (including Intra-Group Services) paid in such period to the Permitted Holders to the extent permitted by Section 4.11;

(9)	any reasonable expenses, charges or other costs to effect or consummate the 2016 Transactions, the Group Refinancing Transactions, the Post-Closing Reorganization, a Spin-Off, a Permitted Joint Venture, any Equity Offering, Permitted Investment, any transaction permitted under Section 4.11, acquisition, disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Indenture, in each case, as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or the Affiliate Issuer;

(10)	any adjustments to reduce the impact of the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting principles or policies;

(11)	(i) the amount of loss on the sale or transfer of any assets in connection with an asset securitization programme, receivables factoring transaction or other receivables transaction (including, without limitation, a Qualified Receivables Transaction) and/or (ii) any gross margin (revenue minus cost of goods sold) recognized by any Affiliate of the Company, the Affiliate Issuer or a Restricted Subsidiary in relation to the sale of goods and services relating to the business of the Company, the Affiliate Issuer or any Restricted Subsidiary;

(12)	Specified Legal Expenses;

(13)	an amount equal to 100% of the up-front installation fees associated with commercial contract installations completed during the applicable reporting period, less any portion of such fees included in operating income for such period, provided that the amount of such fees, to the extent amortized over the life of the underlying service contract, shall not be included in operating income in any future period;

(14)	any fees or other amounts charged or credited to the Company, the Affiliate Issuer or any Restricted Subsidiary related to Intra-Group Services may be excluded from the calculation of Consolidated EBITDA;

(15)	any charges or costs in relation to any long-term incentive plan and any interest component of pension or postretirement benefits schemes;

(16)	after reversing net other operating income or expense;

(17)	Receivables Fees;

(18)	any costs, charges, fees and related expenses in connection with programming rights that would be accounted for as intangible assets under IFRS; and

(19)	any taxes, assessments, levies or other governmental charges that are based, in whole or in part, on income measures.

For the purposes of determining the amount of Consolidated EBITDA of the Company, the Affiliate Issuer and the Restricted Subsidiaries under this definition which is denominated in a foreign currency, the Company or the Affiliate Issuer may, at its option, calculate the U.S. Dollar equivalent amount of such Consolidated EBITDA based on either (i) the weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for such relevant period or (ii) the relevant currency exchange rate in effect on November 16, 2015.

“Consolidated Interest Expense” means, for any period, the net interest income/expense of the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis (in each case, determined on the basis of IFRS), whether paid or accrued, including any such interest and charges consisting of:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	non-cash interest expense;

(3)	dividends or other distributions in respect of all Disqualified Stock of the Company or the Affiliate Issuer and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than the Company, the Affiliate Issuer or a Subsidiary of the Company or the Affiliate Issuer;

(4)	the Consolidated interest expense that was capitalized during such period; and

(5)	interest actually paid by the Company, the Affiliate Issuer or any Restricted Subsidiary, under any guarantee of Indebtedness or other obligation of any other Person.

Notwithstanding the foregoing, Consolidated Interest Expense shall not include (a) any interest accrued, capitalized or paid in respect of Subordinated Shareholder Loans, (b) any commissions, discounts, yield and other fees and charges related to Qualified Receivables Transactions, (c) any payments on any operating leases, including without limitation any payments on any lease, concession or license of property (or guarantee thereof) which would be considered an operating lease under IFRS, (d) any foreign currency gains or losses, (e) any pension liability cost, (f) any amortization of debt discount, debt issuance cost, charges and premium, (g) costs and charges associated with Hedging Obligations, and (h) any interest, costs and charges contained in clause (3) of this definition.

“Consolidated Net Leverage Ratio,” as of any date of determination, means the ratio of:

(1)	(a) the outstanding Indebtedness of the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, other than:

(i)	Indebtedness up to a maximum amount equal to the Credit Facility Excluded Amount (or its equivalent in other currencies) at the date of determination Incurred under any Permitted Credit Facility;

(ii)	any Subordinated Shareholder Loans;

(iii)	any Indebtedness Incurred pursuant to Section 4.09(b)(25)

(iv)	any Indebtedness arising under the Production Facilities to the extent that it is limited recourse to the assets funded by such Production Facilities;

(v)	any Indebtedness which is a contingent obligation of the Company, the Affiliate Issuer or a Restricted Subsidiary; provided that, any guarantee by the Company, the Affiliate Issuer or any Restricted Subsidiary of Indebtedness of any Parent shall be included for the purposes of calculating the Consolidated Net Leverage Ratio under (A) Section 4.09(a), Section 4.09(b)(6)(A) and Section 4.09(b)(6)(B), (B) Section 5.01(a)(3) and (C) the definition of “Unrestricted Subsidiary”; and

(vi)	prior to the 2019 Sterling Bonds Refinancing Date, the 2019 Sterling Bonds;

less

(b)	the aggregate amount of cash and Cash Equivalents of the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, to

(2) the Pro forma EBITDA for the Test Period,

provided, however, that the pro forma calculation of the Consolidated Net Leverage Ratio shall not give effect to (a) any Indebtedness Incurred on the date of determination pursuant to Section 4.09(b) or (b) the discharge on the date of determination of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to Section 4.09(b).

For the avoidance of doubt, in determining the Consolidated Net Leverage Ratio, no cash or Cash Equivalents shall be included that are the proceeds of Indebtedness in respect of which the calculation of the Consolidated Net Leverage Ratio is to be made.

“Consolidation” means the consolidation or combination of the accounts of each of the Company’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Company and each of the Affiliate Issuer’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Affiliate Issuer, in each case, in accordance with IFRS consistently applied and together with the accounts of the Affiliate Subsidiaries on a combined basis (including eliminations of intercompany transactions and balances, as appropriate); provided that, for the purposes of making any determination or calculation under this Indenture (other than with respect to any determination or calculation of Total Assets) that refers to “Consolidated” or “Consolidation”, the relevant measures being consolidated or combined shall (without duplication) (a) be reduced proportionately to reflect any Non-Controlling Interests, and to the extent that, since the beginning of the relevant period, the Company’s or the Affiliate Issuer’s proportionate interest in any direct or indirect Restricted Subsidiary has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase) and (b) be deemed to include the relevant measures of any Minority Investments to the extent of the Company’s or Affiliate Issuer’s proportionate interest in such Person, and to the extent that, since the beginning of the relevant period, the Company’s or the Affiliate Issuer’s proportionate interest in any such Person has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase); provided, further, that “Consolidation” will not include (i) consolidation or combination of the accounts of any Unrestricted Subsidiary, but the interest of the Company, the Affiliate Issuer or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment, (ii) at the Company’s or the Affiliate Issuer’s election, any Receivables Entities, and (iii) at the Company’s or the Affiliate Issuer’s election, any Minority Investment, any Restricted Subsidiary or other assets in any Person held for sale in accordance with IFRS. The term “Consolidated” has a correlative meaning.

“Content” means any rights to broadcast, transmit, distribute or otherwise make available for viewing, exhibition or reception (whether in analogue or digital format and whether as a channel or an internet service, a teletext-type service, an interactive service, or an enhanced television service or any part of any of the foregoing, or on a pay-per-view basis, or near video-on-demand, or video-on-demand basis or otherwise) any one or more of audio and/or visual images, audio content, or interactive content (including hyperlinks, re-purposed web-site content, database content plus associated templates, formatting information and other data including any interactive applications or functionality), text, data, graphics, or other content, by means of any means of distribution, transmission or delivery system or technology (whether now known or herein after invented).

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Fold-In Issuer.

“Credit Facility” means, one or more debt facilities, arrangements, instruments, trust deeds, note purchase agreements, indentures, commercial paper facilities or overdraft facilities (including, without limitation, the CWC Credit Facilities, any Permitted Credit Facility or any Production Facility) with banks or other institutions or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, notes, bonds, debentures or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions or investors and whether provided under the CWC Credit Facilities, a Permitted Credit Facility, a Production Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Credit Facility Excluded Amount” means the greater of (1) $175 million (or its equivalent in other currencies) and (2) 0.25 multiplied by the Pro forma EBITDA of the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis for the Test Period.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract, derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means The Bank of New York Mellon, as custodian with respect to the Notes in global form, or any successor thereto.

“CWC Credit Agreement” means the credit agreement dated as of May 16, 2017, as amended and restated as of May 26, 2017, between, among others, the Fold-In Issuer and Coral-US Co-Borrower LLC as borrowers, Cable & Wireless Limited and certain of its subsidiaries as guarantors, The Bank of Nova Scotia as the administrative agent and security agent, and certain financial institutions as lenders (as may be further amended, supplemented or otherwise modified from time to time).

“CWC Credit Facilities” means the term loan facilities and revolving credit facilities established under the CWC Credit Agreement.

“CWC Group” means C&W Communications and its Subsidiaries.

“CWC Group Assumption” means the assumption by the Fold-In Issuer of the obligations of the Old Issuer under the Notes and this Indenture and the deemed repayment in full and cancellation of the Proceeds Loan.

“CWC Group Assumption Date” means the date the CWC Group Assumption is consummated.

“CWC Initial Revolving Credit Commitments” means the $625,000,000 revolving credit commitments, as of May 26, 2017, of the revolving credit lenders under the CWC Credit Agreement.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default, provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.07, substantially in the form of Exhibit B hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, DTC, including any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision(s) of this Indenture.

“Designated Non-Cash Consideration” means the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer) of non-cash consideration received by the Company, the Affiliate Issuer or one of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company the Affiliate Issuer or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or the Affiliate Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable); provided that the Company or the Affiliate Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company or the Affiliate Issuer with the provisions of Section 3.09 and Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“Distribution Business” means: (1) the business of upgrading, constructing, creating, developing, acquiring, operating, owning, leasing and maintaining cable television networks (including for avoidance of doubt master antenna television, satellite master antenna television, single and multi-channel microwave single or multi-point distribution systems and direct-to-home satellite systems) for the transmission, reception and/or delivery of multi-channel television and radio programming, telephony and internet and/or data services to the residential markets; or (2) any business which is incidental to or related to such business.

“dollar” or “$” means the lawful currency of the United States of America.

“Dollar Equivalent” means, (1) with respect to any monetary amount in U.S. dollars, such amount and (2) with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof by the Company or the Affiliate Issuer, as the case may be, the amount of U.S. dollars obtained by converting such currency other than U.S. dollars involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable currency other than U.S. dollars as published in The Financial Times in the “Currencies” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer) on the date of such determination.

“DTC” means The Depository Trust Company, a limited-purpose trust company under New York law, or any successor thereto.

“Electronic Means” means the following communications methods: S.W.I.F.T. (Society for Worldwide Interbank Financial Telecommunication) messaging, email, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Enforcement Sale” means (1) any sale or disposition (including by way of public auction) pursuant to an enforcement action taken by the security trustee under and in accordance with the provisions of the Intercreditor Agreement, to the extent such sale or disposition is effected in compliance with the provisions of the Intercreditor Agreement, or (2) any sale or disposition pursuant to the enforcement of security in favor of other Senior Indebtedness of the Company, the Affiliate Issuer or the Restricted Subsidiaries which complies with the terms of an Additional Intercreditor Agreement (or if there is no such intercreditor agreement, would substantially comply with the requirements of clause (1) hereof).

“Equity Offering” means (1) the distribution of Capital Stock of the Spin Parent in connection with any Spin-Off, or (2) a sale of (a) Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock), (b) Capital Stock the proceeds of which are contributed as equity share capital to the Company or the Affiliate Issuer or as Subordinated Shareholder Loans or (c) Subordinated Shareholder Loans.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system or any successor thereto.

“European Union” means the European Union, including member states as of May 1, 2004 but excluding any country which became or becomes a member of the European Union after May 1, 2004.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company or the Affiliate Issuer as capital contributions or Subordinated Shareholder Loans to the Company or the Affiliate Issuer after April 1, 2015 or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company or the Affiliate Issuer (other than Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend), in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company or the Affiliate Issuer.

“Existing Intercreditor Agreement” means the intercreditor agreement dated January 13, 2010 among the Fold-In Issuer, Coral-US Co-Borrower LLC, and BNP Paribas as RCF Agent and Security Trustee, JPMorgan Chase Bank, N.A. as Secured Bridge Agent, certain other banks and financial institutions acting as RCF Lenders, the Secured Bridge Lender, the Original Notes Trustee and the Notes Issuer (in each case, as each such capitalized term is defined therein), as amended and restated as of March 31, 2015 and as may be further amended from time to time prior to the New Intercreditor Effective Date.

“Existing Senior Notes” means the Fold-In Issuer’s 6.875% senior notes due 2022 issued pursuant to the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the indenture dated as of August 5, 2015, between, among others, the Fold-In Issuer, as issuer, and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“fair market value” unless otherwise specified, wherever such term is used in this Indenture (except as otherwise specifically provided in this Indenture), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company or the Affiliate Issuer setting out such fair market value as conclusively determined by such Officer or such Board of Directors in good faith.

“First-Priority Lien” means any Lien on some or all of the Senior Secured Collateral that ranks or is intended to rank pari passu with the Liens granted to secure the CWC Credit Facilities and the guarantees thereof, including any Lien that ranks pari passu thereto by virtue of the Existing Intercreditor Agreement, the New Intercreditor Agreement, any Additional Intercreditor Agreement or any other agreement or instrument; provided further that Liens that rank pari passu with the Liens on the Senior Secured Collateral securing the CWC Credit Facilities and the guarantees thereof, but secure Indebtedness that is junior to the CWC Credit Facilities and the guarantees thereof with respect to the distributions of proceeds of enforcement of Senior Secured Collateral shall not be First-Priority Liens

“Fold-In Issuer” means Sable International Finance Limited (or its successors).

“GAAP” means generally accepted accounting principles in the United States of America.

“Group Refinancing Effective Date” means the date as notified in writing by the Company or the Affiliate Issuer to the Trustee that the all actions implementing the Group Refinancing Transactions have been or are to be consummated.

“Global Note Legend” means the legend set forth in Section 2.07(j)(2), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with the Custodian and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01, 2.07(c), 2.07(d), 2.07(f) or 2.07(h).

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” means the obligor under a guarantee.

“guarantor” means the obligor under a guarantee.

“Guarantor” has the meaning ascribed thereto under Section 10.01, and each Additional Subsidiary Guarantor (including each Affiliate Subsidiary that becomes a guarantor as provided under this Indenture) and Additional Parent Guarantor in its capacity as an additional guarantor of the Notes.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Commodity Agreement or Currency Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holding Company” means, in relation to a Person, an entity of which that Person is a Subsidiary.

“IFRS” means the accounting standards issued by the International Accounting Standards Board and its predecessors, as in effect as of the Issue Date or, for purposes of Section 4.03 as in effect from time to time; provided that at any date after the Issue Date the Company may make an irrevocable election to establish that “IFRS” shall mean IFRS as in effect on a date that is on or prior to the date of such election. Except as otherwise expressly provided below or in the Indenture, all ratios and calculations based on IFRS contained in the Indenture shall be computed in conformity with IFRS. At any time after the Issue Date, the Company may elect to apply for all purposes of the Indenture, in lieu of IFRS, GAAP and, upon such election, references to IFRS herein will be construed to mean GAAP as in effect on the Issue Date; provided that (1) all financial statements and reports to be provided, after such election, pursuant to the Indenture shall be prepared on the basis of GAAP as in effect from time to time (including that, upon first reporting its fiscal year results under GAAP, the financial statements of the Reporting Entity (but not the financial statements of the Affiliate Issuer) shall be restated on the basis of GAAP for the year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of GAAP), and (2) from and after such election, all ratios, computations and other determinations based on IFRS contained in the Indenture shall, at the Company’s option (a) continue to be computed in conformity with IFRS (provided that, following such election, the annual, semi-annual and quarterly information required by Section 4.03(a)(1), 4.03(a)(2) and 4.03(a)(3) shall include a reconciliation, either in the footnotes thereto or in a separate report delivered therewith, of such IFRS presentation to the corresponding GAAP presentation of such financial information), or (b) be computed in conformity with GAAP with retroactive effect being given thereto assuming that such election had been made on the Issue Date. Thereafter, the Company may, at its option, elect to apply IFRS or GAAP and compute all ratios, computations and other determinations based on IFRS or GAAP, as applicable, all on the basis of the foregoing provisions of this definition of IFRS.

“Incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person (and with respect to the Company, the Affiliate Issuer and the Restricted Subsidiaries, on a Consolidated basis) on any date of determination (without duplication):

(1)	money borrowed or raised and debit balances at banks;

(2)	any bond, note, loan stock, debenture or similar debt instrument;

(3)	acceptance or documentary credit facilities; and

(4)	the principal component of Indebtedness of other Persons to the extent guaranteed by such Person to the extent not otherwise included in the Indebtedness of such Person,

provided that Indebtedness which has been cash-collateralized shall not be included in any calculation of Indebtedness to the extent so cash-collateralized.

Notwithstanding the foregoing, “Indebtedness” shall not include (a) any deposits or prepayments received by the Company, the Affiliate Issuer or a Restricted Subsidiary from a customer or subscriber for its service and any other deferred or prepaid revenue, (b) any obligations to make payments in relation to earn outs, (c) Indebtedness which is in the nature of equity (other than redeemable shares) or equity derivatives; (d) Capitalized Lease Obligations, (e) receivables sold or discounted, whether recourse or non-recourse, including for the avoidance of doubt, any indebtedness in respect of Qualified Receivables Transactions, including, without limitation, guarantees by a Receivables Entity of the obligations of another Receivables Entity and any indebtedness in respect of Limited Recourse, (f) pension obligations or any obligation under employee plans or employment agreements, (g) any “parallel debt” obligations to the extent that such obligations mirror other Indebtedness, (h) any payments or liability for assets acquired or services supplied deferred (including Trade Payables) in accordance with the terms pursuant to which the relevant assets were or are to be acquired or services were or are to be supplied (including, without limitation, any liability under an IRU Contract), (i) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (including, in each case, any accrued dividends), (j) any Hedging Obligations, and (k) any Non-Recourse Indebtedness. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors or senior management of the Company or the Affiliate Issuer, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means (i) prior to the New Intercreditor Effective Date, the Existing Intercreditor Agreement, (ii) following the New Intercreditor Effective Date, the New Intercreditor Agreement and (iii) any Additional Intercreditor Agreement (in each case to the extent in effect).

“Intercreditor Amendment and Restatement” means, concurrently with or following the completion of the refinancing in full of the Columbus Senior Notes and the refinancing in full of the Existing Senior Notes, the amendment and restatement of the Existing Intercreditor Agreement in its entirety into the New Intercreditor Agreement, which may be effected at the sole discretion of the Company.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $700,000,000 aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Public Offering” means an Equity Offering of common stock or other common equity interests of the Company, the Affiliate Issuer, the Spin Parent or any direct or indirect parent company of the Company or the Affiliate Issuer (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of the common stock or other common equity interests of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market (including, for the avoidance of doubt, any such Equity Offering of common stock or other common equity interest of the Spin Parent in connection with any Spin-Off).

“Instructions” means Oral Instructions and Written Instructions.

“Interest Payment Date” has the meaning given to it in the Notes.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Intra-Group Services” means any of the following (provided that the terms of each such transaction are not materially less favorable, taken as a whole, to the Company, the Affiliate Issuer or a Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction in arm’s length dealings with a Person that is not an Affiliate) or, in the event that there are no comparable transactions to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company or the Affiliate Issuer has conclusively determined in good faith to be fair to the Company or the Affiliate Issuer or such Restricted Subsidiary:

(1)	the sale of programming or other content by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Company, the Affiliate Issuer or any Restricted Subsidiary;

(2)	the lease or sublease of office space, other premises or equipment by the Company, the Affiliate Issuer or the Restricted Subsidiaries to the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries or by the Ultimate Parent, Liberty Global plc the Spin Parent or any of their respective Subsidiaries to the Company, the Affiliate Issuer or the Restricted Subsidiaries;

(3)	the provision or receipt of other goods, services, facilities or other arrangements (in each case not constituting Indebtedness) in the ordinary course of business, by the Company, the Affiliate Issuer or the Restricted Subsidiaries to or from the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries, including, without limitation, (a) the employment of personnel, (b) provision of employee healthcare or other benefits, including stock and other incentive plans, (c) acting as agent to buy or develop equipment, other assets or services or to trade with residential or business customers, and (d) the provision of treasury, audit, accounting, banking, strategy, IT, branding, marketing, network, technology, research and development, telephony, office, administrative, compliance, payroll or other similar services; and

(4)	the extension by or to the Company, the Affiliate Issuer or the Restricted Subsidiaries to or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries of trade credit not constituting Indebtedness in relation to the provision or receipt of Intra-Group Services referred to in paragraphs (1), (2) or (3) of this definition of Intra-Group Services.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by the Company, the Affiliate Issuer or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company, the Affiliate Issuer or a Parent.

For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07:

(a)	“Investment” will include the portion (proportionate to the Company’s or the Affiliate Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company or the Affiliate Issuer will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s or the Affiliate Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s or the Affiliate Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors or senior management of the Company or the Affiliate Issuer in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(b)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case, as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer.

If the Company, the Affiliate Issuer or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of Voting Stock of a Restricted Subsidiary such that such Subsidiary is no longer a Restricted Subsidiary, then the Investment of the Company or the Affiliate Issuer in such Person shall be deemed to have been made as of the date of such transfer or other disposition in an amount equal to the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer).

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company or the Affiliate Issuer’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Securities” means:

(1)	securities issued by the U.S. government or by any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by the U.S. government and in each case with maturities not exceeding two years from the date of the acquisition;

(2)	securities issued by or a member of the European Union as of January 1, 2004, or any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by a member of the European Union as of January 1, 2004, and in each case with maturities not exceeding two years from the date of the acquisition;

(3)	debt securities or debt instruments with a rating of A or higher by Standard & Poor’s Ratings Services or A-2 or higher by Moody’s Investors Service, Inc. or the equivalent of such rating by such rating organization, or if no rating of Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. then exists, the equivalent of such rating by any other nationally recognized securities ratings agency, by excluding any debt securities or instruments constituting loans or advances among the Company, the Affiliate Issuer and their respective Subsidiaries;

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1) through (3) which fund may also hold immaterial amounts of cash and Cash Equivalents pending investment and/or distribution; and

(5)	corresponding instruments in countries other than those identified in clauses (1) and (2) above customarily utilized for high quality investments and, in each case, with maturities not exceeding two years from the date of the acquisition.

“Investment Grade Status” shall occur when the Notes receive any two of the following:

(1)	a rating of “Baa3” (or the equivalent) or higher from Moody’s Investors Service, Inc. or any of its successors or assigns;

(2)	a rating of “BBB-“ (or the equivalent) or higher from Standard & Poor’s Ratings Services, or any of its successors or assigns; and

(3)	a rating of “BBB-” (or the equivalent) or higher from Fitch Ratings Inc. or any of its successors or assigns,

in each case, with a “stable outlook” from such rating agency.

“IPO Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (ii) the price per share at which such shares of common stock or common equity interests are sold or distributed in such Initial Public Offering.

“IRU Contract” means a contract entered into by C&W Communications, the Company, the Affiliate Issuer or a Restricted Subsidiary in the ordinary course of business in relation to the right to use capacity on a telecommunications cable system (including the right to lease such capacity to another person).

“Issue Date” means August 16, 2017.

“Issuer” means C&W Senior Financing Designated Activity Company and any and all successors thereto, prior to the CWC Group Assumption Date.

“Joint Venture Parent” means the joint venture entity formed in a Parent Joint Venture Transaction.

“Law” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any governmental authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case whether or not having the force of law.

“Lien” means any assignment, mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Condition Transaction” means (i) any Investment or acquisition, in each case, by one or more of the Company, the Affiliate Issuer and the Restricted Subsidiaries of any assets, business or Person, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing, and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment.

“Limited Recourse” means a letter of credit, revolving loan commitment, cash collateral account, guarantee or other credit enhancement issued by the Company, the Affiliate Issuer or any Restricted Subsidiary (other than a Receivables Entity) in connection with the incurrence of Indebtedness by a Receivables Entity under a Qualified Receivables Transaction; provided that, the aggregate amount of such letter of credit reimbursement obligations and the aggregate available amount of such revolving loan commitments, cash collateral accounts, guarantees or other such credit enhancements of the Company, the Affiliate Issuer and the Restricted Subsidiaries (other than a Receivables Entity) shall not exceed 25% of the principal amount of such Indebtedness at any time.

“Losses” means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses) sustained by either party.

“Management Fees” means any management, consultancy, stewardship or other similar fees payable by the Company, the Affiliate Issuer or any Restricted Subsidiary, including any fees, charges and related expenses incurred by any Parent on behalf of and/or charged to the Company, the Affiliate Issuer or any Restricted Subsidiary.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity on the date of the declaration of the relevant dividend, multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of the declaration of such dividend.

“Minority Investment” means any Person in which the Company or the Affiliate Issuer owns a minority interest that is not a Subsidiary of the Company or the Affiliate Issuer that has been designated as a “Minority Investment” by the Board of Directors or senior management of the Company or the Affiliate Issuer. The Board of Directors or senior management of the Company or the Affiliate Issuer may subsequently elect to remove any such designation. Any such designation or election shall be evidenced to the Trustee by promptly filing with the Trustee an Officer’s Certificate certifying such designation or election by the Board of Directors or senior management of the Company or the Affiliate Issuer.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company, the Affiliate Issuer or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, Subordinated Shareholder Loans or other capital contributions, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Intercreditor Agreement” means the New Intercreditor Agreement substantially in the form of Exhibit K to this Indenture.

“New Intercreditor Effective Date” means the date as notified in writing by the Company, the Fold-In Issuer or the Affiliate Issuer to the Trustee on which the New Intercreditor Agreement has become or will become effective (which, for the avoidance of doubt, shall occur concurrently with or after the refinancing in full of both the Columbus Senior Notes and the Existing Senior Notes).

“New Holdco” means the direct or indirect Subsidiary of the Ultimate Parent following the Post-Closing Reorganizations.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“New Senior Notes” means, collectively any senior notes (including, without limitation, the Notes offered hereby) issued by, at the Company’s sole discretion, the Issuer (and in each case, subsequently assumed or otherwise acquired by the Fold-In Issuer) or the Fold-In Issuer, as applicable, in connection with the Group Refinancing Transactions.

“Non-Controlling Interest” means any minority interest in a Restricted Subsidiary held by a Person other than the Company, the Affiliate Issuer or any Restricted Subsidiary.

“Non-Recourse Indebtedness” means any indebtedness of the Company, the Affiliate Issuer or a Restricted Subsidiary (and not of any other Person), in respect of which the Person or Persons to whom such indebtedness is or may be owed has or have no recourse whatsoever to the Company, the Affiliate Issuer or a Restricted Subsidiary for any payment or repayment in respect thereof:

(1)	other than recourse to the Company, the Affiliate Issuer or a Restricted Subsidiary which is limited solely to the amount of any recoveries made on the enforcement of any collateral securing such indebtedness or in respect of any other disposition or realization of the assets underlying such indebtedness;

(2)	provided that such Person or Persons are not entitled, pursuant to the terms of any agreement evidencing any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up, dissolution or administration of the Company, the Affiliate Issuer or a Restricted Subsidiary (or proceedings having an equivalent effect) or to appoint or cause the appointment of any receiver, trustee or similar person or officer in respect of the Company, the Affiliate Issuer or a Restricted Subsidiary or any of its assets until after the Notes have been repaid in full; and

(3)	provided further that the principal amount of all indebtedness Incurred and outstanding pursuant to this definition does not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final Offering Memorandum, dated August 10, 2017, relating to the offer of the Initial Notes.

“Officer” of any Person means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Deputy Chief Financial Officer, the President, any Vice President, any Managing Director, any Director, any Board Member, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, or any authorized signatory of such Person.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, the Affiliate Issuer or the Trustee.

“Oral Instructions” means verbal instructions or directions received by the Agents from an Authorized Person or a person reasonably believed by the Agents to be an Authorized Person.

“ordinary course of business” means the ordinary course of business of C&W Communications and its Subsidiaries and/or the Ultimate Parent and its Subsidiaries.

“Parent” means (i) the Ultimate Parent, (ii) any Subsidiary of the Ultimate Parent of which the Company or the Affiliate Issuer is a Subsidiary on the Issue Date, (iii) any other Person of which the Company or the Affiliate Issuer at any time is or becomes a Subsidiary after the Issue Date (including, for the avoidance of doubt, the Spin Parent and any Subsidiary of the Spin Parent following any Spin-Off ) and (iv) any Joint Venture Parent, any Subsidiary of the Joint Venture Parent and any Parent Joint Venture Holders following any Parent Joint Venture Transaction.

“Parent Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Parent or any Subsidiary of a Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Indenture or any other agreement or instrument relating to Indebtedness of the Company, the Affiliate Issuer or any Restricted Subsidiary;

(2)	indemnification obligations of any Parent or any Subsidiary of a Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person with respect to its ownership of the Company or the Affiliate Issuer or the conduct of the business of the Company, the Affiliate Issuer and the Restricted Subsidiaries;

(3)	obligations of any Parent or any Subsidiary of a Parent in respect of director and officer insurance (including premiums therefor) with respect to its ownership of the Company or the Affiliate Issuer or the conduct of the business of the Company, the Affiliate Issuer and the Restricted Subsidiaries;

(4)	general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent or Subsidiary of a Parent related to the ownership, stewardship or operation of the business (including, but not limited to, Intra-Group Services) of the Company, the Affiliate Issuer or any of the Restricted Subsidiaries, including acquisitions or dispositions or treasury transactions by the Company, the Affiliate Issuer or the Subsidiaries permitted hereunder (whether or not successful), in each case, to the extent such costs, obligations and/or expenses are not paid by another Subsidiary of such Parent; and

(5)	fees and expenses payable by any Parent in connection with any 2016 Transaction, Group Refinancing Transaction, or a Post-Closing Reorganization.

“Parent Joint Venture Holders” means the holders of the share capital of the Joint Venture Parent.

“Parent Joint Venture Transaction” means a transaction pursuant to which a joint venture is formed by the contribution of some or all of the assets of a Parent or issuance or sale of shares of a Parent to one or more entities which are not Affiliates of the Ultimate Parent.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of related business assets (including, without limitation, securities of a Related Business) or a combination of such assets, cash and Cash Equivalents between the Company, the Affiliate Issuer or any of the Restricted Subsidiaries and another Person.

“Permitted Business” means any business:

(1)	engaged in by any Parent, any Subsidiary of any Parent, the Company, the Affiliate Issuer or any Restricted Subsidiary on the Issue Date;

(2)	that consists of the upgrade, construction, creation, development, marketing, acquisition (to the extent permitted under this Indenture), operation, utilization and maintenance of networks that use existing or future technology for the transmission, reception and delivery of voice, video and/or other data (including networks that transmit, receive and/or deliver services such as multi-channel television and radio, programming, telephony (including for the avoidance of doubt, mobile telephony), Internet services and content, high speed data transmission, video, multi-media and related activities);

(3)	or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which any Parent, any Subsidiary of any Parent, the Company, the Affiliate Issuer or the Restricted Subsidiaries are engaged on the Issue Date, including, without limitation, all forms of television, telephony (including, for the avoidance of doubt, mobile telephony) and internet services and any services relating to carriers, networks, broadcast or communications services, or Content; or

(4)	that comprises being a Holding Company of one or more Persons engaged in any such business.

“Permitted Credit Facility” means, one or more debt facilities or arrangements (including, without limitation, the CWC Credit Agreement) that may be entered into by the Company, the Affiliate Issuer and the Restricted Subsidiaries providing for credit loans, letters of credit or other Indebtedness or other advances, in each case, Incurred in compliance with Section 4.09.

“Permitted Financing Action” means, to the extent that any incurrence of Indebtedness or Refinancing Indebtedness is permitted pursuant to Section 4.09, any transaction to facilitate or otherwise in connection with a cashless rollover of one or more lenders’ or investors’ commitments or funded Indebtedness in relation to the incurrence of that Indebtedness or Refinancing Indebtedness.

“Permitted Holders” means, collectively, (1) the Ultimate Parent, (2) in the event of a Spin-Off, the Spin Parent and any Subsidiary of the Spin Parent, (3) any Affiliate or Related Person of a Permitted Holder described in clauses (1) or (2) above, and any successor to such Permitted Holder, Affiliate, or Related Person, (4) any Person who is acting as an underwriter in connection with any public or private offering of Capital Stock of the Company or the Affiliate Issuer, acting in such capacity and (5) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) whose acquisition of “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock or of all or substantially all of the assets of the Company, the Affiliate Issuer and the Restricted Subsidiaries (taken as a whole) constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with Section 4.14.

“Permitted Investment” means an Investment by the Company, the Affiliate Issuer or any Restricted Subsidiary in:

(1)	the Company, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity);

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity);

(3)	cash and Cash Equivalents or Investment Grade Securities;

(4)	receivables owing to the Company, the Affiliate Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company, the Affiliate Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company, the Affiliate Issuer or such Restricted Subsidiary;

(7)	Capital Stock, obligations, accounts receivables or securities received in settlement of debts created in the ordinary course of business and owing to the Company, the Affiliate Issuer or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization, workout recapitalization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including without limitation an Asset Disposition, in each case, that was made in compliance with Section 4.10 and other Investments resulting from the disposition of assets in transactions excluded from the definition of “Asset Disposition” pursuant to the exclusions from such definition;

(9)	any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Issue Date or made in compliance with Section 4.07; provided that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Indenture;

(10)	Currency Agreements, Commodity Agreements and Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with this Indenture;

(11)	Investments by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed the greater of $250.0 million and 5.0% of Total Assets at any one time, provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(12)	Investments by the Company, the Affiliate Issuer or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company, the Affiliate Issuer or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(13)	guarantees issued in accordance with Section 4.09 and other guarantees (and similar arrangements) of obligations not constituting Indebtedness;

(14)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(15)	the CWC Credit Facilities, the Notes, the Existing Senior Notes, the 2019 Sterling Bonds, the Columbus Senior Notes, and any other Indebtedness (other than Subordinated Obligations) of the Company, the Affiliate Issuer or a Restricted Subsidiary;

(16)	so long as no Default or Event of Default of the type specified in Section 6.01(a)(1) or Section 6.01(a)(2) has occurred and is continuing, (a) minority Investments in any Person engaged in a Permitted Business and (b) Investments in joint ventures that conduct a Permitted Business to the extent that, after giving pro forma effect to any such Investment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(17)	any Investment to the extent made using as consideration Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock), Subordinated Shareholder Loans or Capital Stock of any Parent;

(18)	Investments acquired after the Issue Date as a result of the acquisition by the Company, the Affiliate Issuer or a Restricted Subsidiary, including by way of merger, amalgamation or consolidation with or into the Company, the Affiliate Issuer or any Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)	Permitted Joint Ventures;

(20)	Investments in Securitization Obligations;

(21)	[Reserved];

(22)	any Person where such Investment was acquired by the Company, the Affiliate Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Company, the Affiliate Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Fold-In Issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company, the Affiliate Issuer or any such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(23)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of Section 4.11(b) (except those transactions described in Section 4.11(b)(1), Section 4.11(b)(5), Section 4.11(b)(9) or Section 4.11(b)(23));

(24)	Investments in or constituting Bank Products;

(25)	the 2015 Columbus Carve-Out, or any component or the unwinding thereof, to the extent constituting an Investment;

(26)	[Reserved];

(27)	Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(28)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements;

(29)	advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Company, the Affiliate Issuer or the Restricted Subsidiaries;

(30)	Investments by the Company, the Affiliate Issuer or a Restricted Subsidiary in any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(31)	Investments by the Company, the Affiliate Issuer or a Restricted Subsidiary in connection with any start-up financing or seed funding of any Person, together with all other Investments pursuant to this clause (31), in an aggregate amount at the time of such Investment not to exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any one time; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause

“Permitted Joint Ventures” means one or more joint ventures formed (a) by the contribution of some or all of the assets of the Company’s or the Affiliate Issuer’s business solutions division pursuant to a Business Division Transaction to a joint venture formed by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries with one or more joint venturers and/or (b) for the purposes of network and/or infrastructure sharing with one or more joint venturers.

“Permitted Liens” means:

(1)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction, and Liens on Investments in Receivables Entities;

(2)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’ landlords’, materialmen’s, repairmen’s, construction and other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(4)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(5)	Liens in favor of issuers of surety, bid or performance bonds or with respect to other regulatory requirements or trade or government contracts or to secure leases or permits, licenses, statutory or regulatory obligations, or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)

(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property or assets over which the Company, the Affiliate Issuer or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto (including, without limitation, the right reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit acquired by the Company, the Affiliate Issuer or any of its Restricted Subsidiaries or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof), (b) minor survey exceptions, encumbrances, trackage rights, special assessments, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company, the Affiliate Issuer and the Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company, the Affiliate Issuer and the Restricted Subsidiaries, and (c) any condemnation or eminent domain proceedings affecting any real property;

(7)	Liens securing Hedging Obligations, so long as the related Indebtedness is, and is permitted to be Incurred under this Indenture;

(8)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company the Affiliate Issuer or the Restricted Subsidiaries;

(9)	Liens arising out of judgments, decrees, orders or awards so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, Purchase Money Obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business (including Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business) provided that such Liens do not encumber any other assets or property of the Company, the Affiliate Issuer or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11)	Liens (i) arising solely by virtue of any statutory or common law provisions or customary business provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes or (iv) deposits made in the ordinary course of business to secure liability to insurance carriers;

(12)	Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company, the Affiliate Issuer and the Restricted Subsidiaries in the ordinary course of business;

(13)	Liens securing:

(a)	Indebtedness of the Company, the Affiliate Issuer and the Restricted Subsidiaries and, in the case of Section 4.09(b)(7), the Company, the Affiliate Issuer, the Restricted Subsidiaries, C&W Communications and its Subsidiaries and, following an Affiliate Issuer Accession, C&W Parent and its Subsidiaries, that is permitted to be Incurred under Section 4.09(a), 4.09(b)(1), Section 4.09(b)(3)(A), Section 4.09(b)(3)(B), Section 4.09(b)(3)(E), Section 4.09(b)(4) (in the case of Section 4.09(b)(4), to the extent such Indebtedness is secured by a Lien that is existing on, or provided for, under written arrangements existing on the Issue Date), Section 4.09(b)(7), Section 4.09(b)(13) (in the case of Section 4.09(b)(13), to the extent such guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this clause (13) of this definition of Permitted Liens), Section 4.09(b)(14), Section 4.09(b)(18), Section 4.09(b)(21) or Section 4.09(b)(25);

(b)	Indebtedness that is permitted to be Incurred under Section 4.09(b)(6) and guarantees thereof; provided that, at the time of the acquisition or other transaction pursuant to which such Indebtedness was incurred and after giving effect to the Incurrence of such Indebtedness on a pro forma basis, (i) the Company, the Affiliate Issuer and the Restricted Subsidiaries would have been able to incur $1.00 of additional Indebtedness pursuant to Section 4.09(b) or (ii) the Consolidated Net Leverage Ratio would not be greater than it was immediately prior to giving pro forma effect to such acquisition or other transaction and to the Incurrence of such Indebtedness);

(14)	Liens securing Indebtedness to the extent Incurred in compliance with Section 4.09(b)(17), including guarantees and any Refinancing Indebtedness in respect thereof;

(15)	Liens (a) over the segregated trust accounts set up to fund productions, (b) required to be granted over productions to secure production grants granted by regional and/or national agencies promoting film production in the relevant regional and/or national jurisdiction and (c) over assets relating to a specific production funded by Production Facilities;

(16)	Liens existing on, or provided for under written arrangements existing on, the Issue Date;

(17)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, the Affiliate Issuer or any other Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(18)	Liens on property at the time the Company, the Affiliate Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into any Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, the Affiliate Issuer or such Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(19)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company, the Affiliate Issuer or another Restricted Subsidiary;

(20)	Liens securing the Notes (including any Additional Notes) and the Note Guarantees, and any Refinancing Indebtedness thereof;

(21)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(22)	Liens securing Indebtedness Incurred under any Permitted Credit Facility;

(23)	Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(24)	any interest or title of a lessor under any Capitalized Lease Obligations or operating leases;

(25)	any encumbrance or restriction (including, but not limited to, put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(26)	Liens over rights under loan agreements relating to, or over notes or similar instruments evidencing, the on-loan of proceeds received by a Restricted Subsidiary from the issuance of Indebtedness, which Liens are created to secure payment of such Indebtedness;

(27)	Liens on assets or property of a Restricted Subsidiary that is not the Company, the Fold-In Issuer, the Affiliate Issuer or a Guarantor securing Indebtedness of a Restricted Subsidiary that is not the Company, the Fold-In Issuer, the Affiliate Issuer and a Guarantor permitted by Section 4.09;

(28)	any Liens in respect of the ownership interests in, or assets owned by, any joint ventures securing obligations of such joint ventures or similar agreements;

(29)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers or escrow agent thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose;

(30)	Liens Incurred with respect to obligations that do not exceed the greater of (a) $250.0 million and (b) 5.0% of Total Assets at any time outstanding;

(31)	Liens consisting of any right of set-off granted to any financial institution acting as a lockbox bank in connection with a Qualified Receivables Transaction;

(32)	Liens for the purpose of perfecting the ownership interests of a purchaser of Receivables and related assets pursuant to any Qualified Receivables Transaction;

(33)	Cash deposits or other Liens for the purpose of securing Limited Recourse;

(34)	Liens arising in connection with other sales of Receivables permitted hereunder without recourse to the Company, the Affiliate Issuer or any of the Restricted Subsidiaries;

(35)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction”;

(36)	Liens in respect of Bank Products or to implement cash pooling arrangements or arising under the general terms and conditions of banks with whom the Company, the Affiliate Issuer or any Restricted Subsidiary maintains a banking relationship or to secure cash management and other banking services, netting and set-off arrangements, and encumbrances over credit balances on bank accounts to facilitate operation of such bank accounts on a cash-pooled and net balance basis (including any ancillary facility under any Credit Facility or other accommodation comprising of more than one account) and Liens of the Company, the Affiliate Issuer or any Restricted Subsidiary under the general terms and conditions of banks and financial institutions entered into in the ordinary course of banking or other trading activities;

(37)	Liens on cash, Cash Equivalents, Investments or other property arising in connection with the defeasance, discharge or redemption of Indebtedness; provided that such defeasance, discharge or redemption is not prohibited hereunder;

(38)	Liens on cash or Cash Equivalents securing the obligations and facilities of Cable & Wireless Limited under and in respect of the Cable & Wireless Supplemental Pension Scheme and the trust deed and rules in respect thereof;

(39)	Liens on cash in support of letters of credit issued pursuant to the terms of the CFA or any cash escrow arrangements for the same purpose;

(40)	Liens on equipment of the Company, the Affiliate Issuer or any Restricted Subsidiary granted in the ordinary course of business to a client of the Company, the Affiliate Issuer or a Restricted Subsidiary at which such equipment is located;

(41)	subdivision agreements, site plan control agreements, development agreements, servicing agreements, cost sharing, reciprocal and other similar agreements with municipal and other governmental authorities affecting the development, servicing or use of a property; provided the same are complied with in all material respects except as such non-compliance does not interfere in any material respect as determined in good faith by the Company or the Affiliate Issuer with the business of the Company, the Affiliate Issuer and their respective Subsidiaries taken as a whole;

(42)	facility cost sharing, servicing, reciprocal or other similar agreements related to the use and/or operation a property in the ordinary course of business; provided the same are complied with in all material respects; and

(43)	deemed trusts created by operation of law in respect of amounts which are (i) not yet due and payable, (ii) immaterial, (iii) being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS or (iv) unpaid due to inadvertence after exercising due diligence.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, partnership, limited liability company or other entity, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such entity, over shares of Capital Stock of any other class of such entity.

“Private Placement Legend” means the legend set forth in Section 2.07(j)(1) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Proceeds Loan” means the facilities granted by the Issuer to the Proceeds Loan Borrower under the Proceeds Loan Agreement (including, without limitation, the facilities funded on the Issue Date by the net proceeds of the Notes).

“Production Facilities” means any bilateral facilities provided by a lender to the Company, the Affiliate Issuer or any Restricted Subsidiary to finance a production.

“Pro forma EBITDA” means, for any period, the Consolidated EBITDA of the Company, the Affiliate Issuer and the Restricted Subsidiaries, provided, however, that for the purposes of calculating Pro forma EBITDA for such period, if, as of such date of determination:

(1)	since the beginning of such period the Company, the Affiliate Issuer or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Net Leverage Ratio or Pro forma Non-Controlling Interest EBITDA, as applicable, is such a Sale, Pro forma EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2)	since the beginning of such period the Company, the Affiliate Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Person that thereby becomes a Restricted Subsidiary, acquires any Non-Controlling Interests in a Restricted Subsidiary or otherwise acquires any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such Investment or acquisition, a “Purchase”) including any such Purchase occurring in connection with a transaction causing a calculation to be made under this Indenture, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3)	since the beginning of such period any Person (that became a Restricted Subsidiary or was merged with or into the Company, the Affiliate Issuer or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company, the Affiliate Issuer or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition and determining compliance with any provision of this Indenture that requires the calculation of any financial ratio or test, (a) whenever pro forma effect is to be given to any transaction or calculation, the pro forma calculations will be as determined conclusively in good faith by a responsible financial or accounting officer of the Company (including without limitation in respect of anticipated expense and cost reductions) including, without limitation, as a result of, or that would result from any actions taken, committed to be taken or with respect to which substantial steps have been taken, by the Company, the Affiliate Issuer or any Restricted Subsidiary including, without limitation, in connection with any cost reduction synergies or cost savings plan or program or in connection with any transaction, investment, acquisition, disposition, restructuring, corporate reorganization or otherwise (regardless of whether these cost savings and cost reduction synergies could then be reflected in pro forma financial statements to the extent prepared), (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period and (c) interest on any Indebtedness that bears interest at a floating rate and that is being given pro forma effect shall be calculated as if the rate in effect on the date of calculation had been applicable for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness).

“Pro forma Non-Controlling Interest EBITDA” means, for any period, an amount equal to the proportion of the Pro forma EBITDA of the Company, the Affiliate Issuer and the Restricted Subsidiaries which would have been attributable to Non-Controlling Interests, on the basis that the relevant measures for calculating such Pro forma EBITDA for such period under the definition of “Pro forma EBITDA” (including “Consolidated EBITDA”) are attributed to such Non-Controlling Interests in accordance with the definition of “Consolidation”.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale. The term “Public Debt” (a) shall not include the Notes (or any Additional Notes) and (b) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any Indebtedness under the CWC Credit Agreement, a Permitted Credit Facility, a Production Facility, commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Public Market” means any time after an Equity Offering has been consummated, shares of common stock or other common equity interests of the IPO Entity having a market value in excess of $75.0 million on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering, including an Initial Public Offering, of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include any offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Public Offering Expenses” means expenses Incurred by any Parent in connection with any public offering of Capital Stock or Indebtedness (whether or not successful):

(1)	where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company, the Affiliate Issuer or a Restricted Subsidiary; or

(2)	in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned; or

(3)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company, the Affiliate Issuer or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed, in each case, to the extent such expenses are not paid by another Subsidiary of such Parent.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Company, the Affiliate Issuer or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) is repayable from cash available to the Receivables Entity, other than (i) amounts required to be established as reserves pursuant to agreements, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables and (b) may be subordinated to the payments described in clause (a).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries pursuant to which the Company, the Affiliate Issuer or any of the Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a Lien in, any Receivables (whether now existing or arising in the future) of the Company, the Affiliate Issuer or any of the Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which Liens are customarily granted, in connection with asset securitization involving Receivables and any Hedging Obligations entered into by the Company, the Affiliate Issuer or any such Restricted Subsidiary in connection with such Receivables.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company or the Affiliate Issuer (or another Person in which the Company, the Affiliate Issuer or any Restricted Subsidiary makes an Investment or to which the Company, the Affiliate Issuer or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors or senior management of the Company or the Affiliate Issuer (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company, the Affiliate Issuer or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company, the Affiliate Issuer or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings;

(c)	subjects any property or asset of the Company, the Affiliate Issuer or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; or

(d)	except, in each such case, Limited Recourse and Permitted Liens as defined in clauses (31) through (35) of the definition thereof;

(2)	with which neither the Company, the Affiliate Issuer nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms not materially less favorable to the Company, the Affiliate Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company or the Affiliate Issuer, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3)	to which neither the Company, the Affiliate Issuer nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than those related to or incidental to the relevant Qualified Receivables Transaction), except for Limited Recourse.

Any such designation by the Board of Directors or senior management of the Company or the Affiliate Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or the Affiliate Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Receivables Entity in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of Receivables in a Qualified Receivables Transaction to repurchase Receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Redemption Date” means, when used with respect to any Note to be redeemed pursuant to this Indenture, the date fixed for such redemption.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company or the Affiliate Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, including successive refinancings, provided, however, that:

(1)	if the Indebtedness being refinanced constitutes Subordinated Obligations, (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus an amount to pay any interest, fees and expenses, premiums and defeasance costs, Incurred in connection therewith;

(3)	if the Indebtedness being refinanced constitutes Subordinated Obligations, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(4)	if the Existing Senior Notes or the 2019 Sterling Bonds are being refinanced by a Restricted Subsidiary that is not the Company, the Fold-In Issuer, the Affiliate Issuer or a Guarantor, such Refinancing Indebtedness shall be Incurred by such Restricted Subsidiary in compliance with Section 4.09(a), Section 4.09(b)(1), Section 4.09(b)(17), Section 4.09(b)(18) and/or Section 4.09(b)(25).

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of all or any part of any such Credit Facility or other Indebtedness.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means one or more Global Notes, substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee, initially issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Related Business” means any business that is the same as or related, ancillary or complementary to, any of the businesses of the Company, the Affiliate Issuer and the Restricted Subsidiaries on the Issue Date.

“Related Person” with respect to any Permitted Holder, means:

(1)	any controlling equity holder or majority (or more) owned Subsidiary of such Permitted Holder;

(2)	in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein.

“Related Taxes” means:

(1)	any taxes, including but not limited to sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar taxes (other than (x) taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its:

(a)	being organized or incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, the Affiliate Issuer or any of the Company’s or the Affiliate Issuer’s Subsidiaries), or

(b)	being a holding company parent of the Company, the Affiliate Issuer or any of the Company’s or the Affiliate Issuer’s Subsidiaries, or

(c)	receiving dividends from or other distributions in respect of the Capital Stock of the Company, the Affiliate Issuer or any of the Company’s or the Affiliate Issuer’s Subsidiaries, or

(d)	having guaranteed any obligations of the Company, the Affiliate Issuer or any Subsidiary of the Company or the Affiliate Issuer, or

(e)	having made any payment in respect to any of the items for which the Company or the Affiliate Issuer is permitted to make payments to any Parent pursuant to Section 4.07,

in each case, to the extent such taxes are not paid by another Subsidiary or such Parent; or

(2)	any taxes measured by income for which any Parent is liable up to an amount not to exceed with respect to such taxes the amount of any such taxes that the Company, the Affiliate Issuer and their respective Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company, the Affiliate Issuer and their respective Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company, the Affiliate Issuer and their respective Subsidiaries and any taxes imposed by way of withholding on payments made by one Parent to another Parent on any financing that is provided, directly or indirectly in relation to the Company, the Affiliate Issuer and their respective Subsidiaries (in each case, reduced by any taxes measured by income actually paid by the Company, the Affiliate Issuer and their respective Subsidiaries).

“Reporting Entity” refers to C&W Communications, or following any election made in accordance with Section 4.03, the Company or such other Parent of the Company, or, following an Affiliate Issuer Accession, C&W Parent or a Parent of C&W Parent.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness or the provider of Senior Indebtedness (if provided on a bilateral basis), as the case may be.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) including any vice president, assistant vice president, assistant treasurer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Definitive Registered Note” means a Definitive Registered Note bearing the Private Placement Legend.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Period” means the 40-day distribution compliance period as defined in Regulation S.

“Restricted Subsidiary” means any Subsidiary of the Company (including the Fold-In Issuer) or of the Affiliate Issuer, together with any Affiliate Subsidiaries, in each case other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sable Holding” means Sable Holding Limited and its successors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitization Obligation” means any Indebtedness or other obligation of any Receivables Entity.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter Incurred, all amounts payable by, under or in respect of all other Indebtedness of the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to each of the Company, the Fold-In Issuer, the Affiliate Issuer or such Guarantor at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any Indebtedness Incurred in violation of this Indenture;

(2)	any obligation of the Company or the Affiliate Issuer to any Restricted Subsidiary or any obligation of any Guarantor to the Company, the Affiliate Issuer or any Restricted Subsidiary;

(3)	any liability for taxes owed or owing by the Company, the Affiliate Issuer or any Restricted Subsidiary;

(4)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(5)	any Indebtedness, guarantee or obligation of the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor, including, without limitation, any Subordinated Obligation; or

(6)	any Capital Stock.

“Senior Secured Indebtedness” means, with respect to any Person as of any date of determination, any Indebtedness that is (1) secured by a First-Priority Lien, (2) Incurred by the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor and secured by any other Lien on assets of the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor or any Restricted Subsidiary (other than a Lien permitted under clauses (22), (28), or (29) of the definition of “Permitted Liens”), or (3) Incurred by a Restricted Subsidiary that is not the Fold-In Issuer or a Guarantor (other than the 2019 Sterling Bonds and any Refinancing Indebtedness Incurred by Cable & Wireless International Finance B.V. in respect thereof), in each case, without double counting.

“Senior Secured Collateral” means the assets in which a security interest has been or will be granted pursuant to any security document to secure the Indebtedness under the CWC Credit Agreement, the CWC Credit Facilities and the guarantees thereof.

“Senior Unsecured Indebtedness” means any Public Debt or other Indebtedness that is unsecured in excess of $50.0 million Incurred by the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor.

“Shares” means issued shares of the Issuer.

“Share Trustee” means MaplesFS Trustees Ireland Limited, who holds the Shares of the Issuer under the Declaration of Trust.

“Significant Subsidiary” means any Restricted Subsidiary which, together with the Restricted Subsidiaries of such Restricted Subsidiary, accounted for more than 10.0% of the Total Assets as of the end of the most recently completed fiscal year.

“Solvent Liquidation” means any voluntary liquidation, winding up or corporate reconstruction involving the business or assets of, or shares of (or other interests in) any Subsidiary of C&W Parent (other than the Fold-In Issuer); provided that, to the extent the Subsidiary of C&W Parent involved in such Solvent Liquidation is a Guarantor, the Successor Company assumes all the obligations of that Guarantor under this Indenture, the Note Guarantee, and the Intercreditor Agreement, in each case, to which such Guarantor was a party prior to the Solvent Liquidation unless (i) such Successor Company is an existing Guarantor or (ii) such Successor Company would, but for the operation of this proviso, no longer be required to guarantee the Notes or any Senior Unsecured Indebtedness and accordingly any guarantee required by this proviso would become subject to automatic release in accordance with the provisions set forth under Section 10.03.

“Special Dividend” means the special dividend in the amount of in the amount of £0.03 per share paid to the C&W Communications’ shareholders of record immediately prior to the consummation of the 2016 Liberty Acquisition.

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

“Spin-Off” means a transaction by which all outstanding ordinary and or equity shares of the Company or the Affiliate Issuer or a Parent of the Company or the Affiliate Issuer directly or indirectly owned by the Ultimate Parent are distributed to (1) all of the Ultimate Parent’s shareholders or (2) all of the shareholders comprising one or more group of the Ultimate Parent’s shareholders as provided by the Ultimate Parent’s articles of association, in each case, either directly or indirectly through the distribution of shares in a Parent holding the Company’s and the Affiliate Issuer’s shares or such Parent’s shares.

“Spin Parent” means the Person the shares of which are distributed to the shareholders of the Ultimate Parent pursuant to the Spin-Off.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company, the Affiliate Issuer or any Restricted Subsidiary which are reasonably customary in securitization of Receivables transactions, including, without limitation, those relating to the servicing of the assets of a Receivables Entity and Limited Recourse, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, in the case of the Fold-In Issuer or the Affiliate Issuer, any Indebtedness of the Fold-In Issuer or the Affiliate Issuer, as applicable (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Notes pursuant to a written agreement and, in the case of a Guarantor, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Note Guarantee of such Guarantor pursuant to a written agreement; provided that, the other New Senior Notes shall not be deemed to be Subordinated Obligations.

“Subordinated Shareholder Loans” means Indebtedness of the Company, the Affiliate Issuer or a Restricted Subsidiary (and any security into which such Indebtedness, other than Capital Stock, is convertible or for which it is exchangeable at the option of the holder) issued to and held by any Affiliate (other than the Company, the Affiliate Issuer or a Restricted Subsidiary) that (either pursuant to its terms or pursuant to an agreement with respect thereto):

(1)	does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company or the Affiliate Issuer, as applicable, or any Indebtedness meeting the requirements of this definition);

(2)	does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)	contains no change of control or similar provisions that are effective, and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment prior to the first anniversary of the Stated Maturity of the Notes;

(4)	does not provide for or require any Lien or encumbrance over any asset of the Company, the Affiliate Issuer or any of the Restricted Subsidiaries;

(5)	is subordinated in right of payment to the prior payment in full of the Notes or the Note Guarantee, as applicable, in the event of (a) a total or partial liquidation, dissolution or winding up of the Company or the Affiliate Issuer or such Restricted Subsidiary, as applicable, (b) a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property or the Affiliate Issuer and its property or such Restricted Subsidiary and its property, as applicable, (c) an assignment for the benefit of creditors or (d) any marshalling of the Company’s assets and liabilities or the Affiliate Issuer’s assets and liabilities, or such Restricted Subsidiary’s assets and liabilities, as applicable;

(6)	under which the Company or the Affiliate Issuer or such Restricted Subsidiary, as applicable, may not make any payment or distribution of any kind or character with respect to any obligations on, or relating to, such Subordinated Shareholder Loans if (a) a payment Default under this Indenture in relation to the Notes occurs and is continuing or (b) any other Default under this Indenture occurs and is continuing that permits the Holders of the Notes to accelerate their maturity and the Company or the Affiliate Issuer or a Restricted Subsidiary, as applicable, receives notice of such Default from the requisite Holders of the Notes, until in each case the earliest of (i) the date on which such Default is cured or waived or (ii) 180 days from the date such Default occurs (and only once such notice may be given during any 360 day period); and

(7)	under which, if the holder of such Subordinated Shareholder Loans receives a payment or distribution with respect to such Subordinated Shareholder Loan (a) other than in accordance with this Indenture or as a result of a mandatory requirement of applicable law or (b) under circumstances described under clauses (5)(a) through (d) above, such holder will forthwith pay all such amounts to the Trustee to be held in trust for application in accordance with the Indenture.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Except as used in Section 4.09(b)(7)(B), the definitions of “ordinary course of business”, “CWC Group” and clause (13) of “Permitted Liens”, or as otherwise specified herein or unless as the context may require, each reference to a Subsidiary will refer to a Subsidiary of the Company or the Affiliate Issuer.

“Telecommunications Services of Trinidad and Tobago” means Telecommunications Services of Trinidad and Tobago Limited.

“Test Period” means, on any date of determination, the period of the most recent two consecutive fiscal half-years for which, at the option of the Company or the Affiliate Issuer, (i) semi-annual financial statements have previously been furnished to the Trustee pursuant to Section 4.03 or (ii) internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “LTM Test Period”); provided that, the

Company may make an election to establish that “Test Period” shall mean, on the date of determination, the period of the most recent two consecutive fiscal quarters for which, at the option of the Company or the Affiliate Issuer, (i) interim management statements and/or quarterly financial statements have previously been furnished to the Trustee pursuant to Section 4.03 or (ii) internal interim management statements and/or internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “L2QA Test Period”). The calculation of Pro forma EBITDA and Pro forma Non-Controlling Interest EBITDA in respect of any Test Period that is an L2QA Test Period shall be determined by multiplying Pro forma EBITDA or Pro forma Non-Controlling Interest EBITDA, as applicable, for such L2QA Test Period by two. The Company may only make one election to change from the LTM Test Period to the L2QA Test Period and once so elected may not then elect to change from the L2QA Test Period back to the LTM Test Period.

“TIA” means the United States Trust Indenture Act of 1939, as amended.

“Total Assets” means the Consolidated total assets of Company, the Affiliate Issuer and the Restricted Subsidiaries as shown on the most recent balance sheet (excluding the footnotes thereto) of the Reporting Entity which, at the option of the Company or the Affiliate Issuer, have previously been furnished to the Trustee pursuant to Section 4.03 or are internally available immediately preceding the date of determination (and, in the case of any determination relating to any Incurrence of Indebtedness, any Restricted Payment or other determination under this Indenture, calculated with such pro forma and other adjustments as are consistent with the pro forma provisions set forth in the definition of “Pro Forma EBITDA” including, but not limited to, any property or assets being acquired in connection therewith).

“The Bank of New York Mellon Group” means the group comprising The Bank of New York Mellon and its affiliates.

“Towers Assets” means:

(1)	all present and future wireless and broadcast towers and tower sites that host or assist in the operation of plant and equipment used for transmitting telecommunications signals, being tower and tower sites that are owned by or vested in the Company, the Affiliate Issuer or any Restricted Subsidiary (whether pursuant to title, rights in rem, leases, rights of use, site sharing rights, concession rights or otherwise) and include, without limitation, any and all towers and tower sites under construction;

(2)	all rights (including, without limitation, rights in rem, leases, rights of use, site sharing rights and concession rights), title, deposits (including, without limitation, deposits placed with landlords, electricity boards and transmission companies) and interest in, or over, the land or property on which such towers and tower sites referred to in paragraph (1) above have been or will be constructed or erected or installed;

(3)	all current assets relating to the towers or tower sites and their operation referred to in paragraph (1) above, whether movable, immovable or incorporeal;

(4)	all plant and equipment customarily treated by telecommunications operators as forming part of the towers or tower sites referred to in paragraph (1) above, including, in particular, but without limitation, the electricity power connections, utilities, diesel generator sets, batteries, power management systems, air conditioners, shelters and all associated civil and electrical works; and

(5)	all permits, licences, approvals, registrations, quotas, incentives, powers, authorities, allotments, consents, rights, benefits, advantages, municipal permissions, trademarks, designs, copyrights, patents and other intellectual property and powers of every kind, nature and description whatsoever, whether from government bodies or otherwise, pertaining to or relating to paragraphs (1) to (4) above; and

(6)	shares or other interests in Tower Companies.

“Tower Company” means a company or other entity whose principal activity relates to Towers Assets and substantially all of whose assets are Towers Assets.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available on a day no earlier than two Business Days prior to the date of the delivery of the redemption notice in respect of such Redemption Date (or, if such statistical release is not so published or available, any publicly available source of similar market date selected by the Fold-In Issuer in good faith)) most nearly equal to the period from the Redemption Date to September 15, 2022; provided, however, that if the period from the Redemption Date to September 15, 2022 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields to U.S. Treasury securities for which such yields are given, except that if the period from the Redemption Date to September 15, 2022 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means The Bank of New York Mellon, London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“TSTT HoldCo” means any wholly-owned Subsidiary of the Company or the Affiliate Issuer that holds no material assets other than the Capital Stock of Telecommunications Services of Trinidad and Tobago.

“Ultimate Parent” means (1) Liberty Global plc and any and all successors thereto or (2) upon consummation of a Spin-Off, “Ultimate Parent” will mean the Spin Parent and its successors, and (3) upon consummation of a Parent Joint Venture Transaction, “Ultimate Parent” will mean each of the top tier Parent entities of the Joint Venture Holders and their successors.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company, except for the Fold-In Issuer, or the Affiliate Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company or the Affiliate Issuer in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company or the Affiliate Issuer may designate any Subsidiary of the Company or the Affiliate Issuer, as applicable (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein), to be an Unrestricted Subsidiary only if:

(a)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company or of the Affiliate Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(b)	such designation and the Investment of the Company or the Affiliate Issuer in such Subsidiary complies with Section 4.07.

Any such designation by the Board of Directors of the Company or the Affiliate Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a resolution of the Board of Directors of the Company or the Affiliate Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company or the Affiliate Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and either (1) the Company, the Affiliate Issuer and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(a) or (2) the Consolidated Net Leverage Ratio would be no greater than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. dollar” or “$” means the lawful currency of the United States of America.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means (1) in respect of any Person, a Person, all of the Capital Stock of which (other than (a) directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law, regulation or to ensure limited liability and (b) in the case of a Receivables Entity, shares held by a Person that is not an Affiliate of the Company or the Affiliate Issuer solely for the purpose of permitting such Person (or such Person’s designee) to vote with respect to customary major events with respect to such Receivables Entity, including without limitation the institution of bankruptcy, insolvency or other similar proceedings, any merger or dissolution, and any change in charter documents or other customary events) is owned by that Person directly or (2) indirectly by a Person that satisfies the requirements of clause (1).

“Written Instructions” means any written notices, directions or instructions (including for the avoidance of doubt by Electronic Means) received by the Trustee or the Agents from an Authorized Person or from a person reasonably believed by the Trustee or the respective Agent to be an Authorized Person.

Section 1.02 Other Definitions.

Defined in
Term	Section
“Additional Amounts”	4.18
“Additional Intercreditor Agreement”	4.23
“Affiliate Issuer”	10.04
“Affiliate Issuer Accession”	10.04
“Affiliate Issuer Guarantee”	10.04
“Affiliate Transaction”	4.11
“Asset Disposition Offer”	3.09
“Asset Disposition Offer Amount”	3.09
“Asset Disposition Purchase Date”	3.09
“Authentication Order”	2.02
“Change of Control Offer”	4.14
“Change of Control Purchase Date”	4.14
“Change of Control Purchase Price”	4.14
“Covenant Defeasance”	8.03
“cross acceleration provision”	6.01
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Guarantors”	10.01
“Investment Grade Status Period”	4.19
“LCT Election”	4.25
“LCT Test Date”	4.25
“Legal Defeasance”	8.02
“Other Asset Disposition Indebtedness”	3.08
“Note Guarantee”	10.01
“Paying Agent”	2.03
“payment default”	6.01
“Payor”	4.18
“Register”	2.03
“Registrar”	2.03
“Regular Record Date”	2.04
“Reinstatement Date”	4.19
“Relevant Taxing Jurisdiction”	4.18
“Restricted Payment”	4.07
“Successor Company”	5.01
“Taxes”	4.18

Section 1.03 Rules of Construction

Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3) “or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) “will” shall be interpreted to express a command;

(6) provisions apply to successive events and transactions; and

(7) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating

(a) Global Notes. Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more 144A Global Notes, duly executed by the Fold-In Issuer, and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Notes offered and sold to Non-U.S. Persons in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more Regulation S Global Notes, duly executed by the Fold-In Issuer and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Each Global Note shall represent such aggregate principal amount of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby shall from time to time be reduced or increased, as appropriate, by the Registrar, the Paying Agent or the Trustee to reflect exchanges, repurchases, redemptions and transfers of interests therein, in accordance with the terms of this Indenture.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Fold-In Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Ownership of interests in the Global Notes will be limited to Participants and Indirect Participants. Book-Entry Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and its Participants. The Applicable Procedures shall be applicable to Book-Entry Interests in Global Notes.

Except as set forth in Section 2.07(a), the Global Notes may be transferred, in whole and not in part, only to a nominee or a successor of the Depositary.

(b) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

(c) Book-Entry Provisions. Neither Participants nor Indirect Participants shall have any rights either under this Indenture or under any Global Note held on their behalf by the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Fold-In Issuer, the Trustee or any Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(d) Note Forms. The Global Notes and the Definitive Registered Notes shall be issuable only in registered form, substantially in the forms set forth as Exhibit A and Exhibit B hereto, respectively. The Notes shall be issued without coupons and only in denominations of at least $200,000 and in integral multiples of $1,000 in excess thereof.

(e) Additional Notes. Subject to the restrictions contained in Section 4.09, from time to time after the Issue Date the Fold-In Issuer may issue Additional Notes under this Indenture. Any Additional Notes issued as provided for herein will be treated as a single class and as part of the same series as the Initial Notes for all purposes (including voting) under this Indenture.

(f) Dating. Each Note shall be dated the date of its authentication.

Section 2.02 Execution and Authentication

At least one Officer of the Fold-In Issuer must sign the Notes for such Fold-In Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated or at any time thereafter, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Authenticating Agent. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

Upon receipt of an authentication order signed by at least one Officer of the Fold-In Issuer directing the Authenticating Agent to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with (an “Authentication Order”), the Authenticating Agent shall authenticate any Notes. The Authenticating Agent shall authenticate Additional Notes upon receipt of an Authentication Order relating thereto. Each Note shall be dated the date of its authentication.

The Trustee may authenticate Notes as the Fold-In Issuer’s Authenticating Agent. The Trustee may appoint an additional Authenticating Agent or Agents acceptable to the Fold-In Issuer to authenticate Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. Such Authenticating Agent shall have the same rights as the Trustee in any dealings hereunder with any of the Fold-In Issuer’s Affiliates.

Notes authenticated by an Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated hereunder by the Trustee, and every reference in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be subject to acceptance by the Fold-In Issuer and shall at all times be a corporation organized and doing business under, or licensed to do business pursuant to, the laws of the United States of America (including any State thereof or the District of Columbia), the United Kingdom or a jurisdiction in the European Union and authorized under such laws to act as Authenticating Agent, subject to supervision or examination by governmental authorities, if applicable. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 2.02, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 2.02.

Any entity into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided that such entity shall be otherwise eligible under this Section 2.02, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and the Fold-In Issuer. Each of the Trustee and the Fold-In Issuer may at any time terminate the agency of an Authenticating Agent by giving written notice of the termination to that Authenticating Agent and the Fold-In Issuer or the Trustee, as the case may be. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent ceases to be eligible in accordance with the provisions of this Section 2.02, the Trustee may appoint a successor Authenticating Agent acceptable to the Fold-In Issuer. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all of the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 2.02.

The Fold-In Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 2.02.

The initial Authenticating Agent shall be The Bank of New York Mellon.

If an Authenticating Agent is appointed with respect to the Notes pursuant to this Section 2.02, the Notes may have endorsed thereon, in addition to or in lieu of the Trustee’s certification of authentication, an alternative certificate of authentication in the following form:

“This is one of the Notes referred to in the within-mentioned Indenture.

[NAME OF AUTHENTICATING AGENT], as Authenticating Agent

By:
Authorized Signatory”

Section 2.03 Registrar and Paying Agent

The Fold-In Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in each of (a) London, England (the “Principal Paying Agent”) and (b) the Borough of Manhattan, City of New York. The Bank of New York Mellon, London Branch will initially act as Principal Paying Agent in London and The Bank of New York Mellon will initially act as Paying Agent in New York.

The Fold-In Issuer will also maintain one or more registrars (each, a “Registrar”) for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require. The Fold-In Issuer will also maintain a transfer agent. The initial Registrar for the Notes will be The Bank of New York Mellon. The initial transfer agent with respect to the Notes will be The Bank of New York Mellon. The Registrar will maintain a register on behalf of the Fold-In Issuer for so long as the Notes remain outstanding reflecting ownership of Definitive Registered Notes outstanding from time to time (the “Register”). The Paying Agents will effect payments on, and the transfer agents will facilitate transfer of, Definitive Registered Notes on behalf of the Fold-In Issuer. In the event that the Notes are no longer listed, the Fold-In Issuer or its agent will maintain a register reflecting ownership of the Notes.

The parties hereto acknowledge that the Fold-In Issuer has appointed The Bank of New York Mellon, London Branch, at its Corporate Trust Office, as Principal Paying Agent, and The Bank of New York Mellon, at 101 Barclay Street, New York, New York 10286, as Paying Agent, Registrar and Transfer Agent. The Fold-In Issuer acknowledges that The Bank of New York Mellon, London Branch, and The Bank of New York Mellon have accepted such appointment. So long as The Bank of New York Mellon, London Branch and The Bank of New York Mellon serve in such capacities, Section 7.07 shall apply to them as if they were Trustee hereunder.

The Fold-In Issuer may appoint one or more additional Paying Agents and the term “Paying Agent” shall include any such additional Paying Agent, as applicable. Upon notice to the Trustee, the Fold-In Issuer may change any Paying Agent, Registrar or Transfer Agent and the Fold-In Issuer may act as the Paying Agent; provided, however, that in no event may the Fold-In Issuer act as Paying Agent or appoint a Paying Agent in any member state of the European Union where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Paying Agent would be so obliged if it were located in all other member states.

The Fold-In Issuer shall notify the Trustee of the name and address of any Agent appointed after the Issue Date. If the Fold-In Issuer fails to maintain a Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07.

Section 2.04 Holders to Be Treated as Owners; Payments of Interest

(a) Except as otherwise ordered by a court of competent jurisdiction or required by applicable law, the Fold-In Issuer, the Paying Agents, the Registrar, the Trustee and any agent of the Fold-In Issuer, any Paying Agent, the Registrar or the Trustee shall deem and treat the Holder of a Note as the absolute owner of such Note for the purpose of receiving payment of or on account of the principal, premium or interest on such Note and for all other purposes; and neither the Fold-In Issuer, any Paying Agent, the Registrar, the Trustee nor any agent of the Fold-In Issuer, any Paying Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note.

(b) Notwithstanding the foregoing, nothing herein shall prevent the Fold-In Issuer, the Trustee or the Agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary or its nominees, the Participants or any other person, the operation of customary practices of such persons governing the exercise of the rights of a Holder.

(c) A Holder of a Note at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to the Regular Record Date and prior to such Interest Payment Date, except if and to the extent the Fold-In Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid in accordance with Section 2.13. The term “Regular Record Date” as used with respect to any Interest Payment Date for the Notes shall mean the date specified as such in the Notes.

Section 2.05 Paying Agent to Hold Money

The Paying Agent shall hold for the benefit of the Holders or the Trustee all money received by the Paying Agent for the payment of principal, premium, interest or Additional Amounts on the Notes (whether such money has been paid to it by the Fold-In Issuer or any other obligor on the Notes), and the Fold-In Issuer and the Paying Agent shall notify the Trustee of any Default by the Fold-In Issuer (or any other obligor on the Notes) in making any such payment. For the avoidance of doubt, the Paying Agent acts as agent and not trustee under this Indenture. Money held by a Paying Agent need not be segregated (other than when the Fold-In Issuer acts as a Paying Agent), except as required by law, and in no event shall any Paying Agent be liable for any interest on any money received by it hereunder. The Fold-In Issuer at any time may require the Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may, if such a Default has occurred and is continuing, require any Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed. Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 2.06 Holder Lists

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar and the Registrar maintains such a list on behalf of the Fold-In Issuer, the Fold-In Issuer will furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.07 Transfer and Exchange

(a) Transfer and Exchange of Global Notes.

(1) A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(2) All Global Notes will be exchanged by the Fold-In Issuer for Definitive Registered Notes:

(A) if the Depositary notifies the Fold-In Issuer that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Fold-In Issuer within 120 days;

(B) in whole, but not in part, if the Fold-In Issuer or the Depositary so request following an Event of Default; or

(C) if the Holder of a Book-Entry Interest requests such exchange in writing delivered through the Depositary following an Event of Default.

Upon the occurrence of any of the preceding events in clauses (A) through (C) above, the Fold-In Issuer shall issue or cause to be issued Definitive Registered Notes in such names as the Depositary, shall instruct the Trustee and such transfer or exchange shall be recorded in the applicable Register.

(3) Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08 and Section 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.08 or Section 2.11, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note (including a Definitive Registered Note), other than as provided in this Section 2.07(a).

(b) General Provisions Applicable to Transfers and Exchanges of the Notes. The transfer and exchange of Book-Entry Interests shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of Book-Entry Interests in the Global Notes (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note) shall require compliance with this Section 2.07(b), as well as one or more of the other following subparagraphs of this Section 2.07, as applicable.

In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Trustee and the Paying Agent must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given in accordance with the Applicable Procedures containing information regarding the Participants’ accounts to be debited with such decrease and credited with such increase, as applicable.

In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note, the Paying Agent and the Registrar must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary, to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant directing the Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Trustee and the Paying Agent must receive (i) a written order directing the Depositary to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged and (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase.

Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Paying Agent, the Registrar or the Trustee as specified in this Section 2.07, shall endorse the relevant Global Note(s) with any increase or decrease and instruct the Depositary to reflect such increase or decrease in its systems.

(c) Transfer of Book-Entry Interests in a Regulation S Global Note to Book-Entry Interests in a 144A Global Note. A Book-Entry Interest in a Regulation S Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a 144A Global Note, only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate to the effect set forth in Exhibit C hereto, including the certification in item (1) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to such Regulation S Global Note and increase Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(d) Transfer of Book-Entry Interests in a 144A Global Note to Book-Entry Interests in a Regulation S Global Note. A Book-Entry Interest in a 144A Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate from the Holder of such Book-Entry Interest in the form of Exhibit C hereto, including the certifications in item (2) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall increase Schedule A to such Regulation S Global Note and decrease Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(e) Transfer of Book-Entry Interests in Global Notes to Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note if the transfer complies with the requirements of Section 2.07(a) and Section 2.07(b) above and:

(1) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note to a QIB in reliance on Rule 144A, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof; or

(2) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note in reliance on Regulation S, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such transfer; (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC; and (iii) deliver to the Registrar the instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such transfer. The Registrar shall record the transfer in the Register and shall cause all Definitive Registered Notes issued in connection with a transfer pursuant to this Section 2.07(e) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so transferred and registered and in the names set forth in the instructions received by the Registrar.

(f) Transfer of Definitive Registered Notes to Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may transfer such Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note only if:

(1) in the case of a transfer by a Holder of Definitive Registered Note to a person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A who takes delivery thereof in the form of a Book-Entry Interest in a Rule 144A Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

Upon satisfaction of the foregoing conditions, the Registrar shall (i) deliver the Definitive Registered Notes to the Trustee for cancellation pursuant to Section 2.12; (ii) record such transfer on the Register; (iii) instruct the Depositary to deliver (A) in the case of a transfer pursuant to Section 2.07(f)(1), a Regulation S Global Note, and (B) in the case of a transfer pursuant to Section 2.07(f)(2), a 144A Global Note; (iv) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such transfer; and (v) thereafter, return the Global Notes to the Depositary, together with all information regarding the Participant accounts to be credited in connection with such transfer.

(g) Exchanges of Book-Entry Interests in Global Notes for Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may exchange such Book-Entry Interest for a Definitive Registered Note if the exchange complies with the requirements of Section 2.07(a) and Section 2.07(b) above and the Trustee receives the following:

(1) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Regulation S Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in items (a) thereof;

(2) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a 144A Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto including the certifications in item (a) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the relevant Global Note to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such exchange; and thereafter return the Global Note to the Depositary, together with all information regarding the Participant accounts to be debited in connection with such exchange; and (ii) deliver to the Registrar instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such exchange. The Registrar shall record the exchange in the Register and shall cause all Definitive Registered Notes issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.07(g) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so exchanged and registered and in the names set forth in the instructions received by the Registrar.

(h) Exchanges of Definitive Registered Notes for Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may exchange such Note for a Book-Entry Interest in a Global Note if such exchange complies with Section 2.07(b) above and the Trustee receives the following documentation:

(1) if the Holder of a 144A Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a 144A Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof; or

(2) if the Holder of a Regulation S Definitive Registered Notes proposes to exchange such Notes for a Book-Entry Interest in a Regulation S Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof.

Upon satisfaction of the foregoing conditions, the transfer agent shall (i) cancel such Note pursuant to Section 2.12; (ii) request that the Registrar record such exchange on the Register; and (iii) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such exchange.

(i) Transfer of Definitive Registered Notes for Definitive Registered Notes. Any Holder of a Definitive Registered Note may transfer such Note to a Person who takes delivery thereof in the form of Definitive Registered Notes if the transfer complies with Section 2.07(b) above and the Registrar receives the following additional documentation:

(1) in the case of a transfer by a Holder of Definitive Registered Notes pursuant to Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof; or

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof.

Upon the receipt of any Definitive Registered Note, the transfer agent shall cancel such Note pursuant to Section 2.12 and the Trustee shall complete and deliver to the Fold-In Issuer (i) in the case of a transfer pursuant to Section 2.07(i)(1), a Regulation S Definitive Registered Note and (ii) in the case of a transfer pursuant to Section 2.07(i)(2), a 144A Definitive Registered Note. The Trustee shall cause all Definitive Registered Notes issued in exchange in connection with a transfer pursuant to this Section 2.07(i) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Definitive Registered Notes so transferred and registered in the names set forth in the instructions received by the Registrar.

(j) Legends.

(1) Private Placement Legend. The following legend shall appear on the face of all Notes issued under this Indenture, unless the Fold-In Issuer determines otherwise in compliance with applicable law:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE

U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)) BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH

RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50 MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED.”

(2) Global Note Legend. Each Global Note shall also bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE; (II) THE TRUSTEE OR THE TRANSFER AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE; AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(k) Cancellation. At such time as all Book-Entry Interests have been exchanged for Definitive Registered Notes or all Global Notes have been redeemed or repurchased, the Global Notes shall be returned to the Trustee for cancellation in accordance with Section 2.12.

(l) General Provisions Relating to Registration of Transfers and Exchanges. To permit registration of transfers and exchanges, the Fold-In Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Registered Notes upon the Fold-In Issuer’s order in accordance with the provisions of Section 2.02.

(1) No service charge shall be made to a Holder for any registration of transfer or exchange, but the Fold-In Issuer may require payment of a sum sufficient to cover any taxes, duties or governmental charge payable in connection therewith (other than any such taxes, duties or governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 4.10, 4.14 and 9.05).

(2) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes shall be the valid obligations of the Fold-In Issuer, evidencing the same debt and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(3) The Fold-In Issuer shall not be required to register the transfer of, or, to exchange, Definitive Registered Notes:

(A) for a period beginning at the opening of business 15 calendar days before any Redemption Date and ending at the close of business on the Redemption Date;

(B) for a period beginning at the opening of business 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part, and ending at the close of business on the date on which such Notes are selected;

(C) for a payment period of 15 calendar days before any Regular Record Date with respect to any Interest Payment Date; or

(D) which the registered Holder of Notes has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer.

(4) The Fold-In Issuer, the Trustee, the Registrar and the Paying Agents will be entitled to treat the registered Holder of a Note as the owner thereof for all purposes.

(5) The Fold-In Issuer shall not be required to register the transfer or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The Trustee shall have no responsibility for any actions or omissions of the Depositary.

Section 2.08 Replacement Notes

(a) If any mutilated Note is surrendered to a Paying Agent, the Registrar or the Trustee or the Fold-In Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Fold-In Issuer will issue and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s and/or the Authenticating Agent’s requirements are met. If required by the Trustee or the Fold-In Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Fold-In Issuer to protect the Fold-In Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Fold-In Issuer and the Trustee may charge for their expenses in replacing a Note, including reasonable fees and expenses of counsel. In the event any such mutilated, lost, destroyed or stolen Note has become or is about to become due and payable, the Fold-In Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

(b) The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or stolen Notes.

(c) Every replacement Note issued pursuant to this Section 2.08 is an additional obligation of the Fold-In Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.09 Outstanding Notes

The Notes outstanding at any time are all the Notes authenticated by the Authenticating Agent except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.09 as not outstanding. Except as set forth in Section 2.10, a Note does not cease to be outstanding because the Fold-In Issuer or an Affiliate of the Fold-In Issuer holds the Note; however, Notes held by the Fold-In Issuer or a Subsidiary of the Fold-In Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a).

If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Fold-In Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a Redemption Date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

Section 2.10 Treasury Notes

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Fold-In Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Fold-In Issuer, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.11 Temporary Notes

Until certificates representing Notes are ready for delivery, the Fold-In Issuer may prepare and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Fold-In Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Fold-In Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.12 Cancellation

The Fold-In Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes. Certification of the destruction of all cancelled Notes will be delivered to the Fold-In Issuer. The Fold-In Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.13 Defaulted Interest

If the Fold-In Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Fold-In Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Fold-In Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Fold-In Issuer (or, upon the written request of the Fold-In Issuer, the Trustee in the name and at the expense of the Fold-In Issuer) will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 CUSIP, ISIN or Common Code Number

The Fold-In Issuer in issuing the Notes may use a “CUSIP”, an “ISIN” or “Common Code” number and, if so, such CUSIP, ISIN or Common Code number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or Common Code number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Fold-In Issuer will promptly notify the Trustee and each Agent of any change in any CUSIP, Common Code and/or ISIN number.

Section 2.15 Deposit of Moneys

One Business Day prior to each Interest Payment Date, the maturity date of the Notes, each Redemption Date and each payment date relating to an Asset Disposition Offer or a Change of Control Offer, and on the Business Day immediately following any acceleration of the Notes pursuant to Section 6.02, the Fold-In Issuer shall deposit with a Paying Agent in immediately available funds money in U.S. dollars, sufficient to make cash payments, if any, due on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be. All such payments so made to a Paying Agent, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note. Subject to receipt of such funds by such time, each Paying Agent shall remit such payment in a timely manner on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be, to the Persons and in the manner set forth in paragraph (B) of the Notes.

Section 2.16 Actions of Agents

The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee

If the Fold-In Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 or Section 3.10 or pursuant to Section 4.14(d), they must furnish to the Trustee, at least 10 days but not more than 60 days before a Redemption Date, an Officer’s Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the Redemption Date and the record date;

(3) the principal amount of Notes to be redeemed;

(4) the redemption price; and

(5) the CUSIP, ISIN or Common Code numbers, as applicable.

Any notices in connection with such redemption shall be given by the Fold-In Issuer or the Company pursuant to Section 14.01(d) and Section 14.01(e), as applicable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased; Notices

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis (or, in the case of Notes issued in global form, based on the procedures of the Depositary) unless otherwise required by law or applicable stock exchange or depositary requirements, although no Notes of $200,000 or less can be redeemed in part. The Trustee and Registrar will not be liable for selections made by it in accordance with this paragraph. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

For Notes which are represented by Global Notes held on behalf of the Depositary, notices may be given by delivery of the relevant notices to the Depositary for communication to entitled account holders in substitution for the aforesaid delivery.

Section 3.03 Notice of Redemption

Subject to the provisions of Section 3.07, at least 10 calendar days but not more than 60 calendar days before a Redemption Date, the Fold-In Issuer will deliver or cause to be delivered, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12.

The notice will identify the Notes to be redeemed and will state:

(1) the Redemption Date and the record date;

(2) the redemption price;

(3) the CUSIP, ISIN and/or Common Code number(s), if any;

(4) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(5) the name and address of the Paying Agent;

(6) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(7) that, unless the Fold-In Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date (or such other date specified in Section 4.14(d) to the extent applicable);

(8) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP, ISIN and/or Common Code, if any, listed in such notice or printed on the Notes.

At the Fold-In Issuer’s request, the Trustee will give the notice of redemption in the Fold-In Issuer’s name and at its expense; provided, however, that the Fold-In Issuer has delivered to the Trustee, at least 15 days prior to the Redemption Date or such shorter period as the Trustee may agree, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption

Once notice of redemption is delivered in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the Redemption Date at the redemption price; provided, however, that a notice of redemption may be conditional except as otherwise set forth in this Article 3.

Section 3.05 Deposit of Redemption or Purchase Price

One Business Day prior to the Redemption Date or repurchase date, the Fold-In Issuer will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or repurchased on that date. The Trustee or the Paying Agent will promptly return to the Fold-In Issuer any money deposited with the Trustee or the Paying Agent by the Fold-In Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

If the Fold-In Issuer complies with the provisions of the preceding paragraph, on and after the Redemption Date or repurchase date (or such other date specified in Section 4.14(d), to the extent applicable), interest will cease to accrue on the Notes or the portions of Notes called for redemption or repurchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or repurchase is not so paid upon surrender for redemption or repurchase because of the failure of the Fold-In Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the Redemption Date or repurchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Repurchased in Part

Upon surrender of a Note that is redeemed in part, the Fold-In Issuer will issue and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent will authenticate for the Holder at the expense of the Fold-In Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered; provided that any Definitive Registered Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

Section 3.07 Optional Redemption

(a) Except as set forth in Section 3.07(b), Section 3.07(d), Section 3.08, Section 3.10 and Section 4.14(d), the Notes are not redeemable until September 15, 2022.

(b) At any time prior to September 15, 2022, the Fold-In Issuer may redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received sufficient funds from Fold-In Issuer to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(c) On or after September 15, 2022, the Fold-In Issuer may redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period commencing on September 15 of the years set out below:

Year	Redemption Price
2022	103.438%
2023	101.719%
2024	101.859%
2025 and thereafter	100.000%

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received from the Fold-In Issuer sufficient funds to pay the full redemption price payable to the holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(d) At any time, or from time to time, prior to September 15, 2022, the Fold-In Issuer may, at its option, use the Net Cash Proceeds of one or more Equity Offerings to redeem, upon not less than 10 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under the Indenture (including the principal amount of any Additional Notes) at a redemption price of 106.875% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the

Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided that:

(1) at least 50% of the principal amount of the Notes (which includes Additional Notes, if any) issued under this Indenture remains outstanding immediately after any such redemption; and

(2) the Fold-In Issuer makes such redemption not more than 180 days after the consummation of any such Equity Offering.

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received from the Fold-In Issuer sufficient funds to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to holders whose Notes will be subject to redemption.

(e) Any redemption pursuant to this Section 3.07, Section 3.10 and Section 4.14(d) shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08 Redemption for Taxation Reasons

The Fold-In Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Fold-In Issuer determines that, as a result of:

(a) any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation; or

(b) any change in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), the relevant Payor (as defined below) is, or on the next Interest Payment Date in respect of the Notes or any Note Guarantee would be, required to pay more than de minimis Additional Amounts (but if the relevant Payor is a Guarantor, then only if the payment giving rise to such requirement cannot be made by the Fold-In Issuer or another Guarantor without the obligation to pay Additional Amounts), and such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction). The Change in Tax Law must become effective on or after the date of the CWC Group Assumption (or, if the relevant jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under the Indenture). In the case of a successor to the Fold-In Issuer or a relevant Guarantor, the Change in Tax Law must become effective after the date that such entity first makes payment on the Notes or the Note Guarantee. Notice of redemption for taxation reasons will be published in accordance with Section 3.03. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts and (b) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication, delivery or mailing of any notice of redemption of the Notes pursuant to the foregoing, the Fold-In Issuer will deliver to the Trustee (a) an Officer’s Certificate stating that the Fold-In Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that it cannot avoid the obligations to pay Additional Amounts (but if the relevant Payor is a Guarantor, then only if the payment giving rise to such requirement cannot be made by the Fold-In Issuer or another Guarantor without obligation to pay Additional Amounts) by taking reasonable measures available to it; and (b) an opinion of an independent tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the existence of satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders of the Notes.

The foregoing provisions will apply mutatis mutandis to any successor to the Fold-In Issuer after such successor person becomes a party to the Indenture.

Section 3.09 Offer to Purchase by Application of Excess Proceeds

In the event that, pursuant to Section 4.10 the Fold-In Issuer is required to make an offer to all Holders to purchase Notes (an “Asset Disposition Offer”), it will follow the procedures specified below.

On the 366th day (or the 546th day, in the case of any Net Available Cash committed to be used pursuant to a definitive binding agreement or commitment approved by the Board of Directors or senior management of the Company or the Affiliate Issuer pursuant to Section 4.10(b)(3)) after an Asset Disposition (or at such earlier date that the Company or the Affiliate Issuer may elect), if the aggregate amount of Excess Proceeds exceeds $250.0 million, the Fold-In Issuer will be required to make an offer (“Asset Disposition Offer”) to all Holders of Notes and to the extent notified by the Fold-In Issuer in such notice, to all holders of other Indebtedness of the Company, the Affiliate Issuer, the Fold-In Issuer or any Subsidiary Guarantor that does not constitute Subordinated Obligations (“Other Asset Disposition Indebtedness”), to purchase the maximum principal amount of Notes and any such Other Asset Disposition Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Asset Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in this Section 3.09 or the agreements governing the Other Asset Disposition Indebtedness, as applicable, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof.

To the extent that the aggregate amount of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company and the Affiliate Issuer may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and Other Asset Disposition Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Other Asset Disposition Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of a date selected by the Company or the Affiliate Issuer that is prior to the Asset Disposition Purchase Date (as defined below). Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

No later than five Business Days after the termination of the Asset Disposition Offer (the “Asset Disposition Purchase Date”), the Fold-In Issuer will purchase the principal amount of Notes and Other Asset Disposition Indebtedness required to be purchased pursuant to this Section 3.09 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Other Asset Disposition Indebtedness validly tendered in response to the Asset Disposition Offer.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than the currency in which the Notes are denominated, the amount thereof payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated that is actually received by the Fold-In Issuer upon converting such portion into such currency.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Fold-In Issuer will send deliver a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.09 and Section 4.10 and the length of time the Asset Disposition Offer will remain open;

(2) the Asset Disposition Offer Amount, the purchase price and the Asset Disposition Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Fold-In Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of $200,000 and in integral multiples of $1,000 in excess thereof;

(6) that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Fold-In Issuer, the Depositary, if appointed by the Fold-In Issuer, or a Paying Agent at the address specified in the notice at least three days before the Asset Disposition Purchase Date;

(7) that Holders will be entitled to withdraw their election if the Fold-In Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Asset Disposition Offer, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes and Other Asset Disposition Indebtedness surrendered by Holders thereof exceeds the Asset Disposition Offer Amount, the Fold-In Issuer will select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such Other Asset Disposition Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Fold-In Issuer so that only Notes in denominations of $200,000 and in integral multiples of $1,000 in excess thereof will be purchased); and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Asset Disposition Purchase Date, the Fold-In Issuer or the Affiliate Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Other Asset Disposition Indebtedness or portions of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Fold-In Issuer in accordance with the terms of this Section 3.09. The Fold-In Issuer or the Paying Agent, as the case may be, will promptly (but in any case on or prior to the Asset Disposition Purchase Date) mail or deliver to each tendering Holder of Notes or holder or lender of Other Asset Disposition Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Fold-In Issuer for purchase, and the Fold-In Issuer will promptly issue a new Note, and the Trustee (or its authenticating agent), upon delivery of an Officer’s Certificate from the Company will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such Holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. In addition, the Fold-In Issuer will take any and all other actions required by the agreements governing the Other Asset Disposition Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Fold-In Issuer to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with the provisions of Section 3.09 or Section 4.10, the Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Other than as specifically provided in this Section 3.09, any purchase pursuant to this Section 3.09 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.10 Optional Redemption upon Certain Tender Offers

(a) In connection with any tender offer or other offer to purchase for all of the Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in such tender offer and the Fold-In Issuer, or any third party making such tender offer in lieu of the Fold-In Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, the Fold-In Issuer or such third party will have the right, at any time, upon not less than 10 nor more than 60 days’ notice following such purchase date, to redeem all Notes that remain outstanding following such purchase at a price equal to the price paid to each other holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption.

(b) If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

Section 3.11 Mandatory Redemption

The Fold-In Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

ARTICLE 4

COVENANTS

Section 4.01 Payments on the Notes

(a) The Fold-In Issuer shall pay or cause to be paid the principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Fold-In Issuer, holds on the Business Day prior to the due date, money deposited by the Fold-In Issuer in immediately available funds and designated for and sufficient to pay all principal, premium and Additional Amounts, if any, and interest then due.

Principal of, interest, premium and Additional Amounts, if any, on Global Notes will be payable at the corporate trust office or agency of the Principal Paying Agent maintained in London, England, for such purposes. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the Holder of the Global Notes in accordance with the procedures of DTC.

Principal of, interest, premium and Additional Amounts, if any, on any Definitive Registered Notes will be payable at office or agency of the Paying Agent in any location required to be maintained for such purposes pursuant to Section 2.03. In addition, interest on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the Register for such Definitive Registered Notes.

If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holders thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

(b) The Fold-In Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency

The Fold-In Issuer shall maintain the offices and agencies specified in Section 2.03. The Fold-In Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Fold-In Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee. For the avoidance of doubt, the Trustee shall not be required to act as Registrar.

The Fold-In Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Fold-In Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Fold-In Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Fold-In Issuer in accordance with Section 2.03.

Section 4.03 Reports

(a) So long as the Notes are outstanding, the Company, the Fold-In Issuer or the Affiliate Issuer will provide to the Trustee without cost to the Trustee (who, at the Fold-In Issuer’s expense, will provide to the Holders) and, in each case of clauses (1), (2) and (3) of this Section 4.03, will post on its, the Reporting Entity’s or the Ultimate Parent’s website (or make similar disclosure) the following (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee and the Holders of the Notes):

(1) within 150 days after the end of each fiscal year, audited combined or Consolidated balance sheets of the Reporting Entity as of the end of the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence) and audited combined or Consolidated income statements and statements of cash flow of the Reporting Entity for the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence), in each case prepared in accordance with IFRS, including appropriate footnotes to such financial statements, and a report of the independent public accountants on the financial statements; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(2) within 75 days after the first half of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for the first half of such fiscal year, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(3) within 75 days after the end of each of the first and third quarters of each fiscal year, to the extent the Reporting Entity is not required under the English law to provide financial statements, a report or announcement disclosing the Reporting Entity’s revenue, ending period cash on balance sheet, net debt and capital expenditures, accompanied by customary management commentary (an “interim management statement”); provided that beginning with the next fiscal quarter following an election to change to a L2QA Test Period in accordance with the definition of “Test Period”, the Company or the Affiliate Issuer shall no longer provide any financial statements pursuant to Section 4.03(a)(2) and instead will provide, within 75 days after the end of each of the first three quarters of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for such quarter, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses; and

(4) within 10 days after the occurrence of such event, information with respect to (a) any change in the independent public accountants of the Reporting Entity (unless such change is made in conjunction with a change in the auditor of the Ultimate Parent), (b) any material acquisition or disposal of the Reporting Entity and its Restricted Subsidiaries, taken as a whole, (c) any material development in the business of the Reporting Entity and its Restricted Subsidiaries, taken as a whole and (d) the Group Refinancing Transactions.

(b) If the Company or the Affiliate Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Reporting Entity, then the annual, semi-annual and quarterly financial statements required by Section 4.03(a)(1), Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall include a reasonably detailed presentation, either on the face of the financial statements, in the footnotes thereto or in a separate report delivered therewith, of the financial condition and results of operations of the Reporting Entity and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(c) Following any election by the Reporting Entity to change its accounting principles in accordance with the definition of IFRS set forth under Section 1.01, the annual, semi-annual and quarterly information required by Section 4.03(a)(1) and Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall include any reconciliation presentation required by clause (2)(a) of the definition of IFRS set forth under Section 1.01.

(d) Notwithstanding the foregoing, the Company may satisfy its obligations under Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, by (i) prior to an Affiliate Issuer Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly information of the Company or any Parent of the Company and, (ii) following an Affiliate Issuer Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly financing information of C&W Parent or any Parent of C&W Parent. Following any such election, references in this Section 4.03 to the “Reporting Entity” shall be deemed to refer to the Company or any such Parent of the Company (as the case may be). Nothing contained in this Indenture shall preclude the Reporting Entity from changing its fiscal year end

(e) To the extent that material differences exist between the business, assets, results of operations or financial condition of (i) the Reporting Entity and (ii) the Company, the Affiliate Issuer and the Restricted Subsidiaries (excluding, for the avoidance of doubt, the effect of any intercompany balances between the Reporting Entity and the Company, the Affiliate Issuer and the Restricted Subsidiaries), the annual financial statements, semi-annual financial statements and quarterly information required by Section 4.03(a)(1), Section 4.03(a)(2) and Section 4.03(a)(3), as applicable shall give a reasonably detailed description of such differences and include an unaudited reconciliation of the Reporting Entity’s financial statements to the financial statements of the Company, the Affiliate Issuer and the Restricted Subsidiaries.

(f) In addition, so long as the Notes remain outstanding and during any period during which the Reporting Entity is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) of the Exchange Act, the Reporting Entity shall furnish to the Holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Section 4.04 Compliance Certificate

(a) The Fold-In Issuer or the Affiliate Issuer, as applicable, shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating that, in the course of the performance by the signers of their duties as officers of the Fold-In Issuer they would normally have knowledge of any Default, and further stating whether or not the signers know of any Default that occurred during such period.

(b) The Fold-In Issuer shall, so long as any of the Notes are outstanding, deliver to the Trustee within 30 days after the occurrence of any Default or Event of Default an Officer’s Certificate specifying such Default or Event of Default, its status and what action the Fold-In Issuer or the Affiliate Issuer, as applicable, is taking or proposes to take with respect thereto.

Section 4.05 Taxes

The Fold-In Issuer and the Affiliate Issuer will pay, and will cause each of its respective Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders of the Notes.

Section 4.06 Stay, Extension and Usury Laws

Each of the Fold-In Issuer and the Affiliate Issuer agrees (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Fold-In Issuer and the Affiliate Issuer agrees (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments

(a) The Company and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly:

(1) to declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company, the Affiliate Issuer or any of the Restricted Subsidiaries) except:

(A) dividends or distributions payable in Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans; and

(B) dividends or distributions payable to the Company, the Affiliate Issuer or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary of the Company or the Affiliate Issuer, as applicable, to its other holders of common Capital Stock on a pro rata basis);

(2) to purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company, the Affiliate Issuer, or any Affiliate Subsidiary or any Parent of the Company, the Affiliate Issuer, or any Affiliate Subsidiary held by Persons other than the Company, the Affiliate Issuer or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans);

(3) to purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than (x) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement or (y) Indebtedness permitted under Section 4.09(b)(2)); or

(4) to make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clause (1) through clause (4) above is referred to herein as a “Restricted Payment”), if at the time the Company, the Affiliate Issuer or such Restricted Subsidiary makes such Restricted Payment:

(A) in the case of a Restricted Payment other than a Restricted Investment, an Event of Default shall have occurred and be continuing (or would result therefrom); or

(B) except in the case of a Restricted Investment, if such Restricted Payment is made in reliance on Section 4.07(a)(C)(i), the Company, the Affiliate Issuer and the Restricted Subsidiaries are not able to Incur an additional $1.00 of Indebtedness pursuant to Section 4.09(a) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to April 1, 2015 and not returned or rescinded (excluding all Restricted Payments permitted by Section 4.07(b) would exceed the sum of:

(i)	an amount equal to 100% of the Consolidated EBITDA for the period beginning on the first day of the first full fiscal quarter commencing prior to April 1, 2015 to the end of the Reporting Entity’s most recently ended full fiscal quarter ending prior to the date of such Restricted Payment for which internal Consolidated financial statements of the Reporting Entity are available, taken as a single accounting period, less the product of 1.4 times the Consolidated Interest Expense for such period;

(ii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Company or the Affiliate Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans or other capital contributions subsequent to April 1, 2015 (other than (A) Net Cash Proceeds received from an issuance or sale of such Capital Stock to the Company, the Affiliate Issuer or a Restricted Subsidiary or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, the Affiliate Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (B) Excluded Contributions, (C) Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend, or (D) any property received in connection with Section 4.07(b)(26);

(iii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Company, the Affiliate Issuer or any Restricted Subsidiary from the issuance or sale (other than to the Company, the Affiliate Issuer or a Restricted Subsidiary) by the Company, the Affiliate Issuer or any Restricted Subsidiary subsequent to April 1, 2015 of any Indebtedness that has been converted into or exchanged for Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans;

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries subsequent to April 1, 2015 resulting from:

(1)	repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company, the Affiliate Issuer or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company, the Affiliate Issuer or any Restricted Subsidiary; or

(2)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued, in each case, as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company, the Affiliate Issuer or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (C)(iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included in Consolidated EBITDA for the purposes of clause (C)(i) to the extent that it is (at the Company’s option) included under this clause (C)(iv);

(v)	without duplication of amounts included in clause (C)(iv) above, the amount by which Indebtedness of the Company or the Affiliate Issuer is reduced on the Company’s or the Affiliate Issuer’s Consolidated balance sheet, as applicable, upon the conversion or exchange of any Indebtedness of the Company or the Affiliate Issuer issued after April 1, 2015, which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or the Affiliate Issuer, as applicable, held by Persons not including the Company or the Affiliate Issuer or any of their Restricted Subsidiaries, as applicable (less the amount of any cash or the fair market value of other property or assets distributed by the Company or the Affiliate Issuer upon such conversion or exchange); and

(vi)	100% of the Net Cash Proceeds and the fair market value of marketable securities, or other property or assets, received by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries in connection with: (A) the sale or other disposition (other than to the Company, the Affiliate Issuer or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company, the Affiliate Issuer or any Subsidiary of the Company or of the Affiliate Issuer for the benefit of its employees to the extent funded by the Company, the Affiliate Issuer or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary; and (B) any dividend or distribution made by an Unrestricted Subsidiary to the Company, the Affiliate Issuer or a Restricted Subsidiary; provided, however, that no amount will be included in Consolidated Net Income for the purposes of clause (C)(i) above to the extent that it is (at the Company’s option) included under this clause (vi).

The fair market value of property or assets other than cash for, purposes of this Section 4.07, shall be the fair market value thereof as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer.

(b) Section 4.07(a) will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Subordinated Shareholder Loans or Subordinated Obligations of the Company or the Affiliate Issuer made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the sale or issuance within 90 days of Subordinated Shareholder Loans, or Capital Stock of the Company or the Affiliate Issuer (other than Disqualified Stock or Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, the Affiliate Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), or a substantially concurrent capital contribution to the Company or the Affiliate Issuer; provided, however, that the Net Cash Proceeds from such sale or issuance of Capital Stock or Subordinated Shareholder Loans or from such capital contribution will be excluded from clause (2)(C)(ii) of Section 4.07(a);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company, the Affiliate Issuer or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Subordinated Obligations of the Company, the Affiliate Issuer or such Restricted Subsidiary that is permitted or otherwise not prohibited to be Incurred pursuant to Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company, the Affiliate Issuer or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of Disqualified Stock of the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, that, in each case, is permitted or not otherwise prohibited to be Incurred pursuant to Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(5) the purchase, repurchase, defeasance, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company, the Affiliate Issuer or any Restricted Subsidiary or any parent of the Company or the Affiliate Issuer held by any existing or former employees or management of the Company, the Affiliate Issuer or any Subsidiary of the Company or of the Affiliate Issuer or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (5) will not exceed an amount equal to $10.0 million in the aggregate during any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of, or otherwise not prohibited to be Incurred pursuant to, Section 4.09;

(7) purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(8) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation:

(A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control;

(B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to those of Section 3.09 and Section 4.10;

provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Fold-In Issuer has made (or has caused to be made) the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in Section 3.09, Section 4.10 or Section 4.14, as the case may be, with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; or

(C) (i) consisting of Acquired Indebtedness (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was designated an Affiliate Issuer or an Affiliate Subsidiary or was otherwise acquired by the Company, the Affiliate Issuer or a Restricted Subsidiary) and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(9) dividends, loans, advances or distributions to any Parent or other payments by the Company, the Affiliate Issuer or any Restricted Subsidiary in amounts equal to:

(A) the amounts required for any Parent to pay Parent Expenses;

(B) the amounts required for any Parent to pay Public Offering Expenses or fees and expenses related to any other equity or debt offering of such Parent that are directly attributable to the operation of the Company, the Affiliate Issuer and the Restricted Subsidiaries;

(C) the amounts required for any Parent to pay Related Taxes or, without duplication, pursuant to any tax sharing agreement or arrangement between or among the Ultimate Parent, the Fold-In Issuer, the Affiliate Issuer or any other Person or a Restricted Subsidiary; and

(D) amounts constituting payments satisfying the requirements of clauses (11), (12) and (23) of Section 4.11(b);

(10) Restricted Payments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments in exchange for or using as consideration Investments previously made under this clause (10);

(11) payments by the Company or the Affiliate Issuer, or loans, advances, dividends or distributions to any Parent to make payments to holders of Capital Stock of the Company, the Affiliate Issuer or any Parent in lieu of the issuance of fractional shares of such Capital Stock;

(12) Restricted Payments in relation to any tax losses received by the Company, the Affiliate Issuer or any Restricted Subsidiary from the Ultimate Parent or any of its Subsidiaries (other than Company, the Affiliate Issuer or any Restricted Subsidiary); provided that (i) such Restricted Payments shall only be made in relation to such tax losses in an amount equal to the amount of tax that would have otherwise been required to be paid by the Company, the Affiliate Issuer or any Restricted Subsidiary if those tax losses were not so received and such payment shall only be made in the tax year in which such losses are utilized by the Company, the Affiliate Issuer or any Restricted Subsidiary or (ii) such payments shall only be made in relation to such tax losses in an amount not exceeding, in any financial year, the greater of $150.0 million and 2.0% of Total Assets (with any unused amounts in any financial year being carried over to the next succeeding financial year);

(13) so long as no Default or Event of Default of the type specified in clauses (1) or (2) under Section 6.10(a) has occurred and is continuing, any Restricted Payment to the extent that, after giving pro forma effect to any such Restricted Payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(14) Restricted Payments in an aggregate amount at any time outstanding, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed the greatest of (A) $250.0 million and (B) 5.0% of Total Assets, and (C) 0.25 multiplied by the Pro forma EBITDA of the Company and its Restricted Subsidiaries for the Test Period, in the aggregate in any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(15) [Reserved];

(16) Restricted Payments for the purpose of making corresponding payments on:

(A) (i) the 2019 Sterling Bonds; and (ii) any New Senior Notes (in an aggregate principal amount Incurred to refund, refinance, replace, exchange, repay or extend the Existing Senior Notes, together with the aggregate amount of fees, discounts, premiums and other costs and expenses Incurred in connection therewith);

(B) any Indebtedness of a Parent; provided that, in the case of this clause (B), (i) on the date of Incurrence of such Indebtedness by a Parent and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio, calculated for the purposes of this clause (16) as if such Indebtedness of such Parent were being incurred by the Company or the Affiliate Issuer, would not exceed 5.00 to 1.00 or (ii) such Indebtedness of a Parent is guaranteed by the Company, the Affiliate Issuer or a Restricted Subsidiary pursuant to Section 4.09(b)(15);

(C) any Indebtedness of a Parent, to the extent that such Indebtedness is guaranteed by the Company, the Affiliate Issuer or a Restricted Subsidiary pursuant to a guarantee otherwise permitted to be Incurred under this Indenture;

(D) any Indebtedness of a Parent (i) the net proceeds of which are or were used in the prepayment, repayment, redemption, defeasance, retirement or purchase of the CWC Credit Facilities, the Notes or other Indebtedness of the Company, the Affiliate Issuer or a Restricted Subsidiary, in whole or in part, or (ii) the net proceeds of which are or were contributed to or otherwise loaned or transferred to the Company, the Affiliate Issuer or a Restricted Subsidiary, or (iii) which is otherwise Incurred for the benefit of the Company, the Affiliate Issuer or a Restricted Subsidiary,

(E) and, in each case of clause (A), clause (B), clause (C) and clause (D), any Refinancing Indebtedness in respect thereof;

(17) the distribution, as a dividend or otherwise, of shares of Capital Stock of or, Indebtedness owed to the Company, the Affiliate Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(18) following a Public Offering of the Company, the Affiliate Issuer or any Parent, the declaration and payment by the Company, the Affiliate Issuer or such Parent, or the making of any cash payments, advances, loans, dividends or distributions to any Parent to pay, dividends or distributions on the Capital Stock, common stock or common equity interests of the Company, the Affiliate Issuer or any Parent; provided that the aggregate amount of all such dividends or distributions under this clause (18) shall not exceed in any fiscal year the greater of (A) 6.0% of the Net Cash Proceeds received from such Public Offering or subsequent Equity Offering by the Company or the Affiliate Issuer or Parent or contributed to the capital of the Company or the Affiliate Issuer by any Parent in any form other than Indebtedness or Excluded Contributions and (B) following the Initial Public Offering, an amount equal to the greater of (i) 7.0% of the Market Capitalization and (ii) 7.0% of the IPO Market Capitalization, provided that after giving pro forma effect to the payment of any such dividend or making of any such distribution, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(19) after the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, distributions (including by way of dividend) consisting of cash, Capital Stock or property or other assets of such Unrestricted Subsidiary that in each case is held by the Company, the Affiliate Issuer or any Restricted Subsidiary; provided, however, that (A) such distribution or disposition shall include the concurrent transfer of all liabilities (contingent or otherwise) attributable to the property or other assets being transferred; (B) any property or other assets received from any Unrestricted Subsidiary (other than Capital Stock issued by any Unrestricted Subsidiary) may be transferred by way of distribution or disposition pursuant to this clause (19) only if such property or other assets, together with all related liabilities, is so transferred in a transaction that is substantially concurrent with the receipt of the proceeds of such distribution or disposition by the Company, the Affiliate Issuer or such Restricted Subsidiary; and (C) such distribution or disposition shall not, after giving effect to any related agreements, result nor be likely to result in any material liability, tax or other adverse consequences to the Company, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis; provided further, however, that proceeds from the disposition of any cash, Capital Stock or property or other assets of an Unrestricted Subsidiary that are so distributed will not increase the amount of Restricted Payments permitted under Section 4.07(a)(C)(iv);

(20) [Reserved];

(21) any Business Division Transaction, provided that after giving pro forma effect thereto, the Company, the Affiliate Issuer and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(a);

(22) any Restricted Payment reasonably necessary to consummate the 2016 Transactions and the Group Refinancing Transactions;

(23) distributions or payments of Receivables Fees and purchases of Receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction;

(24) [Reserved];

(25) [Reserved];

(26) Restricted Payments to finance Investments or other acquisitions by a Parent or any Affiliate (other than the Company, the Affiliate Issuer or a Restricted Subsidiary) which would otherwise be permitted to be made pursuant to this Section 4.07 if made by the Company, the Affiliate Issuer or a Restricted Subsidiary; provided, that (i) such Restricted Payment shall be made within 120 days of the closing of such Investment or other acquisition, (ii) such Parent or Affiliate shall, prior to or promptly following the date such Restricted Payment is made, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the Company, the Affiliate Issuer or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Company, the Affiliate Issuer or a Restricted Subsidiary (in a manner not prohibited by Section 5.01 or Section 5.02) in order to consummate such Investment or other acquisition, (iii) such Parent or Affiliate receives no consideration or other payment in connection with such transaction except to the extent the Company, the Affiliate Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Section 4.07 and (iv) any property received in connection with such transaction shall not constitute an Excluded Contribution up to the amount of such Restricted Payment made under this clause (26);

(27) any Restricted Payment from the Company, the Affiliate Issuer or any Restricted Subsidiary to a Parent or any other Subsidiary of a Parent which is not a Restricted Subsidiary; provided that such Subsidiary advances the proceeds of any such Restricted Payment to the Company, the Affiliate Issuer or any other Restricted Subsidiary, as applicable, within three days of receipt thereof and that such Restricted Payments do not exceed an amount equal to 10.0% of Total Assets at any one time;

(28) distributions (including by way of dividend) to a Parent consisting of cash, Capital Stock or property or other assets of a Restricted Subsidiary that is in each case held by the Company, the Affiliate Issuer or any Restricted Subsidiary for the sole purpose of transferring such cash, Capital Stock or property or other assets to the Company, the Affiliate Issuer or any Restricted Subsidiary; and

(29) Restricted Payments reasonably required to consummate any Permitted Financing Action or any Post-Closing Reorganization.

(c) For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories described in Section 4.07(b)(1) through Section 4.07(b)(29), or is permitted pursuant to Section 4.07(a) or the definition of “Permitted Investments”, the Company and the Affiliate Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07 or the definition of “Permitted Investments”.

(d) The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer) on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount.

Section 4.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries

(a) The Company and the Affiliate Issuer will not, and will not permit any Restricted Subsidiary (other than the Fold-In Issuer, the Affiliate Issuer and the Affiliate Subsidiaries) to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Fold-In Issuer, the Affiliate Issuer and the Affiliate Subsidiaries) to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, the Affiliate Issuer or any Restricted Subsidiary;

(2) make any loans or advances to the Company, the Affiliate Issuer or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Company, the Affiliate Issuer or any Restricted Subsidiary;

provided that (a) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock and (b) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Company, the Affiliate Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Company, the Affiliate Issuer or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 4.08(a) will not prohibit:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, this Indenture, the 2019 Sterling Bonds Trust Deed, the Existing Senior Notes Indenture, the Columbus Senior Notes Indenture, the CWC Credit Agreement, the Existing Intercreditor Agreement, and any related documentation (including the security documents securing the Indebtedness under the CWC Credit Agreement and the guarantees thereof), in each case, as in effect on the Issue Date;

(2) any encumbrance or restriction pursuant to an agreement or instrument of a Person relating to any Capital Stock or Indebtedness of a Person, Incurred on or before the date on which such Person was acquired by or merged or consolidated with or into the Company, the Affiliate Issuer or any Restricted Subsidiary, or on which such agreement or instrument is assumed by the Company, the Affiliate Issuer or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company, the Affiliate Issuer or a Restricted Subsidiary or was merged or consolidated with or into the Company, the Affiliate Issuer or any Restricted Subsidiary or in contemplation of such transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of the Company, the Affiliate Issuer or any other Restricted Subsidiary other than the assets and property so acquired and provided, further, that for the purposes of this clause (2), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company, the Affiliate Issuer or any Restricted Subsidiary when such Person becomes the Successor Company;

(3) any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3) or contained in any amendment, supplement, restatement or other modification to an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3); provided, however, that the encumbrances and restrictions, taken as a whole, with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clause (1) or clause (2) of this Section 4.08(b) (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer);

(4) in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B) contained in Liens permitted under this Indenture securing Indebtedness of the Company, the Affiliate Issuer or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company, the Affiliate Issuer or any Restricted Subsidiary; or

(D) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(5) any encumbrance or restriction pursuant to (A) Purchase Money Obligations for property acquired in the ordinary course of business or (B) Capitalized Lease Obligations permitted under this Indenture, in each case, that either (i) impose encumbrances or restrictions of the nature described in Section 4.08(a)(3) on the property so acquired or (ii) are customary in connection with Purchase Money Obligations, Capitalized Lease Obligations and mortgage financings for property acquired in the ordinary course of business;

(6) any encumbrance or restriction arising in connection with, or any contractual requirement incurred with respect to, any Purchase Money Note, other Indebtedness or a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors or senior management of the Company or the Affiliate Issuer, are necessary to effect such Qualified Receivables Transaction;

(7) any encumbrance or restriction (A) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement (or option to enter into such contract) entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition or (B) arising by reason of contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale and disposition of all or substantially all assets of such Subsidiary or conditions imposed by governmental authorities or otherwise resulting from dispositions required by governmental authorities;

(8) (A) customary provisions in leases, asset sale agreements, joint venture agreements and other agreements and instruments entered into by the Company, the Affiliate Issuer or any Restricted Subsidiary in the ordinary course of business or (B) in the case of a Subsidiary that is not a Wholly-Owned Subsidiary, encumbrances, restrictions and conditions imposed by its organizational documents or any related shareholders, joint venture or other agreements (including restrictions on the payment of dividends or other distributions);

(9) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, governmental license, order, concession, franchise, or permit or required by any regulatory authority;

(10) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction pursuant to Currency Agreements, Commodity Agreements or Interest Rate Agreements;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 if (A) the encumbrances and restrictions taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in this Indenture, the Existing Intercreditor Agreement, and any related documentation, in each case, as in effect on the Issue Date (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer) or (B) such encumbrances and restrictions taken as a whole are customary in comparable financings (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer) and, in each case, either (i) the Company or the Affiliate Issuer reasonably believes that such encumbrances and restrictions will not materially affect the Fold-In Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (ii) such encumbrances and restrictions apply only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness;

(13) any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; and

(14) any encumbrance or restriction pursuant to the New Intercreditor Agreement or an agreement or instrument entered into in connection with the Group Refinancing Transactions (including, without limitation, any indenture governing the New Senior Notes).

Section 4.09 Limitation on Indebtedness

(a) The Company and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company, the Affiliate Issuer and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00.

(b) Section 4.09(a) will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company, the Affiliate Issuer and any of the Restricted Subsidiaries under Credit Facilities, and any Refinancing Indebtedness in respect thereof, in the aggregate principal amount at any one time outstanding not to exceed (A) an amount equal to the greater of (i)(x) $2,450.0 million, plus (y) the amount of any Credit Facilities Incurred under Section 4.09(a) or any other provision of Section 4.09(b) to acquire any property, other assets or shares of Capital Stock of a Person, and (ii) 10.0% of Total Assets plus (B) any accrual or accretion of interest that increases the principal amount of Indebtedness under Credit Facilities, plus (C) in the case of any refinancing of any Indebtedness permitted under this clause (1) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2) Indebtedness of the Company or the Affiliate Issuer owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company, the Affiliate Issuer or any Restricted Subsidiary (other than a Receivables Entity); provided, however, that:

(A) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity); and

(B) any sale or other transfer of any such Indebtedness to a Person other than the Company, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity),

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, not permitted by this clause (2);

(3) (A) Indebtedness of the Fold-In Issuer represented by the Notes (other than any Additional Notes issued after the Issue Date); (B) Indebtedness of the Guarantors represented by the Note Guarantees; (C) Indebtedness represented by the 2019 Sterling Bonds and the related guarantees thereof; and (D) Indebtedness under the Existing Senior Notes and the related guarantees thereof;

(4) any Indebtedness (other than the Indebtedness described in clause (1), clause (2) and clause (3) of this Section 4.09(b)) outstanding on the Issue Date (after giving pro forma effect to the issuance of the Notes on the Issue Date and the application of proceeds thereof);

(5) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clause (3), clause (4), this clause (5), clause (6), clause (8), clause (14), clause (15), clause (18), clause (20), clause (22), or clause (25) of this Section 4.09(b) or Incurred pursuant to Section 4.09(a);

(6) Indebtedness of the Company, the Affiliate Issuer or a Restricted Subsidiary Incurred after the Issue Date (A) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, the Affiliate Issuer or any Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, the Affiliate Issuer or any Restricted Subsidiary or was designated the Affiliate Issuer or an Affiliate Subsidiary, (B) Incurred to provide all or a portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or the Affiliate Issuer or was otherwise acquired by the Company, the Affiliate Issuer or a Restricted Subsidiary, or such Person was designated as the Affiliate Issuer or an Affiliate Subsidiary or (C) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, the Affiliate Issuer or a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, the Affiliate Issuer or any Restricted Subsidiary (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company, the Affiliate Issuer or a Restricted Subsidiary); provided, however, that with respect to clauses (A) and (B) of this Section 4.09(b)(6) only, immediately following the consummation of the acquisition of such Restricted Subsidiary by the Company, the Affiliate Issuer or any Restricted Subsidiary or such other transaction, (i) the Company, the Affiliate Issuer and the Restricted Subsidiaries would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(a) after giving pro forma effect to the relevant acquisition or other transaction and the Incurrence of such Indebtedness pursuant to this Section 4.09(b)(6) or (ii) the Consolidated Net Leverage Ratio would not be greater than immediately prior to such acquisition or such other transaction;

(7) Indebtedness under Currency Agreements, Commodity Agreements and Interest Rate Agreements entered into for bona fide hedging purposes of (A) the Company, the Affiliate Issuer or the Restricted Subsidiaries and (B) C&W Communications and its Subsidiaries and, following an Affiliate Issuer Accession, C&W Parent and its Subsidiaries, in each case, and not for speculative purposes (as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer);

(8) Indebtedness consisting of (A) mortgage financings, asset backed financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, the Affiliate Issuer or a Restricted Subsidiary or (B) Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, development, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, the Affiliate Issuer or a Restricted Subsidiary, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, and any Refinancing Indebtedness which refinances, replaces or refunds such Indebtedness, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8), will not exceed the greater of (i) $200.0 million and (ii) 3.0% of Total Assets at any time outstanding so long as such Indebtedness exists on the date of, or commissioning of, or contracting for, such purchase, design, development, construction, installation or improvement, or is created within 270 days thereafter;

(9) Indebtedness in respect of (A) workers’ compensation claims, casualty or liability insurance, self-insurance obligations, performance (including insurance policies), bid, indemnity, surety, judgment, appeal, completion, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company, the Affiliate Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, those Incurred to secure health, safety and environmental obligations or rental obligations, (B) letters of credit, bankers’ acceptances, guarantees, or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, letters of credit or similar instruments in respect of casualty or liability insurance, self-insurance, unemployment insurance, workers compensation obligations, health disability or other benefits, the CFA, pensions-related obligations and other social security laws, (C) the financing of insurance premiums or take-or-pay obligations contained in supply agreements, in each case, in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(10) Indebtedness Incurred constituting reimbursement obligations with respect to letters of credit issued and bank guarantees in the ordinary course of business provided to lessors of real property or otherwise in connection with the leasing of real property and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses in respect of any government requirement, or other Indebtedness with respect to reimbursement type obligations regarding the foregoing; provided, however, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(11) Indebtedness arising from agreements of the Company, the Affiliate Issuer or a Restricted Subsidiary providing for indemnification, guarantees or obligations in respect of earn-outs or adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of the Company, the Affiliate Issuer or a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds

(including the fair market value of non-cash proceeds) actually received (in the case of dispositions) or paid (in the case of acquisitions) by the Company, the Affiliate Issuer and the Restricted Subsidiaries in connection with such disposition or acquisition, as applicable;

(12) Indebtedness arising from (A) Bank Products and (B) the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that in the case of this clause (12)(B), such Indebtedness is extinguished within thirty Business Days of Incurrence;

(13) guarantees by the Company, the Affiliate Issuer or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company, the Affiliate Issuer or any Restricted Subsidiary (other than of any Indebtedness Incurred by the Company, the Affiliate Issuer or Restricted Subsidiary in violation of this Section 4.09); provided, however, that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or any Note Guarantee, then such guarantee shall be subordinated substantially to the same extent as the relevant Indebtedness guaranteed;

(14) Indebtedness Incurred by the Company, the Affiliate Issuer or a Restricted Subsidiary after the Issue Date to provide all or a portion of the funds utilized to consummate the acquisition by the Company, the Affiliate Issuer or a Restricted Subsidiary of any Non-Controlling Interests in an aggregate principal amount at any time outstanding not to exceed 4.0x Pro forma Non-Controlling Interest EBITDA for the Test Period;

(15) Indebtedness of the Fold-In Issuer, the Company, the Affiliate Issuer or any Restricted Subsidiary Incurred pursuant to any guarantees of Indebtedness of any Parent; provided that for purposes of this clause (15): (i) on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00 (for the avoidance of doubt, outstanding Indebtedness for the purpose of calculating the Consolidated Net Leverage Ratio under this clause (15) shall include any Indebtedness represented by guarantees by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries of Indebtedness of any Parent) and (ii) such guarantees shall be subordinated in right of payment to the Notes and the Note Guarantees pursuant to the terms of the applicable Intercreditor Agreement;

(16) Subordinated Shareholder Loans;

(17) Indebtedness (including any Refinancing Indebtedness in respect thereof) of any Restricted Subsidiary under any local Credit Facility in an amount not to exceed the greater of (A) $200.0 million and (B) 3.0% of Total Assets;

(18) Indebtedness of the Company, the Affiliate Issuer or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company or the Affiliate Issuer from the issuance or sale (other than to the Company, the Affiliate Issuer or a Restricted Subsidiary) of Subordinated Shareholder Loans or its Capital Stock or otherwise contributed to the equity of the Company or the Affiliate Issuer, in each case, subsequent to April 1, 2015 (and in each case, other than through the issuance of Disqualified Stock, Preferred Stock or an Excluded Contribution); provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(a)(C)(ii), Section 4.07(a)(C)(iii) and Section 4.07(b)(1) to the extent the Company, the Affiliate Issuer or any Restricted Subsidiary Incurs Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this Section 4.09(b)(18) to the extent the Company, the Affiliate Issuer or any Restricted Subsidiary makes a Restricted Payment under Section 4.07(a)(C)(ii), Section 4.07(a)(C)(iii) and Section 4.07(b)(1) in reliance thereon, provided, further, that any Net Cash Proceeds so received that were subsequently used to fund the Special Dividend shall not be taken into account for the purposes of this Section 4.09(b)(18);

(19) Indebtedness of the Company, the Affiliate Issuer or any Restricted Subsidiary relating to any VAT liabilities or deferral of PAYE taxes with the agreement of the U.K. HM Revenue and Customs (including guarantees by a Restricted Subsidiary in favor of the U.K. HM Revenue and Customs in connection with the U.K. tax liability of the Company, the Affiliate Issuer or any Restricted Subsidiary (including, without limitation, any VAT liabilities));

(20) Indebtedness with Affiliates reasonably necessary to effect or consummate (i) the 2016 Transactions, (ii) the Group Refinancing Transactions, or (iii) any Post-Closing Reorganization;

(21) (i) Indebtedness arising under (a) any arrangements to fund a production where such funding is only repayable from the distribution revenues of that production or (b) Production Facilities provided that the aggregate amount of Indebtedness under all Production Facilities incurred pursuant to this clause (b) does not exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any time outstanding; and (ii) any Refinancing Indebtedness of any Indebtedness Incurred under clause (i);

(22) Indebtedness arising under borrowing facilities provided by a special purpose vehicle notes issuer to the Company, the Affiliate Issuer or any Restricted Subsidiary in connection with the issuance of notes or other similar debt securities intended to be supported primarily by the payment obligations of the Company, the Affiliate Issuer or any Restricted Subsidiary in connection with any vendor financing platform;

(23) [Reserved];

(24) Indebtedness pursuant to any Permitted Financing Action and any Refinancing Indebtedness in respect thereof; and

(25) in addition to the items referred to in clause (1) through clause (24) of this Section 4.09(b), Indebtedness of the Company, the Affiliate Issuer or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (25) and then outstanding, will not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets at any time outstanding.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(a) and Section 4.09(b), the Company, in its sole discretion, will classify such item of Indebtedness on the date of its Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses of Section 4.09(a) and Section 4.09(b) and will be permitted on the date of such Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.09(a) and Section 4.09(b), and, from time to time, may reclassify all or a portion of such Indebtedness, in any manner that complies with this Section 4.09; provided, however, that the CWC Initial Revolving Credit Commitments under the CWC Credit Agreement shall be deemed to have been Incurred under Section 4.09(b)(1) and cannot be reclassified;

(2) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to Section 4.09(a) or Section 4.09(b)(1), Section 4.09(b)(17), Section 4.09(b)(18), Section 4.09(b)(21) or Section 4.09(b)(25) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or the Affiliate Issuer, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness, Preferred Stock or Disqualified Stock and increases in the amount of Indebtedness due to a change in accounting principles will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (2) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(e) If at any time an Unrestricted Subsidiary becomes an Affiliate Issuer or a Restricted Subsidiary, any Indebtedness of such Unrestricted Subsidiary shall be deemed to be Incurred by an Affiliate Issuer or a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Fold-In Issuer shall be in Default of this Section 4.09).

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be (1) calculated by the Company based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed or first Incurred (whichever yields the lower Dollar Equivalent), in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) if and for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the swapped rate of such Indebtedness (if swapped into U.S. dollars) as of the date of the applicable swap. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Company, the Affiliate Issuer and the Restricted Subsidiaries may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(g) For purposes of determining compliance with (1) Section 4.09(a) and (2) any other provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency (if such Indebtedness has not been swapped into U.S. dollars, or if such Indebtedness has been swapped into a currency other than U.S. dollars) shall be calculated by the Company using the same weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for calculating the Dollar Equivalent of Consolidated EBITDA denominated in the same currency as the currency in which such Indebtedness is denominated or into which it has been swapped.

Section 4.10 Limitation on Sales of Assets and Subsidiary Stock

(a) The Company and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to make any Asset Disposition unless:

(1) the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined conclusively in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) unless the Asset Disposition is a Permitted Asset Swap, at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be:

(A) to the extent the Company, the Affiliate Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Company, the Fold-In Issuer (including the Notes), the Affiliate Issuer or a Guarantor or Indebtedness of a Restricted Subsidiary other than a Guarantor (in each case other than Indebtedness owed to the Company, the Fold-In Issuer, the Affiliate Issuer or an Affiliate of the Company, the Fold-In Issuer or the Affiliate Issuer) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company, the Affiliate Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) (except in the case of any revolving Indebtedness) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(B) to the extent the Company, the Affiliate Issuer or such Restricted Subsidiary elects to invest in or commit to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive agreement or a commitment approved by the Board of Directors or senior management of the Company or the Affiliate Issuer that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 6 months of such 365th day;

provided that pending the final application of any such Net Available Cash in accordance with clause (A) or clause (B) of this Section 4.10(a)(3), the Company, the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture.

(b) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied as provided in Section 4.10(a) will be deemed to constitute “Excess Proceeds”. On the 366th day (or the 546th day, in the case of any Net Available Cash committed to be used pursuant to a definitive binding agreement or commitment approved by the Board of Directors or senior management of the Company or any Affiliate Issuer pursuant to Section 4.10(b)(3)(B) after an Asset Disposition (or at such earlier date that the Company or any Affiliate Issuer may elect), if the aggregate amount of Excess Proceeds exceeds $250.0 million, the Fold-In Issuer will be required to make and, the Affiliate Issuer will be required to notify the Fold-In Issuer that it will be required to make, an Asset Disposition Offer in accordance with Section 3.09.

For the purposes of this Section 4.10, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations) of the Company, the Affiliate Issuer, the Fold-In Issuer or any Guarantor or Indebtedness of a Restricted Subsidiary that is not a Guarantor and the release of the Company, the Affiliate Issuer, the Fold-In Issuer, such Guarantor or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Fold-In Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with Section 4.10(a)(3)(A);

(2) securities, notes or other obligations received by the Company, the Affiliate Issuer or any Restricted Subsidiary from the transferee that are convertible by the Company, the Affiliate Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company, the Affiliate Issuer and each Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Company, the Affiliate Issuer or any Restricted Subsidiary;

(5) any Designated Non-Cash Consideration received by the Company, the Affiliate Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value not to exceed 25.0% of the consideration from such Asset Disposition (excluding any consideration received from such Asset Disposition in accordance with clause (i) to (iv) of this Section 4.10(b)) (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6) in addition to any Designated Non-Cash Consideration received pursuant to clause (5) of this Section 4.10(b), any Designated Non-Cash Consideration received by the Company, the Affiliate Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) that is at that time outstanding, not to exceed the greater of $250.0 million and 5.0% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(7) consideration consisting of securities or obligations issued, insured or unconditionally guaranteed by a government (or any agency or instrumentality thereof) of a country where the Company, the Affiliate Issuer or any Restricted Subsidiary is organized or located.

(c) The Fold-In Issuer, or any Affiliate Issuer, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.10, the Fold-In Issuer, or any Affiliate Issuer, as the case may be will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Section 4.11 Limitation on Affiliate Transactions

(a) The Company and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or the Affiliate Issuer (an “Affiliate Transaction”) involving aggregate consideration in excess of $50.0 million for such Affiliate Transactions in any fiscal year, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable, taken as a whole, to the Company, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Company, the Affiliate Issuer or such Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company, the Affiliate Issuer or such Restricted Subsidiary has conclusively determined in good faith to be fair to the Company, the Affiliate Issuer or such Restricted Subsidiary); and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $100.0 million, the terms of such transaction have been approved by either (i) a majority of the members of the Board of Directors or (ii) the senior management of the Company, the Affiliate Issuer or such Restricted Subsidiary, as applicable.

(b) Section 4.11(a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, the Affiliate Issuer, any Restricted Subsidiary or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultant plans (including, without limitation, valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees or directors or consultants, in each case in the ordinary course of business;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company, the Affiliate Issuer or any Restricted Subsidiary, but in any event not to exceed $10.0 million in the aggregate amount outstanding at any one time with respect to all loans or advances made since the Issue Date;

(4) (A) any transaction between or among the Company, the Affiliate Issuer and a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction) or between or among Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary in connection with such transaction); and (B) any guarantees issued by the Company, the Affiliate Issuer or a Restricted Subsidiary for the benefit of the Company, the Affiliate Issuer or a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction), as the case may be, in accordance with Section 4.09;

(5) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which, taken as a whole, are fair to the Company, the Affiliate Issuer or the relevant Restricted Subsidiary, as applicable, or are on terms not materially less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(6) loans or advances to any Affiliate of the Company or the Affiliate Issuer by the Company, the Affiliate Issuer or any Restricted Subsidiary, provided that the terms of such loan or advance are fair to the Company or the Affiliate Issuer or the relevant Restricted Subsidiary, as the case may be, or are on terms not materially less favorable than those that could reasonably have been obtained from an unaffiliated party;

(7) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors, executives or officers of any Parent, the Company, the Affiliate Issuer or any Restricted Subsidiary;

(8) the performance of obligations of the Company, the Affiliate Issuer, or any of the Restricted Subsidiaries under (A) the terms of any agreement to which the Company, the Affiliate Issuer or any of the Restricted Subsidiaries is a party as of or on the Issue Date or (B) any agreement entered into after the Issue Date on substantially similar terms to an agreement under clause (A) of this Section 4.11(b)(8), in each case, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any such agreement or amendment, modification, supplement, extension or renewal to such agreement, in each case, entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous to the Holders of the Notes than the terms of the agreements in effect on the Issue Date;

(9) any transaction with (i) a Receivables Entity effected as part of a Qualified Receivables Transaction, acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction, and other Investments in Receivables Entities consisting of cash or Securitization Obligations or (ii) with an Affiliate in respect of Non-Recourse Indebtedness;

(10) the issuance of Capital Stock or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company or the Affiliate Issuer to any Affiliate of the Company or the Affiliate Issuer;

(11) the payment to any Permitted Holder of all reasonable expenses Incurred by any Permitted Holder in connection with its direct or indirect investment in the Company, the Affiliate Issuer and their respective Subsidiaries and unpaid amounts accrued for prior periods;

(12) the payment to any Parent or Permitted Holder (1) of Management Fees (A) on a bona fide arm’s-length basis in the ordinary course of business or (B) of up to the greater of $35.0 million and 0.5% of Total Assets in any calendar year, (2) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation in connection with loans, capital market transactions, hedging and other derivative transactions, acquisitions or divestitures or (3) of Parent Expenses;

(13) guarantees of indebtedness, hedging and other derivative transactions, and other obligations not otherwise prohibited under this Indenture;

(14) if not otherwise prohibited under this Indenture, the issuance of Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans (including the payment of cash interest thereon; provided that, after giving pro forma effect to any such cash interest payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00) of the Company or the Affiliate Issuer to any Parent of the Company or the Affiliate Issuer or any Permitted Holder;

(15) arrangements with customers, clients, suppliers, contractors, lessors or sellers of goods or services that are negotiated with an Affiliate, in each case, which are otherwise in compliance with the terms of this Indenture; provided that the terms and conditions of any such transaction or agreement as applicable to the Company, the Affiliate Issuer and the Restricted Subsidiaries, taken as a whole are fair to the Company, the Affiliate Issuer and the Restricted Subsidiaries and are on terms not materially less favorable to the Company, the Affiliate Issuer and the Restricted Subsidiaries than those that could have reasonably been obtained in respect of an analogous transaction or agreement that would not constitute an Affiliate Transaction;

(16) (A) transactions with Affiliates in their capacity as holders of indebtedness or Capital Stock of the Company, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness or Capital Stock generally, and (B) transactions with Affiliates in their capacity as borrowers of indebtedness from the Company, the Affiliate Issuer or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness generally;

(17) any tax sharing agreement or arrangement and payments pursuant thereto between or among the Ultimate Parent, the Company, the Affiliate Issuer or any other Person or a Restricted Subsidiary not otherwise prohibited by the Indenture and any payments or other transactions pursuant to a tax sharing agreement or arrangement between the Company, the Affiliate Issuer and any other Person or a Restricted Subsidiary and any other Person with which the Company, the Affiliate Issuer or any of the Restricted Subsidiaries files a consolidated tax return or with which the Company, the Affiliate Issuer or any of the Restricted Subsidiaries is part of a group for tax purposes (including a fiscal unity) or any tax advantageous group contribution made pursuant to applicable legislation;

(18) transactions relating to the provision of Intra-Group Services in the ordinary course of business;

(19) the 2015 Columbus Carve-Out and related transactions;

(20) [Reserved];

(21) the 2016 Transactions;

(22) any transaction reasonably necessary to effect the Post-Closing Reorganization and/or a Spin-Off;

(23) any transaction in the ordinary course of business between or among the Company, the Affiliate Issuer or any Restricted Subsidiary and any Affiliate of the Company or the Affiliate Issuer that is an Unrestricted Subsidiary or a joint venture or similar entity (including a Permitted Joint Venture) that would constitute an Affiliate Transaction solely because the Company, the Affiliate Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Unrestricted Subsidiary, joint venture or similar entity;

(24) commercial contracts entered into in the ordinary course of business between an Affiliate of the Company, the Affiliate Issuer or any Restricted Subsidiary and the Company, the Affiliate Issuer or any Restricted Subsidiary that are on arm’s length terms or on a basis that senior management of the Company, the Affiliate Issuer or a Restricted Subsidiary reasonably believes allocates costs fairly;

(25) transactions between the Company, the Affiliate Issuer or any Restricted Subsidiary and a Parent and/or an Affiliate, in each case, to effect or facilitate the transfer of any property or asset from the Company, the Affiliate Issuer and/or any Restricted Subsidiary to another Restricted Subsidiary, the Affiliate Issuer and/or the Company, as applicable;

(26) any Permitted Financing Action; and

(27) any transaction reasonably necessary to effect the Group Refinancing Transactions.

Section 4.12 Limitation on Liens

(a) The Company and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), unless, contemporaneously with the Incurrence of such Initial Lien effective provision is made to secure the Indebtedness due under this Indenture and the Notes or, in respect of Liens on any Guarantor’s property or assets, such Guarantor’s Note Guarantee, equally and ratably with (or prior to, in the case of Liens with respect to Subordinated Obligations of the Company, the Affiliate Issuer or a Restricted Subsidiary, as the case may be) the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured.

(b) Any such Lien created pursuant to Section 4.12(a) in favor of the Holders of the Notes will be automatically and unconditionally released and discharged upon (1) the release and discharge of the Initial Lien to which it relates, or (2) in accordance with Section 10.03.

(c) For purposes of determining compliance with this covenant, (1) a Lien need not be Incurred solely by reference to one category of Permitted Liens, but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (2) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens, the Company shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this Section 4.12 and the definition of “Permitted Liens”.

(d) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference, any fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection therewith and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Corporate Existence

Subject to Article 5, the Fold-In Issuer and the Affiliate Issuer shall respectively do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Fold-In Issuer, the Affiliate Issuer or any such Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries; provided, however, that none of the Fold-In Issuer, the Affiliate Issuer shall be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of their respective Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Fold-In Issuer or the Affiliate Issuer and their respective Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders of the Notes.

Section 4.14 Change of Control

(a) If a Change of Control shall occur at any time, the Fold-In Issuer shall, pursuant to the procedures described in this Section 4.14, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of $200,000 and in integral multiples of $1,000 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date); provided, however, that the Fold-In Issuer shall not be obliged to repurchase Notes as described in this Section 4.14 in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes pursuant to Section 3.07 or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any Holder to below $200,000.

Unless the Fold-In Issuer has unconditionally exercised its right to redeem all the Notes as described under Section 3.07 or all conditions to such redemption have been satisfied or waived, within 30 days of any Change of Control, or, at the Fold-In Issuer’s option, at any time prior to a Change of Control following the public announcement thereof or if a definitive agreement is in place for the Change of Control, the Fold-In Issuer shall notify the Trustee thereof and give written notice of such Change of Control to each holder stating to the extent relevant, among other things:

(1) that a Change of Control has occurred (or may occur) and the date (or expected date) of such event;

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase price and the purchase date which shall be fixed by the Fold-In Issuer or the Affiliate Issuer on a Business Day no earlier than 10 days nor later than 60 days from the date such notice is mailed or delivered, or such later date as is necessary to comply with requirements under the Exchange Act;

(4) that any Note not tendered will continue to accrue interest and unless the Fold-In Issuer defaults in payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(5) certain other procedures that a Holder must follow to accept a Change of Control Offer or to withdraw such acceptance.

If and for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require, the Company will publish a public announcement with respect to the results of any Change of Control Offer in a leading newspaper of general circulation in the Channel Islands or, to the extent and in the manner permitted by such rules, post such notice on the official website of the International Stock Exchange.

The Fold-In Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.14 (other than the obligation to make an offer pursuant to this Section 4.14), the Fold-In Issuer will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Section 4.14 by virtue thereof.

(b) On the Change of Control Purchase Date, the Fold-In Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to a Change of Control Offer;

(2) deposit with the Paying Agent, prior to 10:00 a.m. London time an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Fold-In Issuer.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Purchase Date) to each Holder of Notes properly tendered the Change of Control Purchase Price for such Notes, and the Authenticating Agent will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note in equal principal amount to any unpurchased portion of Notes surrendered, if any, to the Holder of Notes in global form or to each holder of certificated notes; provided that each such new note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Fold-In Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(c) Notwithstanding anything to the contrary in this Section 4.14, the Fold-In Issuer shall not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.07, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(d) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Fold-In Issuer, or any third party making a Change of Control Offer in lieu of the Fold-In Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Fold-In Issuer or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of the delivery of the notice for such redemption.

Section 4.15 Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Company and the Affiliate Issuer will not permit any Restricted Subsidiary (other than the Fold-In Issuer, the Affiliate Issuer or a Guarantor) to, directly or indirectly, guarantee or otherwise become obligated under any Indebtedness of the Fold-In Issuer or the Affiliate Issuer or any Guarantor of Senior Unsecured Indebtedness in an amount in excess of $50.0 million unless such Restricted Subsidiary is or becomes an Additional Guarantor on the date on which such other guarantee or Indebtedness is Incurred (or as soon as reasonably practicable thereafter) and, if applicable, executes and delivers to the Trustee a supplemental indenture in the form attached to this Indenture pursuant to which such Restricted Subsidiary will provide an Additional Guarantee (which Additional Guarantee shall be senior to or pari passu with such Restricted Subsidiary’s guarantee of such other Indebtedness); provided that,

(1) if such Restricted Subsidiary is not a Significant Subsidiary, such Restricted Subsidiary shall only be obligated to become an Additional Guarantor if such Indebtedness is Public Debt of the Fold-In Issuer or the Affiliate Issuer or Senior Unsecured Indebtedness of a Guarantor;

(2) if the Indebtedness is pari passu in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall rank pari passu in right of payment to its Note Guarantee;

(3) if the Indebtedness is subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to its Note Guarantee substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes;

(4) an Additional Guarantor’s Note Guarantee may be limited in amount to the extent required by fraudulent conveyance, thin capitalization, corporate benefit, financial assistance or other similar laws (but, in such a case (a) each of the Company, the Affiliate Issuer and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal limit and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant limit and (b) the relevant guarantee shall be given on an equal and ratable basis with the guarantee of any other Indebtedness giving rise to the obligation to guarantee the Notes); and

(5) for so long as it is not permissible under applicable law for a Restricted Subsidiary to become an Additional Guarantor, such Restricted Subsidiary need not become an Additional Guarantor (but, in such a case, each of the Company, the Affiliate Issuer and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal prohibition precluding the giving of the guarantee and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant legal prohibition, and shall give such guarantee at such time (and to the extent) that it thereafter becomes permissible).

(b) Section 4.15(a) shall not apply to: (1) the granting by such Restricted Subsidiary of a Permitted Lien under circumstances which do not otherwise constitute the guarantee of Indebtedness of the Company, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; or (2) the guarantee by any Restricted Subsidiary of Indebtedness that refinances Indebtedness which benefited from a guarantee by any Restricted Subsidiary Incurred in compliance with Section 4.15 immediately prior to such refinancing.

(c) Notwithstanding anything herein to the contrary, the provisions of Section 4.15(a) shall not be applicable to any guarantee provided by a Restricted Subsidiary that existed at the time such person become a Restricted Subsidiary if such guarantee was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary.

(d) Notwithstanding the foregoing, any Additional Guarantee created pursuant to the provisions described in Section 4.15(a) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the occurrence of any events described in clauses (1) through (15) under Section 10.03.

Section 4.16 Payments for Consents

The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes or the Notes Guarantees unless such consideration is offered to be paid and is paid to all Holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 [Reserved]

Section 4.18 Additional Amounts

(a) All payments made by or on account of the Fold-In Issuer, the Affiliate Issuer, an Affiliate Subsidiary, any Guarantor or any successor thereto (a “Payor”) on or with respect to the Notes (including any Note Guarantee for the purposes of this Section 4.18) will be made without withholding or deduction for, or on account of, any present or future taxes (including interest or penalties to the extent resulting from a failure by the Fold-In Issuer to timely pay amounts due), duties, assessments or governmental charges of whatever nature (“Taxes”) unless the withholding or deduction of such Taxes is then required by law or by the official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) the government of the Cayman Islands or the jurisdiction in which the Fold-In Issuer is organized or otherwise considered to be resident for tax purposes, or, in each case, any political subdivision or governmental authority thereof or therein having power to tax;

(2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3) any other jurisdiction in which a Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder of the Notes, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) equal the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable with respect to:

(b) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner and the Relevant Taxing Jurisdiction imposing such Taxes (other than the mere ownership or holding of such Note or enforcement of rights thereunder or under this Indenture or the receipt of payments in respect thereof);

(c) any Taxes that would not have been so imposed if the Holder had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (i) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes and (ii) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant Holder at that time has been notified (in accordance with the procedures set forth in this Indenture) by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made, but only to the extent the Holder is legally entitled to provide such declaration, claim or filing);

(d) any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

(e) any Taxes that are payable otherwise than by withholding from a payment of the principal of, redemption price of, premium, if any, or interest on or with respect to the Notes;

(f) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(g) all United States backup withholding taxes;

(h) any withholding or deduction imposed pursuant to (1) Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (as amended), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of (1) above or (3) any agreement pursuant to the implementation of (1) or (2) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction; or

(i) any combination of items (a) through (g) above.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the Holder of the Notes, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (a) to (h) inclusive of this Section 4.18.

The Payor will (1) make any required withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to provide evidence reasonably satisfactory to the Trustee that the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes has been made and will provide such evidence to each Holder. The Payor will attach to such evidence a certificate stating (a) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (b) the amount of such withholding Taxes paid per $1,000 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the Holders of the Notes upon request and will be made available at the offices of the Paying Agent if the Notes are then listed on the International Stock Exchange.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee and each Paying Agent an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Paying Agent to pay such Additional Amounts to Holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters. The Trustee and the Paying Agent shall be entitled to rely solely on each such Officer’s Certificate as conclusive proof that such payments are necessary.

Wherever mentioned in this Indenture or the Notes, in any context: (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies (including interest and penalties to the extent resulting from a failure by the Fold-In Issuer to timely pay amounts due) which arise in any jurisdiction from the execution, delivery or registration of any Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction or any jurisdiction in which a Paying Agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The obligations of this Section 4.18 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Section 4.19 Suspension of Covenants on Achievement of Investment Grade Status

If, during any period after the Issue Date, the Notes have achieved and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing (such period hereinafter referred to as an “Investment Grade Status Period”), then the Company will notify the Trustee of this fact and beginning on the date such status was achieved, the provisions of Sections 3.09, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.14, and Section 5.01(a)(3) and any related default provisions of this Indenture will be suspended and will not, during such Investment Grade Status Period, be applicable to the Company, the Affiliate Issuer and the Restricted Subsidiaries. As a result, during any such Investment Grade Status Period, the Notes will lose a significant amount of the covenant protection initially provided under this Indenture. No action taken during an Investment Grade Status Period or prior to an Investment Grade Status Period in compliance with the covenants then applicable will require reversal or constitute a Default under this Indenture or the Notes in the event that suspended covenants are subsequently reinstated or suspended, as the case may be. An Investment Grade Status Period will terminate immediately upon the failure of the Notes to maintain Investment Grade Status (the “Reinstatement Date”). The Company or the Affiliate Issuer will promptly notify the Trustee in writing of any failure of the Notes to maintain Investment Grade Status and the Reinstatement Date.

Section 4.20 Further Instruments and Acts

Upon request of the Trustee, but without an affirmative duty on the Trustee to do so, the Fold-In Issuer shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.21 Listing

To the extent that the Notes are not listed prior to the CWC Group Assumption Date, the Fold-In Issuer shall apply to list the Notes on the International Stock Exchange and will use all reasonable efforts to obtain permission to be granted to deal in the Notes on the Official List of The International Stock Exchange within a reasonable period after the Issue Date and will maintain such listing as long as the Notes are outstanding; provided, however, that if the Fold-In Issuer can no longer maintain such listing or it becomes unduly burdensome to make or maintain such listing (for the avoidance of doubt, preparation of financial statements in accordance with GAAP (except pursuant to the definition of IFRS) or any accounting standard other than IFRS and any other standard pursuant to which the Reporting Entity then prepares its financial statements shall be deemed unduly burdensome), the Fold-In Issuer may cease to make or maintain such listing on the International Stock Exchange provided that the Fold-In Issuer will use its reasonable best efforts to obtain and maintain the listing of the Notes on another recognized listing exchange for high yield issuers (which may be a stock exchange that is not regulated by the European Union). Notwithstanding anything herein to the contrary, the Fold-In Issuer may cease to make or maintain a listing (whether on the International Stock Exchange or on another recognized listing exchange for high yield issuers) if such listing is not required for the Fold-In Issuer to benefit from an exemption on withholding tax on interest payments on the Notes or to otherwise prevent tax from being withheld from interest payments on the Notes.

Section 4.22 [Reserved]

Section 4.23 Intercreditor Agreement; Additional Intercreditor Agreement; New Intercreditor Agreement

(a) The Trustee shall become party to the Existing Intercreditor Agreement by executing an accession and/or amendment thereto on or about the Issue Date, and each holder, by accepting a Note, will be deemed to have (1) authorized the Trustee to enter into the Existing Intercreditor Agreement or any additional intercreditor agreement contemplated hereby or thereby (an “Additional Intercreditor Agreement”), (2) agreed to be bound by all the terms and provisions of the Existing Intercreditor Agreement applicable to such holder and (3) irrevocably appointed the Trustee to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the Existing Intercreditor Agreement.

(b) In addition, at the direction of the Company or the Affiliate Issuer and without the consent of the holders of the Notes, the Trustee, subject to Section 9.05, will upon direction from the Company or the Affiliate Issuer, enter into the New Intercreditor Agreement and related documentation (if any) to implement the Intercreditor Amendment and Restatement. The Trustee will become party to the New Intercreditor Agreement by executing an accession and/or amendment thereto on or about the New Intercreditor Effective Date, and each holder, by accepting such Note, will be deemed to have (1) authorized the Trustee to enter into the New Intercreditor Agreement, (2) agreed to be bound by all the terms and provisions of the New Intercreditor Agreement applicable to such holder and (3) irrevocably appointed each of the Trustee to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the New Intercreditor Agreement.

(c) At the direction of the Company or the Affiliate Issuer and without the consent of the holders of the Notes, the Trustee, subject to Section 9.05, will upon direction of the Company or the Affiliate Issuer from time to time enter into one or more amendments to the applicable Intercreditor Agreement (including, for the avoidance of doubt, any Additional Intercreditor Agreement) to: (1) cure any ambiguity, omission, manifest error, defect or inconsistency therein; (2) add Guarantors or other parties (such as representatives of new issuances of Indebtedness) thereto; (3) secure the Notes (including the Additional Notes) and the Note Guarantees; (4) make any other change to the applicable Intercreditor Agreement to provide for additional Indebtedness constituting Subordinated Obligations or any other additional Indebtedness (in either case, including with respect to the applicable Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on any collateral on a senior, pari passu or junior basis with any Liens securing the Notes or the Note Guarantees, (5) add Restricted Subsidiaries to the applicable Intercreditor Agreement, (6) amend the applicable Intercreditor Agreement in accordance with the terms thereof or; (7) make any change necessary or desirable, in the good faith determination of the Board of Directors or senior management of the Company, in order to implement any transaction that is subject to the covenant described under Section 5.01; (8) implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of the CWC Credit Facilities, the Notes, the New Senior Notes, or the 2019 Sterling Bonds that is not prohibited by this Indenture; or (9) make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of the Notes or the release of any Note Guarantee in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, or the applicable Intercreditor Agreement, immediately prior to such change. The Company and the Affiliate Issuer will not direct the

Trustee to enter into any amendment to either of the Intercreditor Agreement or, if applicable, any Additional Intercreditor Agreement, without the consent of the holders of a majority in principal amount of the outstanding Notes outstanding, except as otherwise permitted below under Article 9, and the Company may only direct the Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or, in the opinion of the Trustee or adversely affect its rights, duties, liabilities or immunities under this Indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement.

(d) Each Holder of a Note, by accepting such Note, is deemed to have:

(1) appointed and authorized the Trustee from time to time to give effect to the foregoing provisions;

(2) authorized each of the Trustee from time to time to become a party to any Additional Intercreditor Agreement and any document giving effect to such amendments to the Intercreditor Agreement or any Additional Intercreditor Agreement; provided, for the avoidance of doubt, that each Holder of a Note will be deemed to have authorized each of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, Trustee to become party to any Additional Intercreditor Agreement and any document giving effect thereto, and the further consent of the Holders of the Notes will not be required in connection therewith;

(3) agreed to be bound by such provisions and the provisions of any Additional Intercreditor Agreement and any document giving effect thereto; and

(4) irrevocably appointed the Trustee to act on its behalf from time to time to enter into and comply with the foregoing provisions and the provisions of any Additional Intercreditor Agreement and of any document giving effect thereto, in each case, without the need for the consent of the Holders.

(e) In relation to the Intercreditor Agreement or an Additional Intercreditor Agreement, the Trustee shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with Section 4.07.

Section 4.24 Limitation on Layering

The Company and the Affiliate Issuer will not Incur, and will not permit the Fold-In Issuer or any Guarantor to Incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor that ranks pari passu with or subordinated to the Notes or the Note Guarantee, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the relevant Note Guarantee on substantially identical terms (as conclusively determined in good faith by the Board of Directors or senior management of the Company or the Affiliate Issuer); provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company, the Affiliate Issuer, the Fold-In Issuer, any Guarantor or any other Restricted Subsidiary solely by virtue of being unsecured or secured on a junior Lien basis or by virtue of not being guaranteed or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

Section 4.25 Limited Condition Transaction

(a) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of determining compliance with any provision of this Indenture which requires that no Default or Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall, at the option of the Company or the Affiliate Issuer, be deemed satisfied, so long as no Default or Event of Default, as applicable, exists on the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into.

For the avoidance of doubt, if the Company or the Affiliate Issuer has exercised its option under the first sentence of this Section 4.25(a), and any Default or Event of Default occurs following the date such definitive agreement for a Limited Condition Transaction is entered into and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default shall be deemed to not have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder.

(b) In connection with any action being taken in connection with a Limited Condition Transaction for purposes of:

(1) determining compliance with any provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio; or

(2) testing baskets set forth in this Indenture (including baskets measured as a percentage or multiple, as applicable, of Total Assets, Pro forma EBITDA or Pro forma Non-Controlling Interest EBITDA);

in each case, at the option of the Company or the Affiliate Issuer (the Company’s or the Affiliate Issuer’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into (the “LCT Test Date”); provided, however, that the Company or the Affiliate Issuer shall be entitled to subsequently elect, in its sole discretion, the date of consummation of such Limited Condition Transaction instead of the LCT Test Date as the applicable date of determination, and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof), as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Pro forma EBITDA” and the “Consolidated Net Leverage Ratio”, the Company, the Affiliate Issuer or any Restricted Subsidiary could have taken such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been complied with.

If the Company or the Affiliate Issuer has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Pro forma EBITDA or Total Assets, of the Company , the Affiliate Issuer and the Restricted Subsidiaries or the Person or assets subject to the Limited Condition Transaction (as at each reference to the “Company” or a “Affiliate Issuer” in such definition was to such Person or assets) at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations. If the Company or the Affiliate Issuer has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio, test or basket availability under the Indenture (including with respect to the Incurrence of Indebtedness or Liens, or the making of Asset Dispositions, acquisitions, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Company, the Affiliate Issuer or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary) on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) have been consummated.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger and Consolidation

(a) Neither the Fold-In Issuer nor the Affiliate Issuer will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of an Approved Jurisdiction and the Successor Company (if not the Fold-In Issuer or the Affiliate Issuer, as applicable) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Fold-In Issuer or the Affiliate Issuer, as applicable, under the Notes or Note Guarantee, as applicable, and this Indenture and the Intercreditor Agreement and any Additional Intercreditor Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) either (A) immediately after giving effect to such transaction, the Fold-In Issuer, the Affiliate Issuer, or such Successor Company, as applicable, would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 4.09(a) or (B) the Consolidated Net Leverage Ratio of the Company, the Affiliate Issuer, and the Restricted Subsidiaries (including such Successor Company) or such Successor Company and the Restricted Subsidiaries would be no greater than that of the Company, the Affiliate Issuer and the Restricted Subsidiaries immediately prior to giving effect to such transaction; and

(4) the Fold-In Issuer or the Affiliate Issuer, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture; provided that in giving such opinion, such counsel may rely on an Officer’s Certificate as to compliance with Sections 5.01(a)(2) and 5.01(a)(3) above and as to any matters of fact.

(b) No Guarantor will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, other than the Company, the Fold-In Issuer, the Affiliate Issuer or another Restricted Subsidiary that is a Guarantor (other than in connection with a transaction that does not constitute an Asset Disposition or a transaction that is permitted under Section 4.10.

(1) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(2) either:

(A) the Successor Company assumes all the obligations of that Restricted Subsidiary under its Note Guarantee, this Indenture, the Intercreditor Agreement and any Additional Intercreditor Agreement; provided that, in the case of Coral-US Co-Borrower LLC, it shall remain, or the Successor Company shall be, in all cases organized and existing under the laws of the United States or the District of Columbia; or

(B) the Net Cash Proceeds of such transaction are applied in accordance with the applicable provisions of this Indenture.

(c) For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, the Fold-In Issuer, the Affiliate Issuer or a Guarantor which properties and assets, if held by the Company, the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable, instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company, the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable, on a Consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company, the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable.

(d) The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company, the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, under this Indenture, and upon such substitution, the predecessor to the Company, the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, will be released from its obligations under this Indenture, the Notes and the Note Guarantee, as applicable, but, in the case of a lease of all or substantially all its assets, the predecessor to the Company, the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, will not be released from the obligation to pay the principal of and interest on the Notes or the Note Guarantee, as applicable.

(e) The provisions set forth in this Section 5.01 shall not restrict (and shall not apply to): (1) any Restricted Subsidiary from consolidating with, merging or liquidating into or transferring all or substantially all of its properties and assets to the Fold-In Issuer, the Affiliate Issuer or another Restricted Subsidiary (that guarantees the Notes, if the former Restricted Subsidiary also guarantees the Notes); (2) any Guarantor from merging or liquidating into or transferring all or part of its properties and assets to another Guarantor, the Fold-In Issuer, or the Affiliate Issuer; (3) any consolidation or merger of the Company, the Fold-In Issuer, the Affiliate Issuer into any Guarantor, provided that, for the purposes of this sub-clause (3), if the Fold-In Issuer is not the surviving entity of such merger or consolidation, the relevant Guarantor will assume the obligations of the Fold-In Issuer under the Notes, this Indenture, the Intercreditor Agreement, and any Additional Intercreditor Agreement and clauses (1) and (4) of Section 5.01(a) shall apply to such transaction; (4) any consolidation or merger effected as part of the 2016 Transactions, the Post-Closing Reorganization or the Group Refinancing Transactions; (5) any Solvent Liquidation; and (6) the Company, the Fold-In Issuer, the Affiliate Issuer or any Guarantor consolidating into or merging or combining with an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity, provided that, for the purposes of this clause (3), Sections 5.01(a)(1), 5.01(a)(2), 5.01(a)(4) or 5.01(b)(1) or 5.01(b)(2) shall apply to any such transaction.

Section 5.02 Successor Corporation Substituted

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Fold-In Issuer in a transaction that is subject to, and that complies with the provisions of, Section 5.01, the successor Person formed by such consolidation or into or with which the Fold-In Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” shall refer instead to the successor Person and not to the Fold-In Issuer), and may exercise every right and power of the Fold-In Issuer under this Indenture with the same effect as if such successor Person had been named as the Fold-In Issuer herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Fold-In Issuer’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase or otherwise;

(3) failure by the Fold-In Issuer, the Affiliate Issuer or any Guarantor to comply for 60 days after notice specified in this Indenture with its other agreements contained in the Notes or this Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement; provided, however, that the Fold-In Issuer, the Affiliate Issuer or any Guarantor shall have 90 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with the obligations to file annual, quarterly and current reports in accordance with Section 4.03 so long as the Fold-In Issuer, the Affiliate Issuer or any Guarantor is, as applicable, attempting to cure such failure as promptly as reasonably practicable;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company, the Affiliate Issuer or any of the Restricted Subsidiaries), other than Indebtedness owed to the Company, the Affiliate Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A) is caused by a failure to pay principal of such Indebtedness at its Stated Maturity after giving effect to any applicable grace period provided in such Indebtedness (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(5) (A) a proceeding is commenced seeking a decree or order for (i) relief in respect of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, in an involuntary case under any applicable Bankruptcy Law, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) the winding up or liquidation of the affairs of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (other than, except in the case of the Fold-In Issuer, a solvent winding up or liquidation in connection with a transfer of assets among the Company, the Affiliate Issuer and the Restricted Subsidiaries) and, in each case, such proceeding shall remain unstayed and in effect for a period of 30 consecutive days; or (B) other than, except in the case of the Fold-In Issuer, in relation to a solvent winding up or liquidation in connection with a transfer of assets among the Company or the Affiliate Issuer and the Restricted Subsidiaries, the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (i) commences a voluntary case (including taking any action for the purpose of winding up) under any applicable Bankruptcy Law, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors, in each case of this Section 6.01 (a)(5), except as a result of, or in connection with, any Solvent Liquidation);

(6) failure by the Fold-In Issuer, the Company, the Affiliate Issuer, any Guarantor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited Consolidated financial statements delivered to the holders of the Notes pursuant to Section 4.03), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $75.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

(7) any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (except in accordance with the terms of this Indenture) or is declared invalid or unenforceable in a judicial proceeding and such Default continues for 60 days after the notice specified in the Indenture.

(b) A default under clause (3) or (7) of Section 6.01(a) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in such clause (3) or (7) of Section 6.01(a) after receipt of such notice.

Section 6.02 Acceleration

If an Event of Default (other than an Event of Default described in Section 6.01(a)(5)) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(4) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(4) shall be remedied or cured by the Company, the Affiliate Issuer or any of the a Restricted Subsidiaries or waived by the Holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest and Additional Amounts, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in Section 6.01(a)(5) occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to non-payment of principal, premium, interest or Additional Amounts) and rescind any such acceleration with respect to the Notes and its consequences if (A) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (B) all existing Events of Default, other than the non-payment of the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and (C) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

Section 6.03 Other Remedies

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Prior to taking any action hereunder, the Trustee shall be entitled to indemnification or other security satisfactory to it in its sole discretion against all Losses, liabilities and expenses caused by taking or not taking such action.

Section 6.05 Control by Majority

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or the Intercreditor Agreement, or any Additional Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other Holder of the Notes or that may involve the Trustee in personal liability.

Section 6.06 Limitation on Suits

A holder may pursue a remedy with respect to this Indenture or the Notes only if:

(1) such Holder of Notes has previously given the Trustee written notice that an Event of Default is continuing;

(2) holders of at least 50% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders of Notes have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes.

Section 6.08 Collection Suit by Trustee

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Fold-In Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the properly incurred compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the properly incurred compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Fold-In Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities

Subject to the terms of the Intercreditor Agreement, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee and the Agents, and their agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expenses, liabilities incurred, indemnities owed to and all advances made, by the Trustee and Agents and the costs and expenses of collection;

Second: to Holders of Notes for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Fold-In Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders of Notes pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy or mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.02 or Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Fold-In Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) In no event shall the Trustee or any other entity of The Bank of New York Mellon Group be liable for any Losses arising to the Trustee or any other entity of The Bank of New York Mellon Group or any other Agent receiving or transmitting any data from the Fold-In Issuer, any Authorized Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or e-mail.

Section 7.02 Rights of Trustee

(a) The Trustee and each agent acting on its instructions may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel will be full and complete protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Fold-In Issuer will be sufficient if signed by an Officer of the Fold-In Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall have no duty to inquire as to the performance of the covenants of the Fold-In Issuer and/or its Restricted Subsidiaries in Article 4. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (2) any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Fold-In Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch in each of its capacities hereunder, The Bank of New York Mellon, in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder. Absent willful misconduct or negligence, each Paying Agent and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(k) The Trustee shall not be liable for any consequential loss (being loss of business, goodwill, opportunity or profit of any kind) of the Fold-In Issuer, Successor Company, the Ultimate Parent or any Restricted Subsidiary.

(l) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Fold-In Issuer personally or by agent or attorney.

(m) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(n) The Trustee may request that the Fold-In Issuer delivers an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(o) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Monetary Union or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(p) The Trustee is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Indenture or the Notes.

(q) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(r) The Trustee shall have the right to accept and act upon Instructions, including with respect to fund transfers given pursuant to this Indenture and delivered using Electronic Means. If the Fold-In Issuer elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Fold-In Issuer understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Person have been sent by such Authorized Person. The Fold-In Issuer shall be responsible for ensuring that only Authorized Persons transmit such Instructions to the Trustee and that the Fold-In Issuer and all Authorized Persons are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Fold-In Issuer. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent Written Instruction not delivered by Electronic Means. The Fold-In Issuer agrees: (1) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (2) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions by Electronic Means to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Fold-In Issuer; (3) that the security procedures (if any) to be followed in connection with its transmission of Instructions by Electronic Means provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (4) use its reasonable commercial efforts to notify the Trustee upon learning of any compromise or unauthorized use of the security procedures.

Section 7.03 Individual Rights of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Fold-In Issuer or any Affiliate of the Fold-In Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign as Trustee hereunder. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.04 Trustee’s Disclaimer

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Fold-In Issuer’s use of the proceeds from the Notes or any money paid to the Fold-In Issuer or upon the Fold-In Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee must give notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company or the Affiliate Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company or the Affiliate Issuer, as applicable, also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Company or the Affiliate Issuer, as applicable, is taking or proposing to take in respect thereof.

Section 7.06 [Reserved]

Section 7.07 Compensation and Indemnity

(a) The Fold-In Issuer will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Fold-In Issuer will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Fold-In Issuer will indemnify the Trustee, including its directors, officers, employees and agents, and the Agents against any and all Losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, any Supplemental Indenture, the Notes, the Intercreditor Agreement or in any other role performed by The Bank of New York Mellon Group under said documents, including the costs and expenses of enforcing this Indenture against the

Fold-In Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Fold-In Issuer, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith. The Trustee will notify the Fold-In Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Fold-In Issuer will not relieve the Fold-In Issuer of its obligations hereunder. The Fold-In Issuer will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Fold-In Issuer will pay the reasonable fees and expenses of such counsel. The Fold-In Issuer need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Fold-In Issuer under this Section 7.07 and any claim arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Fold-In Issuer’s obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law, and the satisfaction and discharge of this Indenture

(d) To secure the Fold-In Issuer’s payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(7) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any applicable Bankruptcy Law.

For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given, to the Trustee in Section 7.07, including its right to be indemnified, are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch, in each of its capacities hereunder, by the Bank of New York Mellon, in each of its capacities hereunder, and by each agent, custodian and each other Person employed by the Trustee to act hereunder.

Section 7.08 Replacement of Trustee

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Fold-In Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Fold-In Issuer in writing. The Fold-In Issuer may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Fold-In Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Fold-In Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (1) the retiring Trustee, the Fold-In Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee; or (2) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office; provided that such appointment shall be reasonably satisfactory to the Fold-In Issuer.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Fold-In Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will deliver a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Fold-In Issuer’s obligations under Section 7.07 will continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Agents; Resignation of Agents

Any Agent may resign and be discharged from its duties under this Indenture at any time by giving sixty (60) days’ prior written notice of such resignation to the Trustee and the Fold-In Issuer. The Fold-In Issuer may remove any Agent at any time by giving sixty (60) days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Fold-In Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Fold-In Issuer is unable to replace the resigning Agent within sixty (60) days after such notice, the Agent may, in its sole discretion, deliver any funds then held hereunder in its possession to the Trustee or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The properly incurred and documented costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Fold-In Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s properly incurred and documented fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.07.

Section 7.11 Eligibility; Disqualification

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, the United Kingdom or a jurisdiction in the European Union that is authorized under such laws to exercise corporate trustee power and which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.12 Contractual Recognition of Bail-In Powers

Notwithstanding and to the exclusion of any other term of this Indenture or any other agreements, arrangements, or understanding between the parties to this Indenture, each counterparty to a BRRD Party under this Indenture acknowledges and accepts that a BRRD Liability arising under this Indenture may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(1) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(2) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(3) the cancellation of the BRRD Liability;

(4) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

Section 7.13 Tax Matters

(a) Information Covenants. Each of the Fold-In Issuer and the Trustee shall, within ten Business Days of a written request by the other party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Section 7.13 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 7.13, “Applicable Law” means applicable tax laws (inclusive of any current and future laws, rules, regulations, intergovernmental agreements and interpretations thereof promulgated by competent authorities) related to this Indenture in effect from time to time.

(b) Notice of Withholding or Deduction. If the Fold-In Issuer is, in respect of any payment in respect of the Notes, compelled to withhold or deduct any amount for or on account of any Taxes as contemplated by Section 4.18 (Additional Amounts) or any undertaking given in addition to or in substitution for Section 4.18 (Additional Amounts) pursuant to this Indenture, the Fold-In Issuer shall give notice to the Trustee as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Trustee such information as it, or any Agent (including any Paying Agent) shall require to enable each of them to comply with the requirement.

(c) Entitlement to Withhold or Deduct. Notwithstanding any other provision of this Indenture, the Trustee, or any Agent (including any Paying Agent) shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Taxes, if and only to the extent so required by Applicable Law or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee, or any Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant regulatory or governmental authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Fold-In Issuer the amount so deducted or withheld, in which case, the Fold-In Issuer shall so account to the relevant regulatory or governmental authority for such amount. In each case, the Trustee and each Agent shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such taxes, duties or charges.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance

The Fold-In Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge

(a) Upon the Fold-In Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Fold-In Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Fold-In Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02(a), and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Fold-In Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(2) the Fold-In Issuer’s obligations with respect to such Notes under Article 2 and Section 4.02;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Fold-In Issuer’s obligations in connection therewith; and

(4) this Article 8.

(b) Subject to compliance with this Article 8, the Fold-In Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance

Upon the Fold-In Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Fold-In Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be released from its obligations under Sections 3.09, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.21, 4.22, and 4.24 and clauses (3) and (4) of Section 5.01(a) and clauses (1) and (2)(B) of Section 5.01(b) with respect to the outstanding Notes, on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Fold-In Issuer may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a), but, except as specified above, the remainder of this Indenture and such Notes will be unaffected thereby. In addition, upon the Fold-In Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(a)(4) through 6.01(a)(7) (with respect to clause (7), only with respect to Significant Subsidiaries) and 6.01(a)(8) will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03:

(1) the Fold-In Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee (or an agent nominated by the Trustee for such purpose) dollars, dollar-denominated US Government Obligations or a combination thereof for the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes to redemption or maturity, as the case may be

(2) in the case of an election under Section 8.02, the Fold-In Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that:

(A) the Fold-In Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel (subject to customary exceptions and exclusions) shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law;

(3) in the case of an election under Section 8.03, the Fold-In Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which any Issuer or the Fold-In Issuer is a party or by which any Issuer or the Fold-In Issuer is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Fold-In Issuer or any of its Subsidiaries is a party or by which the Fold-In Issuer or any of its Subsidiaries is bound;

(6) the Fold-In Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Fold-In Issuer with the intent of preferring the Holders of Notes over the other creditors of the Fold-In Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Fold-In Issuer or others; and

(7) the Fold-In Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions

(a) Subject to Section 8.06, all money, all U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Fold-In Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in U.S. dollars or against U.S. Government Obligations deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Fold-In Issuer from time to time upon the request of the Fold-In Issuer any money, non-callable U.S. dollar-denominated U.S. Government Obligations held by it as provided in Section 8.04 which, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer

Any money deposited with the Trustee or any Paying Agent, or then held by the Fold-In Issuer, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Fold-In Issuer on its request or (if then held by the Fold-In Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Fold-In Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Fold-In Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may (without an obligation to do so) at the expense of the Fold-In Issuer cause to be published once, in a leading newspaper having general circulation in London, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Fold-In Issuer.

Section 8.07 Reinstatement

If the Trustee or any Paying Agent is unable to apply any U.S. dollar or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Fold-In Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; provided, however, that, if the Fold-In Issuer makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Fold-In Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders of Notes

(a) Subject to Section 9.05 and notwithstanding Section 9.02 of this Indenture, without the consent of any holder, the Fold-In Issuer and the Trustee may amend this Indenture, the Notes, the Note Guarantees, the Intercreditor Agreement and any Additional Intercreditor Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency;

(2) provide for the assumption by a Successor Company of the obligations of the Fold-In Issuer, the Affiliate Issuer or any Guarantor under this Indenture, the Notes, the Note Guarantees, the Intercreditor Agreement, and any Additional Intercreditor Agreement, as applicable;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the U.S. Internal Revenue Code of 1986 (as amended));

(4) add guarantees with respect to the Notes;

(5) secure the Notes (including, without limitation, to grant any security or supplemental security);

(6) add to the covenants of the Company, the Affiliate Issuer and the Restricted Subsidiaries for the benefit of the Holders or surrender any right or power conferred upon the Company, the Affiliate Issuer and the Restricted Subsidiaries under the Indenture or the Notes;

(7) make any change that does not adversely affect the rights of any holder in any material respect;

(8) release (i) the Note Guarantees and (ii) any Lien created to secure the Notes and the Note Guarantees, in each case, as provided by the terms of this Indenture;

(9) provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(10) give effect to Permitted Liens;

(11) evidence and provide for the acceptance and appointment under the Indenture, the Intercreditor Agreement, any Additional Intercreditor Agreement, and any security documents granted to secure the Notes, of a successor Trustee, security trustee and/or any other agent pursuant to the requirements thereof;

(12) to the extent necessary to grant a Lien for the benefit of any Person; provided that the granting of such Lien is permitted by this Indenture;

(13) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (a) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(14) to conform the text of this Indenture, the Notes, the Note Guarantees, and the Intercreditor Agreement to any provision of the “Description of the Fold-In Notes (Pre-Group Refinancing Transactions)” section of the Offering Memorandum to the extent that such provision of the “Description of the Fold-In Notes (Pre-Group Refinancing Transactions)” section of the Offering Memorandum was intended to be a verbatim recitation of this Indenture, the Notes, or the Intercreditor Agreement;

(15) to comply with Section 5.01;

(16) provide for a reduction in the minimum denominations of the Notes; provided that such reduction would not result in a breach of applicable securities laws or in a requirement to produce a prospectus or otherwise register the Notes with any regulatory authority in connection with any investment therein or resale thereof;

(17) comply with the rules of any applicable securities depositary;

(18) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for, the CWC Group Assumption (including, without limitation, amendments designed to correct any ambiguity, omission, defect, error or inconsistency, amendments of an administrative or technical nature, and amendments designed to take into account operational, tax, or technical factors that affect the Company, the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, in each case arising as a consequence of, or in connection with, the CWC Group Assumption); or

(19) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for the Intercreditor Amendment and Restatement

(b) In formulating its opinion on such matters, the Trustee shall be entitled to require and conclusively rely on such evidence as it deems appropriate, including an Opinion of Counsel and an Officer’s Certificate.

(c) The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such holder’s Notes will not be rendered invalid by such tender. For so long as the Notes are listed on the International Stock Exchange and the guidelines of the International Stock Exchange so require, the Company or the Affiliate Issuer will notify the International Stock Exchange of any such amendment, supplement and waiver.

(d) Upon the request of the Fold-In Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee of the documents described in Section 7.02, and subject to Section 9.05, the Trustee will join with the Fold-In Issuer in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture or such other amended or supplemental agreement and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee will not be obligated to enter into such amended or supplemental indenture or such other amended and supplemental agreement that adversely affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders of Notes

Subject to Section 9.05 and except as provided below in this Section 9.02, the Fold-In Issuer and the Trustee may amend or supplement this Indenture (including, without limitation, Section 3.09, 4.10 and 4.14), the Notes, the Intercreditor Agreement and any Additional Intercreditor Agreement with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or a tender offer or exchange offer for the Notes) and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes, the Intercreditor Agreement, or any Additional Intercreditor Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for the, Notes);

Upon the request of the Fold-In Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders of Notes as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02, the Trustee will join with the Fold-In Issuer in the execution of such amended or supplemental Indenture unless such amended or supplemental indenture directly adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders of Notes under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

However, without the consent of the Holders of at least 90% of the aggregate principal amount of then outstanding Notes, an amendment, supplement or waiver under this Section 9.02 may not:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest or Additional Amounts on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (i) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed under Section 3.07 (other than the notice provisions) or (ii) reduce the premium payable upon repurchase of any Note or change the time at which any Note is to be repurchased pursuant to Section 3.09, Section 4.10 or Section 4.14, at any time after the obligation to repurchase has arisen;

(5) make any Note payable in money other than that stated in the Note (except to the extent the currency stated in the Note has been succeeded or replaced pursuant to applicable law);

(6) impair the right of any Holder to receive payment of, premium, if any, principal of or interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes; or

(7) make any change to this Section 9.02.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, no amendment or supplement may release any Guarantor (including the Company) from any of its obligations under its Note Guarantee or modify any Note Guarantee, except, in each case, in accordance with the terms of this Indenture.

Section 9.03 Revocation and Effect of Consents

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.04 Notation on or Exchange of Notes

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Fold-In Issuer in exchange for all Notes may issue and the Authenticating Agent shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.05 Trustee to Sign Amendments, etc.

The Trustee will sign any amended or supplemental Indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Fold-In Issuer may not sign an amended or supplemental Indenture until the Board of Directors of the Fold-In Issuer approves it. In executing any amended or supplemental Indenture, the Trustee will be entitled to receive and (subject to Section 7.01) will be fully protected in relying upon, in addition to the documents required by Section 14.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental Indenture or other document is authorized or permitted by or not in breach of this Indenture and that such amendment is the legal, valid and binding obligation of the Fold-In Issuer enforceable against it in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Indenture.

ARTICLE 10

GUARANTEES

Section 10.01 Note Guarantees

(a) On the CWC Group Assumption Date, the Notes shall be guaranteed by each entity that remained a guarantor of the Proceeds Loan immediately prior to the CWC Group Assumption. Each Guarantor shall, jointly and severally, irrevocably guarantee (each guarantee, a “Note Guarantee” and collectively, the “Note Guarantees”), as primary obligor and not merely as surety, on a senior basis, the full and punctual payment when due, whether at maturity, by acceleration or otherwise, all payment obligations of the Fold-In Issuer under this Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. Each Parent that provides a Note Guarantee is hereinafter referred to as an “Initial Parent Guarantor” and each Subsidiary that provides a Note Guarantee is hereinafter referred to as an “Initial Subsidiary Guarantor”. Each Note Guarantee provided by a Parent Guarantor is hereinafter referred to as an “Initial Parent Guarantee” and each Note Guarantee provided by a Subsidiary is hereinafter referred to as an “Initial Subsidiary Guarantee”.

(b) The obligations of a Guarantor under its Note Guarantee are limited as necessary to prevent the relevant Note Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law.

(c) From time to time prior to the Group Refinancing Effective Date (if it occurs), a Parent may be designated as an additional Parent Guarantor of the Notes (an “Additional Parent Guarantor”, together with the Initial Parent Guarantors, the “Parent Guarantors”; the Parent Guarantors together with the Subsidiary Guarantors, the “Guarantors”) by causing it to execute and deliver to the Trustee a supplemental indenture in the form attached to the Indenture, pursuant to which such Parent shall become a Parent Guarantor.

(d) Each Additional Parent Guarantor shall, jointly and severally, with the Initial Parent Guarantors and each other Additional Parent Guarantor, irrevocably guarantee (each guarantee, an “Additional Parent Guarantee”, together with the Initial Parent Guarantees, the “Parent Guarantees”), as primary obligor and not merely as surety, on a senior basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of the Fold-In Issuer under the Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The obligations of any Additional Parent Guarantor are contractually limited under its Additional Parent Guarantee to prevent the relevant Additional Parent Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law. Prior to the Group Refinancing Effective Date, any Additional Parent Guarantee shall be issued on substantially the same terms as the Parent Guarantees. For purposes of this Indenture, references to the Parent Guarantees include references to any Additional Parent Guarantees and references to the Guarantors include references to any Additional Parent Guarantors.

Section 10.02 Additional Subsidiary Guarantees

(a) The Company or the Affiliate Issuer may from time to time, prior to the Group Refinancing Effective Date (if it occurs), designate a Restricted Subsidiary or an Affiliate as an additional guarantor of the Notes (an “Additional Subsidiary Guarantor”, together with any Additional Parent Guarantor, an “Additional Guarantor”) by causing it to execute and deliver to the Trustee a supplemental indenture in the form attached as Exhibit E to this Indenture, pursuant to which such Restricted Subsidiary or Affiliate will become a Guarantor.

(b) Each Additional Subsidiary Guarantor shall, jointly and severally, with the Guarantors and each other Additional Subsidiary Guarantor, irrevocably guarantee (each guarantee, an “Additional Subsidiary Guarantee”, together with any Additional Parent Guarantee, an “Additional Guarantee”), as primary obligor and not merely as surety, on a senior basis the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of the Fold-In Issuer under this Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The obligations of any Additional Subsidiary Guarantor shall be contractually limited under its Additional Subsidiary Guarantee to prevent the relevant Additional Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law. Prior to the Group Refinancing Effective Date (if it occurs), any Additional Subsidiary Guarantee shall be issued on substantially the same terms as the Subsidiary Guarantees. For purposes of this Indenture, references to the Subsidiary Guarantees include references to any Additional Subsidiary Guarantees and references to the Subsidiary Guarantors include references to any Additional Subsidiary Guarantors.

Section 10.03 Releases.

The Fold-In Issuer will not cause or permit, directly or indirectly, any Note Guarantee to be released, except that,

(a) a Note Guarantee will be automatically and unconditionally released:

(1) upon the sale or other disposition of all or substantially all of the Capital Stock of the relevant Guarantor pursuant to an Enforcement Sale as provided for in the Intercreditor Agreement (including the Existing Intercreditor Agreement) or as otherwise provided for under the Intercreditor Agreement (including the Existing Intercreditor Agreement);

(2) in the case of a Subsidiary Guarantee, upon the sale or other disposition (including through merger or consolidation but other than pursuant to an Enforcement Sale) in compliance with this Indenture of the Capital Stock of the relevant Subsidiary Guarantor (whether directly or through the disposition of a parent thereof), following which such Subsidiary Guarantor is no longer a Restricted Subsidiary, an Affiliate Issuer or an Affiliate Subsidiary (other than a sale or other disposition to the Company, the Fold-In Issuer, the Affiliate Issuer or any of the Company’s or the Parent Guarantors’ Subsidiaries);

(3) in the case of a Parent Guarantee, if such Parent Guarantor ceases to be a Parent of the Fold-In Issuer;

(4) in the case of a Guarantor that is prohibited or restricted by applicable Law from guaranteeing the Notes;

(5) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Articles 8 or 12, respectively;

(6) with respect to an Additional Guarantee given pursuant to Section 4.15, upon release of the guarantee that gave rise to the requirement to issue such Additional Guarantee so long as no Event of Default would arise as a result and no other Indebtedness that would give rise to an obligation to give an Additional Guarantee is at that time guaranteed by the relevant Guarantor;

(7) with respect to Subsidiary Guarantors only, upon the release or discharge of such Subsidiary Guarantor from its guarantee of Indebtedness of the Company, the Affiliate Issuer and the Subsidiary Guarantors under any Senior Unsecured Indebtedness (including by reason of the termination of the agreement, document or instrument governing such Senior Unsecured Indebtedness ) and/or the guarantee that resulted in the obligation of such Subsidiary Guarantor to guarantee the Notes, if such Subsidiary Guarantor would not then otherwise be required to guarantee the Notes pursuant to this Indenture (and treating any guarantees of such Subsidiary Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such guarantee;

(8) with respect to any Additional Parent Guarantors only, upon the release or discharge of such Additional Parent Guarantor from its guarantee of any Indebtedness of the Company and the Subsidiary Guarantors under any Senior Unsecured Indebtedness (including by reason of the termination of agreement, document or instrument governing such Senior Unsecured Indebtedness) and/or if such Additional Parent Guarantor would not then otherwise be required to guarantee the Notes pursuant to this Indenture, except a discharge or release by or as a result of payment under such guarantee;

(9) in the case of a Subsidiary Guarantee, if the relevant Guarantor is designated as an Unrestricted Subsidiary in compliance with Section 4.07;

(10) as a result of a transaction permitted by, and in compliance with Section 5.01;

(11) if such Guarantor is an Affiliate Subsidiary and such Affiliate Subsidiary becomes a Subsidiary of or is merged into or with the Company, the Affiliate Issuer, another Restricted Subsidiary of the Company or the Affiliate Issuer which is not an Affiliate Subsidiary, the Affiliate Issuer or a Guarantor;

(12) as described under Article 9;

(13) upon the full and final payment and performance of all obligations of the Fold-In Issuer and the Guarantors under this Indenture and the Notes; or

(14) as a result of, and in connection with, any Solvent Liquidation.

(b) Notwithstanding any of the foregoing, in all circumstances a Note Guarantee shall only be released if (a) the relevant Guarantor has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with and (b) such Guarantor is released from its guarantees under the agreement, document or instrument governing such Senior Unsecured Indebtedness.

(c) The Trustee shall take all necessary actions, including the granting of releases or waivers under the Intercreditor Agreement, to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications.

Section 10.04 Affiliate Issuer and Affiliate Subsidiaries

The Company may from time to time designate an Affiliate as an Affiliate Issuer (each an “Affiliate Issuer”) by causing it to execute and deliver a supplemental indenture to this Indenture whereby the Affiliate Issuer will provide a Note Guarantee (the “Affiliate Issuer Guarantee”) and accede as an Affiliate Issuer (the “Affiliate Issuer Accession”), provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

The Company may designate an Affiliate as an Affiliate Subsidiary by causing it to execute and deliver to the Trustee a supplemental indenture to this Indenture whereby the Affiliate Subsidiary will provide a Note Guarantee (the “Affiliate Subsidiary Accession”), provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

ARTICLE 11

[RESERVED]

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge

(a) This Indenture and, subject to Section 7.07, the rights, duties and obligations of the Trustee and the Holders under the Intercreditor Agreement or any Additional Intercreditor Agreement will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Fold-In Issuer, have been delivered to a Paying Agent or Registrar for cancellation; or

(B) (i) all Notes that have not been delivered to a Paying Agent or Registrar for cancellation (a) have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or (b) will become due and payable within one year and (ii) the Fold-In Issuer or a Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash, Cash Equivalents, US Government Obligations or a combination thereof, in each case, denominated in US dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to a Paying Agent or Registrar for cancellation for principal, premium and Additional Amounts (if any) and accrued interest to the date of maturity or redemption;

(2) the Fold-In Issuer or the Guarantor(s) has paid or caused to be paid all other amounts payable by it under this Indenture; and

(3) the Fold-In Issuer or the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b) In addition, the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) In addition, if:

(1) part of the Notes (the “Called Notes”) have become irrevocably due and payable by reason of the mailing or delivery of an unconditional notice of redemption or otherwise;

(2) the Fold-In Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, with respect to the Called Notes, cash, Cash Equivalents, US Government Obligations or a combination thereof, in each case, denominated in dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Called Notes for principal, premium and Additional Amounts (if any) and accrued interest to the Redemption Date; and

(3) the Company or the Affiliate Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Called Notes on the Redemption Date, then the Called Notes will not constitute Indebtedness under this Indenture, In addition, the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to such Notes not constituting Indebtedness have been satisfied.

(d) Notwithstanding the satisfaction and discharge of this Indenture if money has been deposited with the Trustee pursuant to Section 12.01(a)(1)(B), the provisions of Section 8.06 will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07 that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money

Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and the Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 12.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Fold-In Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01; provided that if the Fold-In Issuer has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Fold-In Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 13

[RESERVED]

EXHIBIT I

EXHIBIT I

POST-GROUP REFINANCING TRANSACTIONS COVENANT SCHEDULE

I-1

EXHIBIT I

ARTICLE 11
SECURITY
Section 11.01	Note Security Documents	156
Section 11.02	Release of the Note Collateral	157
Section 11.03	Proceeds Loan Collateral	157
Section 11.04	Release of Proceeds Loan Collateral	158
Section 11.05	Limitations on the Collateral	160
Section 11.06	Authorization of Actions to Be Taken by the Security Trustee	160
Section 11.07	Authorization of Receipt of Funds by the Security Trustee Under the Note Security Documents	160
Section 11.08	Waiver of subrogation	161
Section 11.09	Termination of Security Interest	161
ARTICLE 12
SATISFACTION AND DISCHARGE
Section 12.01	Satisfaction and Discharge	161
Section 12.02	Application of Trust Money	162
ARTICLE 13
[RESERVED]

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions

“144A Global Note” means one or more Global Notes substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.

“2016 Liberty Acquisition” means the acquisition by Liberty Global, directly or indirectly, of Cable & Wireless Communications Limited.

“2015 Columbus Acquisition” refers to the acquisition on March 31, 2015 of the Columbus Group by C&W Communications and its subsidiaries.

“2015 Columbus Carve-Out” means the transfer of the Columbus Carve-Out Entities and the Columbus Carve-Out Receivable from Columbus Networks Limited to the Columbus SPV Transferee pending receipt of the regulatory approval from the U.S. Federal Communications Commission, in connection with the 2015 Columbus Acquisition.

“2016 Transactions” means (1) the 2016 Liberty Acquisition, (2) a cross-border merger between Cable & Wireless Communications Limited with LG Coral Mergerco Limited and LGE Coral Mergerco B.V., subsidiaries of the Ultimate Parent and the formation of C&W Communications, a new company under the Companies (Cross-Border Mergers) Regulations 2007 (UK), in each case, in connection with the 2016 Liberty Acquisition, (3) the payment of the Special Dividend and/or the making of any intercompany loans, distributions or contributions by LGE Coral Holdco Limited (or another subsidiary of the Ultimate Parent) to C&W Communications to the fund the payment of the Special Dividend, (4) the making of any dividend, loan or other investment to a Parent in an aggregate principal amount necessary to prepay any borrowings under the interim credit agreement dated as of November 16, 2015 by and among LGE Coral Holdco Limited and the lenders party thereto (as amended from time to time), (5) any transaction required pursuant to, or in connection with, clauses (1), (2), (3) or (4) above (including, without limitation, any transaction taken pursuant to the C&W Co-operation Agreement or pursuant to any agreement with or condition set by any antitrust or regulatory authority) and (6) the payment of fees, costs, expenses in connection with the above.
“2019 Sterling Bonds” means Cable & Wireless International Finance B.V.’s 8 5⁄8% guaranteed bonds due 2019 issued pursuant to the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Refinancing Date” means the date that the 2019 Sterling Bonds have been refinanced in full in accordance with this Indenture or otherwise redeemed and repaid in full in accordance with the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Trust Deed” means the principal trust deed dated March 27, 1992, between, among others, Cable and Wireless International Finance B.V., as issuer, and the Royal Exchange Trust Company Limited, as trustee, as amended, supplemented or otherwise modified from time to time.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in a Related Business or are otherwise useful in a Related Business (it being understood that capital expenditure on property or assets already used in a Related Business or to replace any property or assets that are the subject of such Asset Disposition or any operating expenses Incurred in the day-to-day operations of a Related Business shall be deemed an Investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Issuer Debt” means (i) Public Debt and (ii) other Indebtedness Incurred under Credit Facilities, in each case Incurred by the Issuer.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.01(e), 2.02 and 4.09, as part of the same series as the Initial Notes.

“Additional Proceeds Loans” means any future proceeds loans made pursuant to the Proceeds Loan Agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Subsidiary” refers to any Subsidiary of the Ultimate Parent (other than a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor) that provides a Proceeds Loan Guarantee following the Issue Date.

“Agent” means any Registrar, co-registrar, transfer agent, Paying Agent or additional paying agent.

“Applicable Premium” means, with respect to a Note, at any Redemption Date prior to September 15, 2022, the excess of (1) the present value at such Redemption Date of (a) the redemption price of such Note on September 15, 2022 (such redemption price being described under Section 3.07(c) exclusive of any accrued and unpaid interest) plus (b) all required remaining scheduled interest payments due on such Note through September 15, 2022 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on such Redemption Date.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Approved Jurisdiction” means any of the following: any member state of the European Union that is a member of the European Union on the Issue Date, Barbados, Bermuda, the Cayman Islands, England and Wales, the Netherlands, the United States of America, any State of the United States of America or the District of Columbia.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than an operating lease entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to the Company or any Affiliate Proceeds Loan Obligor or by the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity) to a Restricted Subsidiary;

(2)	the sale or disposition of cash, Cash Equivalents or Investment Grade Securities in the ordinary course of business;

(3)	a disposition of inventory, equipment, trading stock, communications capacity or other assets in the ordinary course of business;

(4)	a sale, lease, transfer or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of obsolete, surplus or worn out equipment or other equipment and assets that are no longer useful in the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries

(5)	transactions permitted under Section 5.01 or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock or other securities by a Restricted Subsidiary to the Company, any Affiliate Proceeds Loan Obligor or to another Restricted Subsidiary;

(7)	(a) for purposes of Section 4.10 only, the making of a Permitted Investment or a disposition permitted to be made under Section 4.07 or (b) solely for the purpose of Section 4.10(b)(3), a disposition, the proceeds of which are used to make Restricted Payments permitted to be made under Section 4.07 or Permitted Investments;

(8)

dispositions of assets of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or the issuance or sale of Capital Stock of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(9)	dispositions in connection with Permitted Liens;

(10)	dispositions of receivables or related assets in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the assignment, licensing or sublicensing of intellectual property or other general intangibles and assignments, licenses, sublicenses, leases or subleases of spectrum or other property;

(12)	foreclosure, condemnation or similar action with respect to any property, securities, or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of receivables arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity, and Investments in a Receivables Entity consisting of cash or Securitization Obligations;

(15)	a transfer of Receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(16)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(17)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(18)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(19)	(a) disposals of assets, rights or revenue not constituting part of the Distribution Business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, and (b) other disposals of non-core assets acquired in connection with any acquisition permitted under this Indenture;

(20)	any disposition or expropriation of assets or Capital Stock which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary is required by, or made in response to concerns raised by, a regulatory authority or court of competent jurisdiction including, for the avoidance of doubt, any such disposition or expropriation of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo required by, or made in response to, concerns raised by any such regulatory authority in connection with the 2015 Columbus Acquisition or the 2016 Transactions;

(21)	any disposition of other interests in other entities in an amount not to exceed $10.0 million;

(22)	any disposition of real property, provided that the fair market value of the real property disposed of in any calendar year does not exceed the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year, subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(23)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to such Person;

(24)	any disposition of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; provided that any cash or Cash Equivalents received in such disposition is applied in accordance with Section 4.10;

(25)	any sale or disposition with respect to property built, repaired, improved, owned or otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Indenture;

(26)	any disposition of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo;

(27)	contractual arrangements under long-term contracts with customers entered into by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in the ordinary course of business which are treated as sales for accounting purposes; provided that there is no transfer of title in connection with such contractual arrangement;

(28)	[Reserved];

(29)	the sale or disposition of the Towers Assets;

(30)

any dispositions constituting the surrender of tax losses by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (A) to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; (B) to the Ultimate Parent or any of its Subsidiaries (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); or (C) in order to eliminate, satisfy or discharge any tax liability of any Person that was formerly a Subsidiary of the Ultimate Parent which has been disposed of pursuant to which a disposal permitted by the terms of this Indenture, to the extent that the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary would have a liability (in the form of an indemnification obligation or otherwise) to one or more Persons in relation to such tax liability if not so eliminated, satisfied or discharged;

(31)	any disposition reasonably required in connection with the Group Refinancing Transactions; and

(32)	any other disposition of assets comprising in aggregate percentage value of 10.0% or less of Total Assets.

In the event that a transaction (or any portion thereof) meets the criteria of a disposition permitted under clauses (1) through (32) above and would also be a Restricted Payment permitted to be made under Section 4.07 or a Permitted Investment, the Company, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as a disposition permitted under clauses (1) through (32) above and/or one or more of the types of Restricted Payments permitted to be made under Section 4.07 or Permitted Investments.

“Authenticating Agent” means each Person authorized pursuant to Section 2.02 to authenticate Notes and any Person authorized pursuant to Section 2.02 to act on behalf of the Trustee to authenticate Notes.

“Authorized Person” means any person who is designated by the Issuer to give Instructions to the Trustee or the Agents under the terms of this Indenture pursuant to one or more incumbency certificates (which may be amended or updated from time to time) delivered to the Trustee and the Agents containing the specimen signature of such person.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“Bank Products” means (i) any facilities or services related to cash management, cash pooling, treasury, depository, overdraft, commodity trading or brokerage accounts, credit or debit card, p-cards (including purchasing cards or commercial cards), electronic funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade financial services or other cash management and cash pooling arrangements and (ii) daylight exposures of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in respect of banking and treasury arrangements entered into in the ordinary course of business.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The term “beneficially held,” “beneficial holding” and “beneficial ownership” have a corresponding meaning.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, or any similar United States federal or state law or relevant law in any jurisdiction or organization or similar foreign law (including, without limitation, laws of Ireland relating to moratorium, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors) or any amendment to, succession to or change in any such law.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided, that (i) if and for so long as the Company or any Affiliate Proceeds Loan Obligor is a Subsidiary of the Ultimate Parent, any action required to be taken under this Indenture by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor can, in the alternative, at the option of the Company or any Affiliate Proceeds Loan Obligor, be taken by the Board of Directors of the Ultimate Parent and (ii) following consummation of a Spin-Off, any action required to be taken under this Indenture by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor can, in the alternative, at the option of the Company or any Affiliate Proceeds Loan Obligor, be taken by the Board of Directors of the Spin Parent.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“BRRD Party” means any Agent subject to Bail-in Powers.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York, Dublin, Ireland, Amsterdam, the Netherlands or London, England are authorized or required by law to close.

“Business Division Transaction” means any creation or participation in any joint venture with respect to any assets, undertakings and/or businesses of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries which comprise all or part of the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division (or its predecessor or successors), to or with any other entity or person whether or not the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, excluding the contribution to (but not the use by) any joint venture of the backbone assets utilized by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and excluding any Subsidiary included in or owned by the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division but not engaged in the business of that division.

“C&W Communications” means Cable & Wireless Communications Limited (successor by merger to Cable & Wireless Communications plc) and any and all successors thereto.

“C&W Co-operation Agreement” means the cooperation agreement dated November 16, 2015 between Liberty Global and C&W Communications.

“C&W Parent” means C&W Communications; provided, however, that (1) following an Affiliate Proceeds Loan Obligor Accession, “C&W Parent” will mean a Holding Company of the Company and each Affiliate Proceeds Loan Obligor, and such Holding Company’s successors, (2) upon the designation of C&W Communications as the New Senior Debt Obligor “C&W Parent” will mean the direct Parent of C&W Communications, (3) upon consummation of the Post-Closing Reorganization, “C&W Parent” will mean New Holdco and its successors, and (4) upon consummation of a Spin-Off, “C&W Parent” will mean the Spin Parent and its successors.

“Cable & Wireless Supplemental Pension Scheme” means the scheme established under and in accordance with the trust deed and rules dated June 8, 2001 to which Cable & Wireless Limited and the Law Debenture Trust Corporation PLC were parties, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities or obligations issued, insured or unconditionally guaranteed by the United States government, the government of the United Kingdom, the relevant member state of the European Union as of January 1, 2004 (each, a “Qualified Country”) or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;

(2)	securities or obligations issued by any Qualified Country, or any political subdivision of any such Qualified Country, or any public instrumentality thereof, having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service in any Qualified Country);

(3)	commercial paper issued by any lender party to a Credit Facility or any bank holding company owning any lender party to a Credit Facility;

(4)	commercial paper maturing no more than 12 months after the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(5)

time deposits, eurodollar time deposits, bank deposits, certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any lender party to a Credit Facility or any other bank or trust company (x) having combined capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. Dollar equivalent thereof) in the case of non-U.S. banks or (y) the long-term debt of which is rated at the time of acquisition thereof at least “A-” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A-” or the equivalent thereof by Moody’s Investors Service, Inc. (or if at the time neither is issuing comparable ratings, then a comparable rating of another nationally recognized rating agency in any Qualified Country);

(6)	auction rate securities rated at least Aa3 by Moody’s and AA- by S&P (or, if at any time either S&P or Moody’s shall not be rating such obligations, an equivalent rating from another nationally recognized rating service);

(7)	repurchase agreements or obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1), (2) and (5) above entered into with any bank meeting the qualifications specified in clause (5) above or securities dealers of recognized national standing;

(8)	marketable short-term money market and similar funds (x) either having assets in excess of $250.0 million (or U.S. Dollar equivalent thereof) or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(9)	interests in investment companies or money market funds, 95% the investments of which are one or more of the types of assets or instruments described in clauses (1) through (8) above; and

(10)	in the case of investments by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary organized or located in a jurisdiction other than the United States or a member state of the European Union (or any political subdivision or territory thereof), or in the case of investments made in a country outside the United States, other customarily utilized high-quality investments in the country where such Restricted Subsidiary is organized or located or in which such Investment is made, all as conclusively determined in good faith by the Company or any Affiliate Proceeds Loan Obligor;

provided that bank deposits and short term investments in local currency of any Restricted Subsidiary shall qualify as Cash Equivalents as long as the aggregate amount thereof does not exceed the amount reasonably estimated by such Restricted Subsidiary as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

“CFA” means the Contingent Funding Agreement dated February 3, 2010 among the Company, Sable International Finance Limited and Cable & Wireless Pension Trustee Limited, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Change of Control” means:

(1)	C&W Parent (a) ceases to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of each of the Company or any Affiliate Proceeds Loan Obligor and (b) ceases, by virtue of any powers conferred by the articles of association or other documents regulating each of the Company or any Affiliate Proceeds Loan Obligor to, directly or indirectly, direct or cause the direction of management and policies of each of the Company or any Affiliate Proceeds Loan Obligor, as applicable; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(3)	the Share Trustee ceases to directly hold 100% of the Capital Stock of the Issuer; or

(4)	prior the Group Refinancing Effective Date (if the Group Refinancing Transactions take place), Sable Holding ceases to be a Wholly-Owned Subsidiary of the Company; or

(5)	the adoption by the stockholders of the Company, or any Affiliate Proceeds Loan Obligor of a plan or proposal for the liquidation or dissolution of the Company, or any Affiliate Proceeds Loan Obligor, other than a transaction complying with Section 5.01;

provided, however, that a Change of Control shall not be deemed to have occurred pursuant to clause (1) of this definition upon the consummation of the Post-Closing Reorganization, a Spin-Off, or the Group Refinancing Transactions.

“Clearstream” means Clearstream Banking, S.A., or any successor thereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Collateral Sharing Agreement” means the collateral sharing agreement to be dated on or about the Issue Date between, among others, the Issuer, the Security Trustee and the Trustee, as amended, restated or otherwise modified or varied from time to time.

“Columbus Carve-Out Entities” refers, collectively, to ARCOS-1 USA, Inc., Columbus Networks Puerto Rico, Inc., Columbus Networks USA, Inc., A. SUR Net, Inc., and Columbus Networks Telecommunications Services USA, Inc.

“Columbus Carve-Out Receivable” means the intra-group debt owned by ARCOS-1 USA, Inc. to Columbus Networks Limited.

“Columbus Group” means Columbus International and all of its Subsidiaries.

“Columbus International” means Columbus International Inc., and any successor thereto.

“Columbus Principal Vendors” refers collectively to CVBI Holdings (Barbados) Inc., Clearwater Holdings (Barbados) Limited, Brendan Paddick, and Columbus Holdings LLC.

“Columbus Refinancing Date” means the date on which the Columbus Senior Notes are redeemed or refinanced in full.

“Columbus Senior Notes” means Columbus International’s 7.375% Senior Notes due 2021 issued pursuant to the Columbus Senior Notes Indenture.

“Columbus Senior Notes Indenture” means the indenture dated as of March 31, 2014, between, among others, Columbus International, as issuer, and The Bank of New York Mellon as trustee, as amended, supplemented or otherwise modified from time to time.

“Columbus SPV Transferee” means the special purpose vehicle indirectly wholly owned by certain of the Columbus Principal Vendors.

“Commodity Agreements” means, in respect of a Person, any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Company” means the New Proceeds Loan Borrower, and any and all successors thereto.

“Consolidated EBITDA” means, for any period, operating income (loss) determined on the basis of IFRS of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, plus, at the option of the Company or any Affiliate Proceeds Loan Obligor (except with respect to clauses (1) and (2) below), the following (to the extent deducted or taken into account, as the case may be, for the purposes of determining operating income (loss)):

(1)	Consolidated depreciation expense;

(2)	Consolidated amortization expense;

(3)	stock based compensation expense;

(4)	other non-cash charges reducing operating income (provided that if any such non-cash charge represents an accrual of or reserve for potential cash charges in any future period, the cash payment in respect thereof in such future period shall reduce operating income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period) less other non-cash items of income increasing operating income (excluding any such non-cash item of income to the extent it represents (i) a receipt of cash payments in any future period, (ii) the reversal of an accrual or reserve for a potential cash item that reduced operating income in any prior period and (iii) any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase operating income in such prior period);

(5)	any extraordinary, one-off, non-recurring, exceptional or unusual gain, loss, expense or charge, including any charges or reserves in respect of any restructuring, redundancy, relocation, refinancing, integration or severance or other post-employment arrangements, signing, retention or completion bonuses, transaction costs, acquisition costs, disposition costs, business optimization, information technology implementation or development costs, costs related to governmental investigations and curtailments or modifications to pension or post-retirement benefits schemes, litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood, hurricane and storm and related events);

(6)

effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s Consolidated financial statements pursuant to IFRS (including inventory, property, equipment, software, goodwill, intangible assets, in process research and development, deferred revenue and debt line items) attributable to the application of recapitalization accounting or acquisition accounting, as the case may be, in relation to any consummated acquisition or joint venture investment or the amortization or write-off or write-down of amounts thereof, net of taxes;

(7)	any net gain (or loss) realized upon the sale, held for sale or other disposition of any asset or disposed operations of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary which is not sold or otherwise disposed of in the ordinary course of business (as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or any Affiliate Proceeds Loan Obligor);

(8)	the amount of Management Fees and other fees and related expenses (including Intra-Group Services) paid in such period to the Permitted Holders to the extent permitted by Section 4.11;

(9)	any reasonable expenses, charges or other costs to effect or consummate the 2016 Transactions, the Group Refinancing Transactions, the Post-Closing Reorganization, a Spin-Off, a Permitted Joint Venture, any Equity Offering, Permitted Investment, any transaction permitted under Section 4.11, acquisition, disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Indenture, in each case, as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Company or any Affiliate Proceeds Loan Obligor;

(10)	any adjustments to reduce the impact of the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting principles or policies;

(11)	(i) the amount of loss on the sale or transfer of any assets in connection with an asset securitization programme, receivables factoring transaction or other receivables transaction (including, without limitation, a Qualified Receivables Transaction) and/or (ii) any gross margin (revenue minus cost of goods sold) recognized by any Affiliate of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in relation to the sale of goods and services relating to the business of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(12)	Specified Legal Expenses;

(13)	an amount equal to 100% of the up-front installation fees associated with commercial contract installations completed during the applicable reporting period, less any portion of such fees included in operating income for such period, provided that the amount of such fees, to the extent amortized over the life of the underlying service contract, shall not be included in operating income in any future period;

(14)	any fees or other amounts charged or credited to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary related to Intra-Group Services may be excluded from the calculation of Consolidated EBITDA.

(15)	any charges or costs in relation to any long-term incentive plan and any interest component of pension or postretirement benefits schemes;

(16)	after reversing net other operating income or expense;

(17)	Receivables Fees;

(18)	any costs, charges, fees and related expenses in connection with programming rights that would be accounted for as intangible assets under IFRS; and

(19)	any taxes, assessments, levies or other governmental charges that are based, in whole or in part, on income measures.

For the purposes of determining the amount of Consolidated EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries under this definition which is denominated in a foreign currency, the Company or any Affiliate Proceeds Loan Obligor may, at its option, calculate the U.S. Dollar equivalent amount of such Consolidated EBITDA based on either (i) the weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for such relevant period or (ii) the relevant currency exchange rate in effect on November 16, 2015.

“Consolidated Interest Expense” means, for any period, the net interest income/expense of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis (in each case, determined on the basis of IFRS), whether paid or accrued, including any such interest and charges consisting of:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	non-cash interest expense;

(3)	dividends or other distributions in respect of all Disqualified Stock of the Company or any Affiliate Proceeds Loan Obligor and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than the Company, any Affiliate Proceeds Loan Obligor or a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor;

(4)	the Consolidated interest expense that was capitalized during such period; and

(5)	interest actually paid by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, under any guarantee of Indebtedness or other obligation of any other Person.

Notwithstanding the foregoing, Consolidated Interest Expense shall not include (a) any interest accrued, capitalized or paid in respect of Subordinated Shareholder Loans, (b) any commissions, discounts, yield and other fees and charges related to Qualified Receivables Transactions, (c) any payments on any operating leases, including without limitation any payments on any lease, concession or license of property (or guarantee thereof) which would be considered an operating lease under IFRS, (d) any foreign currency gains or losses, (e) any pension liability cost, (f) any amortization of debt discount, debt issuance cost, charges and premium, (g) costs and charges associated with Hedging Obligations, and (h) any interest, costs and charges contained in clause (3) of this definition.

“Consolidated Net Leverage Ratio,” as of any date of determination, means the ratio of:

(1) (a)	the outstanding Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, other than:

(i)	Indebtedness up to a maximum amount equal to the Credit Facility Excluded Amount (or its equivalent in other currencies) at the date of determination Incurred under any Permitted Credit Facility;

(ii)	any Subordinated Shareholder Loans;

(iii)	any Indebtedness Incurred pursuant to Section 4.09(c)(25);

(iv)	any Indebtedness arising under the Production Facilities to the extent that it is limited recourse to the assets funded by such Production Facilities;

(v)	any Indebtedness which is a contingent obligation of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided that, any guarantee by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary of Indebtedness of any Parent shall be included for the purposes of calculating the Consolidated Net Leverage Ratio under (A) Section 4.09(b)(1), Section 4.09(c)(6)(A) and Section 4.09(c)(6)(B), (B) 5.01(b)(3) and (C) the definition of “Unrestricted Subsidiary”; and

(vi)	prior to the 2019 Sterling Bonds Refinancing Date, the 2019 Sterling Bonds;

less

(b)	the aggregate amount of cash and Cash Equivalents of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis, to

(2) the Pro forma EBITDA for the Test Period,

provided, however, that the pro forma calculation of the Consolidated Net Leverage Ratio shall not give effect to (a) any Indebtedness Incurred on the date of determination pursuant to Section 4.09(c) or (b) the discharge on the date of determination of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to Section 4.09(c).

For the avoidance of doubt, in determining the Consolidated Net Leverage Ratio, no cash or Cash Equivalents shall be included that are the proceeds of Indebtedness in respect of which the calculation of the Consolidated Net Leverage Ratio is to be made.

“Consolidation” means the consolidation or combination of the accounts of each of the Company’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Company and each of any Affiliate Proceeds Loan Obligor’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of any Affiliate Proceeds Loan Obligor, in each case, in accordance with IFRS consistently applied and together with the accounts of the Affiliate Subsidiaries on a combined basis (including eliminations of intercompany transactions and balances, as appropriate); provided that, for the purposes of making any determination or calculation under this Indenture (other than with respect to any determination or calculation of Total Assets) that refers to “Consolidated” or “Consolidation”, the relevant measures being consolidated or combined shall (without duplication) (a) be reduced proportionately to reflect any Non-Controlling Interests, and to the extent that, since the beginning of the relevant period, the Company’s or any Affiliate Proceeds Loan Obligor’s

proportionate interest in any direct or indirect Restricted Subsidiary has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase) and (b) be deemed to include the relevant measures of any Minority Investments to the extent of the Company’s or Affiliate Proceeds Loan Obligor’s proportionate interest in such Person, and to the extent that, since the beginning of the relevant period, the Company’s or any Affiliate Proceeds Loan Obligor’s proportionate interest in any such Person has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase); provided, further, that “Consolidation” will not include (i) consolidation or combination of the accounts of any Unrestricted Subsidiary, but the interest of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment, (ii) at the Company’s or any Affiliate Proceeds Loan Obligor’s election, any Receivables Entities, and (iii) at the Company’s or any Affiliate Proceeds Loan Obligor’s election, any Minority Investment, any Restricted Subsidiary or other assets in any Person held for sale in accordance with IFRS. The term “Consolidated” has a correlative meaning.

“Content” means any rights to broadcast, transmit, distribute or otherwise make available for viewing, exhibition or reception (whether in analogue or digital format and whether as a channel or an internet service, a teletext-type service, an interactive service, or an enhanced television service or any part of any of the foregoing, or on a pay-per-view basis, or near video-on-demand, or video-on-demand basis or otherwise) any one or more of audio and/or visual images, audio content, or interactive content (including hyperlinks, re-purposed web-site content, database content plus associated templates, formatting information and other data including any interactive applications or functionality), text, data, graphics, or other content, by means of any means of distribution, transmission or delivery system or technology (whether now known or herein after invented).

“Covenant Agreement” means the covenant agreement dated the Issue Date, between, among others, the Issuer, the Proceeds Loan Obligors and the Trustee pursuant to which the Proceeds Loan Obligors agree to be bound by the covenants (other than any payment obligations) in this Indenture applicable to them.

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Issuer.

“Credit Facility” means, one or more debt facilities, arrangements, instruments, trust deeds, note purchase agreements, indentures, commercial paper facilities or overdraft facilities (including, without limitation, the CWC Credit Facilities, any Permitted Credit Facility or any Production Facility) with banks or other institutions or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, notes, bonds, debentures or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions or investors and whether provided under the CWC Credit Facilities, a Permitted Credit Facility, a Production Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Credit Facility Excluded Amount” means the greater of (1) $175 million (or its equivalent in other currencies) and (2) 0.25 multiplied by the Pro forma EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis for the Test Period.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract, derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means The Bank of New York Mellon, as custodian with respect to the Notes in global form, or any successor thereto.

“CWC Credit Agreement” means the credit agreement dated as of May 16, 2017, as amended and restated as of May 26, 2017, between, among others, Sable International Finance Limited and Coral-US Co-Borrower LLC as borrowers, Cable & Wireless Limited and certain of its subsidiaries as guarantors, The Bank of Nova Scotia as the administrative agent and security agent, and certain financial institutions as lenders (as may be further amended, supplemented or otherwise modified from time to time).

“CWC Credit Facilities” means the term loan facilities and revolving credit facilities established under the CWC Credit Agreement.

“CWC Group” means C&W Communications and its Subsidiaries.

“CWC Initial Revolving Credit Commitments” means the $625,000,000 revolving credit commitments, as of May 26, 2017, of the revolving credit lenders under the CWC Credit Agreement.

“Declaration of Trust” means the declaration of trust dated August 7, 2017 pursuant to which the Share Trustee holds the Shares of the Issuer on trust for certain charities and charitable institutions according to the terms of the Declaration of Trust until the Termination Date (as defined in the Declaration of Trust) and may not dispose or otherwise deal with the Shares for so long as the Notes are outstanding.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.07, substantially in the form of Exhibit B hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, DTC, including any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision(s) of this Indenture.

“Designated Non-Cash Consideration” means the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) of non-cash consideration received by the Company, any Affiliate Proceeds Loan Obligor or one of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or any Affiliate Proceeds Loan Obligor to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable); provided that the Company or any Affiliate Proceeds Loan Obligor may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Company or any Affiliate Proceeds Loan Obligor with the provisions of Section 3.11, Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“Distribution Business” means: (1) the business of upgrading, constructing, creating, developing, acquiring, operating, owning, leasing and maintaining cable television networks (including for avoidance of doubt master antenna television, satellite master antenna television, single and multi-channel microwave single or multi-point distribution systems and direct-to-home satellite systems) for the transmission, reception and/or delivery of multi-channel television and radio programming, telephony and internet and/or data services to the residential markets; or (2) any business which is incidental to or related to such business.

“dollar” or “$” means the lawful currency of the United States of America.

“Dollar Equivalent” means, (1) with respect to any monetary amount in U.S. dollars, such amount and (2) with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof by the Company or any Affiliate Proceeds Loan Obligor, as the case may be, the amount of U.S. dollars obtained by converting such currency other than U.S. dollars involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable currency other than U.S. dollars as published in The Financial Times in the “Currencies” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) on the date of such determination.

“DTC” means The Depository Trust Company, a limited-purpose trust company under New York law, or any successor thereto.

“Electronic Means” means the following communications methods: S.W.I.F.T. (Society for Worldwide Interbank Financial Telecommunication) messaging, email, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Enforcement Sale” means (1) any sale or disposition (including by way of public auction) pursuant to an enforcement action taken by the security trustee under and in accordance with the provisions of the Intercreditor Agreement, to the extent such sale or disposition is effected in compliance with the provisions of the Intercreditor Agreement, or (2) any sale or disposition pursuant to the enforcement of security in favor of other Senior Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries which complies with the terms of an Additional Intercreditor Agreement (or if there is no such intercreditor agreement, would substantially comply with the requirements of clause (1) hereof).

“Equity Offering” means (1) the distribution of Capital Stock of the Spin Parent in connection with any Spin-Off, or (2) a sale of (a) Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock), (b) Capital Stock the proceeds of which are contributed as equity share capital to the Company or any Affiliate Proceeds Loan Obligor or as Subordinated Shareholder Loans or (c) Subordinated Shareholder Loans.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system or any successor thereto.

“European Union” means the European Union, including member states as of May 1, 2004 but excluding any country which became or becomes a member of the European Union after May 1, 2004.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Company or any Affiliate Proceeds Loan Obligor as capital contributions or Subordinated Shareholder Loans to the Company or any Affiliate Proceeds Loan Obligor after April 1, 2015 or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor (other than Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend), in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Company or any Affiliate Proceeds Loan Obligor.

“Existing Intercreditor Agreement” means the intercreditor agreement dated January 13, 2010 among Sable International Finance Limited, Coral-US Co-Borrower LLC, and BNP Paribas as RCF Agent and Security Trustee, JPMorgan Chase Bank, N.A. as Secured Bridge Agent, certain other banks and financial institutions acting as RCF Lenders, the Secured Bridge Lender, the Original Notes Trustee and the Notes Issuer (in each case, as each such capitalized term is defined therein), as amended and restated as of March 31, 2015 and as may be further amended from time to time prior to the New Intercreditor Effective Date.

“Existing Senior Notes” means Sable International Finance Limited’s 6.875% senior notes due 2022 issued pursuant to the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the indenture dated as of August 5, 2015, between, among others, Sable International Finance Limited, as issuer, and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“Expenses Agreement” means the expenses agreement dated as of August 7, 2017 between, among others, the Issuer and Sable International Finance Limited pursuant to which Sable International Finance Limited has agreed to pay certain obligations of the Issuer, including without limitation, in respect of maintenance of the Issuer’s existence, the payment of certain tax liabilities of the Issuer, the payment of Additional Amounts pursuant to this Indenture following certain tax events and the payment of additional interest required to be paid under the Notes on overdue principal and interest.

“fair market value” unless otherwise specified, wherever such term is used in this Indenture (except as otherwise specifically provided in this Indenture), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor setting out such fair market value as conclusively determined by such Officer or such Board of Directors in good faith.

“Fold-In Issuer” means the Proceeds Loan Borrower (or its successors).

“GAAP” means generally accepted accounting principles in the United States of America.

“Group Refinancing Effective Date” means the date as notified in writing by the Company or any Affiliate Proceeds Loan Obligor to the Trustee that the all actions implementing the Group Refinancing Transactions have been or are to be consummated.

“Group Refinancing Transactions” means, following the issuance of the Notes, a series of transactions that the Company may, in its sole discretion, effect in respect of the CWC Group, including:

(1)	(a) the formation of a wholly owned direct or indirect subsidiary of Cable & Wireless Limited organized under the laws of an Approved Jurisdiction and its designation as the New Senior Debt Obligor and the contribution (or other transfer) by Cable & Wireless Limited of Sable Holding Limited and, at the Company’s sole discretion, certain other Subsidiaries of Cable & Wireless Limited (collectively, the “Transferred Entities”) to the New Senior Debt Obligor or a direct or indirect Subsidiary of the New Senior Debt Obligor or

(b) the designation of Cable & Wireless Limited or Cable & Wireless Communications Limited as the New Senior Debt Obligor;

(2)	the refinancing of the Columbus Senior Notes and the Existing Senior Notes with the proceeds from the issuance of the New Senior Notes (including, but not limited to, the Notes offered hereby) by either, at the Company’s sole discretion, (x) the Initial Proceeds Loan Borrower or the Issuer or another orphan special purpose financing vehicle (collectively with the Issuer, the “SPV Issuers”), where in the case of the SPV Issuers, the proceeds of any New Senior Notes are on lent to or otherwise invested (such proceeds loans, notes or instrument, the “New Senior Notes Proceeds Loans”) in a Proceeds Loan Obligor, and the subsequent assumption, assignment, novation or other transfer of the obligations of the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) under such New Senior Notes and/or New Senior Notes Proceeds Loans from the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) to the New Senior Debt Obligor (including, without limitation the Proceeds Loan Borrower Change) and/or (y) the New Senior Debt Obligor; and

(3)	any transactions (including, but not limited to, related Restricted Payments and Indebtedness with the New Senior Debt Obligor and its Subsidiaries or any of their respective Affiliates arising from the transactions contemplated for the Group Refinancing Transactions) entered into in order to effect, or otherwise reasonably related to, the transactions contemplated for the Group Refinancing Transactions.

At the Company’s sole discretion, in addition or as an alternative to the transactions contemplated by (2) above, the Company may elect to refinance all or part of the Existing Senior Notes with proceeds of other Indebtedness (including, without limitation, senior secured Indebtedness) incurred by one or more entities in compliance with the applicable covenants and exceptions in the CWC Credit Agreement, this Indenture and the Covenant Agreement

“Global Note Legend” means the legend set forth in Section 2.07(j)(2), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with the Custodian and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01, 2.07(c), 2.07(d), 2.07(f) or 2.07(h).

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” means the obligor under a guarantee.

“guarantor” means the obligor under a guarantee.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Commodity Agreement or Currency Agreement.

“Holdco Intercreditor Agreement” means the Holdco Intercreditor Agreement substantially in the form of Exhibit L to this Indenture.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holding Company” means, in relation to a Person, an entity of which that Person is a Subsidiary.

“IFRS” means the accounting standards issued by the International Accounting Standards Board and its predecessors, as in effect as of the Issue Date or, for purposes of Section 4.03 as in effect from time to time; provided that at any date after the Issue Date the Company may make an irrevocable election to establish that “IFRS” shall mean IFRS as in effect on a date that is on or prior to the date of such election. Except as otherwise expressly provided below or in this Indenture, all ratios and calculations based on IFRS contained in this Indenture shall be computed in conformity with IFRS. At any time after the Issue Date, the Company may elect to apply for all purposes of this Indenture, in lieu of IFRS, GAAP and, upon such election, references to IFRS herein will be construed to mean GAAP as in effect on the Issue Date; provided that (1) all financial statements and reports to be provided, after such election, pursuant to this Indenture shall be prepared on the basis of GAAP as in effect from time to time (including that, upon first reporting its fiscal year results under GAAP, the financial statements of the Reporting Entity (but not the financial statements of any Affiliate Proceeds Loan Obligor) shall be restated on the basis of GAAP for the year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of GAAP), and (2) from and after such election, all ratios, computations and other determinations based on IFRS contained in this Indenture shall, at the Company’s option (a) continue to be computed in conformity with IFRS (provided that, following such election, the annual, semi-annual and quarterly information required by Section 4.03(a)(1), 4.03(a)(2) and 4.03(a)(3) shall include a reconciliation, either in the footnotes thereto or in a separate report delivered therewith, of such IFRS presentation to the corresponding GAAP presentation of such financial information), or (b) be computed in conformity with GAAP with retroactive effect being given thereto assuming that such election had been made on the Issue Date. Thereafter, the Company may, at its option, elect to apply IFRS or GAAP and compute all ratios, computations and other determinations based on IFRS or GAAP, as applicable, all on the basis of the foregoing provisions of this definition of IFRS.

“Incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person (and with respect to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, on a Consolidated basis) on any date of determination (without duplication):

(1)	money borrowed or raised and debit balances at banks;

(2)	any bond, note, loan stock, debenture or similar debt instrument;

(3)	acceptance or documentary credit facilities; and

(4)	the principal component of Indebtedness of other Persons to the extent guaranteed by such Person to the extent not otherwise included in the Indebtedness of such Person,

provided that Indebtedness which has been cash-collateralized shall not be included in any calculation of Indebtedness to the extent so cash-collateralized.

Notwithstanding the foregoing, “Indebtedness” shall not include (a) any deposits or prepayments received by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary from a customer or subscriber for its service and any other deferred or prepaid revenue, (b) any obligations to make payments in relation to earn outs, (c) Indebtedness which is in the nature of equity (other than redeemable shares) or equity derivatives; (d) Capitalized Lease Obligations, (e) receivables sold or discounted, whether recourse or non-recourse, including for the avoidance of doubt, any indebtedness in respect of Qualified Receivables Transactions, including, without limitation, guarantees by a Receivables Entity of the obligations of another Receivables Entity and any indebtedness in respect of Limited Recourse, (f) pension obligations or any obligation under employee plans or employment agreements, (g) any “parallel debt” obligations to the extent that such obligations mirror other Indebtedness, (h) any payments or liability for assets acquired or services supplied deferred (including Trade Payables) in accordance with the terms pursuant to which the relevant assets were or are to be acquired or services were or are to be supplied (including, without limitation, any liability under an IRU Contract), (i) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (including, in each case, any accrued dividends), (j) any Hedging Obligations, and (k) any Non-Recourse Indebtedness. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor, qualified to perform the task for which it has been engaged.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $700,000,000 aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Proceeds Loan Borrower” means Sable International Finance Limited (or its successors).

“Initial Public Offering” means an Equity Offering of common stock or other common equity interests of the Company, any Affiliate Proceeds Loan Obligor, the Spin Parent or any direct or indirect parent company of the Company or any Affiliate Proceeds Loan Obligor (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of the common stock or other common equity interests of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market (including, for the avoidance of doubt, any such Equity Offering of common stock or other common equity interest of the Spin Parent in connection with any Spin-Off).

“Intercreditor Agreement” means, as the context may require, (i) the Holdco Intercreditor Agreement, (ii) any Additional Intercreditor Agreement, and/or (iii) (to the extent a Subordinated Subsidiary Proceeds Loan Guarantor provides a Proceeds Loan Guarantee after the Group Refinancing Effective Date) the New Intercreditor Agreement, in each case, to the extent in effect.

“Intercreditor Amendment and Restatement” means, concurrently with or following the completion of the refinancing in full of the Columbus Senior Notes and the refinancing in full of the Existing Senior Notes, the amendment and restatement of the Existing Intercreditor Agreement in its entirety into the New Intercreditor Agreement, which may be effected at the sole discretion of the Company.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Instructions” means Oral Instructions and Written Instructions.

“Interest Payment Date” has the meaning given to it in the Notes.

“Intra-Group Services” means any of the following (provided that the terms of each such transaction are not materially less favorable, taken as a whole, to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction in arm’s length dealings with a Person that is not an Affiliate) or, in the event that there are no comparable transactions to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company or any Affiliate Proceeds Loan Obligor has conclusively determined in good faith to be fair to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary:

(1)	the sale of programming or other content by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2)	the lease or sublease of office space, other premises or equipment by the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(3)	the provision or receipt of other goods, services, facilities or other arrangements (in each case not constituting Indebtedness) in the ordinary course of business, by the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to or from the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries, including, without limitation, (a) the employment of personnel, (b) provision of employee healthcare or other benefits, including stock and other incentive plans, (c) acting as agent to buy or develop equipment, other assets or services or to trade with residential or business customers, and (d) the provision of treasury, audit, accounting, banking, strategy, IT, branding, marketing, network, technology, research and development, telephony, office, administrative, compliance, payroll or other similar services; and

(4)	the extension by or to the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries to or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries of trade credit not constituting Indebtedness in relation to the provision or receipt of Intra-Group Services referred to in paragraphs (1), (2) or (3) of this definition of Intra-Group Services.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by the Company, any Affiliate Proceeds Loan Obligor or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Company, any Affiliate Proceeds Loan Obligor or a Parent.

For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07,

(a)

“Investment” will include the portion (proportionate to the Company’s or any Affiliate Proceeds Loan Obligor’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted

Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company or any Affiliate Proceeds Loan Obligor will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s or any Affiliate Proceeds Loan Obligor’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Company’s or any Affiliate Proceeds Loan Obligor’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(b)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case, as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor.

If the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of Voting Stock of a Restricted Subsidiary such that such Subsidiary is no longer a Restricted Subsidiary, then the Investment of the Company or any Affiliate Proceeds Loan Obligor in such Person shall be deemed to have been made as of the date of such transfer or other disposition in an amount equal to the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor).

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Company or any Affiliate Proceeds Loan Obligor’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Securities” means:

(1)	securities issued by the U.S. government or by any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by the U.S. government and in each case with maturities not exceeding two years from the date of the acquisition;

(2)	securities issued by or a member of the European Union as of January 1, 2004, or any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by a member of the European Union as of January 1, 2004, and in each case with maturities not exceeding two years from the date of the acquisition;

(3)	debt securities or debt instruments with a rating of A or higher by Standard & Poor’s Ratings Services or A-2 or higher by Moody’s Investors Service, Inc. or the equivalent of such rating by such rating organization, or if no rating of Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. then exists, the equivalent of such rating by any other nationally recognized securities ratings agency, by excluding any debt securities or instruments constituting loans or advances among the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries;

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1) through (3) which fund may also hold immaterial amounts of cash and Cash Equivalents pending investment and/or distribution; and

(5)	corresponding instruments in countries other than those identified in clauses (1) and (2) above customarily utilized for high quality investments and, in each case, with maturities not exceeding two years from the date of the acquisition.

“Investment Grade Status” shall occur when the Notes receive any two of the following:

(1)	a rating of “Baa3” (or the equivalent) or higher from Moody’s Investors Service, Inc. or any of its successors or assigns;

(2)	a rating of “BBB-” (or the equivalent) or higher from Standard & Poor’s Ratings Services, or any of its successors or assigns; and

(3)	a rating of “BBB-” (or the equivalent) or higher from Fitch Ratings Inc. or any of its successors or assigns,

in each case, with a “stable outlook” from such rating agency.

“IPO Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (ii) the price per share at which such shares of common stock or common equity interests are sold or distributed in such Initial Public Offering.

“IRU Contract” means a contract entered into by C&W Communications, the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in the ordinary course of business in relation to the right to use capacity on a telecommunications cable system (including the right to lease such capacity to another person).

“Issue Date” means August 16, 2017.

“Issue Date Arrangement Agreement” refers to the agreement dated the Issue Date between the Issuer, Sable International Finance Limited and the Share Trustee, as amended, restated, supplemented or otherwise modified from time to time.

“Issuer” means C&W Senior Financing Designated Activity Company and any and all successors thereto prior to the CWC Group Assumption Date (if it takes place).

“Issuer Asset Sale” means the sale, lease, conveyance or other disposition of any rights, property or assets by the Issuer, other than the granting of a Permitted Issuer Lien or any Permitted Issuer Investment.

“Issuer Profit Account” means the account in the name of the Issuer into which the Issuer Profit is paid pursuant to the Expenses Agreement.

“Issuer Profit” means the payment on the Issue Date into the Issuer Profit Account of $10,000 as a fee for entering into the Transactions contemplated by this Indenture, the Proceeds Loan Agreement, the Collateral Sharing Agreement, the Note Security Documents and the other agreements to which the Issuer is party.

“Joint Venture Parent” means the joint venture entity formed in a Parent Joint Venture Transaction.

“Law” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any governmental authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case whether or not having the force of law.

“Lien” means any assignment, mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Condition Transaction” means (i) any Investment or acquisition, in each case, by one or more of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries of any assets, business or Person, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing, and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment.

“Limited Recourse” means a letter of credit, revolving loan commitment, cash collateral account, guarantee or other credit enhancement issued by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than a Receivables Entity) in connection with the incurrence of Indebtedness by a Receivables Entity under a Qualified Receivables Transaction; provided that, the aggregate amount of such letter of credit reimbursement obligations and the aggregate available amount of such revolving loan commitments, cash collateral accounts, guarantees or other such credit enhancements of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (other than a Receivables Entity) shall not exceed 25% of the principal amount of such Indebtedness at any time.

“Local GAAP” means generally accepted accounting principles of the jurisdiction of the Issuer as in effect from time to time.

“Losses” means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses) sustained by either party.

“Management Fees” means any management consultancy, stewardship, or other similar fees payable by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, including any fees, charges and related expenses incurred by any Parent on behalf of and/or charged to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity on the date of the declaration of the relevant dividend, multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of the declaration of such dividend.

“Minority Investment” means any Person in which the Company or any Affiliate Proceeds Loan Obligor owns a minority interest that is not a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor that has been designated as a “Minority Investment” by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan

Obligor. The Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor may subsequently elect to remove any such designation. Any such designation or election shall be evidenced to the Trustee by promptly filing with the Trustee an Officer’s Certificate certifying such designation or election by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, Subordinated Shareholder Loans or other capital contributions, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Intercreditor Agreement” means the New Intercreditor Agreement substantially in the form of Exhibit K to this Indenture.

“New Intercreditor Effective Date” means the date as notified in writing by the Company, any Affiliate Proceeds Loan Obligor, or the Issuer to the Trustee under the Indenture that the New Intercreditor Agreement has become or will become effective (which, for the avoidance of doubt, shall occur concurrently with or after the refinancing in full of both the Columbus Senior Notes and the Existing Senior Notes).

“New Holdco” means the direct or indirect Subsidiary of the Ultimate Parent following the Post-Closing Reorganizations.

“New Proceeds Loan Borrower” means the New Senior Debt Obligor.

“New Senior Debt Obligor” means the CWC Group entity designated by the Company as the primary issuer or borrower under the New Senior Notes and/or New Senior Notes Proceeds Loan pursuant to the Group Refinancing Transactions.

“New Senior Notes” means, collectively any senior notes (including, without limitation, the Notes offered hereby) issued by, at the Company’s sole discretion, the Issuer (and in each case, subsequently assumed or otherwise acquired by the Company) or the Company, as applicable, in connection with the Group Refinancing Transactions.

“Non-Controlling Interest” means any minority interest in a Restricted Subsidiary held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary.

“Non-Recourse Indebtedness” means any indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and not of any other Person), in respect of which the Person or Persons to whom such indebtedness is or may be owed has or have no recourse whatsoever to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary for any payment or repayment in respect thereof:

(1)	other than recourse to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary which is limited solely to the amount of any recoveries made on the enforcement of any collateral securing such indebtedness or in respect of any other disposition or realization of the assets underlying such indebtedness;

(2)	provided that such Person or Persons are not entitled, pursuant to the terms of any agreement evidencing any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up, dissolution or administration of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (or proceedings having an equivalent effect) or to appoint or cause the appointment of any receiver, trustee or similar person or officer in respect of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or any of its assets until after the Notes have been repaid in full; and

(3)	provided further that the principal amount of all indebtedness Incurred and outstanding pursuant to this definition does not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“Note Collateral” means:

(1)	a first-ranking charge over all bank accounts of the Issuer other than the Issuer Profit Account; and

(2)	a first-ranking assignment of the Issuer’s rights under the Proceeds Loan and Proceeds Loan Agreement and any Additional Proceeds Loans that may be incurred in the future, including the Issuer’s rights in respect of the Proceeds Loan Guarantees

“Note Security Documents” means the security documents creating the security interest in the Note Collateral.

“Notes” means the $700 million aggregate principal amount of senior notes due 2027 issued by the Issuer under this Indenture together with any Additional Notes issued following the Issue Date.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final Offering Memorandum, dated August 10, 2017, relating to the offer of the Initial Notes.

“Officer” of any Person means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Deputy Chief Financial Officer, the President, any Vice President, any Managing Director, any Director, any Board Member, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, or any authorized signatory of such Person.

“Officer’s Certificate” means a certificate signed by an Officer.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company, any Affiliate Proceeds Loan Obligor or the Trustee.

“Oral Instructions” means verbal instructions or directions received by the Agents from an Authorized Person or a person reasonably believed by the Agents to be an Authorized Person.

“ordinary course of business” means the ordinary course of business of C&W Communications and its Subsidiaries and/or the Ultimate Parent and its Subsidiaries.

“Parent” means (i) the Ultimate Parent, (ii) any Subsidiary of the Ultimate Parent of which the Company or any Affiliate Proceeds Loan Obligor is a Subsidiary on the Issue Date, (iii) any other Person of which the Company or any Affiliate Proceeds Loan Obligor at any time is or becomes a Subsidiary after the Issue Date (including, for the avoidance of doubt, the Spin Parent and any Subsidiary of the Spin Parent following any Spin-Off ) and (iv) any Joint Venture Parent, any Subsidiary of the Joint Venture Parent and any Parent Joint Venture Holders following any Parent Joint Venture Transaction.

“Parent Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Parent or any Subsidiary of a Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Indenture or any other agreement or instrument relating to Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2)	indemnification obligations of any Parent or any Subsidiary of a Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person with respect to its ownership of the Company, or any Affiliate Proceeds Loan Obligor or the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(3)	obligations of any Parent or any Subsidiary of a Parent in respect of director and officer insurance (including premiums therefor) with respect to its ownership of the Company or any Affiliate Proceeds Loan Obligor or the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(4)	general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent or Subsidiary of a Parent related to the ownership, stewardship or operation of the business (including, but not limited to, Intra-Group Services) of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, including acquisitions, or dispositions or treasury transactions by the Company, any Affiliate Proceeds Loan Obligor or the Subsidiaries permitted hereunder (whether or not successful) in each case, to the extent such costs, obligations and/or expenses are not paid by another Subsidiary of such Parent; and

(5)	fees and expenses payable by any Parent in connection with any 2016 Transaction, Group Refinancing Transaction, or a Post-Closing Reorganization.

“Parent Joint Venture Holders” means the holders of the share capital of the Joint Venture Parent.

“Parent Joint Venture Transaction” means a transaction pursuant to which a joint venture is formed by the contribution of some or all of the assets of a Parent or issuance or sale of shares of a Parent to one or more entities which are not Affiliates of the Ultimate Parent.

“Pari Passu Indebtedness” means Indebtedness of the Company or any Affiliate Proceeds Loan Obligor that ranks equally or junior in right of payment with the Proceeds Loan (after giving effect to any Proceeds Loan Guarantee and the Intercreditor Agreement or any Additional Intercreditor Agreement).

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of related business assets (including, without limitation, securities of a Related Business) or a combination of such assets, cash and Cash Equivalents between the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries and another Person.

“Permitted Business” means any business:

(1)	engaged in by any Parent, any Subsidiary of any Parent, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary on the Issue Date;

(2)	that consists of the upgrade, construction, creation, development, marketing, acquisition (to the extent permitted under this Indenture), operation, utilization and maintenance of networks that use existing or future technology for the transmission, reception and delivery of voice, video and/or other data (including networks that transmit, receive and/or deliver services such as multi-channel television and radio, programming, telephony (including for the avoidance of doubt, mobile telephony), Internet services and content, high speed data transmission, video, multi-media and related activities);

(3)	or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which any Parent, any Subsidiary of any Parent, the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries are engaged on the Issue Date, including, without limitation, all forms of television, telephony (including, for the avoidance of doubt, mobile telephony) and internet services and any services relating to carriers, networks, broadcast or communications services, or Content; or

(4)	that comprises being a Holding Company of one or more Persons engaged in any such business.

“Permitted Collateral Liens” means:

(1)	Liens on the Proceeds Loan Collateral that are described in one or more of clauses (3), (4), (5), (7), (8), (10) and (12) of paragraph (A) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Agent to enforce the Lien in the Proceeds Loan Collateral granted under the Note Security Documents;

(2)	Liens on the Proceeds Loan Collateral to secure any Additional Proceeds Loan and Pari Passu Indebtedness; and

(3)	any Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (1) and (2);

provided, however, that (i) such Lien ranks equal or junior to all other Liens on the Proceeds Loan Collateral securing the Senior Indebtedness of the Company and any Affiliate Proceeds Loan Obligor, and (ii) holders or lenders of Indebtedness referred to in clause (2) (or their duly authorized Representative) shall accede to the Intercreditor Agreement or enter into an Additional Intercreditor Agreement as permitted under Section 4.23.

“Permitted Credit Facility” means, one or more debt facilities or arrangements (including, without limitation, the CWC Credit Agreement) that may be entered into by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries providing for credit loans, letters of credit or other Indebtedness or other advances, in each case, Incurred in compliance with Section 4.09.

“Permitted Financing Action” means, to the extent that any incurrence of Indebtedness or Refinancing Indebtedness is permitted pursuant to Section 4.09, any transaction to facilitate or otherwise in connection with a cashless rollover of one or more lenders’ or investors’ commitments or funded Indebtedness in relation to the incurrence of that Indebtedness or Refinancing Indebtedness.

“Permitted Holders” means, collectively, (1) the Ultimate Parent, (2) in the event of a Spin-Off, the Spin Parent and any Subsidiary of the Spin Parent, (3) any Affiliate or Related Person of a Permitted Holder described in clauses (1) or (2) above, and any successor to such Permitted Holder, Affiliate, or Related Person, (4) any Person who is acting as an underwriter in connection with any public or private offering of Capital Stock of the Company or any Affiliate Proceeds Loan Obligor, acting in such capacity and (5) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) whose acquisition of “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock or of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (taken as a whole) constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with Section 4.14.

“Permitted Investment” means an Investment by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in:

(1)	the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity);

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity);

(3)	cash and Cash Equivalents or Investment Grade Securities;

(4)	receivables owing to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary;

(7)	Capital Stock, obligations, accounts receivables or securities received in settlement of debts created in the ordinary course of business and owing to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization, workout recapitalization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including without limitation an Asset Disposition, in each case, that was made in compliance with Section 4.10 and other Investments resulting from the disposition of assets in transactions excluded from the definition of “Asset Disposition” pursuant to the exclusions from such definition;

(9)	any Investment existing on the Issue Date or made pursuant to binding commitments in effect on the Issue Date or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Issue Date or made in compliance with Section 4.07; provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Issue Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Indenture;

(10)	Currency Agreements, Commodity Agreements and Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with Section 4.09;

(11)	Investments by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed the greater of $250.0 million and 5.0% of Total Assets at any one time, provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary in compliance with Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(12)	Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(13)	guarantees issued in accordance with Section 4.09 and other guarantees (and similar arrangements) of obligations not constituting Indebtedness;

(14)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(15)	the CWC Credit Facilities, the Notes, the Existing Senior Notes, the 2019 Sterling Bonds, the Columbus Senior Notes, and any other Indebtedness (other than Subordinated Obligations) of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary;

(16)	so long as no Default or Event of Default of the type specified in Section 6.01(a)(1) or Section 6.01(a)(2) has occurred and is continuing, (a) minority Investments in any Person engaged in a Permitted Business and (b) Investments in joint ventures that conduct a Permitted Business to the extent that, after giving pro forma effect to any such Investment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(17)	any Investment to the extent made using as consideration Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock), Subordinated Shareholder Loans or Capital Stock of any Parent;

(18)

Investments acquired after the Issue Date as a result of the acquisition by the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, including by way of merger, amalgamation or consolidation with or into the

Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)	Permitted Joint Ventures;

(20)	Investments in Securitization Obligations;

(21)	[Reserved];

(22)	any Person where such Investment was acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(23)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of Section 4.11(b) (except those transactions described in Section 4.11(b)(1), Section 4.11(b)(5), Section 4.11(b)(9) or Section 4.11(b)(23));

(24)	Investments in or constituting Bank Products;

(25)	the 2015 Columbus Carve-Out, or any component or the unwinding thereof, to the extent constituting an Investment;

(26)	[Reserved];

(27)	Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(28)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements;

(29)	advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(30)	Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(31)

Investments by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary in connection with any start-up financing or seed funding of any Person, together with all other Investments pursuant to this clause (31), in an aggregate amount at the time of such Investment not to exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any one time; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause.

“Permitted Issuer Investment” means Investments in:

(1)	cash and Cash Equivalents;

(2)	the Notes;

(3)	any Additional Issuer Debt;

(4)	the Proceeds Loans;

(5)	any Additional Proceeds Loan; and

(6)	the incorporation of one or more Subsidiaries of the Issuer for the purposes of issuing or Incurring senior secured Indebtedness to be on-lent to a Proceeds Loan Obligor.

“Permitted Issuer Liens” means:

(1)	Liens created for the benefit of (or to secure) the Notes;

(2)	Liens on the Note Collateral to secure Additional Issuer Debt and guarantees of Additional Issuer Debt;

(3)	Liens arising by operation of law described in one or more of clauses (4), (9) or (11) of the definition of Permitted Liens;

(4)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose; and

(5)	Liens over Capital Stock of any Subsidiary of the Issuer in favor of Indebtedness Incurred by any Subsidiary of the Issuer.

“Permitted Issuer Maintenance Payments” means amounts paid to a direct or indirect Parent of the Issuer or to the Share Trustee to the extent required to permit such Parent or Share Trustee to pay reasonable amounts required to be paid by it to maintain the Parent’s, the Issuer’s and its Subsidiaries’ corporate existence and to pay reasonable accounting, legal, management and administrative fees and other bona fide operating expenses.

“Permitted Joint Ventures” means one or more joint ventures formed (a) by the contribution of some or all of the assets of the Company’s or any Affiliate Proceeds Loan Obligor’s business solutions division pursuant to a Business Division Transaction to a joint venture formed by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries with one or more joint venturers and/or (b) for the purposes of network and/or infrastructure sharing with one or more joint venturers.

“Permitted Liens” means:

(a)	with respect to any Restricted Subsidiary:

(1)	Liens securing the Senior Indebtedness of Proceeds Loan Guarantors or any Indebtedness of Restricted Subsidiaries that are not Proceeds Loan Guarantors, in each case, that is permitted to be Incurred by the Restricted Subsidiaries under Section 4.09(b)(1)(A) or Sections 4.09(c)(1), (3), (4) (in the case of Clause (4), to the extent such Indebtedness is secured by a Lien that is existing on, or provided for under written arrangements existing on the Group Refinancing Effective Date), (6), (7), (13) (in the case of (13), to the extent such guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this definition of “Permitted Liens”), (14), (21) and (25);

(2)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction, and Liens on Investments in Receivables Entities;

(3)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(4)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’ landlords’, materialmen’s, repairmen’s, construction and other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(5)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(6)	Liens in favor of issuers of surety, bid or performance bonds or with respect to other regulatory requirements or trade or government contracts or to secure leases or permits, licenses, statutory or regulatory obligations, or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(7)

(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property or assets over which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto (including, without limitation, the right reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit acquired by the Company, any Affiliate Proceeds Loan Obligor or any of its Restricted Subsidiaries or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof), (b) minor survey exceptions, encumbrances, trackage rights, special assessments, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, and (c) any condemnation or eminent domain proceedings affecting any real property;

(8)	Liens securing Hedging Obligations, so long as the related Indebtedness is, and is permitted to be Incurred under this Indenture;

(9)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries;

(10)	Liens arising out of judgments, decrees, orders or awards so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(11)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, Purchase Money Obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business (including Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business) provided that such Liens do not encumber any other assets or property of the Company, the Affiliate Proceeds Loan Obligor or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(12)	Liens (i) arising solely by virtue of any statutory or common law provisions or customary business provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes or (iv) deposits made in the ordinary course of business to secure liability to insurance carriers;

(13)	Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company, the Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries in the ordinary course of business;

(14)	Liens (a) over the segregated trust accounts set up to fund productions, (b) required to be granted over productions to secure production grants granted by regional and/or national agencies promoting film production in the relevant regional and/or national jurisdiction and (c) over assets relating to a specific production funded by Production Facilities;

(15)	Liens existing on, or provided for under written arrangements existing on, the Group Refinancing Effective Date;

(16)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(17)	Liens on property at the time the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into any Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(18)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company, any Affiliate Proceeds Loan Obligor or another Restricted Subsidiary;

(19)	Liens securing the Proceeds Loan and the Proceeds Loan Guarantees;

(20)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(21)	Liens securing Indebtedness Incurred under any Permitted Credit Facility;

(22)	Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(23)	any interest or title of a lessor under any Capitalized Lease Obligations or operating leases;

(24)	any encumbrance or restriction (including, but not limited to, put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(25)	Liens over rights under loan agreements relating to, or over notes or similar instruments evidencing, the on-loan of proceeds received by a Restricted Subsidiary from the issuance of Indebtedness, which Liens are created to secure payment of such Indebtedness;

(26)	Liens on assets or property of a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor securing Indebtedness of a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor and a Proceeds Loan Obligor permitted by Section 4.09;

(27)	any Liens in respect of the ownership interests in, or assets owned by, any joint ventures securing obligations of such joint ventures or similar agreements;

(28)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers or escrow agent thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose;

(29)	Liens Incurred with respect to obligations that do not exceed the greater of (a) $250.0 million and (b) 5.0% of Total Assets at any time outstanding;

(30)	Liens consisting of any right of set-off granted to any financial institution acting as a lockbox bank in connection with a Qualified Receivables Transaction;

(31)	Liens for the purpose of perfecting the ownership interests of a purchaser of Receivables and related assets pursuant to any Qualified Receivables Transaction;

(32)	Cash deposits or other Liens for the purpose of securing Limited Recourse;

(33)	Liens arising in connection with other sales of Receivables permitted hereunder without recourse to the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries;

(34)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction”;

(35)	Liens in respect of Bank Products or to implement cash pooling arrangements or arising under the general terms and conditions of banks with whom the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary maintains a banking relationship or to secure cash management and other banking services, netting and set-off arrangements, and encumbrances over credit balances on bank accounts to facilitate operation of such bank accounts on a cash-pooled and net balance basis (including any ancillary facility under any Credit Facility or other accommodation comprising of more than one account) and Liens of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary under the general terms and conditions of banks and financial institutions entered into in the ordinary course of banking or other trading activities;

(36)	Liens on cash, Cash Equivalents, Investments or other property arising in connection with the defeasance, discharge or redemption of Indebtedness; provided that such defeasance, discharge or redemption is not prohibited hereunder;

(37)	Liens on cash or Cash Equivalents securing the obligations and facilities of Cable & Wireless Limited under and in respect of the Cable & Wireless Supplemental Pension Scheme and the trust deed and rules in respect thereof;

(38)	Liens on cash in support of letters of credit issued pursuant to the terms of the CFA or any cash escrow arrangements for the same purpose;

(39)	Liens on equipment of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary granted in the ordinary course of business to a client of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary at which such equipment is located;

(40)	subdivision agreements, site plan control agreements, development agreements, servicing agreements, cost sharing, reciprocal and other similar agreements with municipal and other governmental authorities affecting the development, servicing or use of a property; provided the same are complied with in all material respects except as such non-compliance does not interfere in any material respect as determined in good faith by the Company or any Affiliate Proceeds Loan Obligor with the business of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries taken as a whole;

(41)	facility cost sharing, servicing, reciprocal or other similar agreements related to the use and/or operation a property in the ordinary course of business; provided the same are complied with in all material respects; and

(42)	deemed trusts created by operation of law in respect of amounts which are (i) not yet due and payable, (ii) immaterial, (iii) being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS or (iv) unpaid due to inadvertence after exercising due diligence; and

(b)	with respect to the Company or any Affiliate Proceeds Loan Obligor:

(1)	Liens securing the Proceeds Loan and Proceeds Loan Guarantees;

(2)	Permitted Collateral Liens;

(3)	Liens securing guarantees of Indebtedness Incurred under Credit Facilities, to the extent the underlying Indebtedness was Incurred in compliance with Section 4.09(b) or Section 4.09(c)(1);

(4)	Liens on property at the time the Company or the Affiliate Proceeds Loan Obligor acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or the Affiliate Proceeds Loan Obligor; provided, that such Liens may not extend to any other property owned by the Company or the Affiliate Proceeds Loan Obligor;

(5)	Liens over (i) Capital Stock of any Restricted Subsidiary and (ii) rights under loan agreements, notes or similar instruments representing Indebtedness of any Restricted Subsidiary owing to and held by the Company or the Affiliate Proceeds Loan Obligor, securing Senior Indebtedness of a Guarantor or any Indebtedness of Restricted Subsidiaries that are not Proceeds Loan Guarantors, in each case, Incurred in compliance with (a) Section 4.09(b)(1)(A) or Section 4.09(c)(1), Section 4.09(c)(7), Section 4.09(c)(13), Section 4.09(c)(14), Section 4.09(c)(18), Section 4.09(c)(21) and Section 4.09(c)(25) and (b) any Refinancing Indebtedness in respect of Indebtedness referred to in clause (a) above;

(6)	Liens of the type described in clauses (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (16), (17), (18), (20), and (23) of clause (a) of this definition of “Permitted Liens”.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, partnership, limited liability company or other entity, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such entity, over shares of Capital Stock of any other class of such entity.

“Private Placement Legend” means the legend set forth in Section 2.07(j)(1) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Proceeds Loan” means the facilities granted by the Issuer to the Proceeds Loan Borrower under the Proceeds Loan Agreement (including, without limitation, the facilities funded on the Issue Date by the net proceeds of the Notes).

“Proceeds Loan Agreement” means the Proceeds Loan Agreement dated as of the Issue Date (as amended, supplemented and/or restated from time to time) between, among others, the Issuer, as lender and Sable International Finance Limited, as Initial Proceeds Loan Borrower.

“Proceeds Loan Borrower” means the Initial Proceeds Loan Borrower or, following the Proceeds Loan Borrower Change, the New Proceeds Loan Borrower and, in each case, any and all successors thereto, and any permitted assignees thereof under the Proceeds Loan Agreement.

“Proceeds Loan Borrower Change” means the assumption by the New Proceeds Loan Borrower of all of the obligations of the Initial Proceeds Loan Borrower under the Proceeds Loan, Proceeds Loan Agreement, Covenant Agreement and any New Senior Notes Proceeds Loan by way of assumption, assignment, novation or other transfer.

“Proceeds Loan Guarantors” means (1) the Initial Parent Proceeds Loan Guarantor in its capacity as guarantor of the Proceeds Loan and (2) each Additional Subsidiary Proceeds Loan Guarantor (including each Affiliate Subsidiary that becomes a guarantor as provided under this Indenture) and any Additional Parent Proceeds Loan Guarantor in their capacity as additional guarantors of the Proceeds Loan, (3) each Affiliate Proceeds Loan Obligor in its capacity as an additional guarantor of the Proceeds Loan and (4) any and all successors thereto, and any permitted assignees thereof under the Proceeds Loan.

“Proceeds Loan Obligors” means the Proceeds Loan Borrower and the Proceeds Loan Guarantors (including any Additional Proceeds Loan Guarantor).

“Production Facilities” means any bilateral facilities provided by a lender to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to finance a production.

“Pro forma EBITDA” means, for any period, the Consolidated EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, provided, however, that for the purposes of calculating Pro forma EBITDA for such period, if, as of such date of determination:

(1)	since the beginning of such period the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Net Leverage Ratio or Pro forma Non-Controlling Interest EBITDA, as applicable, is such a Sale, Pro forma EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2)

since the beginning of such period the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Person that thereby becomes a Restricted Subsidiary, acquires any Non-Controlling Interests in a Restricted Subsidiary or otherwise acquires any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such Investment or acquisition, a “Purchase”) including any such Purchase occurring in connection with a transaction causing a calculation to be made under this Indenture, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3)	since the beginning of such period any Person (that became a Restricted Subsidiary or was merged with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition and determining compliance with any provision of this Indenture that requires the calculation of any financial ratio or test, (a) whenever pro forma effect is to be given to any transaction or calculation, the pro forma calculations will be as determined conclusively in good faith by a responsible financial or accounting officer of the Company (including without limitation in respect of anticipated expense and cost reductions) including, without limitation, as a result of, or that would result from any actions taken, committed to be taken or with respect to which substantial steps have been taken, by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary including, without limitation, in connection with any cost reduction synergies or cost savings plan or program or in connection with any transaction, investment, acquisition, disposition, restructuring, corporate reorganization or otherwise (regardless of whether these cost savings and cost reduction synergies could then be reflected in pro forma financial statements to the extent prepared), (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period and (c) interest on any Indebtedness that bears interest at a floating rate and that is being given pro forma effect shall be calculated as if the rate in effect on the date of calculation had been applicable for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness).

“Pro forma Non-Controlling Interest EBITDA” means, for any period, an amount equal to the proportion of the Pro forma EBITDA of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries which would have been attributable to Non-Controlling Interests, on the basis that the relevant measures for calculating such Pro forma EBITDA for such period under the definition of “Pro forma EBITDA” (including “Consolidated EBITDA”) are attributed to such Non-Controlling Interests in accordance with the definition of “Consolidation”.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale. The term “Public Debt” (a) shall not include the Notes (or any Additional Notes) and (b) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any Indebtedness under the CWC Credit Agreement, a Permitted Credit Facility, a Production Facility, commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Public Market” means any time after an Equity Offering has been consummated, shares of common stock or other common equity interests of the IPO Entity having a market value in excess of $75.0 million on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering, including an Initial Public Offering, of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include any offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Public Offering Expenses” means expenses Incurred by any Parent in connection with any public offering of Capital Stock or Indebtedness (whether or not successful):

(1)	where the net proceeds of such offering are intended to be received by or contributed or loaned to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; or

(2)	in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned; or

(3)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Company, any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed, in each case, to the extent such expenses are not paid by another Subsidiary of such Parent.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) is repayable from cash available to the Receivables Entity, other than (i) amounts required to be established as reserves pursuant to agreements, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables and (b) may be subordinated to the payments described in clause (a).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries pursuant to which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a Lien in, any Receivables (whether now existing or arising in the future) of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which Liens are customarily granted, in connection with asset securitization involving Receivables and any Hedging Obligations entered into by the Company, any Affiliate Proceeds Loan Obligor or any such Restricted Subsidiary in connection with such Receivables.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account”, “chattel paper”, “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly Owned Subsidiary of the Company or any Affiliate Proceeds Loan Obligor (or another Person in which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary makes an Investment or to which the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(a)	is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings;

(c)	subjects any property or asset of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; or

(d)	except, in each such case, Limited Recourse and Permitted Liens as defined in clauses (31) through (35) of the definition thereof;

(2)

with which neither the Company, any Affiliate Proceeds Loan Obligor nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or

Qualified Receivables Transaction) other than on terms not materially less favorable to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company, or any Affiliate Proceeds Loan Obligor, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3)	to which neither the Company, any Affiliate Proceeds Loan Obligor nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than those related to or incidental to the relevant Qualified Receivables Transaction), except for Limited Recourse.

Any such designation by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor shall be evidenced to the Trustee by promptly filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Receivables Entity in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of Receivables in a Qualified Receivables Transaction to repurchase Receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Redemption Date” means, when used with respect to any Note to be redeemed pursuant to this Indenture, the date fixed for such redemption.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance”, “refinances”, and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with this Indenture (including Indebtedness of the Company, or any Affiliate Proceeds Loan Obligor that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, including successive refinancings; provided, however, that:

(1)	if the Indebtedness being refinanced constitutes Subordinated Obligations, (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus an amount to pay any interest, fees and expenses, premiums and defeasance costs, Incurred in connection therewith;

(3)	if the Indebtedness being refinanced constitutes Subordinated Obligations, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being refinanced; and

(4)	if the Existing Senior Notes or the 2019 Sterling Bonds are being refinanced by a Restricted Subsidiary that is not the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor, such Refinancing Indebtedness shall be Incurred by such Restricted Subsidiary in compliance with Section 4.09(b), Section 4.09(c)(1), Section 4.09(c)(17), Section 4.09(c)(18) and/or Section 4.09(c)(25).

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of all or any part of any such Credit Facility or other Indebtedness.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means one or more Global Notes, substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee, initially issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Related Business” means any business that is the same as or related, ancillary or complementary to, any of the businesses of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on the Issue Date.

“Related Person” with respect to any Permitted Holder, means:

(1)	any controlling equity holder or majority (or more) owned Subsidiary of such Permitted Holder;

(2)	in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein.

“Related Taxes” means:

(1)	any taxes, including but not limited to sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar taxes (other than (x) taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its:

(a)	being organized or incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Company, any Affiliate Proceeds Loan Obligor or any of the Company’s, or any Affiliate Proceeds Loan Obligor’s Subsidiaries), or

(b)	being a holding company parent of the Company, any Affiliate Proceeds Loan Obligor or any of the Company’s, or any Affiliate Proceeds Loan Obligor’s Subsidiaries, or

(c)	receiving dividends from or other distributions in respect of the Capital Stock of the Company, any Affiliate Proceeds Loan Obligor, or any of the Company’s or any Affiliate Proceeds Loan Obligor’s Subsidiaries, or

(d)	having guaranteed any obligations of the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, or

(e)	having made any payment in respect to any of the items for which the Company or any Affiliate Proceeds Loan Obligor is permitted to make payments to any Parent pursuant to Section 4.07,

in each case, to the extent such taxes are not paid by another Subsidiary or such Parent; or

(2)	any taxes measured by income for which any Parent is liable up to an amount not to exceed with respect to such taxes the amount of any such taxes that the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries and any taxes imposed by way of withholding on payments made by one Parent to another Parent on any financing that is provided, directly or indirectly in relation to the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries (in each case, reduced by any taxes measured by income actually paid by the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries).

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

“Reporting Entity” refers to C&W Communications, or following any election made in accordance with Section 4.03, the Company or such other Parent of the Company, or, following an Affiliate Proceeds Loan Obligor Accession, C&W Parent or a Parent of C&W Parent.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness or the provider of Senior Indebtedness (if provided on a bilateral basis), as the case may be.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) including any vice president, assistant vice president, assistant treasurer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company (including the Proceeds Loan Borrower) or of any Affiliate Proceeds Loan Obligor, together with any Affiliate Subsidiaries, in each case other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sable Holding” means Sable Holding Limited and its successors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitization Obligation” means any Indebtedness or other obligation of any Receivables Entity.

“Security Agent” means The Bank of New York Mellon, London Branch (or another agent appointed by the New Senior Debt Obligor) appointed as security agent for the Proceeds Loan or any New Senior Notes for the purposes of the Company Share Pledge, or any successors thereto.

“Security Trustee” means The Bank of New York Mellon, London Branch, and any successor or replacement Security Trustee in such capacity.

“Senior Indebtedness” means, whether outstanding on the Issue Date or thereafter Incurred, all amounts payable by, under or in respect of all other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to each of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any Indebtedness Incurred in violation of this Indenture;

(2)	any obligation of the Company or any Affiliate Proceeds Loan Obligor to any Restricted Subsidiary or any obligation of any Proceeds Loan Guarantor to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(3)	any liability for taxes owed or owing by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(4)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(5)	any Indebtedness, guarantee or obligation of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, including, without limitation, any Subordinated Obligation; or

(6)	any Capital Stock.

“Shares” means the issued shares of the Issuer.

“Share Trustee” means MaplesFS Trustees Ireland Limited, who holds the Shares of the Issuer under the Declaration of Trust.

“Significant Subsidiary” means any Restricted Subsidiary which, together with the Restricted Subsidiaries of such Restricted Subsidiary, accounted for more than 10.0% of the Total Assets as of the end of the most recently completed fiscal year.

“Solvent Liquidation” means any voluntary liquidation, winding up or corporate reconstruction involving the business or assets of, or shares of (or other interests in) any Subsidiary of C&W Parent (other than the Issuer); provided that, to the extent the Subsidiary of C&W Parent involved in such Solvent Liquidation is a Proceeds Loan Guarantor, the Successor Company assumes all the obligations of that Guarantor under this Indenture, the Proceeds Loan Guarantee, and the Intercreditor Agreement, in each case, to which such Proceeds Loan Guarantor was a party prior to the Solvent Liquidation unless (i) such Successor Company is an existing Guarantor or (ii) such Successor Company would, but for the operation of this proviso, no longer be required to guarantee the Notes and accordingly any guarantee required by this proviso would become subject to automatic release in accordance with the provisions set forth under Section 10.01.

“Special Dividend” means the special dividend in the amount of in the amount of £0.03 per share paid to the C&W Communications’ shareholders of record immediately prior to the consummation of the 2016 Liberty Acquisition.

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

“Spin-Off” means a transaction by which all outstanding ordinary and or equity shares of the Company or any Affiliate Proceeds Loan Obligor or a Parent of the Company or any Affiliate Proceeds Loan Obligor directly or indirectly owned by the Ultimate Parent are distributed to (1) all of the Ultimate Parent’s shareholders or (2) all of the shareholders comprising one or more group of the Ultimate Parent’s shareholders as provided by the Ultimate Parent’s articles of association, in each case, either directly or indirectly through the distribution of shares in a Parent holding the Company’s and any Affiliate Proceeds Loan Obligor’s shares or such Parent’s shares.

“Spin Parent” means the Person the shares of which are distributed to the shareholders of the Ultimate Parent pursuant to the Spin-Off.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary which are reasonably customary in securitization of Receivables transactions, including without limitation, those relating to the servicing of the assets of a Receivables Entity and Limited Recourse, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, in the case of the Proceeds Loan Borrower, any Indebtedness of the Proceeds Loan Borrower (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Proceeds Loan pursuant to a written agreement and, in the case of a Proceeds Loan Guarantor, any Indebtedness (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Proceeds Loan Guarantee of such Proceeds Loan Guarantor pursuant to a written agreement; provided that, the other New Senior Notes or the Proceeds Loans (including any Additional Proceeds Loans) shall not be deemed to be Subordinated Obligations.

“Subordinated Shareholder Loans” means Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and any security into which such Indebtedness, other than Capital Stock, is convertible or for which it is exchangeable at the option of the holder) issued to and held by any Affiliate (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) that (either pursuant to its terms or pursuant to an agreement with respect thereto):

(1)	does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor, as applicable, or any Indebtedness meeting the requirements of this definition);

(2)	does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)	contains no change of control or similar provisions that are effective, and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment prior to the first anniversary of the Stated Maturity of the Notes;

(4)	does not provide for or require any Lien or encumbrance over any asset of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries;

(5)	is subordinated in right of payment to the prior payment in full of the Notes or the Proceeds Loan Guarantee, as applicable, in the event of (a) a total or partial liquidation, dissolution or winding up of the Company or any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable, (b) a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property or any Affiliate Proceeds Loan Obligor and its property or such Restricted Subsidiary and its property, as applicable, (c) an assignment for the benefit of creditors or (d) any marshalling of the Company’s assets and liabilities or any Affiliate Proceeds Loan Obligor’s assets and liabilities, or such Restricted Subsidiary’s assets and liabilities, as applicable;

(6)	under which the Company or any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable, may not make any payment or distribution of any kind or character with respect to any obligations on, or relating to, such Subordinated Shareholder Loans if (a) a payment Default under this Indenture in relation to the Notes occurs and is continuing or (b) any other Default under this Indenture occurs and is continuing that permits the Holders of the Notes to accelerate their maturity and the Company or any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as applicable, receives notice of such Default from the requisite Holders of the Notes, until in each case the earliest of (i) the date on which such Default is cured or waived or (ii) 180 days from the date such Default occurs (and only once such notice may be given during any 360 day period); and

(7)	under which, if the holder of such Subordinated Shareholder Loans receives a payment or distribution with respect to such Subordinated Shareholder Loan (a) other than in accordance with this Indenture or as a result of a mandatory requirement of applicable law or (b) under circumstances described under clauses (5)(a) through (d) above, such holder will forthwith pay all such amounts to the Trustee or the Security Trustee to be held in trust for application in accordance with this Indenture.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Except as used in Section 4.09(c)(7)(B), the definitions of “ordinary course of business”, “CWC Group” and clause (13) of “Permitted Liens” or as otherwise specified herein, or unless as the context may require, each reference to a Subsidiary will refer to a Subsidiary of the Company or any Affiliate Proceeds Loan Obligor.

“Telecommunications Services of Trinidad and Tobago” means Telecommunications Services of Trinidad and Tobago Limited.

“Test Period” means, on any date of determination, the period of the most recent two consecutive fiscal half-years for which, at the option of the Company or any Affiliate Proceeds Loan Obligor, (i) semi-annual financial statements have previously been furnished to the Trustee pursuant to Section 4.03 or (ii) internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “LTM Test Period”); provided that, the Company may make an election to establish that “Test Period” shall mean, on the date of determination, the period of the most recent two consecutive fiscal quarters for which, at the option of the Company or any Affiliate Proceeds Loan Obligor, (i) interim management statements and/or quarterly financial statements have previously been furnished to the Trustee pursuant to Section 4.03 or (ii) internal interim management statements and/or internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “L2QA Test Period”). The calculation of Pro forma EBITDA and Pro forma Non-Controlling Interest EBITDA in respect of any Test Period that is an L2QA Test Period shall be determined by multiplying Pro forma EBITDA or Pro forma Non-Controlling Interest EBITDA, as applicable, for such L2QA Test Period by two. The Company may only make one election to change from the LTM Test Period to the L2QA Test Period and once so elected may not then elect to change from the L2QA Test Period back to the LTM Test Period.

“The Bank of New York Mellon Group” means the group comprising The Bank of New York Mellon and its affiliates.

“TIA” means the United States Trust Indebture Act of 1939, as amended

“Total Assets” means the Consolidated total assets of Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries as shown on the most recent balance sheet (excluding the footnotes thereto) of the Reporting Entity which, at the option of the Company or any Affiliate Proceeds Loan Obligor, have previously been furnished to the Trustee pursuant to Section 4.03 or are internally available immediately preceding the date of determination (and, in the case of any determination relating to any Incurrence of Indebtedness, any Restricted Payment or other determination under this Indenture, calculated with such pro forma and other adjustments as are consistent with the pro forma provisions set forth in the definition of “Pro Forma EBITDA” including, but not limited to, any property or assets being acquired in connection therewith).

“Towers Assets” means:

(1)	all present and future wireless and broadcast towers and tower sites that host or assist in the operation of plant and equipment used for transmitting telecommunications signals, being tower and tower sites that are owned by or vested in the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (whether pursuant to title, rights in rem, leases, rights of use, site sharing rights, concession rights or otherwise) and include, without limitation, any and all towers and tower sites under construction;

(2)	all rights (including, without limitation, rights in rem, leases, rights of use, site sharing rights and concession rights), title, deposits (including, without limitation, deposits placed with landlords, electricity boards and transmission companies) and interest in, or over, the land or property on which such towers and tower sites referred to in paragraph (1) above have been or will be constructed or erected or installed;

(3)	all current assets relating to the towers or tower sites and their operation referred to in paragraph (1) above, whether movable, immovable or incorporeal;

(4)	all plant and equipment customarily treated by telecommunications operators as forming part of the towers or tower sites referred to in paragraph (1) above, including, in particular, but without limitation, the electricity power connections, utilities, diesel generator sets, batteries, power management systems, air conditioners, shelters and all associated civil and electrical works; and

(5)	all permits, licences, approvals, registrations, quotas, incentives, powers, authorities, allotments, consents, rights, benefits, advantages, municipal permissions, trademarks, designs, copyrights, patents and other intellectual property and powers of every kind, nature and description whatsoever, whether from government bodies or otherwise, pertaining to or relating to paragraphs (1) to (4) above; and

(6)	shares or other interests in Tower Companies.

“Tower Company” means a company or other entity whose principal activity relates to Towers Assets and substantially all of whose assets are Towers Assets.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available on a day no earlier than two Business Days prior to the date of the delivery of the redemption notice in respect of such Redemption Date (or, if such statistical release is not so published or available, any publicly available source of similar market date selected by the Issuer in good faith)) most nearly equal to the period from the Redemption Date to September 15, 2022; provided, however, that if the period from the Redemption Date to September 15, 2022 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields to U.S. Treasury securities for which such yields are given, except that if the period from the Redemption Date to September 15, 2022 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means The Bank of New York Mellon, London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“TSTT HoldCo” means any wholly-owned Subsidiary of the Company or any Affiliate Proceeds Loan Obligor that holds no material assets other than the Capital Stock of Telecommunications Services of Trinidad and Tobago.

“Ultimate Parent” means (1) Liberty Global plc and any and all successors thereto or (2) upon consummation of a Spin-Off, “Ultimate Parent” will mean the Spin Parent and its successors, and (3) upon consummation of a Parent Joint Venture Transaction, “Ultimate Parent” will mean each of the top tier Parent entities of the Joint Venture Holders and their successors.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor may designate any Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, as applicable (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(a)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company, or of any Affiliate Proceeds Loan Obligor which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(b)	such designation and the Investment of the Company or any Affiliate Proceeds Loan Obligor in such Subsidiary complies with Section 4.07.

Any such designation by the Board of Directors of the Company or any Affiliate Proceeds Loan Obligor shall be evidenced to the Trustee by promptly filing with the Trustee a resolution of the Board of Directors of the Company, or any Affiliate Proceeds Loan Obligor giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company or any Affiliate Proceeds Loan Obligor may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and either (1) the Company any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(b)(2) or (2) the Consolidated Net Leverage Ratio would be no greater than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. dollar” or “$” means the lawful currency of the United States of America.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means (1) in respect of any Person, a Person, all of the Capital Stock of which (other than (a) directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law, regulation or to ensure limited liability and (b) in the case of a Receivables Entity, shares held by a Person that is not an Affiliate of the Company or any Affiliate Proceeds Loan Obligor solely for the purpose of permitting such Person (or such Person’s designee) to vote with respect to customary major events with respect to such Receivables Entity, including without limitation the institution of bankruptcy, insolvency or other similar proceedings, any merger or dissolution, and any change in charter documents or other customary events) is owned by that Person directly or (2) indirectly by a Person that satisfies the requirements of clause (1).

“Written Instructions” means any written notices, directions or instructions (including for the avoidance of doubt by Electronic Means) received by the Trustee or the Agents from an Authorized Person or from a person reasonably believed by the Trustee or the repsective Agent to be an Authorized Person.

Section 1.02 Other Definitions

Defined in
Term	Section
“Accession Agreement”	5.03
“Additional Amounts”	4.18
“Additional Collateral Sharing Agreement”	4.22
“Additional Intercreditor Agreement”	4.23
“Additional Parent Proceeds Loan Guarantee”	10.02
“Additional Parent Proceeds Loan Guarantor”	10.02
“Additional Proceeds Loan”	4.09
“Additional Proceeds Loan Guarantee”	4.15(d)
“Additional Proceeds Loan Guarantor”	10.03
“Additional Subsidiary Proceeds Loan Guarantee”	10.03
“Additional Subsidiary Proceeds Loan Guarantor”	10.03
“Affiliate Proceeds Loan Obligor”	10.04
“Affiliate Proceeds Loan Obligor Accession”	10.04
“Affiliate Proceeds Loan Obligor Guarantee”	10.04
“Affiliate Subsidiary Accession”	4.03(d)
“Affiliate Transaction”	4.11
“Asset Disposition Offer”	3.11
“Asset Disposition Offer Amount”	3.11
“Asset Disposition Purchase Date”	3.11
“Called Notes”	12.01(c)(1)
“Authentication Order”	2.02
“Change in Tax Law”	3.08
“Change of Control Offer”	4.14
“Change of Control Purchase Date”	4.14
“Change of Control Purchase Price”	4.14
“Company Share Pledge”	11.03
“Covenant Defeasance”	8.03
“cross acceleration provision”	6.01
“CWC Group Assumption”	5.03(a)
“ERISA”	2.07(j)(1)
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Guarantors”	5.03(b)(1)
“Initial Lien”	4.12(b)

“Initial Parent Proceeds Loan Guarantee”	10.02
“Initial Parent Proceeds Loan Guarantor”	10.02
“Initial Reporting Standard”	4.03
“IRA”	2.07(j)(1)
“Investment Grade Status Period”	4.19
“LCT Election”	1.03
“LCT Test Date”	1.03
“Legal Defeasance”	8.02
“New Reporting Standard”	4.03
“Note Guarantee”	5.03
“Other Asset Disposition Indebtedness”	3.11
“Parent Proceeds Loan Guarantees”	10.02
“Parent Proceeds Loan Guarantor”	10.02
“Paying Agent”	2.03
“payment default”	6.01
“Payor”	4.18
“Principal Paying Agent”	2.03
“Proceeds Loan Collateral”	11.03
“Proceeds Loan Collateral Documents”	11.03
“Register”	2.03
“Proceeds Loan Guarantees”	10.02
“Registrar”	2.03
“Regular Record Date”	2.04
“Reinstatement Date”	4.19
“Relevant Taxing Jurisdiction”	4.18
“Restricted Payments”	4.07
“Similar Laws”	2.07(j)(1)
“Subordinated Subsidiary Proceeds Loan Guarantor”	10.03
“Subsidiary Proceeds Loan Guarantee”	10.03
“Subsidiary Proceeds Loan Guarantors”	10.03
“Successor Company”	5.01
“Taxes”	4.18
“Tax Redemption Date”	3.08

(a)

Section 1.03 Rules of Construction

Unless the context otherwise requires:

(1)	a term has the meaning assigned to it;

(2)	an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3)	“or” is not exclusive;

(4)	words in the singular include the plural, and in the plural include the singular;

(5)	“will” shall be interpreted to express a command;

(6)	provisions apply to successive events and transactions; and

(7)	references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating

(a) Global Notes. Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more 144A Global Notes, duly executed by the Issuer, and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Notes offered and sold to Non-U.S. Persons in offshore transactions in reliance on Regulation S shall be issued initially in the form of one or more Regulation S Global Notes, duly executed by the Issuer and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Each Global Note shall represent such aggregate principal amount of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby shall from time to time be reduced or increased, as appropriate, by the Registrar, the Paying Agent or the Trustee to reflect exchanges, repurchases, redemptions and transfers of interests therein, in accordance with the terms of this Indenture.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Ownership of interests in the Global Notes will be limited to Participants and Indirect Participants. Book-Entry Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and its Participants. The Applicable Procedures shall be applicable to Book-Entry Interests in Global Notes.

Except as set forth in Section 2.07(a), the Global Notes may be transferred, in whole and not in part, only to a nominee or a successor of the Depositary.

(b) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

(c) Book-Entry Provisions. Neither Participants nor Indirect Participants shall have any rights either under this Indenture or under any Global Note held on their behalf by the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or any Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(d) Note Forms. The Global Notes and the Definitive Registered Notes shall be issuable only in registered form, substantially in the forms set forth as Exhibit A and Exhibit B hereto, respectively. The Notes shall be issued without coupons and only in denominations of at least $200,000 and in integral multiples of $1,000 in excess thereof.

(e) Additional Notes. Subject to the restrictions contained in Section 4.09, from time to time after the Issue Date the Issuer may issue Additional Notes under this Indenture. Any Additional Notes issued as provided for herein will be treated as a single class and as part of the same series as the Initial Notes for all purposes (including voting) under this Indenture.

(f) Dating. Each Note shall be dated the date of its authentication.

Section 2.02 Execution and Authentication

At least one Officer of the Issuer must sign the Notes for such Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated or at any time thereafter, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Authenticating Agent. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Authenticating Agent shall authenticate the Notes on the Issue Date in an aggregate principal amount of $700,000,000, upon receipt of an authentication order signed by at least one Officer of the Issuer directing the Authenticating Agent to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with (an “Authentication Order”). The Authenticating Agent shall authenticate Additional Notes upon receipt of an Authentication Order relating thereto. Each Note shall be dated the date of its authentication.

The Trustee may authenticate Notes as the Issuer’s Authenticating Agent. The Trustee may appoint an additional Authenticating Agent or Agents acceptable to the Issuer to authenticate Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. Such Authenticating Agent shall have the same rights as the Trustee in any dealings hereunder with any of the Issuer’s Affiliates.

Notes authenticated by an Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated hereunder by the Trustee, and every reference in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be subject to acceptance by the Issuer and shall at all times be a corporation organized and doing business under, or licensed to do business pursuant to, the laws of the United States of America (including any State thereof or the District of Columbia), the United Kingdom or a jurisdiction in the European Union and authorized under such laws to act as Authenticating Agent, subject to supervision or examination by governmental authorities, if applicable. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 2.02, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 2.02.

Any entity into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided that such entity shall be otherwise eligible under this Section 2.02, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and the Issuer. Each of the Trustee and the Issuer may at any time terminate the agency of an Authenticating Agent by giving written notice of the termination to that Authenticating Agent and the Issuer or the Trustee, as the case may be. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent ceases to be eligible in accordance with the provisions of this Section 2.02, the Trustee may appoint a successor Authenticating Agent acceptable to the Issuer. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all of the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 2.02.

The Issuer agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 2.02.

The initial Authenticating Agent shall be The Bank of New York Mellon.

If an Authenticating Agent is appointed with respect to the Notes pursuant to this Section 2.02, the Notes may have endorsed thereon, in addition to or in lieu of the Trustee’s certification of authentication, an alternative certificate of authentication in the following form:

“This is one of the Notes referred to in the within-mentioned Indenture.

[NAME OF AUTHENTICATING AGENT], as Authenticating Agent

By:
Authorized Signatory”

Section 2.03 Registrar and Paying Agent

The Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in each of (a) London, England (the “Principal Paying Agent”) and (b) the Borough of Manhattan, City of New York. The Bank of New York Mellon, London Branch will initially act as Principal Paying Agent in London and The Bank of New York Mellon will initially act as Paying Agent in New York.

The Issuer will also maintain one or more registrars (each, a “Registrar”) for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require. The Issuer will also maintain a transfer agent. The initial Registrar for the Notes will be The Bank of New York Mellon. The initial transfer agent with respect to the Notes will be The Bank of New York Mellon. The Registrar will maintain a register on behalf of the Issuer for so long as the Notes remain outstanding reflecting ownership of Definitive Registered Notes outstanding from time to time (the “Register”). The Paying Agents will effect payments on behalf of the Issuer, and the transfer agents will facilitate transfer of, Definitive Registered Notes on behalf of the Issuer. In the event that the Notes are no longer listed, the Issuer or its agent will maintain a register reflecting ownership of the Notes.

The parties hereto acknowledge that the Issuer has appointed The Bank of New York Mellon, London Branch, at its Corporate Trust Office, as Principal Paying Agent, Registrar and Transfer Agent, and The Bank of New York Mellon, at 101 Barclay Street, New York, New York 10286, as Paying Agent, Registrar and Transfer Agent. The Issuer acknowledges that The Bank of New York Mellon, London Branch, and The Bank of New York Mellon have accepted such appointment. So long as The Bank of New York Mellon, London Branch and The Bank of New York Mellon serve in such capacity, Section 7.07 shall apply to them as if they were Trustee hereunder.

The Issuer may appoint one or more additional Paying Agents and the term “Paying Agent” shall include any such additional Paying Agent, as applicable. Upon notice to the Trustee, the Issuer may change any Paying Agent, Registrar or Transfer Agent and the Issuer may act as the Paying Agent; provided, however, that in no event may the Issuer act as Paying Agent or appoint a Paying Agent in any member state of the European Union where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Paying Agent would be so obliged if it were located in all other member states.

The Issuer shall notify the Trustee of the name and address of any Agent appointed after the Issue Date. If the Issuer fails to maintain a Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07.

Section 2.04 Holders to Be Treated as Owners; Payments of Interest

(a) Except as otherwise ordered by a court of competent jurisdiction or required by applicable law, the Issuer, the Paying Agents, the Registrar, the Trustee and any agent of the Issuer, any Paying Agent, the Registrar or the Trustee shall deem and treat the Holder of a Note as the absolute owner of such Note for the purpose of receiving payment of or on account of the principal, premium or interest on such Note and for all other purposes (including voting and consents and enforcement of the Note Security Documents); and neither the Issuer, any Paying Agent, the Registrar, the Trustee nor any agent of the Issuer, any Paying Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note.

(b) Notwithstanding the foregoing, nothing herein shall prevent the Issuer, the Trustee or the Agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary, its nominees, the Participants or any other person, the operation of customary practices of such persons governing the exercise of the rights of a Holder.

(c) A Holder of a Note at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to the Regular Record Date and prior to such Interest Payment Date, except if and to the extent the Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid in accordance with Section 2.13. The term “Regular Record Date” as used with respect to any Interest Payment Date for the Notes shall mean the date specified as such in the Notes.

Section 2.05 Paying Agent to Hold Money

Each Paying Agent shall hold for the benefit of the Holders or the Trustee all money received by the Paying Agent for the payment of principal, premium, interest or Additional Amounts on the Notes (whether such money has been paid to it by the Issuer or any other obligor on the Notes), and the Issuer and the Paying Agent shall notify the Trustee of any Default by the Issuer (or any other obligor on the Notes) in making any such payment. For the avoidance of doubt, each Paying Agent acts as agent and not trustee under this Indenture. Money held by a Paying Agent need not be segregated (other than when an Issuer acts as a Paying Agent), except as required by law, and in no event shall any Paying Agent be liable for any interest on any money received by it hereunder. The Issuer at any time may require each Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may, if such a Default has occurred and is continuing, require any Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed. Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 2.06 Holder Lists

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar and the Registrar maintains such a list on behalf of the Issuer, the Issuer will furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.07 Transfer and Exchange

(a)	Transfer and Exchange of Global Notes.

(1) A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(2) All Global Notes will be exchanged by the Issuer for Definitive Registered Notes:

(A) if the Depositary notifies the Issuer that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Fold-In Issuer within 120 days;

(B) in whole, but not in part, if the Issuer or the Depositary so request following an Event of Default; or

(C) if the Holder of a Book-Entry Interest requests such exchange in writing delivered through the Depositary following an Event of Default.

Upon the occurrence of any of the preceding events in clauses (A) through (C) above, the Issuer shall issue or cause to be issued Definitive Registered Notes in such names as the Depositary shall instruct the Trustee and such transfer or exchange shall be recorded in the applicable Register.

(3) Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08 and Section 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.08 or Section 2.11, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note (including a Definitive Registered Note), other than as provided in this Section 2.07(a).

(b) General Provisions Applicable to Transfers and Exchanges of the Notes. The transfer and exchange of Book-Entry Interests shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of Book-Entry Interests in the Global Notes (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note) shall require compliance with this Section 2.07(b), as well as one or more of the other following subparagraphs of this Section 2.07, as applicable.

In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Trustee and the Paying Agent must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given in accordance with the Applicable Procedures containing information regarding the Participants’ accounts to be debited with such decrease and credited with such increase, as applicable.

In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note, the Paying Agent and the Registrar must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant directing the Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Trustee and the Paying Agent must receive (i) a written order directing the Depositary to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged and (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase.

Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Paying Agent, the Registrar or the Trustee as specified in this Section 2.07, shall endorse the relevant Global Note(s) with any increase or decrease and instruct the Depositary to reflect such increase or decrease in its systems.

(c) Transfer of Book-Entry Interests in a Regulation S Global Note to Book-Entry Interests in a 144A Global Note. A Book-Entry Interest in a Regulation S Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a 144A Global Note, only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate to the effect set forth in Exhibit C hereto, including the certification in item (1) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to such Regulation S Global Note and increase Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(d) Transfer of Book-Entry Interests in a 144A Global Note to Book-Entry Interests in a Regulation S Global Note. A Book-Entry Interest in a 144A Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate from the Holder of such Book-Entry Interest in the form of Exhibit C hereto, including the certifications in item (2) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall increase Schedule A to such Regulation S Global Note and decrease Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(e) Transfer of Book-Entry Interests in Global Notes to Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note if the transfer complies with the requirements of Section 2.07(a) and Section 2.07(b) above and:

(1) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note to a QIB in reliance on Rule 144A, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof; or

(2) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note in reliance on Regulation S, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such transfer; (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC; and (iii) deliver to the Registrar the instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such transfer. The Registrar shall record the transfer in the Register and shall cause all Definitive Registered Notes issued in connection with a transfer pursuant to this Section 2.07(e) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so transferred and registered and in the names set forth in the instructions received by the Registrar.

(f) Transfer of Definitive Registered Notes to Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may transfer such Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note only if:

(1) in the case of a transfer by a Holder of Definitive Registered Note to a person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A who takes delivery thereof in the form of a Book-Entry Interest in a Rule 144A Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

Upon satisfaction of the foregoing conditions, the Registrar shall (i) deliver the Definitive Registered Notes to the Trustee for cancellation pursuant to Section 2.12; (ii) record such transfer on the Register; (iii) instruct the Depositary to deliver (A) in the case of a transfer pursuant to Section 2.07(f)(1), a Regulation S Global Note, and (B) in the case of a transfer pursuant to Section 2.07(f)(2), a 144A Global Note; (iv) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such transfer; and (v) thereafter, return the Global Notes to the Depositary, together with all information regarding the Participant accounts to be credited in connection with such transfer.

(g) Exchanges of Book-Entry Interests in Global Notes for Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may exchange such Book-Entry Interest for a Definitive Registered Note if the exchange complies with the requirements of Section 2.07(a) and Section 2.07(b) above and the Trustee receives the following:

(1) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Regulation S Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in items (a) thereof;

(2) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a 144A Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto including the certifications in item (a) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the relevant Global Note to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such exchange; and thereafter return the Global Note to the Depositary, together with all information regarding the Participant accounts to be debited in connection with such exchange; and (ii) deliver to the Registrar instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such exchange. The Registrar shall record the exchange in the Register and shall cause all Definitive Registered Notes issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.07(g) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so exchanged and registered and in the names set forth in the instructions received by the Registrar.

(h) Exchanges of Definitive Registered Notes for Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may exchange such Note for a Book-Entry Interest in a Global Note if such exchange complies with Section 2.07(b) above and the Trustee receives the following documentation:

(1) if the Holder of a 144A Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a 144A Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof; or

(2) if the Holder of a Regulation S Definitive Registered Notes proposes to exchange such Notes for a Book-Entry Interest in a Regulation S Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof.

Upon satisfaction of the foregoing conditions, the transfer agent shall (i) cancel such Note pursuant to Section 2.12; (ii) request that the Registrar record such exchange on the Register; (iii) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such exchange.

(i) Transfer of Definitive Registered Notes for Definitive Registered Notes. Any Holder of a Definitive Registered Note may transfer such Note to a Person who takes delivery thereof in the form of Definitive Registered Notes if the transfer complies with Section 2.07(b) above and the Registrar receives the following additional documentation:

(1) in the case of a transfer by a Holder of Definitive Registered Notes pursuant to Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof; or

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof.

Upon the receipt of any Definitive Registered Note, the transfer agent shall cancel such Note pursuant to Section 2.12 and the Trustee shall complete and deliver to the Issuer (i) in the case of a transfer pursuant to Section 2.07(i)(1), a Regulation S Definitive Registered Note and (ii) in the case of a transfer pursuant to Section 2.07(i)(2), a 144A Definitive Registered Note. The Trustee shall cause all Definitive Registered Notes issued in exchange in connection with a transfer pursuant to this Section 2.07(i) to bear the Private Placement Legend.

The Issuer shall issue and, upon receipt of an Authentication Order from the Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Definitive Registered Notes so transferred and registered in the names set forth in the instructions received by the Registrar.

(j) Legends.

(1) Private Placement Legend. The following legend shall appear on the face of all Notes issued under this Indenture, unless the Issuer determines otherwise in compliance with applicable law:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED,

TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES

EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)) BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50

MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED.”

(2) Global Note Legend. Each Global Note shall also bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE; (II) THE TRUSTEE OR THE TRANSFER AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE; AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO. HAS AN INTEREST HEREIN.”

(k) Cancellation. At such time as all Book-Entry Interests have been exchanged for Definitive Registered Notes or all Global Notes have been redeemed or repurchased, the Global Notes shall be returned to the Trustee for cancellation in accordance with Section 2.12.

(l) General Provisions Relating to Registration of Transfers and Exchanges. To permit registration of transfers and exchanges, the Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Registered Notes upon the Issuer’s order in accordance with the provisions of Section 2.02.

(1) No service charge shall be made to a Holder for any registration of transfer or exchange, but the Issuer may require payment of a sum sufficient to cover any taxes, duties or governmental charge payable in connection therewith (other than any such taxes, duties or governmental charge payable upon exchange or transfer pursuant to Sections 2.11, 4.10, 4.14 and 9.05).

(2) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes shall be the valid obligations of the Issuer, evidencing the same debt and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(3) The Issuer shall not be required to register the transfer of or, to exchange, Definitive Registered Notes (A) for a period beginning at the opening of business 15 calendar days before any Redemption Date and ending at the close of business on the Redemption Date; (B) for a period beginning at the opening of business 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part, and ending at the close of business on the date on which such Notes are selected; (C) for a period of 15 calendar days before any Regular Record Date with respect to any Interest Payment Date; or (D) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer.

(4) The Issuer, the Trustee, the Registrar and the Paying Agents will be entitled to treat the registered Holder of a Note as the owner thereof for all purposes.

(5) The Issuer shall not be required to register the transfer or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The Trustee shall have no responsibility for any actions or omissions of the Depositary.

Section 2.08 Replacement Notes

(a) If any mutilated Note is surrendered to a Paying Agent, the Registrar or the Trustee or the Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Issuer will issue and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s and/or the Authenticating Agent’s requirements are met. If required by the Trustee or the Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Issuer to protect the Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Issuer and the Trustee may charge for their expenses in replacing a Note, including reasonable fees and expenses of counsel. In the event any such mutilated, lost, destroyed or stolen Note has become or is about to become due and payable, the Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

(b) The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or stolen Notes.

(c) Every replacement Note issued pursuant to this Section 2.08 is an additional obligation of the Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.09 Outstanding Notes

The Notes outstanding at any time are all the Notes authenticated by the Authenticating Agent except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.09 as not outstanding. Except as set forth in Section 2.10, a Note does not cease to be outstanding because the Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a).

If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a Redemption Date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

Section 2.10 Treasury Notes

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.11 Temporary Notes

Until certificates representing Notes are ready for delivery, the Issuer may prepare and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.12 Cancellation

The Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes. Certification of the destruction of all cancelled Notes will be delivered to the Issuer. The Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.13 Defaulted Interest

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Issuer (or, upon the written request of the Issuer, the Trustee in the name and at the expense of the Issuer) will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 CUSIP, ISIN or Common Code Number

The Issuer in issuing the Notes may use a “CUSIP”, an “ISIN” or “Common Code” number and, if so, such CUSIP, ISIN or Common Code number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or Common Code number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Issuer will promptly notify the Trustee and each Agent of any change in any CUSIP, ISIN and/or Common Code number.

Section 2.15 Deposit of Moneys

One Business Day prior to each Interest Payment Date, the maturity date of the Notes, each Redemption Date and each payment date relating to an Asset Disposition Offer or a Change of Control Offer, and on the Business Day immediately following any acceleration of the Notes pursuant to Section 6.02, the Issuer shall deposit with a Paying Agent in immediately available funds money in U.S. dollars sufficient to make cash payments, if any, due on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be. All such payments so made to a Paying Agent, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note. Subject to receipt of such funds by such time, each Paying Agent shall remit such payment in a timely manner on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be, to the Persons and in the manner set forth in paragraph (B) of the Notes.

Section 2.16 Actions of Agents

The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee

If the Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07, Section 3.08 or Section 3.10 or pursuant to Section 4.14(d), they must furnish to the Trustee, at least 10 days but not more than 60 days before a Redemption Date, an Officer’s Certificate setting forth:

(1) the clause of this Indenture pursuant to which the redemption shall occur;

(2) the Redemption Date and the record date;

(3) the principal amount of Notes to be redeemed;

(4) the redemption price; and

(5) the CUSIP, ISIN or Common Code numbers, as applicable.

Any notices in connection with such redemption shall be given by the Issuer or the Company pursuant to Section 14.01(d) and Section 14.01(e), as applicable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased; Notices

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis (or, in the case of Notes issued in global form, based on the procedures of the Depositary) unless otherwise required by law or applicable stock exchange or depositary requirements, although no Notes of $200,000 or less can be redeemed in part. The Trustee and Registrar will not be liable for selections made by it in accordance with this paragraph. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

For Notes which are represented by Global Notes held on behalf of the Depositary, notices may be given by delivery of the relevant notices to the Depositary for communication to entitled account Holders in substitution for the aforesaid delivery.

Section 3.03 Notice of Redemption

Subject to the provisions of Section 3.07, at least 10 calendar days but not more than 60 calendar days before a Redemption Date, the Issuer will deliver or cause to be delivered, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12.

The notice will identify the Notes to be redeemed and will state:

(1) the Redemption Date and the record date;

(2) the redemption price;

(3) the CUSIP , ISIN and/or Common Code number(s), if any;

(4) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(5) the name and address of the Paying Agent;

(6) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(7) that, unless the Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date (or such other date specified in Section 4.14(d) to the extent applicable);

(8) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP, ISIN and/or Common Code, if any, listed in such notice or printed on the Notes.

At the Issuer’s request, the Trustee will give the notice of redemption in the Issuer’s name and at its expense; provided, however, that the Issuer has delivered to the Trustee, at least 15 days prior to the Redemption Date or such shorter period as the Trustee may agree, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption

Once notice of redemption is delivered in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the Redemption Date at the redemption price; provided, however, that a notice of redemption may be conditional except as otherwise set forth in this Article 3.

Section 3.05 Deposit of Redemption or Purchase Price

One Business Day prior to the Redemption Date or repurchase date, the Issuer will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or repurchased on that date. The Trustee or the Paying Agent will promptly return to the Issuer any money deposited with the Trustee or the Paying Agent by the Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

If the Issuer complies with the provisions of the preceding paragraph, on and after the Redemption Date or repurchase date (or such other date specified in Section 4.14(d), to the extent applicable), interest will cease to accrue on the Notes or the portions of Notes called for redemption or repurchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or repurchase is not so paid upon surrender for redemption or repurchase because of the failure of the Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the Redemption Date or repurchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Repurchased in Part

Upon surrender of a Note that is redeemed in part, the Issuer will issue and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent will authenticate for the Holder at the expense of the Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered; provided that any Definitive Registered Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

Section 3.07 Optional Redemption

(a) Except as set forth in Section 3.07(b), Section 3.07(d), Section 3.08, Section 3.10 and Section 4.14(d), the Notes are not redeemable until September 15, 2022.

(b) At any time prior to September 15, 2022, the Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

In each case above, any such redemption and notice may, in the Proceed Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(c) On or after September 15, 2022, the Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period commencing on September 15 of the years set out below:

Year	Redemption Price
2022	103.438%
2023	101.719%
2024	100.859%
2025 and thereafter	100.000%

In each case above, any such redemption and notice may, in the Proceed Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(d) At any time, or from time to time, prior to September 15, 2022, the Proceeds Loan Borrower may, at its option, instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem, upon not less than 10 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under this Indenture (including the principal amount of any Additional Notes) at a redemption price of 106.875% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), with the Net Cash Proceeds of one or more Equity Offerings; provided that:

(1) at least 50% of the principal amount of the Notes (which includes Additional Notes, if any) issued under this Indenture remains outstanding immediately after any such redemption; and

(2) the redemption occurs not more than 180 days after the consummation of any such Equity Offering.

In each case above, any such redemption and notice may, in the Proceeds Loan Borrower’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Issuer or the Proceeds Loan Borrower has received or any Paying Agent has received sufficient funds from the Proceeds Loan Borrower to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Proceeds Loan Borrower’s or the Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Proceeds Loan Borrower or the Issuer may provide in such notice that payment of the redemption price and performance of the Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(e) Any redemption pursuant to this Section 3.07, Section 3.08 and Section 4.14(d) shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08 Optional Redemption upon Certain Tender Offers

(a) In connection with any tender offer or other offer to purchase for all of the Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in such tender offer and the Issuer, or any third party making such tender offer in lieu of the Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such Holders, the Issuer (upon instruction from the Proceeds Loan Obligor) or such third party will have the right, at any time, upon not less than 10 nor more than 60 days’ notice following such purchase date, to redeem all Notes that remain outstanding following such purchase at a price equal to the price paid to each other Holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption.

(b) If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

Section 3.09 Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10 Redemption for Taxation Reasons

The Proceeds Loan Borrower may instruct the Issuer to, and upon receipt of such instruction the Issuer will, redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a ”Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Issuer or the Proceeds Loan Borrower determines that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation; or

(2) any change in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), the relevant Payor is, or on the next Interest Payment Date in respect of the Notes would be, required to pay more than de minimis Additional Amounts, and such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction). The Change in Tax Law must become effective on or after the date of the Offering Memorandum (or, if the relevant jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under this Indenture). In the case of a successor to the Issuer, the Change in Tax Law must become effective after the date that such entity first makes payment on the Notes. Notice of redemption for taxation reasons will be published in accordance with Section 3.03. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts and (b) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication, delivery or mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuer or the Proceeds Loan Borrower will deliver to the Trustee (a) an Officer’s Certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that it cannot avoid the obligations to pay Additional Amounts by taking reasonable measures available to it; and (b) an opinion of an independent tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the existence of satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders of the Notes.

The foregoing provisions will apply mutatis mutandis to any successor to the Issuer after such successor person becomes a party to this Indenture prior to the CWC Group Assumption Date (if it takes place).

Section 3.11 Offer to Purchase by Application of Excess Proceeds

In the event that, pursuant to Section 4.10, the Issuer is required to make an offer to all Holders to purchase Notes (an “Asset Disposition Offer”), it will follow the procedures specified below.

The Issuer will be required to make an Asset Disposition Offer to all Holders of Notes and to the extent notified by the Issuer in such notice, to all holders of other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor, the Issuer or any Subsidiary Proceeds Loan Guarantor that does not constitute Subordinated Obligations (“Other Asset Disposition Indebtedness”), to purchase the maximum principal amount of Notes and any such Other Asset Disposition Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Asset Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in this Section 3.11 or the agreements governing the Other Asset Disposition Indebtedness, as applicable, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof.

To the extent that the aggregate amount of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company and any Affiliate Proceeds Loan Obligor may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by holders thereof and Other Asset Disposition Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Other Asset Disposition Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of a date selected by the Company or any Affiliate Proceeds Loan Obligor that is prior to the Asset Disposition Purchase Date. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

No later than five Business Days after the termination of the Asset Disposition Offer (the “Asset Disposition Purchase Date”), the Issuer will purchase the principal amount of Notes and Other Asset Disposition Indebtedness required to be purchased pursuant to this Section 3.11 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Other Asset Disposition Indebtedness validly tendered in response to the Asset Disposition Offer.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than the currency in which the Notes are denominated, the amount thereof payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated that is actually received by the Issuer, upon converting such portion into such currency.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Issuer will deliver a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.11 and Section 4.10 and the length of time the Asset Disposition Offer will remain open;

(2) the Asset Disposition Offer Amount, the purchase price and the Asset Disposition Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of $200,000 and in integral multiples of $1,000 in excess thereof;

(6) that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Issuer, the Depositary, if appointed by the Issuer, or a Paying Agent at the address specified in the notice at least three days before the Asset Disposition Purchase Date;

(7) that Holders will be entitled to withdraw their election if the Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Asset Disposition Offer, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes and Other Asset Disposition Indebtedness surrendered by Holders thereof exceeds the Asset Disposition Offer Amount, the Issuer will select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such Other Asset Disposition Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Issuer so that only Notes in denominations of $200,000 and in integral multiples of $1,000 in excess thereof will be purchased); and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Asset Disposition Purchase Date, the Issuer or any Affiliate Proceeds Loan Obligor will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Other Asset Disposition Indebtedness or portions of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Company will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Issuer in accordance with the terms of this covenant. The Issuer or the Paying Agent, as the case may be, will promptly (but in any case on or prior to the Asset Disposition Purchase Date) mail or deliver to each tendering Holder of Notes or holder or lender of Other Asset Disposition Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Issuer for purchase, and the Issuer will promptly issue a new Note, and the Trustee (or its authenticating agent), upon delivery of an Officer’s Certificate from the Company will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. In addition, the Issuer will take any and all other actions required by the agreements governing the Other Asset Disposition Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Issuer to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 3.11 or Section 4.10, the Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Other than as specifically provided in this Section 3.11, any purchase pursuant to this Section 3.11 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

ARTICLE 4

COVENANTS

Section 4.01 Payments on the Notes

(a) The Issuer shall pay or cause to be paid the principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Issuer, holds on the Business Day prior to the due date, money deposited by the Issuer in immediately available funds and designated for and sufficient to pay all principal, premium and Additional Amounts, if any, and interest then due.

Principal of, interest, premium and Additional Amounts, if any, on Global Notes will be payable, at the office or agency of the Principal Paying Agent maintained in London, England, for such purposes. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the Holder of the Global Notes in accordance with the procedures of DTC, as applicable.

Principal of, interest, premium and Additional Amounts, if any, on any Definitive Registered Notes will be payable at the corporate trust office or agency of any Paying Agent, in any location required to be maintained for such purposes pursuant to Section 2.03. In addition, interest on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the Register for such Definitive Registered Notes.If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holders thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

(b) The Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency

The Issuer shall maintain the offices and agencies specified in Section 2.03. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee. For the avoidance of doubt, the Trustee shall not be required to act as Registrar.

The Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03 Reports

(a) So long as the Notes are outstanding, the Company or any Affiliate Proceeds Loan Obligor will provide to the Trustee without cost to the Trustee (who, at the Issuer’s expense, will provide to the Holders) and, in each case of clauses (1), (2) and (3) of this Section 4.03, will post on its, the Reporting Entity’s or the Ultimate Parent’s website (or make similar disclosure) the following (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee and the Holders of the Notes):

(1) within 150 days after the end of each fiscal year, audited combined or Consolidated balance sheets of the Reporting Entity as of the end of the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence) and audited combined or Consolidated income statements and statements of cash flow of the Reporting Entity for the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence), in each case prepared in accordance with IFRS, including appropriate footnotes to such financial statements and a report of the independent public accountants on the financial statements; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits, or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(2) within 75 days after the first half of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for the first half of such fiscal year, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(3) within 75 days after the end of each of the first and third quarters of each fiscal year, to the extent the Reporting Entity is not required under the English law to provide financial statements, a report or announcement disclosing the Reporting Entity’s revenue, ending period cash on balance sheet, net debt and capital expenditures, accompanied by customary management commentary (an “interim management statement”); provided that beginning with the next fiscal quarter following an election to change to a L2QA Test Period in accordance with the definition of “Test Period”, the Company or any Affiliate Proceeds Loan Obligor shall no longer provide any financial statements pursuant to clause (2) of the first paragraph of this covenant and instead will provide, within 75 days after the end of each of the first three quarters of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for such quarter, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses; and

(4) within 10 days after the occurrence of such event, information with respect to (a) any change in the independent public accountants of the Reporting Entity (unless such change is made in conjunction with a change in the auditor of the Ultimate Parent), (b) any material acquisition or disposal of the Reporting Entity and its Restricted Subsidiaries, taken as a whole and (c) any material development in the business of the Reporting Entity and its Restricted Subsidiaries, taken as a whole.

(b) If the Company, or any Affiliate Proceeds Loan Obligor has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Reporting Entity, then the annual, semi-annual and quarterly financial statements required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall include a reasonably detailed presentation, either on the face of the financial statements, in the footnotes thereto or in a separate report delivered therewith, of the financial condition and results of operations of the Reporting Entity and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(c) Following any election by the Reporting Entity to change its accounting principles in accordance with the definition of IFRS set forth under Section 1.01, the annual, semi-annual and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable shall include any reconciliation presentation required by clause (2)(a) of the definition of IFRS set forth under Section 1.01.

(d) Notwithstanding the foregoing, the Company may satisfy its obligations under Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, by (i) prior to an Affiliate Proceeds Loan Obligor Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly information of the Company or any Parent of the Company and, (ii) following an Affiliate Proceeds Loan Obligor Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly financing information of C&W Parent or any Parent of C&W Parent. Following any such election, references in this covenant to the “Reporting Entity” shall be deemed to refer to the Company or any such Parent of the Company (as the case may be). Nothing contained in this Indenture shall preclude the Reporting Entity from changing its fiscal year end.

(e) To the extent that material differences exist between the business, assets, results of operations or financial condition of (i) the Reporting Entity and (ii) the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (excluding, for the avoidance of doubt, the effect of any intercompany balances between the Reporting Entity and the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries), the annual financial statements, semi-annual financial statements and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall give a reasonably detailed description of such differences and include an unaudited reconciliation of the Reporting Entity’s financial statements to the financial statements of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries.

(f) In addition, so long as the Notes remain outstanding and during any period during which the Reporting Entity is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) of the Exchange Act, the Reporting Entity shall furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(g) The Issuer, the Company or any Affiliate Proceeds Loan Obligor will provide to the Trustee (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee), within 150 days after the end of each fiscal year ending subsequent to the Issue Date, an audited consolidated balance sheet of the Issuer as of the end of the two most recent fiscal years (or such shorter period as the Issuer has been in existence) and audited consolidated income statements and statements of cash flow of the Issuer for the three most recent fiscal years (or such shorter period as the Issuer has been in existence), in each case prepared in accordance with GAAP, IFRS or Local GAAP (such reporting standard, the “Initial Reporting Standard”), including appropriate footnotes to such financial statements and a report of independent auditors on the financial statements. At any time after the Issue Date, the Issuer may elect to apply for all purposes of this Indenture, in lieu of the Initial Reporting Standard, any of GAAP, IFRS or Local GAAP (the “New Reporting Standard”) and, upon such election, (1) all financial statements and reports to be provided, after such election, pursuant to this Indenture shall be prepared on the basis of the New Reporting Standard as in effect from time to time (including that, upon first reporting its fiscal year results under the New Reporting Standard, the Issuer shall restate its financial statements on the basis of the New Reporting Standard for the fiscal year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of the New Reporting Standard), and (2) from and after such election, all ratios, computations, and other determinations based on Initial Reporting Standard contained in this Indenture shall be computed in conformity with the New Reporting Standard with retroactive effect being given thereto assuming that such election had been made on the Issue Date.

Section 4.04 Compliance Certificate

(a) The Company or an Affiliate Proceeds Loan Obligor shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating that, in the course of the performance by the signers of their duties as officers of the Company or an Affiliate Proceeds Loan Obligor, as applicable, they would normally have knowledge of any Default, and further stating whether or not the signers know of any Default that occurred during such period.

(b) The Company or an Affiliate Proceeds Loan Obligor shall, so long as any of the Notes are outstanding, deliver to the Trustee within 30 days after the occurrence of any Default or Event of Default an Officer’s Certificate specifying such Default or Event of Default, its status and what action the Company or an Affiliate Proceeds Loan Obligor, as applicable, is taking or proposes to take with respect thereto.

Section 4.05 Taxes

The Issuer, the Company and any Affiliate Proceeds Loan Obligor will pay, and will cause each of its respective Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws

Each of the Issuer, the Company and any Affiliate Proceeds Loan Obligor agrees (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Issuer, the Company and any Affiliate Proceeds Loan Obligor agrees (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments

(a) The Issuer will not, directly or indirectly:

(1) declare or pay any dividend or make any distribution on or in respect of its Capital Stock; or

(2) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Issuer,

in each case, other than Permitted Issuer Maintenance Payments.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly:

(1) to declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries) except:

(A) dividends or distributions payable in Capital Stock of the Company, or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans; and

(B) dividends or distributions payable to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary of the Company, or any Affiliate Proceeds Loan Obligor, as applicable, to its other holders of common Capital Stock on a pro rata basis);

(2) to purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company, any Affiliate Proceeds Loan Obligor, or any Affiliate Subsidiary or any Parent of the Company, any Affiliate Proceeds Loan Obligor, or any Affiliate Subsidiary held by Persons other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans);

(3) to purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than (x) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement or (y) Indebtedness permitted under Section 4.09(c)(2)); or

(4) to make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through clause (4) above is referred to herein as a “Restricted Payment”), if at the time the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary makes such Restricted Payment:

(A) in the case of a Restricted Payment other than a Restricted Investment, an Event of Default shall have occurred and be continuing (or would result therefrom); or

(B) except in the case of a Restricted Investment, if such Restricted Payment is made in reliance on Section 4.07(b)(C)(i), the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries are not able to Incur an additional $1.00 of Pari Passu Indebtedness pursuant to Section 4.09(b)(2) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to April 1, 2015 and not returned or rescinded (excluding all Restricted Payments permitted by Section 4.07(c) would exceed the sum of:

(i)	an amount equal to 100% of the Consolidated EBITDA for the period beginning on the first day of the first full fiscal quarter commencing prior to April 1, 2015 to the end of the Reporting Entity’s most recently ended full fiscal quarter ending prior to the date of such Restricted Payment for which internal Consolidated financial statements of the Reporting Entity are available, taken as a single accounting period, less the product of 1.4 times the Consolidated Interest Expense for such period;

(ii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Company or any Affiliate Proceeds Loan Obligor from the issue or sale of its Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans or other capital contributions subsequent to April 1, 2015 (other than (A) Net Cash Proceeds received from an issuance or sale of such Capital Stock to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (B) Excluded Contributions, (C) Net Cash Proceeds, or other property or assets, if any, received by the Company as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend or (D) any property received in connection with Section 4.07(c)(26);

(iii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the issuance or sale (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary subsequent to April 1, 2015 of any Indebtedness that has been converted into or exchanged for Capital Stock of the Company, or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock) or Subordinated Shareholder Loans;

(iv)	the amount equal to the net reduction in Restricted Investments made by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries subsequent to April 1, 2015, resulting from:

(A)	repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(B)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued, in each case, as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (C)(iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included in Consolidated EBITDA for the purposes of clause (C)(i) to the extent that it is (at the Company’s option) included under this clause (C)(iv);

(v)	without duplication of amounts included in clause (C)(iv) above, the amount by which Indebtedness of the Company or any Affiliate Proceeds Loan Obligor is reduced on the Company’s or any Affiliate Proceeds Loan Obligor’s Consolidated balance sheet, as applicable, upon the conversion or exchange of any Indebtedness of the Company or any Affiliate Proceeds Loan Obligor issued after April 1, 2015, which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company or any Affiliate Proceeds Loan Obligor, as applicable, held by Persons not including the Company or any Affiliate Proceeds Loan Obligor or any of their Restricted Subsidiaries, as applicable (less the amount of any cash or the fair market value of other property or assets distributed by the Company or any Affiliate Proceeds Loan Obligor upon such conversion or exchange); and

(vi)	100% of the Net Cash Proceeds and the fair market value of marketable securities, or other property or assets, received by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries in connection with: (A) the sale or other disposition (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company or of any Affiliate Proceeds Loan Obligor for the benefit of its employees to the extent funded by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary; and (B) any dividend or distribution made by an Unrestricted Subsidiary to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided, however, that no amount will be included in Consolidated Net Income for the purposes of clause (C)(i) above to the extent that it is (at the Company’s option) included under this clause (vi).

The fair market value of property or assets other than cash for, purposes of this Section 4.07, shall be the fair market value thereof as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor.

(c) Section 4.07(b) will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Subordinated Shareholder Loans or Subordinated Obligations of the Company or any Affiliate Proceeds Loan Obligor made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the sale or issuance within 90 days of Subordinated Shareholder Loans, or Capital Stock of the Company or any Affiliate Proceeds Loan Obligor (other than Disqualified Stock or Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), or a substantially concurrent capital contribution to the Company or any Affiliate Proceeds Loan Obligor; provided, however, that the Net Cash Proceeds from such sale or issuance of Capital Stock or Subordinated Shareholder Loans or from such capital contribution will be excluded from clause (C)(ii) of Section 4.07(b);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary that is permitted or otherwise not prohibited to be Incurred pursuant to Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Disqualified Stock of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, that, in each case, is permitted or not otherwise prohibited to be Incurred under Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(5) the purchase, repurchase, defeasance, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or any parent of the Company or any Affiliate Proceeds Loan Obligor held by any existing or former employees or management of the Company, any Affiliate Proceeds Loan Obligor or any Subsidiary of the Company or of any Affiliate Proceeds Loan Obligor or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (5) will not exceed an amount equal to $10.0 million in the aggregate during any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of, or otherwise not prohibited to be Incurred pursuant to, Section 4.09;

(7) purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(8) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation:

(A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control;

(B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to those of Section 3.11 and Section 4.10;

provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Issuer has made (or has caused to be made) the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in Section 3.11, Section 4.10 or Section 4.14, as the case may be, with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; or

(C) (i) consisting of Acquired Indebtedness (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was designated an Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary or was otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(9) dividends, loans, advances or distributions to any Parent or other payments by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in amounts equal to:

(A) the amounts required for any Parent to pay Parent Expenses;

(B) the amounts required for any Parent to pay Public Offering Expenses or fees and expenses related to any other equity or debt offering of such Parent that are directly attributable to the operation of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries;

(C) the amounts required for any Parent to pay Related Taxes or, without duplication, pursuant to any tax sharing agreement or arrangement between or among the Ultimate Parent, the Issuer, any Affiliate Proceeds Loan Obligor or any other Person or a Restricted Subsidiary; and

(D) amounts constituting payments satisfying the requirements of clauses (11), (12) and (23) of Section 4.11(b);

(10) Restricted Payments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments in exchange for or using as consideration Investments previously made under this clause (10);

(11) payments by the Company or any Affiliate Proceeds Loan Obligor, or loans, advances, dividends or distributions to any Parent to make payments to holders of Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Parent in lieu of the issuance of fractional shares of such Capital Stock;

(12) Restricted Payments in relation to any tax losses received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the Ultimate Parent or any of its Subsidiaries (other than Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary); provided that (i) such Restricted Payments shall only be made in relation to such tax losses in an amount equal to the amount of tax that would have otherwise been required to be paid by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary if those tax losses were not so received and such payment shall only be made in the tax year in which such losses are utilized by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or (ii) such payments shall only be made in relation to such tax losses in an amount not exceeding, in any financial year, the greater of $150.0 million and 2.0% of Total Assets (with any unused amounts in any financial year being carried over to the next succeeding financial year);

(13) so long as no Default or Event of Default of the type specified in clauses (1) or (2) under Section 6.01(a) has occurred and is continuing, any Restricted Payment to the extent that, after giving pro forma effect to any such Restricted Payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(14) Restricted Payments in an aggregate amount at any time outstanding, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed the greatest of (A) $250.0 million and (B) 5.0% of Total Assets, and (C) 0.25 multiplied by the Pro forma EBITDA of the Company and its Restricted Subsidiaries for the Test Period, in the aggregate in any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(15) [Reserved]

(16) Restricted Payments for the purpose of making corresponding payments on:

(A) (i) the 2019 Sterling Bonds; and (ii) any New Senior Notes (in an aggregate principal amount Incurred to refund, refinance, replace, exchange, repay or extend the Existing Senior Notes, together with the aggregate amount of fees, discounts, premiums and other costs and expenses Incurred in connection therewith);

(B) any Indebtedness of a Parent; provided that, in the case of this clause (B), (i) on the date of Incurrence of such Indebtedness by a Parent and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio, calculated for the purposes of this clause (16) as if such Indebtedness of such Parent were being incurred by the Company or any Affiliate Proceeds Loan Obligor, would not exceed 5.00 to 1.00 or (ii) such Indebtedness of a Parent is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary pursuant to Section 4.09(c)(15);

(C) any Indebtedness of a Parent, to the extent that such Indebtedness is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary pursuant to a guarantee otherwise permitted to be Incurred under this Indenture;

(D) any Indebtedness of a Parent (i) the net proceeds of which are or were used in the prepayment, repayment, redemption, defeasance, retirement or purchase of the CWC Credit Facilities, the Notes or other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, in whole or in part, or (ii) the net proceeds of which are or were contributed to or otherwise loaned or transferred to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, or (iii) which is otherwise Incurred for the benefit of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary,

and, in each case of clause (A), clause (B), clause (C) and clause (D), any Refinancing Indebtedness in respect thereof;

(17) the distribution, as a dividend or otherwise, of shares of Capital Stock of or, Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(18) following a Public Offering of the Company, any Affiliate Proceeds Loan Obligor or any Parent, the declaration and payment by the Company, any Affiliate Proceeds Loan Obligor or such Parent, or the making of any cash payments, advances, loans, dividends or distributions to any Parent to pay, dividends or distributions on the Capital Stock, common stock or common equity interests of the Company, any Affiliate Proceeds Loan Obligor or any Parent; provided that the aggregate amount of all such dividends or distributions under this clause (18) shall not exceed in any fiscal year the greater of (A) 6.0% of the Net Cash Proceeds received from such Public Offering or subsequent Equity Offering by the Company or any Affiliate Proceeds Loan Obligor or Parent or contributed to the capital of the Company or any Affiliate Proceeds Loan Obligor by any Parent in any form other than Indebtedness or Excluded Contributions and (B) following the Initial Public Offering, an amount equal to the greater of (i) 7.0% of the Market Capitalization and (ii) 7.0% of the IPO Market Capitalization, provided that after giving pro forma effect to the payment of any such dividend or making of any such distribution, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(19) after the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, distributions (including by way of dividend) consisting of cash, Capital Stock or property or other assets of such Unrestricted Subsidiary that in each case is held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; provided, however, that (A) such distribution or disposition shall include the concurrent transfer of all liabilities (contingent or otherwise) attributable to the property or other assets being transferred; (B) any property or other assets received from any Unrestricted Subsidiary (other than Capital Stock issued by any Unrestricted Subsidiary) may be transferred by way of distribution or disposition pursuant to this clause (19) only if such property or other assets, together with all related liabilities, is so transferred in a transaction that is substantially concurrent with the receipt of the proceeds of such distribution or disposition by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary; and (C) such distribution or disposition shall not, after giving effect to any related agreements, result nor be likely to result in any material liability, tax or other adverse consequences to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries on a Consolidated basis; provided further, however, that proceeds from the disposition of any cash, Capital Stock or property or other assets of an Unrestricted Subsidiary that are so distributed will not increase the amount of Restricted Payments permitted under Section 4.07(b)(C)(iv);

(20) [Reserved];

(21) any Business Division Transaction, provided that after giving pro forma effect thereto, the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(b)(2);

(22) any Restricted Payment reasonably necessary to consummate the 2016 Transactions and the Group Refinancing Transactions;

(23) distributions or payments of Receivables Fees and purchases of Receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction;

(24) [Reserved];

(25) [Reserved];

(26) Restricted Payments to finance Investments or other acquisitions by a Parent or any Affiliate (other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) which would otherwise be permitted to be made pursuant to this Section 4.07 if made by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided, that (i) such Restricted Payment shall be made within 120 days of the closing of such Investment or other acquisition, (ii) such Parent or Affiliate shall, prior to or promptly following the date such Restricted Payment is made, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (in a manner not prohibited by Section 5.01 and Section 5.02) in order to consummate such Investment or other acquisition, (iii) such Parent or Affiliate receives no consideration or other payment in connection with such transaction except to the extent the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Section 4.07 and (iv) any property received in connection with such transaction shall not constitute an Excluded Contribution up to the amount of such Restricted Payment made under this clause (26).

(27) any Restricted Payment from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to a Parent or any other Subsidiary of a Parent which is not a Restricted Subsidiary; provided that such Subsidiary advances the proceeds of any such Restricted Payment to the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary, as applicable, within three days of receipt thereof and that such Restricted Payments do not exceed an amount equal to 10.0% of Total Assets at any one time;

(28) distributions (including by way of dividend) to a Parent consisting of cash, Capital Stock or property or other assets of a Restricted Subsidiary that is in each case held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary for the sole purpose of transferring such cash, Capital Stock or property or other assets to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; and

(29) Restricted Payments reasonably required to consummate any Permitted Financing Action or any Post-Closing Reorganization.

(d) For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories described in Section 4.07(c)(1) through Section 4.07(c)(29), or is permitted pursuant to Section 4.07(b) or the definition of “Permitted Investments”, the Company and any Affiliate Proceeds Loan Obligor will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07 or the definition of “Permitted Investments”.

(e) The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount.

Section 4.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries

(a) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any Restricted Subsidiary (other than the Proceeds Loan Borrower, any Affiliate Proceeds Loan Obligor and the Affiliate Subsidiaries) to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Issuer, any Affiliate Proceeds Loan Obligor and the Affiliate Subsidiaries) to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(2) make any loans or advances to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary to other Indebtedness Incurred by the Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 4.08(a) will not prohibit:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date, including, without limitation, this Indenture, the 2019 Sterling Bonds Trust Deed, the Existing Senior Notes Indenture, the Columbus Senior Notes Indenture, the CWC Credit Agreement, the Existing Intercreditor Agreement, the Covenant Agreement, the Proceeds Loan Agreement, and any related documentation (including the security documents securing the Indebtedness under the CWC Credit Agreement and the guarantees thereof), in each case, as in effect on the Issue Date;

(2) any encumbrance or restriction pursuant to an agreement or instrument of a Person relating to any Capital Stock or Indebtedness of a Person, Incurred on or before the date on which such Person was acquired by or merged or consolidated with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, or on which such agreement or instrument is assumed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or was merged or consolidated with or into the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or in contemplation of such transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of the Company, any Affiliate Proceeds Loan Obligor or any other Restricted Subsidiary other than the assets and property so acquired and provided, further, that for the purposes of this clause (2), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary when such Person becomes the Successor Company;

(3) any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3)

or contained in any amendment, supplement, restatement or other modification to an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3); provided, however, that the encumbrances and restrictions, taken as a whole, with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clause (1) or clause (2) of this Section 4.08(b) (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor);

(4) in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B) contained in Liens permitted under this Indenture securing Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(C) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or

(D) contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(5) any encumbrance or restriction pursuant to (A) Purchase Money Obligations for property acquired in the ordinary course of business or (B) Capitalized Lease Obligations permitted under this Indenture, in each case that either (i) impose encumbrances or restrictions of the nature described in Section 4.08(a)(3) on the property so acquired or (ii) are customary in connection with Purchase Money Obligations, Capitalized Lease Obligations and mortgage financings for property acquired in the ordinary course of business;

(6) any encumbrance or restriction arising in connection with, or any contractual requirement incurred with respect to, any Purchase Money Note, other Indebtedness or a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor, are necessary to effect such Qualified Receivables Transaction;

(7) any encumbrance or restriction (A) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement (or option to enter into such contract) entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition or (B) arising by reason of contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale and disposition of all or substantially all assets of such Subsidiary or conditions imposed by governmental authorities or otherwise resulting from dispositions required by governmental authorities;

(8) (A) customary provisions in leases, asset sale agreements, joint venture agreements and other agreements and instruments entered into by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in the ordinary course of business or (B) in the case of a Subsidiary that is not a Wholly-Owned Subsidiary, encumbrances, restrictions and conditions imposed by its organizational documents or any related shareholders, joint venture or other agreements (including restrictions on the payment of dividends or other distributions);

(9) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, governmental license, order, concession, franchise, or permit or required by any regulatory authority;

(10) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction pursuant to Currency Agreements, Commodity Agreements or Interest Rate Agreements;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Issue Date pursuant to the provisions of Section 4.09 if (A) the encumbrances and restrictions taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in this Indenture, the Existing Intercreditor Agreement, the Covenant Agreement, the Proceeds Loan Agreement, and any related documentation, in each case, as in effect on the Issue Date (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) or (B) such encumbrances and restrictions taken as a whole are customary in comparable financings (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor) and, in each case, either (i) the Company or any Affiliate Proceeds Loan Obligor reasonably believes that such encumbrances and restrictions will not materially affect the Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (ii) such encumbrances and restrictions apply only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness.

(13) any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; and

(14) any encumbrance or restriction pursuant to the New Intercreditor Agreement or an agreement or instrument entered into in connection with the Group Refinancing Transactions (including, without limitation, any indenture governing the New Senior Notes).

Section 4.09 Limitation on Indebtedness

(a) The Issuer will not Incur any Indebtedness (including Acquired Indebtedness) other than (1) the Notes (including Additional Notes), (2) Additional Issuer Debt and (3) Indebtedness represented by the Note Security Documents; provided, however that the proceeds of each Incurrence of Additional Notes or Additional Issuer Debt are loaned by the Issuer to one or more Proceeds Loan Obligors as a proceeds loan under the Proceeds Loan Agreement (each, an “Additional Proceeds Loan”) and the relevant Proceeds Loan Obligor is permitted to Incur the Additional Proceeds Loan under the terms of this covenant.

(b) The Company, and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that

(1) any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, (A) the Consolidated Net Leverage Ratio (excluding for the purposes of this clause (1)(A) only, outstanding Indebtedness of the Company and any Affiliate Proceeds Loan Obligor as set forth in the definition of Consolidated Net Leverage Ratio) would not exceed 5.00 to 1.00 and (B) the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00; and

(2) the Company and/or the Affiliate Proceeds Loan Obligor may Incur Pari Passu Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(c) Section 4.09(b) will not prohibit the Incurrence of the following Indebtedness:

(1) Pari Passu Indebtedness of the Company and any Affiliate Proceeds Loan Obligor and Indebtedness of any of the Restricted Subsidiaries under Credit Facilities, and any Refinancing Indebtedness in respect thereof, in the aggregate principal amount at any one time outstanding not to exceed:

(A) an amount equal to the greater of (i) (x) $2,450.0 million plus (y) the amount of any Credit Facilities Incurred under Section 4.09(b)(2) or any other provision of this Section 4.09(c) to acquire any property, other assets or shares of Capital Stock of a Person and (y) 10.0% of Total Assets, plus

(B) any accrual or accretion of interest that increases the principal amount of Indebtedness under Credit Facilities plus;

(C) in the case of any refinancing of any Indebtedness permitted under clause (1) of this Section 4.09(c) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2) Indebtedness of the Company, or any Affiliate Proceeds Loan Obligor owing to and held by any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than a Receivables Entity); provided, however, that:

(A) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity); and

(B) any sale or other transfer of any such Indebtedness to a Person other than the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (other than a Receivables Entity),

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, not permitted by this Section 4.09(c)(2);

(3) (A) Indebtedness represented by the Proceeds Loans (other than any Additional Proceeds Loan issued after the Issue Date); (B) Indebtedness of the Proceeds Loan Guarantors represented by the Proceeds Loan Guarantees; (C) Indebtedness represented by the 2019 Sterling Bonds and the related guarantees thereof; (D) Indebtedness under the Existing Senior Notes and the related guarantees thereof; and (E) Indebtedness represented by the Proceeds Loan Collateral Documents;

(4) any Indebtedness (other than the Indebtedness described in clauses (1), (2) and (3) of this Section 4.09(c)) outstanding on the Issue Date (after giving pro forma effect to the use of proceeds from the Proceeds Loan);

(5) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clauses (3), (4), (5), (6), (8), (14), (15), (18), (20), (22) or (25) of this Section 4.09(c) or Incurred pursuant to Section 4.09(b);

(6) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary Incurred after the Issue Date (A) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or was designated any Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary; (B) Incurred to provide all or a portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or an Affiliate Proceeds Loan Obligor or was otherwise acquired by the Company, an Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, or such Person was designated as any Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary or (C) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary); provided, however, that with respect to clauses (A) and (B) of this Section 4.09(c)(6) only, immediately following the consummation of the acquisition of such Restricted Subsidiary by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or such other transaction, (i) the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(b)(2) after giving pro forma effect to the relevant acquisition or other transaction and the Incurrence of such Indebtedness pursuant to this Section 4.09(c)(6) or (ii) the Consolidated Net Leverage Ratio would not be greater than immediately prior to such acquisition or such other transaction;

(7) Indebtedness under Currency Agreements, Commodity Agreements and Interest Rate Agreements entered into for bona fide hedging purposes of (A) the Company, any Affiliate Proceeds Loan Obligor or the Restricted Subsidiaries and (B) C&W Communications and its Subsidiaries and, following an Affiliate Proceeds Loan Obligor Accession, C&W Parent and its Subsidiaries, in each case, and not for speculative purposes (as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor);

(8) Indebtedness consisting of (A) mortgage financings, asset backed financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or (B) Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, development, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, and any Refinancing Indebtedness which refinances, replaces or refunds such Indebtedness, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8) will not exceed the greater of (i) $200.0 million and (ii) 3.0% of Total Assets at any time outstanding so long as such Indebtedness exists on the date of, or commissioning of, or contracting for, such purchase, design, development, construction, installation or improvement, or is created within 270 days thereafter;

(9) Indebtedness in respect of (A) worker’s compensation claims, casualty or liability insurance, self-insurance obligations, performance (including insurance policies), bid, indemnity, surety, judgment, appeal, completion, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business consistent with past practice or industry practice or in respect of any government requirement, including but not limited to, those Incurred to secure health, safety and environmental obligations or rental obligations, (B) letters of credit, bankers’ acceptances, guarantees or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to letters of credit or similar instruments in respect of casualty or liability insurance, self-insurance, unemployment insurance, worker’s compensation obligations, health disability or other benefits, the CFA, pensions-related obligations and other social security laws, (C) the financing of insurance premiums or take-or-pay obligations contained in supply agreements in each case, in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(10) Indebtedness Incurred constituting reimbursement obligations with respect to letters of credit issued and bank guarantees in the ordinary course of business provided to lessors of real property or otherwise in connection with the leasing of real property and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses in respect of any government requirement, or other Indebtedness with respect to reimbursement type obligations regarding the foregoing; provided, however, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence

(11) Indebtedness arising from agreements of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary providing for indemnification, guarantees or obligations in respect of earn-outs or adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the fair market value of non-cash proceeds) actually received (in the case of dispositions) or paid (in the case of acquisitions) by the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries in connection with such disposition or acquisition, as applicable;

(12) Indebtedness arising from (i) Bank Products and (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that in the case of this clause (12)(ii) such Indebtedness is extinguished within thirty Business Days of Incurrence;

(13) guarantees by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (other than of any Indebtedness Incurred by the Company, any Affiliate Proceeds Loan Obligor or Restricted Subsidiary in violation of this Section 4.09); provided, however, that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or any Proceeds Loan Guarantee, then such guarantee shall be subordinated substantially to the same extent as the relevant Indebtedness guaranteed;

(14) Indebtedness Incurred by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary after the Issue Date to provide all or a portion of the funds utilized to consummate the acquisition by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary of any Non-Controlling Interests in an aggregate principal amount at any time outstanding not to exceed 4.0x Pro forma Non-Controlling Interest EBITDA for the Test Period;

(15) Pari Passu Indebtedness of the Company and any Affiliate Proceeds Loan Obligor and Indebtedness of any Restricted Subsidiary Incurred pursuant to any guarantees of Indebtedness of any Parent; provided that for purposes of this clause (15): (i) on the date of such Incurrence and after giving effect thereto on a pro forma basis the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00 (for the avoidance of doubt, outstanding Indebtedness for the purpose of calculating the Consolidated Net Leverage Ratio under this clause (15) shall include any Indebtedness represented by guarantees by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries of Indebtedness of any Parent) and (ii) such guarantees shall be subordinated in right of payment to the Notes and the Proceeds Loan Guarantees pursuant to the terms of the applicable Intercreditor Agreement;

(16) Subordinated Shareholder Loans;

(17) Indebtedness (including any Refinancing Indebtedness in respect thereof) of any Restricted Subsidiary under any local Credit Facility in an amount not to exceed the greater of (A) $200.0 million and (B) 3.0% of Total Assets

(18) Pari Passu Indebtedness of the Company or any Affiliate Proceeds Loan Obligor and Indebtedness of any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Company or any Affiliate Proceeds Loan Obligor from the issuance or sale (other than to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary) of Subordinated Shareholder Loans or its Capital Stock or otherwise contributed to the equity of the Company, or any Affiliate Proceeds Loan Obligor, in each case, subsequent to April 1, 2015 (and in each case, other than through the issuance of Disqualified Stock, Preferred Stock or an Excluded Contribution); provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary Incurs Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this Section 4.09(c)(18) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary makes a Restricted Payment under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) in reliance thereon, provided, further, that any Net Cash Proceeds so received that were subsequently used to fund the Special Dividend shall not be taken into account for the purposes of this clause (18);

(19) Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary relating to any VAT liabilities or deferral of PAYE taxes with the agreement of the U.K. HM Revenue and Customs (including guarantees by a Restricted Subsidiary in favor of the U.K. HM Revenue and Customs in connection with the U.K. tax liability of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary (including, without limitation, any VAT liabilities));

(20) Indebtedness with Affiliates reasonably necessary to effect or consummate (i) the 2016 Transactions, (ii) the Group Refinancing Transactions, or (iii) any Post-Closing Reorganization;

(21) (i) Indebtedness arising under (a) any arrangements to fund a production where such funding is only repayable from the distribution revenues of that production or (b) Production Facilities provided that the aggregate amount of Indebtedness under all Production Facilities incurred pursuant to this clause (b) does not exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any time outstanding; and (ii) any Refinancing Indebtedness of any Indebtedness Incurred under clause (i);

(22) Indebtedness arising under borrowing facilities provided by a special purpose vehicle notes issuer to the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with the issuance of notes or other similar debt securities intended to be supported primarily by the payment obligations of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in connection with any vendor financing platform;

(23) [Reserved];

(24) Indebtedness pursuant to any Permitted Financing Action and any Refinancing Indebtedness in respect thereof; and

(25) in addition to the items referred to in clauses (1) through (24) of this Section 4.09(c), Pari Passu Indebtedness of the Company or any Affiliate Proceeds Loan Obligor and Indebtedness of any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (25) of Section 4.09(c) and then outstanding, will not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets at any time outstanding.

(d) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(b) and Section 4.09(c), the Company, in its sole discretion, will classify such item of Indebtedness on the date of its Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses of Section 4.09(b) or Section 4.09(c) and will be permitted on the date of such Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.09(b) and Section 4.09(c), and, from time to time, may reclassify all or a portion of such Indebtedness, in any manner that complies with this Section 4.09; provided, however, that the CWC Initial Revolving Credit Commitments under the CWC Credit Agreement shall be deemed to have been Incurred under Section 4.09(c)(1) and cannot be reclassified;

(2) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to Section 4.09(b) or Section 4.09(c)(1), Section 4.09(c)(17), Section 4.09(c)(18), Section 4.09(c)(21) or Section 4.09(c)(25) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or any Affiliate Proceeds Loan Obligor, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(e) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness, Preferred Stock or Disqualified Stock and increases in the amount of Indebtedness due to a change in accounting principles will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (2) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(f) If at any time an Unrestricted Subsidiary becomes an Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, any Indebtedness of such Unrestricted Subsidiary shall be deemed to be Incurred by an Affiliate Proceeds Loan Obligor or a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this covenant, the Issuer shall be in Default of this covenant).

(g) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be (1) calculated by the Company based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed or first Incurred (whichever yields the lower Dollar Equivalent), in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) if and for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such Indebtedness is denominated covering principal and interest on such Indebtedness, the swapped rate of such Indebtedness (if swapped into U.S. dollars) as of the date of the applicable swap. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(h) For purposes of determining compliance with (1) Section 4.09(b) and (2) any other provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency (if such Indebtedness has not been swapped into U.S. dollars, or if such Indebtedness has been swapped into a currency other than U.S. dollars) shall be calculated by the Company using the same weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for calculating the Dollar Equivalent of Consolidated EBITDA denominated in the same currency as the currency in which such Indebtedness is denominated or into which it has been swapped.

Section 4.10 Limitation on Sales of Assets and Subsidiary Stock

(a) The Issuer will not, directly or indirectly, consummate any Issuer Asset Sale.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, make any Asset Disposition unless:

(1) the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined conclusively in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) unless the Asset Disposition is a Permitted Asset Swap, at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be:

(A) to the extent the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Company, the Issuer (including the Notes), any Affiliate Proceeds Loan Obligor or a Proceeds Loan Guarantor or Indebtedness of a Restricted Subsidiary other than a Proceeds Loan Guarantor (in each case other than Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or an Affiliate of the Company, the Issuer or any Affiliate Proceeds Loan Obligor) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) (except in the case of any revolving Indebtedness) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(B) to the extent the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary elects to invest in or commit to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive agreement or a commitment approved by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 6 months of such 365th day;

provided that pending the final application of any such Net Available Cash in accordance with clause (A) or clause (B) of this Section 4.10(b)(3), the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture.

(c) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied as provided in Section 4.10(b) will be deemed to constitute “Excess Proceeds”. On the 366th day (or the 546th day, in the case of any Net Available Cash committed to be used pursuant to a definitive binding agreement or commitment approved by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor pursuant to Section 4.10(b)(3)(B)) after an Asset Disposition (or at such earlier date that the Company or any Affiliate Proceeds Loan Obligor may elect), if the aggregate amount of Excess Proceeds exceeds $250.0 million, the Issuer will be required to make an Asset Disposition Offer in accordance with Section 3.11.

For the purposes of this Section 4.10, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations) of the Company, any Affiliate Proceeds Loan Obligor, the Issuer or any Proceeds Loan Obligor or Indebtedness of a Restricted Subsidiary that is not a Proceeds Loan Guarantor and the release of the Company, any Affiliate Proceeds Loan Obligor, the Issuer, such Proceeds Loan Obligor or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with Section 4.10(b)(3)(A);

(2) securities, notes or other obligations received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary from the transferee that are convertible by the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company, any Affiliate Proceeds Loan Obligor and each Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(5) any Designated Non-Cash Consideration received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value not to exceed 25.0% of the consideration from such Asset Disposition (excluding any consideration received from such Asset Disposition in accordance with clauses (1) to (4) of this Section 4.10(c)) (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6) in addition to any Designated Non-Cash Consideration received pursuant to clause (5) of this Section 4.10(c), any Designated Non-Cash Consideration received by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) that is at that time outstanding, not to exceed the greater of $250.0 million and 5.0% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(7) consideration consisting of securities or obligations issued, insured or unconditionally guaranteed by a government (or any agency or instrumentality thereof) of a country where the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary is organized or located.

(d) The Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer or any Affiliate Proceeds Loan Obligor, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Section 4.11 Limitation on Affiliate Transactions

(a) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or any Affiliate Proceeds Loan Obligor (an “Affiliate Transaction”) involving aggregate consideration in excess of $50.0 million for such Affiliate Transactions in any fiscal year, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable, taken as a whole, to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary has conclusively determined in good faith to be fair to the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary); and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $100.0 million, the terms of such transaction have been approved by either (i) a majority of the members of the Board of Directors or (ii) the senior management of the Company, any Affiliate Proceeds Loan Obligor or such Restricted Subsidiary, as applicable.

(b) Section 4.11(a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Company, any Affiliate Proceeds Loan Obligor, any Restricted Subsidiary or any

Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultant plans (including, without limitation, valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees or directors or consultants, in each case in the ordinary course of business;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary but in any event not to exceed $10.0 million in the aggregate amount outstanding at any one time with respect to all loans or advances made since the Issue Date;

(4) (A) any transaction between or among the Company, any Affiliate Proceeds Loan Obligor and a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction) or between or among Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary in connection with such transaction); and (B) any guarantees issued by the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary for the benefit of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction), as the case may be, in accordance with Section 4.09;

(5) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which, taken as a whole, are fair to the Company, any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary, as applicable, or are on terms not materially less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(6) loans or advances to any Affiliate of the Company or any Affiliate Proceeds Loan Obligor by the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, provided that the terms of such loan or advance are fair to the Company or any Affiliate Proceeds Loan Obligor or the relevant Restricted Subsidiary, as the case may be, or are on terms not materially less favorable than those that could reasonably have been obtained from an unaffiliated party;

(7) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors, executives or officers of any Parent, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary;

(8) the performance of obligations of the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries under (A) the terms of any agreement to which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries is a party as of or on the Issue Date or (B) any agreement entered into after the Issue Date on substantially similar terms to an agreement under clause (A) of this Section 4.11(b)(8), in each case, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any such agreement or amendment, modification, supplement, extension or renewal to such agreement, in each case, entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous to the Holders of the Notes than the terms of the agreements in effect on the Issue Date;

(9) any transaction with (i) a Receivables Entity effected as part of a Qualified Receivables Transaction, acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction and other Investments in Receivables Entities consisting of cash or Securitization Obligations or (ii) with an Affiliate in respect of Non-Recourse Indebtedness;

(10) the issuance of Capital Stock or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Company, or any Affiliate Proceeds Loan Obligor to any Affiliate of the Company or any Affiliate Proceeds Loan Obligor;

(11) the payment to any Permitted Holder of all reasonable expenses Incurred by any Permitted Holder in connection with its direct or indirect investment in the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries and unpaid amounts accrued for prior periods;

(12) the payment to any Parent or Permitted Holder (1) of Management Fees (A) on a bona fide arm’s-length basis in the ordinary course of business or (B) of up to the greater of $35.0 million and 0.5% of Total Assets in any calendar year, (2) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation in connection with loans, capital market transactions, hedging and other derivative transactions, acquisitions or divestitures or (3) of Parent Expenses;

(13) guarantees of indebtedness, hedging and other derivative transactions and other obligations not otherwise prohibited under this Indenture;

(14) if not otherwise prohibited under this Indenture, the issuance of Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans (including the payment of cash interest thereon; provided that, after giving pro forma effect to any such cash interest payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00) of the Company, or any Affiliate Proceeds Loan Obligor to any Parent of the Company or any Affiliate Proceeds Loan Obligor or any Permitted Holder;

(15) arrangements with customers, clients, suppliers, contractors, lessors or sellers of goods or services that are negotiated with an Affiliate, in each case, which are otherwise in compliance with the terms of this Indenture; provided that the terms and conditions of any such transaction or agreement as applicable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, taken as a whole are fair to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries and are on terms not materially less favorable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries than those that could have reasonably been obtained in respect of an analogous transaction or agreement that would not constitute an Affiliate Transaction;

(16) (A) transactions with Affiliates in their capacity as holders of indebtedness or Capital Stock of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness or Capital Stock generally, and (B) transactions with Affiliates in their capacity as borrowers of indebtedness from the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness generally;

(17) any tax sharing agreement or arrangement and payments pursuant thereto between or among the Ultimate Parent, the Company, any Affiliate Proceeds Loan Obligor or any other Person or a Restricted Subsidiary not otherwise prohibited by this Indenture and any payments or other transactions pursuant to a tax sharing agreement or arrangement between the Company, any Affiliate Proceeds Loan Obligor and any other Person or a Restricted Subsidiary and any other Person with which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries files a consolidated tax return or with which the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries is part of a group for tax purposes (including a fiscal unity) or any tax advantageous group contribution made pursuant to applicable legislation;

(18) transactions relating to the provision of Intra-Group Services in the ordinary course of business;

(19) the 2015 Columbus Carve-Out and related transactions;

(20) [Reserved];

(21) the 2016 Transactions;

(22) any transaction reasonably necessary to effect the Post-Closing Reorganization and/or a Spin-Off;

(23) any transaction in the ordinary course of business between or among the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and any Affiliate of the Company, or any Affiliate Proceeds Loan Obligor that is an Unrestricted Subsidiary or a joint venture or similar entity (including a Permitted Joint Venture) that would constitute an Affiliate Transaction solely because the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary owns an equity interest in or otherwise controls such Unrestricted Subsidiary, joint venture or similar entity;

(24) commercial contracts entered into in the ordinary course of business between an Affiliate of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary that are on arm’s length terms or on a basis that senior management of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary reasonably believes allocates costs fairly;

(25) transactions between the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary and a Parent and/or an Affiliate, in each case, to effect or facilitate the transfer of any property or asset from the Company, any Affiliate Proceeds Loan Obligor and/or any Restricted Subsidiary to another Restricted Subsidiary, any Affiliate Proceeds Loan Obligor and/or the Company, as applicable;

(26) any Permitted Financing Action; and

(27) any transaction reasonably necessary to effect the Group Refinancing Transactions, the CWC Assumption and the Proceeds Loan Borrower Change.

Section 4.12 Limitation on Liens

(a) The Issuer will not, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Issuer Liens) upon any of its property or assets, whether owned on the date of this Indenture or acquired after that date.

(b) The Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), unless, contemporaneously with the Incurrence of such Initial Lien effective provision is made to secure the Indebtedness due under this Indenture and the Notes or, in respect of Liens on any Proceeds Loan Guarantor’s property or assets, such Proceeds Loan Guarantor’s Proceeds Loan Guarantee, equally and ratably with (or prior to, in the case of Liens with respect to Subordinated Obligations of the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, as the case may be) the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured.

(c) Any such Lien created pursuant to Section 4.12(b) in favor of the Holders of the Notes will be automatically and unconditionally released and discharged upon (1) the release and discharge of the Initial Lien to which it relates, or (2) in accordance with Section 11.02 or Section 11.04, as applicable.

(d) Notwithstanding the foregoing, the Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any Proceeds Loan Collateral other than Permitted Collateral Liens.

(e) For purposes of determining compliance with this Section 4.12, (1) a Lien need not be Incurred solely by reference to one category of Permitted Liens or Permitted Collateral Liens, as applicable, but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (2) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens or Permitted Collateral Liens, as applicable, the Company or any Proceeds Loan Obligor shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this Section 4.12 and the definition of “Permitted Liens” or “Permitted Collateral Liens”, as applicable.

(f) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference, any fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection therewith and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Corporate Existence

Subject to Article 5, the Company and any Affiliate Proceeds Loan Obligor shall respectively do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Company, any Affiliate Proceeds Loan Obligor or any such Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Company, any Affiliate Proceeds Loan Obligor and their respective Subsidiaries; provided, however, that none of the Company, any Affiliate Proceeds Loan Obligor shall be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of their respective Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company, or any Affiliate Proceeds Loan Obligor and their respective Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

Section 4.14 Change of Control

(a) If a Change of Control shall occur at any time, the Issuer shall, pursuant to the procedures described in this Section 4.14, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of $200,000 and in integral multiples of $1,000 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date); provided, however, that the Issuer shall not be obliged to repurchase Notes as described in this Section 4.14 in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes pursuant to Section 3.07 or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any holder to below $200,000.

Unless the Issuer has unconditionally exercised its right to redeem all the Notes as described under Section 3.07 or all conditions to such redemption have been satisfied or waived, within 30 days of any Change of Control, or, at the Issuer’s option, at any time prior to a Change of Control following the public announcement thereof or if a definitive agreement is in place for the Change of Control, the Issuer shall notify the Trustee thereof and give written notice of such Change of Control to each Holder stating, to the extent relevant, among other things:

(1) that a Change of Control has occurred (or may occur) and the date (or expected date) of such event;

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase price and the purchase date which shall be fixed by the Issuer, the Company or an Affiliate Proceeds Loan Obligor on a Business Day no earlier than 10 days nor later than 60 days from the date such notice is mailed, or delivered, or such later date as is necessary to comply with requirements under the Exchange Act;

(4) that any Note not tendered will continue to accrue interest and unless the Issuer defaults in payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(5) certain other procedures that a Holder must follow to accept a Change of Control Offer or to withdraw such acceptance.

If and for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require, the Company will publish a public announcement with respect to the results of any Change of Control Offer in a leading newspaper of general circulation in the Channel Islands or, to the extent and in the manner permitted by such rules, post such notice on the official website of the International Stock Exchange.

The Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.14 (other than the obligation to make an offer pursuant to this Section 4.14), the Issuer will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Section 4.14 by virtue thereof.

(b) On the Change of Control Purchase Date, the Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent, prior to 10:00 a.m. London time an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee, the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Purchase Date) to each Holder properly tendered the Change of Control Purchase Price for such Notes, and the Authenticating Agent will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note in equal principal amount to any unpurchased portion of Notes surrendered, if any, to the Holder in global form or to each Holder of certificated Notes; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(c) Notwithstanding anything to the contrary in this Section 4.14, the Issuer shall not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.07, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(d) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Issuer, or any third party making a Change of Control Offer in lieu of the Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such Holders, the Issuer or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of the delivery of the notice for such redemption.

Section 4.15 Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Company and any Affiliate Proceeds Loan Obligor will not permit any Restricted Subsidiary (other than any Affiliate Proceeds Loan Obligor or a Proceeds Loan Guarantor) to, directly or indirectly, guarantee or otherwise become obligated under any Indebtedness of the Company or any Affiliate Proceeds Loan Obligor in an amount in excess of $50.0 million unless such Restricted Subsidiary is or becomes an Additional Proceeds Loan Guarantor on the date on which such other guarantee or Indebtedness is Incurred (or as soon as reasonably practicable thereafter); provided that:

(1) if such Restricted Subsidiary is not a Significant Subsidiary, such Restricted Subsidiary shall only be obligated to become an Additional Proceeds Loan Guarantor if such Indebtedness is Public Debt of the Company or any Affiliate Proceeds Loan Obligor;

(2) if the Indebtedness is pari passu in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall rank pari passu in right of payment to its Proceeds Loan Guarantee;

(3) if the Indebtedness is subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to its Proceeds Loan Guarantee substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes;

(4) an Additional Proceeds Loan Guarantor’s Proceeds Loan Guarantee may be limited in amount to the extent required by fraudulent conveyance, thin capitalization, corporate benefit, financial assistance or other similar laws (but, in such a case (A) each of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal limit and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant limit and (B) the relevant guarantee shall be given on an equal and ratable basis with the guarantee of any other Indebtedness giving rise to the obligation to guarantee the Notes); and

(5) for so long as it is not permissible under applicable law for a Restricted Subsidiary to become an Additional Proceeds Loan Guarantor, such Restricted Subsidiary need not become an Additional Proceeds Loan Guarantor (but, in such a case, each of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal prohibition precluding the giving of the guarantee and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant legal prohibition, and shall give such guarantee at such time (and to the extent) that it thereafter becomes permissible).

(b) Section 4.15(a) shall not apply to: (1) the granting by such Restricted Subsidiary of a Permitted Lien under circumstances which do not otherwise constitute the guarantee of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary; or (2) the guarantee by any Restricted Subsidiary of Indebtedness that refinances Indebtedness which benefited from a guarantee by any Restricted Subsidiary Incurred in compliance with Section 4.15 immediately prior to such refinancing.

(c) Notwithstanding anything herein to the contrary, the provisions of Section 4.15(a) shall not be applicable to any guarantee provided by a Restricted Subsidiary that existed at the time such person become a Restricted Subsidiary if such guarantee was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary.

(d) Notwithstanding the foregoing, any Additional Proceeds Loan Guarantee created pursuant to the provisions described in Section 4.15(a) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the occurrence of any events described in clauses (1) through (15) under Section 10.01.

Section 4.16 Payments for Consents

The Issuer, the Company and any Affiliate Proceeds Loan Obligor will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes, the Proceeds Loan Agreement, the Collateral Sharing Agreement or any Note Security Document unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 Impairment of Liens

(a) The Issuer shall not take or omit to take any action that would have the result of materially impairing any Lien in the Note Collateral granted under the Note Security Documents (it being understood, subject to the proviso below, that the Incurrence of Permitted Issuer Liens shall under no circumstances be deemed to materially impair any Lien in the Note Collateral granted under the Note Security Documents) for the benefit of the Trustee, the Security Trustee and the Holders of the Notes, and the Issuer shall not grant to any Person other than the Security Trustee, for the benefit of the Trustee, the Security Trustee and the Holders of the Notes and the other beneficiaries described in the Note Security Documents and the Collateral Sharing Agreement, any interest in any of the Note Collateral, except that (1) the Issuer may Incur Permitted Issuer Liens and (2) the Note Collateral may be discharged and released in accordance with this Indenture, the Note Security Documents and the Collateral Sharing Agreement; provided however, that, except with respect to any discharge or release of Note Collateral in accordance with this Indenture, the Note Security Documents or the Collateral Sharing Agreement, in connection with the Incurrence of Liens for the benefit of the Trustee, the Security Trustee and Holders of Notes, or the release or replacement of any Note Collateral in compliance with Section 11.02, no Note Security Document may be amended, extended, renewed, restated, supplemented or otherwise modified or replaced, except that, at the direction of the Issuer and without the consent of the Holders of the Notes, the Trustee and the Security Trustee may from time to time (subject to customary protections and indemnifications from the Company or any Affiliate Proceeds Loan Obligor) enter into one or more amendments to the Note Security Documents to: (A) cure any ambiguity, omission, manifest error, defect or inconsistency therein; (B) provide for Permitted Issuer Liens; (C) provide for the release of any Lien on any properties and assets constituting Note Collateral from the Lien of the Note Security Documents, provided that such release is followed by the substantially concurrent re-taking of a Lien of at least equivalent priority over the same properties and assets securing the Notes; and (D) make any other change that does not adversely affect the Holders of the Notes in any material respect, provided that, contemporaneously with any such action in clauses (B), (C) and (D), the Company or any Affiliate Proceeds Loan Obligor delivers to the Trustee and the Security Trustee either (i) a solvency opinion, in form and substance reasonably satisfactory to the Trustee and the Security Trustee, from an Independent Financial Advisor confirming the solvency of the Issuer and its Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, or (ii) a certificate from the responsible financial or accounting officer of the relevant grantor (acting in good faith) which confirms the solvency of the Person granting such Lien after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement or (iii) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee and the Security Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens created under the Note Security Documents, as applicable, so amended, extended, renewed, restated, supplemented, modified or replaced are valid and perfected (if such concept is applicable under the jurisdiction where such Lien is granted) Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement. In the event that the Issuer complies with the requirements of this covenant, the Trustee and the Security Trustee shall (subject to customary protections and indemnifications) consent to any such amendment, extension, renewal, restatement, supplement, modification or replacement without the need for instructions from Holders of the Notes.

(b) The Company and any Proceeds Loan Obligor shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing any Lien on the Proceeds Loan Collateral granted under the Proceeds Loan Collateral Documents (it being understood, subject to the proviso below, that the Incurrence of Permitted Collateral Liens shall under no circumstances be deemed to materially impair any Lien on the Proceeds Loan Collateral granted under the Proceeds Loan Collateral Documents) for the benefit of the Trustee, the Security Agent and/or the Holders of the Notes, and the Company and any Proceeds Loan Obligor shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Trustee, the Security Agent and/or the Holders of the Notes and the other beneficiaries described in the Proceeds Loan Collateral Documents or any relevant Intercreditor Agreement, as applicable, any interest whatsoever in any of the Proceeds Loan Collateral, except that (a) the Company, any Proceeds Loan Obligor and the Restricted Subsidiaries may amend, extend, renew, restate, supplement, release or otherwise modify or replace any Proceeds Loan Collateral Document for the purposes of Incurring Permitted Collateral Liens, (b) the Proceeds Loan Collateral may be amended, extended, renewed, restated, discharged, released or otherwise modified or replaced in accordance with this Indenture, the Proceeds Loan Collateral Documents or any relevant Intercreditor Agreement, as applicable; (c) the Company, any Proceeds Loan Obligor and any Restricted Subsidiary may consummate any other transaction permitted under Section 5.01, (d) the applicable Proceeds Loan Collateral Documents may be amended from time to time to cure any ambiguity, omission, manifest error, defect or inconsistency therein, (e) the Company, any Proceeds Loan Obligor and any

Restricted Subsidiary may release any Lien on any properties and assets constituting Collateral from the Lien of the Proceeds Loan Collateral Documents, provided that such release is followed by the substantially concurrent re-taking of a Lien of at least equivalent priority over the same properties and assets securing the Notes or any Note Guarantee; (f) the Company, any Proceeds Loan Obligor and any Restricted Subsidiary may release any Lien pursuant to, or in connection with, any Solvent Liquidation, (g) the Company, any Proceeds Loan Obligor and any Restricted Subsidiary may make any other change that does not adversely affect the Holders of the Notes in any material respect, and (h) the Company, any Proceeds Loan Obligor and any Restricted Subsidiary may transfer, assign or release any Lien on any properties and assets constituting Collateral, and provide for any concurrent or subsequent re-taking or reaffirmation of such Lien, pursuant to, or in connection with, the Group Refinancing Transactions. For any amendments, modifications or replacements of any Proceeds Loan Collateral Documents not contemplated in clauses (a) to (h) above, the Company, any Proceeds Loan Obligor or the relevant Grantor shall contemporaneously with any such action deliver to the Trustee, either (A) a solvency opinion, in form and substance reasonably satisfactory to the Trustee from an Independent Financial Advisor confirming the solvency of the Company, any Proceeds Loan Obligor and the Restricted Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, (B) a certificate from the responsible financial or accounting officer of the relevant Grantor (acting in good faith) which confirms the solvency of the person granting such Lien after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, or (C) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens created under the Proceeds Loan Collateral Documents, as applicable, so amended, extended, renewed, restated, supplemented, modified or replaced, are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement.

Section 4.18 Additional Amounts

(a) All payments made by or on account of the Issuer or any successor thereto (a “Payor”) on or with respect to the Notes will be made without withholding or deduction for, or on account of, any present or future taxes (including interest or penalties to the extent resulting from a failure by the Issuer to timely pay amounts due), duties, assessments or governmental charges of whatever nature (“Taxes”) unless the withholding or deduction of such Taxes is then required by law or by the official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) the government of the Republic of Ireland or the jurisdiction in which the Proceeds Loan Borrower is organized or otherwise considered to be a resident for tax purposes or any political subdivision or governmental authority thereof or therein having power to tax;

(2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3) any other jurisdiction in which a Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each Holder of the Notes, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) equal the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable with respect to:

(b) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant Holder or beneficial owner and the Relevant Taxing Jurisdiction imposing such Taxes (other than the mere ownership or holding of such Note or enforcement of rights thereunder or under this Indenture or the receipt of payments in respect thereof);

(c) any Taxes that would not have been so imposed if the Holder had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (i) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes and (ii) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant Holder at that time has been notified (in accordance with the procedures set forth in this Indenture) by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made, but only to the extent the Holder is legally entitled to provide such declaration, claim or filing);

(d) any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the Holder (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

(e) any Taxes that are payable otherwise than by withholding from a payment of the principal of, redemption price of, premium, if any, or interest on or with respect to the Notes;

(f) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(g) all United States backup withholding taxes;

(h) any withholding or deduction imposed pursuant to (1) Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (as amended), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of (1) above or (3) any agreement pursuant to the implementation of (1) or (2) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction; or

(i) any combination of items (a) through (g) above.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the Holder of the Notes, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (a) to (h) inclusive of this Section 4.18.

The Payor will (1) make any required withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to provide evidence reasonably satisfactory to the Trustee that the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes has been made and will provide such evidence to each Holder. The Payor will attach to such evidence a certificate stating (a) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (b) the amount of such withholding Taxes paid per $1,000 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the Holders of the Notes upon request and will be made available at the offices of the Paying Agent if the Notes are then listed on the International Stock Exchange.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee and each Paying Agent an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Paying Agent to pay such Additional Amounts to Holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters. The Trustee and the Paying Agent shall be entitled to rely solely on each such Officer’s Certificate as conclusive proof that such payments are necessary.

Wherever mentioned in this Indenture or the Notes, in any context: (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies (including interest and penalties to the extent resulting from a failure by the Issuer to timely pay amounts due) which arise in any jurisdiction from the execution, delivery or registration of any Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction or any jurisdiction in which a Paying Agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes, the Note Collateral or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The obligations of this Section 4.18 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Section 4.19 Suspension of Covenants on Achievement of Investment Grade Status

If, during any period after the Issue Date, the Notes have achieved and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing (such period hereinafter referred to as an “Investment Grade Status Period”), then the Company will notify the Trustee of this fact and beginning on the date such status was achieved, the provisions of Sections 3.11, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.14, and Section 5.01(b)(3) and any related default provisions of this Indenture will be suspended and will not, during such Investment Grade Status Period, be applicable to the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries. As a result, during any such Investment Grade Status Period, the Notes will lose a significant amount of the covenant protection initially provided under this Indenture. No action taken during an Investment Grade Status Period or prior to an Investment Grade Status Period in compliance with the covenants then applicable will require reversal or constitute a Default under this Indenture or the Notes in the event that suspended covenants are subsequently reinstated or suspended, as the case may be. An Investment Grade Status Period will terminate immediately upon the failure of the Notes to maintain Investment Grade Status (the “Reinstatement Date”). The Company or any Affiliate Proceeds Loan Obligor or the Issuer will promptly notify the Trustee in writing of any failure of the Notes to maintain Investment Grade Status and the Reinstatement Date.

Section 4.20 Further Instruments and Acts

Upon request of the Trustee, but without an affirmative duty on the Trustee to do so, the Issuer, the Company and any Affiliate Proceeds Loan Obligor shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.21 Listing

The Issuer will apply to list the Notes on the International Stock Exchange and will use all reasonable efforts to obtain permission to be granted to deal in the Notes on the Official List of The International Stock Exchange within a reasonable period after the Issue Date and will maintain such listing as long as the Notes are outstanding; provided, however, that if the Issuer can no longer maintain such listing or it becomes unduly burdensome to make or maintain such listing (for the avoidance of doubt, preparation of financial statements in accordance with GAAP (except pursuant to the definition of IFRS) or any accounting standard other than IFRS and any other standard pursuant to which the Reporting Entity then prepares its financial statements shall be deemed unduly burdensome), the Issuer may cease to make or maintain such listing on the International Stock Exchange provided that the Issuer will use its reasonable best efforts to obtain and maintain the listing of the Notes on another recognized listing exchange for high yield issuers (which may be a stock exchange that is not regulated by the European Union). Notwithstanding anything herein to the contrary, the Issuer may cease to make or maintain a listing (whether on the International Stock Exchange or on another recognized listing exchange for high yield issuers) if such listing is not required for the Issuer to benefit from an exemption on withholding tax on interest payments on the Notes or to otherwise prevent tax from being withheld from interest payments on the Notes.

Section 4.22 Collateral Sharing Agreement; Additional Collateral Sharing Agreements;

(a) The Trustee and the Security Trustee became party to the Collateral Sharing Agreement on the Issue Date, and each Holder of a Note, by accepting such Note, is deemed to have:

(1) authorized the Trustee and the Security Trustee to enter into the Collateral Sharing Agreement,

(2) agreed to be bound by all the terms and provisions of the Collateral Sharing Agreement applicable to such Holder and

(3) irrevocably appointed each of the Trustee and the Security Trustee to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the Collateral Sharing Agreement.

(b) At the request of the Issuer, in connection with the Incurrence by the Issuer of any Indebtedness that is permitted to share the Note Collateral pursuant to the definition of Permitted Issuer Lien, the Issuer and the Trustee, subject to Section 9.06, shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) a collateral sharing agreement, including a restatement, accession, amendment or other modification of an existing collateral sharing agreement (an “Additional Collateral Sharing Agreement”), on substantially the same terms as the Collateral Sharing Agreement (or terms not materially less favorable to the Holders); provided, that such Additional Collateral Sharing Agreement will not impose any personal obligations on the Trustee or the Security Trustee or adversely affect the personal rights, duties, liabilities or immunities of the Trustee or the Security Trustee under this Indenture or the Collateral Sharing Agreement.

(c) At the direction of the Issuer and without the consent of the Holders of the Notes, the Trustee and the Security Trustee will from time to time enter into one or more amendments to the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency therein;

(2) add other parties (such as representatives of new issuances of Indebtedness) thereto;

(3) further secure the Notes (including Additional Notes);

(4) make provision for equal and ratable grants of Liens on the Note Collateral to secure Additional Notes or to implement any Permitted Issuer Liens;

(5) make any other change to the Collateral Sharing Agreement or such Additional Collateral Sharing Agreement to provide for additional Indebtedness (including with respect to any Collateral Sharing Agreement or Additional Collateral Sharing Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on the Note Collateral on a senior, pari passu or junior basis with the Liens securing the Notes,

(6) amend the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement in accordance with the terms thereof or;

(7) implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of any Indebtedness that is secured by the Note Collateral and that is not prohibited by this Indenture; or

(8) make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of any Note, enforcement of Liens over the Note Collateral, the application of proceeds from the enforcement of the Note Collateral or the release of any Security in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement immediately prior to such change.

(d) The Issuer will not direct the Trustee or the Security Trustee to enter into any amendment to the Collateral Sharing Agreement or, if applicable, any Additional Collateral sharing Agreement, without the consent of the holders of a majority in principal amount of the outstanding Notes outstanding, except as described above or otherwise permitted below under Article 9, and the Issuer may only direct the Trustee and the Security Trustee to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Trustee or, in the opinion of the Trustee or Security Trustee, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Collateral Sharing Agreement or any Additional Collateral Sharing Agreement.

(e) Each Holder of a Note, by accepting such Note, is deemed to have:

(1) appointed and authorized the Trustee and the Security Trustee from time to time to give effect to such provisions;

(2) authorized each of the Trustee and the Security Trustee from time to time to become a party to any Additional Collateral Sharing Agreement;

(3) agreed to be bound by such provisions and the provisions of any Additional Collateral Sharing Agreement; and

(4) irrevocably appointed the Trustee and the Security Trustee to act on its behalf from time to time to enter into and comply with such provisions and the provisions of any Additional Collateral Sharing Agreement, in each case, without the need for the consent of the Holders.

(f) In relation to the Collateral Sharing Agreement or an Additional Collateral Sharing Agreement, the Trustee shall consent on behalf of the Holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with Section 4.07.

Section 4.23 Intercreditor Agreement; New Intercreditor Agreement; Holdco Intercreditor Agreement and Additional Intercreditor Agreements

(a) Following the Proceeds Loan Borrower Change, the Issuer will no longer be party to the New Intercreditor Agreement and the Proceeds Loan will no longer be subject to the New Intercreditor Agreement.

(b) In connection with and pursuant to the Group Refinancing Transactions (including the Proceeds Loan Borrower Change), at the direction of the Company or any Affiliate Proceeds Loan Obligor and without the consent of Holders of the Notes, the Issuer, as lender under the Proceeds Loan, and the Security Agent will enter into the Holdco Intercreditor Agreement and related documentation (if any).

(c) At the direction of the Company or any Affiliate Proceeds Loan Obligor and without the consent of the Holders of the Notes, the Issuer, as lender under the Proceeds Loan, and the Security Agent, as applicable, subject to Section 9.06, will upon direction of the Company or any Affiliate Proceeds Loan Obligor from time to time enter into one or more amendments to the applicable Intercreditor Agreement (including, for the avoidance of doubt, any Additional Intercreditor Agreement (as defined below)) to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency therein;

(2) add Guarantors or other parties (such as representatives of new issuances of Indebtedness) thereto;

(3) secure the Notes (including the Additional Notes) and the Proceeds Loan Guarantees;

(4) make any other change to the applicable Intercreditor Agreement to provide for additional Indebtedness constituting Subordinated Obligations or any other additional Indebtedness (in either case, including with respect to the applicable Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on any collateral on a senior, pari passu or junior basis with any Liens securing the Notes or the Proceeds Loan Guarantees,

(5) add Restricted Subsidiaries to the applicable Intercreditor Agreement,

(6) amend the applicable Intercreditor Agreement in accordance with the terms thereof or;

(7) make any change necessary or desirable, in the good faith determination of the Board of Directors or senior management of the Company, in order to implement any transaction that is subject to Article 5;

(8) implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of the CWC Credit Facilities, the Notes, the New Senior Notes, or the 2019 Sterling Bonds that is not prohibited by this Indenture; or

(9) make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of the Notes or the release of any Proceeds Loan Guarantee in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, or the applicable Intercreditor Agreement, immediately prior to such change.

(d) The Company and any Affiliate Proceeds Loan Obligor will not otherwise direct the Trustee or the Security Trustee, as applicable, to enter into any amendment to either of the Intercreditor Agreement or, if applicable, any Additional Intercreditor Agreement, without the consent of the Holders of a majority in principal amount of the outstanding Notes outstanding, except as otherwise permitted below under Article 9, and the Company may only direct the Trustee and the Security Trustee, applicable, to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Trustee, as applicable, or, in the opinion of the Trustee or Security Trustee, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or the Intercreditor Agreement or any Additional Intercreditor Agreement.

(e) At the request of the Company or any Affiliate Proceeds Loan Obligor, in connection with the Incurrence by a Proceeds Loan Obligor of any Indebtedness that is permitted to share the Proceeds Loan Collateral pursuant to the definition of Permitted Collateral Lien, the Proceeds Loan Obligors, the Issuer as lender under the Proceeds Loan and the Security Agent shall enter into with the holders of such Indebtedness (or their duly authorized Representatives) an intercreditor agreement, including a restatement, accession, amendment or other modification of an existing priority agreement (an “Additional Intercreditor Agreement”), on substantially the same terms as the Holdco Intercreditor Agreement (or terms not materially less favorable to the Issuer as lender under the Proceeds Loan).

(f) Each Holder of a Note, by accepting such Note, is deemed to have:

(1) appointed and authorized the Issuer, the Trustee, the Security Trustee and the Security Agent, as applicable, from time to time to give effect to such provisions;

(2) authorized each of the Issuer, the Trustee, the Security Trustee and the Security Agent, as applicable, from time to time to become a party to any of the New Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and any document giving effect to such amendments thereto; provided, for the avoidance of doubt, that each Holder of a Note is deemed to have authorized each of the Issuer, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, the Trustee, the Security Trustee and the Security Agent, as applicable, to become party to the New Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and any document giving effect thereto, and the further consent of the Holders of the Notes will not be required in connection therewith;

(3) agreed to be bound by such provisions and the provisions of any of the New Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and any document giving effect to such amendments thereto; and

(4) irrevocably appointed the Trustee, the Security Trustee and the Security Agent, as applicable, to act on its behalf from time to time to enter into and comply with such provisions and the provisions of the New Intercreditor Agreement, the Holdco Intercreditor Agreement and/or any Additional Intercreditor Agreement, as applicable, and of any document giving effect to such amendments thereto, in each case, without the need for the consent of the Holders.

(g) In relation to the New Intercreditor Agreement, the Holdco Intercreditor Agreement, or an Additional Intercreditor Agreement, the Issuer and/or the Trustee (on behalf of the Holders), as applicable, shall consent to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes, the Proceeds Loan, and/or the Proceeds Loan Guarantees, as applicable, thereby; provided, however, that such transaction would comply with Section 4.07.

Section 4.24 Limitation on Issuer Activities

(a) Prior to the CWC Group Assumption, the Issuer will not engage in any business activity or undertake any other activity, except any activity:

(1) relating to the offering, sale or issuance of the Notes, any Additional Notes and any Additional Issuer Debt permitted to be incurred under this Indenture (including the lending of the proceeds of such sale of the Notes, any Additional Notes or any Additional Issuer Debt to one or more Proceeds Loan Obligors);

(2) undertaken with the purpose of, and directly related to, fulfilling its obligations or exercising its rights under the Notes, this Indenture, the Note Security Documents, the Proceeds Loan, the Proceeds Loan Agreement, the Covenant Agreement, the Collateral Sharing Agreement, the Intercreditor Agreement, or any other document relating to the Notes, the Additional Notes, the Proceeds Loan, any Additional Proceeds Loans or any other Additional Issuer Debt permitted to be incurred under this Indenture;

(3) directly related to or reasonably incidental to the establishment and maintenance of the Issuer’s corporate existence;

(4) directly related to investing amounts received by the Issuer (other than amounts not corresponding to required payments under the Notes) in such manner not otherwise prohibited by this Indenture;

(5) other transactions of a type customarily entered into by orphan financing companies;

(6) directly related to or reasonably incidental to the incorporation and ownership of the shares of Subsidiaries for the purposes of issuing or Incurring senior secured Indebtedness to be on-lent to a Proceeds Loan Obligor and conducting activities related to, or reasonably incidental to, the establishment or maintenance of its or its Subsidiaries’ corporate existence;

(7) directly related to or reasonably incidental to other activities not specifically enumerated above that are de minimis in nature or that are of the same nature as activities exercised by the Issuer on the Issue Date;

(8) directly related to the making of Permitted Issuer Investments and Permitted Issuer Maintenance Payments and the granting of Permitted Issuer Liens;

(9) directly related to or reasonably incidental to the Group Refinancing Transactions and the Proceeds Loan Borrower Change; or

(10) in connection with any Permitted Financing Action.

On the Issue Date, the Issuer loaned all of the net proceeds of the offering of the Notes issued on the Issue Date, together with the fees payable by the Initial Proceeds Loan Borrower to the Issuer on the Issue Date under the Proceeds Loan Agreement and amounts received by the Issuer pursuant to the Issue Date Arrangement Agreement, to the Initial Proceeds Loan Borrower pursuant to the Proceeds Loan.

(b) Prior to the CWC Group Assumption, the Issuer will not:

(1) issue any Capital Stock (other than to the Share Trustee);

(2) take any action which would cause it to no longer satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended;

(3) commence or take any action or facilitate a winding-up, examinership, liquidation, dissolution or other analogous proceeding;

(4) amend its constitutive documents in any manner which would adversely affect the rights of Holders of the Notes in any material respect;

(5) transfer or assign any of its rights under a Proceeds Loan, except pursuant to the Note Security Documents or in connection with a Permitted Financing Action; or

(6) following the Issue Date, deposit any other moneys or funds into the Issuer Profit Account.

(c) Except as otherwise provided in this Indenture, the Issuer will take all actions that are necessary and within its power to prohibit the transfer of the issued shares in the Issuer .

(d) Subject to the Collateral Sharing Agreement, whenever the Issuer receives a payment or prepayment under the Proceeds Loan, it shall use the funds received solely to satisfy its obligations (to the extent of the amount owing in respect of such obligations) under this Indenture (including any premium payable to Holders of the Notes).

Section 4.25 Limitation on Layering

The Company and any Affiliate Proceeds Loan Obligor will not Incur, and will not permit any Proceeds Loan Obligor to Incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor that ranks pari passu with or subordinated to the Proceeds Loan or Proceeds Loan Guarantee, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the Proceeds Loan or relevant Proceeds Loan Guarantee, on substantially identical terms (as conclusively determined in good faith by the Board of Directors or senior management of the Company or any Affiliate Proceeds Loan Obligor); provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company, any Affiliate Proceeds Loan Obligor, the Issuer, any Proceeds Loan Guarantor or any other Restricted Subsidiary solely by virtue of being unsecured or secured on a junior Lien basis or by virtue of not being guaranteed or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

Section 4.26 Limited Condition Transaction.

(a) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of determining compliance with any provision of this Indenture which requires that no Default or Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall, at the option of the Company or any Affiliate Proceeds Loan Obligor, be deemed satisfied, so long as no Default or Event of Default, as applicable, exists on the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into. For the avoidance of doubt, if the Company or any Affiliate Proceeds Loan Obligor has exercised its option under the first sentence of this Section 4.26(a), and any Default or Event of Default occurs following the date such definitive agreement for a Limited Condition Transaction is entered into and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default shall be deemed to not have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder.

(b) In connection with any action being taken in connection with a Limited Condition Transaction for purposes of:

(1) determining compliance with any provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio; or

(2) testing baskets set forth in this Indenture (including baskets measured as a percentage or multiple, as applicable, of Total Assets, Pro forma EBITDA or Pro Forma Non-Controlling Interest EBITDA);

in each case, at the option of the Company or any Affiliate Proceeds Loan Obligor (the Company’s or any Affiliate Proceeds Loan Obligor’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into (the “LCT Test Date”); provided, however, that the Company or any Affiliate Proceeds Loan Obligor shall be entitled to subsequently elect, in its sole discretion, the date of consummation of such Limited Condition Transaction instead of the LCT Test Date as the applicable date of determination, and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof), as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Pro forma EBITDA” and the “Consolidated Net Leverage Ratio”, the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary could have taken such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been complied with.

If the Company or any Affiliate Proceeds Loan Obligor has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Pro forma EBITDA or Total Assets, of the Company , any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries or the Person or assets subject to the Limited Condition Transaction (as at each reference to the “Company” or a “Affiliate Proceeds Loan Obligor” in such definition was to such Person or assets) at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations. If the Company or any Affiliate Proceeds Loan Obligor has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio, test or basket availability under this Indenture (including with respect to the Incurrence of Indebtedness or Liens, or the making of Asset Dispositions, acquisitions, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Company, any Affiliate Proceeds Loan Obligor or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary) on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) have been consummated.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger and Consolidation

(a) The Issuer will not consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person.

(b) No Proceeds Loan Borrower will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of an Approved Jurisdiction and the Successor Company (if not the Proceeds Loan Borrower) will expressly assume all the obligations of the Proceeds Loan Borrower, under the Proceeds Loan and the Covenant Agreement;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) either (A) immediately after giving effect to such transaction, the Company, any Affiliate Proceeds Loan Obligor, or such Successor Company, as applicable, would be able to Incur at least an additional $1.00 of Indebtedness pursuant to Section 4.09(b)(2) or (B) the Consolidated Net Leverage Ratio of the Company, and any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries (including such Successor Company), or such Successor Company and the Restricted Subsidiaries, would be no greater than that of the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries immediately prior to giving effect to such transaction; and

(4) the Company or any Affiliate Proceeds Loan Obligor, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture; provided that in giving such opinion, such counsel may rely on an Officer’s Certificate as to compliance with Sections 5.01(b)(2) and 5.01(b)(3) above and as to any matters of fact.

(c) No Proceeds Loan Guarantor will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, other than a Proceeds Loan Obligor (other than in connection with a transaction that does not constitute an Asset Disposition or a transaction that is permitted under Section 4.10; unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(2) either:

(A) the Successor Company assumes all the obligations of that Restricted Subsidiary under its Proceeds Loan Guarantee, the Intercreditor Agreement (if applicable) and any Additional Intercreditor Agreement; provided that, in the case of Coral-US Co-Borrower LLC, it shall remain, or the Successor Company shall be, in all cases organized and existing under the laws of the United States or the District of Columbia; or

(B) the Net Cash Proceeds of such transaction are applied in accordance with the applicable provisions of this Indenture.

(d) For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Obligor which properties and assets, if held by the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable, instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable, on a Consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company, any Affiliate Proceeds Loan Obligor or such Proceeds Loan Obligor, as applicable.

(e) The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, under this Indenture, and upon such substitution, the predecessor to the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, will be released from its obligations under this Indenture, the Notes and the Proceeds Loan Guarantee, as applicable, but, in the case of a lease of all or substantially all its assets, the predecessor to the Company, any Affiliate Proceeds Loan Obligor or the relevant Proceeds Loan Obligor, as the case may be, will not be released from the obligation to pay the principal of and interest on the Notes or the Proceeds Loan Guarantee, as applicable.

(f) The provisions set forth in this Section 5.01 shall not restrict (and shall not apply to): (1) any Restricted Subsidiary from consolidating with, merging or liquidating into or transferring all or substantially all of its properties and assets to the Company, any Affiliate Proceeds Loan Obligor or another Restricted Subsidiary (that guarantees the Proceeds Loan, if the former Restricted Subsidiary also guarantees the Proceeds Loan); (2) any Proceeds Loan Guarantor from merging or liquidating into or transferring all or part of its properties and assets to another Guarantor, the Issuer, or any Affiliate Proceeds Loan Obligor; (3) any consolidation or merger of the Company, any Affiliate Proceeds Loan Obligor into any Proceeds Loan Obligor, provided that, for the purposes of this sub-clause (3), if the Proceeds Loan Borrower is not the surviving entity of such merger or consolidation, the relevant Proceeds Loan Obligor will assume the obligations of the Proceeds Loan Borrower under the Proceeds Loan, the Proceeds Loan Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement and clauses (1) and (4) of Section 5.01(b) shall apply to such transaction; (4) any consolidation or merger effected as part of the 2016 Transactions, the Post-Closing Reorganization or the Group Refinancing Transactions; (5) any Solvent Liquidation; and (6) the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor consolidating into or merging or combining with an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity, provided that, for the purposes of this clause (6), Sections 5.01(b)(1), 5.01(b)(2) and 5.01(b)(4) or 5.01(c)(1) or 5.01(c)(2), as the case may be, shall apply to any such transaction.

Section 5.02 Successor Corporation Substituted

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of a Proceeds Loan Obligor in a transaction that is subject to, and that complies with the provisions of, Section 5.01, the successor Person formed by such consolidation or into or with which such Proceeds Loan Obligor is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Proceeds Loan Borrower” or the applicable Proceeds Loan Guarantor“ shall refer instead to the successor Person), and may exercise every right and power of the “Proceeds Loan Borrower” or the applicable “Proceeds Loan Guarantor” under this Indenture with the same effect as if such successor Person had been named as the “Proceeds Loan Borrower” or the applicable “Proceeds Loan Guarantor” herein; provided, however, that the predecessor Proceeds Loan Obligor shall not be relieved from the obligation to pay the principal of and interest on the Proceeds Loan except in the case of a sale of all of such Proceeds Loan Obligor’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01.

Section 5.03 Assumption of Note Obligations by the Fold-In Issuer and Proceeds Loan Obligors.

(a) At any time after Proceeds Loan Borrower Change, the Company may, at its sole option and in its sole discretion, instruct the Issuer upon no less than 5 days’ notice, and the Issuer shall provide no less than 5 days’ notice to the Trustee, that the Fold-In Issuer will assume all of the obligations of the Issuer under the Notes and this Indenture and such assumption will be a deemed repayment in full and cancellation of the obligations of the Proceeds Loan Obligors under the Proceeds Loan (such assumption referred to herein as the “CWC Group Assumption”).

(b) The CWC Group Assumption is subject to the following conditions:

(1) each of the Proceeds Loan Guarantors (or their successors) that remain (the “Note Guarantors”) will, jointly and severally, irrevocably guarantee (each guarantee, a “Note Guarantee”), as primary obligor and not merely as surety, on a senior basis, the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, all payment obligations of the Fold-In Issuer under the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise;

(2) the Issuer, the Trustee, the Fold-In Issuer, the Security Agent and the Note Guarantors will execute a supplemental indenture, accession agreement or other similar agreement (in substantially the form attached as Exhibit F) (the “Accession Agreement”) and a Note accession as provided for in each Note to effect the CWC Group Assumption and the Note Guarantees; and

(3) on the CWC Group Assumption Date, the Trustee, acting on behalf of the Holders of the Notes, will accede to each applicable Intercreditor Agreement; and

(4) the Fold-In Issuer and the Note Guarantors satisfy the requirements of an available exemption from the provisions of the U.S. Investment Company Act of 1940, as amended.

(c) Upon consummation of the CWC Group Assumption:

(1) the Fold-In Issuer will succeed to, and be substituted for, and may exercise every right of the Issuer under this Indenture, and upon such substitution, the predecessor Issuer will be released from its obligations under this Indenture and the Notes;

(2) the Security Agent will accede to this Indenture as Security Agent and the Security Trustee will be released from its obligations under this Indenture, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Covenant Agreement, or any other transaction documents and the Notes; and

(3) the terms and conditions of the Notes, including the covenants, will be automatically modified and Articles 1 through 13 (inclusive) of this Indenture will be replaced in their entirety by Articles 1 through 13 (inclusive) set forth in Exhibit J.

(d) By accepting a Note, each Holder is deemed to have irrevocably:

(1) agreed to the CWC Group Assumption as set forth in this Section 5.03 and irrevocably authorized and directed the Trustee to take all necessary actions to effectuate the CWC Group Assumption unless prohibited under this Indenture;

(2) agreed and accepted the terms and conditions of the Intercreditor Agreement; and

(3) appointed the Security Agent to perform the duties and exercise the rights, powers and discretions that are specifically given to it under each applicable Intercreditor Agreement, together with any other incidental rights, power and discretions.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, or otherwise;

(3) failure by the Issuer, any Affiliate Proceeds Loan Obligor or any other Proceeds Loan Obligor to comply for 60 days after notice specified in this Indenture with its other agreements contained in the Notes or this Indenture, the Intercreditor Agreement or any Additional Intercreditor Agreement; provided, however, that the Issuer, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, shall have 90 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with the obligations to file annual, quarterly and current reports, in accordance with Section 4.03 so long as the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor, as applicable, is attempting to cure such failure as promptly as reasonably practicable;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Company, any Affiliate Proceeds Loan Obligor or any of the Restricted Subsidiaries), other than Indebtedness owed to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default:

(A) is caused by a failure to pay principal of such Indebtedness at its Stated Maturity after giving effect to any applicable grace period provided in such Indebtedness (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(5) (A) a proceeding is commenced seeking a decree or order for (i) relief in respect of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, in an involuntary case under any applicable Bankruptcy Law, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) the winding up or liquidation of the affairs of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (other than, except in the case of the Issuer, a solvent winding up or liquidation in connection with a transfer of assets among the Company or any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries) and, in each case, such proceeding shall remain unstayed and in effect for a period of 30 consecutive days; or (B) other than, except in the case of the Issuer, in relation to a solvent winding up or liquidation in connection with a transfer of assets among the Company or any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (i) commences a voluntary case (including taking any action for the purpose of winding up) under any applicable Bankruptcy Law, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Issuer, the Company, any Affiliate Proceeds Loan Obligor, any Proceeds Loan Obligor, a Significant

Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors, in each case of this Section 6.01 (a)(5), except as a result of, or in connection with, any Solvent Liquidation;

(6) failure by the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited Consolidated financial statements delivered to the Holders of the Notes pursuant to Section 4.03), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $75.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(7) any Proceeds Loan Guarantee of a Significant Subsidiary ceases to be in full force and effect (except in accordance with the terms of this Indenture) or is declared invalid or unenforceable in a judicial proceeding and such Default continues for 60 days after the notice specified in this Indenture;

(8) any Lien in the Proceeds Loan Collateral created under Proceeds Loan Collateral Documents having a fair market value of in excess of $100.0 million, or any Lien in the Note Collateral created under the Note Security Documents, (a) at any time, ceases to be in full force and effect in any material respect for any reason other than as a result of its release in accordance with this Indenture and the Note Security Documents or the Proceeds Loan Collateral Documents, as applicable, or (b) is declared invalid or unenforceable in a judicial proceeding and, in each case, and such Default continues for 60 days after the notice specified in this Indenture (the “collateral failure provision”);

In the event of the occurrence of any Default or Event of Default described in Section 6.01(a)(3) with respect to any covenant, agreement or undertaking in this Indenture or the Notes applicable to any Proceeds Loan Obligor, such Proceeds Loan Obligor will be deemed to be in default of its corresponding obligations under the Covenant Agreement.

(b) A default under clause (3), (7) or (8) of Section 6.01(a) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Issuer or the Company of the default and the Issuer or the Company do not cure such default within the time specified in such clause (3), (7) or (8) of Section 6.01(a) after receipt of such notice.

Section 6.02 Acceleration

If an Event of Default (other than an Event of Default described in Section 6.01(a)(5)) occurs and is continuing, the Trustee by notice to the Company, or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(4) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(4) shall be remedied or cured by the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of the

Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest and Additional Amounts, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in Section 6.01(a)(5) occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to non-payment of principal, premium, interest or Additional Amounts) and rescind any such acceleration with respect to the Notes and its consequences if (a) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (b) all existing Events of Default, other than the non-payment of the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and (c) the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

Whenever payment under the Notes has been accelerated due to an Event of Default under this Indenture, the Issuer as lender under the Proceeds Loan shall, by immediate notice to the Proceeds Loan Borrower:

(1) declare that an event of default under the Proceeds Loan has occurred; and

(2) declare that all amounts outstanding under the Proceeds Loan are immediately due and payable.

If such acceleration of the Notes is annulled or rescinded, the Issuer shall rescind any acceleration of the Proceeds Loan by immediate notice to the Proceeds Loan Borrower.

Section 6.03 Other Remedies

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Prior to taking any action hereunder, the Trustee shall be entitled to indemnification or other security satisfactory to it in its sole discretion against all Losses caused by taking or not taking such action.

Section 6.05 Control by Majority

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Holdco Intercreditor Agreement, the New Intercreditor Agreement, or any Additional Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that may involve the Trustee in personal liability.

Section 6.06 Limitation on Suits

A Holder may pursue a remedy with respect to this Indenture or the Notes only if:

(1) such Holder of Notes has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 50% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes.

Section 6.08 Collection Suit by Trustee

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities

Subject to the terms of the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement, if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, the Security Trustee and the Agents, and their agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expenses, liabilities incurred, and indemnities owed, and all advances made, by the Trustee, the Security Trustee and the Agents and the costs and expenses of collection;

Second: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy or mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.02 or Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) In no event shall the Trustee or any other entity of The Bank of New York Mellon Group be liable for any Losses arising to the Trustee or any other entity of The Bank of New York Mellon Group or any other Agent receiving or transmitting any data from the Issuer, any Authorized Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or e-mail.

Section 7.02 Rights of Trustee

(a) The Trustee and each agent acting on its instructions may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel will be full and complete protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Issuer will be sufficient if signed by an Officer of the Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall have no duty to inquire as to the performance of the covenants of the Company and/or the Restricted Subsidiaries in Article 4. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (2) any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch in each of its capacities hereunder, The Bank of New York Mellon, in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder. Absent willful misconduct or negligence, each Paying Agent and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(k) The Trustee shall not be liable for any consequential loss (being loss of business, goodwill, opportunity or profit of any kind) of the Issuer, Successor Company, the Ultimate Parent or any Restricted Subsidiary.

(l) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Issuer personally or by agent or attorney.

(m) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(n) The Trustee may request that the Issuer delivers an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(o) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Monetary Union or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(p) The Trustee is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Indenture or the Notes.

(q) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(r) The Trustee shall have the right to accept and act upon Instructions, including with respect to fund transfers given pursuant to this Indenture and delivered using Electronic Means. If the Issuer elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Issuer understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Person have been sent by such Authorized Person. The Issuer shall be responsible for ensuring that only Authorized Persons transmit such Instructions to the Trustee and that the Issuer and all Authorized Persons are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Issuer. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent Written Instruction not delivered by Electronic Means. The Issuer agrees: (1) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (2) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions by Electronic Means to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Issuer; (3) that the security procedures (if any) to be followed in connection with its transmission of Instructions by Electronic Means provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (4) use its reasonable commercial efforts to notify the Trustee upon learning of any compromise or unauthorized use of the security procedures.

Section 7.03 Individual Rights of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Issuer or any Affiliate of the Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign as Trustee hereunder. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.04 Trustee’s Disclaimer

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Issuer’s use of the proceeds from the Notes or any money paid to the Issuer or upon the Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee must give notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the Holders. In addition, the Company, any Affiliate Proceeds Loan Obligor or the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company, any Affiliate Proceeds Loan Obligor or the Issuer, as applicable, also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Company, any Affiliate Proceeds Loan Obligor or the Issuer, as applicable, is taking or proposing to take in respect thereof.

Section 7.06 [Reserved]

Section 7.07 Compensation and Indemnity

(a) The Issuer will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Issuer will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Issuer will indemnify the Trustee, including its directors, officers, employees and agents, against any and all Losses, incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, any Supplemental Indenture, the Notes, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement any Note Security Document or other transaction document or in any other role performed by The Bank of New York Mellon Group under said documents, including the costs and expenses of enforcing this Indenture or any Security Documents against the Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Issuer, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith. The Trustee will notify the Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Issuer will not relieve the Issuer of its obligations hereunder. The Issuer will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Issuer will pay the reasonable fees and expenses of such counsel. The Issuer need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Issuer under this Section 7.07 and any claim arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Issuer’s obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law, and the satisfaction and discharge of this Indenture

(d) To secure the Issuer’s payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(7) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any applicable Bankruptcy Law.

For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given, to the Trustee in Section 7.07, including its right to be indemnified, are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch, in each of its capacities hereunder, by The Bank of New York Mellon, in each of its capacities hereunder, by the Security Trustee and the Security Agent and by each agent, custodian and each other Person employed by the Trustee to act hereunder.

Section 7.08 Replacement of Trustee

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Issuer in writing. The Issuer may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (1) the retiring Trustee, the Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee; or (2) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office; provided that such appointment shall be reasonably satisfactory to the Issuer.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will deliver a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Issuer’s obligations under Section 7.07 will continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Agents; Resignation of Agents

Any Agent may resign and be discharged from its duties under this Indenture at any time by giving sixty (60) days’ prior written notice of such resignation to the Trustee and the Issuer. The Issuer may remove any Agent at any time by giving sixty (60) days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Issuer is unable to replace the resigning Agent within sixty (60) days after such notice, the Agent may, in its sole discretion, deliver any funds then held hereunder in its possession to the Trustee or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The properly incurred and documented costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s properly incurred and documented fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.07.

Section 7.11 Eligibility; Disqualification

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, the United Kingdom or a jurisdiction in the European Union that is authorized under such laws to exercise corporate trustee power and which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.12 Contractual Recognition of Bail-In Powers

Notwithstanding and to the exclusion of any other term of this Indenture or any other agreements, arrangements, or understanding between the parties to this Indenture, each counterparty to a BRRD Party under this Indenture acknowledges and accepts that a BRRD Liability arising under this Indenture may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(1) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(2) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(3) the cancellation of the BRRD Liability;

(4) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

Section 7.13 Tax Matters

(a) Information Covenants. Each of the Issuer and the Trustee (or the Security Trustee or any Agent) shall, within ten Business Days of a written request by the other party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Section 7.13 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 7.13, “Applicable Law” means applicable tax laws (inclusive of any current and future laws, rules, regulations, intergovernmental agreements and interpretations thereof promulgated by competent authorities) related to this Indenture in effect from time to time.

(b) Notice of Withholding or Deduction. If the Issuer is, in respect of any payment in respect of the Notes, compelled to withhold or deduct any amount for or on account of any Taxes as contemplated by Section 4.18 (Additional Amounts) or any undertaking given in addition to or in substitution for Section 4.18 (Additional Amounts) pursuant to this Indenture, the Issuer shall give notice to the Trustee as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Trustee such information as it, the Security Trustee or any Agent (including any Paying Agent) shall require to enable each of them to comply with the requirement.

(c) Entitlement to Withhold or Deduct. Notwithstanding any other provision of this Indenture, the Trustee, the Security Trustee or any Agent (including any Paying Agent) shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Taxes, if and only to the extent so required by Applicable Law or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee, the Security Trustee or any Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant regulatory or governmental authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Issuer the amount so deducted or withheld, in which case, the Issuer shall so account to the relevant regulatory or governmental authority for such amount. In each case, the Trustee, the Security Trustee and each Agent shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such taxes, duties or charges.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance

The Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge

(a) Upon the Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from its obligations with respect to all outstanding Notes, and the obligations of the Proceeds Loan Obligors will be deemed to have been discharged from their obligations under the Covenant Agreement, on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02(a), and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(2) the Issuer’s obligations with respect to such Notes under Article 2 and Section 4.02;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Issuer’s obligations in connection therewith; and

(4) this Article 8.

(b) Subject to compliance with this Article 8, the Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance

Upon an Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be released from its obligations under Sections 3.11, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.21, 4.22, 4.23, 4.24, 4.25 and clauses (3) and (4) of Section 5.01(b) with respect to the outstanding Notes, and the Proceeds Loan Obligors with respect to their obligations under the Covenant Agreement, on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Issuer may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a), but, except as specified above, the remainder of this Indenture and such Notes will be unaffected thereby. In addition, upon an Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(a)(4) through 6.01(a)(7) (with respect to clause (7), only with respect to Significant Subsidiaries) and 6.01(a)(8) will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03:

(1) the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee (or an agent nominated by the Trustee for such purpose) U.S. dollars, U.S. dollar-denominated U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes to redemption or maturity, as the case may be;

(2) in the case of an election under Section 8.02, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that:

(A) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel (subject to customary exceptions and exclusions) shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the U.S. Internal Revenue Service or other change in applicable U.S. federal income tax law;

(3) in the case of an election under Section 8.03, the Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer, any Affiliate Proceeds Loan Obligor or the Company is a party or by which the Issuer, any Affiliate Proceeds Loan Obligor or the Company is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Issuer, the Company, any Affiliate Proceeds Loan Obligor or any of their respective Subsidiaries is a party or by which the Company, any Affiliate Proceeds Loan Obligor or any of its Subsidiaries is bound;

(6) the Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders over the other creditors of an Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of an Issuer or others; and

(7) the Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions

(a) Subject to Section 8.06, all money, all U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in U.S. dollars or against the U.S. Government Obligations deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money, non-callable U.S. dollar-denominated U.S. Government Obligations held by it as provided in Section 8.04 which, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer

Any money deposited with the Trustee or any Paying Agent, or then held by the Issuer, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Issuer on its request or (if then held by an Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may (without an obligation to do so) at the expense of the Issuer cause to be published once, in a leading newspaper having general circulation in London, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Issuer.

Section 8.07 Reinstatement

If the Trustee or any Paying Agent is unable to apply any U.S. dollar or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; provided, however, that, if the Issuer makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders

(a) Subject to Section 9.06 and notwithstanding Section 9.02 of this Indenture, without the consent of any holder, the Issuer, the Trustee and the Security Trustee (to the extent party thereto) may amend this Indenture, the Notes, the Proceeds Loan Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency;

(2) provide for the assumption by a Successor Company of the obligations of the Issuer, any Affiliate Proceeds Loan Obligor or any Proceeds Loan Obligor under this Indenture, the Notes, the Proceeds Loan Guarantees, the Proceeds Loan Agreement, the Note Security Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, and any Additional Intercreditor Agreement, as applicable;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the U.S. Internal Revenue Code of 1986 (as amended));

(4) add guarantees with respect to the Notes;

(5) secure the Notes (including, without limitation, to grant any security or supplemental security);

(6) add to the covenants of the Issuer, the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries for the benefit of the Holders or surrender any right or power conferred upon the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries under this Indenture or the Notes or the Note Security Documents or conferred upon a Proceeds Loan Obligor under the Proceeds Loan, the Covenant Agreement, or the Proceeds Loan Collateral Documents;

(7) make any change that does not adversely affect the rights of any Holder in any material respect;

(8) release (i) the Proceeds Loan Guarantees and (ii) any Lien created to secure the Notes, the Proceeds Loan and the Proceeds Loan Guarantees, in each case, as provided by the terms of this Indenture;

(9) provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(10) give effect to Permitted Liens;

(11) evidence and provide for the acceptance and appointment under this Indenture, the Proceeds Loan Agreement, the Note Security Documents, the Covenant Agreement, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement and any Additional Intercreditor Agreement, and any security documents granted to secure the Notes or the Proceeds Loan, of a successor Trustee, Security Trustee, Security Agent and/or any other agent pursuant to the requirements thereof;

(12) to the extent necessary to grant a Lien for the benefit of any Person; provided that the granting of such Lien is permitted by this Indenture;

(13) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer Notes;

(14) to conform the text of this Indenture, the Notes, the Proceeds Loan, the Proceeds Loan Guarantees, and the Intercreditor Agreement to any provision of the “Description of the Notes (Post-Group Refinancing Transactions)” section of the Offering Memorandum to the extent that such provision of the “Description of the Notes (Post-Group Refinancing Transactions)” section of the Offering Memorandum was intended to be a verbatim recitation of this Indenture, the Notes, or the Intercreditor Agreement;

(15) comply with Section 5.01;

(16) provide for a reduction in the minimum denominations of the Notes; provided that such reduction would not result in a breach of applicable securities laws or in a requirement to produce a prospectus or otherwise register the Notes with any regulatory authority in connection with any investment therein or resale thereof;

(17) comply with the rules of any applicable securities depositary;

(18) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for, the Group Refinancing Transactions, the Proceeds Loan Borrower Change and the CWC Group Assumption (including, without limitation, amendments designed to correct any ambiguity, omission, defect, error or inconsistency, amendments of an administrative or technical nature, and amendments designed to take into account operational, tax, or technical factors that affect the Company, any Affiliate Proceeds Loan Obligor and the Restricted Subsidiaries, in each case arising as a consequence of, or in connection with, the Group Refinancing Transactions, the Proceeds Loan Borrower Change and the CWC Group Assumption); or

(19) to give effect to, or as otherwise reasonably required (in the opinion of the Company) for the Intercreditor Amendment and Restatement.

(b) In formulating its opinion on such matters, the Trustee and the Security Trustee, as applicable, shall be entitled to require and conclusively rely on such evidence as it deems appropriate, including an Opinion of Counsel and an Officer’s Certificate.

(c) The consent of the Holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. For so long as the Notes are listed on the International Stock Exchange and the guidelines of the International Stock Exchange so require, the Company or any Affiliate Proceeds Loan Obligor will notify the International Stock Exchange of any such amendment, supplement and waiver.

(d) Upon the request of the Issuer accompanied by a resolution of their respective Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee and the Security Trustee, as applicable, of the documents described in Section 7.02, and subject to Section 9.06, the Trustee and the Security Trustee, as applicable, will join with the Issuer in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture or such other amended and supplemental agreement and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee and the Security Trustee, as applicable, will not be obligated to enter into such amended or supplemental indenture or such other amended and supplemental agreement that adversely affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders

Subject to Section 9.06 and except as provided below in this Section 9.02, the Issuer,the Trustee and the Security Trustee (to the extent party thereto) may amend or supplement this Indenture (including, without limitation, Sections 3.11, 4.10 and 4.14), the Notes, the Covenant Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Proceeds Loan Agreement (including the Proceeds Loan and the Proceeds Loan Guarantees thereunder) (only to the extent consent of Holders is required), each applicable Intercreditor Agreement and any Additional Intercreditor Agreement with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or a tender offer or exchange offer for, the Notes), and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture, the Notes, the Covenant Agreement, the Note Security Documents, the Proceeds Loan Collateral Documents, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Proceeds Loan Agreement (including the Proceeds Loan and the Proceeds Loan Guarantees thereunder), each applicable Intercreditor Agreement including the Holdco Intercreditor Agreement and any Additional Intercreditor Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for the Notes).

Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02, the Trustee will join with the Issuer in the execution of such amended or supplemental Indenture unless such amended or supplemental indenture directly adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

However, without the consent of the Holders of at least 90% of the aggregate principal amount of then outstanding Notes, an amendment, supplement or waiver under this Section 9.02 may not:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest or Additional Amounts on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (i) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed under Section 3.07 (other than the notice provisions) or (ii) reduce the premium payable upon repurchase of any Note or change the time at which any Note is to be repurchased pursuant to Section 3.11, Section 4.10 or Section 4.14, at any time after the obligation to repurchase has arisen;

(5) make any Note payable in money other than that stated in the Note (except to the extent the currency stated in the Note has been succeeded or replaced pursuant to applicable law);

(6) impair the right of any Holder to receive payment of, premium, if any, principal of or interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes; or

(7) make any change to this Section 9.02.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, no amendment or supplement may:

(A) release any Proceeds Loan Guarantor from any of its obligations under its Proceeds Loan Guarantee or modify any Proceeds Loan Guarantee, except, in each case, in accordance with the terms of this Indenture and the Intercreditor Agreement; or

(B) modify any Note Security Document or any Proceeds Loan Collateral Document or the provisions in this Indenture dealing with the Note Security Documents, the Proceeds Loan Collateral Documents, or application of trust moneys in any manner, taken as a whole, materially adverse to the Holders or otherwise release all or substantially all of the Note Collateral or the Proceeds Loan Collateral other than pursuant to the terms of the Note Security Documents, the Proceeds Loan Collateral Documents, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, each applicable Intercreditor Agreement, any Additional Intercreditor Agreement, as applicable, or as otherwise permitted by this Indenture.

Section 9.03 [Reserved]

Section 9.04 Revocation and Effect of Consents

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Issuer in exchange for all Notes may issue and the Authenticating Agent shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee/Security Trustee to Sign Amendments, etc.

The Trustee and the Security Trustee, as applicable, will sign any amended or supplemental Indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Issuer may not sign an amended or supplemental Indenture until the Board of Directors of the Issuer approves it. In executing any amended or supplemental Indenture, the Trustee will be entitled to receive and (subject to Section 7.01) will be fully protected in relying upon, in addition to the documents required by Section 14.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental Indenture or other document is authorized or permitted by or not in breach of this Indenture and that such amendment is the legal, valid and binding obligation of the Issuer enforceable against it in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Indenture.

ARTICLE 10

GUARANTEES

Section 10.01 Releases.

The Proceeds Loan Borrower will not cause or permit, directly or indirectly, any Proceeds Loan Guarantee to be released, except that a Proceeds Loan Guarantee will be automatically and unconditionally released:

(1) upon the sale or other disposition of all or substantially all of the Capital Stock of the relevant Proceeds Loan Guarantor pursuant to an Enforcement Sale as provided for in the applicable Intercreditor Agreement or as otherwise provided for under the applicable Intercreditor Agreement;

(2) in the case of a Subsidiary Proceeds Loan Guarantee, upon the sale or other disposition (including through merger or consolidation but other than pursuant to an Enforcement Sale) in compliance with this Indenture of the Capital Stock of the relevant Subsidiary Proceeds Loan Guarantor (whether directly or through the disposition of a parent thereof), following which such Subsidiary Proceeds Loan Guarantor is no longer a Restricted Subsidiary, an Affiliate Proceeds Loan Obligor or an Affiliate Subsidiary (other than a sale or other disposition to the Company, any Affiliate Proceeds Loan Obligor or a Restricted Subsidiary);

(3) in the case of a Proceeds Loan Guarantor that is prohibited or restricted by applicable Law from guaranteeing the Proceeds Loan;

(4) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Articles 8 or 12, respectively;

(5) in the case of any Proceeds Loan Guarantee provided by a Parent of the Proceeds Loan Borrower, if such Proceeds Loan Guarantor ceases to be a Parent of the Proceeds Loan Borrower;

(6) with respect to an Additional Proceeds Loan Guarantee given pursuant to Section 4.15, upon release of the guarantee that gave rise to the requirement to issue such Additional Proceeds Loan Guarantee so long as no Event of Default would arise as a result and no other Indebtedness that would give rise to an obligation to give an Additional Proceeds Loan Guarantee is at that time guaranteed by the relevant Proceeds Loan Guarantor;

(7) upon the release or discharge of such Proceeds Loan Guarantor from its guarantee of Indebtedness of the Company, any Affiliate Proceeds Loan Obligor and the Proceeds Loan Guarantors under any Senior Indebtedness (including by reason of the termination of the agreement, document or instrument governing such Senior Indebtedness) and/or the guarantee that resulted in the obligation of such Proceeds Loan Guarantor to guarantee the Proceeds Loan, if such Proceeds Loan Guarantor would not then otherwise be required to guarantee the Proceeds Loan pursuant to this Indenture (and treating any guarantees of such Proceeds Loan Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such guarantee;

(8) in the case of a Subsidiary Proceeds Loan Guarantee, if the relevant Proceeds Loan Guarantor is designated as an Unrestricted Subsidiary in compliance with Section 4.07;

(9) as a result of a transaction permitted by, and in compliance with, Section 5.01;

(10) if such Proceeds Loan Guarantor is an Affiliate Subsidiary and such Affiliate Subsidiary becomes a Subsidiary of or is merged into or with the Company, any Affiliate Proceeds Loan Obligor, another Restricted Subsidiary of the Company or any Affiliate Proceeds Loan Obligor which is not an Affiliate Subsidiary, any Affiliate Proceeds Loan Obligor or a Proceeds Loan Guarantor;

(11) as described under Article 9;

(12) upon the full and final payment and performance of all obligations of the Issuer under this Indenture and the Notes;

(13) as a result of, and in connection with, any Solvent Liquidation;

(14) pursuant to an enforcement in accordance with the Intercreditor Agreement; or

(15) other than in the case of the Parent Proceeds Loan Guarantee of the direct Parent of the New Senior Debt Obligor and any remaining Affiliate Proceeds Loan Obligor (as defined below), upon the consummation of the Group Refinancing Transactions (including the Proceeds Loan Borrower Change) on the Group Refinancing Effective Date.

The Issuer shall take all necessary actions, including the granting of releases or waivers under the Intercreditor Agreement, to effectuate any release in accordance with these provisions.

Section 10.02 Parent Proceeds Loan Guarantee and Additional Parent Proceeds Loan Guarantees

On the Group Refinancing Effective Date, only the direct Parent of the New Senior Debt Obligor (the “Initial Parent Proceeds Loan Guarantor”) will guarantee (the “Initial Parent Proceeds Loan Guarantee”) as primary obligor and not merely as surety, on a senior basis the full and punctual payment when due, whether at maturity, by acceleration or otherwise, all payment obligations of the Proceeds Loan Borrower under the Proceeds Loan, whether for payment of principal of or interest on or in respect of the Proceeds Loan, fees, expenses, indemnification or otherwise. All other guarantees of the Proceeds Loan prior to the Group Refinancing Effective Date will be automatically and unconditionally released.

The obligations of the Initial Parent Proceeds Loan Guarantor under its Initial Parent Proceeds Loan Guarantee will be limited as necessary to prevent the relevant Initial Parent Proceeds Loan Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law.

From time to time following the Group Refinancing Effective Date, a Parent may be designated as an additional Parent Proceeds Loan Guarantor of the Proceeds Loan (an “Additional Parent Proceeds Loan Guarantor”, together with the Initial Parent Proceeds Loan Guarantor, the “Parent Proceeds Loan Guarantors”) by causing it to execute and deliver to the to the Issuer an accession agreement to the Proceeds Loan Agreement.

Each Additional Parent Proceeds Loan Guarantor will, jointly and severally, with the Initial Parent Proceeds Loan Guarantors and each other Additional Parent Proceeds Loan Guarantor, irrevocably guarantee (each guarantee, an “Additional Parent Proceeds Loan Guarantee”, together with the Initial Parent Proceeds Loan Guarantees, the “Parent

Proceeds Loan Guarantees”; the Parent Proceeds Loan Guarantees together with the Subsidiary Proceeds Loan Guarantees, the “Proceeds Loan Guarantees”), as primary obligor and not merely as surety, on a senior or senior subordinated basis the full and punctual payment when due, whether at maturity, by acceleration or otherwise, all payment obligations of the Proceeds Loan Borrower under the Proceeds Loan, whether for payment of principal of or interest on or in respect of the Proceeds Loan, fees, expenses, indemnification or otherwise. The obligations of any Additional Parent Proceeds Loan Guarantor will be contractually limited under its Additional Parent Proceeds Loan Guarantee to prevent the relevant Additional Parent Proceeds Loan Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law. Any Additional Parent Proceeds Loan Guarantee shall be issued on substantially the same terms as the Parent Proceeds Loan Guarantees. For purposes of this Indenture, references to the Parent Proceeds Loan Guarantees include references to any Additional Parent Proceeds Loan Guarantees and references to the Proceeds Loan Guarantors include references to any Additional Parent Proceeds Loan Guarantors. Any Parent that provides a Parent Proceeds Loan Guarantee shall be referred to herein as a “Parent Proceeds Loan Guarantor”.

Section 10.03 Additional Subsidiary Proceeds Loan Guarantees.

The Company or the Affiliate Proceeds Loan Obligor (as defined below) may from time to time, following the Group Refinancing Effective Date, designate a Restricted Subsidiary or an Affiliate as an additional guarantor of the Proceeds Loan (an “Additional Subsidiary Proceeds Loan Guarantor”, together with any Additional Parent Proceeds Loan Guarantor, an “Additional Proceeds Loan Guarantor” and together with the Initial Parent Proceeds Loan Guarantor, the “Proceeds Loan Guarantors”) by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement, pursuant to which such Restricted Subsidiary or Affiliate will become a Proceeds Loan Guarantor.

Each Additional Subsidiary Proceeds Loan Guarantor will, jointly and severally, with the Proceeds Loan Guarantors and each other Additional Subsidiary Proceeds Loan Guarantor, irrevocably guarantee (each guarantee, an “Additional Subsidiary Proceeds Loan Guarantee”, together with any Additional Parent Proceeds Loan Guarantee, an “Additional Proceeds Loan Guarantee” and together with the Initial Parent Proceeds Loan Guarantee, the “Additional Subsidiary Proceeds Loan Guarantees”), as primary obligor and not merely as surety, on a senior or senior subordinated basis the full and punctual payment when due, whether at maturity, by acceleration or otherwise, all payment obligations of the Proceeds Loan Borrower under the Proceeds Loan, whether for payment of principal of or interest on or in respect of the Proceeds Loan, fees, expenses, indemnification or otherwise.

The obligations of any Additional Subsidiary Proceeds Loan Guarantor will be contractually limited under its Additional Subsidiary Proceeds Loan Guarantee to prevent the relevant Additional Subsidiary Proceeds Loan Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law. For purposes of this Indenture, references to the Subsidiary Proceeds Loan Guarantees include references to any Additional Subsidiary Proceeds Loan Guarantees and references to the Subsidiary Proceeds Loan Guarantors include references to any Additional Subsidiary Proceeds Loan Guarantors. Any Subsidiary that provides an Additional Subsidiary Proceeds Loan Guarantee shall be referred to herein as a “Subsidiary Proceeds Loan Guarantor”. An Additional Subsidiary Proceeds Loan Guarantee provided by any Subsidiary shall be referred to herein as a “Subsidiary Proceeds Loan Guarantee”.

If an Additional Proceeds Loan Guarantor is a member of the Senior Secured Restricted Group (each, a “Subordinated Subsidiary Proceeds Loan Guarantor”), its Additional Proceeds Loan Guarantee will be the senior subordinated obligation of such Subordinated Subsidiary Proceeds Loan Guarantor, and will be expressly subordinated to the relevant senior secured Indebtedness (including the CWC Credit Facilities and the guarantees thereof) pursuant to the terms of the New Intercreditor Agreement.

Section 10.04 Affiliate Proceeds Loan Obligor and Affiliate Subsidiaries

The Company may from time to time designate an Affiliate as an Affiliate Proceeds Loan obligor (each an “Affiliate Proceeds Loan Obligor”) by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement whereby such Affiliate Proceeds Loan Obligor will provide a Proceeds Loan Guarantee (the “Affiliate Proceeds Loan Obligor Guarantee”) and accede as an Affiliate Proceeds Loan Obligor (the “Affiliate Proceeds Loan Obligor Accession”), provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Concurrently with the Affiliate Proceeds Loan Obligor Accession, the Parent of the Affiliate Proceeds Loan Obligor will enter into a pledge of all of the issued Capital Stock of the Affiliate Proceeds Loan Obligor (which will rank pari passu with the Company Share Pledge taking into account the Intercreditor Agreement or any Additional Intercreditor Agreement) as security for the Affiliate Proceeds Loan Obligor Guarantee. In this Indenture, references to the Affiliate Proceeds Loan Obligor include all Affiliate Proceeds Loan Obligors so designated from time to time.

The Company may designate an Affiliate as an Affiliate Subsidiary by causing it to execute and deliver to the Issuer an accession agreement to the Proceeds Loan Agreement whereby the Affiliate Subsidiary will provide a Proceeds Loan Guarantee (the “Affiliate Subsidiary Accession”); provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

ARTICLE 11

SECURITY

Section 11.01 Note Security Documents

The due and punctual payment of the principal of and premium, interest and Additional Amounts, if any, on the Notes when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of and interest and Additional Amounts (to the extent permitted by law), if any, on the Notes, and performance of all other monetary obligations of the Issuer to the Holders or the Trustee under this Indenture or the Notes, according to the terms hereunder or thereunder, are secured as provided in the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement. Each Holder, by its acceptance thereof, consents and agrees to the terms of the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement as the same may be in effect or may be amended from time to time in accordance with their terms, and authorizes and directs the Trustee and the Security Trustee to enter into the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement and to perform their respective obligations and exercise their respective rights thereunder in accordance therewith. The Issuer will deliver to the Trustee copies of all documents delivered to the Security Trustee pursuant to the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement. The Issuer will take, upon request of the Trustee or the Security Trustee, any and all actions reasonably required to cause the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement to create and maintain, as security for the Obligations of the Issuer hereunder, a valid and enforceable perfected Lien in and on the relevant Note Collateral in favor of the Security Trustee.

Section 11.02 Release of the Note Collateral

The Issuer will not cause or permit, directly or indirectly, any Lien on the Note Collateral to be released, except that the Liens on the Note Collateral will be automatically and unconditionally released:

(1) upon the full and final payment and performance of all obligations of the Issuer under this Indenture and the Notes;

(2) to release and/or re-take a Lien on the Note Collateral to the extent otherwise permitted by the terms of this Indenture (including, without limitation, as may be permitted by Section 4.17);

(3) with the consent of Holders of at least seventy-five percent (75%) in aggregate principal amount of the outstanding Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes);

(4) following an Event of Default under this Indenture or a default under other Indebtedness secured by the Note Collateral, pursuant to an enforcement in accordance with the Collateral Sharing Agreement;

(5) upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes as provided in Articles 8 or 12, respectively;

(6) upon consummation of the CWC Group Assumption in accordance with Section 5.03; or

(7) in accordance with the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement.

In addition, the security interests created by the Note Security Documents will be released in accordance with the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement.

Subject to the provisions of Section 7.01 and 7.02, upon certification by the Issuer, the Trustee and the Security Trustee shall take all necessary actions, including the granting of releases or waivers under the Collateral Sharing Agreement, or any Additional Collateral Sharing Agreement to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications to the satisfaction of the Trustee and the Security Trustee. The Security Trustee and/or Trustee (as applicable) will agree to any release of the security interests created by the Note Security Documents that is in accordance with this Indenture, the Note Security Documents, the Collateral Sharing Agreement and any Additional Collateral Sharing Agreement without requiring any consent of the Holders.

Section 11.03 Proceeds Loan Collateral

The obligations of the Proceeds Loan Obligors under the Proceeds Loan will (i) within 60 Business Days of the Group Refinancing Effective Date, be secured by only the Capital Stock of the Company (the “Company Share Pledge”). The Company Share Pledge will be governed by the laws of the relevant Approved Jurisdiction in which the Fold-in Issuer is organized. The Liens will be limited as necessary to recognize certain defenses generally available to providers of Liens (including those that relate to fraudulent conveyance or transfer, thin capitalization, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law. The Company Share Pledge together with any other additional security interests that may in the future be pledged to secure obligations under the Proceeds Loan is referred to as the “Proceeds Loan Collateral”.

Subject to the terms of the Holdco Intercreditor Agreement, the Issuer, as lender under the Proceeds Loan and other secured creditors will share equally in respect of any recoveries from the Proceeds Loan Collateral. In addition, pursuant to any Additional Intercreditor Agreement entered into after the Group Refinancing Effective Date in compliance with this Indenture and the Covenant Agreement, the Proceeds Loan Collateral may be pledged to secure other Indebtedness.

The agreements entered into between, among others, the Proceeds Loan Obligors and the Security Agent pursuant to which security interests in the Proceeds Loan Collateral are granted to secure the Proceeds Loan and the Proceeds Loan Guarantees from time to time are referred to as the “Proceeds Loan Collateral Documents”.

Section 11.04 Release of Proceeds Loan Collateral

The Proceeds Loan Borrower will not cause or permit, directly or indirectly, any Lien on the Proceeds Loan Collateral to be released, except that the Liens on the Proceeds Loan Collateral will be automatically and unconditionally released and discharged:

(1) upon the full and final payment and performance of all obligations of the Proceeds Loan Borrower and the Proceeds Loan Guarantors under the Proceeds Loan and the Proceeds Loan Guarantees;

(2) to release and/or re-take a Lien on the Proceeds Loan Collateral to the extent otherwise permitted by the terms of this Indenture (including, without limitation, as may be permitted by Section 4.17);

(3) in the event of a sale or disposition (including through merger or consolidation but other than pursuant to an enforcement in accordance with the applicable Intercreditor Agreement) of assets included in the Proceeds Loan Collateral to a Person that is not (either before or after giving effect to such transaction) the Company, the Affiliate Proceeds Loan Obligor or a Restricted Subsidiary, provided that such sale or disposition is in compliance with this Indenture, including but not limited to the provisions described under Section 4.10 or in connection with any other release of a Restricted Subsidiary from its obligations as a Subsidiary Proceeds Loan Guarantor permitted under this Indenture;

(4) if the Lien is on the Capital Stock of an Affiliate Subsidiary or any of the Proceeds Loan Borrower’s or Affiliate Proceeds Loan Obligor’s Subsidiaries, or an asset of an Affiliate Subsidiary, the Proceeds Loan Borrower, the Affiliate Proceeds Loan Obligor or any of their respective Subsidiaries, in connection with any sale or disposition of Capital Stock of an Affiliate Subsidiary or any of the Proceeds Loan Borrower’s or Affiliate Proceeds Loan Obligor’s respective Subsidiaries to a Person that is not (either before or after giving effect to such transaction) the Proceeds Loan Borrower, the Affiliate Proceeds Loan Obligor or a Restricted Subsidiary; provided that such sale or disposition is in compliance with this Indenture, including the provisions described in Section 4.10, or if the applicable Subsidiary of which such Capital Stock or assets are pledged is designated as an Unrestricted Subsidiary in compliance with this Indenture;

(5) if the Proceeds Loan Collateral (other than the Company Share Pledge) is owned by a Proceeds Loan Guarantor that is released from its Proceeds Loan Guarantee in accordance with the terms of this Indenture;

(6) in connection with any transfer of the Capital Stock of the Company, the Affiliate Proceeds Loan Obligor and their Restricted Subsidiaries, or issuance of new Capital Stock of the Company, the Affiliate Proceeds Loan Obligor and their Restricted Subsidiaries, pursuant to the Post-Closing Reorganizations or otherwise in compliance with this Indenture; provided that the transferee or recipient of the Capital Stock of the Company or the Affiliate Proceeds Loan Obligor grants a pledge over the Capital Stock of the Company or the Affiliate Proceeds Loan Obligor (having the same ranking as prior to such transfer or issuance taking the Intercreditor Agreement or any Additional Intercreditor Agreement into account) held by such transferee or recipient following the completion of the relevant Post-Closing Reorganizations for the benefit of the Issuer as lender under the Proceeds Loan substantially concurrently with the consummation of such transfer;

(7) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Article 8 or Article 12, respectively, in each case in accordance with the terms and conditions of this Indenture;

(8) in connection with any merger or other transaction permitted by, and in compliance with Section 5.01; provided that the Successor Company in any such transaction or the transferee or recipient of the Capital Stock of the Company, the Affiliate Proceeds Loan Obligor, or a Proceeds Loan Guarantor, as applicable, grants new security for the benefit of the Issuer as lender under the Proceeds Loan over the assets or property or Capital Stock that were subject to the Liens being released (having the same ranking as such Liens prior to such merger or other transaction, taking each applicable Intercreditor Agreement or any Additional Intercreditor Agreement into account) substantially concurrently with the consummation of such merger or other transaction;

(9) if the Proceeds Loan Collateral constitutes assets at such time as those assets are transferred to a Receivables Entity pursuant to a Qualified Receivables Transaction, and with respect to any Securitization Obligation that is transferred, in one or more transactions, to a Receivables Entity; and

(10) with the consent of Holders of at least seventy-five per cent (75%) in aggregate principal amount of the outstanding Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes);

(11) following an Event of Default under this Indenture or a default under other Indebtedness secured by the Proceeds Loan Collateral, pursuant to an enforcement in accordance with each applicable Intercreditor Agreement (as defined below) or any Additional Intercreditor Agreement (as defined below);

(12) as described under Article 9;

(13) as a result of, and in connection with, any Solvent Liquidation; or

(14) in accordance with the Proceeds Loan Collateral Documents and the applicable Intercreditor Agreement.

Section 11.05 Limitations on the Collateral

The Security Interest will be limited as necessary to recognize certain defenses generally available to providers of Security Interest (including those that relate to fraudulent conveyance or transfer, thin capitalization, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

Section 11.06 Authorization of Actions to Be Taken by the Security Trustee

Subject to the provisions of Section 7.01 and 7.02, the Security Trustee may, at the direction and for the benefit of the Trustee or the requisite Holders, take all actions it deems necessary or appropriate in order to:

(1) enforce any of the terms of the Note Security Documents;

(2) release any Lien created by any Note Security Document or Guarantees in accordance with the terms of this Indenture or the Intercreditor; and

(3) collect and receive any and all amounts payable in respect of the obligations of any Issuer or Guarantor hereunder.

The Security Trustee, at the direction and for the benefit of the Trustee or the requisite Holders, will have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Note Security Documents, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, the Intercreditor Agreement, any Additional Intercreditor Agreement or this Indenture, and such suits and proceedings as the Security Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders or of the Trustee).

Notwithstanding any other provision of this Indenture, neither the Trustee nor the Security Trustee has any responsibility for the validity, perfection, priority or enforceability of any Lien, Note Security Document or other security interest and shall have no obligation to take any action to procure or maintain such validity, perfection, priority or enforceability nor shall either the Trustee or the Security Trustee be responsible for the sufficiency, validity or adequacy of any security granted by the Note Security Documents.

Section 11.07 Authorization of Receipt of Funds by the Security Trustee Under the Note Security Documents

The Security Trustee is authorized to receive any funds for the benefit of the Holders distributed under the Note Security Documents, and to make further distributions of such funds to the Trustee, for further distribution to the Holders according to the provisions of this Indenture, the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement and the Note Security Documents. All such payments to the Security Trustee, or upon its order, shall be valid and, to the extent of the same so paid, effective to satisfy and discharge the liability for moneys payable under the Notes, this Indenture and the Note Security Documents.

Section 11.08 Waiver of subrogation

Each Issuer and Grantor under the Note Security Documents agrees that it shall not exercise any right of subrogation in relation to the Holders in respect of any obligations secured pursuant to the Note Security Documents until payment in full of all obligations secured thereby.

Section 11.09 Termination of Security Interest

Upon the payment in full of all obligations of the Issuer under this Indenture and the Notes, or upon Legal Defeasance, the Trustee will, at the request of the Issuer, deliver a certificate to the Security Trustee stating that such obligations have been paid in full, and instruct the Security Trustee to release the Liens pursuant to this Indenture and the Note Security Documents.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge

(a) This Indenture, the Note Security Documents, the Covenant Agreement, and, subject to Section 7.07, the rights, duties and obligations of the Trustee, the Security Trustee and the Holders under the Collateral Sharing Agreement, any Additional Collateral Sharing Agreement, each applicable Intercreditor Agreement, the Holdco Intercreditor Agreement or any Additional Intercreditor Agreement will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to a Paying Agent or Registrar for cancellation; or

(B) (i) all Notes that have not been delivered to a Paying Agent or Registrar for cancellation (a) have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or (b) will become due and payable within one year and (ii) the Issuer or a Proceeds Loan Obligor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash, Cash Equivalents, U.S. Government Obligations or a combination thereof, in each case, denominated in U.S. dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to a Paying Agent or Registrar for cancellation for principal, premium and Additional Amounts (if any) and accrued interest to the date of maturity or redemption;

(2) the Issuer has paid or caused to be paid all other amounts payable by it under this Indenture; and

(3) the Issuer or the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b) In addition, the Company must deliver to the Trustee and the Security Trustee an Officer’s Certificate and an Opinion of Counsel, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) In addition, if:

(1) part of the Notes (the “Called Notes”) have become irrevocably due and payable by reason of the mailing or delivery of an unconditional notice of redemption or otherwise;

(2) the Issuer or any Proceeds Loan Obligor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, with respect to the Called Notes, cash, Cash Equivalents, US Government Obligations or a combination thereof, in each case, denominated in dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Called Notes for principal, premium and Additional Amounts (if any) and accrued interest to the Redemption Date; and

(3) the Company or any Affiliate Proceeds Loan Obligor has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Called Notes on the Redemption Date,

then the Called Notes will not constitute Indebtedness under this Indenture, In addition, the Company must deliver to the Trustee and the Security Trustee an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to such Notes not constituting Indebtedness have been satisfied.

(d) Notwithstanding the satisfaction and discharge of this Indenture if money has been deposited with the Trustee pursuant to Section 12.01(a)(1)(B), the provisions of Sections 11.02 and 8.06 will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money

Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 12.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01; provided that if the Issuer has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 13

[RESERVED]

EXHIBIT J

EXHIBIT J

POST-GROUP REFINANCING TRANSACTIONS FOLD-IN COVENANT SCHEDULE

EXHIBIT J

J-i

ARTICLE 11
SECURITY

Section 11.01	[Reserved]	146
Section 11.02	[Reserved]	146
Section 11.03	Security	146
Section 11.04	Release of Collateral	147
Section 11.05	Limitations on the Collateral	148
Section 11.06	Authorization of Actions to Be Taken by the Security Agent	149
Section 11.07	Authorization of Receipt of Funds by the Security Agent Under the Security Documents	149
Section 11.08	Waiver of subrogation	149
Section 11.09	Termination of Security Interest	150

ARTICLE 12
SATISFACTION AND DISCHARGE

Section 12.01	Satisfaction and Discharge	150
Section 12.02	Application of Trust Money	151

ARTICLE 13
[RESERVED]

ARTICLE 1

DEFINITIONS AND INCORPORATION

BY REFERENCE

Section 1.01 Definitions

“144A Global Note” means one or more Global Notes substantially in the form of Exhibit A bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 144A.

“2016 Liberty Acquisition” means the acquisition by Liberty Global, directly or indirectly, of Cable & Wireless Communications Limited.

“2015 Columbus Acquisition” refers to the acquisition on March 31, 2015 of the Columbus Group by C&W Communications and its subsidiaries.

“2015 Columbus Carve-Out” means the transfer of the Columbus Carve-Out Entities and the Columbus Carve-Out Receivable from Columbus Networks Limited to the Columbus SPV Transferee pending receipt of the regulatory approval from the U.S. Federal Communications Commission, in connection with the 2015 Columbus Acquisition.

“2016 Transactions” means (1) the 2016 Liberty Acquisition, (2) a cross-border merger between Cable & Wireless Communications Limited with LG Coral Mergerco Limited and LGE Coral Mergerco B.V., subsidiaries of the Ultimate Parent and the formation of C&W Communications, a new company under the Companies (Cross-Border Mergers) Regulations 2007 (UK), in each case, in connection with the 2016 Liberty Acquisition, (3) the payment of the Special Dividend and/or the making of any intercompany loans, distributions or contributions by LGE Coral Holdco Limited (or another subsidiary of the Ultimate Parent) to C&W Communications to the fund the payment of the Special Dividend, (4) the making of any dividend, loan or other investment to a Parent in an aggregate principal amount necessary to prepay any borrowings under the interim credit agreement dated as of November 16, 2015 by and among LGE Coral Holdco Limited and the lenders party thereto (as amended from time to time), (5) any transaction required pursuant to, or in connection with, clauses (1), (2), (3) or (4) above (including, without limitation, any transaction taken pursuant to the C&W Co-operation Agreement or pursuant to any agreement with or condition set by any antitrust or regulatory authority) and (6) the payment of fees, costs, expenses in connection with the above.

“2019 Sterling Bonds” means Cable & Wireless International Finance B.V.’s 8 5⁄8% guaranteed bonds due 2019 issued pursuant to the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Refinancing Date” means the date that the 2019 Sterling Bonds have been refinanced in full in accordance with this Indenture or otherwise redeemed and repaid in full in accordance with the 2019 Sterling Bonds Trust Deed.

“2019 Sterling Bonds Trust Deed” means the principal trust deed dated March 27, 1992, between, among others, Cable and Wireless International Finance B.V., as issuer, and the Royal Exchange Trust Company Limited, as trustee, as amended, supplemented or otherwise modified from time to time.

“Acquired Indebtedness” means Indebtedness (i) of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)	any property or assets (other than Indebtedness and Capital Stock) to be used by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in a Related Business or are otherwise useful in a Related Business (it being understood that capital expenditure on property or assets already used in a Related Business or to replace any property or assets that are the subject of such Asset Disposition or any operating expenses Incurred in the day-to-day operations of a Related Business shall be deemed an Investment in Additional Assets);

(2)	the Capital Stock of a Person that is engaged in a Related Business and becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary.

“Additional Notes” means additional Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.01(e), 2.02 and 4.09, as part of the same series as the Initial Notes.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Affiliate Subsidiary” refers to any Subsidiary of the Ultimate Parent (other than a Subsidiary of the Fold-In Issuer, or the Affiliate Issuer) that provides a Note Guarantee following the Group Refinancing Effective Date.

“Agent” means any Registrar, co-registrar, transfer agent, Paying Agent or additional paying agent.

“Applicable Premium” means, with respect to a Note, at any Redemption Date prior to September 15, 2022, the excess of (1) the present value at such Redemption Date of (a) the redemption price of such Note on September 15, 2022 (such redemption price being described under Section 3.07(c) exclusive of any accrued and unpaid interest) plus (b) all required remaining scheduled interest payments due on such Note through September 15, 2022 (but excluding accrued and unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate plus 50 basis points over (2) the principal amount of such Note on such Redemption Date.

“Applicable Procedures” means, with respect to any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of the Depositary that apply to such transfer or exchange.

“Approved Jurisdiction” means any of the following: any member state of the European Union that is a member of the European Union on the Issue Date, Barbados, Bermuda, the Cayman Islands, England and Wales, the Netherlands, the United States of America, any State of the United States of America or the District of Columbia.

“Asset Disposition” means any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than an operating lease entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Fold-In Issuer, the Affiliate Issuer, or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition by a Restricted Subsidiary to the Fold-In Issuer or the Affiliate Issuer or by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity) to a Restricted Subsidiary;

(2)	the sale or disposition of cash, Cash Equivalents or Investment Grade Securities in the ordinary course of business;

(3)	a disposition of inventory, equipment, trading stock, communications capacity or other assets in the ordinary course of business;

(4)	a sale, lease, transfer or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of obsolete, surplus, or worn out equipment or other equipment and assets that are no longer useful in the conduct of the business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries;

(5)	transactions permitted under Section 5.01 or a transaction that constitutes a Change of Control;

(6)	an issuance of Capital Stock or other securities by a Restricted Subsidiary to the Fold-In Issuer, the Affiliate Issuer or to another Restricted Subsidiary;

(7)	(a) for purposes of Section 4.10 only, the making of a Permitted Investment or a disposition permitted to be made under Section 4.07 or (b) solely for the purpose of Section 4.10(b)(3), a disposition, the proceeds of which are used to make Restricted Payments permitted to be made under Section 4.07 or Permitted Investments;

(8)	dispositions of assets of the Fold-In Issuer, the Affiliate Issuer, or any Restricted Subsidiary, or the issuance or sale of Capital Stock of any Restricted Subsidiary in a single transaction or series of related transactions with an aggregate fair market value in any calendar year of less than the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(9)	dispositions in connection with Permitted Liens;

(10)	dispositions of receivables or related assets in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11)	the assignment, licensing or sublicensing of intellectual property or other general intangibles and assignments, licenses, sublicenses, leases or subleases of spectrum or other property;

(12)	foreclosure, condemnation or similar action with respect to any property, securities, or other assets;

(13)	the sale or discount (with or without recourse, and on customary or commercially reasonable terms) of receivables arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(14)	sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity, and Investments in a Receivables Entity consisting of cash or Securitization Obligations;

(15)	a transfer of Receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction” (or a fractional undivided interest therein) by a Receivables Entity in a Qualified Receivables Transaction;

(16)	any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary;

(17)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(18)	any surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(19)	(a) disposals of assets, rights or revenue not constituting part of the Distribution Business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, and (b) other disposals of non-core assets acquired in connection with any acquisition permitted under this Indenture;

(20)	any disposition or expropriation of assets or Capital Stock which the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary is required by, or made in response to concerns raised by, a regulatory authority or court of competent jurisdiction including, for the avoidance of doubt, any such disposition or expropriation of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo required by, or made in response to, concerns raised by any such regulatory authority in connection with the 2015 Columbus Acquisition or the 2016 Transactions;

(21)	any disposition of other interests in other entities in an amount not to exceed $10.0 million;

(22)	any disposition of real property, provided that the fair market value of the real property disposed of in any calendar year does not exceed the greater of $200.0 million and 3.0% of Total Assets (with unused amounts in any calendar year being carried over to the next succeeding year, subject to a maximum of the greater of $200.0 million and 3.0% of Total Assets of carried over amounts for any calendar year);

(23)	any disposition of assets to a Person who is providing services related to such assets, the provision of which have been or are to be outsourced by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary to such Person;

(24)	any disposition of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements; provided that any cash or Cash Equivalents received in such disposition is applied in accordance with Section 4.10;

(25)	any sale or disposition with respect to property built, repaired, improved, owned or otherwise acquired by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary pursuant to customary sale and lease-back transactions, asset securitizations and other similar financings permitted by this Indenture;

(26)	any disposition of Capital Stock or assets of Telecommunications Services of Trinidad and Tobago or TSTT HoldCo;

(27)	contractual arrangements under long-term contracts with customers entered into by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in the ordinary course of business which are treated as sales for accounting purposes; provided that there is no transfer of title in connection with such contractual arrangement;

(28)	[Reserved];

(29)	the sale or disposition of the Towers Assets;

(30)	any dispositions constituting the surrender of tax losses by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (A) to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; (B) to the Ultimate Parent or any of its Subsidiaries (other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary); or (C) in order to eliminate, satisfy or discharge any tax liability of any Person that was formerly a Subsidiary of the Ultimate Parent which has been disposed of pursuant to which a disposal permitted by the terms of this Indenture, to the extent that the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary would have a liability (in the form of an indemnification obligation or otherwise) to one or more Persons in relation to such tax liability if not so eliminated, satisfied or discharged;

(31)	any disposition reasonably required in connection with the Group Refinancing Transactions; and

(32)	any other disposition of assets comprising in aggregate percentage value of 10.0% or less of Total Assets.

In the event that a transaction (or any portion thereof) meets the criteria of a disposition permitted under clauses (1) through (32) above and would also be a Restricted Payment permitted to be made under Section 4.07 or a Permitted Investment, the Fold-In Issuer, in its sole discretion, will be entitled to divide and classify such transaction (or a portion thereof) as a disposition permitted under clauses (1) through (32) above and/or one or more of the types of Restricted Payments permitted to be made under Section 4.07 or Permitted Investments.

“Authenticating Agent” means each Person authorized pursuant to Section 2.02 to authenticate Notes and any Person authorized pursuant to Section 2.02 to act on behalf of the Trustee to authenticate Notes.

“Authorized Person” means any person who is designated by the Fold-In Issuer to give Instructions to the Trustee or the Agents under the terms of this Indenture pursuant to one or more incumbency certificates (which may be amended or updated from time to time) delivered to the Trustee and the Agents containing the specimen signature of such person.

“Bail-in Legislation” means in relation to a member state of the European Economic Area which has implemented, or which at any time implements, the BRRD, the relevant implementing law, regulation, rule or requirement as described in the EU Bail-in Legislation Schedule from time to time.

“Bail-in Powers” means any Write-down and Conversion Powers as defined in the EU Bail-in Legislation Schedule, in relation to the relevant Bail-in Legislation.

“Bank Products” means (i) any facilities or services related to cash management, cash pooling, treasury, depository, overdraft, commodity trading or brokerage accounts, credit or debit card, p-cards (including purchasing cards or commercial cards), electronic funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting and trade financial services or other cash management and cash pooling arrangements and (ii) daylight exposures of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in respect of banking and treasury arrangements entered into in the ordinary course of business.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The term “beneficially held,” “beneficial holding” and “beneficial ownership” have a corresponding meaning.

“Bankruptcy Law” means Title 11, United States Bankruptcy Code of 1978, or any similar United States federal or state law or relevant law in any jurisdiction or organization or similar foreign law (including, without limitation, laws of Ireland relating to moratorium, bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors) or any amendment to, succession to or change in any such law.

“Board of Directors” means, as to any Person, the board of directors of such Person or any duly authorized committee thereof; provided that (i) if and for so long as the Fold-In Issuer or the Affiliate Issuer is a Subsidiary of the Ultimate Parent, any action required to be taken under this Indenture by the Board of Directors of the Fold-In Issuer or the Affiliate Issuer can, in the alternative, at the option of the Fold-In Issuer or the Affiliate Issuer, be taken by the Board of Directors of the Ultimate Parent and (ii) following consummation of a Spin-Off, any action required to be taken under this Indenture by the Board of Directors of the Fold-In Issuer or the Affiliate Issuer can, in the alternative, at the option of the Fold-In Issuer or the Affiliate Issuer, be taken by the Board of Directors of the Spin Parent.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant.

“BRRD” means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

“BRRD Liability” means a liability in respect of which the relevant Write Down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

“BRRD Party” means any Agent subject to Bail-in Powers.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in the Netherlands, New York, New York, Dublin, Ireland or London, England are authorized or required by law to close.

“Business Division Transaction” means any creation or participation in any joint venture with respect to any assets, undertakings and/or businesses of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries which comprise all or part of the Fold-In Issuer’s or the Affiliate Issuer’s business solutions division (or its predecessor or successors), to or with any other entity or person whether or not the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries, excluding the contribution to (but not the use by) any joint venture of the backbone assets utilized by the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries and excluding any Subsidiary included in or owned by the Fold-In Issuer’s or the Affiliate Issuer’s business solutions division but not engaged in the business of that division.

“C&W Communications” means Cable & Wireless Communications Limited (successor by merger to Cable & Wireless Communications plc) and any and all successors thereto.

“C&W Co-operation Agreement” means the cooperation agreement dated November 16, 2015 between Liberty Global and C&W Communications.

“C&W Parent” means C&W Communications; provided, however, that (1) upon consummation of the Group Refinancing Transactions, “C&W Parent” will mean Cable & Wireless Limited (provided that if C&W Communications was designated as the New Senior Debt Obligor, “C&W Parent” will mean the direct parent of C&W Communications), (2) following an Affiliate Issuer Accession, “C&W Parent” will mean a Holding Company of the Fold-In Issuer and each Affiliate Issuer, and such Holding Company’s successors, (3) upon consummation of the Post-Closing Reorganization, “C&W Parent” will mean New Holdco and its successors, and (4) upon consummation of a Spin-Off, “C&W Parent” will mean the Spin Parent and its successors.

“Cable & Wireless Supplemental Pension Scheme” means the scheme established under and in accordance with the trust deed and rules dated June 8, 2001 to which Cable & Wireless Limited and the Law Debenture Trust Corporation PLC were parties, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participation or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligation” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	securities or obligations issued, insured or unconditionally guaranteed by the United States government, the government of the United Kingdom, the relevant member state of the European Union as of January 1, 2004 (each, a “Qualified Country”) or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;

(2)	securities or obligations issued by any Qualified Country, or any political subdivision of any such Qualified Country, or any public instrumentality thereof, having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service in any Qualified Country);

(3)	commercial paper issued by any lender party to a Credit Facility or any bank holding company owning any lender party to a Credit Facility;

(4)	commercial paper maturing no more than 12 months after the date of acquisition thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(5)	time deposits, eurodollar time deposits, bank deposits, certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any lender party to a Credit Facility or any other bank or trust company (x) having combined capital and surplus of not less than $250.0 million in the case of U.S. banks and $100.0 million (or the U.S. Dollar equivalent thereof) in the case of non-U.S. banks or (y) the long-term debt of which is rated at the time of acquisition thereof at least “A-” or the equivalent thereof by Standard & Poor’s Ratings Services, or “A-” or the equivalent thereof by Moody’s Investors Service, Inc. (or if at the time neither is issuing comparable ratings, then a comparable rating of another nationally recognized rating agency in any Qualified Country);

(6)	auction rate securities rated at least Aa3 by Moody’s and AA- by S&P (or, if at any time either S&P or Moody’s shall not be rating such obligations, an equivalent rating from another nationally recognized rating service);

(7)	repurchase agreements or obligations with a term of not more than 30 days for underlying securities of the types described in clauses (1), (2) and (5) above entered into with any bank meeting the qualifications specified in clause (5) above or securities dealers of recognized national standing;

(8)	marketable short-term money market and similar funds (x) either having assets in excess of $250.0 million (or U.S. Dollar equivalent thereof) or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service in any Qualified Country);

(9)	interests in investment companies or money market funds, 95% the investments of which are one or more of the types of assets or instruments described in clauses (1) through (8) above; and

(10)	in the case of investments by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary organized or located in a jurisdiction other than the United States or a member state of the European Union (or any political subdivision or territory thereof), or in the case of investments made in a country outside the United States, other customarily utilized high-quality investments in the country where such Restricted Subsidiary is organized or located or in which such Investment is made, all as conclusively determined in good faith by the Fold-In Issuer or the Affiliate Issuer;

provided that bank deposits and short term investments in local currency of any Restricted Subsidiary shall qualify as Cash Equivalents as long as the aggregate amount thereof does not exceed the amount reasonably estimated by such Restricted Subsidiary as being necessary to finance the operations, including capital expenditures, of such Restricted Subsidiary for the succeeding 90 days.

“CFA” means the Contingent Funding Agreement dated February 3, 2010 among Cable & Wireless Limited, Sable International Finance Limited and Cable & Wireless Pension Trustee Limited, as amended, amended and restated, modified or replaced from time to time, including, for the avoidance of doubt, by way of a side letter.

“Change of Control” means:

(1)	C&W Parent (a) ceases to be the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of each of the Fold-In Issuer or the Affiliate Issuer and (b) ceases, by virtue of any powers conferred by the articles of association or other documents regulating each of the Fold-In Issuer or the Affiliate Issuer to, directly or indirectly, direct or cause the direction of management and policies of each of the Fold-In Issuer or the Affiliate Issuer, as applicable; or

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation) in one or a series of related transactions, of all or substantially all of the assets of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

(3)	the adoption by the stockholders of the Fold-In Issuer or the Affiliate Issuer of a plan or proposal for the liquidation or dissolution of the Fold-In Issuer or the Affiliate Issuer, other than a transaction complying with Section 5.01;

provided, however, that a Change of Control shall not be deemed to have occurred pursuant to clause (1) of this definition upon the consummation of the Post-Closing Reorganization, a Spin-Off, or the Group Refinancing Transactions.

“Clearstream” means Clearstream Banking, S.A., or any successor thereto.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Columbus Carve-Out Entities” refers, collectively, to ARCOS-1 USA, Inc., Columbus Networks Puerto Rico, Inc., Columbus Networks USA, Inc., A. SUR Net, Inc., and Columbus Networks Telecommunications Services USA, Inc.

“Columbus Carve-Out Receivable” means the intra-group debt owned by ARCOS-1 USA, Inc. to Columbus Networks Limited.

“Columbus Group” means Columbus International and all of its Subsidiaries.

“Columbus International” means Columbus International Inc., and any successor thereto.

“Columbus Principal Vendors” refers collectively to CVBI Holdings (Barbados) Inc., Clearwater Holdings (Barbados) Limited, Brendan Paddick, and Columbus Holdings LLC.

“Columbus Senior Notes” means Columbus International’s 7.375% Senior Notes due 2021 issued pursuant to the Columbus Senior Notes Indenture.

“Columbus Senior Notes Indenture” means the indenture dated as of March 31, 2014, between, among others, Columbus International, as issuer, and The Bank of New York Mellon as trustee, as amended, supplemented or otherwise modified from time to time.

“Columbus SPV Transferee” means the special purpose vehicle indirectly wholly owned by certain of the Columbus Principal Vendors.

“Commodity Agreements” means, in respect of a Person, any commodity purchase contract, commodity futures or forward contract, commodities option contract or other similar contract (including commodities derivative agreements or arrangements), to which such Person is a party or a beneficiary.

“Common Stock” means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Group Refinancing Effective Date, and includes, without limitation, all series and classes of such common stock.

“Company” means the New Senior Debt Obligor, and any and all successors thereto.

“Consolidated EBITDA” means, for any period, operating income (loss) determined on the basis of IFRS of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, plus, at the option of the Fold-In Issuer or the Affiliate Issuer (except with respect to clauses (1) and (2) below) the following (to the extent deducted from or taken into account, as the case may be, for the purposes of determining operating income (loss)):

(1)	Consolidated depreciation expense;

(2)	Consolidated amortization expense;

(3)	stock based compensation expense;

(4)	other non-cash charges reducing operating income (provided that if any such non-cash charge represents an accrual of or reserve for potential cash charges in any future period, the cash payment in respect thereof in such future period shall reduce operating income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period) less other non-cash items of income increasing operating income (excluding any such non-cash item of income to the extent it represents (i) a receipt of cash payments in any future period, (ii) the reversal of an accrual or reserve for a potential cash item that reduced operating income in any prior period and (iii) any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase operating income in such prior period);

(5)	any extraordinary, one-off, non-recurring, exceptional or unusual gain, loss, expense or charge, including any charges or reserves in respect of any restructuring, redundancy, relocation, refinancing, integration or severance or other post-employment arrangements, signing, retention or completion bonuses, transaction costs, acquisition costs, disposition costs, business optimization, information technology implementation or development costs, costs related to governmental investigations and curtailments or modifications to pension or post-retirement benefits schemes, litigation or any asset impairment charges or the financial impacts of natural disasters (including fire, flood, hurricane and storm and related events);

(6)	effects of adjustments (including the effects of such adjustments pushed down to such Person and its Restricted Subsidiaries) in such Person’s Consolidated financial statements pursuant to IFRS (including inventory, property, equipment, software, goodwill, intangible assets, in process research and development, deferred revenue and debt line items) attributable to the application of recapitalization accounting or acquisition accounting, as the case may be, in relation to any consummated acquisition or joint venture investment or the amortization or write-off or write-down of amounts thereof, net of taxes;

(7)	any net gain (or loss) realized upon the sale, held for sale or other disposition of any asset or disposed operations of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary which is not sold or otherwise disposed of in the ordinary course of business (as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Fold-In Issuer or the Affiliate Issuer);

(8)	the amount of Management Fees and other fees and related expenses (including Intra-Group Services) paid in such period to the Permitted Holders to the extent permitted by Section 4.11;

(9)	any reasonable expenses, charges or other costs to effect or consummate the 2016 Transactions, the Group Refinancing Transactions, the Post-Closing Reorganization, a Spin-Off, a Permitted Joint Venture, any Equity Offering, Permitted Investment, any transaction permitted under Section 4.11, acquisition, disposition, recapitalization or the Incurrence of any Indebtedness permitted by this Indenture, in each case, as determined conclusively in good faith by the Board of Directors, senior management or an Officer of the Fold-In Issuer or the Affiliate Issuer;

(10)	any adjustments to reduce the impact of the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting principles or policies;

(11)	the amount of loss on the sale or transfer of any assets in connection with an asset securitization programme, receivables factoring transaction or other receivables transaction (including, without limitation, a Qualified Receivables Transaction) and/or (ii) any gross margin (revenue minus cost of goods sold) recognized by any Affiliate of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in relation to the sale of goods and services relating to the business of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(12)	Specified Legal Expenses;

(13)	an amount equal to 100% of the up-front installation fees associated with commercial contract installations completed during the applicable reporting period, less any portion of such fees included in operating income for such period, provided that the amount of such fees, to the extent amortized over the life of the underlying service contract, shall not be included in operating income in any future period;

(14)	any fees or other amounts charged or credited to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary related to Intra-Group Services may be excluded from the calculation of Consolidated EBITDA;

(15)	any charges or costs in relation to any long-term incentive plan and any interest component of pension or postretirement benefits schemes;

(16)	after reversing net other operating income or expense;

(17)	Receivables Fees;

(18)	any costs, charges, fees and related expenses in connection with programming rights that would be accounted for as intangible assets under IFRS; and

(19)	any taxes, assessments, levies or other governmental charges that are based, in whole or in part, on income measures.

For the purposes of determining the amount of Consolidated EBITDA of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries under this definition which is denominated in a foreign currency, the Fold-In Issuer or the Affiliate Issuer may, at its option, calculate the U.S. Dollar equivalent amount of such Consolidated EBITDA based on either (i) the weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for such relevant period or (ii) the relevant currency exchange rate in effect on November 16, 2015.

“Consolidated Interest Expense” means, for any period, the net interest income/expense of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis (in each case, determined on the basis of IFRS), whether paid or accrued, including any such interest and charges consisting of:

(1)	interest expense attributable to Capitalized Lease Obligations;

(2)	non-cash interest expense;

(3)	dividends or other distributions in respect of all Disqualified Stock of the Fold-In Issuer or the Affiliate Issuer and all Preferred Stock of any Restricted Subsidiary, to the extent held by Persons other than the Fold-In Issuer, the Affiliate Issuer or a Subsidiary of the Fold-In Issuer or the Affiliate Issuer;

(4)	the Consolidated interest expense that was capitalized during such period; and

(5)	interest actually paid by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, under any guarantee of Indebtedness or other obligation of any other Person.

Notwithstanding the foregoing, Consolidated Interest Expense shall not include (a) any interest accrued, capitalized or paid in respect of Subordinated Shareholder Loans, (b) any commissions, discounts, yield and other fees and charges related to Qualified Receivables Transactions, (c) any payments on any operating leases, including without limitation any payments on any lease, concession or license of property (or guarantee thereof) which would be considered an operating lease under IFRS, (d) any foreign currency gains or losses, (e) any pension liability cost, (f) any amortization of debt discount, debt issuance cost, charges and premium, (g) costs and charges associated with Hedging Obligations, and (h) any interest, costs and charges contained in clause (3) of this definition.

“Consolidated Net Leverage Ratio,” as of any date of determination, means the ratio of:

(1)	(a)the outstanding Indebtedness of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, other than:

(i)	Indebtedness up to a maximum amount equal to the Credit Facility Excluded Amount (or its equivalent in other currencies) at the date of determination Incurred under any Permitted Credit Facility;

(ii)	any Subordinated Shareholder Loans;

(iii)	any Indebtedness Incurred pursuant to Section 4.09(b)(25);

(iv)	any Indebtedness which is a contingent obligation of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; provided that, any guarantee by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary of Indebtedness of any Parent shall be included for the purposes of calculating the Consolidated Net Leverage Ratio under (A) Section 4.09(a), Section 4.09(b)(6)(A) and Section 4.09(b)(6)(B), (B) 5.01(b)(3) and (C) the definition of “Unrestricted Subsidiary”;

(v)	any Indebtedness arising under the Production Facilities to the extent that it is limited recourse to the assets funded by such Production Facilities;

(vi)	for the purposes of calculating the Consolidated Net Leverage Ratio for purposes of Section 4.09(a)(1)(A); and

(vii)	prior to the 2019 Sterling Bonds Refinancing Date, the 2019 Sterling Bonds;

less

(b)	the aggregate amount of cash and Cash Equivalents of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis, to

(2)	the Pro forma EBITDA for the Test Period,

provided, however, that the pro forma calculation of the Consolidated Net Leverage Ratio shall not give effect to (a) any Indebtedness Incurred on the date of determination pursuant to Section 4.09(b) or (b) the discharge on the date of determination of any Indebtedness to the extent that such discharge results from the proceeds Incurred pursuant to Section 4.09(b).

For the avoidance of doubt, in determining the Consolidated Net Leverage Ratio, no cash or Cash Equivalents shall be included that are the proceeds of Indebtedness in respect of which the calculation of the Consolidated Net Leverage Ratio is to be made.

“Consolidation” means the consolidation or combination of the accounts of each of the Fold-In Issuer’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Fold-In Issuer and each of the Affiliate Issuer’s Restricted Subsidiaries (excluding the Affiliate Subsidiaries) with those of the Affiliate Issuer, in each case, in accordance with IFRS consistently applied and together with the accounts of the Affiliate Subsidiaries on a combined basis (including eliminations of intercompany transactions and balances, as appropriate); provided that, for the purposes of making any determination or calculation under this Indenture (other than with respect to any determination or calculation of Total Assets) that refers to “Consolidated” or “Consolidation”, the relevant measures being consolidated or combined shall (without duplication) (a) be reduced proportionately to reflect any Non-Controlling Interests, and to the extent that, since the beginning of the relevant period, the Fold-In Issuer’s or the Affiliate Issuer’s proportionate interest in any direct or indirect Restricted Subsidiary has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase) and (b) be deemed to include the relevant measures of any Minority Investments to the extent of the Fold-In Issuer’s or Affiliate Issuer’s proportionate interest in such Person, and to the extent that, since the beginning of the relevant period, the Fold-In Issuer’s or the Affiliate Issuer’s proportionate interest in any such Person has decreased as at the date of determination or calculation, such measures shall be reduced by an amount proportionate to such reduction as if such reduction occurred on the first day of such period (and in the event of an increase, shall be increased by an amount proportionate to such increase); provided, further, that “Consolidation” will not include (i) consolidation or combination of the accounts of any Unrestricted Subsidiary, but the interest of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an Investment, (ii) at the Fold-In Issuer’s or the Affiliate Issuer’s election, any Receivables Entities, and (iii) at the Fold-In Issuer’s or the Affiliate Issuer’s election, any Minority Investment, any Restricted Subsidiary or other assets in any Person held for sale in accordance with IFRS. The term “Consolidated” has a correlative meaning.

“Content” means any rights to broadcast, transmit, distribute or otherwise make available for viewing, exhibition or reception (whether in analogue or digital format and whether as a channel or an internet service, a teletext-type service, an interactive service, or an enhanced television service or any part of any of the foregoing, or on a pay-per-view basis, or near video-on-demand, or video-on-demand basis or otherwise) any one or more of audio and/or visual images, audio content, or interactive content (including hyperlinks, re-purposed web-site content, database content plus associated templates, formatting information and other data including any interactive applications or functionality), text, data, graphics, or other content, by means of any means of distribution, transmission or delivery system or technology (whether now known or herein after invented).

“Corporate Trust Office of the Trustee” will be at the address of the Trustee specified in Section 13.01 or such other address as to which the Trustee may give notice to the Fold-In Issuer.

“Credit Facility” means, one or more debt facilities, arrangements, instruments, trust deeds, note purchase agreements, indentures, commercial paper facilities or overdraft facilities (including, without limitation, the CWC Credit Facilities, any Permitted Credit Facility or any Production Facility) with banks or other institutions or investors providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables), letters of credit, notes, bonds, debentures or other Indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or other banks or institutions or investors and whether provided under the CWC Credit Facilities, a Permitted Credit Facility, a Production Facility or one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including but not limited to any notes and letters of credit issued pursuant thereto and any guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facility” shall include any agreement or instrument (i) changing the maturity of any Indebtedness Incurred thereunder or contemplated thereby, (ii) adding additional borrowers or guarantors thereunder, (iii) increasing the amount of Indebtedness Incurred thereunder or available to be borrowed thereunder or (iv) otherwise altering the terms and conditions thereof.

“Credit Facility Excluded Amount” means the greater of (1) $175 million (or its equivalent in other currencies) and (2) 0.25 multiplied by the Pro forma EBITDA of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis for the Test Period.

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract, derivative or other similar agreement as to which such Person is a party or a beneficiary.

“Custodian” means The Bank of New York Mellon, as custodian with respect to the Notes in global form, or any successor thereto.

“CWC Credit Agreement” means the credit agreement dated as of May 16, 2017, as amended and restated as of May 26, 2017 as further amended on July 24, 2017, between, among others, Sable International Finance Limited and Coral-US Co-Borrower LLC as borrowers, Cable & Wireless Limited and certain of its subsidiaries as guarantors, The Bank of Nova Scotia as the administrative agent and security agent, and certain financial institutions as lenders (as may be further amended, supplemented or otherwise modified from time to time).

“CWC Credit Facilities” means the term loan facilities and revolving credit facilities established under the CWC Credit Agreement.

“CWC Group” means C&W Communications and its Subsidiaries.

“CWC Group Assumption” means the assumption by the Fold-In Issuer of the obligations of C&W Senior Financing Designated Activity Company (and its successors) under the Notes and this Indenture and the deemed repayment in full and cancellation of the Proceeds Loan.

“CWC Group Assumption Date” means the date the CWC Group Assumption is consummated.

“CWC Initial Revolving Credit Commitments” means the $625,000,000 revolving credit commitments, as of May 26, 2017, of the revolving credit lenders under the CWC Credit Agreement.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default; provided that any Default that results solely from the taking of an action that would have been permitted but for the continuation of a previous Default will be deemed to be cured if such previous Default is cured prior to becoming an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Section 2.07, substantially in the form of Exhibit B hereto except that such Note shall not bear the Global Note Legend and shall not have the “Schedule of Exchanges of Interests in the Global Note” attached thereto.

“Depositary” means, with respect to the Notes issuable or issued in whole or in part in global form, DTC, including any and all successors thereto appointed as Depositary hereunder and having become such pursuant to the applicable provision(s) of this Indenture.

“Designated Non-Cash Consideration” means the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer) of non-cash consideration received by the Fold-In Issuer, the Affiliate Issuer or one of the Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent payment, redemption, retirement, sale or other disposition of such Designated Non-Cash Consideration. A particular item of Designated Non-Cash Consideration will no longer be considered to be outstanding when and to the extent it has been paid, redeemed or otherwise retired or sold or otherwise disposed of in compliance with Section 4.10.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the earlier of the date (a) of the Stated Maturity of the Notes or (b) on which there are no Notes outstanding, provided that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Fold-In Issuer or the Affiliate Issuer to repurchase such Capital Stock upon the occurrence of a change of control or asset sale (each defined in a substantially identical manner to the corresponding definitions in this Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable), provided that the Fold-In Issuer or the Affiliate Issuer may not repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or for which it is ratable or exchangeable) pursuant to such provision prior to compliance by the Fold-In Issuer or the Affiliate Issuer with the provisions of Section 3.11 and Section 4.10 and Section 4.14 and such repurchase or redemption complies with Section 4.07.

“Distribution Business” means: (1) the business of upgrading, constructing, creating, developing, acquiring, operating, owning, leasing and maintaining cable television networks (including for avoidance of doubt master antenna television, satellite master antenna television, single and multi-channel microwave single or multi-point distribution systems and direct-to-home satellite systems) for the transmission, reception and/or delivery of multi-channel television and radio programming, telephony and internet and/or data services to the residential markets; or (2) any business which is incidental to or related to such business.

“dollar” or “$” means the lawful currency of the United States of America.

“Dollar Equivalent” means, (1) with respect to any monetary amount in U.S. dollars, such amount and (2) with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof by the Fold-In Issuer or the Affiliate Issuer, as the case may be, the amount of U.S. dollars obtained by converting such currency other than U.S. dollars involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable currency other than U.S. dollars as published in The Financial Times in the “Currencies” section (or, if The Financial Times is no longer published, or if such information is no longer available in The Financial Times, such source as may be selected in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer) on the date of such determination

“DTC” means The Depository Trust Company, a limited-purpose trust company under New York law, or any successor thereto.

“Electronic Means” means the following communications methods: S.W.I.F.T. (Society for Worldwide Interbank Financial Telecommunication) messaging, email, facsimile transmission, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Trustee, or another method or system specified by the Trustee as available for use in connection with its services hereunder.

“Equity Offering” means (1) the distribution of Capital Stock of the Spin Parent in connection with any Spin-Off, or (2) a sale of (a) Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock), (b) Capital Stock the proceeds of which are contributed as equity share capital to the Fold-In Issuer or the Affiliate Issuer or as Subordinated Shareholder Loans, or (c) Subordinated Shareholder Loans.

“Escrowed Proceeds” means the proceeds from the offering of any debt securities or other Indebtedness paid into escrow accounts with an independent escrow agent on the date of the applicable offering or incurrence pursuant to escrow arrangements that permit the release of amounts on deposit in such escrow accounts upon satisfaction of certain conditions or the occurrence of certain events. The term “Escrowed Proceeds” shall include any interest earned on the amounts held in escrow.

“EU Bail-in Legislation Schedule” means the document described as such, then in effect, and published by the Loan Market Association (or any successor person) from time to time at http://www.lma.eu.com/pages.aspx?p=499.

“Euroclear” means Euroclear Bank, S.A./N.V., as operator of the Euroclear system or any successor thereto.

“European Union” means the European Union, including member states as of May 1, 2004 but excluding any country which became or becomes a member of the European Union after May 1, 2004.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds or property or assets received by the Fold-In Issuer or the Affiliate Issuer as capital contributions or Subordinated Shareholder Loans to the Fold-In Issuer or the Affiliate Issuer after April 1, 2015 or from the issuance or sale (other than to a Restricted Subsidiary) of Capital Stock (other than Disqualified Stock) of the Fold-In Issuer or the Affiliate Issuer (other than Net Cash Proceeds, or other property or assets, if any, received by the Fold-In Issuer as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend), in each case, to the extent designated as an Excluded Contribution pursuant to an Officer’s Certificate of the Fold-In Issuer or the Affiliate Issuer.

“Existing Intercreditor Agreement” means the intercreditor agreement dated January 13, 2010 among Sable International Finance Limited, Coral-US Co-Borrower LLC, and BNP Paribas as RCF Agent and Security Trustee, JPMorgan Chase Bank, N.A. as Secured Bridge Agent, certain other banks and financial institutions acting as RCF Lenders, the Secured Bridge Lender, the Original Notes Trustee and the Notes Issuer (in each case, as each such capitalized term is defined therein), as amended and restated as of March 31, 2015 and as may be further amended from time to time prior to the New Intercreditor Effective Date.

“Existing Senior Notes” means the Sable International Finance Limited’s 6.875% senior notes due 2022 issued pursuant to the Existing Senior Notes Indenture.

“Existing Senior Notes Indenture” means the indenture dated as of August 5, 2015, between, among others, Sable International Finance Limited, as issuer, and Deutsche Bank Trust Company Americas, as trustee, as amended, supplemented or otherwise modified from time to time.

“fair market value” unless otherwise specified, wherever such term is used in this Indenture (except as otherwise specifically provided in this Indenture), may be conclusively established by means of an Officer’s Certificate or a resolution of the Board of Directors of the Fold-In Issuer or the Affiliate Issuer setting out such fair market value as determined by such Officer or such Board of Directors in good faith.

“Fold-In Issuer” means the New Senior Debt Obligor (or its successors).

“GAAP” means generally accepted accounting principles in the United States of America.

“Group Refinancing Effective Date” means the date as notified in writing by the Original Lender, the Fold-In Issuer or the Affiliate Issuer, as the case may be, to the Trustee that the all actions implementing the Group Refinancing Transactions have been or are to be consummated.

“Group Refinancing Transactions” means, following the issuance of the Notes, a series of transactions that the Company may, in its sole discretion, effect in respect of the CWC Group, including:

(1) (a)	the formation of a wholly owned direct or indirect subsidiary of Cable & Wireless Limited organized under the laws of an Approved Jurisdiction and its designation as the New Senior Debt Obligor and the contribution (or other transfer) by Cable & Wireless Limited of Sable Holding Limited and, at the Company’s sole discretion, certain other Subsidiaries of Cable & Wireless Limited (collectively, the “Transferred Entities”) to the New Senior Debt Obligor or a direct or indirect Subsidiary of the New Senior Debt Obligor or

(b)	the designation of Cable & Wireless Limited or Cable & Wireless Communications Limited as the New Senior Debt Obligor;

(2)	the refinancing of the Columbus Senior Notes and the Existing Senior Notes with the proceeds from the issuance of the New Senior Notes (including, but not limited to, the Notes offered hereby) by either, at the Company’s sole discretion, (x) Sable International Finance Limited (or its successors) or the Issuer or another orphan special purpose financing vehicle (collectively with the Issuer, the “SPV Issuers”), where in the case of the SPV Issuers, the proceeds of any New Senior Notes are on lent to or otherwise invested (such proceeds loans, notes or instrument, the “New Senior Notes Proceeds Loans”) in a Proceeds Loan Obligor, and the subsequent assumption, assignment, novation or other transfer of the obligations of the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) under such New Senior Notes and/or New Senior Notes Proceeds Loans from the relevant Proceeds Loan Obligor (as primary issuer or borrower only and not as guarantor) to the New Senior Debt Obligor and/or (y) the New Senior Debt Obligor; and

(3)	any transactions (including, but not limited to, related Restricted Payments and Indebtedness with the New Senior Debt Obligor and its Subsidiaries or any of their respective Affiliates arising from the transactions contemplated for the Group Refinancing Transactions) entered into in order to effect, or otherwise reasonably related to, the transactions contemplated for the Group Refinancing Transactions.

At the Company’s sole discretion, in addition or as an alternative to the transactions contemplated by (2) above, the Company may elect to refinance all or part of the Existing Senior Notes with proceeds of other Indebtedness (including, without limitation, senior secured Indebtedness) incurred by one or more entities in compliance with the applicable covenants and exceptions in the CWC Credit Agreement and this Indenture.

“Global Note Legend” means the legend set forth in Section 2.07(j)(2), which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the Restricted Global Notes and the Unrestricted Global Notes deposited with the Custodian and registered in the name of the Depositary or its nominee, substantially in the form of Exhibit A hereto and that bears the Global Note Legend and that has the “Schedule of Exchanges of Interests in the Global Note” attached thereto, issued in accordance with Section 2.01, 2.07(c), 2.07(d), 2.07(f) or 2.07(h).

“guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “guarantee” will not include endorsements for collection or deposit in the ordinary course of business. The term “guarantee” used as a verb has a corresponding meaning. The term “guarantor” means the obligor under a guarantee.

“guarantor” means the obligor under a guarantee.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Commodity Agreement or Currency Agreement.

“Holdco Intercreditor Agreement” means the Holdco Intercreditor Agreement substantially in the form of Exhibit L to this Indenture.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Holding Company” means, in relation to a Person, an entity of which that Person is a Subsidiary.

“IFRS” means the accounting standards issued by the International Accounting Standards Board and its predecessors, as in effect as of the Issue Date or, for purposes of Section 4.03 as in effect from time to time; provided that at any date after the Issue Date the Fold-In Issuer may make an irrevocable election to establish that “IFRS” shall mean IFRS as in effect on a date that is on or prior to the date of such election. Except as otherwise expressly provided below or in this Indenture, all ratios and calculations based on IFRS contained in this Indenture shall be computed in conformity with IFRS. At any time after the Issue Date, the Fold-In Issuer may elect to apply for all purposes of this Indenture, in lieu of IFRS, GAAP and, upon such election, references to IFRS herein will be construed to mean GAAP as in effect on the Issue Date; provided that (1) all financial statements and reports to be provided, after such election, pursuant to this Indenture shall be prepared on the basis of GAAP as in effect from time to time (including that, upon first reporting its fiscal year results under GAAP, the financial statements of the Reporting Entity (but not the financial statements of the Affiliate Issuer) shall be restated on the basis of GAAP for the year ending immediately prior to the first fiscal year for which financial statements have been prepared on the basis of GAAP), and (2) from and after such election, all ratios, computations and other determinations based on IFRS contained in this Indenture shall, at the Fold-In Issuer’s option (a) continue to be computed in conformity with IFRS (provided that, following such election, the annual, semi-annual and quarterly information required by Section 4.03(a)(1), by Section 4.03(a)(2) and by Section 4.03(a)(3) shall include a reconciliation, either in the footnotes thereto or in a separate report delivered therewith, of such IFRS presentation to the corresponding GAAP presentation of such financial information), or (b) be computed in conformity with GAAP with retroactive effect being given thereto assuming that such election had been made on the Issue Date. Thereafter, the Fold-In Issuer may, at its option, elect to apply IFRS or GAAP and compute all ratios, computations and other determinations based on IFRS or GAAP, as applicable, all on the basis of the foregoing provisions of this definition of IFRS.

“Incur” means issue, create, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person (and with respect to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, on a Consolidated basis) on any date of determination (without duplication):

(1)	money borrowed or raised and debit balances at banks;

(2)	any bond, note, loan stock, debenture or similar debt instrument;

(3)	acceptance or documentary credit facilities; and

(4)	the principal component of Indebtedness of other Persons to the extent guaranteed by such Person to the extent not otherwise included in the Indebtedness of such Person,

provided that Indebtedness which has been cash-collateralized shall not be included in any calculation of Indebtedness to the extent so cash-collateralized.

Notwithstanding the foregoing, “Indebtedness” shall not include (a) any deposits or prepayments received by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary from a customer or subscriber for its service and any other deferred or prepaid revenue, (b) any obligations to make payments in relation to earn outs, (c) Indebtedness which is in the nature of equity (other than redeemable shares) or equity derivatives, (d) Capitalized Lease Obligations, (e) receivables sold or discounted, whether recourse or non-recourse, including for the avoidance of doubt, any indebtedness in respect of Qualified Receivables Transactions, including, without limitation, guarantees by a Receivables Entity of the obligations of another Receivables Entity and any indebtedness in respect of Limited Recourse, (f) pension obligations or any obligation under employee plans or employment agreements, (g) any “parallel debt” obligations to the extent that such obligations mirror other Indebtedness, (h) any payments or liability for assets acquired or services supplied deferred (including Trade Payables) in accordance with the terms pursuant to which the relevant assets were or are to be acquired or services were or are to be supplied (including, without limitation, any liability under an IRU Contract), (i) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Restricted Subsidiary, any Preferred Stock (including, in each case, any accrued dividends), (j) any Hedging Obligations, and (k) any Non-Recourse Indebtedness. The amount of Indebtedness of any Person at any date will be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

“Indenture” means this Indenture, as amended or supplemented from time to time.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the good faith judgment of the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means, as the context may require, (i) the Holdco Intercreditor Agreement, (ii) any Additional Intercreditor Agreement, and/or (iii) (to the extent a Subordinated Subsidiary Guarantor provides a Note Guarantee after the Group Refinancing Effective Date) the New Intercreditor Agreement, in each case, to the extent in effect.

“Intercreditor Amendment and Restatement” means, concurrently with or following the completion of the refinancing in full of the Columbus Senior Notes and the refinancing in full of the Existing Senior Notes, the amendment and restatement of the Existing Intercreditor Agreement in its entirety into the New Intercreditor Agreement, which may be effected at the sole discretion of the Company.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Notes” means the $700,000,000 aggregate principal amount of Notes issued under this Indenture on the Issue Date.

“Initial Public Offering” means an Equity Offering of common stock or other common equity interests of the Fold-In Issuer or the Affiliate Issuer, the Spin Parent or any direct or indirect parent company of the Fold-In Issuer, the Affiliate Issuer (the “IPO Entity”) following which there is a Public Market and, as a result of which, the shares of the common stock or other common equity interests of the IPO Entity in such offering are listed on an internationally recognized exchange or traded on an internationally recognized market (including, for the avoidance of doubt, any such Equity Offering of common stock or other common equity interest of the Spin Parent in connection with any Spin-Off).

“Instructions” means Oral Instructions and Written Instructions.

“Interest Payment Date” has the meaning given to it in the Notes.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Intra-Group Services” means any of the following (provided that the terms of each such transaction are not materially less favorable, taken as a whole, to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction in arm’s length dealings with a Person that is not an Affiliate) or, in the event that there are no comparable transactions to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Fold-In Issuer or the Affiliate Issuer has conclusively determined in good faith to be fair to the Fold-In Issuer or the Affiliate Issuer or such Restricted Subsidiary:

(1)	the sale of programming or other content by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Fold-In Issuer or the Affiliate Issuer, any Restricted Subsidiary;

(2)	the lease or sublease of office space, other premises or equipment by the Fold-In Issuer, the Affiliate Issuer, or the Restricted Subsidiaries to the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries to the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries;

(3)	the provision or receipt of other goods, services, facilities or other arrangements (in each case not constituting Indebtedness) in the ordinary course of business, by the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries to or from the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries, including, without limitation, (a) the employment of personnel, (b) provision of employee healthcare or other benefits, including stock and other incentive plans (c) acting as agent to buy or develop equipment, other assets or services or to trade with residential or business customers, and (d) the provision of treasury, audit, accounting, banking, strategy, IT, branding, marketing, network, technology, research and development, telephony, office, administrative, compliance, payroll or other similar services; and

(4)	the extension by or to the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries to or by the Ultimate Parent, Liberty Global plc, the Spin Parent or any of their respective Subsidiaries of trade credit not constituting Indebtedness in relation to the provision or receipt of Intra-Group Services referred to in paragraphs (1), (2) or (3) of this definition of Intra-Group Services.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers in the ordinary course of business) or other extensions of credit (including by way of guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)	an acquisition of assets, Capital Stock or other securities by the Fold-In Issuer, the Affiliate Issuer or a Subsidiary for consideration to the extent such consideration consists of Common Stock of the Fold-In Issuer, the Affiliate Issuer or a Parent.

For purposes of the definition of “Unrestricted Subsidiary” and Section 4.07,

(a)	“Investment” will include the portion (proportionate to the Fold-In Issuer’s or the Affiliate Issuer’s equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Fold-In Issuer or the Affiliate Issuer will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Fold-In Issuer’s or the Affiliate Issuer’s “Investment” in such Subsidiary at the time of such redesignation less (b) the portion (proportionate to the Fold-In Issuer’s or the Affiliate Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets (as conclusively determined by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer in good faith) of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and

(b)	any property transferred to or from an Unrestricted Subsidiary will be valued at its fair market value at the time of such transfer, in each case, as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer.

If the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary transfers, conveys, sells, leases or otherwise disposes of Voting Stock of a Restricted Subsidiary such that such Subsidiary is no longer a Restricted Subsidiary, then the Investment of the Fold-In Issuer or the Affiliate Issuer in such Person shall be deemed to have been made as of the date of such transfer or other disposition in an amount equal to the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer).

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced (at the Fold-In Issuer or the Affiliate Issuer’s option) by any dividend, distribution, interest payment, return of capital, repayment or other amount or value received in respect of such Investment.

“Investment Grade Securities” means:

(1)	securities issued by the U.S. government or by any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by the U.S. government and in each case with maturities not exceeding two years from the date of the acquisition;

(2)	securities issued by or a member of the European Union as of January 1, 2004, or any agency or instrumentality thereof (other than Cash Equivalents) or directly and fully guaranteed or insured by a member of the European Union as of January 1, 2004, and in each case with maturities not exceeding two years from the date of the acquisition;

(3)

debt securities or debt instruments with a rating of A or higher by Standard & Poor’s Ratings Services or A-2 or higher by Moody’s Investors Service, Inc. or the equivalent of such rating by such rating organization, or if no rating of Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. then exists, the equivalent of such rating by any other nationally recognized securities ratings agency, by excluding any debt securities or instruments constituting loans or advances among the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries;

(4)	investments in any fund that invests exclusively in investments of the type described in clauses (1) through (3) which fund may also hold immaterial amounts of cash and Cash Equivalents pending investment and/or distribution; and

(5)	corresponding instruments in countries other than those identified in clauses (1) and (2) above customarily utilized for high quality investments and, in each case, with maturities not exceeding two years from the date of the acquisition.

“Investment Grade Status” shall occur when the Notes receive any two of the following:

(1)	a rating of “Baa3” (or the equivalent) or higher from Moody’s Investors Service, Inc. or any of its successors or assigns;

(2)	a rating of “BBB-“ (or the equivalent) or higher from Standard & Poor’s Ratings Services, or any of its successors or assigns; and

(3)	a rating of “BBB-” (or the equivalent) or higher from Fitch Ratings Inc. or any of its successors or assigns,

in each case, with a “stable outlook” from such rating agency.

“IPO Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity at the time of closing of the Initial Public Offering multiplied by (ii) the price per share at which such shares of common stock or common equity interests are sold or distributed in such Initial Public Offering.

“IRU Contract” means a contract entered into by C&W Communications, the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in the ordinary course of business in relation to the right to use capacity on a telecommunications cable system (including the right to lease such capacity to another person).

“Issue Date” means August 16, 2017.

“Issuer” means C&W Senior Financing Designated Activity Company and any and all successors thereto prior to the CWC Group Assumption Date.

“Joint Venture Parent” means the joint venture entity formed in a Parent Joint Venture Transaction.

“Law” means, collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any governmental authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any governmental authority, in each case whether or not having the force of law.

“Lien” means any assignment, mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Limited Condition Transaction” means (i) any Investment or acquisition, in each case, by one or more of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries of any assets, business or Person, the consummation of which is not conditioned on the availability of, or on obtaining, third party financing and (ii) any redemption, repurchase, defeasance, satisfaction and discharge or repayment of Indebtedness requiring irrevocable notice in advance of such redemption, repurchase, defeasance, satisfaction and discharge or repayment.

“Limited Recourse” means a letter of credit, revolving loan commitment, cash collateral account, guarantee or other credit enhancement issued by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (other than a Receivables Entity) in connection with the incurrence of Indebtedness by a Receivables Entity under a Qualified Receivables Transaction; provided that, the aggregate amount of such letter of credit reimbursement obligations and the aggregate available amount of such revolving loan commitments, cash collateral accounts, guarantees or other such credit enhancements of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries (other than a Receivables Entity) shall not exceed 25% of the principal amount of such Indebtedness at any time.

“Losses” means any and all claims, losses, liabilities, damages, costs, expenses and judgments (including legal fees and expenses) sustained by either party.

“Management Fees” means any management, consultancy stewardship, or other similar fees payable by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, including any fees, charges and related expenses incurred by any Parent on behalf of and/or charged to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary.

“Market Capitalization” means an amount equal to (i) the total number of issued and outstanding shares of Capital Stock of the IPO Entity on the date of the declaration of the relevant dividend, multiplied by (ii) the arithmetic mean of the closing prices per share of such Capital Stock for the 30 consecutive trading days immediately preceding the date of the declaration of such dividend.

“Minority Investment” means any Person in which the Fold-In Issuer or the Affiliate Issuer owns a minority interest that is not a Subsidiary of the Fold-In Issuer or the Affiliate Issuer that has been designated as a “Minority Investment” by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer. The Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer may subsequently elect to remove any such designation. Any such designation or election shall be evidenced to the Trustee by promptly filing with the Trustee an Officer’s Certificate certifying such designation or election by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or instalment receivable or otherwise and net proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1)	all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock, Subordinated Shareholder Loans or other capital contributions, the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“New Intercreditor Agreement” means the New Intercreditor Agreement substantially in the form of Exhibit K to this Indenture (as may be amended, amended and restated, supplemented, replaced, or otherwise modified from time to time).

“New Holdco” means the direct or indirect Subsidiary of the Ultimate Parent following the Post-Closing Reorganizations.

“Non-U.S. Person” means a Person who is not a U.S. Person.

“New Senior Debt Obligor” means the CWC Group entity designated by the Company as the primary issuer or borrower under the New Senior Notes and/or New Senior Notes Proceeds Loan pursuant to the Group Refinancing Transactions.

“New Senior Notes” means, collectively any senior notes (including, without limitation, the Notes offered hereby) issued by (or assumed by) the Fold-In Issuer.

“Non-Controlling Interest” means any minority interest in a Restricted Subsidiary held by a Person other than the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary.

“Non-Recourse Indebtedness” means any indebtedness of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (and not of any other Person), in respect of which the Person or Persons to whom such indebtedness is or may be owed has or have no recourse whatsoever to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary for any payment or repayment in respect thereof:

(1)	other than recourse to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary which is limited solely to the amount of any recoveries made on the enforcement of any collateral securing such indebtedness or in respect of any other disposition or realization of the assets underlying such indebtedness;

(2)	provided that such Person or Persons are not entitled, pursuant to the terms of any agreement evidencing any right or claim arising out of or in connection with such indebtedness, to commence proceedings for the winding up, dissolution or administration of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (or proceedings having an equivalent effect) or to appoint or cause the appointment of any receiver, trustee or similar person or officer in respect of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or any of its assets until after the Notes have been repaid in full; and

(3)	provided further that the principal amount of all indebtedness Incurred and outstanding pursuant to this definition does not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets.

“Notes” has the meaning assigned to it in the preamble to this Indenture. The Initial Notes and the Additional Notes shall be treated as a single class for all purposes under this Indenture, and unless the context otherwise requires, all references to the Notes shall include the Initial Notes and any Additional Notes.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Memorandum” means the final Offering Memorandum, dated August 10, 2017, relating to the offer of the Initial Notes.

“Officer” of any Person means the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, Deputy Chief Financial Officer, the President, any Vice President, any Managing Director, any Director, any Board Member, the Treasurer, any Assistant Treasurer, the Secretary or any Assistant Secretary, or any authorized signatory of such Person.

“Officer’s Certificate” means a certificate signed by one or more Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Fold-In Issuer, the Affiliate Issuer or the Trustee.

“Oral Instructions” means verbal instructions or directions received by the Agents from an Authorized Person or a person reasonably believed by the Agents to be an Authorized Person.

“ordinary course of business” means the ordinary course of business of C&W Communications and its Subsidiaries and/or the Ultimate Parent and its Subsidiaries.

“Parent” means (i) the Ultimate Parent, (ii) any Subsidiary of the Ultimate Parent of which the Fold-In Issuer or the Affiliate Issuer is a Subsidiary on the Group Refinancing Effective Date, (iii) any other Person of which the Fold-In Issuer or the Affiliate Issuer at any time is or becomes a Subsidiary after the Group Refinancing Effective Date (including, for the avoidance of doubt, the Spin Parent and any Subsidiary of the Spin Parent following any Spin-Off ), and (iv) any Joint Venture Parent, any Subsidiary of the Joint Venture Parent and any Parent Joint Venture Holders following any Parent Joint Venture Transaction.

“Parent Expenses” means:

(1)	costs (including all professional fees and expenses) Incurred by any Parent or any Subsidiary of a Parent in connection with reporting obligations under or otherwise Incurred in connection with compliance with applicable laws, applicable rules or regulations of any governmental, regulatory or self-regulatory body or stock exchange, this Indenture or any other agreement or instrument relating to Indebtedness of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(2)	indemnification obligations of any Parent or any Subsidiary of a Parent owing to directors, officers, employees or other Persons under its charter or by-laws or pursuant to written agreements with any such Person with respect to its ownership of the Fold-In Issuer or the Affiliate Issuer or the conduct of the business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries;

(3)	obligations of any Parent or any Subsidiary of a Parent in respect of director and officer insurance (including premiums therefor) with respect to its ownership of the Fold-In Issuer or the Affiliate Issuer or the conduct of the business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries;

(4)	general corporate overhead expenses, including professional fees and expenses and other operational expenses of any Parent or Subsidiary of a Parent related to the ownership, stewardship or operation of the business (including, but not limited to, Intra-Group Services) of the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries, including acquisitions, or dispositions or treasury transactions by the Fold-In Issuer, the Affiliate Issuer or the Subsidiaries permitted hereunder (whether or not successful) in each case, to the extent such costs, obligations and/or expenses are not paid by another Subsidiary of such Parent; and

(5)	fees and expenses payable by any Parent in connection with any 2016 Transaction, Group Refinancing Transaction, or a Post-Closing Reorganization.

“Parent Joint Venture Holders” means the holders of the share capital of the Joint Venture Parent.

“Parent Joint Venture Transaction” means a transaction pursuant to which a joint venture is formed by the contribution of some or all of the assets of a Parent or issuance or sale of shares of a Parent to one or more entities which are not Affiliates of the Ultimate Parent.

“Pari Passu Indebtedness” means Indebtedness of the Fold-In Issuer or the Affiliate Issuer that ranks equally or junior in right of payment with the Notes.

“Participant” means, with respect to the Depositary, Euroclear or Clearstream, a Person who has an account with the Depositary, Euroclear or Clearstream, respectively.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of related business assets (including, without limitation, securities of a Related Business) or a combination of such assets, cash and Cash Equivalents between the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries and another Person.

“Permitted Business” means any business:

(1)	engaged in by any Parent, any Subsidiary of any Parent, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary on the Group Refinancing Effective Date;

(2)	that consists of the upgrade, construction, creation, development, marketing, acquisition (to the extent permitted under this Indenture), operation, utilization and maintenance of networks that use existing or future technology for the transmission, reception and delivery of voice, video and/or other data (including networks that transmit, receive and/or deliver services such as multi-channel television and radio, programming, telephony (including for the avoidance of doubt, mobile telephony), Internet services and content, high speed data transmission, video, multi-media and related activities);

(3)	or other activities that are reasonably similar, ancillary, complementary or related to, or a reasonable extension, development or expansion of, the businesses in which any Parent, any Subsidiary of any Parent, the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries are engaged on the Group Refinancing Effective Date, including, without limitation, all forms of television, telephony (including, for the avoidance of doubt, mobile telephony) and internet services and any services relating to carriers, networks, broadcast or communications services, or Content; or

(4)	that comprises being a Holding Company of one or more Persons engaged in any such business.

“Permitted Collateral Liens” means:

(1)	Liens on the Collateral that are described in one or more of clauses (3), (4), (5), (7), (8), (10) and (12) of paragraph (A) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Security Agent to enforce the Lien in the Collateral granted under the Security Documents;

(2)	Liens on the Collateral to secure the Notes (including any Additional Notes) and the Note Guarantees, or Pari Passu Indebtedness; and

(3)	any Refinancing Indebtedness in respect of Indebtedness referred to in the foregoing clause (1) and (2);

provided, however, that (i) such Lien ranks equal or junior to all other Liens on the Collateral securing the Senior Indebtedness of the Fold-In Issuer and the Affiliate Issuer, and (ii) holders or lenders of Indebtedness referred to in clause (2) (or their duly authorized Representative) shall accede to the applicable Intercreditor Agreement or enter into an Additional Intercreditor Agreement as permitted under Section 4.22.

“Permitted Credit Facility” means, one or more debt facilities or arrangements (including, without limitation, the CWC Credit Agreement) that may be entered into by the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries providing for credit loans, letters of credit or other Indebtedness or other advances, in each case, Incurred in compliance with Section 4.09.

“Permitted Financing Action” means, to the extent that any incurrence of Indebtedness or Refinancing Indebtedness is permitted pursuant to Section 4.09, any transaction to facilitate or otherwise in connection with a cashless rollover of one or more lenders’ or investors’ commitments or funded Indebtedness in relation to the incurrence of that Indebtedness or Refinancing Indebtedness.

“Permitted Holders” means, collectively, (1) the Ultimate Parent, (2) in the event of a Spin-Off, the Spin Parent and any Subsidiary of the Spin Parent, (3) any Affiliate or Related Person of a Permitted Holder described in clauses (1) or (2) above, and any successor to such Permitted Holder, Affiliate, or Related Person, (4) any Person who is acting as an underwriter in connection with any public or private offering of Capital Stock of the Fold-In Issuer or the Affiliate Issuer, acting in such capacity and (5) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) whose acquisition of “beneficial ownership” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock or of all or substantially all of the assets of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries (taken as a whole) constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with Section 4.14.

“Permitted Investment” means an Investment by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in:

(1)	the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity) or a Person which will, upon the making of such Investment, become a Restricted Subsidiary (other than a Receivables Entity);

(2)	another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity);

(3)	cash and Cash Equivalents or Investment Grade Securities;

(4)	receivables owing to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Fold-In Issuer, the Affiliate Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary;

(7)	Capital Stock, obligations, accounts receivables, or securities received in settlement of debts created in the ordinary course of business and owing to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, or as a result of foreclosure, perfection or enforcement of any Lien, or in satisfaction of judgments or pursuant to any plan of reorganization, workout, recapitalization or similar arrangement including upon the bankruptcy or insolvency of a debtor;

(8)	Investments made as a result of the receipt of non-cash consideration from a sale or other disposition of property or assets, including without limitation an Asset Disposition, in each case, that was made in compliance with Section 4.10 and other Investments resulting from the disposition of assets in transactions excluded from the definition of “Asset Disposition” pursuant to the exclusions from such definition;

(9)	any Investment existing on the Group Refinancing Effective Date or made pursuant to binding commitments in effect on the Group Refinancing Effective Date or an Investment consisting of any extension, modification, replacement, renewal or reinvestment of any Investment or binding commitment existing on the Group Refinancing Effective Date or made in compliance with Section 4.07; provided, that the amount of any such Investment or binding commitment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Group Refinancing Effective Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under this Indenture;

(10)	Currency Agreements, Commodity Agreements and Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with this Indenture;

(11)	Investments by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries, together with all other Investments pursuant to this clause (11), in an aggregate amount at the time of such Investment not to exceed the greater of $250.0 million and 5.0% of Total Assets at any one time, provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary in compliance with Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause;

(12)	Investments by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case, in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person is in the form of a Purchase Money Note, or any equity interest or interests in Receivables and related assets generated by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such Receivables;

(13)	guarantees issued in accordance with Section 4.09 and other guarantees (and similar arrangements) of obligations not constituting Indebtedness;

(14)	pledges or deposits (a) with respect to leases or utilities provided to third parties in the ordinary course of business or (b) otherwise described in the definition of “Permitted Liens” or made in connection with Liens permitted under Section 4.12;

(15)	the CWC Credit Facilities, the Notes, the Existing Senior Notes, the 2019 Sterling Bonds, the Columbus Senior Notes, and any other Indebtedness (other than Subordinated Obligations) of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary;

(16)	so long as no Default or Event of Default of the type specified in Section 6.01(a)(1) or Section 6.01(a)(2) has occurred and is continuing, (a) minority Investments in any Person engaged in a Permitted Business and (b) Investments in joint ventures that conduct a Permitted Business to the extent that, after giving pro forma effect to any such Investment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(17)	any Investment to the extent made using as consideration Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock), Subordinated Shareholder Loans or Capital Stock of any Parent;

(18)	Investments acquired after the Group Refinancing Effective Date as a result of the acquisition by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, including by way of merger, amalgamation or consolidation with or into the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in a transaction that is not prohibited by Section 5.01 after the Group Refinancing Effective Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(19)	Permitted Joint Ventures;

(20)	Investments in Securitization Obligations;

(21)	[Reserved];

(22)	any Person where such Investment was acquired by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (a) in exchange for any other Investment or accounts receivable held by the Fold-In Issuer, the Affiliate Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the Fold-In Issuer of such other Investment or accounts receivable or (b) as a result of a foreclosure by the Fold-In Issuer, the Affiliate Issuer or any such Restricted Subsidiary with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(23)	any transaction to the extent constituting an Investment that is permitted and made in accordance with the provisions of Section 4.11(b) (except those transactions described in Section 4.11(b)(1), Section 4.11(b)(5), Section 4.11(b)(9) or Section 4.11(b)(23));

(24)	Investments in or constituting Bank Products;

(25)	the 2015 Columbus Carve-Out, or any component or the unwinding thereof, to the extent constituting an Investment;

(26)	[Reserved];

(27)	Investments consisting of purchases and acquisitions of inventory, supplies, material, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(28)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements;

(29)	advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries;

(30)	Investments by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business; and

(31)	Investments by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary in connection with any start-up financing or seed funding of any Person, together with all other Investments pursuant to this clause (31), in an aggregate amount at the time of such Investment not to exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any one time; provided that, if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary and such Person subsequently becomes a Restricted Subsidiary or is subsequently designated a Restricted Subsidiary pursuant to Section 4.07, such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (2) of the definition of “Permitted Investments” and not this clause.

“Permitted Joint Ventures” means one or more joint ventures formed (a) by the contribution of some or all of the assets of the Fold-In Issuer’s or the Affiliate Issuer’s business solutions division pursuant to a Business Division Transaction to a joint venture formed by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries with one or more joint venturers and/or (b) for the purposes of network and/or infrastructure sharing with one or more joint venturers.

“Permitted Liens” means:

(a)	with respect to any Restricted Subsidiary:

(1)	Liens securing the Senior Indebtedness of Guarantors or any Indebtedness of Restricted Subsidiaries that are not Guarantors, in each case, that is permitted to be Incurred by the Restricted Subsidiaries under Section 4.09(a)(1)(A) or Section 4.09(b)(1), Section 4.09(b)(3), Section 4.09(b)(4) (in the case of Section 4.09(b)(4), to the extent such Indebtedness is secured by a Lien that is existing on, or provided for under written arrangements existing on the Group Refinancing Effective Date), Section 4.09(b)(6), Section 4.09(b)(7), Section 4.09(b)(13) (in the case of Section 4.09(b)(13), to the extent such guarantee is in respect of Indebtedness otherwise permitted to be secured and specified in this definition of “Permitted Liens”), Section 4.09(b)(14), Section 4.09(b)(21) and Section 4.09(b)(25);

(2)	Liens on Receivables and related assets of the type described in the definition of “Qualified Receivables Transaction” Incurred in connection with a Qualified Receivables Transaction, and Liens on Investments in Receivables Entities;

(3)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(4)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’ landlords’, materialmen’s, repairmen’s, construction and other like Liens, in each case for sums not yet overdue for a period of more than 60 days or that are bonded or being contested in good faith by appropriate proceedings;

(5)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(6)	Liens in favor of issuers of surety, bid or performance bonds or with respect to other regulatory requirements or trade or government contracts or to secure leases or permits, licenses, statutory or regulatory obligations, or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(7)	(a) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any government, statutory or regulatory authority, developer, landlord or other third party on property or assets over which the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary has easement rights or on any leased property and subordination or similar arrangements relating thereto, (including, without limitation, the right reserved to or vested in any governmental authority by the terms of any lease, license, franchise, grant or permit acquired by the Fold-In Issuer, the Affiliate Issuer or any of its Restricted Subsidiaries or by any statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof), (b) minor survey exceptions, encumbrances, trackage rights, special assessments ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries and (c) any condemnation or eminent domain proceedings affecting any real property;

(8)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be Incurred under this Indenture;

(9)	leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) which do not materially interfere with the ordinary conduct of the business of the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries;

(10)	Liens arising out of judgments, decrees, orders or awards so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment, decree, order or award have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(11)	Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, Purchase Money Obligations or other payments Incurred to finance the acquisition, improvement or construction of, assets or property acquired or constructed in the ordinary course of business (including Liens arising out of conditional sale, title retention, hire purchase, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business) provided that such Liens do not encumber any other assets or property of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(12)	Liens (i) arising solely by virtue of any statutory or common law provisions or customary business provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes or (iv) deposits made in the ordinary course of business to secure liability to insurance carriers;

(13)	Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries in the ordinary course of business;

(14)	Liens (a) over the segregated trust accounts set up to fund productions, (b) required to be granted over productions to secure production grants granted by regional and/or national agencies promoting film production in the relevant regional and/or national jurisdiction and (c) over assets relating to a specific production funded by Production Facilities;

(15)	Liens existing on, or provided for under written arrangements existing on, the Group Refinancing Effective Date;

(16)	Liens on property, other assets or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Fold-In Issuer, the Affiliate Issuer or any other Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(17)

Liens on property at the time the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into any Restricted Subsidiary (including Liens created, incurred or assumed in connection with or in contemplation of such acquisition or transaction); provided, however, that any such Lien may not extend to any other property owned by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary (other than pursuant to after-acquired property clauses in effect with respect to such Lien at the time of acquisition on property of the type that would have been subject to such Lien notwithstanding the occurrence of such acquisition);

(18)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Fold-In Issuer, the Affiliate Issuer or another Restricted Subsidiary;

(19)	Liens securing the Notes and the Note Guarantees;

(20)	Liens securing Refinancing Indebtedness Incurred to refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(21)	Liens securing Indebtedness Incurred under any Permitted Credit Facility;

(22)	Liens on Capital Stock or other securities of any Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary;

(23)	any interest or title of a lessor under any Capitalized Lease Obligations or operating leases;

(24)	any encumbrance or restriction (including, but not limited to, put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(25)	Liens over rights under loan agreements relating to, or over notes or similar instruments evidencing, the on-loan of proceeds received by a Restricted Subsidiary from the issuance of Indebtedness, which Liens are created to secure payment of such Indebtedness;

(26)	Liens on assets or property of a Restricted Subsidiary that is not the Fold-In Issuer, the Affiliate Issuer or a Guarantor securing Indebtedness of a Restricted Subsidiary that is not the Fold-In Issuer, the Affiliate Issuer and a Guarantor permitted by Section 4.09;

(27)	Liens in respect of the ownership interests in, or assets owned by, any joint ventures securing obligations of such joint ventures or similar agreements;

(28)	Liens on Escrowed Proceeds for the benefit of the related holders of debt securities or other Indebtedness (or the underwriters or arrangers or escrow agent thereof) or on cash set aside at the time of the Incurrence of any Indebtedness or government securities purchased with such cash, in either case to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in escrow accounts or similar arrangement to be applied for such purpose;

(29)	Liens Incurred with respect to obligations that do not exceed the greater of (a) $250.0 million and (b) 5.0% of Total Assets at any time outstanding;

(30)	Liens consisting of any right of set-off granted to any financial institution acting as a lockbox bank in connection with a Qualified Receivables Transaction;

(31)	Liens for the purpose of perfecting the ownership interests of a purchaser of Receivables and related assets pursuant to any Qualified Receivables Transaction;

(32)	Cash deposits or other Liens for the purpose of securing Limited Recourse;

(33)	Liens arising in connection with other sales of Receivables permitted hereunder without recourse to the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries;

(34)	Liens on Receivables and related assets of the type specified in the definition of “Qualified Receivables Transaction”;

(35)	Liens in respect of Bank Products or to implement cash pooling arrangements or arising under the general terms and conditions of banks with whom the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary maintains a banking relationship or to secure cash management and other banking services, netting and set-off arrangements, and encumbrances over credit balances on bank accounts to facilitate operation of such bank accounts on a cash-pooled and net balance basis (including any ancillary facility under any Credit Facility or other accommodation comprising of more than one account) and Liens of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary under the general terms and conditions of banks and financial institutions entered into in the ordinary course of banking or other trading activities;

(36)	Liens on cash, Cash Equivalents, Investments or other property arising in connection with the defeasance, discharge or redemption of Indebtedness; provided that such defeasance, discharge or redemption is not prohibited hereunder;

(37)	Liens on cash or Cash Equivalents securing the obligations and facilities of Cable & Wireless Limited under and in respect of the Cable & Wireless Supplemental Pension Scheme and the trust deed and rules in respect thereof;

(38)	Liens on cash in support of letters of credit issued pursuant to the terms of the CFA or any cash escrow arrangements for the same purpose;

(39)	Liens on equipment of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary granted in the ordinary course of business to a client of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary at which such equipment is located;

(40)	subdivision agreements, site plan control agreements, development agreements, servicing agreements, cost sharing, reciprocal and other similar agreements with municipal and other governmental authorities affecting the development, servicing or use of a property; provided the same are complied with in all material respects except as such non-compliance does not interfere in any material respect as determined in good faith by the Fold-In Issuer or the Affiliate Issuer with the business of the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries taken as a whole;

(41)	facility cost sharing, servicing, reciprocal or other similar agreements related to the use and/or operation a property in the ordinary course of business; provided the same are complied with in all material respects; and

(42)	deemed trusts created by operation of law in respect of amounts which are (i) not yet due and payable, (ii) immaterial, (iii) being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established in accordance with IFRS or (iv) unpaid due to inadvertence after exercising due diligence; and

(b)	with respect to the Fold-In Issuer or Affiliate Issuer:

(1)	Liens securing the Notes;

(2)	Permitted Collateral Liens;

(3)	Liens securing guarantees of Indebtedness Incurred under Credit Facilities, to the extent the underlying Indebtedness was Incurred in compliance with Section 4.09(a) or Section 4.09(b)(1);

(4)	Liens on property at the time the Fold-In Issuer or the Affiliate Issuer acquired the property, including any acquisition by means of a merger or consolidation with or into the Fold-In Issuer or the Affiliate Issuer; provided, that such Liens may not extend to any other property owned by the Fold-In Issuer or the Affiliate Issuer;

(5)	Liens over (i) Capital Stock of any Restricted Subsidiary and (ii) rights under loan agreements, notes or similar instruments representing Indebtedness of any Restricted Subsidiary owing to and held by the Fold-In Issuer or the Affiliate Issuer, securing Senior Indebtedness of a Guarantor or any Indebtedness of Restricted Subsidiaries that are not Guarantors, in each case, Incurred in compliance with (a) Section 4.09(a)(1)(A) or Section 4.09(b)(1), Section 4.09(b)(7), Section 4.09(b)(13), Section 4.09(b)(14), Section 4.09(b)(18), Section 4.09(b)(21) and Section 4.09(b)(25) and (b) any Refinancing Indebtedness in respect of Indebtedness referred to in clause (a) above;

(6)	Liens of the type described in clauses (3), (4), (5), (6), (7), (8), (9), (10), (11), (12), (16), (17), (18), (20), and (23) of clause (a) of this definition of “Permitted Liens”.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any corporation, partnership, limited liability company or other entity, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such entity, over shares of Capital Stock of any other class of such entity.

“Private Placement Legend” means the legend set forth in Section 2.07(j)(1) to be placed on all Notes issued under this Indenture except where otherwise permitted by the provisions of this Indenture.

“Production Facilities” means any bilateral facilities provided by a lender to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary to finance a production.

“Pro forma EBITDA” means, for any period, the Consolidated EBITDA of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, provided, however, that for the purposes of calculating Pro forma EBITDA for such period, if, as of such date of determination:

(1)	since the beginning of such period the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary will have made any Asset Disposition or disposed of any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such disposition, a “Sale”) or if the transaction giving rise to the need to calculate the Consolidated Net Leverage Ratio or Pro forma Non-Controlling Interest EBITDA, as applicable, is such a Sale, Pro forma EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the assets which are the subject of such Sale for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(2)	since the beginning of such period the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Person that thereby becomes a Restricted Subsidiary, acquires any Non-Controlling Interests in a Restricted Subsidiary or otherwise acquires any company, any business, any group of assets constituting an operating unit of a business or any Minority Investment (any such Investment or acquisition, a “Purchase”) including any such Purchase occurring in connection with a transaction causing a calculation to be made under this Indenture, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Purchase occurred on the first day of such period; and

(3)	since the beginning of such period any Person (that became a Restricted Subsidiary or was merged with or into the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary since the beginning of such period) will have made any Sale or any Purchase that would have required an adjustment pursuant to clause (1) or (2) above if made by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary since the beginning of such period, Consolidated EBITDA for such period will be calculated after giving pro forma effect thereto as if such Sale or Purchase occurred on the first day of such period.

For purposes of this definition and determining compliance with any provision of this Indenture that requires the calculation of any financial ratio or test, (a) whenever pro forma effect is to be given to any transaction or calculation, the pro forma calculations will be as determined conclusively in good faith by a responsible financial or accounting officer of the Fold-In Issuer (including without limitation in respect of anticipated expense and cost reductions) including, without limitation, as a result of, or that would result from any actions taken, committed to be taken or with respect to which substantial steps have been taken, by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary including, without limitation, in connection with any cost reduction synergies or cost savings plan or program or in connection with any transaction, investment, acquisition, disposition, restructuring, corporate reorganization or otherwise (regardless of whether these cost savings and cost reduction synergies could then be reflected in pro forma financial statements to the extent prepared), (b) in determining the amount of Indebtedness outstanding on any date of determination, pro forma effect shall be given to any Incurrence, repayment, repurchase, defeasance or other acquisition, retirement or discharge of Indebtedness as if such transaction had occurred on the first day of the relevant period and (c) interest on any Indebtedness that bears interest at a floating rate and that is being given pro forma effect shall be calculated as if the rate in effect on the date of calculation had been applicable for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness).

“Pro forma Non-Controlling Interest EBITDA” means, for any period, an amount equal to the proportion of the Pro forma EBITDA of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries which would have been attributable to Non-Controlling Interests, on the basis that the relevant measures for calculating such Pro forma EBITDA for such period under the definition of “Pro forma EBITDA” (including “Consolidated EBITDA”) are attributed to such Non-Controlling Interests in accordance with the definition of “Consolidation”.

“Public Debt” means any Indebtedness consisting of bonds, debentures, notes or other similar debt securities issued in (1) a public offering registered under the Securities Act or (2) a private placement to institutional investors that is underwritten for resale in accordance with Rule 144A or Regulation S under the Securities Act, whether or not it includes registration rights entitling the holders of such debt securities to registration thereof with the SEC for public resale. The term “Public Debt” (a) shall not include the Notes (or any Additional Notes) and (b) for the avoidance of doubt, shall not be construed to include any Indebtedness issued to institutional investors in a direct placement of such Indebtedness that is not underwritten by an intermediary (it being understood that, without limiting the foregoing, a financing that is distributed to not more than ten Persons (provided that multiple managed accounts and affiliates of any such Persons shall be treated as one Person for the purposes of this definition) shall be deemed not to be underwritten), or any Indebtedness under the CWC Credit Agreement, a Permitted Credit Facility, a Production Facility, commercial bank or similar Indebtedness, Capitalized Lease Obligation or recourse transfer of any financial asset or any other type of Indebtedness incurred in a manner not customarily viewed as a “securities offering.”

“Public Market” means any time after an Equity Offering has been consummated, shares of common stock or other common equity interests of the IPO Entity having a market value in excess of $75.0 million on the date of such Equity Offering have been distributed pursuant to such Equity Offering.

“Public Offering” means any offering, including an Initial Public Offering, of shares of common stock or other common equity interests that are listed on an exchange or publicly offered (which shall include any offering pursuant to Rule 144A and/or Regulation S under the Securities Act to professional market investors or similar persons).

“Public Offering Expenses” means expenses Incurred by any Parent in connection with any public offering of Capital Stock or Indebtedness (whether or not successful):

(1)	where the net proceeds of such offering are intended to be received by or contributed or loaned to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; or

(2)	in a prorated amount of such expenses in proportion to the amount of such net proceeds intended to be so received, contributed or loaned; or

(3)	otherwise on an interim basis prior to completion of such offering so long as any Parent shall cause the amount of such expenses to be repaid to the Fold-In Issuer, the Affiliate Issuer or the relevant Restricted Subsidiary out of the proceeds of such offering promptly if completed, in each case, to the extent such expenses are not paid by another Subsidiary of such Parent.

“Purchase Money Note” means a promissory note of a Receivables Entity evidencing the deferred purchase price of Receivables (and related assets) and/or a line of credit, which may be irrevocable, from the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in connection with a Qualified Receivables Transaction with a Receivables Entity, which note is intended to finance that portion of the purchase price that is not paid in cash or a contribution of equity and which (a) is repayable from cash available to the Receivables Entity, other than (i) amounts required to be established as reserves pursuant to agreements, (ii) amounts paid to investors in respect of interest, (iii) principal and other amounts owing to such investors and (iv) amounts owing to such investors and amounts paid in connection with the purchase of newly generated Receivables and (b) may be subordinated to the payments described in clause (a).

“Purchase Money Obligations” means any Indebtedness Incurred to finance or refinance the acquisition, leasing, construction or improvement of property (real or personal) or assets (including Capital Stock), and whether acquired through the direct acquisition of such property or assets or the acquisition of the Capital Stock of any Person owning such property or assets, or otherwise.

“QIB” means a “qualified institutional buyer” as defined in Rule 144A.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries pursuant to which the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries may sell, convey or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a Lien in, any Receivables (whether now existing or arising in the future) of the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such Receivables, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such Receivables and other assets which are customarily transferred, or in respect of which Liens are customarily granted, in connection with asset securitization involving Receivables and any Hedging Obligations entered into by the Fold-In Issuer, the Affiliate Issuer or any such Restricted Subsidiary in connection with such Receivables.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account”, “chattel paper”, “payment intangible” or “instrument” under the Uniform Commercial Code as in effect in the State of New York and any “supporting obligations” as so defined.

“Receivables Entity” means a Wholly Owned Subsidiary of the Fold-In Issuer or the Affiliate Issuer (or another Person in which the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary makes an Investment or to which the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary transfers Receivables and related assets) which engages in no activities other than in connection with the financing of Receivables and which is designated by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer (as provided below) as a Receivables Entity:

(1)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which:

(A) is guaranteed by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(B) is recourse to or obligates the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in any way other than pursuant to Standard Securitization Undertakings;

(C) subjects any property or asset of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings; or

(D) except, in each such case, Limited Recourse and Permitted Liens as defined in clauses (30) through (34) of the definition thereof,

(2)	with which neither the Fold-In Issuer, the Affiliate Issuer nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding (except in connection with a Purchase Money Note or Qualified Receivables Transaction) other than on terms not materially less favorable to the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Fold-In Issuer or the Affiliate Issuer, other than fees payable in the ordinary course of business in connection with servicing Receivables; and

(3)	to which neither the Fold-In Issuer, the Affiliate Issuer nor any Restricted Subsidiary has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results (other than those related to or incidental to the relevant Qualified Receivables Transaction), except for Limited Recourse.

Any such designation by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a certified copy of the resolution of the Board of Directors of the Fold-In Issuer or the Affiliate Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Receivables Fees” means reasonable distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Receivables Entity in connection with, any Qualified Receivables Transaction.

“Receivables Repurchase Obligation” means any obligation of a seller of Receivables in a Qualified Receivables Transaction to repurchase Receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, offset or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Redemption Date” means, when used with respect to any Note to be redeemed pursuant to this Indenture, the date fixed for such redemption.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances,” and “refinanced” shall have a correlative meaning) any Indebtedness existing on the Group Refinancing Effective Date or Incurred in compliance with this Indenture (including Indebtedness of the Fold-In Issuer or the Affiliate Issuer that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, including successive refinancings, provided, however, that:

(1)	if the Indebtedness being refinanced constitutes Subordinated Obligations, (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity later than the Stated Maturity of the Notes;

(2)	such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus an amount to pay any interest, fees and expenses, premiums and defeasance costs, Incurred in connection therewith; and

(3)	if the Indebtedness being refinanced constitutes Subordinated Obligations, such Refinancing Indebtedness is subordinated in right of payment to the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness being refinanced.

Refinancing Indebtedness in respect of any Credit Facility or any other Indebtedness may be Incurred from time to time after the termination, discharge or repayment of all or any part of any such Credit Facility or other Indebtedness.

“Regulation S” means Regulation S promulgated under the Securities Act.

“Regulation S Global Note” means one or more Global Notes, substantially in the form of Exhibit A hereto bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of the Depositary or its nominee, initially issued in an aggregate principal amount equal to the outstanding principal amount of the Notes initially sold in reliance on Rule 903 of Regulation S.

“Related Business” means any business that is the same as or related, ancillary or complementary to any of the businesses of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on the Group Refinancing Effective Date.

“Related Person” with respect to any Permitted Holder, means:

(1)	any controlling equity holder or majority (or more) owned Subsidiary of such Permitted Holder;

(2)	in the case of an individual, any spouse, family member or relative of such individual, any trust or partnership for the benefit of one or more of such individual and any such spouse, family member or relative, or the estate, executor, administrator, committee or beneficiaries of any thereof; or

(3)	any trust, corporation, partnership or other Person for which one or more of the Permitted Holders and other Related Persons of any thereof constitute the beneficiaries, stockholders, partners or owners thereof, or Persons beneficially holding in the aggregate a majority (or more) controlling interest therein.

“Related Taxes” means:

(1)	any taxes, including but not limited to sales, use, transfer, rental, ad valorem, value added, stamp, property, consumption, franchise, license, capital, registration, business, customs, net worth, gross receipts, excise, occupancy, intangibles or similar taxes (other than (x) taxes measured by income and (y) withholding imposed on payments made by any Parent), required to be paid by any Parent by virtue of its:

(a)	being organized or incorporated or having Capital Stock outstanding (but not by virtue of owning stock or other equity interests of any corporation or other entity other than the Fold-In Issuer, the Affiliate Issuer or any of the Fold-In Issuer’s or the Affiliate Issuer’s Subsidiaries), or

(b)	being a holding company parent of the Fold-In Issuer, the Affiliate Issuer or any of the Fold-In Issuer’s or the Affiliate Issuer’s Subsidiaries, or

(c)	receiving dividends from or other distributions in respect of the Capital Stock of the Fold-In Issuer, the Affiliate Issuer or any of the Fold-In Issuer’s or the Affiliate Issuer’s Subsidiaries, or

(d)	having guaranteed any obligations of the Fold-In Issuer, the Affiliate Issuer or any Subsidiary of the Fold-In Issuer or the Affiliate Issuer, or

(e)	having made any payment in respect to any of the items for which the Fold-In Issuer or the Affiliate Issuer is permitted to make payments to any Parent pursuant to Section 4.07,

in each case, to the extent such taxes are not paid by another Subsidiary or such Parent; or

(2)	any taxes measured by income for which any Parent is liable up to an amount not to exceed with respect to such taxes the amount of any such taxes that the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries would have been required to pay on a separate company basis or on a consolidated basis if the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries had paid tax on a consolidated, combined, group, affiliated or unitary basis on behalf of an affiliated group consisting only of the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries and any taxes imposed by way of withholding on payments made by one Parent to another Parent on any financing that is provided, directly or indirectly in relation to the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries (in each case, reduced by any taxes measured by income actually paid by the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries).

“Reporting Entity” refers to C&W Communications, or following any election made in accordance with Section 4.03, the Fold-In Issuer or such other Parent of the Fold-In Issuer, or, following an Affiliate Issuer Accession, C&W Parent or a Parent of C&W Parent.

“Relevant Resolution Authority” means the resolution authority with the ability to exercise any Bail-in Powers in relation to the relevant BRRD Party.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness or the provider of Senior Indebtedness (if provided on a bilateral basis), as the case may be.

“Responsible Officer,” when used with respect to the Trustee, means any officer within the Corporate Trust Administration of the Trustee (or any successor group of the Trustee) including any vice president, assistant vice president, assistant treasurer, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject.

“Restricted Global Note” means a Global Note bearing the Private Placement Legend.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Fold-In Issuer (including the Fold-In Issuer) or of the Affiliate Issuer, together with any Affiliate Subsidiaries, in each case other than an Unrestricted Subsidiary.

“Rule 144” means Rule 144 promulgated under the Securities Act.

“Rule 144A” means Rule 144A promulgated under the Securities Act.

“Rule 903” means Rule 903 promulgated under the Securities Act.

“Rule 904” means Rule 904 promulgated under the Securities Act.

“Sable Holding” means Sable Holding Limited and its successors.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Securitization Obligation” means any Indebtedness or other obligation of any Receivables Entity.

“Security Agent” means The Bank of New York Mellon, London Branch (or another agent appointed by the Fold-In Issuer) appointed as security agent for the New Senior Notes for the purposes of the Senior Notes Share Pledge, or any successors thereto.

“Security Documents” means the Senior Notes Share Pledge and related documents and any other agreement or document that provides for a Lien over any Collateral for the benefit of the Trustee and the Holders of Notes, in each case as amended or supplemented from time to time.

“Senior Indebtedness” means, whether outstanding on the Group Refinancing Effective Date or thereafter Incurred, all amounts payable by, under or in respect of all other Indebtedness of the Fold-In Issuer, the Affiliate Issuer or any Guarantor, including premiums and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to each of the Fold-In Issuer, the Affiliate Issuer or such Guarantor at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto; provided, however, that Senior Indebtedness will not include:

(1)	any Indebtedness Incurred in violation of this Indenture;

(2)	any obligation of the Fold-In Issuer or the Affiliate Issuer to any Restricted Subsidiary or any obligation of any Guarantor to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(3)	any liability for taxes owed or owing by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(4)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(5)	any Indebtedness, guarantee or obligation of the Fold-In Issuer, the Affiliate Issuer or any Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, guarantee or obligation of the Fold-In Issuer, the Affiliate Issuer or any Guarantor, including, without limitation, any Subordinated Obligation; or

(6)	any Capital Stock.

“Significant Subsidiary” means any Restricted Subsidiary which, together with the Restricted Subsidiaries of such Restricted Subsidiary, accounted for more than 10.0% of the Total Assets as of the end of the most recently completed fiscal year.

“Solvent Liquidation” means any voluntary liquidation, winding up or corporate reconstruction involving the business or assets of, or shares of (or other interests in) any Subsidiary of C&W Parent (other than the Fold-In Issuer); provided that, to the extent the Subsidiary of C&W Parent involved in such Solvent Liquidation is a Guarantor, the Successor Company assumes all the obligations of that Guarantor under this Indenture, the Note Guarantee, the Security Documents and each applicable Intercreditor Agreement, in each case, to which such Guarantor was a party prior to the Solvent Liquidation unless (i) such Successor Company is an existing Guarantor or (ii) such Successor Company would, but for the operation of this proviso, no longer be required to guarantee the Notes and accordingly any guarantee required by this proviso would become subject to automatic release in accordance with the provisions set forth under Section 10.01.

“Special Dividend” means the special dividend in the amount of in the amount of £0.03 per share paid to the C&W Communications’ shareholders of record immediately prior to the consummation of the 2016 Liberty Acquisition.

“Specified Legal Expenses” means, to the extent not constituting an extraordinary, non-recurring or unusual loss, charge or expense, all attorneys’ and experts’ fees and expenses and all other costs, liabilities (including all damages, penalties, fines and indemnification and settlement payments) and expenses paid or payable in connection with any threatened, pending, completed or future claim, demand, action, suit, proceeding, inquiry or investigation (whether civil, criminal, administrative, governmental or investigative).

“Spin-Off” means a transaction by which all outstanding ordinary and/or equity shares of the Fold-In Issuer or the Affiliate Issuer or a Parent of the Fold-In Issuer or the Affiliate Issuer directly or indirectly owned by the Ultimate Parent are distributed to (1) all of the Ultimate Parent’s shareholders or (2) all of the shareholders comprising one or more group of the Ultimate Parent’s shareholders as provided by the Ultimate Parent’s articles of association, in each case, either directly or indirectly through the distribution of shares in a Parent holding the Fold-In Issuer’s and the Affiliate Issuer’s shares or such Parent’s shares.

“Spin Parent” means the Person the shares of which are distributed to the shareholders of the Ultimate Parent pursuant to the Spin-Off.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary which are reasonably customary in securitization of Receivables transactions, including without limitation, those relating to the servicing of the assets of a Receivables Entity and Limited Recourse, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means, in the case of the Fold-In Issuer or the Affiliate Issuer, any Indebtedness of the Fold-In Issuer or the Affiliate Issuer, as applicable, (whether outstanding on the Group Refinancing Effective Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Notes pursuant to a written agreement and, in the case of a Guarantor, any Indebtedness (whether outstanding on the Group Refinancing Effective Date or thereafter Incurred) which is expressly subordinate or junior in right of payment to the Note Guarantee of such Guarantor pursuant to a written agreement.

“Subordinated Shareholder Loans” means Indebtedness of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (and any security into which such Indebtedness, other than Capital Stock, is convertible or for which it is exchangeable at the option of the holder) issued to and held by any Affiliate (other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) that (either pursuant to its terms or pursuant to an agreement with respect thereto):

(1)	does not mature or require any amortization, redemption or other repayment of principal or any sinking fund payment prior to the first anniversary of the Stated Maturity of the Notes (other than through conversion or exchange of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Fold-In Issuer or the Affiliate Issuer, as applicable, or any Indebtedness meeting the requirements of this definition);

(2)	does not require, prior to the first anniversary of the Stated Maturity of the Notes, payment of cash interest, cash withholding amounts or other cash gross-ups, or any similar cash amounts;

(3)	contains no change of control or similar provisions that are effective, and does not accelerate and has no right to declare a default or event of default or take any enforcement action or otherwise require any cash payment prior to the first anniversary of the Stated Maturity of the Notes;

(4)	does not provide for or require any Lien or encumbrance over any asset of the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries;

(5)	is subordinated in right of payment to the prior payment in full of the Notes or the Note Guarantee, as applicable, in the event of (a) a total or partial liquidation, dissolution or winding up of the Fold-In Issuer or the Affiliate Issuer or such Restricted Subsidiary, as applicable, (b) a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Fold-In Issuer or its property or the Affiliate Issuer and its property or such Restricted Subsidiary and its property, as applicable, (c) an assignment for the benefit of creditors or (d) any marshalling of the Fold-In Issuer’s assets and liabilities or the Affiliate Issuer’s assets and liabilities, or such Restricted Subsidiary’s assets and liabilities, as applicable;

(6)	under which the Fold-In Issuer or the Affiliate Issuer or such Restricted Subsidiary, as applicable, may not make any payment or distribution of any kind or character with respect to any obligations on, or relating to, such Subordinated Shareholder Loans if (a) a payment Default under this Indenture in relation to the Notes occurs and is continuing or (b) any other Default under this Indenture occurs and is continuing that permits the Holders of the Notes to accelerate their maturity and the Fold-In Issuer or the Affiliate Issuer or a Restricted Subsidiary, as applicable, receives notice of such Default from the requisite Holders of the Notes, until in each case the earliest of (i) the date on which such Default is cured or waived or (ii) 180 days from the date such Default occurs (and only once such notice may be given during any 360 day period); and

(7)	under which, if the holder of such Subordinated Shareholder Loans receives a payment or distribution with respect to such Subordinated Shareholder Loan (a) other than in accordance with this Indenture or as a result of a mandatory requirement of applicable law or (b) under circumstances described under clauses (5)(a) through (d) above, such holder will forthwith pay all such amounts to the Trustee or the Security Agent to be held in trust for application in accordance with this Indenture.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Except as used in Section 4.09(b)(7)(B), the definitions of “ordinary course of business” and “CWC Group” or as otherwise specified herein or unless as the context may require, each reference to a Subsidiary will refer to a Subsidiary of the Fold-In Issuer or the Affiliate Issuer.

“Telecommunications Services of Trinidad and Tobago” means Telecommunications Services of Trinidad and Tobago Limited.

“Test Period” means, on any date of determination, the period of the most recent two consecutive fiscal half-years for which, at the option of the Fold-In Issuer or the Affiliate Issuer, (i) semi-annual financial statements have previously been furnished to the Trustee under Section 4.03 or (ii) internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “LTM Test Period”); provided that, the Fold-In Issuer may make an election to establish that “Test Period” shall mean, on the date of determination, the period of the most recent two consecutive fiscal quarters for which, at the option of the Fold-In Issuer or the Affiliate Issuer, (i) interim management statements and/or quarterly financial statements have previously been furnished to the Trustee under Section 4.03 or (ii) internal interim management statements and/or internal financial statements of the Reporting Entity are available immediately preceding the date of determination (the “L2QA Test Period”). The calculation of Pro forma EBITDA and Pro forma Non-Controlling Interest EBITDA in respect of any Test Period that is an L2QA Test Period shall be determined by multiplying Pro forma EBITDA or Pro forma Non-Controlling Interest EBITDA, as applicable, for such L2QA Test Period by two. The Fold-In Issuer may only make one election to change from the LTM Test Period to the L2QA Test Period and once so elected may not then elect to change from the L2QA Test Period back to the LTM Test Period.

“The Bank of New York Mellon Group” means the group comprising The Bank of New York Mellon and its affiliates.

“Total Assets” means the Consolidated total assets of the Senior Notes Issuer, the Affiliate Issuer and the Restricted Subsidiaries as shown on the most recent balance sheet (excluding the footnotes thereto) of the Reporting Entity which, at the option of the Fold-In Issuer or the Affiliate Issuer, have previously been furnished to the Trustee under Section 4.03 or are internally available immediately preceding the date of determination (and, in the case of any determination relating to any Incurrence of Indebtedness, any Restricted Payment or other determination under this Indenture, calculated with such pro forma and other adjustments as are consistent with the pro forma provisions set forth in the definition of “Pro Forma EBITDA” including, but not limited to, any property or assets being acquired in connection therewith).

“TIA” means the United States Trust Indenture Act of 1939, as amended.

“Towers Assets” means:

(1)	all present and future wireless and broadcast towers and tower sites that host or assist in the operation of plant and equipment used for transmitting telecommunications signals, being tower and tower sites that are owned by or vested in the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (whether pursuant to title, rights in rem, leases, rights of use, site sharing rights, concession rights or otherwise) and include, without limitation, any and all towers and tower sites under construction;

(2)	all rights (including, without limitation, rights in rem, leases, rights of use, site sharing rights and concession rights), title, deposits (including, without limitation, deposits placed with landlords, electricity boards and transmission companies) and interest in, or over, the land or property on which such towers and tower sites referred to in paragraph (1) above have been or will be constructed or erected or installed;

(3)	all current assets relating to the towers or tower sites and their operation referred to in paragraph (1) above, whether movable, immovable or incorporeal;

(4)	all plant and equipment customarily treated by telecommunications operators as forming part of the towers or tower sites referred to in paragraph (1) above, including, in particular, but without limitation, the electricity power connections, utilities, diesel generator sets, batteries, power management systems, air conditioners, shelters and all associated civil and electrical works; and

(5)	all permits, licences, approvals, registrations, quotas, incentives, powers, authorities, allotments, consents, rights, benefits, advantages, municipal permissions, trademarks, designs, copyrights, patents and other intellectual property and powers of every kind, nature and description whatsoever, whether from government bodies or otherwise, pertaining to or relating to paragraphs (1) to (4) above; and

(6)	shares or other interests in Tower Companies.

“Tower Company” means a company or other entity whose principal activity relates to Towers Assets and substantially all of whose assets are Towers Assets.

“Trade Payables” means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

“Treasury Rate” means the yield to maturity at the time of computation of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available on a day no earlier than two Business Days prior to the date of the delivery of the redemption notice in respect of such Redemption Date (or, if such statistical release is not so published or available, any publicly available source of similar market date selected by the Fold-In Issuer in good faith)) most nearly equal to the period from the Redemption Date to September 15, 2022; provided, however, that if the period from the Redemption Date to September 15, 2022 is not equal to the constant maturity of a U.S. Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by a linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields to U.S. Treasury securities for which such yields are given, except that if the period from the Redemption Date to September 15, 2022 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year shall be used.

“Trustee” means The Bank of New York Mellon, London Branch, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

“TSTT HoldCo” means any wholly-owned Subsidiary of the Fold-In Issuer or the Affiliate Issuer that holds no material assets other than the Capital Stock of Telecommunications Services of Trinidad and Tobago.

“Ultimate Parent” means (1) Liberty Global plc and any and all successors thereto or (2) upon consummation of a Spin-Off, “Ultimate Parent” will mean the Spin Parent and its successors, and (3) upon consummation of a Parent Joint Venture Transaction, “Ultimate Parent” will mean each of the top tier Parent entities of the Joint Venture Holders and their successors.

“Unrestricted Global Note” means a Global Note that does not bear and is not required to bear the Private Placement Legend.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Fold-In Issuer or the Affiliate Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Fold-In Issuer or the Affiliate Issuer in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Fold-In Issuer or the Affiliate Issuer may designate any Subsidiary of the Fold-In Issuer or the Affiliate Issuer, as applicable (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein), to be an Unrestricted Subsidiary only if:

(a)	such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Fold-In Issuer or of the Affiliate Issuer which is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary; and

(b)	such designation and the Investment of the Fold-In Issuer or the Affiliate Issuer in such Subsidiary complies with Section 4.07.

Any such designation by the Board of Directors of the Fold-In Issuer or the Affiliate Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a resolution of the Board of Directors of the Fold-In Issuer or the Affiliate Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Fold-In Issuer or the Affiliate Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and either (1) the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries could Incur at least $1.00 of additional Indebtedness under Section 4.09(a)(2) or (2) the Consolidated Net Leverage Ratio would be no greater than it was immediately prior to giving effect to such designation, in each case, on a pro forma basis taking into account such designation.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. dollar” or “$” means the lawful currency of the United States of America.

“U.S. Person” means a U.S. Person as defined in Rule 902(k) promulgated under the Securities Act.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors.

“Wholly Owned Subsidiary” means (1) in respect of any Person, a Person, all of the Capital Stock of which (other than (a) directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law, regulation or to ensure limited liability and (b) in the case of a Receivables Entity, shares held by a Person that is not an Affiliate of the Fold-In Issuer or the Affiliate Issuer solely for the purpose of permitting such Person (or such Person’s designee) to vote with respect to customary major events with respect to such Receivables Entity, including without limitation the institution of bankruptcy, insolvency or other similar proceedings, any merger or dissolution, and any change in charter documents or other customary events) is owned by that Person directly or (2) indirectly by a Person that satisfies the requirements of clause (1).

“Written Instructions” means any written notices, directions or instructions (including for the avoidance of doubt by Electronic Means) received by the Trustee or the Agents from an Authorized Person or from a person reasonably believed by the Trustee or the respective Agent to be an Authorized Person.

Section 1.02 Other Definitions.

Term	Defined in Section
“Additional Amounts”	4.18
“Affiliate Transaction”	4.11
“Asset Disposition Offer”	3.11
“Asset Disposition Offer Amount”	3.11
“Asset Disposition Purchase Date”	3.11
“Authentication Order”	2.02
“Change in Tax Law”	3.10
“Change of Control Offer”	4.14
“Change of Control Purchase Price”	4.14
“Change of Control Purchase Date”	4.14
“Collateral”	11.03
“Covenant Defeasance”	8.03
“cross acceleration provision”	6.01
“Event of Default”	6.01
“Excess Proceeds”	4.10
“Investment Grade Status Period”	4.19
“LCT Election”	4.28
“LCT Test Date”	4.28
“Legal Defeasance”	8.02
“Other Asset Disposition Indebtedness”	3.11
“Note Guarantee”	4.23
“Paying Agent”	2.03
“payment default”	6.01
“Payor”	4.18
“Register”	2.03
“Registrar”	2.03
“Regular Record Date”	2.04
“Reinstatement Date”	4.19
“Relevant Taxing Jurisdiction”	4.18
“Restricted Payments”	4.07
“Senior Notes Share Pledge”	11.03
“Successor Company”	5.01
“Taxes”	4.18
“Tax Redemption Date”	3.10

Section 1.03 Rules of Construction

Unless the context otherwise requires:

(1)	a term has the meaning assigned to it;

(2)	an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(3)	“or” is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular;

(5) “will” shall be interpreted to express a command;

(6) provisions apply to successive events and transactions; and

(7) references to sections of or rules under the Securities Act will be deemed to include substitute, replacement of successor sections or rules adopted by the SEC from time to time.

ARTICLE 2

THE NOTES

Section 2.01 Form and Dating

(a) Global Notes. Notes offered and sold in reliance on Rule 144A shall be issued initially in the form of one or more 144A Global Notes, duly executed by the Issuer, and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Notes offered and sold to Non-U.S. Persons in offshores transactions in reliance on Regulation S shall be issued initially in the form of one or more Regulation S Global Notes, duly executed by the Issuer and authenticated by the Trustee or its Authenticating Agent as hereinafter provided. Each Global Note shall represent such aggregate principal amount of the outstanding Notes as shall be specified therein and each shall provide that it shall represent the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby shall from time to time be reduced or increased, as appropriate, by the Registrar, the Paying Agent or the Trustee to reflect exchanges, repurchases, redemptions and transfers of interests therein, in accordance with the terms of this Indenture.

The terms and provisions contained in the Notes will constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

Ownership of interests in the Global Notes will be limited to Participants and Indirect Participants. Book-Entry Interests in the Global Notes will be shown on, and transfers thereof will be effected only through, records maintained in book-entry form by the Depositary and its Participants. The Applicable Procedures shall be applicable to Book-Entry Interests in Global Notes.

Except as set forth in Section 2.07(a), the Global Notes may be transferred, in whole and not in part, only to a nominee or a successor of the Depositary.

(b) Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

(c) Book-Entry Provisions. Neither Participants nor Indirect Participants shall have any rights either under this Indenture or under any Global Note held on their behalf by the Depositary. Notwithstanding the foregoing, nothing herein shall prevent the Issuer or Fold-In Issuer, as applicable, the Trustee or any Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of the Depositary governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(d) Note Forms. The Global Notes and the Definitive Registered Notes shall be issuable only in registered form, substantially in the forms set forth as Exhibit A and Exhibit B hereto, respectively. The Notes shall be issued without coupons and only in denominations of at least $200,000 and in integral multiples of $1,000 in excess thereof.

(e) Additional Notes. Subject to the restrictions contained in Section 4.09, from time to time after the Refinancing Effective Date the Fold-In Issuer may issue Additional Notes under this Indenture. Any Additional Notes issued as provided for herein will be treated as a single class and as part of the same series as the Initial Notes for all purposes (including voting) under this Indenture.

(f) Dating. Each Note shall be dated the date of its authentication.

Section 2.02 Execution and Authentication

At least one Officer of the Issuer or Fold-In Issuer, as applicable, must sign the Notes for such Issuer by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time a Note is authenticated or at any time thereafter, the Note will nevertheless be valid.

A Note will not be valid until authenticated by the manual signature of the Authenticating Agent. The signature will be conclusive evidence that the Note has been authenticated under this Indenture.

The Authenticating Agent shall authenticate the Notes on the Issue Date in an aggregate principal amount of $700,000,000, upon receipt of an authentication order signed by at least one Officer of the Issuer or Fold-In Issuer, as applicable, directing the Authenticating Agent to authenticate the Notes and certifying that all conditions precedent to the issuance of the Notes contained herein have been complied with (an “Authentication Order”). The Authenticating Agent shall authenticate Additional Notes upon receipt of an Authentication Order relating thereto. Each Note shall be dated the date of its authentication.

The Trustee may authenticate Notes as the Issuer’s or Fold-In Issuer’s, as applicable, Authenticating Agent. The Trustee may appoint an additional Authenticating Agent or Agents acceptable to the Issuer or Fold-In Issuer, as applicable, to authenticate Notes. Unless limited by the terms of such appointment, an Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such Authenticating Agent. Such Authenticating Agent shall have the same rights as the Trustee in any dealings hereunder with any of the Issuer’s or Fold-In Issuer’s, as applicable, Affiliates.

Notes authenticated by an Authenticating Agent shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as if authenticated hereunder by the Trustee, and every reference in this Indenture to the authentication and delivery of Notes by the Trustee or the Trustee’s certificate of authentication shall be deemed to include authentication and delivery on behalf of the Trustee by an Authenticating Agent. Each Authenticating Agent shall be subject to acceptance by the Issuer or Fold-In Issuer, as applicable, and shall at all times be a corporation organized and doing business under, or licensed to do business pursuant to, the laws of the United States of America (including any State thereof or the District of Columbia), the United Kingdom or a jurisdiction in the European Union and authorized under such laws to act as Authenticating Agent, subject to supervision or examination by governmental authorities, if applicable. If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 2.02, such Authenticating Agent shall resign immediately in the manner and with the effect specified in this Section 2.02.

Any entity into which an Authenticating Agent may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity resulting from any merger, conversion or consolidation to which such Authenticating Agent shall be a party, or any entity succeeding to all or substantially all the corporate agency or corporate trust business of an Authenticating Agent, shall continue to be an Authenticating Agent; provided that such entity shall be otherwise eligible under this Section 2.02, without the execution or filing of any paper or any further act on the part of the Trustee or the Authenticating Agent.

An Authenticating Agent may resign at any time by giving written notice of resignation to the Trustee and the Issuer or Fold-In Issuer, as applicable. Each of the Trustee and the Issuer or Fold-In Issuer, as applicable, may at any time terminate the agency of an Authenticating Agent by giving written notice of the termination to that Authenticating Agent and the Issuer or Fold-In Issuer, as applicable, or the Trustee, as the case may be. Upon receiving such a notice of resignation or upon such a termination, or in case at any time any Authenticating Agent ceases to be eligible in accordance with the provisions of this Section 2.02, the Trustee may appoint a successor Authenticating Agent acceptable to the Issuer or Fold-In Issuer, as applicable. Any successor Authenticating Agent, upon acceptance of its appointment hereunder, shall become vested with all of the rights, powers and duties of its predecessor hereunder, with like effect as if originally named as an Authenticating Agent. No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 2.02.

The Issuer or Fold-In Issuer, as applicable agrees to pay to each Authenticating Agent from time to time reasonable compensation for its services under this Section 2.02.

The initial Authenticating Agent shall be The Bank of New York Mellon.

If an Authenticating Agent is appointed with respect to the Notes pursuant to this Section 2.02, the Notes may have endorsed thereon, in addition to or in lieu of the Trustee’s certification of authentication, an alternative certificate of authentication in the following form:

“This is one of the Notes referred to in the within-mentioned Indenture.

[NAME OF AUTHENTICATING AGENT], as Authenticating Agent

By:
Authorized Signatory”

Section 2.03 Registrar and Paying Agent

The Fold-In Issuer will maintain one or more paying agents (each, a “Paying Agent”) for the Notes in each of (a) London, England (the “Principal Paying Agent”) and (b) the Borough of Manhattan, City of New York. The Bank of New York Mellon, London Branch will initially act as Principal Paying Agent in London and The Bank of New York Mellon will initially act as Paying Agent in New York.

The Fold-In Issuer will also maintain one or more registrars (each, a “Registrar”) for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require. The Fold-In Issuer will also maintain a transfer agent. The initial Registrar for the Notes will be The Bank of New York Mellon. The initial transfer agent with respect to the Notes will be The Bank of New York Mellon. The Registrar will maintain a register on behalf of the Fold-In Issuer for so long as the Notes remain outstanding reflecting ownership of Definitive Registered Notes outstanding from time to time. The Paying Agents will effect payments on, and the transfer agents will facilitate transfer of, Definitive Registered Notes on behalf of the Fold-In Issuer. In the event that the Notes are no longer listed, the Fold-In Issuer or its agent will maintain a register reflecting ownership of the Notes.

The parties hereto acknowledge that the Fold-In Issuer has appointed The Bank of New York Mellon, London Branch, at its Corporate Trust Office, as Principal Paying Agent, and The Bank of New York Mellon, at 101 Barclay Street, New York, New York 10286, as Paying Agent, Registrar and Transfer Agent. The Fold-In Issuer acknowledges that The Bank of New York Mellon, London Branch, and The Bank of New York Mellon have accepted such appointment. So long as The Bank of New York Mellon, London Branch and The Bank of New York Mellon serve in such capacities, Section 7.07 shall apply to them as if they were Trustee hereunder.

The Fold-In Issuer may appoint one or more additional Paying Agents and the term “Paying Agent” shall include any such additional Paying Agent, as applicable. Upon notice to the Trustee, the Fold-In Issuer may change any Paying Agent, Registrar or Transfer Agent and the Fold-In Issuer may act as the Paying Agent; provided, however, that in no event may the Fold-In Issuer act as Paying Agent or appoint a Paying Agent in any member state of the European Union where the Paying Agent would be obliged to withhold or deduct tax in connection with any payment made by it in relation to the Notes unless the Paying Agent would be so obliged if it were located in all other member states.

The Fold-In Issuer shall notify the Trustee of the name and address of any Agent appointed after the Issue Date. If the Issuer fails to maintain a Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such and shall be entitled to appropriate compensation in accordance with Section 7.07.

Section 2.04 Holders to Be Treated as Owners; Payments of Interest

(a) Except as otherwise ordered by a court of competent jurisdiction or required by applicable law, the Fold-In Issuer, the Paying Agents, the Registrar, the Trustee and any agent of the Fold-In Issuer, any Paying Agent, the Registrar or the Trustee shall deem and treat the Holder of a Note as the absolute owner of such Note for the purpose of receiving payment of or on account of the principal, premium or interest on such Note and for all other purposes (including voting and consents and enforcement of the Security Documents); and neither the Fold-In Issuer, any Paying Agent, the Registrar, the Trustee nor any agent of the Fold-In Issuer, any Paying Agent, the Registrar or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such Person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note.

(b) Notwithstanding the foregoing, nothing herein shall prevent the Fold-In Issuer, the Trustee or the Agents from giving effect to any written certification, proxy or other authorization furnished by the Depositary or its nominee or impair, as between the Depositary, its nominees, the Participants or any other person, the operation of customary practices of such persons governing the exercise of the rights of a Holder.

(c) A Holder of a Note at the close of business on any Regular Record Date with respect to any Interest Payment Date shall be entitled to receive the interest payable on such Interest Payment Date notwithstanding any transfer or exchange of such Note subsequent to the Regular Record Date and prior to such Interest Payment Date, except if and to the extent the Fold-In Issuer shall default in the payment of the interest due on such Interest Payment Date, in which case such defaulted interest shall be paid in accordance with Section 2.13. The term “Regular Record Date” as used with respect to any Interest Payment Date for the Notes shall mean the date specified as such in the Notes.

Section 2.05 Paying Agent to Hold Money

Each Paying Agent shall hold for the benefit of the Holders or the Trustee all money received by the Paying Agent for the payment of principal, premium, interest or Additional Amounts on the Notes (whether such money has been paid to it by the Fold-In Issuer or any other obligor on the Notes), and the Fold-In Issuer and the Paying Agent shall notify the Trustee of any Default by the Fold-In Issuer (or any other obligor on the Notes) in making any such payment. For the avoidance of doubt, each Paying Agent acts as agent and not trustee under this Indenture. Money held by a Paying Agent need not be segregated (other than when the Fold-In Issuer acts as a Paying Agent), except as required by law, and in no event shall any Paying Agent be liable for any interest on any money received by it hereunder. The Fold-In Issuer at any time may require each Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may, if such a Default has occurred and is continuing, require any Paying Agent to pay forthwith all money so held by it to the Trustee and to account for any funds disbursed. Upon making such payment, the Paying Agent shall have no further liability for the money delivered to the Trustee.

Section 2.06 Holder Lists

The Registrar will preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. If the Trustee is not the Registrar and the Registrar maintains such a list on behalf of the Fold-In Issuer, the Fold-In Issuer will furnish to the Trustee at least seven Business Days before each Interest Payment Date and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of the Holders.

Section 2.07 Transfer and Exchange

(a)	Transfer and Exchange of Global Notes.

(1) A Global Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary, by a nominee of the Depositary to the Depositary or to another nominee of the Depositary, or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary.

(2) All Global Notes will be exchanged by the Fold-In Issuer for Definitive Registered Notes:

(A) if the Depositary notifies the Fold-In Issuer that it is unwilling or unable to continue to act as depositary and a successor depositary is not appointed by the Fold-In Issuer within 120 days;

(B) in whole, but not in part, if the Fold-In Issuer or the Depositary so request following an Event of Default; or

(C) if the Holder of a Book-Entry Interest requests such exchange in writing delivered through the Depositary following an Event of Default.

Upon the occurrence of any of the preceding events in clauses (A) through (C) above, the Fold-In Issuer shall issue or cause to be issued Definitive Registered Notes in such names as the Depositary shall instruct the Trustee and such transfer or exchange shall be recorded in the applicable Register.

(3) Global Notes may also be exchanged or replaced, in whole or in part, as provided in Section 2.08 and Section 2.11. Every Note authenticated and delivered in exchange for, or in lieu of, a Global Note or any portion thereof, pursuant to Section 2.08 or Section 2.11, shall be authenticated and delivered in the form of, and shall be, a Global Note. A Global Note may not be exchanged for another Note (including a Definitive Registered Note), other than as provided in this Section 2.07(a).

(b) General Provisions Applicable to Transfers and Exchanges of the Notes. The transfer and exchange of Book-Entry Interests shall be effected through the Depositary in accordance with the provisions of this Indenture and the Applicable Procedures. Transfers of Book-Entry Interests in the Global Notes (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note) shall require compliance with this Section 2.07(b), as well as one or more of the other following subparagraphs of this Section 2.07, as applicable.

In connection with all transfers and exchanges of Book-Entry Interests (other than transfers of Book-Entry Interests in connection with which the transferor takes delivery thereof in the form of a Book-Entry Interest in the same Global Note), the Trustee and the Paying Agent must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given in accordance with the Applicable Procedures containing information regarding the Participants’ accounts to be debited with such decrease and credited with such increase, as applicable.

In connection with a transfer or exchange of a Book-Entry Interest for a Definitive Registered Note, the Paying Agent and the Registrar must receive: (i) a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing the Depositary to debit from the transferor a Book-Entry Interest in an amount equal to the Book-Entry Interest to be transferred or exchanged; (ii) a written order from a Participant directing the Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and (iii) instructions given by the Depositary to the Registrar containing information regarding the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to above.

In connection with any transfer or exchange of Definitive Registered Notes, the Holder of such Notes shall present or surrender to the Registrar the Definitive Registered Notes duly endorsed or accompanied by a written instruction of transfer in form satisfactory to the Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, in connection with a transfer or exchange of a Definitive Registered Note for a Book-Entry Interest, the Trustee and the Paying Agent must receive (i) a written order directing the Depositary to credit the account of the transferee in an amount equal to the Book-Entry Interest to be transferred or exchanged and (ii) instructions given in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase.

Upon satisfaction of all of the requirements for transfer or exchange of Book-Entry Interests in Global Notes contained in this Indenture, the Paying Agent, the Registrar or the Trustee as specified in this Section 2.07, shall endorse the relevant Global Note(s) with any increase or decrease and instruct the Depositary to reflect such increase or decrease in its systems.

(c) Transfer of Book-Entry Interests in a Regulation S Global Note to Book-Entry Interests in a 144A Global Note. A Book-Entry Interest in a Regulation S Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a 144A Global Note, only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate to the effect set forth in Exhibit C hereto, including the certification in item (1) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to such Regulation S Global Note and increase Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(d) Transfer of Book-Entry Interests in a 144A Global Note to Book-Entry Interests in a Regulation S Global Note. A Book-Entry Interest in a 144A Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note only if the transfer complies with the requirements of Section 2.07(b) above and the Trustee receives a certificate from the Holder of such Book-Entry Interest in the form of Exhibit C hereto, including the certifications in item (2) thereof.

Upon the receipt of such certificate and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall increase Schedule A to such Regulation S Global Note and decrease Schedule A to such 144A Global Note by the principal amount of such transfer, and (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC.

(e) Transfer of Book-Entry Interests in Global Notes to Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note if the transfer complies with the requirements of Section 2.07(a) and Section 2.07(b) above and:

(1) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note to a QIB in reliance on Rule 144A, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof; or

(2) in the case of a transfer by a Holder of a Book-Entry Interest in a Global Note in reliance on Regulation S, the Trustee shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the Global Notes to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such transfer; (ii) instruct the Depositary to credit and debit the Participants’ accounts in accordance with the certificate and the procedures of DTC; and (iii) deliver to the Registrar the instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such transfer. The Registrar shall record the transfer in the Register and shall cause all Definitive Registered Notes issued in connection with a transfer pursuant to this Section 2.07(e) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so transferred and registered and in the names set forth in the instructions received by the Registrar.

(f) Transfer of Definitive Registered Notes to Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may transfer such Definitive Registered Note to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note only if:

(1) in the case of a transfer by a Holder of Definitive Registered Note to a person who takes delivery thereof in the form of a Book-Entry Interest in a Regulation S Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof;

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A who takes delivery thereof in the form of a Book-Entry Interest in a Rule 144A Global Note, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof;

Upon satisfaction of the foregoing conditions, the Registrar shall (i) deliver the Definitive Registered Notes to the Trustee for cancellation pursuant to Section 2.12; (ii) record such transfer on the Register; (iii) instruct the Depositary to deliver (A) in the case of a transfer pursuant to Section 2.07(f)(1), a Regulation S Global Note, and (B) in the case of a transfer pursuant to Section 2.07(f)(2), a 144A Global Note; (iv) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such transfer; and (v) thereafter, return the Global Notes to the Depositary, together with all information regarding the Participant accounts to be credited in connection with such transfer.

(g) Exchanges of Book-Entry Interests in Global Notes for Definitive Registered Notes. A Holder of a Book-Entry Interest in a Global Note may exchange such Book-Entry Interest for a Definitive Registered Note if the exchange complies with the requirements of Section 2.07(a) and Section 2.07(b) above and the Trustee receives the following:

(1) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Regulation S Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in items (a) thereof;

(2) if the Holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a 144A Definitive Registered Note, a certificate from such Holder in the form of Exhibit D hereto including the certifications in item (a) thereof.

Upon receipt of such certificates and the orders and instructions required by Section 2.07(b), the Trustee shall (i) instruct the Depositary to deliver, or cause to be delivered, the relevant Global Note to the transfer agent for endorsement and upon receipt thereof, the transfer agent shall decrease Schedule A to the relevant Global Note by the principal amount of such exchange; and thereafter return the Global Note to the Depositary, together with all information regarding the Participant accounts to be debited in connection with such exchange; and (ii) deliver to the Registrar instructions received by it that contain information regarding the Person in whose name Definitive Registered Notes shall be registered to effect such exchange. The Registrar shall record the exchange in the Register and shall cause all Definitive Registered Notes issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.07(g) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Book-Entry Interests so exchanged and registered and in the names set forth in the instructions received by the Registrar.

(h) Exchanges of Definitive Registered Notes for Book-Entry Interests in Global Notes. Any Holder of a Definitive Registered Note may exchange such Note for a Book-Entry Interest in a Global Note if such exchange complies with Section 2.07(b) above and the Trustee receives the following documentation:

(1) if the Holder of a 144A Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a 144A Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof; or

(2) if the Holder of a Regulation S Definitive Registered Notes proposes to exchange such Notes for a Book-Entry Interest in a Regulation S Global Note, a certificate from such Holder in the form of Exhibit D hereto, including the certifications in item (b) thereof.

Upon satisfaction of the foregoing conditions, the transfer agent shall (i) cancel such Note pursuant to Section 2.12; (ii) request that the Registrar record such exchange on the Register; (iii) endorse Schedule A to such Global Note to reflect the increase in principal amount resulting from such exchange.

(i) Transfer of Definitive Registered Notes for Definitive Registered Notes. Any Holder of a Definitive Registered Note may transfer such Note to a Person who takes delivery thereof in the form of Definitive Registered Notes if the transfer complies with Section 2.07(b) above and the Registrar receives the following additional documentation:

(1) in the case of a transfer by a Holder of Definitive Registered Notes pursuant to Regulation S, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (2) thereof; or

(2) in the case of a transfer by a Holder of Definitive Registered Notes to a QIB in reliance on Rule 144A, the Registrar shall have received a certificate to the effect set forth in Exhibit C hereto, including the certifications in item (1) thereof.

Upon the receipt of any Definitive Registered Note, the transfer agent shall cancel such Note pursuant to Section 2.12 and the Trustee shall complete and deliver to the Fold-In Issuer (i) in the case of a transfer pursuant to Section 2.07(i)(1), a Regulation S Definitive Registered Note and (ii) in the case of a transfer pursuant to Section 2.07(i)(2), a 144A Definitive Registered Note. The Trustee shall cause all Definitive Registered Notes issued in exchange in connection with a transfer pursuant to this Section 2.07(i) to bear the Private Placement Legend.

The Fold-In Issuer shall issue and, upon receipt of an Authentication Order from the Fold-In Issuer in accordance with Section 2.02, the Authenticating Agent shall authenticate, one or more Definitive Registered Notes in an aggregate principal amount equal to the aggregate principal amount of Definitive Registered Notes so transferred and registered in the names set forth in the instructions received by the Registrar.

(j) Legends.

(1) Private Placement Legend. The following legend shall appear on the face of all Notes issued under this Indenture, unless the Fold-In Issuer determines otherwise in compliance with applicable law:

“THIS NOTE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR OTHER SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE OFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE TRANSACTION IS EXEMPT FROM, OR NOT SUBJECT TO, SUCH REGISTRATION.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF (1) REPRESENTS THAT [IN THE CASE OF RULE 144A NOTES: IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT)] [IN THE CASE OF REGULATION S NOTES: IT IS NOT A U.S. PERSON AND IS ACQUIRING THIS NOTE IN AN “OFFSHORE TRANSACTION” PURSUANT TO REGULATION S UNDER THE U.S. SECURITIES ACT], (2) AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HAS PURCHASED SECURITIES, TO OFFER, SELL OR OTHERWISE TRANSFER SUCH SECURITY, PRIOR TO THE DATE (THE “RESALE RESTRICTION TERMINATION DATE”) THAT IS [IN THE CASE OF RULE 144A NOTES: ONE YEAR AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATES OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE)] [IN THE CASE OF REGULATION S NOTES: 40 DAYS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE DATE ON WHICH THIS NOTE (OR ANY PREDECESSOR OF THIS NOTE) WAS FIRST OFFERED TO PERSONS OTHER THAN DISTRIBUTORS (AS DEFINED IN RULE 902 OF REGULATION S) IN RELIANCE ON REGULATION S], ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BEEN DECLARED EFFECTIVE UNDER THE U.S. SECURITIES ACT, (C) FOR SO LONG AS THE SECURITIES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A UNDER THE U.S. SECURITIES ACT, TO A PERSON IT REASONABLY BELIEVES IS A “QUALIFIED INSTITUTIONAL BUYER” AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT

OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) PURSUANT TO OFFERS AND SALES THAT OCCUR OUTSIDE THE UNITED STATES WITHIN THE MEANING OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (E) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT, SUBJECT TO THE ISSUER’S AND THE TRUSTEE’S RIGHT PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSE (E) TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO EACH OF THEM. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE.

BY ACCEPTING THIS NOTE (OR AN INTEREST IN THE NOTE REPRESENTED HEREBY) EACH ACQUIRER AND EACH TRANSFEREE IS DEEMED TO REPRESENT, WARRANT AND AGREE THAT AT THE TIME OF ITS ACQUISITION AND THROUGHOUT THE PERIOD THAT IT HOLDS THIS NOTE OR ANY INTEREST HEREIN (1) EITHER (A) IT IS NOT, AND IT IS NOT ACTING ON BEHALF OF (AND FOR SO LONG AS IT HOLDS THIS NOTE OR ANY INTEREST HEREIN IT WILL NOT BE, AND WILL NOT BE ACTING ON BEHALF OF), (I) AN EMPLOYEE BENEFIT PLAN (AS DEFINED IN SECTION 3(3) OF THE UNITED STATES EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED (“ERISA”)) SUBJECT TO THE PROVISIONS OF PART 4 OF SUBTITLE B OF TITLE I OF ERISA, (II) AN INDIVIDUAL RETIREMENT ACCOUNT OR OTHER PLAN OR ARRANGEMENT TO WHICH SECTION 4975 OF THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED, (THE “CODE”), APPLIES, (III) ANY ENTITY WHOSE UNDERLYING ASSETS INCLUDE “PLAN ASSETS” (WITHIN THE MEANING OF 29 C.F.R. SECTION 2510.3-101 (AS MODIFIED BY SECTION 3(42) OF ERISA)) BY REASON OF ANY SUCH EMPLOYEE BENEFIT PLAN’S AND/OR PLAN’S INVESTMENT IN SUCH ENTITY (EACH OF (I), (II) AND (III), A “BENEFIT PLAN INVESTOR”), OR (IV) A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN WHICH IS SUBJECT TO ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S. OR OTHER LAWS OR REGULATIONS THAT ARE SUBSTANTIALLY SIMILAR TO THE FIDUCIARY RESPONSIBILITY OR THE PROHIBITED TRANSACTION PROVISIONS OF ERISA AND/OR SECTION 4975 OF THE CODE (“SIMILAR LAWS”), AND NO PART OF THE ASSETS USED BY IT TO ACQUIRE OR HOLD THIS NOTE OR ANY INTEREST HEREIN CONSTITUTES THE ASSETS OF ANY BENEFIT PLAN INVESTOR OR ANY SUCH GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, OR (B) ITS ACQUISITION, HOLDING AND DISPOSITION OF THIS NOTE OR AN INTEREST HEREIN DOES NOT AND WILL NOT CONSTITUTE OR OTHERWISE RESULT IN A NON-EXEMPT PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA AND/OR SECTION 4975 OF THE CODE (OR, IN THE CASE OF A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, A NON-EXEMPT VIOLATION OF ANY SIMILAR LAWS); (2) NEITHER THE ISSUER NOR ANY OF ITS AFFILIATES IS A “FIDUCIARY” (WITHIN THE MEANING OF SECTION 3(21) OF ERISA OR SECTION 4975 OF THE CODE OR, WITH RESPECT TO A GOVERNMENTAL, CHURCH OR NON-U.S. PLAN, ANY DEFINITION OF “FIDUCIARY” UNDER SIMILAR LAWS) WITH RESPECT TO THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH ANY PURCHASE OR HOLDING OF THIS NOTE, OR

AS A RESULT OF ANY EXERCISE BY THE ISSUER OR ANY OF ITS AFFILIATES OF ANY RIGHTS IN CONNECTION WITH THIS NOTE, AND NO ADVICE PROVIDED BY THE ISSUER OR ANY OF ITS AFFILIATES HAS FORMED A PRIMARY BASIS FOR ANY INVESTMENT DECISION BY OR ON BEHALF OF THE ACQUIRER OR TRANSFEREE IN CONNECTION WITH THIS NOTE AND THE TRANSACTIONS CONTEMPLATED WITH RESPECT TO THIS NOTE; AND (3) IF IT IS OR IS ACTING ON BEHALF OF A BENEFIT PLAN INVESTOR, THE DECISION TO PURCHASE THE NOTES HAS BEEN MADE BY A DULY AUTHORIZED FIDUCIARY (EACH, A “PLAN FIDUCIARY”) WHO IS INDEPENDENT OF THE ISSUER AND ITS AFFILIATES, WHICH PLAN FIDUCIARY (A) IS A FIDUCIARY UNDER ERISA OR THE CODE, OR BOTH, WITH RESPECT TO THE DECISION TO PURCHASE THE NOTES, (B) IS NOT THE INDIVIDUAL RETIREMENT ACCOUNT (“IRA”) OWNER (IN THE CASE OF AN ACQUIRER OR TRANSFEREE WHICH IS AN IRA), (C) IS CAPABLE OF EVALUATING INVESTMENT RISKS INDEPENDENTLY, BOTH IN GENERAL AND WITH REGARD TO THE PROSPECTIVE INVESTMENT IN THE NOTES, (D) HAS EXERCISED INDEPENDENT JUDGMENT IN EVALUATING WHETHER TO INVEST THE ASSETS OF SUCH BENEFIT PLAN INVESTOR IN THE NOTES, AND (E) IS EITHER A BANK, AN INSURANCE CARRIER, A REGISTERED INVESTMENT ADVISER, A REGISTERED BROKER-DEALER OR AN INDEPENDENT FIDUCIARY WITH AT LEAST $50 MILLION OF ASSETS UNDER MANAGEMENT OR CONTROL; PROVIDED, HOWEVER, THAT ACQUIRERS AND TRANSFEREES WILL NOT BE DEEMED TO MAKE THE REPRESENTATIONS IN THIS CLAUSE (3) TO THE EXTENT THAT, AND FOLLOWING THE DATE ON WHICH, THE REGULATIONS UNDER SECTION 3(21) OF ERISA ISSUED BY THE U.S. DEPARTMENT OF LABOR ON APRIL 8, 2016 ARE RESCINDED.”

(2) Global Note Legend. Each Global Note shall also bear a legend in substantially the following form:

“THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (I) THIS GLOBAL NOTE MAY BE TRANSFERRED OR EXCHANGED IN WHOLE BUT NOT IN PART PURSUANT TO SECTION 2.07(a) OF THE INDENTURE; (II) THE TRUSTEE OR THE TRANSFER AGENT MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.07 OF THE INDENTURE; AND (III) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.12 OF THE INDENTURE.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS GLOBAL NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO

THE ISSUER OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.”

(k) Cancellation. At such time as all Book-Entry Interests have been exchanged for Definitive Registered Notes or all Global Notes have been redeemed or repurchased, the Global Notes shall be returned to the Trustee for cancellation in accordance with Section 2.12.

(l) General Provisions Relating to Registration of Transfers and Exchanges. To permit registration of transfers and exchanges, the Fold-In Issuer shall execute and the Trustee shall authenticate Global Notes and Definitive Registered Notes upon the Fold-In Issuer’s order in accordance with the provisions of Section 2.02.

(1) No service charge shall be made to a Holder for any registration of transfer or exchange, but the Fold-In Issuer may require payment of a sum sufficient to cover any taxes, duties or governmental charge payable in connection therewith (other than any such taxes, duties or governmental charge payable upon exchange or transfer pursuant to Sections 3.11, 4.10, 4.14 and 9.05).

(2) All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes shall be the valid obligations of the Fold-In Issuer, evidencing the same debt and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(3) The Fold-In Issuer shall not be required to register the transfer of or, to exchange, Definitive Registered Notes (A) for a period beginning at the opening of business 15 calendar days before any Redemption Date and ending at the close of business on the Redemption Date; (B) for a period beginning at the opening of business 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part, and ending at the close of business on the date on which such Notes are selected; (C) for a period of 15 calendar days before any Regular Record Date with respect to any Interest Payment Date; or (D) which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer or an Asset Disposition Offer.

(4) The Fold-In Issuer, the Trustee, the Registrar and the Paying Agents will be entitled to treat the registered Holder of a Note as the owner thereof for all purposes.

(5) The Fold-In Issuer shall not be required to register the transfer or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

The Trustee shall have no responsibility for any actions or omissions of the Depositary.

Section 2.08 Replacement Notes

(a) If any mutilated Note is surrendered to a Paying Agent, the Registrar or the Trustee or the Fold-In Issuer and the Trustee receives evidence to its satisfaction of the destruction, loss or theft of any Note, the Fold-In Issuer will issue and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate a replacement Note if the Trustee’s and/or the Authenticating Agent’s requirements are met. If required by the Trustee or the Fold-In Issuer, an indemnity bond must be supplied by the Holder that is sufficient in the judgment of the Trustee and the Fold-In Issuer to protect the Fold-In Issuer, the Trustee, any Agent and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Fold-In Issuer and the Trustee may charge for their expenses in replacing a Note, including reasonable fees and expenses of counsel. In the event any such mutilated, lost, destroyed or stolen Note has become or is about to become due and payable, the Fold-In Issuer in its discretion may pay such Note instead of issuing a new Note in replacement thereof.

(b) The provisions of this Section 2.08 are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, lost, destroyed or stolen Notes.

(c) Every replacement Note issued pursuant to this Section 2.08 is an additional obligation of the Fold-In Issuer and will be entitled to all of the benefits of this Indenture equally and proportionately with all other Notes duly issued hereunder.

Section 2.09 Outstanding Notes

The Notes outstanding at any time are all the Notes authenticated by the Authenticating Agent except for those cancelled by it, those delivered to it for cancellation, those reductions in the interest in a Global Note effected by the Trustee in accordance with the provisions hereof, and those described in this Section 2.09 as not outstanding. Except as set forth in Section 2.10, a Note does not cease to be outstanding because the Fold-In Issuer or an Affiliate of the Issuer holds the Note; however, Notes held by the Issuer or a Subsidiary of the Issuer shall not be deemed to be outstanding for purposes of Section 3.07(a).

If a Note is replaced pursuant to Section 2.08, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.01, it ceases to be outstanding and interest on it ceases to accrue.

If the Paying Agent (other than the Fold-In Issuer, a Subsidiary or an Affiliate of any thereof) holds, on a Redemption Date or maturity date, money sufficient to pay Notes payable on that date, then on and after that date such Notes will be deemed to be no longer outstanding and will cease to accrue interest.

A mutilated Note ceases to be outstanding upon surrender of such Note and replacement thereof pursuant to Section 2.08.

Section 2.10 Treasury Notes

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Fold-In Issuer, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Fold-In Issuer, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee actually knows are so owned will be so disregarded.

Section 2.11 Temporary Notes

Until certificates representing Notes are ready for delivery, the Fold-In Issuer may prepare and the Authenticating Agent, upon receipt of an Authentication Order, will authenticate temporary Notes. Temporary Notes will be substantially in the form of certificated Notes but may have variations that the Fold-In Issuer considers appropriate for temporary Notes and as may be reasonably acceptable to the Trustee. Without unreasonable delay, the Fold-In Issuer will prepare and the Trustee will authenticate definitive Notes in exchange for temporary Notes.

Holders of temporary Notes will be entitled to all of the benefits of this Indenture.

Section 2.12 Cancellation

The Fold-In Issuer at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent will forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee and no one else will cancel all Notes surrendered for registration of transfer, exchange, payment, replacement or cancellation and will destroy cancelled Notes. Certification of the destruction of all cancelled Notes will be delivered to the Fold-In Issuer. The Fold-In Issuer may not issue new Notes to replace Notes that it has paid or that have been delivered to the Trustee for cancellation.

Section 2.13 Defaulted Interest

If the Issuer defaults in a payment of interest on the Notes, it will pay the defaulted interest in any lawful manner plus, to the extent lawful, interest payable on the defaulted interest, to the Persons who are Holders on a subsequent special record date, in each case at the rate provided in the Notes and in Section 4.01. The Fold-In Issuer will notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Fold-In Issuer will fix or cause to be fixed each such special record date and payment date; provided that no such special record date may be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Fold-In Issuer (or, upon the written request of the Fold-In Issuer, the Trustee in the name and at the expense of the Fold-In Issuer) will deliver or cause to be delivered to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 CUSIP, ISIN or Common Code Number

The Fold-In Issuer in issuing the Notes may use a “CUSIP”, an “ISIN” or “Common Code” number and, if so, such CUSIP, ISIN or Common Code number shall be included in notices of redemption or exchange as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness or accuracy of the CUSIP, ISIN or Common Code number printed in the notice or on the Notes, and that reliance may be placed only on the other identification numbers printed on the Notes. The Fold-In Issuer will promptly notify the Trustee and each Agent of any change in any CUSIP, ISIN and/or Common Code number.

Section 2.15 Deposit of Moneys

One Business Day prior to each Interest Payment Date, the maturity date of the Notes, each Redemption Date and each payment date relating to an Asset Disposition Offer or a Change of Control Offer, and on the Business Day immediately following any acceleration of the Notes pursuant to Section 6.02, the Fold-In Issuer shall deposit with a Paying Agent in immediately available funds money in U.S. dollars sufficient to make cash payments, if any, due on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be. All such payments so made to a Paying Agent, or upon its order, shall be valid, and, to the extent of the sum or sums so paid, effective to satisfy and discharge the liability for moneys payable upon any Note. Subject to receipt of such funds by such time, each Paying Agent shall remit such payment in a timely manner on such Interest Payment Date, maturity date, Redemption Date, the payment date relating to an Asset Disposition or a Change of Control Offer, or Business Day, as the case may be, to the Persons and in the manner set forth in paragraph (B) of the Notes.

Section 2.16 Actions of Agents

The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

ARTICLE 3

REDEMPTION AND PREPAYMENT

Section 3.01 Notices to Trustee

If the Fold-In Issuer elects to redeem Notes pursuant to the optional redemption provisions of Section 3.07 or pursuant to Section 4.14(d), they must furnish to the Trustee, at least 10 days but not more than 60 days before a Redemption Date, an Officers’ Certificate setting forth:

(1)	the clause of this Indenture pursuant to which the redemption shall occur;

(2)	the Redemption Date and the record date;

(3)	the principal amount of Notes to be redeemed;

(4)	the redemption price; and

(5)	the CUSIP, ISIN or Common Code numbers, as applicable.

Any notices in connection with such redemption shall be given by the Fold-In Issuer or the Affiliate Issuer pursuant to Section 14.01(d) and Section 14.01(e), as applicable.

Section 3.02 Selection of Notes to Be Redeemed or Purchased; Notices

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis (or, in the case of Notes issued in global form, based on the procedures of the Depository) unless otherwise required by law or applicable stock exchange or depositary requirements, although no Notes of $200,000 or less can be redeemed in part. The Trustee and Registrar will not be liable for selections made by it in accordance with this paragraph. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

For Notes which are represented by Global Notes held on behalf of DTC, notices may be given by delivery of the relevant notices to DTC for communication to entitled account holders in substitution for the aforesaid mailing.

Section 3.03 Notice of Redemption

Subject to the provisions of Section 3.07, at least 10 calendar days but not more than 60 calendar days before a Redemption Date, the Fold-In Issuer will deliver or cause to be delivered, by first class mail, a notice of redemption to each Holder whose Notes are to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Articles 8 or 12.

The notice will identify the Notes to be redeemed and will state:

(1) the Redemption Date and the record date;

(2) the redemption price;

(3) the CUSIP, ISIN and/or Common Code number(s), if any;

(4) if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed and that, after the Redemption Date upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion will be issued upon cancellation of the original Note;

(5) the name and address of the Paying Agent;

(6) that Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price;

(7) that, unless the Fold-In Issuer defaults in making such redemption payment, interest on Notes called for redemption ceases to accrue on and after the Redemption Date (or such other date specified in Section 4.14(d) to the extent applicable);

(8) the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(9) that no representation is made as to the correctness or accuracy of the CUSIP , ISIN and/or Common Code, if any, listed in such notice or printed on the Notes.

At the Fold-In Issuer’s request, the Trustee will give the notice of redemption in the Fold-In Issuer’s name and at its expense; provided, however, that the Fold-In Issuer has delivered to the Trustee, at least 15 days prior to the Redemption Date or such shorter period as the Trustee may agree, an Officer’s Certificate requesting that the Trustee give such notice and setting forth the information to be stated in such notice as provided in the preceding paragraph.

Section 3.04 Effect of Notice of Redemption

Once notice of redemption is delivered in accordance with Section 3.03, Notes called for redemption become irrevocably due and payable on the Redemption Date at the redemption price; provided, however, that a notice of redemption may be conditional except as otherwise set forth in this Article 3.

Section 3.05 Deposit of Redemption or Purchase Price

One Business Day prior to the Redemption Date or repurchase date, the Fold-In Issuer will deposit with the Trustee or with the Paying Agent money sufficient to pay the redemption or purchase price of and accrued interest on all Notes to be redeemed or repurchased on that date. The Trustee or the Paying Agent will promptly return to the Fold-In Issuer any money deposited with the Trustee or the Paying Agent by the Fold-In Issuer in excess of the amounts necessary to pay the redemption or purchase price of, and accrued interest on, all Notes to be redeemed or purchased.

If the Fold-In Issuer complies with the provisions of the preceding paragraph, on and after the Redemption Date or repurchase date (or such other date specified in Section 4.14(d), to the extent applicable), interest will cease to accrue on the Notes or the portions of Notes called for redemption or repurchase. If a Note is redeemed or purchased on or after an interest record date but on or prior to the related Interest Payment Date, then any accrued and unpaid interest shall be paid to the Person in whose name such Note was registered at the close of business on such record date. If any Note called for redemption or repurchase is not so paid upon surrender for redemption or repurchase because of the failure of the Fold-In Issuer to comply with the preceding paragraph, interest shall be paid on the unpaid principal, from the Redemption Date or repurchase date until such principal is paid, and to the extent lawful on any interest not paid on such unpaid principal, in each case at the rate provided in the Notes and in Section 4.01.

Section 3.06 Notes Redeemed or Repurchased in Part

Upon surrender of a Note that is redeemed in part, the Fold-In Issuer will issue and, upon receipt of an Authentication Order, the Trustee or the Authenticating Agent will authenticate for the Holder at the expense of the Fold-In Issuer a new Note equal in principal amount to the unredeemed or unpurchased portion of the Note surrendered; provided that any Definitive Registered Note shall be in a principal amount of $200,000 or an integral multiple of $1,000 in excess thereof.

Section 3.07 Optional Redemption

(a) Except as set forth in Section 3.07(b), Section 3.07(d), Section 3.08, Section 3.10 and Section 4.14(d), the Notes are not redeemable until September 15, 2022.

(b) at any time prior to September 15, 2022, the Fold-In Issuer may also redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest and Additional Amounts, if any, to, the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date).

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received from the Fold-In Issuer sufficient funds to pay the full redemption price payable to the holders of the Notes on or before the relevant redemption date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the redemption date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the redemption date, or by the redemption date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person.

If a redemption date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such redemption date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(c) On or after September 15, 2022, the Fold-In Issuer may, redeem all, or from time to time a part, of the Notes upon not less than 10 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount) plus accrued and unpaid interest and Additional Amounts, if any, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), if redeemed during the twelve-month period commencing on September 15 of the years set out below:

Year	Redemption Price
2022	103.438%
2023	101.719%
2024	100.859%
2025 and thereafter	100.000%

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received from the Fold-In Issuer sufficient funds to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person.

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(d) At any time, or from time to time, prior to September 15, 2022, the Fold-In Issuer may, at its option, use the Net Cash Proceeds of one or more Equity Offerings to redeem, upon not less than 10 nor more than 60 days’ notice, up to 40% of the principal amount of the Notes issued under this Indenture (including the principal amount of any Additional Notes) at a redemption price of 106.875% of the principal amount of the Notes redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date); provided that:

(1) at least 50% of the principal amount of the Notes (which includes Additional Notes, if any) issued under this Indenture remains outstanding immediately after any such redemption; and

(2) the Fold-In Issuer makes such redemption not more than 180 days after the consummation of any such Equity Offering.

In each case above, any such redemption and notice may, in the Fold-In Issuer’s discretion, be subject to satisfaction of one or more conditions precedent, including that the Fold-In Issuer has received or any Paying Agent has received from the Fold-In Issuer sufficient funds to pay the full redemption price payable to the Holders of the Notes on or before the relevant Redemption Date. If such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice shall state that, in the Fold-In Issuer’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed; provided that in no case shall the notice have been delivered less than 10 days or more than 60 days prior to the date on which such redemption (if any) occurs. In addition, the Fold-In Issuer may provide in such notice that payment of the redemption price and performance of the Fold-In Issuer’s obligations with respect to such redemption may be performed by another Person

If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to Holders whose Notes will be subject to redemption.

(e) Any redemption pursuant to this Section 3.07 and Section 4.14(d) shall be made pursuant to the provisions of Sections 3.01 through 3.06.

Section 3.08 Optional Redemption upon Certain Tender Offers

(a) In connection with any tender offer or other offer to purchase for all of the Notes, if Holders of not less than 90% of the aggregate principal amount of the then outstanding Notes validly tender and do not validly withdraw such Notes in such tender offer and the Fold-In Issuer, or any third party making such tender offer in lieu of the Fold-In Issuer, purchases all of the Notes validly tendered and not validly withdrawn by such holders, the Fold-In Issuer or such third party will have the right, at any time, upon not less than 10 nor more than 60 days’ notice following such purchase date, to redeem all Notes that remain outstanding following such purchase at a price equal to the price paid to each other holder in such tender offer, plus, to the extent not included in the tender offer payment, accrued and unpaid interest, if any, thereon, to, but excluding, the date of such redemption.

(b) If a Redemption Date is not a Business Day, payment may be made on the next succeeding day that is a Business Day, and no interest shall accrue on any amount that would have been otherwise payable on such Redemption Date if it were a Business Day for the intervening period. If the optional Redemption Date is on or after an interest record date and on or before the related Interest Payment Date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date and no additional interest will be payable to holders whose Notes will be subject to redemption.

Section 3.09 Mandatory Redemption

The Fold-In Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

Section 3.10 Redemption for Taxation Reasons

The Fold-In Issuer may redeem the Notes in whole, but not in part, at any time upon giving not less than 10 nor more than 60 days’ notice to the Holders of the Notes (which notice will be irrevocable) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date fixed for redemption (a “Tax Redemption Date”) (subject to the right of holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date), and Additional Amounts, if any, then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise, if the Fold-In Issuer determines that, as a result of:

(1) any change in, or amendment to, the law or treaties (or any regulations or rulings promulgated thereunder) of a Relevant Taxing Jurisdiction affecting taxation; or

(2) any change in the official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction) (each of the foregoing in clauses (1) and (2), a “Change in Tax Law”), the relevant Payor (as defined below) is, or on the next Interest Payment Date in respect of the Notes or any Note Guarantee would be, required to pay more than de minimis Additional Amounts (but if the relevant Payor is a Guarantor, then only if the payment giving rise to such requirement cannot be made by the Fold-In Issuer or another Guarantor without the obligation to pay Additional Amounts), and such obligation cannot be avoided by taking reasonable measures available to it (including, without limitation, by appointing a new or additional paying agent in another jurisdiction). The Change in Tax Law must become effective on or after the date of the CWC Group Assumption (or, if the relevant jurisdiction was not a Relevant Taxing Jurisdiction on such date, the date on which such jurisdiction became a Relevant Taxing Jurisdiction under the Indenture). In the case of a successor to the Fold-In Issuer or a relevant Guarantor, the Change in Tax Law must become effective after the date that such entity first makes payment on the Notes or the Note Guarantee. Notice of redemption for taxation reasons will be published in accordance with Section 3.03. Notwithstanding the foregoing, no such notice of redemption will be given (a) earlier than 90 days prior to the earliest date on which the Payor would be obliged to make such payment of Additional Amounts and (b) unless at the time such notice is given, such obligation to pay such Additional Amounts remains in effect. Prior to the publication, delivery or mailing of any notice of redemption of the Notes pursuant to the foregoing, the Fold-In Issuer will deliver to the Trustee (a) an Officer’s Certificate stating that the Fold-In Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to its right to so redeem have been satisfied and that it cannot avoid the obligations to pay Additional Amounts (but if the relevant Payor is a Guarantor, then only if the payment giving rise to such requirement cannot be made by the Fold-In Issuer or another Guarantor without obligation to pay Additional Amounts) by taking reasonable measures available to it; and (b)

an opinion of an independent tax counsel reasonably satisfactory to the Trustee to the effect that the circumstances referred to above exist. The Trustee will accept such Officer’s Certificate and opinion as sufficient evidence of the existence of satisfaction of the conditions precedent as described above, in which event it will be conclusive and binding on the Holders of the Notes.

The foregoing provisions will apply mutatis mutandis to any successor to the Fold-In Issuer after such successor person becomes a party to this Indenture or the Notes.

Section 3.11 Offer to Purchase by Application of Excess Proceeds

In the event that, pursuant to Section 4.10, the Fold-In Issuer is required to make an offer to all Holders to purchase Notes (an “Asset Disposition Offer”), they will follow the procedures specified below.

The Fold-In Issuer will make the Asset Disposition Offer to all Holders and to the extent notified by the Fold-In Issuer or the Affiliate Issuer, in such Notice, to all Holders of other Indebtedness of the Fold-In Issuer or the Affiliate Issuer, the Fold-In Issuer or any Guarantor that does not constitute Subordinated Obligations (“Other Asset Disposition Indebtedness”) to purchase the maximum principal amount of Notes and any such Other Asset Disposition Indebtedness to which the Asset Disposition Offer applies that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount of the Notes and Other Asset Disposition Indebtedness plus accrued and unpaid interest to the date of purchase, in accordance with the procedures set forth in this Section 3.11 or the agreements governing the Other Asset Disposition Indebtedness, as applicable, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof.

To the extent that the aggregate amount of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Fold-In Issuer and the Affiliate Issuer, may use any remaining Excess Proceeds for general corporate purposes in any manner not prohibited by this Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof and Other Asset Disposition Indebtedness surrendered by Holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis on the basis of the aggregate principal amount of tendered Notes and Other Asset Disposition Indebtedness. For the purposes of calculating the principal amount of any such Indebtedness not denominated in dollars, such Indebtedness shall be calculated by converting any such principal amounts into their Dollar Equivalent determined as of a date selected by the Fold-In Issuer or the Affiliate Issuer that is prior to the Asset Disposition Purchase Date (as defined below). Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

No later than five Business Days after the termination of the Asset Disposition Offer (the “Asset Disposition Purchase Date”), the Fold-In Issuer will purchase the principal amount of Notes and Other Asset Disposition Indebtedness required to be purchased pursuant to this Section 3.11 (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount has been so validly tendered, all Notes and Other Asset Disposition Indebtedness validly tendered in response to the Asset Disposition Offer.

To the extent that any portion of Net Available Cash payable in respect of the Notes is denominated in a currency other than the currency in which the Notes are denominated, the amount thereof payable in respect of such Notes shall not exceed the net amount of funds in the currency in which such Notes are denominated that is actually received by the Fold-In Issuer, upon converting such portion into such currency.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to holders who tender Notes pursuant to the Asset Disposition Offer.

Upon the commencement of an Asset Disposition Offer, the Fold-In Issuer will deliver a notice to the Trustee and each of the Holders, with a copy to the Trustee. The notice will contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Asset Disposition Offer. The notice, which will govern the terms of the Asset Disposition Offer, will state:

(1) that the Asset Disposition Offer is being made pursuant to this Section 3.11 and Section 4.10 and the length of time the Asset Disposition Offer will remain open;

(2) the Asset Disposition Offer Amount, the purchase price and the Asset Disposition Purchase Date;

(3) that any Note not tendered or accepted for payment will continue to accrue interest;

(4) that, unless the Fold-In Issuer defaults in making such payment, any Note accepted for payment pursuant to the Asset Disposition Offer will cease to accrue interest after the Asset Disposition Purchase Date;

(5) that Holders electing to have a Note purchased pursuant to an Asset Disposition Offer may elect to have Notes purchased in denominations of $200,000 and in integral multiples of $1,000 in excess thereof;

(6) that Holders electing to have Notes purchased pursuant to any Asset Disposition Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” attached to the Notes completed, or transfer by book-entry transfer, to the Fold-In Issuer, the Depositary, if appointed by the Fold-In Issuer, or a Paying Agent at the address specified in the notice at least three days before the Asset Disposition Purchase Date;

(7) that Holders will be entitled to withdraw their election if the Fold-In Issuer, the Depositary or the Paying Agent, as the case may be, receives, not later than the expiration of the Asset Disposition Offer, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Note the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased;

(8) that, if the aggregate principal amount of Notes and Other Asset Disposition Indebtedness surrendered by Holders thereof exceeds the Asset Disposition Offer Amount, the Fold-In Issuer will select the Notes and Other Asset Disposition Indebtedness to be purchased on a pro rata basis based on the principal amount of Notes and such Other Asset Disposition Indebtedness surrendered (with such adjustments as may be deemed appropriate by the Fold-In Issuer so that only Notes in denominations of $200,000 and in integral multiples of $1,000 in excess thereof will be purchased); and

(9) that Holders whose Notes were purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered (or transferred by book-entry transfer).

On or before the Asset Disposition Purchase Date, the Fold-In Issuer or the Affiliate Issuer will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Other Asset Disposition Indebtedness or portions of Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn, in each case in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Fold-In Issuer will deliver to the Trustee an Officer’s Certificate stating that such Notes or portions thereof were accepted for payment by the Fold-In Issuer in accordance with the terms of this Section 3.11. The Fold-In Issuer or the Paying Agent, as the case may be, will promptly (but in any case on or prior to the Asset Disposition Purchase Date) mail or deliver to each tendering Holder of Notes or holder or lender of Other Asset Disposition Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Other Asset Disposition Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Fold-In Issuer for purchase, and the Fold-In Issuer will promptly issue a new Note, and the Trustee (or its authenticating agent), upon delivery of an Officer’s Certificate from the Fold-In Issuer will authenticate and mail or deliver (or cause to be transferred by book entry) such new Note to such holder, in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. In addition, the Fold-In Issuer will take any and all other actions required by the agreements governing the Other Asset Disposition Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Fold-In Issuer to the holder thereof. The Fold-In Issuer will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that provisions of any securities laws or regulations conflict with the provisions of this Section 3.11 or Section 4.10, the Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Other than as specifically provided in this Section 3.11, any purchase pursuant to this Section 3.11 shall be made pursuant to the provisions of Sections 3.01 through 3.06.

ARTICLE 4

COVENANTS

Section 4.01 Payment of Notes

(a) The Fold-In Issuer shall pay or cause to be paid the principal of, premium, if any, and interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes. Principal, premium, if any, and interest shall be considered paid on the date due if the Paying Agent, if other than the Fold-In Issuer, holds on the Business Day prior to the due date, money deposited by the Fold-In Issuer in immediately available funds and designated for and sufficient to pay all principal, premium and Additional Amounts, if any, and interest then due.

Principal of, interest, premium and Additional Amounts, if any, on Global Notes will be payable, at the office of the Principal Paying Agent maintained in London, England, for such purposes. All payments on the Global Notes will be made by transfer of immediately available funds to an account of the Holder of the Global Notes in accordance with the procedures or DTC, as applicable.

Principal of, interest, premium and Additional Amounts, if any, on any Definitive Registered Notes will be payable at the office of the Paying Agent, in any location required to be maintained for such purposes pursuant to Section 2.03. In addition, interest on Definitive Registered Notes may be paid by check mailed to the person entitled thereto as shown on the Register for such Definitive Registered Notes.

If the due date for any payment in respect of any Notes is not a Business Day at the place at which such payment is due to be paid, the Holders thereof will not be entitled to payment of the amount due until the next succeeding Business Day at such place, and will not be entitled to any further interest or other payment as a result of any such delay.

(b) The Fold-In Issuer shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium at the rate equal to 1% per annum in excess of the then applicable interest rate on the Notes to the extent lawful; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue instalments of interest and Additional Amounts (without regard to any applicable grace period) at the same rate to the extent lawful.

Section 4.02 Maintenance of Office or Agency

The Fold-In Issuer shall maintain the offices and agencies specified in Section 2.03. The Issuer shall give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Issuer shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee. For the avoidance of doubt, the Trustee shall not be required to act as Registrar.

The Fold-In Issuer may also from time to time designate one or more other offices or agencies where the Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Fold-In Issuer shall give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

The Fold-In Issuer hereby designates the Corporate Trust Office of the Trustee as one such office or agency of the Issuer in accordance with Section 2.03.

Section 4.03 Reports

(a) So long as the Notes are outstanding, the Fold-In Issuer or the Affiliate Issuer will provide to the Trustee without cost to the Trustee (who, at the Fold-In Issuer’s expense, will provide to the holders) and, in each case of clauses (1), (2) and (3) of this Section 4.03, will post on its, the Reporting Entity’s or the Ultimate Parent’s website (or make similar disclosure) the following (provided, however, that to the extent any reports are filed on the SEC’s website or on the Reporting Entity’s or the Ultimate Parent’s website, such reports shall be deemed to be provided to the Trustee and the Holders of the Notes):

(1) within 150 days after the end of each fiscal year, audited combined or Consolidated balance sheets of the Reporting Entity as of the end of the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence) and audited combined or Consolidated income statements and statements of cash flow of the Reporting Entity for the two most recent fiscal years (or such shorter period as the Reporting Entity has been in existence), in each case prepared in accordance with IFRS, including appropriate footnotes to such financial statements and a report of the independent public accountants on the financial statements; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits, or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(2) within 75 days after the first half of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for the first half of such fiscal year, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses;

(3) within 75 days after the end of each of the first and third quarters of each fiscal year, to the extent the Reporting Entity is not required under the English law to provide financial statements, a report or announcement disclosing the Reporting Entity’s revenue, ending period cash on balance sheet, net debt and capital expenditures, accompanied by customary management commentary (an “interim management statement”); provided that beginning with the next fiscal quarter following an election to change to a L2QA Test Period in accordance with the definition of “Test Period”, the Fold-In Issuer or the Affiliate Issuer shall no longer provide any financial statements pursuant to Section 4.03(a)(2) and instead will provide, within 75 days after the end of each of the first three quarters of each fiscal year, unaudited condensed combined or Consolidated financial statements of the Reporting Entity for such quarter, prepared in accordance with IFRS; provided, however, that such financial statements need not (i) contain any segment data other than as required under IFRS in its financial statements with respect to the period presented, (ii) include any exhibits or (iii) include separate financial statements for any Affiliates of the Reporting Entity or any acquired businesses; and

(4) within 10 days after the occurrence of such event, information with respect to (a) any change in the independent public accountants of the Reporting Entity (unless such change is made in conjunction with a change in the auditor of the Ultimate Parent), (b) any material acquisition or disposal of the Reporting Entity and its Restricted Subsidiaries, taken as a whole, and (c) any material development in the business of the Reporting Entity and its Restricted Subsidiaries, taken as a whole.

(b) If the Fold-In Issuer or the Affiliate Issuer has designated any of its Subsidiaries as Unrestricted Subsidiaries and any such Unrestricted Subsidiary or group of Unrestricted Subsidiaries constitute Significant Subsidiaries of the Reporting Entity, then the annual, semi-annual and quarterly financial statements required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall include a reasonably detailed presentation, either on the face of the financial statements, in the footnotes thereto or in a separate report delivered therewith, of the financial condition and results of operations of the Reporting Entity and its Restricted Subsidiaries separate from the financial condition and results of operations of such Unrestricted Subsidiaries.

(c) Following any election by the Reporting Entity to change its accounting principles in accordance with the definition of IFRS set forth under Section 1.01, the annual, semi-annual and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable shall include any reconciliation presentation required by clause (2)(a) of the definition of IFRS set forth under Section 1.01.

(d) Notwithstanding the foregoing, the Fold-In Issuer may satisfy its obligations under Section 4.03(a)(1), Section 4.03(a)(2) and Section 4.03(a)(3), by (i) prior to an Affiliate Issuer Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly information of the Fold-In Issuer or any Parent of the Fold-In Issuer and, (ii) following an Affiliate Issuer Accession or an Affiliate Subsidiary Accession, delivering the corresponding Consolidated annual financial statements, semi-annual financial statements and quarterly financing information of C&W Parent or any Parent of C&W Parent. Following any such election, references in this Section 4.03 to the “Reporting Entity” shall be deemed to refer to the Fold-In Issuer or any such Parent of the Fold-In Issuer (as the case may be). Nothing contained in this Indenture shall preclude the Reporting Entity from changing its fiscal year end.

(e) To the extent that material differences exist between the business, assets, results of operations or financial condition of (i) the Reporting Entity and (ii) the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries (excluding, for the avoidance of doubt, the effect of any intercompany balances between the Reporting Entity and the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries), the annual financial statements, semi-annual financial statements and quarterly information required by Section 4.03(a)(1) , Section 4.03(a)(2) and Section 4.03(a)(3), as applicable, shall give a reasonably detailed description of such differences and include an unaudited reconciliation of the Reporting Entity’s financial statements to the financial statements of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries.

(f) In addition, so long as the Notes remain outstanding and during any period during which the Reporting Entity is not subject to Section 13 or 15(d) of the Exchange Act nor exempt therefrom pursuant to Rule 12g3-2(b) of the Exchange Act, the Reporting Entity shall furnish to the Holders and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Section 4.04 Compliance Certificate

(a) The Fold-In Issuer or the Affiliate Issuer, as the case may be, shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate stating that, in the course of the performance by the signers of their duties as officers of the Fold-In Issuer or the Affiliate Issuer, as the case may be, they would normally have knowledge of any Default, and further stating whether or not the signers know of any Default that occurred during such period.

(b) The Fold-In Issuer or the Affiliate Issuer, as the case may be, shall, so long as any of the Notes are outstanding, deliver to the Trustee within 30 days after the occurrence of any Default or Event of Default an Officer’s Certificate specifying such Default or Event of Default, its status and what action the Fold-In Issuer or the Affiliate Issuer, as the case may be, is taking or proposes to take with respect thereto.

Section 4.05 Taxes

The Fold-In Issuer or the Affiliate Issuer, as the case may be, will pay, and will cause each of its respective Subsidiaries to pay, prior to delinquency, all material taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

Section 4.06 Stay, Extension and Usury Laws

Each of the Fold-In Issuer, the Affiliate Issuer and any Guarantor agrees (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Fold-In Issuer, the Affiliate Issuer and any Guarantor agrees (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and agrees that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.07 Limitation on Restricted Payments

(a) [Reserved]

(b) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries, directly or indirectly:

(1) to declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries) except:

(A) dividends or distributions payable in Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans; and

(B) dividends or distributions payable to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (and if such Restricted Subsidiary is not a Wholly Owned Subsidiary of the Fold-In Issuer or the Affiliate Issuer, as applicable, to its other holders of common Capital Stock on a pro rata basis);

(2) to purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Fold-In Issuer, the Affiliate Issuer, or any Affiliate Subsidiary or any Parent of the Fold-In Issuer, the Affiliate Issuer, or any Affiliate Subsidiary held by Persons other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than in exchange for Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans);

(3) to purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than (x) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal instalment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement or (y) Indebtedness permitted under Section 4.09(b)(2)); or

(4) to make any Restricted Investment in any Person;

(any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Restricted Investment referred to in clauses (1) through clause (4) above is referred to herein as a “Restricted Payment”), if at the time the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary makes such Restricted Payment:

(A) in the case of a Restricted Payment other than a Restricted Investment, an Event of Default shall have occurred and be continuing (or would result therefrom); or

(B) except in the case of a Restricted Investment, if such Restricted Payment is made in reliance on Section 4.07(b)(C)(i), the Fold-In Issuer and the Affiliate Issuer are not able to Incur an additional $1.00 of Pari Passu Indebtedness pursuant to Section 4.09(a)(2) after giving effect, on a pro forma basis, to such Restricted Payment; or

(C) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to April 1, 2015 and not returned or rescinded (excluding all Restricted Payments permitted by Section 4.07(c) would exceed the sum of:

(i)	an amount equal to 100% of the Consolidated EBITDA for the period beginning on the first day of the first full fiscal quarter commencing prior to April 1, 2015 to the end of the Reporting Entity’s most recently ended full fiscal quarter ending prior to the date of such Restricted Payment for which internal Consolidated financial statements of the Reporting Entity are available, taken as a single accounting period, less the product of 1.4 times the Consolidated Interest Expense for such period;

(ii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Fold-In Issuer or the Affiliate Issuer from the issue or sale of its Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans or other capital contributions subsequent to April 1, 2015 (other than (A) Net Cash Proceeds received from an issuance or sale of such Capital Stock to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination, (B) Excluded Contributions, (C) Net Cash Proceeds, or other property or assets, if any, received by the Fold-In Issuer as capital contributions or Subordinated Shareholder Loans that were subsequently used to fund the Special Dividend, or (D) any property received in connection with Section 4.07(c)(26);

(iii)	100% of the aggregate Net Cash Proceeds and the fair market value, of marketable securities, or other property or assets, received by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary from the issuance or sale (other than to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary subsequent to April 1, 2015 of any Indebtedness that has been converted into or exchanged for Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock) or Subordinated Shareholder Loans;

(iv)	the amount equal to the net reduction in Restricted Investments made by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries subsequent to April 1, 2015 resulting from:

(1)	repurchases, redemptions or other acquisitions or retirements of any such Restricted Investment, proceeds realized upon the sale or other disposition to a Person other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary of any such Restricted Investment, repayments of loans or advances or other transfers of assets (including by way of dividend, distribution, interest payments or returns of capital) to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; or

(2)	the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (C)(iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included in Consolidated EBITDA for the purposes of clause (C)(i) to the extent that it is (at the Fold-In Issuer’s option) included under this clause (C)(iv);

(v)	without duplication of amounts included in clause (C)(iv) above, the amount by which Indebtedness of the Fold-In Issuer or the Affiliate Issuer is reduced on the Fold-In Issuer’s or the Affiliate Issuer’s Consolidated balance sheet, as applicable, upon the conversion or exchange of any Indebtedness of the Fold-In Issuer or the Affiliate Issuer issued after April 1, 2015, which is convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Fold-In Issuer or the Affiliate Issuer, as applicable, held by Persons not including the Fold-In Issuer or the Affiliate Issuer or any of their Restricted Subsidiaries, as applicable (less the amount of any cash or the fair market value of other property or assets distributed by the Fold-In Issuer or the Affiliate Issuer upon such conversion or exchange); and

(vi)	100% of the Net Cash Proceeds and the fair market value of marketable securities, or other property or assets, received by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries in connection with: (A) the sale or other disposition (other than to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or an employee stock ownership plan or trust established by the Fold-In Issuer, the Affiliate Issuer or any Subsidiary of the Fold-In Issuer or the Affiliate Issuer for the benefit of its employees to the extent funded by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary) of Capital Stock of an Unrestricted Subsidiary; and (B) any dividend or distribution made by an Unrestricted Subsidiary to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; provided, however, that no amount will be included in Consolidated Net Income for the purposes of clause (C)(i) above to the extent that it is (at the Fold-In Issuer’s option) included under this clause (vi).

The fair market value of property or assets other than cash for, purposes of this Section 4.07, shall be the fair market value thereof as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer.

(c) Section 4.07(b) will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock, Subordinated Shareholder Loans or Subordinated Obligations of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary made by exchange (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares) for, or out of the proceeds of the sale or issuance within 90 days of Subordinated Shareholder Loans, or Capital Stock of the Fold-In Issuer or the Affiliate Issuer (other than Disqualified Stock or Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination), or a substantially concurrent capital contribution to the Fold-In Issuer or the Affiliate Issuer; provided, however, that the Net Cash Proceeds from such sale or issuance of Capital Stock or Subordinated Shareholder Loans or from such capital contribution will be excluded from clause (C)(ii) of Section 4.07(b);

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Subordinated Obligations of the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary that is permitted or otherwise not prohibited to be Incurred pursuant to Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary made by exchange for, or out of the proceeds of the sale or issuance within 90 days of, Disqualified Stock of the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, that, in each case, is permitted or not otherwise prohibited to be Incurred under Section 4.09 and that in each case constitutes Refinancing Indebtedness;

(4) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision;

(5) the purchase, repurchase, defeasance, redemption or other acquisition, cancellation or retirement for value of Capital Stock, or options, warrants, equity appreciation rights or other rights to purchase or acquire Capital Stock of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or any parent of the Fold-In Issuer or the Affiliate Issuer held by any existing or former employees or management of the Fold-In Issuer, the Affiliate Issuer or any Subsidiary of the Fold-In Issuer or of the Affiliate Issuer or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemptions or repurchases pursuant to this clause (5) will not exceed an amount equal to $10.0 million in the aggregate during any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(6) the declaration and payment of dividends to holders of any class or series of Disqualified Stock, or of any Preferred Stock of a Restricted Subsidiary, Incurred in accordance with the terms of, or otherwise not prohibited to be Incurred pursuant to, Section 4.09;

(7) purchases, repurchases, redemptions, defeasance or other acquisitions or retirements of Capital Stock deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(8) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control; (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 3.11 and Section 4.10; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Fold-In Issuer has made (or caused to be made) the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in Section 3.11, Section 4.10 or Section 4.14, as the case may be, with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer; or (C) (i) consisting of Acquired Indebtedness (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was designated an Affiliate Issuer or an Affiliate Subsidiary or was otherwise acquired by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) and (ii) at a purchase price not greater than 100% of the principal amount of such Subordinated Obligation plus accrued and unpaid interest and any premium required by the terms of any Acquired Indebtedness;

(9) dividends, loans, advances or distributions to any Parent or other payments by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in amounts equal to:

(A) the amounts required for any Parent to pay Parent Expenses;

(B) the amounts required for any Parent to pay Public Offering Expenses or fees and expenses related to any other equity or debt offering of such Parent that are directly attributable to the operation of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries;

(C) the amounts required for any Parent to pay Related Taxes or, without duplication, pursuant to any tax sharing agreement or arrangement between or among the Ultimate Parent, the Fold-In Issuer, the Affiliate Issuer or any other Person or a Restricted Subsidiary; and

(D) amounts constituting payments satisfying the requirements of clauses (11), (12) and (23) of Section 4.11(b);

(10) Restricted Payments in an aggregate amount outstanding at any time not to exceed the aggregate cash amount of Excluded Contributions, or consisting of non-cash Excluded Contributions, or Investments in exchange for or using as consideration Investments previously made under this clause (10);

(11) payments by the Fold-In Issuer or the Affiliate Issuer, or loans, advances, dividends or distributions to any Parent to make payments to holders of Capital Stock of the Fold-In Issuer, the Affiliate Issuer or any Parent in lieu of the issuance of fractional shares of such Capital Stock;

(12) Restricted Payments in relation to any tax losses received by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary from the Ultimate Parent or any of its Subsidiaries (other than the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary); provided that (i) such Restricted Payments shall only be made in relation to such tax losses in an amount equal to the amount of tax that would have otherwise been required to be paid by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary if those tax losses were not so received and such payment shall only be made in the tax year in which such losses are utilized by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or (ii) such payments shall only be made in relation to such tax losses in an amount not exceeding, in any financial year, the greater of $150.0 million and 2.0% of Total Assets (with any unused amounts in any financial year being carried over to the next succeeding financial year);

(13) so long as no Default or Event of Default of the type specified in clauses (1) or (2) under Section 6.01(a) has occurred and is continuing, any Restricted Payment to the extent that, after giving pro forma effect to any such Restricted Payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(14) Restricted Payments in an aggregate amount at any time outstanding, when taken together with all other Restricted Payments made pursuant to this clause (14), not to exceed the greatest of (A) $250.0 million and (B) 5.0% of Total Assets, and (C) 0.25 multiplied by the Pro forma EBITDA of the Fold-In Issuer and its Restricted Subsidiaries for the Test Period, in the aggregate in any calendar year (with any unused amounts in any preceding calendar year being carried over to the succeeding calendar year);

(15) Restricted Payments for the purpose of making corresponding payments on:

(A) any Indebtedness of a Parent, to the extent that such Indebtedness is guaranteed by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary pursuant to a guarantee otherwise permitted to be Incurred under Section 4.09;

(B) any Indebtedness of a Parent or any of such Parent’s Subsidiaries (i) the net proceeds of which are or were used in the prepayment, repayment, redemption, defeasance, retirement or purchase of the CWC Credit Facilities, the New Senior Notes or other Indebtedness of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, in whole or in part, or (ii) the net proceeds of which are or were contributed to or otherwise loaned or transferred to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, or (iii) which is otherwise Incurred for the benefit of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary,

and, in each case of clause (A) and clause (B), any Refinancing Indebtedness in respect thereof;

(16) the distribution, as a dividend or otherwise, of shares of Capital Stock of or, Indebtedness owed to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries;

(17) following a Public Offering of the Fold-In Issuer, the Affiliate Issuer or any Parent, the declaration and payment by the Fold-In Issuer, the Affiliate Issuer or such Parent, or the making of any cash payments, advances, loans, dividends or distributions to any Parent to pay, dividends or distributions on the Capital Stock, common stock or common equity interests of the Fold-In Issuer, the Affiliate Issuer or any Parent; provided that the aggregate amount of all such dividends or distributions under this clause (17) shall not exceed in any fiscal year the greater of (A) 6.0% of the Net Cash Proceeds received from such Public Offering or subsequent Equity Offering by the Fold-In Issuer or the Affiliate Issuer or Parent or contributed to the capital of the Fold-In Issuer or the Affiliate Issuer by any Parent in any form other than Indebtedness or Excluded Contributions and (B) following the Initial Public Offering, an amount equal to the greater of (i) 7.0% of the Market Capitalization and (ii) 7.0% of the IPO Market Capitalization, provided that after giving pro forma effect to the payment of any such dividend or making of any such distribution, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00;

(18) after the designation of any Restricted Subsidiary as an Unrestricted Subsidiary, distributions (including by way of dividend) consisting of cash, Capital Stock or property or other assets of such Unrestricted Subsidiary that in each case is held by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; provided, however, that (A) such distribution or disposition shall include the concurrent transfer of all liabilities (contingent or otherwise) attributable to the property or other assets being transferred; (B) any property or other assets received from any Unrestricted Subsidiary (other than Capital Stock issued by any Unrestricted Subsidiary) may be transferred by way of distribution or disposition pursuant to this clause (18) only if such property or other assets, together with all related liabilities, is so transferred in a transaction that is substantially concurrent with the receipt of the proceeds of such distribution or disposition by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary; and (C) such distribution or disposition shall not, after giving effect to any related agreements, result nor be likely to result in any material liability, tax or other adverse consequences to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries on a Consolidated basis; provided further, however, that proceeds from the disposition of any cash, Capital Stock or property or other assets of an Unrestricted Subsidiary that are so distributed will not increase the amount of Restricted Payments permitted under Section 4.07(b)(C)(iv);

(19) [Reserved];

(20) any Business Division Transaction, provided that after giving pro forma effect thereto, the Fold-In Issuer and the Affiliate Issuer could Incur at least $1.00 of additional Pari Passu Indebtedness under Section 4.09(a)(2);

(21) any Restricted Payment reasonably necessary to consummate the 2016 Transactions and the Group Refinancing Transactions;

(22) distributions or payments of Receivables Fees and purchases of Receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Transaction;

(23) Restricted Payments to finance Investments or other acquisitions by a Parent or any Affiliate (other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) which would otherwise be permitted to be made pursuant to this Section 4.07 if made by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; provided, that (i) such Restricted Payment shall be made within 120 days of the closing of such Investment or other acquisition, (ii) such Parent or Affiliate shall, prior to or promptly following the date such Restricted Payment is made, cause (1) all property acquired (whether assets or Capital Stock) to be contributed to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or (2) the merger, amalgamation, consolidation, or sale of the Person formed or acquired into the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (in a manner not prohibited by Section 5.01 and Section 5.02) in order to consummate such Investment or other acquisition, (iii) such Parent or Affiliate receives no consideration or other payment in connection with such transaction except to the extent the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary could have given such consideration or made such payment in compliance with this Section 4.07 and (iv) any property received in connection with such transaction shall not constitute an Excluded Contribution up to the amount of such Restricted Payment made under this clause (23).

(24) any Restricted Payment from the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary to a Parent or any other Subsidiary of a Parent which is not a Restricted Subsidiary; provided that such Subsidiary advances the proceeds of any such Restricted Payment to the Fold-In Issuer, the Affiliate Issuer or any other Restricted Subsidiary, as applicable, within three days of receipt thereof and that such Restricted Payments do not exceed an amount equal to 10.0% of Total Assets at any one time;

(25) distributions (including by way of dividend) to a Parent consisting of cash, Capital Stock or property or other assets of a Restricted Subsidiary that is in each case held by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary for the sole purpose of transferring such cash, Capital Stock or property or other assets to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; and

(26) Restricted Payments reasonably required to consummate any Permitted Financing Action or any Post-Closing Reorganization.

(d) For purposes of determining compliance with this Section 4.07, in the event that a Restricted Payment meets the criteria of more than one of the categories described in Section 4.07(c), or is permitted pursuant to Section 4.07(b) or the definition of “Permitted Investments”, the Fold-In Issuer and the Affiliate Issuer will be entitled to classify such Restricted Payment (or portion thereof) on the date of its payment or later reclassify such Restricted Payment (or portion thereof) in any manner that complies with this Section 4.07 or the definition of “Permitted Investments”.

(e) The amount of all Restricted Payments (other than cash) shall be the fair market value (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer) on the date of such Restricted Payment of the asset(s) or securities proposed to be paid, transferred or issued by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The fair market value of any cash Restricted Payment shall be its face amount.

Section 4.08 Limitation on Restrictions on Distributions from Restricted Subsidiaries

(a) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any Restricted Subsidiary (other than the Fold-In Issuer, the Affiliate Issuer and the Affiliate Subsidiaries) to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary (other than the Fold-In Issuer, the Affiliate Issuer and the Affiliate Subsidiaries) to:

(1) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(2) make any loans or advances to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; or

(3) transfer any of its property or assets to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

provided that (x) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock and (y) the subordination of (including but not limited to, the application of any standstill requirements to) loans or advances made to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary to other Indebtedness Incurred by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, shall not be deemed to constitute such an encumbrance or restriction.

(b) Section 4.08(a) will not prohibit:

(1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Group Refinancing Effective Date, including, without limitation, each indenture governing the New Senior Notes (including, without limitation, this Indenture), the 2019 Sterling Bonds Trust Deed, the Columbus Senior Notes Indenture, the CWC Credit Agreement, the New Intercreditor Agreement, the Holdco Intercreditor Agreement, and any related documentation (including the security documents securing the Indebtedness under the CWC Credit Agreement and the guarantees thereof), in each case, as in effect on the Group Refinancing Effective Date;

(2) any encumbrance or restriction pursuant to an agreement or instrument of a Person relating to any Capital Stock or Indebtedness of a Person, Incurred on or before the date on which such Person was acquired by or merged or consolidated with or into the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, or on which such agreement or instrument is assumed by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in connection with an acquisition of assets (other than Capital Stock or Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was acquired by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or was merged or consolidated with or into the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or in contemplation of such transaction) and outstanding on such date, provided that any such encumbrance or restriction shall not extend to any assets or property of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary other than the assets and property so acquired and provided, further, that for the purposes of this clause (2), if another Person is the Successor Company, any Subsidiary thereof or agreement or instrument of such Person or any such Subsidiary shall be deemed acquired or assumed by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary when such Person becomes the Successor Company;

(3) any encumbrance or restriction pursuant to an agreement or instrument effecting a refunding, replacement or refinancing of Indebtedness Incurred pursuant to, or that otherwise extends, renews, refunds, refinances or replaces, an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3) or contained in any amendment, supplement, restatement or other modification to an agreement referred to in clause (1) or clause (2) of this paragraph or this clause (3); provided, however, that the encumbrances and restrictions, taken as a whole, with respect to such Restricted Subsidiary contained in any such agreement are no less favorable in any material respect to the Holders of the Notes than the encumbrances and restrictions contained in such agreements referred to in clause (1) or clause (2) of this Section 4.08(b) (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer);

(4) in the case of Section 4.08(a)(3), any encumbrance or restriction:

(A)	that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract;

(B)	contained in Liens permitted under this Indenture securing Indebtedness of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary to the extent such encumbrances or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements;

(C)	pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary; or

(D)	contained in operating leases for real property and restricting only the transfer of such real property upon the occurrence and during the continuance of a default in the payment of rent;

(5) any encumbrance or restriction pursuant to (A) Purchase Money Obligations for property acquired in the ordinary course of business or (B) Capitalized Lease Obligations permitted under this Indenture, in each case that either (i) impose encumbrances or restrictions of the nature described in Section 4.08(a)(3) on the property so acquired or (ii) are customary in connection with Purchase Money Obligations, Capitalized Lease Obligations and mortgage financings for property acquired in the ordinary course of business;

(6) any encumbrance or restriction arising in connection with, or any contractual requirement incurred with respect to, any Purchase Money Note or other Indebtedness or a Qualified Receivables Transaction relating exclusively to a Receivables Entity that, in the good faith determination of the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer, are necessary to effect such Qualified Receivables Transaction;

(7) any encumbrance or restriction (A) with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement (or option to enter into such contract) entered into for the direct or indirect sale or disposition of all or substantially all of the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition or (B) arising by reason of contracts for the sale of assets, including customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale and disposition of all or substantially all assets of such Subsidiary or conditions imposed by governmental authorities or otherwise resulting from dispositions required by governmental authorities;

(8) (A) customary provisions in leases, asset sale agreements, joint venture agreements and other agreements and instruments entered into by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in the ordinary course of business or (B) in the case of a Subsidiary that is not a Wholly-Owned Subsidiary, encumbrances, restrictions and conditions imposed by its organizational documents or any related shareholders, joint venture or other agreements, including restrictions on the payment of dividends or other distributions);

(9) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, governmental license, order, concession, franchise, or permit or required by any regulatory authority;

(10) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under agreements entered into in the ordinary course of business;

(11) any encumbrance or restriction pursuant to Currency Agreements, Commodity Agreements or Interest Rate Agreements;

(12) any encumbrance or restriction arising pursuant to an agreement or instrument relating to any Indebtedness permitted to be Incurred subsequent to the Group Refinancing Effective Date under Section 4.09 if (A) the encumbrances and restrictions taken as a whole are not materially less favorable to the Holders of the Notes than the encumbrances and restrictions contained in this Indenture, the New Intercreditor Agreement, and the Holdco Intercreditor Agreement and any related documentation, in each case, as in effect on the Group Refinancing Effective Date (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer) or (B) such encumbrances and restrictions taken as a whole are customary in comparable financings (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer) and, in each case, either (i) the Fold-In Issuer or the Affiliate Issuer reasonably believes that such encumbrances and restrictions will not materially affect the Fold-In Issuer’s ability to make principal or interest payments on the Notes as and when they come due or (ii) such encumbrances and restrictions apply only if a default occurs in respect of a payment or financial covenant relating to such Indebtedness.

(13) any encumbrance or restriction arising by reason of customary non-assignment provisions in agreements; and

(14) without duplication with clause (1) above, any encumbrance or restriction pursuant to an agreement or instrument entered into in connection with the Group Refinancing Transactions.

Section 4.09 Limitation on Indebtedness

(a) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that

(1) any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, (A) the Consolidated Net Leverage Ratio (excluding for the purposes of this clause (1)(A) only, outstanding Indebtedness of the Fold-In Issuer and the Affiliate Issuer as set forth in the definition of Consolidated Net Leverage Ratio) would not exceed 5.00 to 1.00 and (B) the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00; and

(2) the Fold-In Issuer and/or the Affiliate Issuer may Incur Pari Passu Indebtedness (including Acquired Indebtedness) if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00.

(b) Section 4.09(a) will not prohibit the Incurrence of the following Indebtedness:

(1) Pari Passu Indebtedness of the Fold-In Issuer and the Affiliate Issuer and Indebtedness of the Restricted Subsidiaries under Credit Facilities, and any Refinancing Indebtedness in respect thereof, in the aggregate principal amount at any one time outstanding not to exceed

(A) an amount equal to the greater of (i) (x) $2,450.0 million plus (y) the amount of any Credit Facilities Incurred under Section 4.09(a)(2) or any other provision of this Section 4.09(b) to acquire any property, other assets or shares of Capital Stock of a Person, and (y) 10.0% of Total Assets plus

(B) any accrual or accretion of interest that increases the principal amount of Indebtedness under Credit Facilities plus;

(C) in the case of any refinancing of any Indebtedness permitted under Section 4.09(b)(1) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses Incurred in connection with such refinancing;

(2) Indebtedness of the Fold-In Issuer or the Affiliate Issuer owing to and held by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (other than a Receivables Entity) or Indebtedness of a Restricted Subsidiary owing to and held by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (other than a Receivables Entity); provided, however, that:

(A) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity); and

(B) any sale or other transfer of any such Indebtedness to a Person other than the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (other than a Receivables Entity),

shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, not permitted by this Section 4.09(b)(2);

(3) (A) Indebtedness represented by the Notes (other than any Additional Notes issued after the Issue Date); (B) Indebtedness of the Guarantors represented by the Note Guarantees; (C) Indebtedness represented by the 2019 Sterling Bonds and the related guarantees thereof; and (D) Indebtedness represented by the Existing Senior Notes and the guarantees thereof;

(4) any Indebtedness (other than the Indebtedness described in clauses (1), (2) and (3) of this Section 4.09(b)) outstanding on the Group Refinancing Effective Date (after giving pro forma effect to the issuance of the Notes on the Issue Date and the application of proceeds thereof);

(5) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in clauses (3), (4), (5), (6), (8), (14), (15), (18), (20), (22) or (25) of this Section 4.09(b) or Incurred pursuant to Section 4.09(a);

(6) Indebtedness of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (A) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or was designated the Affiliate Issuer or an Affiliate Subsidiary, (B) Incurred to provide all or a portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or the Affiliate Issuer or was otherwise acquired by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, or such Person was designated as the Affiliate Issuer or an Affiliate Subsidiary or (C) Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or is merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (other than Indebtedness Incurred in contemplation of the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary); provided, however, that with respect to clauses (A) and (B) of this Section 4.09(b)(6) only, immediately following the consummation of the acquisition of such Restricted Subsidiary by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or such other transaction, (i) the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries would have been able to Incur $1.00 of additional Indebtedness pursuant to Section 4.09(a)(2) after giving pro forma effect to the relevant acquisition or other transaction and the Incurrence of such Indebtedness pursuant to this Section 4.09(b)(6) or (ii) the Consolidated Net Leverage Ratio would not be greater than immediately prior to such acquisition or such other transaction;

(7) Indebtedness under Currency Agreements, Commodity Agreements and Interest Rate Agreements entered into for bona fide hedging purposes of (A) the Fold-In Issuer, the Affiliate Issuer or the Restricted Subsidiaries and (B) C&W Communications and its Subsidiaries and, following an Affiliate Issuer Accession, C&W Parent and its Subsidiaries, in each case, and not for speculative purposes (as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer);

(8) Indebtedness consisting of (A) mortgage financings, asset backed financings, Purchase Money Obligations or other financings, Incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or (B) Indebtedness otherwise Incurred to finance the purchase, lease, rental or cost of design, development, construction, installation or improvement (including, without limitation, in respect of tenant improvement) of property (real or personal), plant, equipment or other assets (including, without limitation, network assets) used or useful in the business of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets, and any Refinancing Indebtedness which refinances, replaces or refunds such Indebtedness, in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8), will not exceed the greater of (i) $200.0 million and (ii) 3.0% of Total Assets at any time outstanding so long as such Indebtedness exists on the date of, or commissioning of, or contracting for, such purchase, design, development, construction, installation or improvement, or is created within 270 days thereafter;

(9) Indebtedness in respect of (A) workers’ compensation claims, casualty or liability insurance, self-insurance obligations, performance (including insurance policies), bid, indemnity, surety, judgment, appeal, completion, advance payment, customs, VAT or other tax or other guarantees or other similar bonds, instruments or obligations and completion guarantees and warranties provided by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary or relating to liabilities, obligations or guarantees Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, those Incurred to secure health, safety and environmental obligations or rental obligations, (B) letters of credit, bankers’ acceptances, guarantees, or other similar instruments or obligations issued or relating to liabilities or obligations Incurred in the ordinary course of business (or consistent with past practice or industry practice) or in respect of any government requirement, including, but not limited to, letters of credit or similar instruments in respect of casualty or liability insurance, self-insurance, unemployment insurance, workers compensation obligations, health disability or other benefits, the CFA, pensions-related obligations and other social security laws, (C) the financing of insurance premiums or take-or-pay obligations contained in supply agreements, in each case, in the ordinary course of business and (D) any customary cash management, cash pooling or netting or setting off arrangements in the ordinary course of business;

(10) Indebtedness Incurred constituting reimbursement obligations with respect to letters of credit issued and bank guarantees in the ordinary course of business provided to lessors of real property or otherwise in connection with the leasing of real property and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses in respect of any government requirement, or other Indebtedness with respect to reimbursement type obligations regarding the foregoing; provided, however, that upon the drawing of such letters of credit or the Incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or Incurrence;

(11) Indebtedness arising from agreements of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary providing for indemnification, guarantees or obligations in respect of earn-outs or adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the acquisition or disposition of any business, assets or Capital Stock of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including the fair market value of non-cash proceeds) actually received (in the case of dispositions) or paid (in the case of acquisitions) by the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries in connection with such acquisition or disposition, as applicable;

(12) Indebtedness arising from (i) Bank Products and (ii) the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided, however, that in the case of this clause (12)(ii) such Indebtedness is extinguished within thirty Business Days of Incurrence;

(13) guarantees by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary of Indebtedness or any other obligation or liability of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (other than of any Indebtedness Incurred by the Fold-In Issuer, the Affiliate Issuer or Restricted Subsidiary in violation of this Section 4.09); provided, however, that if the Indebtedness being guaranteed is subordinated in right of payment to the Notes or any Note Guarantee, then such guarantee shall be subordinated substantially to the same extent as the relevant Indebtedness guaranteed;

(14) Indebtedness Incurred by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary after the Group Refinancing Effective Date to provide all or a portion of the funds utilized to consummate the acquisition by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary of any Non-Controlling Interests in an aggregate principal amount at any time outstanding not to exceed 4.0x Pro forma Non-Controlling Interest EBITDA for the Test Period;

(15) [Reserved];

(16) Subordinated Shareholder Loans Incurred by the Fold-In Issuer or the Affiliate Issuer;

(17) Indebtedness (including any Refinancing Indebtedness in respect thereof) of any Restricted Subsidiary under any local Credit Facility in an amount not to exceed the greater of (A) $200.0 million and (B) 3.0% of Total Assets

(18) Pari Passu Indebtedness of the Fold-In Issuer or the Affiliate Issuer and Indebtedness of the Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with any Refinancing Indebtedness in respect thereof and the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed 100% of the Net Cash Proceeds received by the Fold-In Issuer or the Affiliate Issuer from the issuance or sale (other than to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary) of its respective Subordinated Shareholder Loans or its Capital Stock or otherwise contributed to the equity of the Fold-In Issuer or the Affiliate Issuer, in each case, subsequent to April 1, 2015 (and in each case, other than through the issuance of Disqualified Stock, Preferred Stock or an Excluded Contribution); provided, however, that (i) any such Net Cash Proceeds that are so received or contributed shall be excluded for purposes of making Restricted Payments under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) to the extent the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary Incurs Indebtedness in reliance thereon and (ii) any Net Cash Proceeds that are so received or contributed shall be excluded for purposes of Incurring Indebtedness pursuant to this Section 4.09(b)(15) to the extent the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary makes a Restricted Payment under Section 4.07(b)(C)(ii), 4.07(b)(C)(iii) and Section 4.07(c)(1) in reliance thereon, provided, further, that any Net Cash Proceeds so received that were subsequently used to fund the Special Dividend shall not be taken into account for the purposes of this clause (18);

(19) Pari Passu Indebtedness of the Fold-In Issuer or the Affiliate Issuer and Indebtedness of the Restricted Subsidiaries relating to any VAT liabilities or deferral of PAYE taxes with the agreement of the U.K. HM Revenue and Customs (including guarantees by a Restricted Subsidiary in favor of the U.K. HM Revenue and Customs in connection with the U.K. tax liability of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary (including, without limitation, any VAT liabilities));

(20) Indebtedness with Affiliates reasonably necessary to effect or consummate (i) the 2016 Transactions, (ii) the Group Refinancing Transactions, or (iii) any Post-Closing Reorganization;

(21) (i) Indebtedness arising under (a) any arrangements to fund a production where such funding is only repayable from the distribution revenues of that production or (b) Production Facilities provided that the aggregate amount of Indebtedness under all Production Facilities incurred pursuant to this clause (b) does not exceed the greater of (i) $75.0 million and (ii) 1.0% of Total Assets at any time outstanding; and (ii) any Refinancing Indebtedness of any Indebtedness Incurred under clause (i);

(22) Indebtedness arising under borrowing facilities provided by a special purpose vehicle notes issuer to the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in connection with the issuance of notes or other similar debt securities intended to be supported primarily by the payment obligations of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in connection with any vendor financing platform;

(23) [Reserved];

(24) Indebtedness pursuant to any Permitted Financing Action and any Refinancing Indebtedness in respect thereof; and

(25) in addition to the items referred to in clauses (1) through (24) of this Section 4.09(b), Pari Passu Indebtedness of the Fold-In Issuer or the Affiliate Issuer and Indebtedness of or any Restricted Subsidiary in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (25) of Section 4.09(b) and then outstanding, will not exceed the greater of (i) $250.0 million and (ii) 5.0% of Total Assets at any time outstanding.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this Section 4.09:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 4.09(a) and Section 4.09(b), the Fold-In Issuer or the Affiliate Issuer, as the case may be, in its sole discretion, will classify such item of Indebtedness on the date of its Incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses of Section 4.09(a) or Section 4.09(b) and will be permitted on the date of such Incurrence to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in Section 4.09(a) and Section 4.09(b), and, from time to time, may reclassify all or a portion of such Indebtedness, in any manner that complies with this Section 4.09; provided, however, that the CWC Initial Revolving Credit Commitments under the CWC Credit Agreement shall be deemed to have been Incurred under Section 4.09(b)(1) and cannot be reclassified;

(2) guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit are Incurred pursuant to any Credit Facility and are being treated as Incurred pursuant to Section 4.09(a) or Section 4.09(b)(1), Section 4.09(b)(17), Section 4.09(b)(18), Section 4.09(b)(21) or Section 4.09(b)(25) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Fold-In Issuer or the Affiliate Issuer, or Preferred Stock of a Restricted Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this Section 4.09 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.09 permitting such Indebtedness; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest or dividends in the form of additional Indebtedness, Preferred Stock or Disqualified Stock and increases in the amount of Indebtedness due to a change in accounting principles will not be deemed to be an Incurrence of Indebtedness for purposes of this Section 4.09. The amount of any Indebtedness outstanding as of any date shall be (1) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (2) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(e) If at any time an Unrestricted Subsidiary becomes an Affiliate Issuer or a Restricted Subsidiary, any Indebtedness of such Unrestricted Subsidiary shall be deemed to be Incurred by an Affiliate Issuer or a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this Section 4.09, the Fold-In Issuer shall be in Default of this Section 4.09).

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency shall be (1) calculated by the Fold-In Issuer based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed or first Incurred (whichever yields the lower Dollar Equivalent), in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (2) if and for so long as any such Indebtedness is subject to an agreement intended to protect against fluctuations in currency exchange rates with respect to the currency in which such

Indebtedness is denominated covering principal and interest on such Indebtedness, the swapped rate of such Indebtedness (if swapped into U.S. dollars) as of the date of the applicable swap. Notwithstanding any other provision of this Section 4.09, the maximum amount of Indebtedness that the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries may Incur pursuant to this Section 4.09 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(g) For purposes of determining compliance with (1) the Section 4.09(a) and (2) any other provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio, the Dollar Equivalent principal amount of Indebtedness denominated in a foreign currency (if such Indebtedness has not been swapped into U.S. dollars, or if such Indebtedness has been swapped into a currency other than U.S. dollars) shall be calculated by the Fold-In Issuer using the same weighted average exchange rates for the relevant period used in the Consolidated financial statements of the Reporting Entity for calculating the Dollar Equivalent of Consolidated EBITDA denominated in the same currency as the currency in which such Indebtedness is denominated or into which it has been swapped.

Section 4.10 Limitation on Sales of Assets and Subsidiary Stock

(a) [Reserved]

(b) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to make any Asset Disposition unless:

(1) the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, receives consideration (including by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise) at least equal to the fair market value (such fair market value to be determined on the date of contractually agreeing to such Asset Disposition), as determined conclusively in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

(2) unless the Asset Disposition is a Permitted Asset Swap, at least 75% of the consideration from such Asset Disposition (excluding any consideration by way of relief from, or by any other Person assuming responsibility for, any liabilities, contingent or otherwise, other than Indebtedness) received by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be:

(A) to the extent the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Fold-In Issuer (including the Notes), the Affiliate Issuer or a Guarantor or Indebtedness of a Restricted Subsidiary other than a Guarantor (in each case other than Indebtedness owed to the Fold-In Issuer, the Affiliate Issuer or an Affiliate of the Fold-In Issuer or the Affiliate Issuer) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to this clause (a), the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary will retire such Indebtedness and will cause the related commitment (if any) (except in the case of any revolving Indebtedness) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased; or

(B) to the extent the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary elects to invest in or commit to invest in Additional Assets within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; provided, however, that any such reinvestment in Additional Assets made pursuant to a definitive agreement or a commitment approved by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer that is executed or approved within such time will satisfy this requirement, so long as such investment is consummated within 6 months of such 365th day;

provided that pending the final application of any such Net Available Cash in accordance with clause (A) or clause (B) of this Section 4.10(b)(3), the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Indenture.

(c) Any Net Available Cash from Asset Dispositions that is not applied or invested or committed to be applied as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds”. On the 366th day (or the 546th day, in the case of any Net Available Cash committed to be used pursuant to a definitive binding agreement or commitment approved by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer pursuant to Section 4.10(b)(3)(B)) after an Asset Disposition (or at such earlier date that the Fold-In Issuer or the Affiliate Issuer may elect), if the aggregate amount of Excess Proceeds exceeds $250.0 million, the Fold-In Issuer will be required to make, and the Issuer will be required to notify the Fold-In Issuer that it will be required to make, an offer in accordance with Section 3.11.

For the purposes of this Section 4.10, the following will be deemed to be cash:

(1) the assumption by the transferee of Indebtedness (other than Subordinated Obligations) of the Fold-In Issuer, the Affiliate Issuer, the Fold-In Issuer or any Guarantor or Indebtedness of a Restricted Subsidiary that is not a Guarantor and the release of the Fold-In Issuer, the Affiliate Issuer, the Fold-In Issuer, such Guarantor or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition (in which case the Fold-In Issuer will, without further action, be deemed to have applied such deemed cash to Indebtedness in accordance with Section 4.10(b)(3)(A);

(2) securities, notes or other obligations received by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary from the transferee that are convertible by the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of such Asset Disposition;

(3) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Fold-In Issuer, the Affiliate Issuer and each Restricted Subsidiary are released from any guarantee of payment of the principal amount of such Indebtedness in connection with such Asset Disposition;

(4) consideration consisting of Indebtedness of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(5) any Designated Non-Cash Consideration received by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value not to exceed 25.0% of the consideration from such Asset Disposition (excluding any consideration received from such Asset Disposition in accordance with clauses (1) to (4) of this Section 4.10(c)) (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(6) in addition to any Designated Non-Cash Consideration received pursuant to clause (5) of this Section 4.10(c), any Designated Non-Cash Consideration received by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary in such Asset Dispositions having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (6) that is at that time outstanding, not to exceed the greater of $250.0 million and 5.0% of Total Assets (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value); and

(7) consideration consisting of securities or obligations issued, insured or unconditionally guaranteed by a government (or any agency or instrumentality thereof) of a country where the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary is organized or located.

(d) The Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.10, the Fold-In Issuer or the Affiliate Issuer, as the case may be, will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this Indenture by virtue of any conflict.

Section 4.11 Limitation on Affiliate Transactions

(a) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Fold-In Issuer or the Affiliate Issuer (an “Affiliate Transaction”) involving aggregate consideration in excess of $50.0 million for such Affiliate Transactions in any fiscal year, unless:

(1) the terms of such Affiliate Transaction are not materially less favorable, taken as a whole, to the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person who is not such an Affiliate (or, in the event that there are no comparable transactions involving Persons who are not Affiliates of the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary to apply for comparative purposes, is otherwise on terms that, taken as a whole, the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary has conclusively determined in good faith to be fair to the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary); and

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $100.0 million, the terms of such transaction have been approved by either (i) a majority of the members of the Board of Directors or (ii) the senior management of the Fold-In Issuer, the Affiliate Issuer or such Restricted Subsidiary, as applicable.

(b) Section 4.11(a) will not apply to:

(1) any Restricted Payment permitted to be made pursuant to Section 4.07 or any Permitted Investment;

(2) any issuance or sale of Capital Stock, options, other equity-related interests or other securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, or entering into, or maintenance of, any employment, consulting, collective bargaining or benefit plan, program, agreement or arrangement, related trust or other similar agreement and other compensation arrangements, options, warrants or other rights to purchase Capital Stock of the Fold-In Issuer, the Affiliate Issuer, any Restricted Subsidiary or any Parent, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits or consultant plans (including, without limitation, valuation, health, insurance, deferred compensation, severance, retirement, savings or similar plans, programs or arrangements) and/or indemnities provided on behalf of officers, employees or directors or consultants, in each case in the ordinary course of business;

(3) loans or advances to employees, officers or directors in the ordinary course of business of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary but in any event not to exceed $10.0 million in the aggregate amount outstanding at any one time with respect to all loans or advances made since the Group Refinancing Effective Date;

(4) (A) any transaction between or among the Fold-In Issuer, the Affiliate Issuer and a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction) or between or among Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary in connection with such transaction); and (B) any guarantees issued by the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary for the benefit of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary (or an entity that becomes a Restricted Subsidiary in connection with such transaction), as the case may be, in accordance with Section 4.09;

(5) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture, which, taken as a whole, are fair to the Fold-In Issuer, the Affiliate Issuer or the relevant Restricted Subsidiary, as applicable, or are on terms not materially less favorable than those that could reasonably have been obtained at such time from an unaffiliated party;

(6) loans or advances to any Affiliate of the Fold-In Issuer or the Affiliate Issuer by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, provided that the terms of such loan or advance are fair to the Fold-In Issuer or the Affiliate Issuer or the relevant Restricted Subsidiary, as the case may be, or are on terms not materially less favorable than those that could reasonably have been obtained from an unaffiliated party;

(7) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, directors, executives or officers of any Parent, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary;

(8) the performance of obligations of the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries under (A) the terms of any agreement to which the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries is a party as of or on the Group Refinancing Effective Date or (B) any agreement entered into after the Group Refinancing Effective Date on substantially similar terms to an agreement under clause (A) of this Section 4.11(b)(8), in each case, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any such agreement or amendment, modification, supplement, extension or renewal to such agreement, in each case, entered into after the Group Refinancing Effective Date will be permitted to the extent that its terms are not materially more disadvantageous to the Holders of the Notes than the terms of the agreements in effect on the Group Refinancing Effective Date;

(9) any transaction with (i) a Receivables Entity effected as part of a Qualified Receivables Transaction, acquisitions of Permitted Investments in connection with a Qualified Receivables Transaction and other Investments in Receivables Entities consisting of cash or Securitization Obligations or (ii) with an Affiliate in respect of Non-Recourse Indebtedness;

(10) the issuance of Capital Stock or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of the Fold-In Issuer or the Affiliate Issuer to any Affiliate of the Fold-In Issuer or the Affiliate Issuer;

(11) the payment to any Permitted Holder of all reasonable expenses Incurred by any Permitted Holder in connection with its direct or indirect investment in the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries and unpaid amounts accrued for prior periods;

(12) the payment to any Parent or Permitted Holder (1) of Management Fees (A) on a bona fide arm’s-length basis in the ordinary course of business or (B) of up to the greater of $35.0 million and 0.5% of Total Assets in any calendar year, (2) for financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including without limitation in connection with loans, capital market transactions, hedging and other derivative transactions, acquisitions or divestitures or (3) of Parent Expenses;

(13) guarantees of indebtedness, hedging and other derivative transactions and other obligations not otherwise prohibited under this Indenture;

(14) if not otherwise prohibited under this Indenture, the issuance of Capital Stock (other than Disqualified Stock) or Subordinated Shareholder Loans (including the payment of cash interest thereon; provided that, after giving pro forma effect to any such cash interest payment, the Consolidated Net Leverage Ratio would not exceed 5.00 to 1.00) of the Fold-In Issuer, the Affiliate Issuer ant the Restricted Subsidiaries to any Parent of the Fold-In Issuer or the Affiliate Issuer or any Permitted Holder;

(15) arrangements with customers, clients, suppliers, contractors, lessors or sellers of goods or services that are negotiated with an Affiliate, in each case, which are otherwise in compliance with the terms of this Indenture; provided that the terms and conditions of any such transaction or agreement as applicable to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, taken as a whole are fair to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries and are on terms not materially less favorable to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries than those that could have reasonably been obtained in respect of an analogous transaction or agreement that would not constitute an Affiliate Transaction;

(16) (A) transactions with Affiliates in their capacity as holders of indebtedness or Capital Stock of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness or Capital Stock generally, and (B) transactions with Affiliates in their capacity as borrowers of indebtedness from the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, so long as such Affiliates are not treated materially more favorably than holders of such indebtedness generally;

(17) any tax sharing agreement or arrangement and payments pursuant thereto between or among the Ultimate Parent, the Fold-In Issuer, the Affiliate Issuer or any other Person or a Restricted Subsidiary not otherwise prohibited by this Indenture and any payments or other transactions pursuant to a tax sharing agreement or arrangement between the Fold-In Issuer, the Affiliate Issuer and any other Person or a Restricted Subsidiary and any other Person with which the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries files a consolidated tax return or with which the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries is part of a group for tax purposes (including a fiscal unity) or any tax advantageous group contribution made pursuant to applicable legislation;

(18) transactions relating to the provision of Intra-Group Services in the ordinary course of business;

(19) the 2015 Columbus Carve-Out and related transactions;

(20) [Reserved];

(21) the 2016 Transactions;

(22) any transaction reasonably necessary to effect the Post-Closing Reorganization and/or a Spin-Off;

(23) any transaction in the ordinary course of business between or among the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary and any Affiliate of the Fold-In Issuer or the Affiliate Issuer that is an Unrestricted Subsidiary or a joint venture or similar entity (including a Permitted Joint Venture) that would constitute an Affiliate Transaction solely because the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such Unrestricted Subsidiary, joint venture or similar entity;

(24) commercial contracts entered into in the ordinary course of business between an Affiliate of the Fold-In Issuer or the Affiliate Issuer and the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary that are on arm’s length terms or on a basis that senior management of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary reasonably believes allocates costs fairly;

(25) transactions between the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary and a Parent or an Affiliate, in each case, to effect or facilitate the transfer of any property or asset from the Fold-In Issuer, the Affiliate Issuer and/or any Restricted Subsidiary to another Restricted Subsidiary, the Affiliate Issuer and/or the Fold-In Issuer, as applicable;

(26) any Permitted Financing Action; and

(27) any transaction reasonably necessary to effect the Group Refinancing Transactions.

Section 4.12 Limitation on Liens

(a) [Reserved]

(b) The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien (other than (1) in the case of any property or asset that does not constitute Collateral, Permitted Liens (other than Permitted Collateral Liens), and (2) in the case of any property or asset that constitutes Collateral, Permitted Collateral Liens) upon any of its property or assets (including Capital Stock of Restricted Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness (such Lien, the “Initial Lien”), unless, in the case of clause (1) only, contemporaneously with the Incurrence of such Initial Lien effective provision is made to secure the Indebtedness due under this Indenture and the Notes or, in respect of Liens on any Guarantor’s property or assets, such Guarantor’s Note Guarantee, equally and ratably with (or prior to, in the case of Liens with respect to Subordinated Obligations of the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, as the case may be) the Indebtedness secured by such Initial Lien for so long as such Indebtedness is so secured.

(c) Any such Lien created pursuant to Section 4.12(b) in favor of the Holders of the Notes will be automatically and unconditionally released and discharged upon (1) the release and discharge of the Initial Lien to which it relates, or (2) in accordance with Section 11.04.

(d) [Reserved].

(e) For purposes of determining compliance with this Section 4.12, (1) a Lien need not be Incurred solely by reference to one category of Permitted Liens or Permitted Collateral Liens, as applicable, but may be Incurred under any combination of such categories (including in part under one such category and in part under any other such category) and (2) in the event that a Lien (or any portion thereof) meets the criteria of one or more of such categories of Permitted Liens or Permitted Collateral Liens, as applicable, the Fold-In Issuer shall, in its sole discretion, divide, classify or may subsequently reclassify at any time such Lien (or any portion thereof) in any manner that complies with this Section 4.12 and the definitions of “Permitted Liens” or “Permitted Collateral Liens”, as applicable.

(f) With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference, any fees, underwriting discounts, accrued and unpaid interest, premiums and other costs and expenses incurred in connection therewith and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

Section 4.13 Corporate Existence

Subject to Article 5, the Fold-In Issuer and the Affiliate Issuer shall respectively do or cause to be done all things necessary to preserve and keep in full force and effect:

(1) its corporate existence, and the corporate, partnership or other existence of each of its Subsidiaries, in accordance with the respective organizational documents (as the same may be amended from time to time) of the Fold-In Issuer, the Affiliate Issuer or any such Subsidiary; and

(2) the rights (charter and statutory), licenses and franchises of the Fold-In Issuer, the Affiliate Issuer and their respective Subsidiaries; provided, however, that none of the Fold-In Issuer, the Affiliate Issuer shall be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any of their respective Subsidiaries, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Fold-In Issuer or the Affiliate Issuer and their respective Subsidiaries, taken as a whole, and that the loss thereof is not adverse in any material respect to the Holders.

Section 4.14 Change of Control

(a) If a Change of Control shall occur at any time, the Fold-In Issuer shall, pursuant to the procedures described in this Section 4.14, offer (the “Change of Control Offer”) to purchase all Notes in whole or in part in denominations of $200,000 and in integral multiples of $1,000 in excess thereof at a purchase price (the “Change of Control Purchase Price”) in cash in an amount equal to 101% of the principal amount of such Notes, plus any Additional Amounts and accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Purchase Date”) (subject to the rights of holders of record on relevant record dates to receive interest due on an Interest Payment Date); provided, however, that the Fold-In Issuer shall not be obliged to repurchase Notes as described in this Section 4.14 in the event and to the extent that it has unconditionally exercised its right to redeem all of the Notes pursuant to Section 3.07 or all conditions to such redemption have been satisfied or waived. No such purchase in part shall reduce the principal amount at maturity of the Notes held by any holder to below $200,000.

Unless the Fold-In Issuer has unconditionally exercised its right to redeem all the Notes as described under Section 3.07 or all conditions to such redemption have been satisfied or waived, within 30 days of any Change of Control, or, at the Fold-In Issuer’s option, at any time prior to a Change of Control following the public announcement thereof or if a definitive agreement is in place for the Change of Control, the Fold-In Issuer shall notify the Trustee thereof and give written notice of such Change of Control to each holder stating, to the extent relevant, among other things:

(1) that a Change of Control has occurred (or may occur) and the date (or expected date) of such event;

(2) the circumstances and relevant facts regarding such Change of Control;

(3) the purchase price and the purchase date which shall be fixed by the Fold-In Issuer or the Affiliate Issuer on a Business Day no earlier than 10 days nor later than 60 days from the date such notice is mailed or delivered, or such later date as is necessary to comply with requirements under the Exchange Act;

(4) that any Note not tendered will continue to accrue interest and unless the Fold-In Issuer defaults in payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and

(5) certain other procedures that a holder must follow to accept a Change of Control Offer or to withdraw such acceptance.

If and for so long as the Notes are listed on the International Stock Exchange and the rules of the International Stock Exchange so require, the Fold-In Issuer will publish a public announcement with respect to the results of any Change of Control Offer in a leading newspaper of general circulation in the Channel Islands or, to the extent and in the manner permitted by such rules, post such notice on the official website of the International Stock Exchange. The ability of the Fold-In Issuer to repurchase Notes pursuant to a Change of Control Offer may be limited by a number of factors.

The Fold-In Issuer will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with the provisions of this Section 4.14 (other than the obligation to make an offer pursuant to this Section 4.14), the Fold-In Issuer will comply with the securities laws and regulations and will not be deemed to have breached its obligations described in this Section 4.14 by virtue thereof.

(b) On the Change of Control Purchase Date, the Fold-In Issuer shall, to the extent lawful:

(1) accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent, prior to 10:00 a.m. London time an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered; and

(3) deliver or cause to be delivered to the Trustee, the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Fold-In Issuer.

The Paying Agent will promptly mail (but in any case not later than five days after the Change of Control Purchase Date) to each Holder who properly tendered the Change of Control Purchase Price for such Notes, and the Authenticating Agent will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note in equal principal amount to any unpurchased portion of Notes surrendered, if any, to the Holder in global form or to each Holder holding certificated Notes; provided that each such new Note will be in a principal amount of $200,000 and in integral multiples of $1,000 in excess thereof. The Fold-In Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.

(c) Notwithstanding anything to the contrary in this Section 4.14, the Fold-In Issuer shall not be required to make a Change of Control Offer following a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Section 4.14 and purchases all Notes validly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption has been given pursuant to Section 3.07, unless and until there is a default in payment of the applicable redemption price. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

(d) If Holders of not less than 90% in aggregate principal amount of the outstanding Notes validly tender and do not withdraw such Notes in a Change of Control Offer and the Fold-In Issuer, or any third party making a Change of Control Offer in lieu of the Fold-In Issuer as described above, purchases all of the Notes validly tendered and not withdrawn by such holders, the Fold-In Issuer or such third party will have the right, upon not less than 10 nor more than 60 days’ prior notice, given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all Notes that remain outstanding following such purchase at a price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest to but excluding the date of the delivery of the notice for such redemption.

Section 4.15 Limitation on Issuances of Guarantees of Indebtedness by Restricted Subsidiaries

(a) The Fold-In Issuer and the Affiliate Issuer will not permit any Restricted Subsidiary (other than a Guarantor) to, directly or indirectly, guarantee or otherwise become obligated under any Indebtedness of the Fold-In Issuer or the Affiliate Issuer in an amount in excess of $50.0 million unless such Restricted Subsidiary is or becomes an Additional Guarantor on the date on which such other guarantee or Indebtedness is Incurred (or as soon as reasonably practicable thereafter) and, if applicable, executes and delivers to the Trustee a supplemental indenture in the form attached to this Indenture pursuant to which such Restricted Subsidiary will provide an Additional Guarantee; provided that:

(1) if such Restricted Subsidiary is not a Significant Subsidiary, such Restricted Subsidiary shall only be obligated to become an Additional Guarantor if such Indebtedness is Public Debt of the Fold-In Issuer or the Affiliate Issuer;

(2) if the Indebtedness is pari passu in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall rank pari passu in right of payment to its Note Guarantee;

(3) if the Indebtedness is subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to its Note Guarantee substantially to the same extent as such Indebtedness is subordinated in right of payment to the Notes;

(4) an Additional Guarantor’s Note Guarantee may be limited in amount to the extent required by fraudulent conveyance, thin capitalization, corporate benefit, financial assistance or other similar laws (but, in such a case (a) each of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal limit and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant limit and (b) the relevant guarantee shall be given on an equal and ratable basis with the guarantee of any other Indebtedness giving rise to the obligation to guarantee the Notes); and

(5) for so long as it is not permissible under applicable law for a Restricted Subsidiary to become an Additional Guarantor, such Restricted Subsidiary need not become an Additional Guarantor (but, in such a case, each of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries will use their reasonable best efforts to overcome the relevant legal prohibition precluding the giving of the guarantee and will procure that the relevant Restricted Subsidiary undertakes all whitewash or similar procedures which are legally available to eliminate the relevant legal prohibition, and shall give such guarantee at such time (and to the extent) that it thereafter becomes permissible).

(b) Section 4.15(a) shall not apply to: (1) the granting by such Restricted Subsidiary of a Permitted Lien under circumstances which do not otherwise constitute the guarantee of Indebtedness of the Fold-In Issuer or the Affiliate Issuer; or (2) the guarantee by any Restricted Subsidiary of Indebtedness that refinances Indebtedness which benefited from a guarantee by any Restricted Subsidiary Incurred in compliance with Section 4.15 immediately prior to such refinancing.

(c) Notwithstanding anything herein to the contrary, the provisions of Section 4.15(a) shall not be applicable to any guarantee provided by a Restricted Subsidiary that existed at the time such person become a Restricted Subsidiary if such guarantee was not incurred in connection with, or in contemplation of, such person becoming a Restricted Subsidiary.

(d) Notwithstanding the foregoing, any Additional Guarantee created pursuant to the provisions described in Section 4.15(a) shall provide by its terms that it shall be automatically and unconditionally released and discharged upon the occurrence of any events described in clauses (1) through (13) under Section 10.01.

Section 4.16 Payments for Consents

The Fold-In Issuer and the Affiliate Issuer will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Indenture, the Notes, the Holdco Intercreditor Agreement or any Security Document unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Section 4.17 Impairment of Liens

The Fold-In Issuer and the Affiliate Issuer shall not, and shall not permit any Restricted Subsidiary to, take or omit to take any action that would have the result of materially impairing any Lien on the Collateral granted under the Security Documents (it being understood, subject to the proviso below, that the Incurrence of Permitted Collateral Liens shall under no circumstances be deemed to materially impair any Lien on the Collateral granted under the Security Documents) for the benefit of the Trustee, the Security Agent and/or the Holders of the Notes, and the Fold-In Issuer and the Affiliate Issuer shall not, and shall not permit any Restricted Subsidiary to, grant to any Person other than the Trustee, the Security Agent and/or the Holders of the Notes and the other beneficiaries described in the Security Documents or any relevant Intercreditor Agreement, as applicable, any interest whatsoever in any of the Collateral, except that (a) the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries may amend, extend, renew, restate, supplement, release or otherwise modify or replace any Security Document for the purposes of Incurring Permitted Collateral Liens, (b) the Collateral may be amended, extended, renewed, restated, discharged, released or otherwise modified or replaced in accordance with this Indenture, the Security Documents or any relevant Intercreditor Agreement, as applicable; (c) the Fold-In Issuer, the Affiliate Issuer and any Restricted Subsidiary may consummate any other transaction permitted under Section 5.01, (d) the applicable Security Documents may be amended from time to time to cure any ambiguity, omission, manifest error, defect or inconsistency therein, (e) the Fold-In Issuer, the Affiliate Issuer and any Restricted Subsidiary may release any Lien on any properties and assets constituting Collateral from the Lien of the Security Documents, provided that such release is followed by the substantially concurrent re-taking of a Lien of at least equivalent priority over the same properties and assets securing the Notes or any Note Guarantee; (f) the Fold-In Issuer, the Affiliate Issuer and any Restricted Subsidiary may release any Lien pursuant to, or in connection with, any Solvent Liquidation, (g) the Fold-In Issuer, the Affiliate Issuer and any Restricted Subsidiary may make any other change that does not adversely affect the Holders of the Notes in any material respect, and (h) the Fold-In Issuer, the Affiliate Issuer and any Restricted Subsidiary may transfer, assign or release any Lien on any properties and assets constituting Collateral, and provide for any concurrent or subsequent re-taking or reaffirmation of such Lien, pursuant to, or in connection with, the Group Refinancing Transactions. For any amendments, modifications or replacements of any Security Documents not contemplated in clauses (a) to (h) above, the Fold-In Issuer, the Affiliate Issuer or the relevant Grantor shall contemporaneously with any such action deliver to the Trustee and the Security Agent, either (A) a solvency opinion, in form and substance reasonably satisfactory to the Trustee and the Security Agent from an Independent Financial Advisor confirming the solvency of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, taken as a whole, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, (B) a certificate from the responsible financial or accounting officer of the relevant Grantor (acting in good faith) which confirms the solvency of the person granting such Lien after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, or (C) an Opinion of Counsel, in form and substance reasonably satisfactory to the Trustee and the Security Agent, confirming that, after giving effect to any transactions related to such amendment, extension, renewal, restatement, supplement, modification or replacement, the Lien or Liens created under the Security Documents, as applicable, so amended, extended, renewed, restated, supplemented, modified or replaced, are valid Liens not otherwise subject to any limitation, imperfection or new hardening period, in equity or at law, that such Lien or Liens were not otherwise subject to immediately prior to such amendment, extension, renewal, restatement, supplement, modification or replacement. In the event that the Fold-In Issuer or the Affiliate Issuer complies with the requirements of this Section 4.17, the Trustee and/or the Security Agent shall (subject to customary protections and indemnifications) consent to any such amendment, extension, renewal, restatement, supplement, modification or replacement without the need for instructions from the Holders of the Notes.

Section 4.18 Additional Amounts

(a) All payments made by or on account of the Fold-In Issuer, the Affiliate Issuer, an Affiliate Subsidiary, any Guarantor or any successor thereto (a “Payor”) on or with respect to the Notes (including any Note Guarantee for the purposes of this Section 4.18) will be made without withholding or deduction for, or on account of, any present or future taxes (including interest penalties to the extent resulting from a failure by the Fold-In Issuer to timely pay amounts due), duties, assessments or governmental charges of whatever nature (“Taxes”) unless the withholding or deduction of such Taxes is then required by law or by the official interpretation or administration thereof. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of:

(1) the government of the Approved Jurisdiction in which the Fold-In Issuer is organized or otherwise considered to be resident, or any political subdivision or governmental authority thereof or therein having power to tax;

(2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(3) any other jurisdiction in which a Payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each of clause (1), (2) and (3), a “Relevant Taxing Jurisdiction”), will at any time be required from any payments made with respect to the Notes, including payments of principal, redemption price, interest or premium, the Payor will pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each Holder of the Notes, as the case may be, after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) equal the amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no such Additional Amounts will be payable with respect to:

(b) any Taxes that would not have been so imposed but for the existence of any present or former connection between the relevant holder or beneficial owner and the Relevant Taxing Jurisdiction imposing such Taxes (other than the mere ownership or holding of such Note or enforcement of rights thereunder or under this Indenture or the receipt of payments in respect thereof);

(c) any Taxes that would not have been so imposed if the holder had made a declaration of non-residence or any other claim or filing for exemption to which it is entitled (provided that (i) such declaration of non-residence or other claim or filing for exemption is required by the applicable law of the Relevant Taxing Jurisdiction as a precondition to exemption from the requirement to deduct or withhold all or a part of any such Taxes and (ii) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption is required under the applicable law of the Relevant Taxing Jurisdiction, the relevant holder at that time has been notified (in accordance with the procedures set forth in this Indenture) by the Payor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption is required to be made, but only to the extent the Holder is legally entitled to provide such declaration, claim or filing);

(d) any Note presented for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the Note been presented during such 30-day period);

(e) any Taxes that are payable otherwise than by withholding from a payment of the principal of, redemption price of, premium, if any, or interest on or with respect to the Notes;

(f) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(g) all United States backup withholding taxes;

(h) any withholding or deduction imposed pursuant to (1) Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986 (as amended), as of the Issue Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and any current or future regulations or official interpretations thereof, (2) any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States and any other jurisdiction, which (in either case) facilitates the implementation of (1) above or (3) any agreement pursuant to the implementation of (1) or (2) above with the U.S. Internal Revenue Service, the U.S. government or any governmental or taxation authority in any other jurisdiction; or

(i) any combination of items (a) through (g) above.

Such Additional Amounts will also not be payable where, had the beneficial owner of the Note been the holder of the Notes, it would not have been entitled to payment of Additional Amounts by reason of any of clauses (a) to (h) inclusive of this Section 4.18.

The Payor will (1) make any required withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. The Payor will use all reasonable efforts to provide evidence reasonably satisfactory to the Trustee that the payment of any Taxes so deducted or withheld from each Relevant Taxing Jurisdiction imposing such Taxes has been made and will provide such evidence to each Holder. The Payor will attach to such evidence a certificate stating (a) that the amount of withholding Taxes evidenced by the certified copy was paid in connection with payments in respect of the principal amount of Notes then outstanding and (b) the amount of such withholding Taxes paid per $1,000 principal amount of the Notes. Copies of such documentation will be available for inspection during ordinary business hours at the office of the Trustee by the Holders of the Notes upon request and will be made available at the offices of the Paying Agent if the Notes are then listed on the International Stock Exchange.

At least 30 days prior to each date on which any payment under or with respect to the Notes is due and payable (unless such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, in which case it shall be promptly thereafter), if the Payor will be obligated to pay Additional Amounts with respect to such payment, the Payor will deliver to the Trustee and each Paying Agent an Officer’s Certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and will set forth such other information necessary to enable the Paying Agent to pay such Additional Amounts to holders on the payment date. Each such Officer’s Certificate shall be relied upon until receipt of a further Officer’s Certificate addressing such matters. The Trustee and the Paying Agent shall be entitled to rely solely on each such Officer’s Certificate as conclusive proof that such payments are necessary.

Wherever mentioned in this Indenture or the Notes, in any context: (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes, (3) interest, or (4) any other amount payable on or with respect to the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The Payor will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies (including interest and penalties to the extent resulting from a failure by the Fold-In Issuer to timely pay amounts due) which arise in any jurisdiction from the execution, delivery or registration of any Notes or any other document or instrument referred to therein (other than a transfer of the Notes), or the receipt of any payments with respect to the Notes, excluding any such taxes, charges or similar levies imposed by any jurisdiction that is not a Relevant Taxing Jurisdiction or any jurisdiction in which a Paying Agent is located, other than those resulting from, or required to be paid in connection with, the enforcement of the Notes, the Security Documents or any other such document or instrument following the occurrence of any Event of Default with respect to the Notes.

The obligations of this Section 4.18 will survive any termination, defeasance or discharge of this Indenture and will apply mutatis mutandis to any jurisdiction in which any successor to a Payor is organized or resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein.

Section 4.19 Suspension of Covenants on Achievement of Investment Grade Status

If, during any period after the Group Refinancing Effective Date, the Notes have achieved and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing (such period hereinafter referred to as an “Investment Grade Status Period”), then the Fold-In Issuer will notify the Trustee of this fact and beginning on the date such status was achieved, the provisions of Sections 3.11, 4.07, 4.08, 4.09, 4.10, 4.11 and 4.14, and Section 5.01(a)(3) and any related default provisions of this Indenture will be suspended and will not, during such Investment Grade Status Period, be applicable to the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries. As a result, during any such Investment Grade Status Period, the Notes will lose a significant amount of the covenant protection initially provided under this Indenture. No action taken during an Investment Grade Status Period or prior to an Investment Grade Status Period in compliance with the covenants then applicable will require reversal or constitute a Default under this Indenture or the Notes in the event that suspended covenants are subsequently reinstated or suspended, as the case may be. An Investment Grade Status Period will terminate immediately upon the failure of the Notes to maintain Investment Grade Status (the “Reinstatement Date”). The Fold-In Issuer or the Affiliate Issuer will promptly notify the Trustee in writing of any failure of the Notes to maintain Investment Grade Status and the Reinstatement Date.

Section 4.20 Further Instruments and Acts

Upon request of the Trustee, but without an affirmative duty on the Trustee to do so, the Fold-In Issuer shall execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Indenture.

Section 4.21 Listing

The Issuer or (following the Group Refinancing Effective Date, the Fold-In Issuer) will apply to list the Notes on the International Stock Exchange and will use all reasonable efforts to obtain permission to be granted to deal in the Notes on the Official List of the International Stock Exchange within a reasonable period after the Issue Date and will maintain such listing as long as the Notes are outstanding; provided, however, that if the Fold-In Issuer can no longer maintain such listing or it becomes unduly burdensome to make or maintain such listing (for the avoidance of doubt, preparation of financial statements in accordance with GAAP (except pursuant to the definition of IFRS) or any accounting standard other than IFRS and any other standard pursuant to which the Reporting Entity then prepares its financial statements shall be deemed unduly burdensome), the Fold-In Issuer may cease to make or maintain such listing on the International Stock Exchange provided that the Fold-In Issuer will use its reasonable best efforts to obtain and maintain the listing of the Notes on another recognized listing exchange for high yield issuers (which may be a stock exchange that is not regulated by the European Union). Notwithstanding anything herein to the contrary, the Fold-In Issuer may cease to make or maintain a listing (whether on the International Stock Exchange or on another recognized listing exchange for high yield issuers) if such listing is not required for the Fold-In Issuer to benefit from an exemption on withholding tax on interest payments on the Notes or to otherwise prevent tax from being withheld from interest payments on the Notes. There can be no assurance that the application to list the Notes on the International Stock Exchange will be approved and settlement of the Notes is not conditioned on obtaining this listing.

Section 4.22 Intercreditor Agreement; Additional Intercreditor Agreement.

(a) On the Group Refinancing Effective Date, the Trustee and the Security Agent will become party to the Holdco Intercreditor Agreement, and each holder, by accepting a Note, will be deemed to have (1) authorized the Trustee and the Security Agent to enter into the Holdco Intercreditor Agreement, (2) agreed to be bound by all the terms and provisions of the Holdco Intercreditor Agreement applicable to such holder and (3) irrevocably appointed each of the Trustee and the Security Agent to act on its behalf and to perform the duties and exercise the rights, powers and discretions that are specifically given to them under the Holdco Intercreditor Agreement.

(b) At the request of the Fold-In Issuer or the Affiliate Issuer, in connection with the Incurrence by the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary of any Indebtedness that is permitted to share in the Collateral pursuant to the definition of “Permitted Collateral Lien”, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary, the Trustee and/or the Security Agent, as the case may be, shall enter into with the holders of such Indebtedness (or their duly authorized Representative) an intercreditor agreement, including a restatement, amendment or other modification of the Holdco Intercreditor Agreement (an “Additional Intercreditor Agreement”), on substantially the same terms as the Holdco Intercreditor Agreement (or on terms not materially less favorable to the Holders of the Notes) including, with respect to the subordination, payment blockage, limitation on enforcement, and release of the Note Guarantees, priority and release of any Liens in respect of Collateral or other terms which become customary for similar agreements. For the avoidance of doubt, subject to the foregoing and the succeeding paragraph, any such Additional Intercreditor Agreement may provide for pari passu or subordinated Lien in respect of any such Indebtedness (to the extent such Indebtedness is permitted to share the Collateral pursuant to the definition of Permitted Collateral Lien).

(c) At the direction of the Fold-In Issuer or the Affiliate Issuer and without the consent of the Holders of the Notes, the Trustee and the Security Agent, subject to Section 9.06, will upon direction of the Fold-In Issuer or the Affiliate Issuer from time to time enter into one or more amendments to the applicable Intercreditor Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency therein;

(2) add Guarantors or other parties (such as representatives of new issuances of Indebtedness) thereto;

(3) further secure the Notes (including the Additional Notes) and the Note Guarantees;

(4) make provision for equal and ratable grants of Liens on the Collateral to secure Additional Notes or implement any Permitted Collateral Liens;

(5) make any other change to the applicable Intercreditor Agreement to provide for additional Indebtedness constituting Subordinated Obligations or any other additional Indebtedness (in either case, including with respect to the applicable Intercreditor Agreement, the addition of provisions relating to new Indebtedness ranking junior in right of payment to the Notes) or other obligations that are permitted by the terms of this Indenture to be Incurred and secured by a Lien on the Collateral on a senior, pari passu or junior basis with the Liens securing the Notes or the Note Guarantees;

(6) add Restricted Subsidiaries to the applicable Intercreditor Agreement;

(7) amend the applicable Intercreditor Agreement in accordance with the terms thereof;

(8) make any change necessary or desirable, in the good faith determination of the Board of Directors or senior management of the Fold-In Issuer, in order to implement any transaction that is subject to Article 5;

(9) implement any transaction in connection with the renewal, extension, refinancing, replacement or increase of any Indebtedness that is secured by the Collateral and that is not prohibited by this Indenture; or

(10) make any other change thereto that does not adversely affect the rights of the Holders of the Notes in any material respect; provided that no such changes shall be permitted to the extent they affect the ranking of the Notes or the release of any Note Guarantee in a manner than would adversely affect the rights of the Holders of the Notes in any material respect except as otherwise permitted by this Indenture, or the applicable Intercreditor Agreement, immediately prior to such change.

The Fold-In Issuer and the Affiliate Issuer will not direct the Trustee or the Security Agent to enter into any amendment to each applicable Intercreditor Agreement, without the consent of the holders of a majority in principal amount of the outstanding Notes outstanding, except as otherwise permitted below under Article 9, and the Fold-In Issuer may only direct the Trustee and the Security Agent to enter into any amendment to the extent such amendment does not impose any personal obligations on the Trustee or Security Agent or, in the opinion of the Trustee or Security Agent, adversely affect their respective rights, duties, liabilities or immunities under this Indenture or each applicable Intercreditor Agreement.

(d) Each holder of a Note, by accepting such Note, will be deemed to have:

(1) appointed and authorized the Trustee and the Security Agent, as applicable, from time to time to give effect to such provisions;

(2) authorized each of the Trustee and the Security Agent, as applicable, from time to time to become a party to any Additional Intercreditor Agreement and any document giving effect to such amendments to the applicable Intercreditor Agreement or any Additional Intercreditor Agreement; provided, for the avoidance of doubt, that each holder of a Note will be deemed to have authorized each of the Trustee and the Security Agent, as applicable, to become party to the Holdco Intercreditor Agreement, and the further consent of the Holders of the Notes is not required in connection therewith;

(3) agreed to be bound by such provisions and the provisions of any Additional Intercreditor Agreement and any document giving effect to such amendments to the applicable Intercreditor Agreement or any Additional Intercreditor Agreement; and

(4) irrevocably appointed the Trustee and the Security Agent, as applicable, to act on its behalf from time to time to enter into and comply with such provisions and the provisions of any Additional Intercreditor Agreement and of any document giving effect to such amendments to the applicable Intercreditor Agreement or any Additional Intercreditor Agreement,

in each case, without the need for the consent of the Holders.

(e) In relation to the relevant Intercreditor Agreement or an Additional Intercreditor Agreement, the Trustee shall consent on behalf of the holders to the payment, repayment, purchase, repurchase, defeasance, acquisition, retirement or redemption of any obligations subordinated to the Notes thereby; provided, however, that such transaction would comply with Section 4.07.

Section 4.23 Limitation on Layering

The Fold-In Issuer and the Affiliate Issuer will not Incur, and will not permit any Guarantor to Incur, any Indebtedness that is contractually subordinated in right of payment to any other Indebtedness of the Fold-In Issuer, the Affiliate Issuer or any Guarantor that ranks pari passu with or subordinated to the Notes or the Note Guarantee, as applicable, unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the relevant Note Guarantee on substantially identical terms (as conclusively determined in good faith by the Board of Directors or senior management of the Fold-In Issuer or the Affiliate Issuer); provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Fold-In Issuer, the Affiliate Issuer, any Guarantor or any other Restricted Subsidiary solely by virtue of being unsecured or secured on a junior Lien basis or by virtue of not being guaranteed or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness.

Section 4.24 [Reserved]

Section 4.25 [Reserved]

Section 4.26 Limited Condition Transaction

(a) In connection with any action being taken in connection with a Limited Condition Transaction, for purposes of determining compliance with any provision of this Indenture which requires that no Default or Event of Default, as applicable, has occurred, is continuing or would result from any such action, as applicable, such condition shall, at the option of the Fold-In Issuer or the Affiliate Issuer, be deemed satisfied, so long as no Default or Event of Default, as applicable, exists on the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into. For the avoidance of doubt, if the Fold-In Issuer or the Affiliate Issuer has exercised its option under Section 4.26(a), and any Default or Event of Default occurs following the date such definitive agreement for a Limited Condition Transaction is entered into and prior to the consummation of such Limited Condition Transaction, any such Default or Event of Default shall be deemed to not have occurred or be continuing for purposes of determining whether any action being taken in connection with such Limited Condition Transaction is permitted hereunder.

(b) In connection with any action being taken in connection with a Limited Condition Transaction for purposes of:

(1) determining compliance with any provision of this Indenture which requires the calculation of any financial ratio or test, including the Consolidated Net Leverage Ratio; or

(2) testing baskets set forth in this Indenture (including baskets measured as a percentage or multiple, as applicable, of Total Assets, Pro forma EBITDA or Pro-forma Non-Controlling Interest EBITDA);

in each case, at the option of the Fold-In Issuer or the Affiliate Issuer (the Fold-In Issuer’s or the Affiliate Issuer’s election to exercise such option in connection with any Limited Condition Transaction, an “LCT Election”), the date of determination of whether any such action is permitted hereunder, shall be deemed to be the date the definitive agreement (or other relevant definitive documentation) for such Limited Condition Transaction is entered into (the “LCT Test Date”); provided, however, that the Fold-In Issuer or the Affiliate Issuer shall be entitled to subsequently elect, in its sole discretion, the date of consummation of such Limited Condition Transaction instead of the LCT Test Date as the applicable date of determination, and if, after giving pro forma effect to the Limited Condition Transaction and the other transactions to be entered into in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof), as are appropriate and consistent with the pro forma adjustment provisions set forth in the definitions of “Pro forma EBITDA” and “Consolidated Net Leverage Ratio”, the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary could have taken such action on the relevant LCT Test Date in compliance with such ratio, test or basket, such ratio, test or basket shall be deemed to have been complied with.

(c) If the Fold-In Issuer or the Affiliate Issuer has made an LCT Election and any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date are exceeded as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in Pro forma EBITDA or Total Assets, of the Fold-In Issuer , the Affiliate Issuer and the Restricted Subsidiaries or the Person or assets subject to the Limited Condition Transaction (as at each reference to the “New Senior Notes Issuer” or a “Affiliate Issuer” in such definition was to such Person or assets) at or prior to the consummation of the relevant transaction or action, such baskets or ratios will not be deemed to have been exceeded as a result of such fluctuations. If the Fold-In Issuer or the Affiliate Issuer has made an LCT Election for any Limited Condition Transaction, then in connection with any subsequent calculation of any ratio, test or basket availability under this Indenture (including with respect to the Incurrence of Indebtedness or Liens, or the making of Asset Dispositions, acquisitions, mergers, the conveyance, lease or other transfer of all or substantially all of the assets of the Fold-In Issuer, the Affiliate Issuer or any Restricted Subsidiary or the designation of an Unrestricted Subsidiary) on or following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the definitive agreement for such Limited Condition Transaction is terminated or expires without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be calculated on a pro forma basis assuming such Limited Condition Transaction and other transactions in connection therewith (including any Incurrence of Indebtedness and the use of proceeds thereof) have been consummated.

ARTICLE 5

SUCCESSORS

Section 5.01 Merger and Consolidation

(a) Neither the Fold-In Issuer nor the Affiliate Issuer will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, unless:

(1) the resulting, surviving or transferee Person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of an Approved Jurisdiction and the Successor Company (if not the Fold-In Issuer or the Affiliate Issuer, as applicable) will expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Fold-In Issuer or the Affiliate Issuer, as applicable, under the Notes or Note Guarantee, as applicable, and this Indenture, the Security Documents to which it is a party, and each applicable Intercreditor Agreement to which it is party pursuant to agreements reasonably satisfactory to the Trustee;

(2) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been Incurred by the Successor Company or such Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing;

(3) either (A) immediately after giving effect to such transaction, the Fold-In Issuer, the Affiliate Issuer, or such Successor Company, as applicable, would be able to Incur at least an additional $1.00 of Pari Passu Indebtedness pursuant to Section 4.09(a)(2) or (B) the Consolidated Net Leverage Ratio of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries (including such Successor Company), or such Successor Company and the Restricted Subsidiaries, would be no greater than that of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries immediately prior to giving effect to such transaction; and

(4) the Fold-In Issuer or the Affiliate Issuer, as applicable, shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer complies with this Indenture; provided that in giving such opinion, such counsel may rely on an Officer’s Certificate as to compliance with Sections 5.01(a)(2) and 5.01(a)(3) above and as to any matters of fact.

(b) No Guarantor will consolidate with, or merge with or into, or convey, transfer or lease all or substantially all of its assets to, any Person, other than the Fold-In Issuer, the Affiliate Issuer or another Restricted Subsidiary that is a Guarantor (other than in connection with a transaction that does not constitute an Asset Disposition or a transaction that is permitted under Section 4.10; unless:

(1) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(2) either:

(A) the Successor Company assumes all the obligations of that Restricted Subsidiary under its Note Guarantee, this Indenture, each applicable Intercreditor Agreement to which it is party; or

(B) the Net Cash Proceeds of such transaction are applied in accordance with the applicable provisions of this Indenture.

(c) For purposes of this Section 5.01, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Fold-In Issuer, the Affiliate Issuer or a Guarantor which properties and assets, if held by the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable, instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable, on a Consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Fold-In Issuer, the Affiliate Issuer or such Guarantor, as applicable.

(d) The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, under this Indenture, and upon such substitution, the predecessor to the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, will be released from its obligations under this Indenture, the Notes and the Note Guarantee, as applicable, but, in the case of a lease of all or substantially all its assets, the predecessor to the Fold-In Issuer, the Affiliate Issuer or the relevant Guarantor, as the case may be, will not be released from the obligation to pay the principal of and interest on the Notes or the Note Guarantee, as applicable.

(e) The provisions set forth in this Section 5.01 shall not restrict (and shall not apply to): (1) any Restricted Subsidiary from consolidating with, merging or liquidating into or transferring all or substantially all of its properties and assets to the Fold-In Issuer, the Affiliate Issuer or another Restricted Subsidiary (that guarantees the Notes, if the former Restricted Subsidiary also guarantees the Notes); (2) any Guarantor from merging or liquidating into or transferring all or part of its properties and assets to another Guarantor, the Fold-In Issuer, or the Affiliate Issuer; (3) any consolidation or merger of the Fold-In Issuer, the Affiliate Issuer into any Guarantor, provided that, for the purposes of this sub-clause (3), if the Fold-In Issuer is not the surviving entity of such merger or consolidation, the relevant Guarantor will assume the obligations of the Fold-In Issuer under the Notes, this Indenture, each applicable Intercreditor Agreement to which it is party and Section 5.01(a)(1) and Section 5.01(a)(4) shall apply to such transaction; (4) any consolidation or merger effected as part of the 2016 Transactions, the Post-Closing Reorganization or the Group Refinancing Transactions; (5) any Solvent Liquidation; and (6) the Fold-In Issuer, the Affiliate Issuer or any Guarantor consolidating into or merging or combining with an Affiliate incorporated or organized for the purpose of changing the legal domicile of such entity, reincorporating such entity in another jurisdiction, or changing the legal form of such entity, provided that, for the purposes of this clause (6), Sections 5.01(b)(1), 5.01(b)(2) and 5.01(b)(4) or 5.01(b)(1) or 5.01(b)(2), as the case may be, shall apply to any such transaction.

Section 5.02 Successor Corporation Substituted

Upon any consolidation or merger, or any sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the properties or assets of the Fold-In Issuer in a transaction that is subject to, and that complies with the provisions of, Section 5.01, the successor Person formed by such consolidation or into or with which the Fold-In Issuer is merged or to which such sale, assignment, transfer, lease, conveyance or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition, the provisions of this Indenture referring to the “Issuer” shall refer instead to the successor Person and not to the Fold-In Issuer), and may exercise every right and power of the Fold-In Issuer under this Indenture with the same effect as if such successor Person had been named as the Fold-In Issuer herein; provided, however, that the predecessor Issuer shall not be relieved from the obligation to pay the principal of and interest on the Notes except in the case of a sale of all of the Fold-In Issuer’s assets in a transaction that is subject to, and that complies with the provisions of, Section 5.01.

ARTICLE 6

DEFAULTS AND REMEDIES

Section 6.01 Events of Default

(a) Each of the following is an “Event of Default”:

(1) default in any payment of interest or Additional Amounts on any Note when due, which has continued for 30 days;

(2) default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, or otherwise;

(3) failure by the Fold-In Issuer, the Affiliate Issuer or any Guarantor to comply for 60 days after notice specified in this Indenture with its other agreements contained in the Notes or this Indenture, the Security Documents, or each applicable Intercreditor Agreement; provided, however, that the Fold-In Issuer, the Affiliate Issuer or any Guarantor shall have 90 days after receipt of such notice to remedy, or receive a waiver for, any failure to comply with the obligations to file annual, quarterly and current reports in accordance with Section 4.03 so long as the Fold-In Issuer, the Affiliate Issuer or any Guarantor is, as applicable, attempting to cure such failure as promptly as reasonably practicable;

(4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries), other than Indebtedness owed to the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists, or is created after the Group Refinancing Effective Date, which default:

(A) is caused by a failure to pay principal of such Indebtedness at its Stated Maturity after giving effect to any applicable grace period provided in such Indebtedness (“payment default”); or

(B) results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $75.0 million or more;

(5) (A) a proceeding is commenced seeking a decree or order for (i) relief in respect of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, in an involuntary case under any applicable Bankruptcy Law, (ii) appointment of a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) the winding up or liquidation of the affairs of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (other than, except in the case of the Fold-In Issuer, a solvent winding up or liquidation in connection with a transfer of assets among the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries) and, in each case, such proceeding shall remain unstayed and in effect for a period of 30 consecutive days; or (B) other than, except in the case of the Fold-In Issuer, in relation to a solvent winding up or liquidation in connection with a transfer of assets among the Fold-In Issuer or the Affiliate Issuer and the Restricted Subsidiaries, the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary (i) commences a voluntary case (including taking any action for the purpose of winding up) under any applicable Bankruptcy Law, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, examiner, administrator, sequestrator or similar official of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary, or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or for all or substantially all of the property and assets of the Fold-In Issuer, the Affiliate Issuer, any Guarantor, a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements delivered to the Holders pursuant to Section 4.03), would constitute a Significant Subsidiary, or (iii) effects any general assignment for the benefit of creditors, in each case of this Section 6.01 (a)(5), except as a result of, or in connection with, any Solvent Liquidation);

(6) failure by the Fold-In Issuer, the Affiliate Issuer, any Guarantor or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited Consolidated financial statements delivered to Holders of the Notes pursuant to Section 4.03), would constitute a Significant Subsidiary, to pay final judgments aggregating in excess of $75.0 million (net of any amounts that a solvent insurance company has acknowledged liability for), which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”);

(7) any Note Guarantee of a Parent or a Significant Subsidiary ceases to be in full force and effect (except in accordance with the terms of this Indenture) or is declared invalid or unenforceable in a judicial proceeding and such Default continues for 60 days after the notice specified in this Indenture; or

(8) with respect to any Collateral having a fair market value in excess of $100 million, individually or in the aggregate, (a) the failure of the Lien with respect to such Collateral under the Security Documents, at any time, to be in full force and effect in any material respect for any reason other than in accordance with their terms and the terms of this Indenture and other than the satisfaction in full of all obligations under this Indenture and discharge of this Indenture if such Default continues for 60 days after receipt of notice specified in this Indenture by the Trustee of such event, (b) the declaration by any court of competent jurisdiction in a judicial proceeding that the Lien with respect to such Collateral created under the Security Documents or under this Indenture is invalid or unenforceable, if such Default continues for 60 days or (c) the assertion in writing by the Grantor of the Senior Notes Share Pledge, the Fold-In Issuer, the Affiliate Issuer or any Guarantor, in any pleading in any court of competent jurisdiction, that any such Lien is invalid or unenforceable and any such Default continues for 60 days.

(b) A default under clause (3), (7) or (8) of Section 6.01(a) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Fold-In Issuer of the default and the Fold-In Issuer does not cure such default within the time specified in such clause (3), (7) or (8) of Section 6.01(a) after receipt of such notice.

Section 6.02 Acceleration

If an Event of Default (other than an Event of Default described in Section 6.01(a)(5)) occurs and is continuing, the Trustee by notice to the Fold-In Issuer, or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Fold-In Issuer and the Trustee, may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, and Additional Amounts, if any, on all the Notes to be due and payable. Upon such a declaration, such principal, premium and accrued and unpaid interest and Additional Amounts, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in Section 6.01(a)(4) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the event of default or payment default triggering such Event of Default pursuant to Section 6.01(a)(4) shall be remedied or cured by the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (a) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (b) all existing Events of Default, except non-payment of principal, premium or interest and Additional Amounts, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. If an Event of Default described in Section 6.01(a)(5) occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest and Additional Amounts, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. The holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to non-payment of principal, premium, interest or Additional Amounts) and rescind any such acceleration with respect to the Notes and its consequences if (A) rescission would not conflict with any judgment or decree of a court of competent jurisdiction, (B) all existing Events of Default, other than the non-payment of the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and (C) the Fold-In Issuer has paid the Trustee its reasonable compensation and reimbursed the Trustee for its reasonable expenses, disbursements and advances.

Section 6.03 Other Remedies

If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal, premium, if any, and interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder of a Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.04 Waiver of Past Defaults

Holders of not less than a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive an existing Default or Event of Default and its consequences hereunder, except a continuing Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes (including in connection with an offer to purchase); provided, however, that the Holders of a majority in aggregate principal amount of the then outstanding Notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration. Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Prior to taking any action hereunder, the Trustee shall be entitled to indemnification or other security satisfactory to it in its sole discretion against all Losses caused by taking or not taking such action.

Section 6.05 Control by Majority

Holders of a majority in aggregate principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture or each applicable Intercreditor Agreement, the New Intercreditor Agreement or any Additional Intercreditor Agreement or that the Trustee determines is unduly prejudicial to the rights of any other Holder of Notes or that may involve the Trustee in personal liability.

Section 6.06 Limitation on Suits

A Holder may pursue a remedy with respect to this Indenture or the Notes only if:

(1) such Holder of Notes has previously given the Trustee written notice that an Event of Default is continuing;

(2) Holders of at least 50% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

A Holder of a Note may not use this Indenture to prejudice the rights of another Holder of a Note or to obtain a preference or priority over another Holder of a Note.

Section 6.07 Rights of Holders of Notes to Receive Payment

Notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal, premium, if any, and interest on the Note, on or after the respective due dates expressed in the Note (including in connection with an offer to purchase), or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holders of not less than 90% in aggregate principal amount of the Notes.

Section 6.08 Collection Suit by Trustee

If an Event of Default specified in Section 6.01(a)(1) or Section 6.01(a)(2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Fold-In Issuer for the whole amount of principal of, premium, if any, and interest remaining unpaid on, the Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.09 Trustee May File Proofs of Claim

The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders of the Notes allowed in any judicial proceedings relative to the Fold-In Issuer (or any other obligor upon the Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07 out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a Lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties that the Holders may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 6.10 Priorities

Subject to the terms of the Holdco Intercreditor Agreement and any Additional Intercreditor Agreement if the Trustee collects any money pursuant to this Article 6, it shall pay out the money in the following order:

First: to the Trustee, the Security Agent and the Agents, and their agents and attorneys for amounts due under Section 7.07, including payment of all compensation, expenses, liabilities incurred and indemnities owed to, and all advances made, by the Trustee, the Security Agent and the Agents and the costs and expenses of collection;

Second: to Holders for amounts due and unpaid on the Notes for principal, premium, if any, and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any and interest, respectively; and

Third: to the Fold-In Issuer or to such party as a court of competent jurisdiction shall direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10.

Section 6.11 Undertaking for Costs

In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by a Holder of a Note pursuant to Section 6.07, or a suit by Holders of more than 10% in aggregate principal amount of the then outstanding Notes.

ARTICLE 7

TRUSTEE

Section 7.01 Duties of Trustee

(a) If an Event of Default has occurred and is continuing, the Trustee will exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

(b) Except during the continuance of an Event of Default:

(1) the duties of the Trustee will be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

(2) in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee will examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture (but need not confirm or investigate the accuracy or mathematical calculations or other facts stated therein).

(c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

(1) this Section 7.01(c) does not limit the effect of Section 7.01(b);

(2) the Trustee will not be liable for any error of judgment made in good faith by a Responsible Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts; and

(3) the Trustee will not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.02 or Section 6.05.

(d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to clauses (a), (b), and (c) of this Section 7.01.

(e) No provision of this Indenture will require the Trustee to expend or risk its own funds or incur any liability. The Trustee will be under no obligation to exercise any of its rights and powers under this Indenture at the request of any Holders, unless such Holder has offered to the Trustee indemnity or security satisfactory to the Trustee against any loss, liability or expense.

(f) The Trustee will not be liable for interest on any money received by it except as the Trustee may agree in writing with the Fold-In Issuer. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(g) In no event shall the Trustee or any other entity of The Bank of New York Mellon Group be liable for any Losses arising in regards to the Trustee or any other entity of The Bank of New York Mellon Group or any other Agent receiving or transmitting any data from the Fold-In Issuer, any Authorized Person or any party to the transaction via any non-secure method of transmission or communication, such as, but without limitation, by facsimile or e-mail.

Section 7.02 Rights of Trustee

(a) The Trustee and each agent acting on its instructions may conclusively rely upon any document believed by it to be genuine and to have been signed or presented by the proper Person. The Trustee need not investigate any fact or matter stated in the document (regardless of whether any such document is subject to any monetary or other limit).

(b) Before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both. The Trustee will not be liable for any action it takes or omits to take in good faith in reliance on such Officer’s Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel will be full and complete protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.

(c) The Trustee may act through its attorneys and agents and will not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee will not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

(e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Fold-In Issuer will be sufficient if signed by an Officer of the Fold-In Issuer.

(f) The Trustee will be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against the losses, liabilities and expenses that might be incurred by it in compliance with such request or direction.

(g) The Trustee shall have no duty to inquire as to the performance of the covenants of the Fold-In Issuer, the Affiliate Issuer and/or the Restricted Subsidiaries in Article 4. In addition, the Trustee shall not be deemed to have knowledge of any Default or Event of Default except: (1) any Event of Default occurring pursuant to Section 6.01(a)(1) or Section 6.01(a)(2) (provided it is acting as Paying Agent); and (2) any Default or Event of Default of which a Responsible Officer shall have received written notification. Delivery of reports, information and documents to the Trustee under Section 4.03 is for informational purposes only and the Trustee’s receipt of the foregoing shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Fold-In Issuer’s compliance with any of their covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates).

(h) The Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes.

(i) The rights, privileges, protections, immunities and benefits given to the Trustee, including its right to be indemnified are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch in each if its capacities hereunder, The Bank of New York Mellon, in each of its capacities hereunder, and each agent, custodian and other person employed to act hereunder. Absent willful misconduct or negligence, each Paying Agent and Transfer Agent shall not be liable for acting in good faith on instructions believed by it to be genuine and from the proper party.

(j) The Trustee will not be liable to any person if prevented or delayed in performing any of its obligations or discretionary functions under this Indenture by reason of any present or future law applicable to it, by any governmental or regulatory authority or by any circumstances beyond its control.

(k) The Trustee shall not be liable for any consequential loss (being loss of business, goodwill, opportunity or profit of any kind) of the Fold-In Issuer, Successor Company, the Ultimate Parent or any Restricted Subsidiary.

(l) The Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Fold-In Issuer personally or by agent or attorney.

(m) In the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved.

(n) The Trustee may request that the Fold-In Issuer delivers an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by any person authorized to sign an Officer’s Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(o) In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by acts of war or terrorism involving the United States, the United Kingdom or any member state of the European Monetary Union or any other national or international calamity or emergency (including natural disasters or acts of God), it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

(p) The Trustee is not required to give any bond or surety with respect to the performance or its duties or the exercise of its powers under this Indenture or the Notes.

(q) The permissive right of the Trustee to take the actions permitted by this Indenture shall not be construed as an obligation or duty to do so.

(r) The Trustee shall have the right to accept and act upon Instructions, including with respect to fund transfers given pursuant to this Indenture and delivered using Electronic Means. If the Fold-In Issuer elects to give the Trustee Instructions using Electronic Means and the Trustee in its discretion elects to act upon such Instructions, the Trustee’s understanding of such Instructions shall be deemed controlling. The Fold-In Issuer understands and agrees that the Trustee cannot determine the identity of the actual sender of such Instructions and that the Trustee shall conclusively presume that directions that purport to have been sent by an Authorized Person have been sent by such Authorized Person. The Fold-In Issuer shall be responsible for ensuring that only Authorized Persons transmit such Instructions to the Trustee and that the Fold-In Issuer and all Authorized Persons are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys upon receipt by the Fold-In Issuer. The Trustee shall not be liable for any losses, costs or expenses arising directly or indirectly from the Trustee’s reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent Written Instruction not delivered by Electronic Means. The Fold-In Issuer agrees: (1) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (2) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions by Electronic Means to the Trustee and that there may be more secure methods of transmitting Instructions than the method(s) selected by the Fold-In Issuer; (3) that the security procedures (if any) to be followed in connection with its transmission of Instructions by Electronic Means provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (4) use its reasonable commercial efforts to notify the Trustee upon learning of any compromise or unauthorized use of the security procedures.

Section 7.03 Individual Rights of Trustee

The Trustee in its individual or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Fold-In Issuer or any Affiliate of the Fold-In Issuer with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest it must eliminate such conflict within 90 days or resign as Trustee hereunder. Any Agent may do the same with like rights and duties. The Trustee is also subject to Sections 7.10 and 7.11.

Section 7.04 Trustee’s Disclaimer

The Trustee will not be responsible for and makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Fold-In Issuer’s use of the proceeds from the Notes or any money paid to the Fold-In Issuer or upon the Fold-In Issuer’s direction under any provision of this Indenture, it will not be responsible for the use or application of any money received by any Paying Agent other than the Trustee, and it will not be responsible for any statement or recital herein or any statement in the Notes or any other document in connection with the sale of the Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.05 Notice of Defaults

If a Default occurs and is continuing and is actually known to the Trustee, the Trustee must give notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, interest or Additional Amounts, if any, on any Note, the Trustee may withhold notice if and so long as a committee of trust officers of the Trustee in good faith determines that withholding notice is in the interests of the holders. In addition, the Fold-In Issuer or the Affiliate Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Fold-In Issuer or the Affiliate Issuer, as applicable, also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events of which it is aware which would constitute certain Defaults, their status and what action the Fold-In Issuer or the Affiliate Issuer, as applicable, is taking or proposing to take in respect thereof.

Section 7.06 [Reserved]

Section 7.07 Compensation and Indemnity

(a) The Fold-In Issuer will pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and services hereunder. The Trustee’s compensation will not be limited by any law on compensation of a trustee of an express trust. The Fold-In Issuer will reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses will include the reasonable compensation, disbursements and expenses of the Trustee’s agents and counsel.

(b) The Fold-In Issuer will indemnify the Trustee, the Security Agent and the Agents, against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, any Supplemental Indenture, the Notes, each applicable Intercreditor Agreement any Security Document or other transaction document or in any other role performed by The Bank of New York Mellon Group under said documents, including the costs and expenses of enforcing this Indenture or any Security Documents against the Fold-In Issuer (including this Section 7.07) and defending itself against any claim (whether asserted by the Fold-In Issuer, any Holder or any other Person) or liability in connection with the exercise or performance of any of its powers or duties hereunder, except to the extent any such loss, liability or expense may be attributable to its negligence or bad faith. The Trustee will notify the Fold-In Issuer promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Fold-In Issuer will not relieve the Fold-In Issuer of its obligations hereunder. The Fold-In Issuer will defend the claim and the Trustee will cooperate in the defense. The Trustee may have separate counsel and the Fold-In Issuer will pay the reasonable fees and expenses of such counsel. The Fold-In Issuer need not pay for any settlement made without its consent, which consent will not be unreasonably withheld.

(c) The obligations of the Fold-In Issuer under this Section 7.07 and any claim arising hereunder shall survive the resignation or removal of any Trustee, the satisfaction and discharge of the Fold-In Issuer’s obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law, and the satisfaction and discharge of this Indenture

(d) To secure the Fold-In Issuer’s payment obligations in this Section 7.07, the Trustee will have a Lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Notes. Such Lien will survive the satisfaction and discharge of this Indenture.

(e) When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(a)(7) occurs, the expenses and the compensation for the services (including the fees and expenses of its agents and counsel) are intended to constitute expenses of administration under any applicable Bankruptcy Law.

For the avoidance of doubt, the rights, privileges, protections, immunities and benefits given, to the Trustee in Section 7.07, including its right to be indemnified, are extended to, and shall be enforceable by The Bank of New York Mellon, London Branch, in each of its capacities hereunder, by the Bank of New York Mellon, in each of its capacities hereunder, by the Security Agent and by each agent, custodian and each other Person employed by the Trustee to act hereunder.

Section 7.08 Replacement of Trustee

(a) A resignation or removal of the Trustee and appointment of a successor Trustee will become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.08.

(b) The Trustee may resign in writing at any time and be discharged from the trust hereby created by so notifying the Fold-In Issuer. The Holders of a majority in aggregate principal amount of the then outstanding Notes may remove the Trustee by so notifying the Trustee and the Fold-In Issuer in writing. The Fold-In Issuer may remove the Trustee if:

(1) the Trustee fails to comply with Section 7.10;

(2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

(3) a custodian or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

(c) If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Fold-In Issuer will promptly appoint a successor Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in aggregate principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Fold-In Issuer.

(d) If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, (1) the retiring Trustee, the Fold-In Issuer, or the Holders of at least 10% in aggregate principal amount of the then outstanding Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee; or (2) the retiring Trustee may appoint a successor Trustee at any time prior to the date on which a successor Trustee takes office; provided that such appointment shall be reasonably satisfactory to the Fold-In Issuer.

(e) If the Trustee, after written request by any Holder who has been a Holder for at least six months, fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(f) A successor Trustee will deliver a written acceptance of its appointment to the retiring Trustee and to the Fold-In Issuer. Thereupon, the resignation or removal of the retiring Trustee will become effective, and the successor Trustee will have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee will deliver a notice of its succession to Holders. The retiring Trustee will promptly transfer all property held by it as Trustee to the successor Trustee; provided all sums owing to the Trustee hereunder have been paid and subject to the Lien provided for in Section 7.07. Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Fold-In Issuer’s obligations under Section 7.07 will continue for the benefit of the retiring Trustee.

Section 7.09 Successor Trustee by Merger, etc.

If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act will be the successor Trustee.

Section 7.10 Agents; Resignation of Agents

Any Agent may resign and be discharged from its duties under this Indenture at any time by giving sixty (60) days’ prior written notice of such resignation to the Trustee and the Fold-In Issuer. The Fold-In Issuer may remove any Agent at any time by giving sixty (60) days’ prior written notice to any Agent. Upon such notice, a successor Agent shall be appointed by the Fold-In Issuer, who shall provide written notice of such to the Trustee. Such successor Agent shall become the Agent hereunder upon the resignation or removal date specified in such notice. If the Fold-In Issuer is unable to replace the resigning Agent within sixty (60) days after such notice, the Agent may, in its sole discretion, deliver any funds then held hereunder in its possession to the Trustee or may apply to a court of competent jurisdiction for the appointment of a successor Agent or for other appropriate relief. The properly incurred and documented costs and expenses (including its counsels’ fees and expenses) incurred by the Agent in connection with such proceeding shall be paid by the Fold-In Issuer. Upon receipt of the identity of the successor Agent, the Agent shall deliver any funds then held hereunder to the successor Agent, less the Agent’s properly incurred and documented fees, costs and expenses or other obligations owed to the Agent. Upon its resignation and delivery any funds, the Agent shall be discharged of and from any and all further obligations arising in connection with this Indenture, but shall continue to enjoy the benefit of Section 7.07.

Section 7.11 Eligibility; Disqualification

There will at all times be a Trustee hereunder that is a corporation organized and doing business under the laws of the United States of America or of any state thereof, the United Kingdom or a jurisdiction in the European Union that is authorized under such laws to exercise corporate trustee power and which customarily performs such corporate trustee roles and provides such corporate trustee services in transactions similar in nature to the offering of the Notes as described in the Offering Memorandum.

Section 7.12 Contractual Recognition of Bail-in Powers

Notwithstanding and to the exclusion of any other term of this Indenture or any other agreements, arrangements, or understanding between the parties to this Indenture, each counterparty to a BRRD Party under this Indenture acknowledges and accepts that a BRRD Liability arising under this Indenture may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(a) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of any BRRD Party to it under this Indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

(1) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

(2) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of the relevant BRRD Party or another person (and the issue to or conferral on it of such shares, securities or obligations);

(3) the cancellation of the BRRD Liability;

(4) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(b) the variation of the terms of this Indenture, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

Section 7.13 Tax Matters

(a) Information Covenants. Each of the Fold-In Issuer and the Trustee (or the Security Agent or any Agent) shall, within ten Business Days of a written request by the other party, supply to that other party such forms, documentation and other information relating to it, its operations, or the Notes as that other party reasonably requests for the purposes of that other party’s compliance with Applicable Law and shall notify the relevant other party reasonably promptly in the event that it becomes aware that any of the forms, documentation or other information provided by such party is (or becomes) inaccurate in any material respect; provided, however, that no party shall be required to provide any forms, documentation or other information pursuant to this Section 7.13 to the extent that: (i) any such form, documentation or other information (or the information required to be provided on such form or documentation) is not reasonably available to such party and cannot be obtained by such party using reasonable efforts; or (ii) doing so would or might in the reasonable opinion of such party constitute a breach of any: (a) Applicable Law; (b) fiduciary duty; or (c) duty of confidentiality. For purposes of this Section 7.13, “Applicable Law” means applicable tax laws (inclusive of any current and future laws, rules, regulations, intergovernmental agreements and interpretations thereof promulgated by competent authorities) related to this Indenture in effect from time to time.

(b) Notice of Withholding or Deduction. If the Fold-In Issuer is, in respect of any payment in respect of the Notes, compelled to withhold or deduct any amount for or on account of any Taxes as contemplated by Section 4.18 (Additional Amounts) or any undertaking given in addition to or in substitution for Section 4.18 (Additional Amounts) pursuant to this Indenture, the Fold-In Issuer shall give notice to the Trustee as soon as it becomes aware of the requirement to make the withholding or deduction and shall give to the Trustee such information as it, the Security Agent or any Agent (including any Paying Agent) shall require to enable each of them to comply with the requirement.

(c) Entitlement to Withhold or Deduct. Notwithstanding any other provision of this Indenture, the Trustee, the Security Agent or any Agent (including any Paying Agent) shall be entitled to make a deduction or withholding from any payment which it makes under the Notes for or on account of any Taxes, if and only to the extent so required by Applicable Law or by virtue of the relevant holder failing to satisfy any certification or other requirements in respect of the Notes, in which event the Trustee, the Security Agent or any Agent shall make such payment after such deduction or withholding has been made and shall account to the relevant regulatory or governmental authority within the time allowed for the amount so deducted or withheld or, at its option, shall reasonably promptly after making such payment return to the Fold-In Issuer the amount so deducted or withheld, in which case, the Fold-In Issuer shall so account to the relevant regulatory or governmental authority for such amount. In each case, the Trustee, the Security Agent and each Agent shall have no obligation to gross up any payment hereunder or pay any additional amount as a result of such taxes, duties or charges.

ARTICLE 8

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

Section 8.01 Option to Effect Legal Defeasance or Covenant Defeasance

The Fold-In Issuer may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an Officer’s Certificate, elect to have either Section 8.02 or 8.03 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

Section 8.02 Legal Defeasance and Discharge

(a) Upon the Fold-In Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.02, the Fold-In Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be deemed to have been discharged from its obligations with respect to all outstanding Notes on the date the conditions set forth below are satisfied (hereinafter, “Legal Defeasance”). For this purpose, Legal Defeasance means that the Fold-In Issuer will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.05 and the other Sections of this Indenture referred to in clauses (1) and (2) of this Section 8.02(a), and to have satisfied all its other obligations under such Notes and this Indenture (and the Trustee, on demand of and at the expense of the Fold-In Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(1) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium, if any, on, such Notes when such payments are due from the trust referred to in Section 8.04;

(2) the Fold-In Issuer’s obligations with respect to such Notes under Article 2 and Section 4.02;

(3) the rights, powers, trusts, duties and immunities of the Trustee hereunder and the Fold-In Issuer’s obligations in connection therewith; and

(4) this Article 8.

(b) Subject to compliance with this Article 8, the Fold-In Issuer may exercise its option under this Section 8.02 notwithstanding the prior exercise of its option under Section 8.03.

Section 8.03 Covenant Defeasance

Upon an Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, the Fold-In Issuer will, subject to the satisfaction of the conditions set forth in Section 8.04, be released from its obligations under Sections 3.11, 4.03, 4.07, 4.08, 4.09, 4.10, 4.11, 4.12, 4.14, 4.15, 4.16, 4.17, 4.19, 4.21, 4.22, 4.23, 4.24, and 4.25 and clauses (3) and (4) of Section 5.01(b) with respect to the outstanding Notes on and after the date the conditions set forth in Section 8.04 are satisfied (hereinafter, “Covenant Defeasance”), and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes, the Fold-In Issuer may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.01(a), but, except as specified above, the remainder of this Indenture and such Notes will be unaffected thereby. In addition, upon an Issuer’s exercise under Section 8.01 of the option applicable to this Section 8.03, subject to the satisfaction of the conditions set forth in Section 8.04, Section 6.01(a)(4) through 6.01(a)(7) (with respect to clause (7), only with respect to Significant Subsidiaries) and 6.01(a)(8) will not constitute Events of Default.

Section 8.04 Conditions to Legal or Covenant Defeasance

(a) In order to exercise either Legal Defeasance or Covenant Defeasance under either Section 8.02 or 8.03:

(1) the Fold-In Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee (or an agent nominated by the Trustee for such purpose) U.S. dollars, U.S. dollar-denominated U.S. Government Obligations or a combination thereof for the payment of principal, premium, if any, interest and Additional Amounts, if any, on the Notes to redemption or maturity, as the case may be;

(2) in the case of an election under Section 8.02, the Fold-In Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that:

(A) the Fold-In Issuer has received from, or there has been published by, the Internal Revenue Service a ruling; or

(B) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel (subject to customary exceptions and exclusions) shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the U.S. Internal Revenue Service or other charge in applicable U.S. federal income law;

(3) in the case of an election under Section 8.03, the Fold-In Issuer must deliver to the Trustee an Opinion of Counsel (subject to customary exceptions and exclusions) confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for United States Federal income tax purposes as a result of such Covenant Defeasance and will be subject to United States Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Fold-In Issuer or the Affiliate Issuer is a party or by which the Fold-In Issuer or the Affiliate Issuer is bound;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture) to which the Fold-In Issuer, the Affiliate Issuer or any of its Subsidiaries is a party or by which the Fold-In Issuer, the Affiliate Issuer or any of its Subsidiaries is bound;

(6) the Fold-In Issuer must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Fold-In Issuer with the intent of preferring the Holders over the other creditors of an Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of an Issuer or others; and

(7) the Fold-In Issuer must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Section 8.05 Deposited Money and Government Obligations to be Held in Trust; Other Miscellaneous Provisions

(a) Subject to Section 8.06, all money, all U.S. Government Obligations (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 8.05, the “Trustee”) pursuant to Section 8.04 in respect of the outstanding Notes will be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal, premium, if any, and interest, but such money need not be segregated from other funds except to the extent required by law.

(b) The Fold-In Issuer will pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the cash in U.S. dollars or against the U.S. Government Obligations deposited pursuant to Section 8.04 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of the outstanding Notes.

(c) Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Fold-In Issuer from time to time upon the request of the Fold-In Issuer any money, non-callable U.S. dollar-denominated U.S. Government Obligations held by it as provided in Section 8.04 which, in the opinion of an Independent Financial Advisor expressed in a written certification thereof delivered to the Trustee (which may be the opinion delivered under Section 8.04(a)(1)), are in excess of the amount thereof that would then be required to be deposited to effect an equivalent Legal Defeasance or Covenant Defeasance.

Section 8.06 Repayment to Issuer

Any money deposited with the Trustee or any Paying Agent, or then held by the Fold-In Issuer, in trust for the payment of the principal of, premium, if any, or interest on, any Note and remaining unclaimed for two years after such principal, premium, if any, or interest has become due and payable shall be paid to the Fold-In Issuer on its request or (if then held by an Issuer) will be discharged from such trust; and the Holder of such Note will thereafter be permitted to look only to the Fold-In Issuer for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Fold-In Issuer as trustee thereof, will thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may (without an obligation to do so) at the expense of the Fold-In Issuer cause to be published once, in a leading newspaper having general circulation in London, notice that such money remains unclaimed and that, after a date specified therein, which will not be less than 30 days from the date of such notification or publication, any unclaimed balance of such money then remaining will be repaid to the Fold-In Issuer.

Section 8.07 Reinstatement

If the Trustee or any Paying Agent is unable to apply any U.S. dollar or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 8.02 or 8.03, as the case may be, by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Fold-In Issuer’s obligations under this Indenture and the Notes will be revived and reinstated as though no deposit had occurred pursuant to Section 8.02 or 8.03 until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 8.02 or 8.03, as the case may be; provided, however, that, if the Fold-In Issuer makes any payment of principal of, premium, if any, or interest on, any Note following the reinstatement of its obligations, the Fold-In Issuer will be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE 9

AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01 Without Consent of Holders

(a) Subject to Section 9.06 and notwithstanding Section 9.02 of this Indenture, without the consent of any holder, the Fold-In Issuer, the Trustee and the Security Agent (to the extent party thereto) may amend this Indenture, the Notes, the Note Guarantees, each applicable Intercreditor Agreement, and any Additional Intercreditor Agreement to:

(1) cure any ambiguity, omission, manifest error, defect or inconsistency;

(2) provide for the assumption by a Successor Company of the obligations of the Fold-In Issuer, the Affiliate Issuer or any Guarantor under this Indenture, the Notes, the Note Guarantees, the Security Documents, the applicable Intercreditor Agreement, and any Additional Intercreditor Agreement, as applicable;

(3) provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the U.S. Internal Revenue Code of 1986 (as amended));

(4) add guarantees with respect to the Notes;

(5) secure the Notes (including, without limitation, to grant any security or supplemental security);

(6) add to the covenants of the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries for the benefit of the holders or surrender any right or power conferred upon the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries under this Indenture, the Notes or the Security Documents;

(7) make any change that does not adversely affect the rights of any Holder in any material respect;

(8) release (i) the Note Guarantees and (ii) any Lien created under the Security Documents, in each case, as provided by the terms of this Indenture;

(9) provide for the issuance of Additional Notes in accordance with the terms of this Indenture;

(10) give effect to Permitted Collateral Liens and Permitted Liens;

(11) evidence and provide for the acceptance and appointment under this Indenture, the New Intercreditor Agreement, the Holdco Intercreditor Agreement, any Additional Intercreditor Agreement, the Senior Notes Share Pledge and any other Security Documents of a successor Trustee, Security Agent and/or any other agent pursuant to the requirements thereof;

(12) to the extent necessary to grant a Lien for the benefit of any Person; provided that the granting of such Lien is permitted by this Indenture or the Security Documents;

(13) make any amendment to the provisions of this Indenture relating to the transfer and legending of Notes as permitted by this Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided, however, that (i) compliance with this Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of holders to transfer Notes;

(14) to conform the text of this Indenture, the Notes, the Note Guarantees, the Security Documents and the Holdco Intercreditor Agreement to any provision of the “Description of the Notes (Post-Group Refinancing Transactions)” section of the Offering Memorandum to the extent that such provision of the “Description of the Notes (Post-Group Refinancing Transactions)” section of the Offering Memorandum was intended to be a verbatim recitation of this Indenture, the Notes, the Security Documents or the Holdco Intercreditor Agreement;

(15) comply with Section 5.01;

(16) provide for a reduction in the minimum denominations of the Notes; provided that such reduction would not result in a breach of applicable securities laws or in a requirement to produce a prospectus or otherwise register the Notes with any regulatory authority in connection with any investment therein or resale thereof;

(17) comply with the rules of any applicable securities depositary;

(18) to give effect to, or as otherwise reasonably required (in the opinion of the Fold-In Issuer) for, the Group Refinancing Transactions (including, without limitation, amendments designed to correct any ambiguity, omission, defect, error or inconsistency, amendments of an administrative or technical nature, and amendments designed to take into account operational, tax, or technical factors that affect the Fold-In Issuer, the Affiliate Issuer and the Restricted Subsidiaries, in each case arising as a consequence of, or in connection with, the Group Refinancing Transactions); or

(19) to give effect to, or as otherwise reasonably required (in the opinion of the Fold-In Issuer) for the entry into Holdco Intercreditor Agreement.

(b) In formulating its opinion on such matters, the Trustee and the Security Agent shall be entitled to require and conclusively rely on such evidence as it deems appropriate, including an Opinion of Counsel and an Officer’s Certificate.

(c) The consent of the holders is not necessary under this Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. A consent to any amendment or waiver under this Indenture by any Holder of Notes given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. For so long as the Notes are listed on the International Stock Exchange and the guidelines of the International Stock Exchange so require, the Fold-In Issuer or the Affiliate Issuer will notify the International Stock Exchange of any such amendment, supplement and waiver.

(d) Upon the request of the Fold-In Issuer accompanied by a resolution of their respective Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon receipt by the Trustee and the Security Agent of the documents described in Section 7.02, and subject to Section 9.06, the Trustee and the Security Agent, as applicable, will join with the Fold-In Issuer in the execution of any amended or supplemental indenture authorized or permitted by the terms of this Indenture or such other amended or supplemental agreement and to make any further appropriate agreements and stipulations that may be therein contained, but the Trustee or the Security Agent, as applicable, will not be obligated to enter into such amended or supplemental indenture or such other amended or supplemental agreement that adversely affects its own rights, duties or immunities under this Indenture or otherwise.

Section 9.02 With Consent of Holders

Subject to Section 9.06 and except as provided below in this Section 9.02, the Fold-In Issuer, the Trustee and the Security Agent (to the extent party thereto) may amend or supplement this Indenture (including, without limitation, Section 3.11, 4.10 and 4.14), the Notes, the Security Documents, the Note Guarantees, each applicable Intercreditor Agreement and any Additional Intercreditor Agreement and with the consent of the Holders of at least a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or a tender offer or exchange offer for, the Notes), and, subject to Sections 6.04 and 6.07, any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on, the Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of this Indenture or the Notes, the Security Documents, each applicable Intercreditor Agreement, including the Holdco Intercreditor Agreement, and any additional Intercreditor Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for the Notes).

Upon the request of the Fold-In Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such amended or supplemental Indenture, and upon the filing with the Trustee of evidence satisfactory to the Trustee of the consent of the Holders as aforesaid, and upon receipt by the Trustee of the documents described in Section 7.02, the Trustee will join with the Fold-In Issuer in the execution of such amended or supplemental Indenture unless such amended or supplemental indenture directly adversely affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but will not be obligated to, enter into such amended or supplemental Indenture.

It is not necessary for the consent of the Holders under this Section 9.02 to approve the particular form of any proposed amendment, supplement or waiver, but it is sufficient if such consent approves the substance thereof.

However, without the consent of the Holders of at least 90% of the aggregate principal amount of then outstanding Notes, an amendment may not:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment or waiver;

(2) reduce the stated rate of or extend the stated time for payment of interest or Additional Amounts on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (i) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed under Section 3.07 (other than the notice provisions) or (ii) reduce the premium payable upon repurchase of any Note or change the time at which any Note is to be repurchased pursuant to Section 3.11, Section 4.10 or Section 4.14, at any time after the obligation to repurchase has arisen;

(5) make any Note payable in money other than that stated in the Note (except to the extent the currency stated in the Notes has been succeeded or replaced pursuant to applicable law);

(6) impair the right of any holder to receive payment of, premium, if any, principal of or interest or Additional Amounts, if any, on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes; or

(7) make any change to this Section 9.02.

In addition, without the consent of at least 75% in aggregate principal amount of Notes then outstanding, no amendment or supplement may:

(A) release any Guarantor from any of its obligations under its Note Guarantee or modify any Note Guarantee, except, in each case, in accordance with the terms of this Indenture; or

(B) modify any Security Document or the provisions in this Indenture dealing with Security Documents or application of trust moneys in any manner, taken as a whole, materially adverse to the holders or otherwise release all or substantially all of the Collateral except in accordance with the terms of the Security Documents, each applicable Intercreditor Agreement, any applicable Additional Intercreditor Agreement or as otherwise permitted by this Indenture.

Section 9.03 [Reserved]

Section 9.04 Revocation and Effect of Consents

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder of a Note and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting

Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder of a Note or subsequent Holder of a Note may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

Section 9.05 Notation on or Exchange of Notes

The Trustee may place an appropriate notation about an amendment, supplement or waiver on any Note thereafter authenticated. The Fold-In Issuer in exchange for all Notes may issue and the Authenticating Agent shall, upon receipt of an Authentication Order, authenticate new Notes that reflect the amendment, supplement or waiver.

Failure to make the appropriate notation or issue a new Note will not affect the validity and effect of such amendment, supplement or waiver.

Section 9.06 Trustee/Security Agent to Sign Amendments, etc.

The Trustee and the Security Agent will sign any amended or supplemental Indenture authorized pursuant to this Article 9 if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee. The Fold-In Issuer may not sign an amended or supplemental Indenture until the Board of Directors of the Fold-In Issuer approves it. In executing any amended or supplemental Indenture, the Trustee will be entitled to receive and (subject to Section 7.01) will be fully protected in relying upon, in addition to the documents required by Section 14.03, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental Indenture or other document is authorized or permitted by or not in breach of this Indenture and that such amendment is the legal, valid and binding obligation of the Fold-In Issuer enforceable against it in accordance with its terms, subject to customary exceptions, and complies with the provisions of this Indenture.

ARTICLE 10

GUARANTEES

Section 10.01 Releases.

A Note Guarantee will be automatically and unconditionally released:

(1) upon the sale or other disposition of all or substantially all of the Capital Stock of the relevant Guarantor pursuant to an enforcement in accordance with the applicable Intercreditor Agreement or as otherwise provided for under the applicable Intercreditor Agreement;

(2) in the case of a Subsidiary Guarantee, upon the sale or other disposition (including through merger or consolidation but other than pursuant to an enforcement in accordance with the applicable Intercreditor Agreement) in compliance with this Indenture of the Capital Stock of the relevant Guarantor (whether directly or through the disposition of a parent thereof), following which such Guarantor is no longer a Restricted Subsidiary, an Affiliate Issuer or an Affiliate Subsidiary (other than a sale or other disposition to the Fold-In Issuer, the Affiliate Issuer or any of the Restricted Subsidiaries);

(3) in the case of a Guarantor that is prohibited or restricted by applicable Law from guaranteeing the Notes;

(4) upon the Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Articles 8 or 12, respectively;

(5) in the case of Cable & Wireless Limited or any Note Guarantee provided by a Parent of the Fold-In Issuer, if such Guarantor ceases to be a Parent of the Fold-In Issuer;

(6) with respect to an Additional Guarantee given under Section 4.15 upon release of the guarantee that gave rise to the requirement to issue such Additional Guarantee so long as no Event of Default would arise as a result and no other Indebtedness that would give rise to an obligation to give an Additional Guarantee is at that time guaranteed by the relevant Guarantor;

(7) upon the release or discharge of such Guarantor from its guarantee of Indebtedness of the Fold-In Issuer, any Affiliate Issuer and the Guarantors under any Senior Indebtedness (including by reason of the termination of the agreement, document or instrument governing such Senior Indebtedness ) and/or the guarantee that resulted in the obligation of such Guarantor to guarantee the Notes, if such Guarantor would not then otherwise be required to guarantee the Notes pursuant to this Indenture (and treating any guarantees of such Guarantor that remain outstanding as Incurred at least 30 days prior to such release or discharge), except a discharge or release by or as a result of payment under such guarantee;

(8) in the case of a Subsidiary Guarantee, if such Guarantor is designated as an Unrestricted Subsidiary in compliance with Section 4.07;

(9) as a result of a transaction permitted by, and in compliance with, Section 5.01;

(10) if such Guarantor is an Affiliate Subsidiary and such Affiliate Subsidiary becomes a Subsidiary of or is merged into or with the Fold-In Issuer, the Affiliate Issuer, another Restricted Subsidiary of the Fold-In Issuer or the Affiliate Issuer which is not an Affiliate Subsidiary, the Affiliate Issuer or a Guarantor;

(11) as described under Article 9;

(12) upon the full and final payment and performance of all obligations of the Fold-In Issuer and the Guarantors under this Indenture and the Notes; or

(13) as a result of, and in connection with, any Solvent Liquidation.

The Trustee shall take all necessary actions, including the granting of releases or waivers under each applicable Intercreditor Agreement, to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications.

Section 10.02 Affiliate Issuer and Affiliate Subsidiaries

The Fold-In Issuer may from time to time designate an Affiliate as an Affiliate Issuer (each an “Affiliate Issuer”) by causing it to execute and deliver a supplemental indenture to this Indenture whereby the Affiliate Issuer will provide a Note Guarantee (the “Affiliate Issuer Guarantee”) and accede as an Affiliate Issuer (the “Affiliate Issuer Accession”); provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Concurrently with the Affiliate Issuer Accession, the Parent of the Affiliate Issuer will enter into a pledge of all of the issued Capital Stock of the Affiliate Issuer (which will rank pari passu with the Senior Notes Share Pledge taking into account each applicable Intercreditor Agreement or any Additional Intercreditor Agreement) as security for the Affiliate Issuer Guarantee. In this Indenture, references to the Affiliate Issuer include all Affiliate Issuers so designated from time to time.

The Fold-In Issuer may designate an Affiliate as an Affiliate Subsidiary by causing it to execute and deliver to the Trustee a supplemental indenture to this Indenture whereby the Affiliate Subsidiary will provide a Note Guarantee (the “Affiliate Subsidiary Accession”); provided that, prior to or immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing.

Section 10.03 Note Guarantees and Additional Note Guarantees

On the CWC Group Assumption Date, only the Parent of the Fold-In Issuer (the “Initial Parent Guarantor”) will guarantee (the “Note Guarantee”) as primary obligor and not merely as surety, on a senior basis , the full and punctual payment when due, whether at maturity, by acceleration or otherwise, all payment obligations of the Fold-In Issuer under this Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise.

The Note Guarantee of the Initial Parent Guarantor will be a general secured obligation of that Initial Parent Guarantor. The obligations of the Initial Parent Guarantor under its Note Guarantee will be limited as necessary to prevent such Note Guarantee from constituting a fraudulent conveyance under applicable law, or otherwise to reflect limitations under applicable law.

The Fold-In Issuer or the Affiliate Issuer may from time to time designate a Parent as a guarantor of the Notes (each, an “Additional Parent Guarantor” and collectively with the Initial Parent Guarantor, the “Parent Guarantors”) by causing it to execute and deliver to the Trustee a supplemental indenture in the form attached to this Indenture pursuant to which such Parent will provide an additional Note Guarantee (each, an “Additional Parent Guarantee”).

Each Additional Parent Guarantor will, jointly and severally, with the other Parent Guarantors, if applicable, irrevocably guarantee (each guarantee, a “Note Guarantee” and, collectively, the “Note Guarantees”), as primary obligor and not merely as surety, on a senior or senior subordinated basis, as applicable, the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of the Fold-In Issuer under this Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The obligations of any Parent Guarantor will be contractually limited under its Note Guarantee to reflect limitations under applicable law, including among other things, with respect to maintenance of share capital, corporate benefit, fraudulent conveyance and other legal restrictions applicable to the Guarantors and their respective shareholders, directors and general partners.

Section 10.04 Additional Subsidiary Guarantees.

The Fold-In Issuer or the Affiliate Issuer may from time to time designate a Restricted Subsidiary as a guarantor of the Notes (each, an “Additional Subsidiary Guarantor” and collectively with the Additional Parent Guarantor, the “Additional Guarantors”) by causing it to execute and deliver to the Trustee a supplemental indenture in the form attached to this Indenture pursuant to which such Parent will provide an additional Note Guarantee (each, an “Additional Subsidiary Guarantee” and together with each Additional Parent Guarantee, the “Additional Guarantees”).

Each Additional Subsidiary Guarantor will, jointly and severally, with the other Subsidiary Guarantors, if applicable, irrevocably guarantee, as primary obligor and not merely as surety, on a senior or senior subordinated basis, as applicable, the full and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all payment obligations of the Fold-In Issuer under this Indenture and the Notes, whether for payment of principal of or interest on or in respect of the Notes, fees, expenses, indemnification or otherwise. The obligations of any Subsidiary Guarantor will be contractually limited under its Note Guarantee to reflect limitations under applicable law, including among other things, with respect to maintenance of share capital, corporate benefit, fraudulent conveyance and other legal restrictions applicable to the Guarantors and their respective shareholders, directors and general partners. Any Subsidiary that provides an Additional Subsidiary Guarantee shall be referred to herein as a “Subsidiary Guarantor” and together with the Parent Guarantors, the “Guarantors”.

If an Additional Guarantor is a member of the Senior Secured Restricted Group (each, a “Subordinated Subsidiary Guarantor”), its Additional Guarantee will be the senior subordinated obligation of such Subordinated Subsidiary Guarantor, and will be expressly subordinated to the relevant senior secured Indebtedness (including the CWC Credit Facilities) pursuant to the terms of the New Intercreditor Agreement.

ARTICLE 11

SECURITY

Section 11.01 [Reserved]

Section 11.02 [Reserved]

Section 11.03 Security

(a) The obligations of the Fold-In Issuer under the Notes and any Guarantor under its Note Guarantee will (i) within 60 Business Days of the Group Refinancing Effective Date, be secured by only the shares of the Capital Stock of the Fold-In Issuer (the “Senior Notes Share Pledge”) and (ii) by any assets in which a Lien will be granted in the future pursuant to any Security Document to secure the obligations under this Indenture, the Notes or any Note Guarantee (the assets described in (i) and (ii) collectively, the “Collateral”). The Senior Notes Share Pledge will be governed by the laws of the relevant Approved Jurisdiction in which the Fold-In Issuer is organized.

(b) By accepting a Note, each Holder will be deemed to have, irrevocably appointed the Security Agent to act as its agent and security trustee under each applicable Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents. By accepting a Note, each holder will be deemed to have, irrevocably authorized the Security Agent to (i) perform the duties and exercise the rights, powers and discretions that are specifically given to it under each applicable Intercreditor Agreement, any Additional Intercreditor Agreement or the Security Documents, together with any other incidental rights, power and discretions; and (ii) execute each Security Document, waiver, modification, amendment, renewal or replacement expressed to be executed by the Security Agent on its behalf.

The Liens will be limited as necessary to recognize certain defenses generally available to providers of Liens (including those that relate to fraudulent conveyance or transfer, thin capitalization, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

Section 11.04 Release of Collateral

The Liens created by the relevant Security Documents will be automatically and unconditionally released and discharged:

(1) upon the full and final payment and performance of all obligations of the Fold-In Issuer and the Guarantors under this Indenture, the Notes and the Note Guarantees;

(2) to release and/or re-take a Lien on the Collateral to the extent otherwise permitted by the terms of this Indenture (including, without limitation, as may be permitted under Section 4.17;

(3) in the event of a sale or disposition (including through merger or consolidation but other than pursuant to an enforcement in accordance with the applicable Intercreditor Agreement) of assets included in the Collateral to a Person that is not (either before or after giving effect to such transaction) the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary, provided that such sale or disposition is in compliance with this Indenture, including but not limited to the provisions described under Section 4.10 or in connection with any other release of a Restricted Subsidiary from its obligations as a Subsidiary Guarantor permitted under this Indenture;

(4) if the Lien is on the Capital Stock of an Affiliate Subsidiary or any of the Fold-In Issuer’s or Affiliate Issuer’s Subsidiaries, or an asset of an Affiliate Subsidiary, the Fold-In Issuer, the Affiliate Issuer or any of their respective Subsidiaries, in connection with any sale or disposition of Capital Stock of an Affiliate Subsidiary or any of the Fold-In Issuer’s or Affiliate Issuer’s respective Subsidiaries to a Person that is not (either before or after giving effect to such transaction) the Fold-In Issuer, the Affiliate Issuer or a Restricted Subsidiary; provided that such sale or disposition is in compliance with this Indenture, including the provisions described in Section 4.10, or if the applicable Subsidiary of which such Capital Stock or assets are pledged is designated as an Unrestricted Subsidiary in compliance with this Indenture;

(5) if the Collateral (other than the Senior Notes Share Pledge) is owned by a Guarantor that is released from its Note Guarantee in accordance with the terms of this Indenture;

(6) in connection with any transfer of the Capital Stock of the Fold-In Issuer, the Affiliate Issuer and their Restricted Subsidiaries, or issuance of new Capital Stock of the Fold-In Issuer, the Affiliate Issuer and their Restricted Subsidiaries, pursuant to the Post-Closing Reorganizations or otherwise in compliance with this Indenture; provided that the transferee or recipient of the Capital Stock of the Fold-In Issuer or the Affiliate Issuer grants a pledge over the Capital Stock of the Fold-In Issuer or the Affiliate Issuer (having the same ranking as prior to such transfer or issuance taking each applicable Intercreditor Agreement or any Additional Intercreditor Agreement into account) held by such transferee or recipient following the completion of the relevant Post-Closing Reorganizations for the benefit of the Holders of the Notes substantially concurrently with the consummation of such transfer;

(7) upon the legal defeasance, covenant defeasance or satisfaction and discharge of the Notes and this Indenture as provided in Article 8, in each case in accordance with the terms and conditions of this Indenture;

(8) in connection with any merger or other transaction permitted by, and in compliance with Section 5.01; provided that the Successor Company in any such transaction or the transferee or recipient of the Capital Stock of the Fold-In Issuer, the Affiliate Issuer, or a Guarantor, as applicable, grants new security for the benefit of the Holders of the Notes over the assets or property or Capital Stock that were subject to the Liens being released (having the same ranking as such Liens prior to such merger or other transaction, taking each applicable Intercreditor Agreement or any Additional Intercreditor Agreement into account) substantially concurrently with the consummation of such merger or other transaction;

(9) if the Collateral constitutes assets at such time as those assets are transferred to a Receivables Entity pursuant to a Qualified Receivables Transaction, and with respect to any Securitization Obligation that is transferred, in one or more transactions, to a Receivables Entity; and

(10) with the consent of holders of at least seventy-five per cent (75%) in aggregate principal amount of the outstanding Notes (including without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Notes);

(11) following an Event of Default under this Indenture or a default under other Indebtedness secured by the Collateral, pursuant to an enforcement in accordance with each applicable Intercreditor Agreement (as defined below) or any Additional Intercreditor Agreement (as defined below);

(12) as described under Article 9;

(13) as a result of, and in connection with, any Solvent Liquidation;

(14) pursuant to an enforcement in accordance with the Intercreditor Agreement; or

(15) in accordance with the Security Documents, each applicable Intercreditor Agreement or any Additional Intercreditor Agreement.

Upon certification by the Fold-In Issuer, the Trustee and the Security Agent shall take all necessary actions, including the granting of releases or waivers under each applicable Intercreditor Agreement and any Additional Intercreditor Agreement, to effectuate any release in accordance with these provisions, subject to customary protections and indemnifications. The Security Agent and/or Trustee (as applicable) will agree to any release of the Liens created by the Security Documents that is in accordance with this Indenture, the Security Documents, each applicable Intercreditor Agreement and any Additional Intercreditor Agreement without requiring any consent of the Holders.

Section 11.05 Limitations on the Collateral

The Security Interests will be limited as necessary to recognize certain defenses generally available to providers of Security Interests (including those that relate to fraudulent conveyance or transfer, thin capitalization, voidable preference, financial assistance, corporate purpose, capital maintenance or similar laws, regulations or defenses affecting the rights of creditors generally) or other considerations under applicable law.

Section 11.06 Authorization of Actions to Be Taken by the Security Agent

Subject to the provisions of Section 7.01 and 7.02, the Security Agent may, at the direction and for the benefit of the Trustee or the requisite Holders, take all actions it deems necessary or appropriate in order to:

(1) enforce any of the terms of the Security Documents;

(2) release any Lien created by any Security Document or Guarantees in accordance with the terms of this Indenture or each applicable Intercreditor Agreement; and

(3) collect and receive any and all amounts payable in respect of the obligations of any Issuer or Guarantor hereunder.

The Security Agent, at the direction and for the benefit of the Trustee or the requisite Holders, will have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security Documents, each applicable Intercreditor Agreement, any Additional Intercreditor Agreement or this Indenture, and such suits and proceedings as the Security Agent may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest hereunder or be prejudicial to the interests of the Holders or of the Trustee).

Notwithstanding any other provision of this Indenture, neither the Trustee nor the Security Agent has any responsibility for the validity, perfection, priority or enforceability of any Lien, Security Document or other security interest and shall have no obligation to take any action to procure or maintain such validity, perfection, priority or enforceability nor shall either the Trustee or the Security Agent be responsible for the sufficiency, validity, or adequacy of any security granted by the Security Documents.

Section 11.07 Authorization of Receipt of Funds by the Security Agent Under the Security Documents

The Security Agent is authorized to receive any funds for the benefit of the Holders distributed under the Security Documents, and to make further distributions of such funds to the Trustee, for further distribution to the Holders according to the provisions of this Indenture, the Holdco Intercreditor Agreement, any Additional Intercreditor Agreement and the Security Documents. All such payments to the Security Agent, or upon its order, shall be valid and, to the extent of the same so paid, effective to satisfy and discharge the liability for moneys payable under the Notes, this Indenture and the Security Documents.

Section 11.08 Waiver of subrogation

Each Issuer and Grantor under the Security Documents agrees that it shall not exercise any right of subrogation in relation to the Holders in respect of any obligations secured pursuant to the Security Documents until payment in full of all obligations secured thereby.

Section 11.09 Termination of Security Interest

Upon the payment in full of all obligations of the Fold-In Issuer under this Indenture and the Notes, or upon Legal Defeasance, the Trustee will, at the request of the Fold-In Issuer, deliver a certificate to the Security Agent stating that such obligations have been paid in full, and instruct the Security Agent to release the Liens pursuant to this Indenture and the Security Documents.

ARTICLE 12

SATISFACTION AND DISCHARGE

Section 12.01 Satisfaction and Discharge

(a) This Indenture, the Security Documents, and, subject to Section 7.07, the rights, duties and obligations of the Trustee, the Security Agent and the holders hereunder and under each applicable Intercreditor Agreement (including the Holdco Intercreditor Agreement) or any Additional Intercreditor Agreement will be discharged and will cease to be of further effect as to all Notes issued hereunder, when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Fold-In Issuer, have been delivered to a Paying Agent or Registrar for cancellation; or

(B) (i) all Notes that have not been delivered to a Paying Agent or Registrar for cancellation (a) have become due and payable by reason of the mailing or delivery of a notice of redemption or otherwise or (b) will become due and payable within one year and (ii) the Fold-In Issuer or a Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash, Cash Equivalents, U.S. Government Obligations or a combination thereof, in each case, denominated in U.S. dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to a Paying Agent or Registrar for cancellation for principal, premium and Additional Amounts (if any) and accrued interest to the date of maturity or redemption;

(2) the Fold-In Issuer or the Guarantor(s) has paid or caused to be paid all other amounts payable by it under this Indenture; and

(3) the Fold-In Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b) In addition, the Fold-In Issuer must deliver to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, in each case stating that all conditions precedent to satisfaction and discharge have been satisfied.

(c) In addition, if:

(1) part of the Notes (the “Called Notes”) have become irrevocably due and payable by reason of the mailing or delivery of an unconditional notice of redemption or otherwise;

(2) the Fold-In Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, with respect to the Called Notes, cash, Cash Equivalents, US

Government Obligations or a combination thereof, in each case, denominated in dollars, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Called Notes for principal, premium and Additional Amounts (if any) and accrued interest to the Redemption Date; and

(3) the Fold-In Issuer or the Affiliate Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Called Notes on the Redemption Date,

then the Called Notes will not constitute Indebtedness under this Indenture, In addition, the Fold-In Issuer must deliver to the Trustee and the Security Agent an Officer’s Certificate and an Opinion of Counsel, in each case, stating that all conditions precedent to such Notes not constituting Indebtedness have been satisfied.

(d) Notwithstanding the satisfaction and discharge of this Indenture if money has been deposited with the Trustee pursuant to Section 12.01(a)(1)(B), the provisions of Sections 11.02 and 8.06 will survive. In addition, nothing in this Section 12.01 will be deemed to discharge those provisions of Section 7.07, that, by their terms, survive the satisfaction and discharge of this Indenture.

Section 12.02 Application of Trust Money

Subject to the provisions of Section 8.06, all money deposited with the Trustee pursuant to Section 12.01 shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including any Issuer acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

If the Trustee or Paying Agent is unable to apply U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations in accordance with Section 12.01 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Fold-In Issuer’s obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 12.01; provided that if the Fold-In Issuer has made any payment of principal of, premium, if any, or interest on, any Notes because of the reinstatement of its obligations, the Fold-In Issuer shall be subrogated to the rights of the Holders of such Notes to receive such payment from U.S. dollars or U.S. dollar-denominated non-callable U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 13

[RESERVED]

EXHIBIT K

EXHIBIT K

NEW INTERCREDITOR AGREEMENT

K-1

EXHIBIT L

EXHIBIT L

HOLDCO INTERCREDITOR AGREEMENT

L-1

ANNEX A

NEW INTERCREDITOR AGREEMENT

Between

THE BANK OF NOVA SCOTIA

as the Effective Date Senior Agent

The Senior Lenders

The Effective Date Debtors

CABLE & WIRELESS LIMITED

as the Initial Company

THE BANK OF NOVA SCOTIA

as Security Agent

and others

ORIGINALLY DATED 13 JANUARY 2010

AS AMENDED AND RESTATED FROM TIME TO TIME

MOST RECENTLY BY THE SUPPLEMENTAL DEED

DATED [●]

THIS AGREEMENT is dated [●] and is made

BETWEEN as at the Effective Date:

(1)	THE BANK OF NOVA SCOTIA as the Senior Agent as at the Effective Date (the Effective Date Senior Agent);

(2)	THE FINANCIAL INSTITUTIONS that are Lenders (as defined in the Senior Facilities Agreement) (the Senior Lenders);

(3)	CABLE & WIRELESS LIMITED, a private limited liability company incorporated in England and Wales (with registered number 00238525) and with its registered office at 62-65 Chandos Place, London, WC2N 4HG (the Initial Company);

(4)	THE EFFECTIVE DATE SUBORDINATED CREDITORS named in Schedule 7 (Effective Date Subordinated Creditors) (the Effective Date Subordinated Creditors);

(5)	THE EFFECTIVE DATE DEBTORS named in Schedule 8 (Effective Date Debtors) (the Effective Date Debtors);

(6)	THE EFFECTIVE DATE INTRA-GROUP LENDERS named in Schedule 9 (Effective Date Intra-Group Lenders) (the Effective Date Intra-Group Lenders);

(7)	THE BANK OF NOVA SCOTIA as security agent for the Secured Parties (the Security Agent);

(8)	THE HEDGE COUNTERPARTIES named in Schedule 10 (Effective Date Hedge Counterparties) (the Effective Date Hedge Counterparties);

(9)	UPON ACCESSION, each Subordinated Creditor;

(10)	UPON ACCESSION, each Second Lien Agent;

(11)	UPON ACCESSION, each Second Lien Arranger;

(12)	UPON ACCESSION, each Second Lien Lender;

(13)	UPON ACCESSION, each Second Lien Notes Trustee as trustee for the Second Lien Noteholders which such Second Lien Notes Trustee represents;

(14)	UPON ACCESSION, each Hedge Counterparty which accedes to this Agreement in accordance with Clause 22.13 (Creditor Accession Undertaking);

(15)	UPON ACCESSION, each Senior Secured Notes Trustee as trustee for the Senior Secured Noteholders which such Senior Secured Notes Trustee represents;

(16)	UPON ACCESSION, each High Yield Agent;

(17)	UPON ACCESSION, each High Yield Lender;

(18)	UPON ACCESSION, each High Yield Notes Trustee as trustee for the High Yield Noteholders which such High Yield Notes Trustee represents;

(19)	UPON ACCESSION, each Unsecured Agent;

(20)	UPON ACCESSION, each Unsecured Lender;

(21)	UPON ACCESSION, each Unsecured Notes Trustee as trustee for the Unsecured Noteholders which such Unsecured Notes Trustee represents;

(22)	UPON ACCESSION, each Pari Passu Debt Representative as trustee or representative for the Pari Passu Creditors which such Pari Passu Debt Representative represents and, to the extent required, each Pari Passu Creditor;

(23)	UPON ACCESSION, each Debtor; and

(24)	UPON ACCESSION, each Intra-Group Lender.

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

1992 ISDA Master Agreement means the Master Agreement (Multicurrency-Cross Border) as published by the International Swaps and Derivatives Association, Inc.

2002 ISDA Master Agreement means the 2002 Master Agreement as published by the International Swaps and Derivatives Association, Inc.

Acceleration Event means a Senior Acceleration Event, a Senior Secured Notes Acceleration Event, Pari Passu Debt Acceleration Event, a Second Lien Acceleration Event, a High Yield Acceleration Event or an Unsecured Acceleration Event.

Acceptable Hedge Counterparty means, to the extent permitted or not prohibited by each of the Debt Documents, any credit institution.

Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

Agent means each of the Senior Agent, each Senior Secured Notes Representative, each Pari Passu Debt Representative, each Second Lien Representative, each High Yield Representative, each Unsecured Representative and the Security Agent.

Agent Liabilities means all present and future liabilities and obligations whether actual or contingent and whether incurred solely or jointly, of any Debtor to any Agent under the Debt Documents.

Agreed Security Principles means any agreed security principles that may be agreed by, prior to the Senior Secured Discharge Date, the Senior Secured Creditors and the Company or, following the Senior Secured Discharge Date, the Second Lien Creditors and the Company.

Agreement means this Intercreditor Agreement including the annexes, schedules and appendices hereto, as the same may be amended, supplemented or otherwise modified from time to time.

Ancillary Facility Document means each document relating to or evidencing the terms of an Ancillary Facility.

Ancillary Facility means any ancillary facility (howsoever described) made available in accordance with any Senior Facilities Agreement and/or any Pari Passu Debt Document.

Ancillary Facility Lender means each Senior Lender (or Affiliate of a Senior Lender) which makes an Ancillary Facility available pursuant to the terms of the Senior Facilities Agreement and any Pari Passu Creditor that provides an Ancillary Facility pursuant to the terms of a Pari Passu Debt Document (if applicable).

Arranger means each Senior Arranger and each Second Lien Arranger.

Arranger Liabilities means all present and future liabilities and obligations (whether actual or contingent and whether incurred solely or jointly) of any Debtor to any Arranger, in its capacity as an Arranger, under the Debt Documents.

Borrowing Liabilities means, in relation to a Debtor, a member of the Group or a Security Grantor, the liabilities (not being Guarantee Liabilities) it may have as a principal debtor to a Creditor or a Debtor in respect of Liabilities arising under the Debt Documents (whether incurred solely or jointly and including, without limitation, liabilities as a “Borrower” (or any other term which is similar in meaning and effect) under and as defined in the Senior Finance Documents and/or the Pari Passu Debt Documents and/or the Second Lien Loan Finance Documents and/or the High Yield Loan Finance Documents and/or the Unsecured Finance Documents and/or liabilities as an “Issuer” (or any other term which is similar in meaning and effect) under and as defined in the Senior Secured Notes Finance Documents and/or the Pari Passu Debt Documents and/or the Second Lien Notes Finance Documents and/or the High Yield Notes Finance Documents and/or the Unsecured Finance Documents).

Business Day means a day (other than a Saturday or Sunday):

(a)	on which banks generally are open for business in London and Amsterdam;

(b)	if such reference relates to a date for the payment or purchase of any sum denominated in euro, which is a TARGET Day;

(c)	if such reference relates to a date for the payment or purchase of any sum denominated in US$, on which banks generally are open for business in London; and

(d)	if such reference relates to a date for the payment or purchase of any sum denominated in an additional currency or an optional currency (howsoever defined) under the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents or any Second Lien Finance Documents,

(in each case other than Sterling, euro or US$), the principal financial centre of the country of that currency.

Charged Property means all of the assets which from time to time are, or are expressed to be, the subject of the Transaction Security.

Close-Out Netting means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 1992 ISDA Master Agreement, any step involved in determining the amount payable in respect of an Early Termination Date (as defined in the 1992 ISDA Master Agreement) under section 6(e) of the 1992 ISDA Master Agreement before the application of any subsequent Set-off (as defined in the 1992 ISDA Master Agreement);

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on a 2002 ISDA Master Agreement, any step involved in determining an Early Termination Amount (as defined in the 2002 ISDA Master Agreement) under section 6(e) of the 2002 ISDA Master Agreement; and

(c)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, any step involved on a termination of the hedging transactions under that Hedging Ancillary Document pursuant to any provision of that Hedging Ancillary Document which has a similar effect to either provision referenced in paragraph (a) and paragraph (b) above.

Commodity Exchange Act means the Commodity Exchange Act (7 U.S.C. §1 et seq.), as amended from time to time, and any successor statute.

Common Assurance means any guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, the benefit of which (however conferred) is, to the extent legally possible and subject to any Agreed Security Principles, given to all the Senior Secured Creditors and (if applicable) Second Lien Finance Parties in respect of their Senior Secured Liabilities and Second Lien Liabilities.

Common Currency means Dollar.

Common Currency Amount means, in relation to an amount, that amount converted (to the extent not already denominated in the Common Currency) into the Common Currency at the Security Agent’s Spot Rate of Exchange on the Business Day prior to the relevant calculation.

Common Transaction Security means any Transaction Security which to the extent legally possible and subject to any Agreed Security Principles:

(a)	is created in favour of the Senior Secured Creditors and (if applicable) the Second Lien Finance Parties represented by the Security Agent as agent or trustee for the Senior Secured Creditors and (if applicable) the Second Lien Finance Parties in respect of the Senior Secured Liabilities and (if applicable) the Second Lien Liabilities;

(b)	if applicable, where it is not possible or advisable to secure the Senior Secured Liabilities and the Second Lien Liabilities in the same Transaction Security Document, which is created in favour of either the Senior Secured Creditors or the Second Lien Finance Parties, represented by the Security Agent, in respect of the Senior Secured Liabilities or, as the case may be, the Second Lien Liabilities; or

(c)	if applicable, in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as agent or trustee for the Senior Secured Parties and/or the Second Lien Finance Parties is created in favour of:

(i)	all the Senior Secured Parties and/or the Second Lien Finance Parties (as the case may be) in respect of the Senior Secured Liabilities and/or the Second Lien Liabilities (as the case may be); or

(ii)	the Security Agent under a parallel debt or joint and several creditorship structure for the benefit of all the Senior Secured Parties and/or the Second Lien Finance Parties,

provided that Transaction Security may only be granted over an asset in favour of the Second Lien Finance Parties only (or the Security Agent as agent or trustee for the Second Lien Finance Parties only) pursuant to a Transaction Security Document if, before or simultaneously with such Transaction Security Document being executed, Transaction Security is granted over the same asset in favour of the Senior Secured Creditors (or the Security Agent as agent or trustee for the Senior Secured Creditors), and in all cases which ranks in the order of priority contemplated in Clause 2.2 (Transaction Security) and/or is expressed to be subject to the terms of this Agreement.

[Company means (i) prior to the Group Refinancing Effective Date, the Initial Company, and (ii) following the Group Refinancing Effective Date, the New Intermediate Holdco, and any and all successors thereto, which in each case have acceded to this Agreement in accordance with Clause 22.22 ([Change of Company).]1

Competitive Process means a public or private auction or other competitive sale process in which more than one bidder participates or is invited to participate (including, without limitation, any person invited that is a High Yield Creditor at the time of such invitation), which may or may not be conducted through a court or other legal proceeding, and which is conducted with the advice of an independent investment bank or internationally recognised firm of accountants or a reputable internationally recognised independent third party professional firm which is regularly engaged in such sale processes.

Consent means any consent, approval, release or waiver or agreement to any amendment.

Credit Related Close-Out means any Permitted Hedge Close-Out which is not a Non-Credit Related Close-Out.

Creditor Conflict means:

(a)	at any time prior to the Senior Secured Discharge Date, a conflict between any of:

(i)	the interests of any Senior Secured Creditor;

(ii)	the interests of any Second Lien Creditor;

(iii)	the interests of any High Yield Creditor;

(iv)	the interests of any Unsecured Creditor; and

(b)	at any time after the Senior Secured Discharge Date but prior to the Second Lien Discharge Date, a conflict between:

(i)	the interests of any Second Lien Creditor; and

(ii)	the interests of any High Yield Creditor.

(iii)	the interests of any Unsecured Creditor; and

(c)	at any time after the Second Lien Discharge Date but prior to the High Yield Discharge Date, a conflict between:

(i)	the interests of any High Yield Creditor.

(ii)	the interests of any Unsecured Creditor;

[1]	Subject to further discussion on reorganisation / refinancing steps.

Creditor Accession Undertaking means:

(a)	an undertaking substantially in the form set out in Schedule 2 (Form of Creditor Accession Undertaking); or

(b)	an Assignment and Assumption, an Increase Confirmation or an Additional Facility Joinder Agreement (in each case, as defined in the relevant Facilities Agreement) provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 2 (Form of Creditor Accession Undertaking),

as the context may require, or

(c)	in the case of an acceding Debtor which is expressed to accede as an Intra-Group Lender in the relevant Debtor Accession Deed, that Debtor Accession Deed.

Creditors means the Senior Lenders, the Pari Passu Creditors, the Hedge Counterparties, the Agents, the Arrangers, the Senior Secured Noteholders, the Second Lien Finance Parties, the High Yield Lenders, the High Yield Noteholders, the Unsecured Lenders, the Unsecured Noteholders, the Intra-Group Lenders and the other Subordinated Creditors.

Debt Document means each of this Agreement, the Secured Debt Documents, the High Yield Finance Documents, the Unsecured Finance Documents the Security Documents, any agreement evidencing the terms of the Subordinated Liabilities or the Intra-Group Liabilities and any other document designated as such by the Security Agent and the Company.

Debtor means each Effective Date Debtor and any person which becomes a Party as a Debtor in accordance with the terms of Clause 22 (Changes to the Parties).

Debtor Accession Deed means:

(a)	a deed substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed); or

(b)	(only in the case of a member of the Group or any Holding Company thereof which is acceding as a borrower or guarantor under the Senior Facilities Agreement) a joinder agreement as referenced in the Senior Facilities Agreement in respect of such accession, provided that it contains an accession to this Agreement which is substantially in the form set out in Schedule 1 (Form of Debtor Accession Deed), in each case including any applicable limitation language agreed between the Security Agent and the Company.

Debtor Liabilities means, in relation to a Debtor, a member of the Group, a Subsidiary of a Debtor, a Holding Company of a Debtor or a Subsidiary of such Holding Company, any liabilities owed to any Debtor (whether actual or contingent and whether incurred solely or jointly) by that person.

Debtor Resignation Request means a notice substantially in the form set out in Schedule 3 (Form of Debtor Resignation Request).

Default means an Unsecured Default, a High Yield Default, a Second Lien Default, a Senior Default, a Pari Passu Debt Default or a Senior Secured Notes Default, as the case may be.

Delegate means any delegate, agent, attorney or co-trustee appointed by the Security Agent.

Designated Gross Amount means, in relation to a Multi-account Overdraft Facility, that Multi-account Overdraft Facility’s maximum gross amount.

Designated Net Amount means, in relation to a Multi-account Overdraft Facility, that Multi-account Overdraft Facility’s maximum net amount.

Disposal Proceeds has the meaning given to that term in Clause 16 (Proceeds of Disposals).

Distress Event means any of:

(a)	an Acceleration Event; or

(b)	the enforcement of any Transaction Security.

Distressed Disposal means a disposal of an asset of a Debtor, a Security Grantor or a member of the Group or the shares in or liabilities or obligations of a Debtor, a Security Grantor or a member of the Group which is:

(a)	being effected at the request of an Instructing Group in circumstances where the Transaction Security has become enforceable;

(b)	being effected by enforcement of the Transaction Security; or

(c)	being effected, after the occurrence of a Distress Event, by a Debtor or Security Grantor to a person or persons which is not a Debtor or member of the Group.

ECP Debtor means in respect of any Swap Obligations, each Debtor that has total assets exceeding $10,000,000 at the time the relevant guarantee or grant of relevant security interest becomes effective with respect to such Swap Obligation or such other person as constitutes an “eligible contract participant” under the meaning of the Commodity Exchange Act or any regulation promulgated thereunder.

Effective Date has the meaning given to that term in the Supplemental Deed.

Enforcement Action means:

(a)	in relation to any Liabilities:

(i)	the acceleration of any Liabilities or the making of any declaration that any Liabilities are prematurely due and payable (other than as a result of it becoming unlawful for a Senior Lender, a Pari Passu Creditor, a Senior Secured Noteholder, a Second Lien Lender, a Second Lien Noteholder, a High Yield Lender, a High Yield Noteholder, an Unsecured Lender or an Unsecured Noteholder to perform its obligations under, or of any voluntary or mandatory prepayment or redemption arising under, the Debt Documents);

(ii)	the making of any declaration that any Liabilities are payable on demand;

(iii)	the making of a demand in relation to a Liability that is payable on demand;

(iv)	the making of any demand against any Debtor or any member of the Group in relation to any Guarantee Liabilities of that Debtor or member of the Group;

(v)	the exercise of any right to require any Debtor or member of the Group to acquire any Liability (including exercising any put or call option against any Debtor or any member of the Group for the redemption or purchase of any Liability but excluding any such right which arises as a result of any debt buy-back permitted or not prohibited by the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents, the High Yield Finance Documents and the Unsecured Finance Documents and excluding any mandatory prepayments or mandatory offers arising as a result of a change of control or asset sale (howsoever described) as set out in the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Second Lien Finance Documents, the High Yield Finance Documents, the Unsecured Finance Documents or Pari Passu Debt Documents);

(vi)	the exercise of any right of set-off, account combination or payment netting against any Debtor or any member of the Group in respect of any Liabilities other than the exercise of any such right:

(A)	as Close-Out Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(B)	as Payment Netting by a Hedge Counterparty or by a Hedging Ancillary Lender;

(C)	as Inter-Hedging Agreement Netting by a Hedge Counterparty;

(D)	as Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender; and

(E)	which is otherwise expressly permitted under the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents, the High Yield Finance Documents or the Unsecured Finance Documents to the extent that the exercise of that right gives effect to a Permitted Payment; and

(vii)	the suing for, commencing or joining of any legal or arbitration proceedings against any Debtor, member of the Group or a Security Grantor to recover any Liabilities;

(b)	the premature termination or close-out of any hedging transaction under any Hedging Agreement;

(c)	the taking of any steps to enforce or require the enforcement of any Transaction Security (including the crystallisation of any floating charge forming part of the Transaction Security);

(d)	the entering into of any composition, compromise, assignment or similar arrangement with any Debtor, member of the Group or Security Grantor which owes any Liabilities, or has given any Security, guarantee or indemnity or other assurance against loss in respect of the Liabilities but excluding:

(i)	any action permitted under Clause 22 (Changes to the Parties); and

(ii)	any such arrangement which arises as a result of any debt buy-back permitted or not prohibited by the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents, the High Yield Finance Documents and the Unsecured Finance Documents; or

(e)	the petitioning, applying or voting for, or the taking of any steps (including the appointment of any liquidator, receiver, trustee in bankruptcy, administrator or similar officer) in relation to, the winding up, dissolution, administration or reorganisation of any Debtor, any member of the Group or any Security Grantor which owes any Liabilities, or has given any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities, or any of such Debtor’s, member of the Group’s or Security Grantor’s assets or any suspension of payments or moratorium of any indebtedness of any such Debtor, member of the Group or Security Grantor, or any analogous procedure or step in any jurisdiction, except that the following shall not constitute Enforcement Action:

(i)	the taking of any action falling within paragraphs (a)(vii) or (e) above which is necessary (but only to the extent necessary) to preserve the validity, existence or priority of claims in respect of Liabilities, including the registration of such claims before any court or governmental authority and the bringing, supporting or joining of proceedings to prevent any loss of the right to bring, support or join proceedings by reason of applicable limitation periods; or

(ii)	a Primary Creditor bringing legal proceedings against any person solely for the purpose of:

(A)	obtaining injunctive relief (or any analogous remedy outside England and Wales) to restrain any actual or putative breach of any Debt Document to which it is party;

(B)	obtaining specific performance (other than specific performance of an obligation to make a payment) with no claim for damages;

(C)	requesting judicial interpretation of any provision of any Debt Document to which it is party with no claim for damages; or

(iii)	bringing legal proceedings against any person in connection with any securities violation, securities or listing regulations or common law fraud or to restrain any actual or putative breach of the High Yield Finance Documents, the Unsecured Finance Documents or the Secured Debt Documents or for specific performance with no claims for damages; or

(iv)	allegations of material misstatements or omissions made in connection with the offering materials relating to the Senior Secured Notes Liabilities, the Second Lien Notes Liabilities, the High Yield Notes Liabilities or the Unsecured Liabilities or in reports furnished to any of the Noteholders or Notes Trustees or any exchange on which the Senior Secured Notes, Second Lien Notes, High Yield Notes or Unsecured Notes are listed by a Debtor or a member of the Group pursuant to information and reporting requirements under any of the Notes Finance Documents (as applicable).

Event of Default means any event or circumstance specified as such in any of the Senior Facilities Agreement, a Senior Secured Notes Indenture, a Pari Passu Debt Document, any Second Lien Facilities Agreement, any High Yield Facilities Agreement, any Unsecured Facilities Agreement, any Second Lien Notes Indenture, a High Yield Notes Indenture or an Unsecured Notes Indenture, as the context requires.

Excluded Swap Obligation means, with respect to any Debtor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Debtor of, or the grant by such Debtor of a security interest to secure, such Swap Obligation (or any guarantee thereof) [(A) relates to a swap between a Debtor and a Hedge Counterparty and such Hedge Counterparty notifies the Senior Agent in writing that it elects not to hold the benefit of such guarantee or such security interest with respect to such swap, or (B)] is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Debtor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the guarantee of such Debtor or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

Exposure has the meaning given to that term in Clause 18.1 (Equalisation definitions).

Facilities Agreement means the Senior Facilities Agreement, any Second Lien Facilities Agreement, any High Yield Facilities Agreement or any Unsecured Facilities Agreement.

Final Discharge Date means the later to occur of the Senior Secured Discharge Date, the Second Lien Discharge Date, the High Yield Discharge Date and the Unsecured Discharge Date.

Group has the meaning given to the term “Restricted Group” in the Senior Facilities Agreement.

Group Recoveries has the meaning given to that term in Clause 17.1 (Order of Application of Group Recoveries).

[Group Refinancing Effective Date has the meaning given to it in the Senior Facilities Agreement.

Group Refinancing Transactions has the meaning given to it in the Senior Facilities Agreement.]3

Guarantee Liabilities means, in relation to a Debtor or member of the Group, the liabilities under the Debt Documents (present or future, actual or contingent and whether incurred solely or jointly) it may have to a Creditor as or as a result of it being a guarantor or surety (including, without limitation, liabilities arising by way of guarantee, indemnity, contribution or subrogation and in particular any guarantee or indemnity arising under or in respect of this Agreement, the Senior Finance Documents, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents, the High Yield Finance Documents and/or the Unsecured Finance Documents).

Hedge Counterparty means (a) each credit institution which is party to this Agreement as an Effective Date Hedge Counterparty and (b) any Acceptable Hedge Counterparty which becomes Party as a Hedge Counterparty pursuant to Clause 22.13 (Creditor Accession Undertaking) to the extent permitted or not prohibited by each of the Debt Documents; and, in each case, which has not ceased to be a Hedge Counterparty in accordance with this Agreement.

Hedge Counterparty Obligations means the obligations owed by any Hedge Counterparty to the Debtors under or in connection with the Hedging Agreements.

Hedge Transfer means a transfer to the Senior Secured Notes Creditors or the Pari Passu Creditors or the Second Lien Creditors or the High Yield Creditors (or to a nominee or nominees of the Senior Secured Notes Creditors or the Pari Passu Creditors or the Second Lien Creditors or the High Yield Creditors) (as applicable and as the context requires) of each Hedging Agreement together with:

(a)	all the rights and benefits in respect of the Hedging Liabilities owed by the Debtors to each Hedge Counterparty; and

(b)	all the Hedge Counterparty Obligations owed by each Hedge Counterparty to the Debtors,

[3]	Subject to further discussion on reorganisation / refinancing steps.

in accordance with Clause 22.4 (Change of Hedge Counterparty) as described in, and subject to, Clause 3.9 (Hedge Transfer: Purchasing Senior Secured Creditors), Clause 7.8 (Hedge Transfer: Second Lien Creditors) or Clause 8.16 (Hedge Transfer: High Yield Creditors) (as applicable and as the context requires).

Hedging Agreement means:

(a)	to the extent entered into prior to the Effective Date, any master agreement together with any schedule and confirmation related thereto or any other agreement (including long form confirmation) entered into between a Debtor and an Effective Date Hedge Counterparty to document any hedge agreement between a Debtor and an Effective Date Hedge Counterparty which was, prior to the Effective Date, subject to this Agreement in its form immediately prior to the Effective Date (a Pre-Effective Date Hedging Document); and

(b)	to the extent entered into on or after the Effective Date, any master agreement together with any schedule and confirmation related thereto or any other agreement (including a long form confirmation) or any confirmation in relation to a Pre-Effective Date Hedging Document entered into or to be entered into between a Debtor and a Hedge Counterparty to document an Offsetting Swap (as such term is defined in Clause 4.15 (Offsetting Swaps) or any other hedge agreement between a Debtor and a Hedge Counterparty, in each case, provided that such hedging is permitted or not prohibited under the terms of the Senior Finance Documents, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents and the Second Lien Finance Documents in place at the time such Hedging Agreement was entered into (or subsequently amended excluding any amendments required to comply with changes to law or regulation) and permitted or not prohibited to share in the Transaction Security at the time such Hedging Agreement was entered into (or subsequently amended excluding any amendments required to comply with any change to law or regulation) and, in the case of any such document other than a confirmation, which states that it is a Hedging Agreement for the purposes of this Agreement or which is designated by the Company by written notice to the Security Agent and the relevant Hedge Counterparty as a Hedging Agreement for the purposes of this Agreement, but, in each case, excluding any such agreement that has been terminated in accordance with Clause 4.13 (Termination of Hedging).

Hedging Ancillary Document means an Ancillary Facility Document which relates to or evidences the terms of a Hedging Ancillary Facility.

Hedging Ancillary Facility means an Ancillary Facility which is made available by way of a hedging facility.

Hedging Ancillary Lender means an Ancillary Facility Lender to the extent that that Ancillary Facility Lender makes available a Hedging Ancillary Facility.

Hedging Liabilities means the Liabilities owed by any Debtor to the Hedge Counterparties under or in connection with the Hedging Agreements.

Hedging Purchase Amount means, in respect of a hedging transaction under a Hedging Agreement:

(a)	if the hedging transaction has not been closed out, the amount that would be payable to (expressed as a positive number) or by (expressed as a negative number) the relevant Hedge Counterparty on the relevant date if:

(i)	in the case of a Hedging Agreement which is based on an ISDA Master Agreement:

(A)	that date was an Early Termination Date (as defined in the relevant ISDA Master Agreement); and

(B)	the relevant Debtor was the Defaulting Party (under and as defined in the relevant ISDA Master Agreement), or

(ii)	in the case of a Hedging Agreement which is not based on an ISDA Master Agreement:

(A)	that date was the date similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement; and

(B)	the relevant Debtor was in a position which is similar in meaning and effect to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement); or

(b)	if the hedging transaction has been closed out, the amount payable to (expressed as a positive number) or by (expressed as a negative number) the relevant Hedge Counterparty under the Hedging Agreement in respect of that termination or close-out (including any interest or default interest accrued on that amount since the date of termination or close-out and any other amounts owing under the Hedging Agreement), in each case as certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

High Yield Acceleration Event means:

(a)	the High Yield Agent exercising any of its rights under the equivalent provisions of the High Yield Facilities Agreement to paragraphs (a), (b), (c) or (d) of Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(b)	any High Yield Loan Liabilities becoming due and payable by operation of the equivalent provisions of the High Yield Facilities Agreement to the proviso to Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(c)	the High Yield Notes Trustee (or any of the High Yield Noteholders) exercising any rights to accelerate principal amounts outstanding under the High Yield Notes pursuant to any High Yield Notes Indenture; or

(d)	any High Yield Notes Liabilities becoming due and payable by operation of any automatic acceleration provision contained in a High Yield Notes Finance Document.

High Yield Agent means each Agent under and as defined in a High Yield Facilities Agreement which accedes to this Agreement as a High Yield Agent pursuant to Clause 22.13 (Creditor Accession Undertaking).

High Yield Agent Liabilities means the Agent Liabilities owed by the Debtors to the relevant High Yield Agent under or in connection with the related High Yield Loan Finance Documents.

High Yield Commitment has the meaning given to the term “Commitment” (or equivalent) in any High Yield Facilities Agreement.

High Yield Credit Participation means:

(a)	in relation to a High Yield Lender, its aggregate (drawn and undrawn) High Yield Commitment; and

(b)	in relation to a High Yield Noteholder, the principal amount of outstanding High Yield Notes held by that High Yield Noteholder.

High Yield Creditors means:

(a)	the High Yield Lenders and each High Yield Agent; and

(b)	the High Yield Noteholders and each High Yield Notes Trustee.

High Yield Default means a High Yield Event of Default or any event or circumstances which would (with the expiry of a grace period, the giving of notice, the making of any determination under the High Yield Finance Documents or any combination of the foregoing) be a High Yield Event of Default, provided that any such event or circumstance which under the terms of the relevant High Yield Finance Document requires any determination as to materiality before it becomes a High Yield Event of Default shall not be a High Yield Default until such determination is made in accordance with the terms of the relevant High Yield Finance Document).

High Yield Discharge Date means the later of the High Yield Loan Discharge Date and the High Yield Notes Discharge Date.

High Yield Enforcement Notice has the meaning given to it in paragraph (b) of Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement).

High Yield Event of Default means:

(a)	prior to the High Yield Loan Discharge Date, an “Event of Default” (or equivalent) under and as defined in any High Yield Facilities Agreement; and

(b)	prior to the High Yield Notes Discharge Date, an event of default under the relevant High Yield Notes Indenture.

High Yield Facilities Agreement means any high yield facilities agreement or agreements under which a bridge loan or interim facility or facilities are made available to a HY Issuer which:

(a)	does not breach the terms of any Secured Debt Document or any other High Yield Finance Document(s); and

(b)	is designated as such by the Company by written notice to each Agent who is a party to this Agreement at such time.

High Yield Facility has the meaning given to the term “Facility” (or any similar or equivalent term) in the High Yield Facilities Agreement.

High Yield Finance Documents means the High Yield Loan Finance Documents and the High Yield Notes Finance Documents.

High Yield Finance Parties means the High Yield Loan Finance Parties and the High Yield Notes Finance Parties.

High Yield Guarantee has the meaning given to the term “Guarantees” (or equivalent) under and as defined in any Second Lien Facilities Agreement and/or any Second Lien Notes Indenture.

High Yield Guarantee Liabilities means all Liabilities owed by any Debtor (other than a HY Issuer or a HY Borrower) to any High Yield Creditor under or in connection with the High Yield Finance Documents provided, however, that the definition of “High Yield Guarantee Liabilities” shall not include the High Yield Notes Trustee Amounts.

High Yield Guarantors means the “Guarantors” (or equivalent) under and as defined in any High Yield Facilities Agreement and each member of the Group or any Debtor that is a guarantor under the High Yield Notes in accordance with a High Yield Notes Indenture and which must be a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred), a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred) and a Senior Guarantor (if the Senior Discharge Date has not occurred).

High Yield Lender has the meaning given to the term “Lender” (or equivalent) in the High Yield Facilities Agreement.

High Yield Liabilities means the High Yield Notes Liabilities and the High Yield Loan Liabilities.

High Yield Loan has the meaning given to the term “Loan” (or equivalent) under and as defined in any High Yield Facilities Agreement.

High Yield Loan Discharge Date means the first date on which all High Yield Loan Liabilities have been fully and finally discharged to the satisfaction of the High Yield Agent (acting reasonably), whether or not as a result of an enforcement, and the High Yield Lenders (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under the High Yield Loan Finance Documents.

High Yield Loan Finance Documents has the meaning given to the term “Finance Documents” (or equivalent) under and as defined in the High Yield Facilities Agreement.

High Yield Loan Finance Parties means the “Finance Parties” (or equivalent) under and as defined in the High Yield Facilities Agreement.

High Yield Loan Liabilities means Liabilities owed by the Debtors to the High Yield Lenders under or in connection with the High Yield Loan Finance Documents.

High Yield Loan Outstandings means principal amount of outstanding High Yield Loans.

High Yield Major Terms means the terms set out in Schedule 5 (High Yield Major Terms).

High Yield Noteholders means the registered holders, from time to time, of the High Yield Notes, as determined in accordance with the relevant High Yield Notes Indenture.

High Yield Notes means any High Yield notes, payment-in-kind notes, exchange notes, debt securities or other debt instruments which may be issued by a HY Issuer and in respect of which:

(a)	the terms for such notes, securities or instruments comply with the terms of the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents and this Agreement;

(b)	the terms for such notes, securities or instruments are not inconsistent in any material respect with the High Yield Major Terms;

(c)	are designated as such by the Company by written notice to each Agent who is a Party at such time; and

(d)	the entity acting as trustee or representative in respect of such notes or instruments at any time has acceded to this Agreement as a High Yield Notes Trustee pursuant to Clause 22.15 (Accession of High Yield Notes Trustee).

High Yield Notes Creditors means the High Yield Noteholders, each High Yield Notes Trustee and (in its capacity as creditor of the Security Agent Claim corresponding to the High Yield Notes Liabilities) the Security Agent.

High Yield Notes Discharge Date means the first date on which all High Yield Notes Liabilities have been fully and finally discharged to the satisfaction of the High Yield Notes Trustee (acting reasonably), whether or not as a result of an enforcement, and the High Yield Noteholders (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under the High Yield Notes Finance Documents.

High Yield Notes Finance Documents means the High Yield Notes, each High Yield Notes Indenture, the High Yield Guarantees in respect of the High Yield Notes, this Agreement, and any other document entered into in connection with the High Yield Notes (which for the avoidance of doubt excludes any document to the extent it sets out rights of the initial purchasers of the High Yield Notes (in their capacities as initial purchasers) against any member of the Group) and designated a High Yield Notes Finance Document by a HY Issuer and a High Yield Notes Trustee.

High Yield Notes Finance Parties means any High Yield Notes Trustee (on behalf of itself and the High Yield Noteholders that it represents) and the Security Agent.

High Yield Notes Indenture means the indenture or indentures pursuant to which any High Yield Notes (and no other notes) are issued.

High Yield Notes Issue Date means, in respect of each High Yield Notes Indenture, the first date on which a High Yield Note is issued pursuant to that High Yield Notes Indenture.

High Yield Notes Liabilities means all present and future moneys, debts and liabilities due, owing or incurred by the Debtors to any High Yield Notes Finance Party or High Yield Noteholder under or in connection with the High Yield Notes or the High Yield Notes Finance Documents (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise) provided, however, that the definition of “High Yield Notes Liabilities” shall not include the High Yield Notes Trustee Amounts.

High Yield Notes Outstandings means the principal amount of outstanding High Yield Notes held by the High Yield Noteholders.

High Yield Notes Trustee means any entity acting as a trustee or representative under any issue of High Yield Notes and which accedes to this Agreement pursuant to Clause 22.15 (Accession of High Yield Notes Trustee).

High Yield Notes Trustee Amounts means, in relation to a High Yield Notes Trustee, amounts payable to that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof under the High Yield Notes Finance Documents, any provisions (including indemnity provisions) for costs and expenses in favour of that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in the High Yield Notes Finance Documents, all compensation for services provided by that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the High Yield Notes Finance Documents and all out-of-pocket costs and expenses properly incurred by that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of High Yield Notes Finance Documents, including, without limitation (a) compensation for the costs and expenses of the collection by that High Yield Notes Trustee of any amount payable to that High Yield Notes Trustee for the benefit of the High Yield Noteholders, and (b) costs and expenses of that High Yield Notes Trustee’s advisers, receivers, delegates, attorneys, agents or appointees (but excluding (i) any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by that High Yield Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of that High Yield Notes Trustee against any of the Senior Finance Parties; and (ii) any payment made directly or indirectly on or in respect of any amounts owing under any High Yield Notes (including principal, interest, premium or any other amounts to any of the High Yield Noteholders)) including VAT where applicable.

High Yield Outstandings means the High Yield Loan Outstandings and the High Yield Notes Outstandings.

High Yield Payment Default means any non-payment High Yield Event of Default under any High Yield Finance Document other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

High Yield Payment Stop Notice has the meaning given to that term in Clause 8.4 (Issue of High Yield Payment Stop Notice).

High Yield Refinancing Loans means loans made to any Debtor or any member of the Group under the terms of any facilities agreement or agreements pursuant to which credit facilities are made available for the refinancing or replacement in whole or in part of High Yield Liabilities.

High Yield Representative means each High Yield Agent in respect of any High Yield Facilities that are outstanding and any High Yield Notes Trustee in respect of any High Yield Notes that are outstanding.

High Yield Standstill Period has the meaning given to it in Clause 8.12 (High Yield Standstill Period).

Holding Company of a company means a company of which the first mentioned company is a Subsidiary.

HY Borrower has the meaning given to the term “Borrower” in any High Yield Facilities Agreement provided that it is an entity which:

(a)	if such entity is a member of the Group:

(i)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(ii)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred); and

(iii)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred); and

(iv)	functions as a holding company only; and

(b)	has acceded to this Agreement as a HY Borrower (both as a Debtor and, if required and to the extent not already a Party in such capacity, as an Intra-Group Lender or a Subordinated Creditor or Security Grantor),

provided that, if such entity has any subsidiaries, at least one such subsidiary is:

(A)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(B)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred); and

(C)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred).

HY Issuer means any entity which is the issuer of any High Yield Notes, and which:

(a)	if such entity is a member of the Group:

(i)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(ii)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred);

(iii)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred); and

(iv)	functions as a holding company only; and

(b)	has acceded to this Agreement as a HY Issuer (both as a Debtor and, if required and to the extent not already a Party in such capacity, as an Intra-Group Lender or a Subordinated Creditor or Security Grantor),

provided that, if such entity has any subsidiaries, at least one such subsidiary is:

(A)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(B)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred); and

(C)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred).

Insolvency Event means, in relation to any Debtor, member of the Group or Security Grantor:

(a)	any resolution is passed or order made for the winding up, dissolution, administration or reorganisation of that Debtor, member of the Group or Security Grantor, a moratorium is declared in relation to any indebtedness of that Debtor, member of the Group or Security Grantor or an administrator is appointed to that Debtor, member of the Group or Security Grantor;

(b)	any composition, compromise, assignment or arrangement is made with its creditors generally;

(c)	the appointment of any liquidator, receiver, trustee in bankruptcy, administrator, administrative receiver, compulsory manager or other similar officer in respect of that Debtor, member of the Group or Security Grantor or any of its assets; or

(d)	any analogous procedure or step is taken in any jurisdiction.

Instructing Group means at any time:

(a)	prior to the Senior Secured Discharge Date, the Majority Senior Secured Creditors;

(b)	on or after the Senior Secured Discharge Date but before the Second Lien Discharge Date, the Majority Second Lien Creditors; and

(c)	on or after the later of the Senior Secured Discharge Date and the Second Lien Discharge Date but before the High Yield Discharge Date, the Majority High Yield Creditors (acting through the relevant High Yield Representative(s)).

Intercreditor Amendment means any amendment or waiver which is subject to Clause 28 (Consents, Amendments and Override).

Inter-Hedging Agreement Netting means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedge Counterparty against liabilities owed to a Debtor by that Hedge Counterparty under a Hedging Agreement in respect of Hedging Liabilities owed to that Hedge Counterparty by that Debtor under another Hedging Agreement.

Inter-Hedging Ancillary Document Netting means the exercise of any right of set-off, account combination, close-out netting or payment netting (whether arising out of a cross agreement netting agreement or otherwise) by a Hedging Ancillary Lender against liabilities owed to a Debtor by that Hedging Ancillary Lender under a Hedging Ancillary Document in respect of Senior Lender Liabilities owed to that Hedging Ancillary Lender by that Debtor under another Hedging Ancillary Document.

Intra-Group Lenders means:

(a)	each Effective Date Intra-Group Lender; and

(b)	each other member of the Group which has made a loan available to, granted credit to or made any other financial arrangement having similar effect with any Debtor and which becomes a party as an Intra-Group Lender in accordance with the terms of Clause 22 (Changes to the Parties).

Intra-Group Liabilities means the Liabilities owed by any member of the Group to any of the Intra-Group Lenders.

ISDA Master Agreement means a 1992 ISDA Master Agreement or a 2002 ISDA Master Agreement.

Issuing Bank has the meaning given to the term “L/C Issuer” [and “Alternative L/C Issuer”] in the Senior Facilities Agreement and any Pari Passu Debt Document (if applicable), being an issuing bank which has issued or agreed to issue a Letter of Credit.

Legal Reservations means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)	the time barring of claims under the Limitations Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim;

(c)	similar principles, rights and defences under the laws of a relevant jurisdiction; and

(d)	any other matters which are set out as qualifications or reservations as to matters of law of general application in any legal opinion delivered to an Agent under the Secured Debt Documents.

Letter of Credit means a “Letter of Credit” [or an “Alternative Letter of Credit” each] as defined in the Senior Facilities Agreement and any Pari Passu Debt Document (if applicable), being a documentary credit issued by an Issuing Bank pursuant to the Senior Facilities Agreement or a Pari Passu Debt Document.

Liabilities means all present and future liabilities and obligations at any time of the Company, any member of the Group, Senior Borrower, Second Lien Borrower, borrower or issuer of Pari Passu Debt, Senior Secured Notes Issuer, Second Lien Notes Issuer, any Security Grantor, Permitted Affiliate Parent, Subordinated Creditor (in its capacity as a grantor of Security over any Subordinated Shareholder Loans (as defined in the Senior Facilities Agreement)), HY Issuer, HY Borrower, Unsecured Issuer, Unsecured Borrower or any Subsidiary of the Company or any Permitted Affiliate Parent which has incurred Indebtedness (as defined in the Senior Facilities Agreement), in each case, to any Creditor under the Debt Documents, both actual and contingent and whether incurred solely or jointly or in any other capacity together with any of the following matters relating to or arising in respect of those liabilities and obligations:

(a)	any refinancing, novation, deferral or extension;

(b)	any claim for breach of representation, warranty or undertaking or on an event of default or under any indemnity given under or in connection with any document or agreement evidencing or constituting any other liability or obligation falling within this definition;

(c)	any claim for damages or restitution; and

(d)	any claim as a result of any recovery by any Debtor or Security Grantor of a Payment on the grounds of preference or otherwise,

and any amounts which would be included in any of the above but for any discharge, non-provability, unenforceability or non-allowance of those amounts in any insolvency or other proceedings.

Liabilities Acquisition means, in relation to a person and to any Liabilities, a transaction where that person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

the rights and benefits in respect of those Liabilities.

Majority High Yield Creditors means those High Yield Creditors whose High Yield Credit Participations at that time aggregate more than 50% of the total High Yield Credit Participations at that time.

Majority High Yield Lenders has the meaning given to the term “Majority Lenders” (or equivalent) in any High Yield Facilities Agreement.

Majority Second Lien Creditors means, at any time, those Second Lien Creditors whose Second Lien Credit Participations at that time aggregate more than 50% of the total Second Lien Credit Participations at that time.

Majority Second Lien Lenders has the meaning given to the term “Majority Lenders” (or equivalent) in any Second Lien Facilities Agreement.

Majority Senior Creditors means, at any time, those Senior Creditors whose Senior Credit Participations at that time aggregate more than 50% of the total Senior Credit Participations at that time.

Majority Senior Lenders has the meaning given to the term “Required Lenders” in the Senior Facilities Agreement.

Majority Senior Secured Creditors means, at any time, those Senior Secured Creditors whose Senior Secured Credit Participations at that time aggregate more than 50% of the total Senior Secured Credit Participations at that time.

Multi-account Overdraft Facility means an Ancillary Facility which is an overdraft facility comprising more than one account.

Multi-account Overdraft Liabilities means Liabilities arising under any Multi-account Overdraft Facility.

New Intermediate Holdco has the meaning given to that term in the definition of “Group Refinancing Transactions” in the Original Senior Facilities Agreement.

Non-Credit Related Close-Out means a Permitted Hedge Close-Out described in any of paragraphs (a)(i), (a)(iii), (a)(v) or (a)(vi) of Clause 4.9 (Permitted Enforcement: Hedge Counterparties).

Non-ECP Debtor means any Debtor that is not an ECP Debtor.

Noteholders means the Senior Secured Noteholders, the Second Lien Noteholders or the High Yield Noteholders.

Notes Finance Documents means:

(a)	in respect of the Senior Secured Notes, the Senior Secured Notes Finance Documents;

(b)	in respect of the Second Lien Notes, the Second Lien Notes Finance Documents;

(c)	in respect of the High Yield Notes, the High Yield Notes Finance Documents; and

(d)	in respect of the Unsecured Notes, the High Yield Notes Finance Documents.

Notes Indenture means:

(a)	in respect of the Senior Secured Notes, the Senior Secured Notes Indenture;

(b)	in respect of the Second Lien Notes, the Second Lien Notes Indenture;

(c)	in respect of the High Yield Notes, the High Yield Notes Indenture; and

(d)	in respect of the Unsecured Notes, the High Yield Notes Indenture.

Notes Issuer means:

(a)	in respect of the Senior Secured Notes, each Senior Secured Notes Issuer;

(b)	in respect of the Second Lien Notes, the Second Lien Notes Issuer;

(c)	in respect of the High Yield Notes, each HY Issuer; and

(d)	in respect of the Unsecured Notes, each HY Issuer.

Notes Trustee means:

(a)	in respect of the Senior Secured Notes, each Senior Secured Notes Trustee;

(b)	in respect of the Second Lien Notes, the Second Lien Notes Trustee;

(c)	in respect of the High Yield Notes, each High Yield Notes Trustee; and

(d)	in respect of the Unsecured Notes, the Unsecured Notes Trustee.

Notes Trustee Amounts means the High Yield Notes Trustee Amounts, the Second Lien Notes Trustee Amounts and the Senior Secured Notes Trustee Amounts.

Original Senior Facilities Agreement has the meaning given to that term in the definition of “Senior Facilities Agreement”.

Other Liabilities means, in relation to a Debtor, a member of the Group, a Subsidiary of a Debtor, a Holding Company of a Debtor or a Subsidiary of such Holding Company or any Security Grantor, any trading and other liabilities (not being Borrowing Liabilities or Guarantee Liabilities) it may have to any Agent or any Arranger under the Debt Documents or to an Intra-Group Lender or a Debtor or Security Grantor.

Pari Passu Creditors means the lenders or other creditors in respect of any Pari Passu Debt and the Pari Passu Debt Representative(s).

Pari Passu Debt means the Liabilities (that are not subordinated in right of payment or security to any Senior Liabilities or Senior Secured Notes Liabilities) owed by any member of the Group or any Debtor which in each case must be a Senior Guarantor (if the Senior Discharge Date has not occurred) and a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred) in respect of any loan, credit or debt facility, notes, indenture or security:

(a)	which are permitted, under the terms of the Senior Secured Notes Finance Documents, any other Pari Passu Debt Documents, the Senior Finance Documents and the Second Lien Finance Documents, to share in the Transaction Security with the rights and obligations of Pari Passu Creditors as provided for in this Agreement;

(b)	which are designated as such by the Company by written notice to each Agent who is a Party at such time; and

(c)	in respect of which the Pari Passu Creditors (or an agent or a trustee on their behalf) have acceded to this Agreement in accordance with Clause 22.6 (New Pari Passu Creditors and Pari Passu Debt Representatives),

(excluding, for the avoidance of doubt, the Senior Liabilities, the Senior Secured Notes Liabilities and the Hedging Liabilities).

Pari Passu Debt Acceleration Event means:

(a)	the Pari Passu Debt Representative in relation to any Pari Passu Debt (or any of the other Pari Passu Creditors) exercising any rights to accelerate amounts outstanding under the Pari Passu Debt pursuant to any Pari Passu Debt Documents such that such amounts become immediately due and payable; or

(b)	any Pari Passu Debt becoming due and payable by operation of any automatic acceleration provisions in any Pari Passu Debt Document.

Pari Passu Debt Default means a Pari Passu Debt Event of Default or any event or circumstances which would (with the expiry of a grace period, the giving of notice, the making of any determination provided for in the relevant definition of such Pari Passu Debt Event of Default or any combination of the foregoing) be a Pari Passu Debt Event of Default; provided that any such event or circumstance which under the terms of the relevant Pari Passu Debt Documents requires any determination as to materiality before it becomes a Pari Passu Debt Event of Default shall not be a Pari Passu Debt Default until such determination is made in accordance with the terms of the relevant Pari Passu Debt Documents.

Pari Passu Debt Discharge Date means the first date on which all Pari Passu Debt has been fully and finally discharged in cash to the satisfaction of the relevant Pari Passu Debt Representative (acting reasonably) in relation to any Pari Passu Debt, whether or not as the result of an enforcement, and the Pari Passu Creditors are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

Pari Passu Debt Documents means each document or instrument entered into between any members of the Group or Debtor and a Pari Passu Creditor setting out the terms of any loan, credit or debt facility, notes, indenture, guarantee or security which creates or evidences any Pari Passu Debt (but excluding, for the avoidance of doubt, any Hedging Agreements).

Pari Passu Debt Event of Default means an event of default under (and as defined in) any Pari Passu Debt Document.

Pari Passu Debt Guarantors means each member of Group or any Debtor that is a guarantor of Pari Passu Debt in accordance with a Pari Passu Debt Document and which must be a Senior Guarantor (if the Senior Discharge Date has not occurred) and a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred).

Pari Passu Debt Liabilities means the Liabilities owed by any Debtors to the Pari Passu Creditors under the Pari Passu Debt Documents (for the avoidance of doubt excluding any Hedging Liabilities).

Pari Passu Debt Payment Default means a Pari Passu Debt Default arising by reason of any non-payment under a Pari Passu Debt Document other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

Pari Passu Debt Representative means any entity acting as trustee or creditor representative for the Pari Passu Creditors under any Pari Passu Debt Document and which accedes to this Agreement pursuant to Clause 22.6 (New Pari Passu Creditors and Pari Passu Debt Representatives).

Pari Passu Debt Representative Amounts means fees and expenses owed by, and amounts owed by and/or payable by the Debtors to each Pari Passu Debt Representative under the Pari Passu Debt Documents including:

(a)	any amounts payable to a Pari Passu Debt Representative personally by way of indemnity and/or remuneration pursuant to a Pari Passu Debt Document (including guarantees of such amounts contained therein) or any other document entered into in connection with the incurrence of Pari Passu Debt;

(b)	compensation for and the fees and expenses of the collection by any Pari Passu Debt Representative of any amount payable to such Pari Passu Debt Representative for the benefit of the other Pari Passu Creditors;

(c)	the costs of any actual or attempted Enforcement Action and any action permitted under paragraph (e)(i) of the exception to the definition of Enforcement Action (in each case, including the fees and expenses of the Pari Passu Debt Representative’s agents and counsel); and

(d)	amounts to be payable to any paying agent, registrar or any agent, custodian or other person appointed in accordance with the Pari Passu Debt Documents by any Pari Passu Debt Representative in relation to the Pari Passu Debt and any VAT payable on such amount, provided that, for the avoidance of doubt, Pari Passu Debt Representative Amounts shall not include (i) any amount of principal or interest payable in respect of any Pari Passu Debt Document or (ii) costs of bringing any claims, suit or proceeding against any Senior Secured Creditor, Senior Arranger or other Agents.

Party means a party to this Agreement.

Payment means, in respect of any Liabilities (or any other liabilities or obligations), a payment, prepayment, repayment, redemption, purchase, defeasance or discharge of those Liabilities (or other liabilities or obligations).

Payment Netting means:

(a)	in respect of a Hedging Agreement or a Hedging Ancillary Document based on an ISDA Master Agreement, netting under section 2(c) of the relevant ISDA Master Agreement, as amended by the relevant schedule; and

(b)	in respect of a Hedging Agreement or a Hedging Ancillary Document not based on an ISDA Master Agreement, netting pursuant to any provision of that Hedging Agreement or a Hedging Ancillary Document which has a similar effect to the provision referenced in paragraph (a) above.

Permitted Affiliate Parent has the meaning given to the term “Permitted Affiliate Parent” in the Senior Facilities Agreement.

Permitted Gross Amount means, in relation to a Multi-account Overdraft Facility, any amount, not exceeding the Designated Gross Amount, which is the aggregate gross debit balance of overdrafts comprised in that Multi-account Overdraft Facility.

Permitted Hedge Close-Out means, in relation to a hedging transaction under a Hedging Agreement, a termination or close-out of that hedging transaction which is permitted pursuant to Clause 4.9 (Permitted Enforcement: Hedge Counterparties).
Permitted Hedge Payments means the Payments permitted by Clause 4.3 (Permitted Payments: Hedging Liabilities).

Permitted High Yield Payment means the Payments permitted by Clause 8.3 (Permitted High Yield Payments).

Permitted Intra-Group Payments means the Payments permitted by Clause 11.2 (Permitted Payments: Intra-Group Liabilities).

Permitted Payment means a Permitted Hedge Payment, a Permitted Intra-Group Payment, a Permitted High Yield Payment, a Permitted Subordinated Creditor Payment, a Permitted Second Lien Payment or a Permitted Senior Secured Creditor Payment.

Permitted Second Lien Payments means the Payments permitted by Clause 7.3 (Permitted Payments: Second Lien Liabilities).

Permitted Senior Secured Creditor Payment means the Payments permitted by Clause 3.1 (Payments of Senior Secured Creditor Liabilities).

Permitted Subordinated Creditor Payments means the Payments permitted by Clause 10.2 (Permitted Subordinated Creditor Payments).

Pre-Effective Date Security Documents means, to the extent entered into prior to the Effective Date, each Collateral Document (as defined in the Original Senior Facilities Agreement).

Primary Creditors means:

(a)	the Senior Secured Creditors;

(b)	the Second Lien Creditors;

(c)	the High Yield Creditors; and

(d)	the Unsecured Creditors.

Proceeds Loan means any loan whereby (a) the proceeds of an issue of any High Yield Notes are lent by a HY Issuer or (b) the proceeds of a borrowing under any High Yield Facility are lent by a HY Borrower, in each case to any member of the Group where such HY Issuer or HY Borrower is not a member of the Group.

Proceeds Loan Agreement means each agreement between a HY Issuer or a HY Borrower (in each case, to the extent such HY Issuer or HY Borrower is not a member of the Group) and any member of the Group evidencing the terms of a Proceeds Loan.

Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

Relevant Ancillary Lender means, in respect of any SFA Cash Cover, the Ancillary Facility Lender (if any) for which that SFA Cash Cover is provided.

Relevant Issuing Bank means, in respect of any SFA Cash Cover, the Issuing Bank (if any) for which that SFA Cash Cover is provided.

Relevant Liabilities means:

(a)	in the case of a Creditor:

(i)	the Arranger Liabilities owed to an Arranger ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor;

(ii)	the Liabilities owed to Creditors ranking (in accordance with the terms of this Agreement) pari passu with or in priority to that Creditor together with all Agent Liabilities owed to the Agent of those Creditors; and

(iii)	all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent; and

(b)	in the case of a Debtor, the Liabilities owed to the Creditors together with the Agent Liabilities owed to the Agent of those Creditors, the Arranger Liabilities and all present and future liabilities and obligations, actual and contingent, of the Debtors to the Security Agent.

Responsible Officer means any officer within the corporate trust and securities services department (however described) of any Notes Trustee, including any director, associate director, vice president, assistant vice president, assistant treasurer, trust officer or any other officer of such Notes Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement and any Senior Secured Notes Indenture, Second Lien Notes Indenture or High Yield Notes Indenture (as applicable) to which that Notes Trustee is a party.

Retiring Security Agent has the meaning given to that term in Clause 21 (Change of Security Agent).

Revolving Credit Loans has the meaning given to that term in the Senior Facilities Agreement.

Revolving Facility means the revolving facility pursuant to which the Revolving Credit Loans are borrowed by the Group.

Second Lien Acceleration Event means:

(a)	the Second Lien Agent exercising any of its rights under the equivalent provisions of the Second Lien Facilities Agreement to paragraphs (a), (b), (c) or (d) of Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(b)	any Second Lien Lender Liabilities becoming due and payable by operation of the equivalent provisions of the Second Lien Facilities Agreement to the proviso to Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(c)	the Second Lien Notes Trustee (or any of the Second Lien Noteholders) exercising any of their rights to accelerate amounts outstanding under the Second Lien Notes pursuant to any Second Lien Notes Indenture; or

(d)	any Second Lien Liabilities becoming due and payable by operation of any automatic acceleration provisions in any Second Lien Finance Documents.

Second Lien Agent means each Agent under and as defined in a Second Lien Facilities Agreement which accedes to this Agreement pursuant to Clause 22.13 (Creditor Accession Undertaking).

Second Lien Agent Liabilities means the Agent Liabilities owed by the Debtors to the Second Lien Agent under or in connection with the Second Lien Loan Finance Documents.

Second Lien Arranger means any arranger (or any similar or equivalent term) under a Second Lien Facilities Agreement.

Second Lien Borrower has the meaning given to the term “Borrower” in any Second Lien Facilities Agreement provided that it is an entity which:

(a)	is a member of the Group:

(b)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(c)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred);

(d)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred);

(e)	functions as a holding company only; and

(f)	has acceded to this Agreement as a Second Lien Borrower (both as a Debtor and, if required and to the extent not already a Party in such capacity, as an Intra-Group Lender or a Subordinated Creditor or Security Grantor),

provided that, if such entity has any subsidiaries, at least one such subsidiary is:

(i)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(ii)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred); and

(iii)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred).

Second Lien Commitment has the meaning give to the term “Commitment” (or equivalent) in any Second Lien Facilities Agreement.

Second Lien Creditor means:

(a)	the Second Lien Lenders and the Second Lien Agent;

(b)	the Second Lien Noteholders and each Second Lien Notes Trustee; and

(c)	(in its capacity as creditor of the Security Agent Claim corresponding to the Second Lien Liabilities) the Security Agent.

Second Lien Credit Participation means:

(a)	in relation to a Second Lien Lender, its aggregate (drawn and undrawn) Second Lien Commitment; and

(b)	in relation to a Second Lien Noteholder, the principal amount of outstanding Second Lien Notes held by that Second Lien Noteholder.

Second Lien Creditor Liabilities Transfer means a transfer of the Senior Lender Liabilities, the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities to the Second Lien Creditors (or any of them) as described in Clause 7.7 (Option to Purchase: Second Lien Creditors).

Second Lien Default means

(a)	prior to the Second Lien Loan Discharge Date, a “Default” (or equivalent) under and as defined in any Second Lien Facilities Agreement; and

(b)	prior to the Second Lien Notes Discharge Date, a “Default” (or equivalent) under and as defined in any Second Lien Notes Indenture.

Second Lien Discharge Date means the later of the Second Lien Loan Discharge Date and the Second Lien Notes Discharge Date.

Second Lien Enforcement Notice has the meaning given to that term in Clause 7.6 (Permitted enforcement: Second Lien Creditors).

Second Lien Event of Default means:

(a)	prior to the Second Lien Loan Discharge Date, an “Event of Default” (or equivalent) under and as defined in any Second Lien Facilities Agreement; and

(b)	prior to the Second Lien Notes Discharge Date, an event of default under the relevant Second Lien Notes Indenture.

Second Lien Facilities has the meaning given to the term “Facility” (or equivalent) under and as defined in any Second Lien Facilities Agreement.

Second Lien Facilities Agreement means any facilities agreement or agreements under which a second lien facility or second lien facilities (and no other facilities) are made available to a Second Lien Borrower which:

(a)	does not breach the terms of the Senior Facilities Agreement(s), the Senior Secured Notes Finance Documents the Pari Passu Debt Documents, any other Second Lien Finance Documents and this Agreement; and

(b)	is designated as such by the Company by written notice to each Agent who is a party to this Agreement at such time.

Second Lien Finance Documents means the Second Lien Loan Finance Documents and the Second Lien Notes Finance Documents

Second Lien Finance Parties means the Second Lien Loan Finance Parties and the Second Lien Notes Finance Parties.

Second Lien Finance Party Transaction Security Documents has the meaning given to the term “Transaction Security Documents” (or equivalent) under and as defined in any Second Lien Facilities Agreement and/or any Second Lien Notes Indenture.

Second Lien Guarantees has the meaning given to the term “Guarantees” (or equivalent) under and as defined in any Second Lien Facilities Agreement and/or any Second Lien Notes Indenture.

Second Lien Guarantors means the “Guarantors” (or equivalent) under and as defined in any Second Lien Facilities Agreement and each member of the Group or any Debtor that is a guarantor of the Second Lien Notes in accordance with a Second Lien Notes Indenture.

Second Lien Lenders has the meaning given to the term “Lender” (or equivalent) under and as defined in any Second Lien Facilities Agreement.

Second Lien Liabilities means the Second Lien Notes Liabilities and the Second Lien Loan Liabilities.

Second Lien Loan has the meaning given to the term “Loan” (or equivalent) under and as defined in any Second Lien Facilities Agreement.

Second Lien Loan Discharge Date means the first date on which all Second Lien Loan Liabilities have been fully and finally discharged to the satisfaction of the Second Lien Agent (acting reasonably), whether or not as a result of an enforcement, and the Second Lien Lenders are under no further obligation to provide financial accommodation to any of the Debtors under the Second Lien Loan Finance Documents.

Second Lien Loan Finance Documents has the meaning given to the term “Finance Documents” (or equivalent) under and as defined in any Second Lien Facilities Agreement.

Second Lien Loan Finance Parties has the meaning given to the term “Finance Party” (or equivalent) in any Second Lien Facilities Agreement.

Second Lien Loan Liabilities means the Liabilities owed by the Debtors to the Second Lien Loan Finance Parties under or in connection with the Second Lien Loan Finance Documents.

Second Lien Loan Outstandings means the principal amount of outstanding Second Lien Loans.

Second Lien Major Terms means the terms set out in Schedule 4 (Second Lien Major Terms).

Second Lien Noteholders means the registered holders, from time to time, of the Second Lien Notes, as determined in accordance with the relevant Second Lien Notes Indenture.

Second Lien Notes means any notes, exchange notes, debt securities or other debt instruments which may be issued by the Second Lien Notes Issuer that:

(a)	are issued in accordance with Clause 7.1 (Entry into Second Lien Finance Documents);

(b)	are subject to terms that (i) comply with the terms of the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, any other Second Lien Finance Documents and this Agreement and (ii) are not inconsistent in any material respect with the Second Lien Major Terms; and

(c)	are designated as such by the Company by written notice to each Agent who is a Party at such time,

provided that the entity acting as trustee or representative in respect of such notes or instruments at any time has acceded to this Agreement as a Second Lien Notes Trustee pursuant to Clause 22.16 (Accession of Second Lien Notes Trustee).

Second Lien Notes Creditors means the Second Lien Noteholders, each Second Lien Notes Trustee and (in its capacity as creditor of the Security Agent Claim corresponding to the Second Lien Notes Liabilities) the Security Agent.

Second Lien Notes Discharge Date means the first date on which all Second Lien Notes Liabilities have been fully and finally discharged to the satisfaction of each Second Lien Notes Trustee (acting reasonably).

Second Lien Notes Finance Documents means the Second Lien Notes, each Second Lien Notes Indenture, the Second Lien Guarantees in respect of the Second Lien Notes, this Agreement, the relevant Second Lien Finance Party Transaction Security Documents and any other document entered into in connection with the Second Lien Notes (which for the avoidance of doubt excludes any document to the extent it sets out rights of the initial purchasers of the Second Lien Notes (in their capacities as initial purchasers) against any member of the Group) and designated a Second Lien Notes Finance Document by the Company and a Second Lien Notes Trustee.

Second Lien Notes Finance Parties means any Second Lien Notes Trustee (on behalf of itself and the Second Lien Noteholders which it represents) and the Security Agent.

Second Lien Notes Indenture means any indenture or other debt instrument under which any Second Lien Notes (and no other notes) are issued by a Debtor.

Second Lien Notes Issue Date means, in respect of each Second Lien Notes Indenture, the first date on which a Second Lien Note is issued pursuant to that Second Lien Notes Indenture.

Second Lien Notes Issuer means any entity which is the issuer of any Second Lien Notes, and which:

(a)	is a member of the Group:

(b)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(c)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred);

(d)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred);

(e)	functions as a holding company only; and

(f)	has acceded to this Agreement as a Second Lien Notes Issuer (both as a Debtor and, if required and to the extent not already a Party in such capacity, as an Intra-Group Lender or a Subordinated Creditor or Security Grantor),

provided that, if such entity has any subsidiaries, at least one such subsidiary is:

(i)	is a Senior Guarantor (if the Senior Discharge Date has not occurred);

(ii)	is an issuer of Pari Passu Debt or a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred); and

(iii)	is a Senior Secured Notes Issuer or a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred).

Second Lien Notes Liabilities means the Liabilities owed by the Debtors to any Second Lien Notes Finance Party or Second Lien Noteholder under or in connection with the Second Lien Notes Finance Documents provided, however, that the definition of “Second Lien Notes Liabilities” shall not include the Second Lien Notes Trustee Amounts.

Second Lien Notes Outstandings means the principal amount of outstanding Second Lien Notes held by the Second Lien Noteholders.

Second Lien Notes Trustee means any entity acting as a trustee or representative under any issue of Second Lien Notes and which accedes to this Agreement pursuant Clause 22.16 (Accession of Second Lien Notes Trustee).

Second Lien Notes Trustee Amounts means, in relation to a Second Lien Notes Trustee, amounts payable to that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof under the Second Lien Notes Finance Documents, any provisions (including indemnity provisions) for costs and expenses in favour of that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in the Second Lien Notes Finance Documents, all compensation for services provided by that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the Second Lien Notes Finance Documents and all out-of-pocket costs and expenses properly incurred by that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of Second Lien Notes Finance Documents, including, without limitation (a) compensation for the costs and expenses of the collection by that Second Lien Notes Trustee of any amount payable to that Second Lien Notes Trustee for the benefit of the Second Lien Noteholders, and (b) costs and expenses of that Second Lien Notes Trustee’s advisers, receivers, delegates, attorneys, agents or appointees (but excluding (i) any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by that Second Lien Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of that Second Lien Notes Trustee against any of the Senior Finance Parties; and (ii) any payment made directly or indirectly on or in respect of any amounts owing under any Second Lien Notes (including principal, interest, premium or any other amounts to any of the Second Lien Noteholders)) including VAT where applicable.

Second Lien Outstandings means the Second Lien Loan Outstandings and the Second Lien Notes Outstandings.

Second Lien Payment Default means any non-payment Second Lien Event of Default under any Second Lien Finance Document other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

Second Lien Refinancing Loans means loans made to any Debtor or any member of the Group under the terms of any facilities agreement or agreements pursuant to which credit facilities are made available for the refinancing or replacement in whole or in part of Second Lien Liabilities.

Second Lien Representative means each Second Lien Agent and each Second Lien Notes Trustee.

Second Lien Standstill Period has the meaning given to that term in Clause 7.6 (Permitted enforcement: Second Lien Creditors).

Secured Debt Documents means the Senior Finance Documents, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents and the Hedging Agreements.

Secured Obligations:

(a)	has, in the case of a Pre-Effective Date Security Document, the meaning given to the term “Secured Obligations” in that Pre-Effective Date Security Document; or

(b)	in all other cases, means all the Liabilities and all other present and future obligations at any time due, owing or incurred by any member of the Group and by each Debtor to any Secured Party under the Secured Debt Documents, both actual and contingent and whether incurred solely or jointly and as principal or surety or in any other capacity.

Secured Parties means the Security Agent, any Receiver or Delegate and each of the Agents, the Arrangers and the Senior Secured Parties from time to time but, in the case of each Agent, Arranger or Senior Secured Party, only if it is a party to this Agreement or (in the case of an Agent or a Senior Secured Party) has acceded to this Agreement, in the appropriate capacity, pursuant to Clause 22.13 (Creditor Accession Undertaking).

Security means any assignment, mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

Security Agent Claims has the meaning given to that term in Clause 20.3 (Parallel Debt (Covenant to pay the Security Agent)).

Security Agent’s Spot Rate of Exchange means, in respect of the conversion of one currency (the First Currency) into another currency (the Second Currency) the Security Agent’s spot rate of exchange for the purchase of the Second Currency with the First Currency in the London foreign exchange market at or about 11.00 a.m. (London time) on a particular day, which shall be notified by the Security Agent in accordance with paragraph (d) of Clause 20.8 (Security Agent’s obligations).

Security Documents means:

(a)	each of the Transaction Security Documents;

(b)	any other document entered into at any time by any of the Debtors or Security Grantors creating any guarantee, indemnity, Security or other assurance against financial loss in favour of any of the Secured Parties as security for any of the Secured Obligations; and

(c)	any Security granted under any covenant for further assurance in any of the documents set out in paragraphs (a) to (b) above.

Security Grantor means any person that is not a Debtor but is the grantor of Transaction Security over any of its assets or the grantor of any guarantee, indemnity or other assurance against loss, in each case in respect of the obligations of any of the Debtors under any of the Debt Documents and which becomes a Party as a Security Grantor in accordance with the terms of Clause 22 (Changes to the Parties).

Security Property means:

(a)	the Transaction Security expressed to be granted in favour of the Security Agent as agent or trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 20 (The Security Agent)) for the benefit of any of the Secured Parties and all proceeds of that Transaction Security;

(b)	all obligations expressed to be undertaken by a Debtor or a Security Grantor to pay amounts in respect of the Liabilities to the Security Agent as agent or trustee for the Secured Parties (or pursuant to any joint and several creditorship or parallel debt provisions set out in Clause 20 (The Security Agent)) and secured by the Transaction Security together with all representations and warranties expressed to be given by a Debtor or a Security Grantor in favour of the Security Agent as agent or trustee for (or otherwise for the benefit of) the Secured Parties;

(c)	the Security Agent’s interest in any trust fund created pursuant to Clause 13 (Turnover of Receipts); and

(d)	any other amounts or property, whether rights, entitlements, choses in action or otherwise, actual or contingent, which the Security Agent is required by the terms of the Debt Documents to hold as trustee on trust for (or otherwise for the benefit of) the Secured Parties.

Senior Acceleration Event means:

(a)	the Senior Agent exercising any of its rights under paragraphs (a), (b), (c) or (d) of Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement; or

(b)	any Senior Lender Liabilities becoming due and payable by operation of the proviso to Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement.

Senior Agent means the Effective Date Senior Agent and/or any other Facility Agent under and as defined in the Senior Facilities Agreement.

Senior Agent Liabilities means the Agent Liabilities owed by the Debtors to the Senior Agent under or in connection with the Senior Finance Documents.

Senior Arranger means any Arranger under and as defined in the Senior Facilities Agreement.

Senior Arranger Liabilities means the Arranger Liabilities owed by the Debtors to any Senior Arranger under or in connection with the Senior Finance Documents.

Senior Borrower has the meaning given to the term “Borrower” in the Senior Facilities Agreement.

Senior Commitment has the meaning given to the term “Commitment” in the Senior Facilities Agreement.

Senior Credit Participation means, in relation to a Senior Creditor, the aggregate of:

(a)	its aggregate (drawn and undrawn) Senior Commitments, if any;

(b)	in respect of any hedging transaction of that Senior Creditor under any Hedging Agreement that has, as of the date the calculation is made, been terminated or closed out in accordance with the terms of this Agreement, the amount, if any, payable to it under any Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (and before taking into account any interest accrued on that amount since the date of termination or close-out) to the extent that amount is unpaid (that amount to be certified by the relevant Senior Creditor and as calculated in accordance with the relevant Hedging Agreement); and

(c)	in respect of any hedging transaction of that Senior Creditor under any Hedging Agreement that has, as of the date the calculation is made, not been terminated or closed out:

(i)	if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(ii)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Senior Creditor and as calculated in accordance with the relevant Hedging Agreement.

Senior Creditors means the Senior Lenders and the Hedge Counterparties.

Senior Default means a Default under (and as defined in) the Senior Facilities Agreement.

Senior Discharge Date means the first date on which all Senior Liabilities have been fully and finally discharged to the satisfaction of the Senior Agent (in the case of the Senior Lender Liabilities) and each Hedge Counterparty (in the case of its Hedging Liabilities) (each acting reasonably), whether or not as the result of an enforcement, and the Senior Creditors (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents.

Senior Event of Default means an Event of Default under (and as defined in) the Senior Facilities Agreement.

Senior Facilities Agreement means the senior facilities agreement made between, amongst others, the Initial Company, Sable International Finance Limited, the Effective Date Senior Agent, the Security Agent and others and originally dated May 16, 2016 (as amended and/or as amended and restated from time to time) (the Original Senior Facilities Agreement); provided that any reference herein to “Senior Facilities Agreement” includes any facilities agreement or agreements under which facilities are made available for the refinancing (or any successive refinancing thereafter) of amounts or commitments outstanding under the Original Senior Facilities Agreement (or any facilities agreement(s) that refinances (in full or in part) the Original Senior Facilities Agreement) and which:

(a)	does not breach the terms of the other Senior Facilities Agreement(s), the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents and this Agreement; and

(b)	is designated as such by the Company by written notice to each Agent who is a party to this Agreement at such time.

Senior Facility has the meaning given to the term “Facility” in the Senior Facilities Agreement.

Senior Finance Documents has the meaning given to the term “Loan Documents” in the Senior Facilities Agreement.

Senior Finance Parties has the meaning given to the term “Finance Parties” in the Senior Facilities Agreement.

Senior Guarantor has the meaning given to the term “Guarantor” in the Senior Facilities Agreement.

Senior Lender Cash Collateral means any cash collateral provided by a Senior Lender to an Issuing Bank in respect of credit exposure of that Issuing Bank to that Senior Lender under a Letter of Credit.

Senior Lender Discharge Date means the first date on which all Senior Lender Liabilities have been fully and finally discharged to the satisfaction of the Senior Agent (acting reasonably), whether or not as the result of an enforcement, and the Senior Lenders (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under any of the Senior Finance Documents.

Senior Lender Liabilities means the Liabilities owed by the Debtors to the Senior Lenders under the Senior Finance Documents.

Senior Lender Liabilities Transfer means a transfer of the Senior Lender Liabilities to the Senior Secured Notes Creditors and/or Pari Passu Creditors (as applicable) described in Clause 3.8 (Option to purchase: Senior Secured Notes Creditors and Pari Passu Creditors).

Senior Lenders means each Lender (as defined in the Senior Facilities Agreement) including, without limitation, each Issuing Bank and Ancillary Facility Lender.

Senior Liabilities means the Senior Lender Liabilities and the Hedging Liabilities.

Senior Payment Default means an Event of Default under paragraph (a) of section 8.01 (Non-Payment) of the Senior Facilities Agreement other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

Senior Refinancing Loans means loans made to any Debtor or any member of the Group under the terms of any facilities agreement or agreements pursuant to which credit facilities are made available for the refinancing or replacement in whole or in part of Senior Lender Liabilities.

Senior Secured Credit Participation means:

(a)	in relation to a Senior Creditor, its Senior Credit Participation;

(b)	in relation to a Pari Passu Creditor, its aggregate (drawn and undrawn) commitments or the principal amount outstanding (as applicable) under the relevant Pari Passu Debt Document, if any; and

(c)	in relation to a Senior Secured Noteholder, the principal amount of outstanding Senior Secured Notes held by that Senior Secured Noteholder.

Senior Secured Creditor Liabilities means the Senior Lender Liabilities, the Pari Passu Debt Liabilities and the Senior Secured Notes Liabilities.

Senior Secured Creditor Liabilities Transfer means a transfer of the Senior Lender Liabilities, the Pari Passu Debt Liabilities and the Senior Secured Notes Liabilities to the High Yield Creditors as described in Clause 8.15 (Option to purchase: High Yield Creditors).

Senior Secured Creditors means the Senior Secured Notes Creditors, the Pari Passu Creditors and the Senior Creditors.

Senior Secured Creditor Transaction Security Documents:

(a)	(prior to the Senior Discharge Date) has the meaning given to the term “Collateral Documents” in the Senior Facilities Agreement; and

(b)	(following the Senior Discharge Date) means any Security Document entered into at any time by any of the Debtors or Security Grantors as security for any of the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities.

Senior Secured Discharge Date means the first date on which all Senior Secured Liabilities have been fully and finally discharged to the satisfaction of each Senior Secured Notes Representative (in the case of the Senior Secured Notes Liabilities), Senior Agent (in the case of the Senior Lender Liabilities), each Pari Passu Debt Representative (in the case of the Pari Passu Debt Liabilities) and each Hedge Counterparty (in the case of the Hedging Liabilities) (each acting reasonably), whether or not as the result of an enforcement, and the Senior Secured Creditors are under no further obligation to provide financial accommodation to any of the Debtors under any of the Debt Documents.

Senior Secured Event of Default means a Senior Event of Default, a Pari Passu Debt Event of Default or a Senior Secured Notes Event of Default.

Senior Secured Liabilities means the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities and the Senior Liabilities.

Senior Secured Noteholders means the registered holders, from time to time, of the Senior Secured Notes, as determined in accordance with the relevant Senior Secured Notes Indenture.

Senior Secured Notes means High Yield notes, exchange notes, debt securities or other debt instruments that may be issued by a Senior Secured Notes Issuer that:

(a)	are issued in accordance with, and are subject to terms that comply with, the terms of the Senior Facilities Agreement, any other Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents and this Agreement; and

(b)	are designated as such by the Company by written notice to each Agent who is a Party at such time;

provided that the entity acting as trustee or representative in respect of such notes, securities or instruments has acceded to this Agreement as a Senior Secured Notes Trustee pursuant to Clause 22.17 (Accession of Senior Secured Notes Trustee).

Senior Secured Notes Acceleration Event means:

(a)	the Senior Secured Notes Trustee (or any of the Senior Secured Noteholders) exercising any rights to accelerate amounts outstanding under the Senior Secured Notes pursuant to any Senior Secured Notes Indenture; or

(b)	any Senior Secured Notes Liabilities becoming due and payable by operation of any automatic acceleration provisions in any Senior Secured Notes Finance Document.

Senior Secured Notes Creditors means the Senior Secured Noteholders, each Senior Secured Notes Trustee and (in its capacity as creditor of the Security Agent Claims corresponding to the Senior Secured Notes Liabilities) the Security Agent.

Senior Secured Notes Default means a Senior Secured Notes Event of Default or any event or circumstances which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Senior Secured Notes Finance Documents or any combination of the foregoing) be a Senior Secured Notes Event of Default, provided that any such event or circumstance which under the terms of the relevant Senior Secured Notes Finance Documents requires any determination as to materiality before it becomes a Senior Secured Notes Event of Default shall not be a Senior Secured Notes Default until such determination is made in accordance with the terms of the relevant Senior Secured Notes Finance Documents).

Senior Secured Notes Discharge Date means the first date on which all Senior Secured Notes Liabilities have been fully and finally discharged to the satisfaction of each Senior Secured Notes Representative (acting reasonably).

Senior Secured Notes Event of Default means an event of default under the relevant Senior Secured Notes Indenture.

Senior Secured Notes Finance Documents means the Senior Secured Notes, each Senior Secured Notes Indenture, the Senior Secured Notes Guarantees in respect of the Senior Secured Notes, this Agreement, the Senior Secured Creditor Transaction Security Documents and any other document entered into in connection with the Senior Secured Notes (which for the avoidance of doubt excludes any document to the extent it sets out rights of the initial purchasers of the Senior Secured Notes (in their capacities as initial purchasers) against any member of the Group) and designated a Senior Secured Notes Finance Document by the Company and a Senior Secured Notes Trustee.

Senior Secured Notes Finance Parties means any Senior Secured Notes Trustee (on behalf of itself and the Senior Secured Noteholders that it represents) and the Security Agent.

Senior Secured Notes Guarantee means each guarantee granted by a Senior Secured Notes Guarantor in favour of any Senior Secured Notes Creditor contained in any Senior Secured Notes Finance Document.

Senior Secured Notes Guarantors means each member of Group or any Debtor that is a guarantor of Senior Secured Notes in accordance with a Senior Secured Notes Indenture and which must be a Senior Guarantor (if the Senior Discharge Date has not occurred) and a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred).

Senior Secured Notes Indenture means the indenture or indentures pursuant to which any Senior Secured Notes are issued.

Senior Secured Notes Issue Date means, in respect of each Senior Secured Notes Indenture, the first date on which a Senior Secured Note is issued pursuant to that Senior Secured Notes Indenture.

Senior Secured Notes Issuer means Sable International Finance Limited, any Senior Borrower, any Permitted Affiliate Parent (as defined in the Senior Facilities Agreement), or any other member of the Group which is permitted or not prohibited under the terms of the Senior Finance Documents, the Senior Secured Notes Finance Documents and the Pari Passu Debt Documents to issue Senior Secured Notes, in each case to the extent any such entity is the issuer of any Senior Secured Notes and which must be a Senior Guarantor (if the Senior Discharge Date has not occurred) and a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred).

Senior Secured Notes Liabilities means all Liabilities owed by the Debtors to any Senior Secured Notes Finance Party or Senior Secured Noteholder under or in connection with the Senior Secured Notes or the Senior Secured Notes Finance Documents (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise) provided, however, that the definition of “Senior Secured Notes Liabilities” shall not include the Senior Secured Notes Trustee Amounts.

Senior Secured Notes Representative means each Senior Secured Notes Trustee in respect of any Senior Secured Notes that are outstanding.

Senior Secured Notes Trustee means any entity acting as a trustee or representative under any issue of Senior Secured Notes and which accedes to this Agreement pursuant to Clause 22.17 (Accession of Senior Secured Notes Trustee).

Senior Secured Notes Trustee Amounts means, in relation to a Senior Secured Notes Trustee, amounts payable to that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof under the Senior Secured Notes Finance Documents, any provisions (including indemnity provisions) for costs and expenses in favour of that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof contained in Senior Secured Notes Finance Documents, all compensation for services provided by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof which is payable to that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof pursuant to the terms of the Senior Secured Notes Finance Documents and all out-of-pocket costs and expenses properly incurred by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee thereof in carrying out its duties or performing any service pursuant to the terms of Senior Secured Notes Finance Documents, including, without limitation (a) compensation for the costs and expenses of the collection by that Senior Secured Notes Trustee of any amount payable to that Senior Secured Notes Trustee for the benefit of the Senior Secured Noteholders, and (b) costs and expenses of that Senior Secured Notes Trustee’s advisers, receivers, delegates, attorneys, agents or appointees (but excluding (i) any payment in relation to any unpaid costs and expenses incurred in respect of any litigation initiated by that Senior Secured Notes Trustee or any adviser, receiver, delegate, attorney, agent or appointee on behalf of that Senior Secured Notes Trustee against any of the Senior Creditors or their Agents; and (ii) any payment made directly or indirectly on or in respect of any amounts owing under any Senior Secured Notes (including principal, interest, premium or any other amounts to any of the Senior Secured Noteholders)) including VAT where applicable.

Senior Secured Parties means the Senior Secured Creditors plus the Second Lien Finance Parties.

Senior Secured Payment Default means:

(a)	Senior Payment Default;

(b)	Pari Passu Debt Payment Default; or

(c)	any Senior Secured Notes Event of Default arising by reason of any non-payment under a Senior Secured Notes Finance Document other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

SFA Cash Cover means a Debtor, in respect of a Letter of Credit or Ancillary Facility to be issued or provided under the Senior Facilities Agreement or a Pari Passu Debt Document (as applicable), paying an amount in the currency of that Letter of Credit (or, as the case may be, Ancillary Facility) to an account in the name of that Debtor and the following conditions being met:

(a)	the account is with the relevant Issuing Bank or Ancillary Facility Lender for which that cash cover is to be provided;

(b)	until no amount is or may be outstanding under that Letter of Credit or Ancillary Facility, withdrawals from the account may only be made to pay the relevant Senior Lender or Pari Passu Creditor (as applicable) amounts due and payable to it in respect of that Letter of Credit or Ancillary Facility; and

(c)	the Debtor has executed a security document over that account creating a first ranking security interest over that account.

SFA Cash Cover Document means, in relation to any SFA Cash Cover, any Senior Finance Document or Pari Passu Debt Document (as applicable) which creates or evidences, or is expressed to create or evidence, the Security required to be provided over that SFA Cash Cover by paragraph (c) of the definition of SFA Cash Cover.

Subordinated Creditors means each Effective Date Subordinated Creditor and each party that enters into a Creditor Accession Undertaking as a Subordinated Creditor (as defined in that Creditor Accession Undertaking) in accordance with Clause 22.2 (Change of Subordinated Creditor).

Subordinated Creditor Document means any agreement providing for a loan by a Subordinated Creditor to any member of the Group (including without limitation any Proceeds Loan Agreement) and any other document or agreement providing for the payment of any amount by any member of the Group to a Subordinated Creditor.

Subordinated Liabilities means (a) all money and Liabilities now or in future due or owing to a Subordinated Creditor by any member of the Group under a Subordinated Creditor Document and (b) any liability of the Company in respect of declared dividends.

Subsidiary of a person means any company or entity directly or indirectly controlled by such person, for which purpose control means ownership of more than 50 per cent. of the economic and/or voting share capital (or equivalent right of ownership of such company or entity).

Supplemental Deed means the supplemental deed relating to this Agreement dated [●] between, among others, the Company, the Senior Agent and the Security Agent.

Swap Obligation means, with respect to any Debtor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

TARGET2 means the Trans European Automated Real time Gross Settlement Express Transfer payment system which utilise a single shared platform and which was launched on 19 November 2007.

TARGET Day means any day on which TARGET2 is open for the settlement of payments in euro.

Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

Total Assets has the meaning given to it in the Senior Facilities Agreement.

Transaction Security means the Security created or evidenced or expressed to be created or evidenced under or pursuant to the Transaction Security Documents.

Transaction Security Documents means the Senior Secured Creditor Transaction Security Documents and the Second Lien Finance Party Transaction Security Documents.

Unsecured Acceleration Event means:

(a)	the Unsecured Agent exercising any of its rights under the equivalent provisions of the Unsecured Facilities Agreement to paragraphs (a), (b), (c) or (d) of Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(b)	any Unsecured Loan Liabilities becoming due and payable by operation of the equivalent provisions of the Unsecured Facilities Agreement to the proviso to Section 8.02 (Remedies Upon Event of Default) of the Senior Facilities Agreement;

(c)	the Unsecured Notes Trustee (or any of the Unsecured Noteholders) exercising any rights to accelerate principal amounts outstanding under the Unsecured Notes pursuant to any Unsecured Notes Indenture; or

(d)	any Unsecured Liabilities becoming due and payable by operation of any automatic acceleration provision contained in an Unsecured Finance Document.

Unsecured Agent means each Agent under and as defined in an Unsecured Facility Agreement which accedes to this Agreement as an Unsecured Agent pursuant to Clause 22.13 (Creditor Accession Undertaking).

Unsecured Borrower has the meaning given to the term “Borrower” (or equivalent) in any Unsecured Facilities Agreement provided that it is an entity which has acceded to this Agreement as an Unsecured Borrower (and, if applicable and to extent not already a Party in such capacity, as a Debtor, a Security Grantor and/or an Intra-Group Lender).

Unsecured Commitment has the meaning given to the term “Commitment” (or equivalent) in any Unsecured Facilities Agreement.

Unsecured Credit Participation means:

(a)	in relation to an Unsecured Lender, its aggregate (drawn and undrawn) Unsecured Commitment; and

(b)	in relation to an Unsecured Noteholder, the principal amount of outstanding Unsecured Notes held by that Unsecured Noteholder.

Unsecured Creditors means:

(a)	the Unsecured Lenders and each Unsecured Agent; and

(b)	the Unsecured Noteholders and each Unsecured Notes Trustee.

Unsecured Default means an Unsecured Event of Default or any event or circumstances which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Unsecured Finance Documents or any combination of the foregoing) be an Unsecured Event of Default, provided that any such event or circumstance which under the terms of the relevant Unsecured Finance Document requires any determination as to materiality before it becomes an Unsecured Event of Default shall not be an Unsecured Default until such determination is made in accordance with the terms of the relevant Unsecured Finance Document).

Unsecured Discharge Date means the later of the Unsecured Loan Discharge Date and the Unsecured Notes Discharge Date.

Unsecured Enforcement Notice has the meaning given to it in paragraph (b) of Clause 9.7 (Permitted Unsecured Guarantee Enforcement).

Unsecured Event of Default means:

(a)	prior to the Unsecured Loan Discharge Date, an “Event of Default” (or equivalent) under and as defined in any Unsecured Facilities Agreement; and

(b)	prior to the Unsecured Notes Discharge Date, an event of default under the relevant Unsecured Notes Indenture.

Unsecured Facilities Agreement means any unsecured facilities agreement or agreements under which an unsecured facility or unsecured facilities (and no other) which:

(a)	does not breach the terms of any Secured Debt Document or any other Unsecured Finance Document(s); and

(b)	which is designated as such by the Company by written notice to each Agent who is a party to this Agreement at such time.

Unsecured Facility has the meaning given to the term “Facility” (or any similar or equivalent term) in the Unsecured Facilities Agreement.

Unsecured Finance Documents means the Unsecured Loan Finance Documents and the Unsecured Notes Finance Documents.

Unsecured Finance Parties means the Unsecured Loan Finance Parties and the Unsecured Notes Finance Parties.

Unsecured Guarantee has the meaning given to the term “Guarantees” (or equivalent) under and as defined in any Unsecured Facilities Agreement and/or any Unsecured Notes Indenture.

Unsecured Guarantee Liabilities means all Liabilities owed by any Debtor (other than an Unsecured Issuer or an Unsecured Borrower) to any Unsecured Creditor under or in connection with the Unsecured Notes Finance Documents.

Unsecured Guarantors means the “Guarantors” (or equivalent) under and as defined in any Unsecured Facilities Agreement and each member of the Group or any Debtor that is a guarantor under the

Unsecured Notes in accordance with an Unsecured Notes Indenture and which must be a Senior Secured Notes Guarantor (if any Senior Secured Notes have been issued, and the Senior Secured Notes Discharge Date has not occurred), a Pari Passu Debt Guarantor (if any Pari Passu Debt Documents have been entered into, and the Pari Passu Debt Discharge Date has not occurred) and a Senior Guarantor (if the Senior Discharge Date has not occurred).

Unsecured Issuer means any entity which is the issuer of Unsecured Notes provided that it has acceded to this Agreement as an Unsecured Issuer (and, if applicable and to extent not already a Party in such capacity, as a Debtor, a Security Grantor and/or an Intra-Group Lender).

Unsecured Lender has the meaning given to the term “Lender” (or equivalent) in the Unsecured Facilities Agreement.

Unsecured Liabilities means the Unsecured Notes Liabilities and the Unsecured Loan Liabilities.

Unsecured Loan has the meaning given to the term “Loan” (or equivalent) under and as defined in any Unsecured Facilities Agreement.

Unsecured Loan Discharge Date means the first date on which all Unsecured Loan Liabilities have been fully and finally discharged to the satisfaction of the Unsecured Agent, whether or not as a result of an enforcement, and the Unsecured Lenders (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under the Unsecured Loan Finance Documents.

Unsecured Loan Finance Documents has the meaning given to the term “Finance Documents” (or equivalent) under and as defined in the Unsecured Facilities Agreement.

Unsecured Loan Finance Parties means the “Finance Parties” (or equivalent) under and as defined in the Unsecured Facilities Agreement.

Unsecured Loan Liabilities means Liabilities owed by the Debtors to the Unsecured Lenders under or in connection with the Unsecured Loan Finance Documents.

Unsecured Loan Outstandings means principal amount of outstanding Unsecured Loans.

Unsecured Major Terms means the terms set out in Schedule 6 (Unsecured Major Terms).

Unsecured Noteholders means the registered holders, from time to time, of the Unsecured Notes, as determined in accordance with the relevant Unsecured Notes Indenture.

Unsecured Notes means any unsecured notes, payment-in-kind notes, exchange notes, debt securities or other debt instruments which may be issued by an Unsecured Issuer and in respect of which:

(a)	the terms for such notes, securities or instruments comply with the terms of the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents, the Unsecured Finance Documents and this Agreement;

(b)	the terms for such notes, securities or instruments are not inconsistent in any material respect with the Unsecured Major Terms;

(c)	are designated as such by the Company by written notice to each Agent who is a Party at such time; and

(d)	the entity acting as trustee or representative in respect of such notes or instruments at any time has acceded to this Agreement as an Unsecured Notes Trustee pursuant to Clause 22.14 (Accession of Unsecured Notes Trustee).

Unsecured Notes Creditors means the Unsecured Noteholders and each Unsecured Notes Trustee.

Unsecured Notes Discharge Date means the first date on which all Unsecured Notes Liabilities have been fully and finally discharged to the satisfaction of the Unsecured Notes Trustee, whether or not as a result of an enforcement, and the Unsecured Noteholders (in that capacity) are under no further obligation to provide financial accommodation to any of the Debtors under the Unsecured Notes Finance Documents.

Unsecured Notes Finance Documents means the Unsecured Notes, each Unsecured Notes Indenture, the Unsecured Guarantees in respect of the Unsecured Notes, this Agreement, and any other document entered into in connection with the Unsecured Notes (which for the avoidance of doubt excludes any document to the extent it sets out rights of the initial purchasers of the Unsecured Notes (in their capacities as initial purchasers) against any member of the Group) and designated an Unsecured Notes Finance Document by an Unsecured Issuer and an Unsecured Notes Trustee.

Unsecured Notes Finance Parties means any Unsecured Notes Trustee (on behalf of itself and the Unsecured Noteholders that it represents) and the Security Agent.

Unsecured Notes Indenture means the indenture or indentures pursuant to which any Unsecured Notes (and no other notes) are issued.

Unsecured Notes Issue Date means, in respect of each Unsecured Notes Indenture, the first date on which a Unsecured Note is issued pursuant to that Unsecured Notes Indenture.

Unsecured Notes Liabilities means all present and future moneys, debts and liabilities due, owing or incurred by the Debtors to any Unsecured Notes Finance Party or Unsecured Noteholder under or in connection with the Unsecured Notes or the Unsecured Notes Finance Documents (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise).

Unsecured Notes Outstandings means the principal amount of outstanding Unsecured Notes held by the Unsecured Noteholders.

Unsecured Notes Trustee means any entity acting as a trustee or representative under any issue of Unsecured Notes and which accedes to this Agreement pursuant to Clause 22.14 (Accession of Unsecured Notes Trustee).

Unsecured Outstandings means the Unsecured Loan Outstandings and the Unsecured Notes Outstandings.

Unsecured Payment Default means any non-payment Unsecured Event of Default under any Unsecured Finance Document other than in respect of an amount (a) not constituting principal, interest or fees and (b) not exceeding [US$250,000] (or its equivalent in other currencies).

Unsecured Representative means each Unsecured Agent in respect of any Unsecured Facilities that are outstanding and any Unsecured Notes Trustee in respect of any Unsecured Notes that are outstanding.

Unsecured Standstill Period has the meaning given to it in Clause 8.12 (High Yield Standstill Period).

U.S. Bankruptcy Law means the United States Bankruptcy Code, as amended, or any other United States Federal or State bankruptcy, insolvency or similar law.

VAT means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2	Construction

(a)	Unless a contrary indication appears, a reference in this Agreement to:

(i)	any Agent, Ancillary Facility Lender, Arranger, Creditor, Debtor, Hedge Counterparty, High Yield Guarantor, HY Issuer, High Yield Notes Trustee, High Yield Noteholder, Unsecured Guarantor, Unsecured Issuer, Unsecured Notes Trustee, Unsecured Noteholder, Intra-Group Lender, Issuing Bank, Pari Passu Creditor, Pari Passu Debt Guarantor, Pari Passu Debt Representative, Party, Primary Creditor, Second Lien Agent, Second Lien Arranger, Second Lien Borrower, Second Lien Creditor, Second Lien Guarantor, Second Lien Lender, Second Lien Notes Issuer, Second Lien Notes Trustee, Second Lien Noteholder, High Yield Agent, High Yield Lender, Unsecured Agent, Unsecured Lender, Security Agent, Security Grantor, Senior Agent, Senior Arranger, Senior Borrower, Senior Creditor, Senior Guarantor, Senior Lender, Senior Secured Notes Guarantor, Senior Secured Notes Issuer, Senior Secured Notes Trustee, Senior Secured Noteholder, Subordinated Creditor or the Company shall be construed to be a reference to it in its capacity as such and not in any other capacity;

(ii)	any Agent, Ancillary Facility Lender, Arranger, Creditor, Debtor, Hedge Counterparty, High Yield Guarantor, HY Issuer, High Yield Notes Trustee, High Yield Noteholder, Unsecured Guarantor, Unsecured Issuer, Unsecured Notes Trustee, Unsecured Noteholder, Intra-Group Lender, Issuing Bank, Pari Passu Creditor, Pari Passu Debt Guarantor, Pari Passu Debt Representative, Party, Primary Creditor, Second Lien Agent, Second Lien Arranger, Second Lien Borrower, Second Lien Creditor, Second Lien Guarantor, Second Lien Lender, Second Lien Notes Issuer, Second Lien Notes Trustee, Second Lien Noteholder, High Yield Agent, High Yield Lender, Unsecured Agent, Unsecured Lender, Security Agent, Security Grantor, Senior Agent, Senior Arranger, Senior Borrower, Senior Creditor, Senior Guarantor, Senior Lender, Senior Secured Notes Guarantor, Senior Secured Notes Issuer, Senior Secured Notes Trustee, Senior Secured Noteholder, Subordinated Creditor or the Company or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with this Agreement;

(iii)	assets includes present and future properties, revenues and rights of every description;

(iv)	a Debt Document or any other agreement or instrument is (other than a reference to a Debt Document or any other agreement or instrument in original form) a reference to that Debt Document, or other agreement or instrument, as amended, novated, supplemented, extended, restated or replaced from time to time (however fundamentally) and includes any increase in, addition to or extension of or other change to any facility made available under any such agreement or instrument (in each case to the extent permitted by this Agreement);

(v)	enforcing (or any derivation) the Transaction Security shall include the appointment of an administrator of a Debtor or a Security Grantor by the Security Agent;

(vi)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii)	the original form of a Debt Document or any other agreement or instrument is a reference to that Debt Document, agreement or instrument as originally entered into (save as otherwise provided in this Agreement);

(viii)	a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(ix)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law but if not having the force of law being one with which it is the practice of the relevant person to comply) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation; and

(x)	a provision of law is a reference to that provision as amended or re-enacted.

(b)	Section, Clause and Schedule headings are for ease of reference only.

(c)	A Default or an Event of Default is continuing if it has not been remedied or waived.

(d)	The determination that a High Yield Payment Stop Notice is outstanding is to be made by reference to the provisions of Clause 8.4 (Issue of High Yield Payment Stop Notice).

(e)	On and after the completion of a refinancing, an amendment or an amendment and restatement of a Senior Facilities Agreement (as referred to in the definition of Senior Facilities Agreement), any reference in this Agreement to any definition, clause, paragraph, provision or other term of the Senior Facilities Agreement (excluding, for the avoidance of doubt, any references to the Original Senior Facilities Agreement) shall be read and construed as a reference to any equivalent definition, clause, paragraph, provision or other term in such refinanced, amended or amended and restated Senior Facilities Agreement which is similar in meaning and effect.

(f)

After the Senior Lender Discharge Date, if no Senior Facilities Agreement is in force, any reference in this Agreement to the Senior Facilities Agreement (or to any definition, clause, paragraph, provision or other term of the Senior Facilities Agreement) shall (if applicable) be read and construed as a reference to any Pari Passu Debt Document (or to any definition, clause, paragraph, provision or other term of such Pari Passu Debt Document), if such Pari Passu Debt Document is a facility agreement or any other agreement under which facilities are made available.

(g)	Any reference in this Agreement to any definition in any Pari Passu Debt Document shall be read and construed as a reference to any equivalent definition contained in any Pari Passu Debt Document which is similar in meaning and effect.

(h)	Creditors may only benefit from Group Recoveries to the extent that the Liabilities of such Creditors have the benefit of the guarantees or security under which such Group Recoveries are received and provided that, in all cases, the rights of such Secured Parties shall in any event be subject to the priorities set out in Clause 17 (Application of Proceeds) and to Clause 18 (Equalisation) and provided further, however, that this shall not prevent:

(i)	the Senior Secured Notes Trustee from claiming and being paid the Senior Secured Notes Trustee Amounts, the Second Lien Notes Trustee from claiming and being paid the Second Lien Notes Trustee Amounts or the High Yield Notes Trustee from claiming and being paid the High Yield Notes Trustee Amounts;

(ii)	the Senior Agent from claiming and being paid the Senior Agent Liabilities;

(iii)	the Pari Passu Debt Representative from claiming and being paid the Pari Passu Debt Representative Amounts;

(iv)	a Second Lien Agent from claiming and being paid the Second Lien Agent Liabilities;

(v)	a Senior Secured Creditor or Second Lien Finance Party benefiting from such Group Recoveries where it was not legally possible for the Senior Secured Creditor or Second Lien Finance Party to obtain the relevant guarantees or security; or

(vi)	to the extent legally permitted, a Senior Secured Creditor benefitting from Group Recoveries resulting from the realisation or enforcement of any Security granted under a Pre-Effective Date Security Document where the Liabilities owed to such Senior Secured Creditor do not constitute Secured Obligations pursuant to paragraph (a) of the definition of “Secured Obligations”.

(i)	In determining whether or not any Liabilities have been fully and finally discharged, the relevant Agent will disregard contingent liabilities (such as the risk of claw back flowing from a preference) except to the extent the relevant Agent reasonably believes (after taking such legal advice as it considers appropriate) that there is a reasonable likelihood that those liabilities will become actual liabilities.

(j)	Where any Consent is required under this Agreement from:

(i)	a Senior Lender or Senior Finance Party where such Consent is required after the Senior Lender Discharge Date;

(ii)	a Hedge Counterparty where such Consent is required after the Senior Discharge Date;

(iii)	a Pari Passu Creditor where such Consent is required after the Pari Passu Debt Discharge Date;

(iv)	a Senior Secured Notes Creditor where such Consent is required after the Senior Secured Notes Discharge Date;

(v)	a Second Lien Lender or Second Lien Loan Finance Party where such Consent is required after the Second Lien Loan Discharge Date;

(vi)	a Second Lien Notes Creditor where such Consent is required after the Second Lien Notes Discharge Date;

(vii)	a High Yield Lender or High Yield Loan Finance Party where such consent is required after the High Yield Loan Discharge Date;

(viii)	a High Yield Noteholder or High Yield Notes Trustee where such consent is required after the High Yield Notes Discharge Date;

(ix)	an Unsecured Lender or Unsecured Loan Finance Party where such consent is required after the Unsecured Loan Discharge Date;

(x)	a Unsecured Noteholder or Unsecured Notes Trustee where such consent is required after the Unsecured Notes Discharge Date,

such Consent requirement will cease to apply.

(k)	References to a Pari Passu Debt Representative acting on behalf of the relevant Pari Passu Creditors shall be to such Pari Passu Debt Representative acting on behalf of the Pari Passu Creditors for which it has been appointed as agent or trustee.

(l)	References to the Senior Secured Notes Trustee acting on behalf of the Senior Secured Noteholders means such Senior Secured Notes Trustee acting on behalf of the Senior Secured Noteholders which it represents or, if applicable, with the Consent of the requisite number of Senior Secured Noteholders required under and in accordance with the applicable Senior Secured Notes Indenture. A Senior Secured Notes Trustee will be entitled to seek instructions from the Senior Secured Noteholders which it represents to the extent required by the applicable Senior Secured Notes Indenture as to any action to be taken by it under this Agreement.

(m)	References to the Second Lien Notes Trustee acting on behalf of the Second Lien Noteholders means such Second Lien Notes Trustee acting on behalf of the Second Lien Noteholders which it represents or, if applicable, with the Consent of the requisite number of Second Lien Noteholders required under and in accordance with the applicable Second Lien Notes Indenture. A Second Lien Notes Trustee will be entitled to seek instructions from the Second Lien Noteholders which it represents to the extent required by the applicable Second Lien Notes Indenture as to any action to be taken by it under this Agreement.

(n)	References to the High Yield Notes Trustee acting on behalf of the High Yield Noteholders means such High Yield Notes Trustee acting on behalf of the High Yield Noteholders which it represents or, if applicable, with the Consent of the requisite number of High Yield Noteholders required under and in accordance with the applicable High Yield Notes Indenture. A High Yield Notes Trustee will be entitled to seek instructions from the High Yield Noteholders which it represents to the extent required by the applicable High Yield Notes Indenture as to any action to be taken by it under this Agreement.

(o)	References to the Unsecured Notes Trustee acting on behalf of the Unsecured Noteholders means such Unsecured Notes Trustee acting on behalf of the Unsecured Noteholders which it represents or, if applicable, with the Consent of the requisite number of Unsecured Noteholders required under and in accordance with the applicable Unsecured Notes Indenture. An Unsecured Notes Trustee will be entitled to seek instructions from the Unsecured Noteholders which it represents to the extent required by the applicable Unsecured Notes Indenture as to any action to be taken by it under this Agreement.

(p)	Any Consent to be given under this Agreement shall mean such Consent is to be given in writing, which for the purposes of this Agreement will be deemed to include any instructions, waivers or Consents provided through any applicable clearance system in accordance with the terms of the relevant Debt Document.

(q)	Until the relevant proceeds are released from such escrow, the provisions of this Agreement shall not apply to or create any restriction in respect of any escrow arrangement pursuant to which the proceeds of any Unsecured Notes, High Yield Notes, Second Lien Notes and/or Senior Secured Notes are subject and this Agreement shall not govern the rights and obligations of the Unsecured Noteholders, High Yield Noteholders, Second Lien Noteholders or, as the case may be, Senior Secured Noteholders concerned until such proceeds are released from such escrow arrangement in accordance with the terms thereof.

(r)	References in this Agreement to Senior Liabilities shall exclude any Liabilities which are incurred by a Borrower (or any other Debtor) under or in respect of a Senior Facilities Agreement on a second lien, high yield or unsecured basis, or which otherwise do not rank pari passu with the Senior Liabilities under the Original Senior Facilities Agreement as at the Effective Date in right of payment and security (the Excluded Liabilities). If at any time there are Excluded Liabilities outstanding under or in respect of a Senior Facilities Agreement:

(i)	any term in this Agreement or any other Debt Document which is defined by reference to the Senior Facilities Agreements or the Senior Liabilities shall be construed so as to exclude the Excluded Liabilities; and

(ii)	such Excluded Liabilities shall be treated (as applicable and to the extent that the necessary designations and accessions have been completed in accordance with the terms of this Agreement) as Second Lien Liabilities incurred under a Second Lien Facilities Agreement, High Yield Liabilities incurred under a High Yield Facilities Agreement or Unsecured Liabilities incurred under an Unsecured Facilities Agreement, and any term in this Agreement or any other Debt Document which is defined by reference to such Liabilities or Facilities Agreements shall be construed so as to include the relevant Excluded Liabilities.

(s)	“US$” and “Dollar” mean the single currency of the United States of America.

1.3	Third Party Rights

(a)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Rights Act) to enforce or to enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of this Agreement, the Consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.

(c)	Any Receiver, Delegate or any other person described in Clause 20.11 (No proceedings) may, subject to this Clause 1.3 and the Third Parties Rights Act, rely on any Clause of this Agreement which expressly confers rights on it.

(d)	The Third Parties Rights Act shall apply to this agreement in respect of any Senior Secured Noteholder, Second Lien Noteholder, High Yield Noteholder or Unsecured Noteholder which by holding a Senior Secured Note, Second Lien Note, High Yield Note or Unsecured Note, as the case may be, has effectively agreed to be bound by the provisions of this Agreement and will be deemed to receive the benefits hereof, and be subject to the terms and conditions hereof, as if such person was a Party hereto. For the purposes of the preceding sentence, upon any person becoming a Senior Secured Noteholder, Second Lien Noteholder, High Yield Noteholder or Unsecured Noteholder, such person shall be deemed a Party to this Agreement provided that such person is deemed to be a Party to this Agreement under the terms of the relevant Notes Indenture.

2.	RANKING AND PRIORITY

2.1	Creditor Liabilities

Subject to Clause 2.3 (High Yield Debt, Second Lien Debt and Transaction Security), each of the Parties agrees that the Liabilities owed by:

(a)	the Debtors (other than a HY Issuer or a HY Borrower) to the Primary Creditors shall rank in right and priority of payment in the following order and are postponed and subordinated to any prior ranking Liabilities as follows:

(i)	first, the Senior Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities, the Hedging Liabilities, the Agent Liabilities, the Arranger Liabilities, the Second Lien Liabilities (but subject to Clause 2.2 (Transaction Security)), the Senior Secured Notes Trustee Amounts, the Second Lien Notes Trustee Amounts, the High Yield Notes Trustee Amounts and the Pari Passu Debt Representative Amounts pari passu and without any preference between them; and

(ii)	second, the High Yield Loan Liabilities, the High Yield Notes Liabilities, the Unsecured Loan Liabilities and the Unsecured Notes Liabilities pari passu between themselves and without any preference between them; and

(b)	a HY Issuer or a HY Borrower to the Primary Creditors shall rank in right and priority of payment pari passu between themselves and without any preference between them (but subject to Clause 2.2 (Transaction Security).

2.2	Transaction Security

(a)	Each of the Parties agrees that the Transaction Security shall rank and secure the following Liabilities (only to the extent that such Transaction Security is expressed to secure those Liabilities), but in the case of the Senior Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities, the Senior Agent Liabilities, the Senior Arranger Liabilities, the Senior Secured Notes Trustee Amount, the Pari Passu Debt Representative Amounts and the Hedging Liabilities, without prejudice to Clause 17 (Application of Proceeds) and Clause 18 (Equalisation), in the following order:

(i)	first, the Senior Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities, the Senior Agent Liabilities, the Senior Arranger Liabilities, the Senior Secured Notes Trustee Amounts, the Pari Passu Debt Representative Amounts and the Hedging Liabilities (but, in the case of Transaction Security granted under the Pre-Effective Date Security Documents, only to the extent that such Transaction Security is expressed to secure those Liabilities, but without prejudice to Clause 17 (Application of Proceeds) and Clause 18 (Equalisation)) pari passu and without any preference between them; and

(ii)	second, the Second Lien Liabilities.

(b)	For the avoidance of doubt, it is expressly acknowledged and agreed that any Hedging Liability that constitutes an Excluded Swap Obligation shall not be secured by the assets of any Non-ECP Debtor.

2.3	High Yield Debt, Second Lien Debt and Transaction Security

(a)	The Parties acknowledge that the High Yield Liabilities and the Second Lien Liabilities owed (if any) by a Debtor or a member of the Group are senior obligations of that Debtor or member of the Group.

(b)	Notwithstanding paragraph (a) above, the High Yield Creditors agree that, until the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, they may not take any enforcement action over, or steps to appropriate, the shares or other securities in or assets of any HY Issuer, HY Borrower, Debtor or other member of the Group (except in respect of the shares or other securities in any HY Issuer or HY Borrower that is not a member of the Group) in connection with any Enforcement Action, other than as expressly permitted by this Agreement.

2.4	Intra-Group Liabilities and Subordinated Liabilities

(a)	Each of the Parties agrees that the Intra-Group Liabilities and Subordinated Liabilities are postponed and subordinated to the Liabilities owed by the Debtors to the Primary Creditors.

(b)	This Agreement does not purport to rank any of the Intra-Group Liabilities and Subordinated Liabilities as between themselves.

2.5	Additional and/or Refinancing Debt

(a)	The Creditors acknowledge that the Debtors (or any of them) may wish to (a) incur incremental Borrowing Liabilities and/or Guarantee Liabilities in respect of incremental Borrowing Liabilities or (b) refinance Borrowing Liabilities and/or incur Guarantee Liabilities in respect of any such refinancing of Borrowing Liabilities, which in any such case are intended to rank and/or share any existing Security pari passu with any existing Liabilities and/or to rank behind any existing Liabilities and/or to share in any existing Security behind any existing Liabilities. The Creditors confirm that if and to the extent such a financing or refinancing and such ranking and such Security is permitted by the terms of the Debt Documents at such time, they will (at the cost of the Debtors) co-operate with the Debtors with a view to enabling such financing or refinancing and such sharing in the Security to take place. In particular, but without limitation, the Senior Lenders, the Senior Secured Noteholders, the Pari Passu Creditors, the Second Lien Lenders, the Second Lien Noteholders, the High Yield Lenders, the High Yield Noteholders, the Unsecured Lenders and the Unsecured Noteholders hereby authorise and direct their Agent to [and such Agent shall, and the Hedge Counterparties agree that they shall,][4] execute any amendment to this Agreement and such other Debt Documents that are reasonably required to reflect such arrangements to the extent such financing, refinancing and/or sharing is permitted by such Debt Documents.

[4]	Agency to confirm.

(b)	The Debtors may not incur any Borrowing Liabilities or Guarantee Liabilities which:

(i)	fall within paragraph (b) of the definition of Secured Obligations; but

(ii)	do not fall within paragraph (a) of the definition of Secured Obligations,

unless additional Security is granted in favour of the Secured Parties over the assets secured by each Pre-Effective Date Security Document.

2.6	[Group Refinancing Transactions

The Creditors acknowledge that the Company may wish to undertake the Group Refinancing Transactions at any time on or after the Effective Date. The Creditors confirm that if and to the extent such Group Refinancing Transactions are permitted by the terms of the Debt Documents at such time, they will (at the cost of the Debtors) co-operate with the Debtors with a view to enabling such Group Refinancing Transactions. In particular, but without limitation, the Senior Lenders, the Senior Secured Noteholders, the Pari Passu Creditors, the Second Lien Lenders, the Second Lien Noteholders, the High Yield Lenders, the High Yield Noteholders, the Unsecured Lenders and the Unsecured Noteholders hereby authorise and direct their Agent to [and such Agent shall, and the Hedge Counterparties agree that they shall,]5 execute any amendment to this Agreement and such other Debt Documents that are reasonably required to reflect such arrangements to the extent such Group Refinancing Transactions are permitted by the Debt Documents.]6

2.7	Anti-layering

(a)	Until the Second Lien Discharge Date, no Debtor shall, without the approval of the Majority Second Lien Creditors, issue or allow to remain outstanding any Liabilities that:

(i)	are secured or expressed to be secured by Transaction Security on a basis junior to the Senior Secured Liabilities but senior to the Second Lien Liabilities;

(ii)	are expressed to rank or rank so that they are subordinated to any of the Senior Secured Liabilities but are senior to the Second Lien Liabilities; or

(iii)	are contractually subordinated in right of payment to the Senior Secured Liabilities and senior in right of payment to the Second Lien Liabilities.

(b)	The foregoing shall not prevent:

(i)	subordination arising by operation of law; or

(ii)	a Debtor from incurring additional Senior Liabilities in accordance with the terms of the Senior Finance Documents which are expressed to be secured by the Transaction Security on a pari passu super senior basis to the other Senior Liabilities and/or which are contractually senior in right of payment to any of the other Senior Liabilities.

3.	SENIOR LENDER LIABILITIES, PARI PASSU DEBT LIABILITIES AND SENIOR SECURED NOTES LIABILITIES

3.1	Payments of Senior Secured Creditor Liabilities

(a)	The Debtors may make Payments in respect of the Senior Secured Creditor Liabilities at any time provided that, following the occurrence of a Senior Acceleration Event, a Senior Secured Notes Acceleration Event, a Pari Passu Debt Acceleration Event or an Insolvency Event, no Debtor may make (and no Senior Secured Creditor may receive) Payments of the Senior Lender Liabilities, Pari Passu Debt Liabilities or Senior Secured Notes Liabilities except from Group Recoveries distributed in accordance with Clause 17 (Application of Proceeds).

[5]	Agency to confirm.

[6]	Subject to further discussion on reorganisation / refinancing steps.

(b)	For the avoidance of doubt, the proviso in paragraph (a) above:

(i)	acts as a suspension of payment and not as a waiver of the right to receive payment on the date such payments are due;

(ii)	will not prevent the accrual or capitalisation of interest (including default interest) in accordance with the Secured Debt Documents (other than the Hedging Agreements);

(iii)	will not prevent the payment of any Senior Secured Notes Trustee Amounts, any Senior Agent Liabilities and/or any Pari Passu Debt Representative Amounts; and

(iv)	will not prevent the payment of audit fees, directors’ fees, taxes and other proper and incidental expenses required to maintain existence.

3.2	Amendments and Waivers

Subject to Clause 4.6 (Amendments and Waivers: Hedging Agreements), the relevant Senior Secured Creditors and the Debtors may amend or waive the terms of the Secured Debt Documents in accordance with their terms (and subject to any Consent required under them) at any time.

3.3	Security and guarantees: Senior Secured Creditors

Other than as set out in Clause 3.4 (Security: Ancillary Facility Lenders and Issuing Banks), the Senior Lenders, the Pari Passu Creditors and the Senior Secured Notes Creditors may only take, accept or receive the benefit of:

(a)	any Security from any Debtor, any member of the Group or any Security Grantor in respect of the Senior Lender Liabilities, the Pari Passu Debt Liabilities or the Senior Secured Notes Liabilities in addition to the Common Transaction Security and (to the extent applicable) the Transaction Security granted under the Pre-Effective Date Security Documents if (except for any Security permitted under Clause 3.4 (Security: Ancillary Facility Lenders and Issuing Banks)) and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also granted either:

(i)	to the Security Agent as agent or trustee for the other Senior Secured Parties in respect of their Liabilities; or

(ii)	in the case of any jurisdiction in which effective Security cannot be granted in favour of the Security Agent as agent or trustee for the Senior Secured Parties:

(A)	to the other Secured Parties in respect of their Liabilities; or

(B)	to the Security Agent under a parallel debt structure, joint and several creditor structure or agency structure for the benefit of the other Senior Secured Parties,

and ranks, or is expressed to rank, in the same order of priority as that contemplated in Clause 2.2 (Transaction Security), provided that all amounts received or recovered by any Senior Secured Party with respect to such Security are immediately paid to the Security Agent and held and applied in accordance with Clause 17 (Application of Proceeds); and

(b)	any guarantee, indemnity or other assurance against loss from any Debtor, any member of the Group or any Security Grantor in respect of the Senior Lender Liabilities, the Pari Passu Debt Liabilities or the Senior Secured Notes Liabilities in addition to those in:

(i)	the form of Senior Facilities Agreement as at the Effective Date (or any other Finance Document (as defined therein) in its form as at the Effective Date; or

(ii)	this Agreement; or

(iii)	any Common Assurance,

if (except for any guarantee, indemnity or other assurance against loss permitted under Clause 3.4 (Security: Ancillary Facility Lenders and Issuing Banks) and to the extent legally possible and subject to any Agreed Security Principles, at the same time it is also granted to the other Senior Secured Parties in respect of their Liabilities and ranks, or is expressed to rank, in the same order of priority as that contemplated in Clause 2 (Ranking and Priority) and all amounts received or recovered by any Senior Secured Creditor with respect to such Security, guarantee, indemnity or other assurance against loss are immediately paid to the Security Agent and held and applied in accordance with Clause 17 (Application of Proceeds).

3.4	Security: Ancillary Facility Lenders and Issuing Banks

No Ancillary Facility Lender or Issuing Bank will, unless the prior Consent of the Majority Senior Creditors is obtained, take, accept or receive from any Debtor, any member of the Group or any Security Grantor the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of any of the Liabilities owed to it other than:

(a)	the Common Transaction Security and (to the extent applicable) the Transaction Security granted under the Pre-Effective Date Security Documents;

(b)	each guarantee, indemnity or other assurance against loss contained in:

(i)	the form of the Senior Facilities Agreement as at the Effective Date; or

(ii)	this Agreement; or

(iii)	any Common Assurance,

(c)	indemnities and assurances against loss contained in the Ancillary Facility Documents no greater in extent than any of those referred to in paragraph (b) above;

(d)	any SFA Cash Cover permitted under the Senior Facilities Agreement (or equivalent provision contained in any Pari Passu Debt Document) relating to any Ancillary Facility or for any Letter of Credit issued by the Issuing Bank;

(e)	the indemnities or any netting or set-off arrangement contained in an ISDA Master Agreement (other than for the avoidance of doubt those in any credit support annex or similar supporting Security Document), or any indemnities or any netting or set-off arrangements which are similar in meaning and effect (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement); or

(f)	any Security, guarantee, indemnity or other assurance against loss giving effect to, or arising as a result of the effect of, any netting or set-off arrangement relating to the Ancillary Facilities for the purpose of netting debit and credit balances arising under the Ancillary Facilities.

3.5	Restriction on Enforcement: Senior Lenders, Pari Passu Creditors and Senior Secured Notes Creditors

Subject to Clause 3.7 (Permitted Enforcement: Ancillary Facility Lenders and Issuing Banks), no Senior Lender, Pari Passu Creditor or Senior Secured Notes Creditor may take any Enforcement Action under paragraph (c) of the definition thereof without the prior written Consent of an Instructing Group.

3.6	Restriction on Enforcement: Ancillary Facility Lenders and Issuing Banks

Subject to Clause 3.7 (Permitted Enforcement: Ancillary Facility Lenders and Issuing Banks), so long as any of the Senior Liabilities or Pari Passu Debt Liabilities under any Pari Passu Debt Document providing for revolving credit facilities (Pari Passu Revolving Liabilities) (other than any Liabilities owed to the Ancillary Facility Lenders or Issuing Banks) are or may be outstanding, none of the Ancillary Facility Lenders nor the Issuing Banks shall be entitled to take any Enforcement Action in respect of any of the Liabilities owed to it.

3.7	Permitted Enforcement: Ancillary Facility Lenders and Issuing Banks

(a)	The Ancillary Facility Lenders and Issuing Banks may take Enforcement Action if:

(i)	at the same time as, or prior to, that action, Enforcement Action has been taken in respect of the Senior Lender Liabilities or Pari Passu Revolving Liabilities (excluding the Liabilities owing to Ancillary Facility Lenders and the Issuing Banks), in which case the Ancillary Facility Lenders and the Issuing Banks may take the same Enforcement Action as has been taken in respect of those Senior Lender Liabilities or Pari Passu Revolving Liabilities;

(ii)	that action is contemplated by, and can be taken by the Ancillary Facility Lenders and Issuing Banks under, the Senior Facilities Agreement or relevant Pari Passu Debt Document or Clause 3.4 (Security: Ancillary Facility Lenders and Issuing Banks);

(iii)	that Enforcement Action is taken in respect of SFA Cash Cover which has been provided in accordance with the Senior Facilities Agreement or relevant Pari Passu Debt Document;

(iv)	at the same time as or prior to, that action, the Consent of the Majority Senior Creditors to that Enforcement Action is obtained; or

(v)	an Insolvency Event has occurred in relation to any Debtor or any member of the Group, in which case after the occurrence of that Insolvency Event, each Ancillary Facility Lender and each Issuing Bank shall be entitled (if it has not already done so) to exercise any right it may otherwise have in respect of that Debtor or member of the Group to:

(A)	accelerate any of that Debtor’s or member of the Group’s Senior Lender Liabilities or Pari Passu Revolving Liabilities or declare them prematurely due and payable on demand;

(B)	make a demand under any guarantee, indemnity or other assurance against loss given by that Debtor or member of the Group in respect of any Senior Lender Liabilities or Pari Passu Revolving Liabilities;

(C)	exercise any right of set-off or take or receive any Payment in respect of any Senior Lender Liabilities or Pari Passu Revolving Liabilities of that Debtor or member of the Group; or

(D)	claim and prove in the liquidation of that Debtor or member of the Group for the Senior Lender Liabilities or Pari Passu Revolving Liabilities owing to it.

(b)	Clause 3.6 (Restriction on Enforcement: Ancillary Facility Lenders and Issuing Banks) shall not restrict any right of an Ancillary Facility Lender to net or set-off in relation to a Multi-account Overdraft Facility, in accordance with the terms of the Senior Facilities Agreement or relevant Pari Passu Debt Document, to the extent that the netting or set-off represents a reduction from a Permitted Gross Amount of that Multi-account Overdraft Facility to or towards its Designated Net Amount.

3.8	Option to purchase: Senior Secured Notes Creditors and Pari Passu Creditors

(a)	After a Distress Event, one or more of the Senior Secured Notes Trustee and the Pari Passu Debt Representative(s) (the Purchasing Senior Secured Creditors) may:

(i)	at the direction and expense of one or more of the Senior Secured Noteholders and/or Pari Passu Creditors (as applicable);

(ii)	after all such Senior Secured Noteholders and Pari Passu Creditors have been given the opportunity to so participate; and

(iii)	if the Senior Secured Notes Trustee and/or the Pari Passu Debt Representative(s) gives not less than ten days’ prior written notice to the Security Agent,

require the transfer to them (or to a nominee or nominees), in accordance with clause 29.3 (Transfers by Lenders) of the Senior Facilities Agreement, of all, but not part, of the rights, benefits and obligations in respect of the Senior Lender Liabilities if:

(i)	that transfer is lawful and, subject to paragraph (ii) below, otherwise permitted by the terms of the Senior Facilities Agreement;

(ii)	any conditions relating to such a transfer contained in the Senior Facilities Agreement are complied with, other than any requirement to obtain the Consent of, or consult with, a Debtor relating to such transfer, which Consent or consultation shall not be required;

(iii)	the Senior Agent, on behalf of the Senior Lenders, is paid an amount equal to the aggregate of:

(A)	all of the Senior Lender Liabilities at that time (whether or not due), including all amounts that would have been payable under the Senior Facilities Agreement if the Senior Facilities were being prepaid by the relevant Debtors on the date of that payment; and

(B)	all costs and expenses (including legal fees) incurred by the Senior Agent and/or the Senior Lenders and/or the Security Agent as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer, the Senior Lenders have no further actual or contingent liability to a Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from each Purchasing Senior Secured Creditor (but, for the avoidance of doubt, this does not include a Senior Secured Notes Representative or, in the case of Pari Passu Debt issued in the form of notes, the applicable Pari Passu Debt Representative(s)) or from another third party acceptable to all the Senior Lenders in a form reasonably satisfactory to each Senior Lender in respect of all losses which may be sustained or incurred by any Senior Lender in consequence of any sum received or recovered by any Senior Lender from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Senior Lender for any reason;

(vi)	the transfer is made without recourse to, or representation or warranty from, the Senior Lenders, except that each Senior Lender shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer;

(vii)	the Second Lien Creditors have not exercised their rights under Clause 7.7 (Option to Purchase: Second Lien Creditors) or, having exercised such rights, have failed to complete the acquisition of the Senior Liabilities, Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities in accordance with Clause 7.7 (Option to Purchase: Second Lien Creditors); and

(viii)	the High Yield Creditors have not exercised their rights under Clause 8.15 (Option to purchase: High Yield Creditors) or, having exercised such rights, have failed to complete the acquisition of the Senior Liabilities, Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities in accordance with Clause 8.15 (Option to purchase: High Yield Creditors).

(b)	Subject to paragraph (b) of Clause 3.9 (Hedge Transfer: Purchasing Senior Secured Creditors) the Purchasing Senior Secured Creditors may only require a Senior Lender Liabilities Transfer if, at the same time, they require a Hedge Transfer in accordance with Clause 3.9 (Hedge Transfer: Purchasing Senior Secured Creditors) and if, for any reason, a Hedge Transfer cannot be made in accordance with Clause 3.9 (Hedge Transfer: Purchasing Senior Secured Creditors), no Senior Lender Liabilities Transfer may be required to be made.

(c)	The Senior Agent shall, at the request of the Purchasing Senior Secured Creditors notify the Purchasing Senior Secured Creditors of the sum of the amounts described in paragraphs (a)(iii)(A) and (a)(iii)(B) above.

(d)

If more than one Purchasing Senior Secured Creditor wishes to require a Senior Lender Liabilities Transfer in accordance with paragraph (a) above, each such Purchasing Senior Secured Creditor shall acquire the Senior Lender Liabilities pro rata, in the proportion that its credit participation bears to the aggregate credit participations of all the Purchasing Senior Secured Creditors. Any Purchasing Senior Secured Creditors wishing to require a Senior Lender Liabilities Transfer shall inform the Senior Secured Notes Trustee in accordance with the terms of the Senior Secured Notes Indenture or the relevant Pari Passu Debt Representative(s) in accordance with the terms of the relevant Pari Passu Debt Documents, who will determine (consulting with each other as required) the appropriate share of the Senior Lender Liabilities to be acquired by each such Purchasing Senior Secured Creditor and who shall inform each such Purchasing Senior Secured Creditor accordingly. Furthermore, the Senior Secured Notes Trustee or the Pari Passu Debt Representative(s) (as applicable) shall promptly inform the Senior Agent of the Purchasing Senior Secured Creditors intention to require the transfer of the Senior Lender Liabilities.

3.9	Hedge Transfer: Purchasing Senior Secured Creditors

(a)	The Purchasing Senior Secured Creditors may, by giving not less than ten days’ notice to the Security Agent, require, at the same time as a Senior Lender Liabilities Transfer under Clause 3.8 (Option to purchase: Senior Secured Notes Creditors and Pari Passu Creditors), a Hedge Transfer and if:

(i)	that transfer is lawful and otherwise permitted by the terms of the Hedging Agreements in which case no Debtor or member of the Group shall be entitled to withhold its Consent to that transfer;

(ii)	any conditions (other than the Consent of, or any consultation with, any Debtor or member of the Group) relating to that transfer contained in the Hedging Agreements are complied with;

(iii)	each Hedge Counterparty is paid (in the case of a positive number) or pays (in the case of a negative number) an amount equal to the aggregate of (I) the Hedging Purchase Amount in respect of the hedging transactions under the relevant Hedging Agreement at that time and (II) all costs and expenses (including legal fees) incurred by such Hedge Counterparty as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer, the Hedge Counterparties have no further actual or contingent liability to any Debtor under the Hedging Agreements;

(v)	an indemnity is provided from each Purchasing Senior Secured Creditor (but, for the avoidance of doubt, this does not include any Senior Secured Notes Representative or, in the case of Pari Passu Debt issued in the form of notes, the applicable Pari Passu Debt Representative(s)) which is receiving (or for which a nominee is receiving) that transfer (or from another third party acceptable to the relevant Hedge Counterparty) in a form reasonably satisfactory to the relevant Hedge Counterparty in respect of all losses which may be sustained or incurred by that Hedge Counterparty in consequence of any sum received or recovered by that Hedge Counterparty being required (or it being alleged that it is required) to be paid back by or clawed back from the Hedge Counterparty for any reason;

(vi)	that transfer is made without recourse to, or representation or warranty from, the relevant Hedge Counterparty, except that the relevant Hedge Counterparty shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer;

(vii)	the Second Lien Creditors have not exercised their rights under Clause 7.8 (Hedge Transfer: Second Lien Creditors) or, having exercised such rights, have failed to complete the Hedge Transfer concerned in accordance with Clause 7.8 (Hedge Transfer: Second Lien Creditors); and

(viii)	the High Yield Creditors have not exercised their rights under Clause 8.16 (Hedge Transfer: High Yield Creditors) or, having exercised such rights, have not failed to complete the Hedge Transfer concerned in accordance with Clause 8.16 (Hedge Transfer: High Yield Creditors).

(b)	The Purchasing Senior Secured Creditors (acting as a whole) and any Hedge Counterparty may agree (in respect of the Hedging Agreements (or one or more of them) to which that Hedge Counterparty is a party) that a Hedge Transfer required by all the Purchasing Senior Secured Creditors (acting as a whole) pursuant to paragraph (a) above shall not apply to that Hedging Agreement(s) or to the Hedging Liabilities and Hedge Counterparty Obligations under that Hedging Agreement(s).

(c)

If more than one Purchasing Senior Secured Creditor wishes to require a Hedge Transfer in accordance with paragraph (a) above, each such Purchasing Senior Secured Creditor shall acquire the relevant Hedging Liabilities pro rata, in the proportion that its credit participation bears to the aggregate credit participations of all the Purchasing Senior Secured Creditors. Any Purchasing Senior Secured Creditors wishing to require a Hedge Transfer shall inform the Senior Secured Notes Trustee in accordance with the terms of the Senior Secured Notes Indenture or the relevant Pari Passu Debt Representative(s) in accordance with the terms of the relevant Pari Passu Debt Documents, who will determine (consulting with each other as required) the appropriate share of the relevant Hedging Liabilities to be acquired by each such Purchasing Senior Secured Creditor and who shall inform each such Purchasing Senior Secured Creditor accordingly. Furthermore, the Senior Secured Notes Trustee or the Pari Passu Debt Representative(s) (as applicable) shall promptly inform the relevant Hedge Counterparty(ies) of the Purchasing Senior Secured Creditors intention to require the Hedge Transfer.

4.	HEDGE COUNTERPARTIES AND HEDGING LIABILITIES

4.1	Identity of Hedge Counterparties

(a)	Subject to paragraph (b) below, no person providing hedging arrangements to any Debtor shall be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities arising in relation to those hedging arrangements nor shall those liabilities be treated as Hedging Liabilities unless that person is or becomes a Party as a Hedge Counterparty in accordance with this Agreement.

(b)	Paragraph (a) above shall not apply to a Hedging Ancillary Lender.

4.2	Restriction on Payment: Hedging Liabilities

Prior to the later of (a) the Senior Lender Discharge Date; (b) the Senior Secured Notes Discharge Date; and (c) the Pari Passu Debt Discharge Date, the Debtors shall not, and the Company shall procure that no other member of the Group will, make any Payment of the Hedging Liabilities at any time unless:

(a)	that Payment is permitted under Clause 4.3 (Permitted Payments: Hedging Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 4.9 (Permitted Enforcement: Hedge Counterparties).

4.3	Permitted Payments: Hedging Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments to any Hedge Counterparty in respect of the Hedging Liabilities then due to that Hedge Counterparty under any Hedging Agreement in accordance with the terms of that Hedging Agreement:

(i)	if the Payment is a scheduled Payment arising under the relevant Hedging Agreement;

(ii)	to the extent that the relevant Debtor’s obligation to make the Payment arises as a result of the operation of:

(A)	any of sections 2(d) (Deduction or Withholding for Tax), 2(e) (Default Interest; Other Amounts), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments) and 11 (Expenses) of the 1992 ISDA Master Agreement (if the Hedging Agreement is based on a 1992 ISDA Master Agreement);

(B)	any of sections 2(d) (Deduction or Withholding for Tax), 8(a) (Payment in the Contractual Currency), 8(b) (Judgments), 9(h)(i) (Prior to Early Termination) and 11 (Expenses) of the 2002 ISDA Master Agreement of that Hedging Agreement (if the Hedging Agreement is based on a 2002 ISDA Master Agreement); or

(C)	any provision of a Hedging Agreement which is similar in meaning and effect to any provision listed in paragraphs (A) or (B) above (if the Hedging Agreement is not based on an ISDA Master Agreement);

(iii)	without prejudice to paragraph (viii) below, to the extent that the relevant Debtor’s obligation to make the Payment arises from a Non-Credit Related Close-Out;

(iv)	to the extent that:

(A)	the relevant Debtor’s obligation to make the Payment arises from a Credit Related Close-Out in relation to that Hedging Agreement; and

(B)	no Senior Default, Senior Secured Notes Default or Pari Passu Debt Default is continuing at the time of the Payment;

(v)	if the Payment is a Payment pursuant to Clause 17.1 (Order of Application of Group Recoveries);

(vi)	if the Majority Senior Creditors give prior Consent to the Payment being made;

(vii)	if:

(A)	the Payment arises from an amendment or waiver permitted under Clause 4.6 (Amendments and Waivers: Hedging Agreements) or a close-out or termination permitted under paragraphs (d) or (e) of Clause 4.12 (Terms of Hedging Agreements); or

(B)	the Payment arises from a close-out or termination arising as a result of an Event of Default in respect of which the Hedge Counterparty is the Defaulting Party occurring under the Hedging Agreement (Event of Default and Defaulting Party being as defined in the ISDA Master Agreement) or an equivalent event (in the case of a Hedging Agreement not based on an ISDA Master Agreement), in each case provided that no Distress Event has occurred and is continuing;

(viii)	if the Debtor’s obligation to make the Payment arises as a result of a close-out or termination arising as a result of the relevant Debtor terminating or closing-out the relevant Hedging Agreement as a result of:

(A)	in relation to a Hedging Agreement which is based on the 1992 ISDA Master Agreement:

I.	an Illegality or Tax Event or Tax Event Upon Merger (each as defined in the 1992 ISDA Master Agreement); or

II.	an event similar in meaning and effect to a Force Majeure Event (as defined in paragraph (B) below),

has occurred in respect of that Hedging Agreement;

(B)	in relation to a Hedging Agreement which is based on the 2002 ISDA Master Agreement, an Illegality or Tax Event, Tax Event Upon Merger or a Force Majeure Event (each as defined in the 2002 ISDA Master Agreement) has occurred in respect of that Hedging Agreement;

(C)	in relation to a Hedging Agreement which is not based on an ISDA Master Agreement, any event similar in meaning and effect to an event described in paragraphs (A) or (B) above has occurred in respect of that Hedging Agreement; or

(D)	a Termination Event (other than a Termination Event described in paragraphs (A) and (B) above) in respect of which the Hedge Counterparty is the Affected Party (Termination Event and Affected Party being as defined in the relevant Hedging Agreement, in the case of a Hedging Agreement based on an ISDA Master Agreement) or an equivalent termination event (in the case of a Hedging Agreement not based on an ISDA Master Agreement), in each case provided that no Distress Event has occurred and is continuing; or

(ix)	if the Payment arises from a close-out or termination in whole or in part required pursuant to Clause 4.16 (Terminations of Offsetting Swaps).

(b)	No Payment may be made to a Hedge Counterparty under paragraph (a) above if:

(i)	any scheduled Payment due from that Hedge Counterparty to a Debtor under a Hedging Agreement to which they are both party is due and unpaid; or

(ii)	an Acceleration Event or an Insolvency Event has occurred, except from Group Recoveries distributed in accordance with Clause 17 (Application of Proceeds).

For the avoidance of doubt, no Payment will be due and unpaid by a Hedge Counterparty if a Hedge Counterparty is entitled to withhold any payment pursuant to section 2(a)(iii) of the ISDA Master Agreement or any provision similar in meaning and effect to section 2(a)(iii) of the ISDA Master Agreement (in the case of a Hedging Agreement not based on an ISDA Master Agreement).

(c)	Failure by a Debtor to make a Payment to a Hedge Counterparty which results solely from the operation of paragraph (b) above shall, without prejudice to Clause 4.4 (Payment obligations continue), not result in a default (however described) in respect of that Debtor under that Hedging Agreement or any other Secured Debt Document.

(d)	Nothing in this Agreement obliges a Hedge Counterparty to make a payment to a Debtor under a Hedging Agreement to which they are both party if any scheduled Payment due from that Debtor to the Hedge Counterparty under that Hedging Agreement is due and unpaid. For the avoidance of doubt, this provision shall not affect any Payment which is due from a Hedge Counterparty to a Debtor as a result of a Hedging Agreement to which they are both a party being terminated or closed-out.

4.4	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 4.2 (Restriction on Payment: Hedging Liabilities) and 4.3 (Permitted Payments: Hedging Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

4.5	No acquisition of Hedging Liabilities

Without prejudice to Clause 4.6 (Amendments and Waivers: Hedging Agreements), following a Distress Event the Debtors shall not, and the Company shall procure that no other member of the Group will:

(a)	enter into any Liabilities Acquisition; or

(b)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any of the Hedging Liabilities unless the prior Consent of the Majority Senior Creditors is obtained.

4.6	Amendments and Waivers: Hedging Agreements

(a)	Subject to paragraph (b) below and Clause 4.14 (No Outstanding Transactions), the Hedge Counterparties and the Debtors may not, at any time, amend or waive any term of the Hedging Agreements.

(b)	A Hedge Counterparty and a Debtor may, by mutual agreement, amend or waive any term of a Hedging Agreement to which they are a party in accordance with the terms of that Hedging Agreement if:

(i)	that amendment or waiver does not breach another term of this Agreement; and

(ii)	such amendment or waiver would not result in a breach of the terms of the Senior Facilities Agreement, the Senior Secured Notes Indenture(s) or the Pari Passu Debt Documents.

4.7	Security: Hedge Counterparties

The Hedge Counterparties may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss from any Debtor, any member of the Group or any Security Grantor in respect of the Hedging Liabilities other than:

(a)	Common Transaction Security and (to the extent applicable) the Transaction Security granted under the Pre-Effective Date Security Documents;

(b)	any guarantee, indemnity or other assurance against loss contained in:

(i)	the form of the Senior Facilities Agreement as at the Effective Date;

(ii)	this Agreement;

(iii)	any Common Assurance; or

(iv)	the relevant Hedging Agreement no greater in extent than any of those referred to in paragraphs (i) and (iii) above;

(c)	as otherwise contemplated by Clause 3.3 (Security and guarantees: Senior Secured Creditors); and

(d)	the indemnities contained in the ISDA Master Agreements (in the case of a Hedging Agreement which is based on an ISDA Master Agreement) or any indemnities which are similar in meaning and effect to those indemnities (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement).

4.8	Restriction on Enforcement: Hedge Counterparties

Subject to Clause 4.9 (Permitted Enforcement: Hedge Counterparties) and Clause 4.10 (Required Enforcement: Hedge Counterparties) and without prejudice to each Hedge Counterparty’s rights under Clauses 15.2 (Enforcement instructions) and 15.3 (Manner of enforcement), the Hedge Counterparties shall not take any Enforcement Action in respect of any of the Hedging Liabilities or any of the hedging transactions under any of the Hedging Agreements at any time.

4.9	Permitted Enforcement: Hedge Counterparties

(a)	To the extent it is able to do so under the relevant Hedging Agreement, a Hedge Counterparty may terminate or close-out in whole or in part any hedging transaction under that Hedging Agreement prior to its stated maturity:

(i)	if, prior to a Distress Event, the Company has certified to that Hedge Counterparty that the termination or close-out would not result in a breach of any of the following: (A) the Senior Facilities Agreement; (B) the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding; or (C) the Pari Passu Debt Documents pursuant to which any Pari Passu Debt remains outstanding;

(ii)	if a Distress Event has occurred;

(iii)	if:

(A)	in relation to a Hedging Agreement which is based on the 1992 ISDA Master Agreement:

I.	an Illegality or Tax Event or Tax Event Upon Merger (each as defined in the 1992 ISDA Master Agreement); or

II.	an event similar in meaning and effect to a Force Majeure Event (as defined in paragraph (B) below),

has occurred in respect of that Hedging Agreement;

(B)	in relation to a Hedging Agreement which is based on the 2002 ISDA Master Agreement, an Illegality or Tax Event, Tax Event Upon Merger or a Force Majeure Event (each as defined in the 2002 ISDA Master Agreement) has occurred in respect of that Hedging Agreement; or

(C)	in relation to a Hedging Agreement which is not based on an ISDA Master Agreement, any event similar in meaning and effect to an event described in paragraphs (A) or (B) above has occurred in respect of that Hedging Agreement;

(iv)	an Event of Default has occurred under paragraphs (f) or (g) of Section 8.01 of the Senior Facilities Agreement or any equivalent provision in any other Secured Debt Document (other than a Hedging Agreement) which is similar in meaning and effect, in relation to a Debtor that is a party to that Hedging Agreement;

(v)	the obligations owing by any Debtor under the relevant Hedging Agreement cease to be secured by substantially the same Security as that which secures any other Senior Secured Liabilities on a pari passu basis (or, if there are no other Senior Secured Liabilities outstanding at the time, by the Security which secured such other Senior Secured Liabilities immediately prior to their discharge); or

(vi)	on or immediately following the later to occur of the Senior Lender Discharge Date, the Pari Passu Debt Discharge Date and the Senior Secured Notes Discharge Date.

(b)	If a Debtor has defaulted on any Payment due under a Hedging Agreement (after allowing any applicable notice or grace periods) and the default has continued unwaived for more than five Business Days after notice of that default has been given by the relevant Hedge Counterparty to the relevant Debtor and to the Security Agent pursuant to paragraph (l) of Clause 25.3 (Notification of prescribed events), the relevant Hedge Counterparty:

(i)	may, to the extent it is able to do so under the relevant Hedging Agreement, terminate or close-out in whole or in part all hedging transactions under that Hedging Agreement; and

(ii)	until such time as the Security Agent has given notice to that Hedge Counterparty that the Transaction Security is being enforced (or that any formal steps are being taken to enforce the Transaction Security), shall be entitled to exercise any right it might otherwise have to sue for, commence or join legal or arbitration proceedings against any Debtor to recover any Hedging Liabilities due under that Hedging Agreement.

(c)	After the occurrence of an Insolvency Event in relation to any Debtor or any member of the Group, each Hedge Counterparty shall be entitled to exercise any right it may otherwise have in respect of that Debtor or member of the Group to:

(i)	prematurely close-out or terminate any Hedging Liabilities of that Debtor or member of the Group;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that Debtor or member of the Group in respect of any Hedging Liabilities;

(iii)	exercise any right of set-off or take or receive any Payment in respect of any Hedging Liabilities of that Debtor or member of the Group; or

(iv)	claim and prove in the liquidation of that Debtor or member of the Group for the Hedging Liabilities owing to it.

4.10	Required Enforcement: Hedge Counterparties

(a)	Subject to paragraph (b) below, a Hedge Counterparty shall promptly (if it is entitled to) terminate or close-out in full all hedging transactions under all of the Hedging Agreements to which it is party prior to their stated maturity, following:

(i)	the occurrence of a Senior Acceleration Event, a Pari Passu Debt Acceleration Event or a Senior Secured Notes Acceleration Event and delivery to it of a notice from the Security Agent that that Senior Acceleration Event, Pari Passu Debt Acceleration Event or Senior Secured Notes Acceleration Event (as applicable) has occurred; and

(ii)	delivery to it of a subsequent notice from the Security Agent (acting on the instructions of an Instructing Group) instructing it to do so.

(b)	Paragraph (a) above shall not apply to the extent that that Senior Acceleration Event, Pari Passu Debt Acceleration Event or Senior Secured Notes Acceleration Event (as applicable) occurred as a result of an arrangement made between any Debtor and any Senior Secured Creditor with the purpose of bringing about that Senior Acceleration Event, Pari Passu Debt Acceleration Event or Senior Secured Notes Acceleration Event (as applicable).

(c)	If a Hedge Counterparty is entitled to terminate or close-out any hedging transaction under paragraph (b) of Clause 4.9 (Permitted Enforcement: Hedge Counterparties) (or would have been able to if that Hedge Counterparty had given the notice referred to in that paragraph) but has not terminated or closed out each such hedging transaction, that Hedge Counterparty shall promptly terminate or close-out in full each such hedging transaction following a request to do so by the Security Agent (acting on the instructions of an Instructing Group).

4.11	Treatment of Payments due to Debtors on termination of hedging transactions

(a)	If, on termination of any hedging transaction under any Hedging Agreement occurring after a Distress Event, a settlement amount or other amount (following the application of any Close-Out Netting,

Payment Netting or Inter-Hedging Agreement Netting in respect of that Hedging Agreement) falls due from a Hedge Counterparty to the relevant Debtor then that amount shall be paid by that Hedge Counterparty to the Security Agent, treated as the proceeds of enforcement of the Transaction Security and applied in accordance with the terms of this Agreement.

(b)	The payment of that amount by the Hedge Counterparty to the Security Agent in accordance with paragraph (a) above shall discharge the Hedge Counterparty’s obligation to pay that amount to that Debtor.

4.12	Terms of Hedging Agreements

In the case of each Hedging Agreement entered into after the Effective Date, the Hedge Counterparties (to the extent party to the Hedging Agreement in question) and the Debtors party to the Hedging Agreements shall ensure that, at all times:

(a)	each Hedging Agreement documents only Offsetting Swaps and/or other hedging transactions permitted or not prohibited by the terms of the Senior Finance Documents, the Pari Passu Debt Documents, the Senior Secured Notes Finance Documents and the Second Lien Finance Documents, provided that this paragraph (a) applies only to Debtors;

(b)	each Hedging Agreement is based on or incorporates by reference either (i) an ISDA Master Agreement or (ii) another framework agreement which is similar in effect to an ISDA Master Agreement;

(c)	in the event of a termination of the hedging transaction entered into under a Hedging Agreement, whether as a result of:

(i)	a Termination Event or an Event of Default, each as defined in the relevant Hedging Agreement (in the case of a Hedging Agreement which is based on an ISDA Master Agreement); or

(ii)	an event similar in meaning and effect to either of those described in paragraph (i) above (in the case of a Hedging Agreement which is not based on an ISDA Master Agreement),

that Hedging Agreement will:

(A)	if it is based on a 1992 ISDA Master Agreement, provide for payments under the “Second Method” and will make no material amendment to section 6(e) (Payments on Early Termination) of the ISDA Master Agreement;

(B)	if it is based on a 2002 ISDA Master Agreement, make no material amendment to the provisions of section 6(e) (Payments on Early Termination) of the ISDA Master Agreement; or

(C)	if it is not based on an ISDA Master Agreement, provide for any other method the effect of which is that the party to which that event is referable will be entitled to receive payment under the relevant termination provisions if the net replacement value of all terminated transactions entered into under that Hedging Agreement is in its favour;

(d)	each Hedging Agreement will provide that the relevant Hedge Counterparty will be entitled to designate an Early Termination Date (as defined in the relevant ISDA Master Agreement) or otherwise be able to terminate each transaction under such Hedging Agreement if so required pursuant to Clause 4.10 (Required Enforcement: Hedge Counterparties);

(e)	each Hedging Agreement will permit (but shall not require) the relevant Debtor to exercise its rights provided for in (and in accordance with) Clause 4.13 (Termination of Hedging); and

(f)	each Hedging Agreement states that it is a Hedging Agreement for the purposes of this Agreement.

4.13	Termination of Hedging

Each Debtor shall have the right (but not the obligation) to:

(a)	terminate and cancel any Hedging Agreement upon 5 Business Days prior written notice to the relevant Hedge Counterparty (with a copy to the Security Agent), provided that there are no outstanding hedging transactions thereunder;

(b)	terminate (in full or in part) any transaction under a Hedging Agreement with the prior written consent of the relevant Hedge Counterparty, provided that no Senior Default, Senior Secured Notes Default or Pari Passu Debt Default has occurred and is continuing at such time; and/or

(c)	notwithstanding (b) above, terminate in full (or in part) any transaction under a Hedging Agreement if at any time the financial indebtedness underlying such transaction has been reduced and the Debtor party to that Hedging Agreement gives notice to the relevant Hedge Counterparty specifying that there has been a reduction of financial indebtedness and the Debtor has elected to terminate the transactions entered into to hedge risks in relation to such financial indebtedness (each such transaction, a Relevant Transaction). Only a portion of each outstanding Relevant Transaction shall be treated as an Affected Transaction under and as defined in the relevant Hedging Agreement, such portion being a percentage of the Relevant Transaction equal to the percentage by which the relevant financial indebtedness has been reduced.

4.14	No Outstanding Transactions

If a Hedging Agreement is terminated by the relevant Debtor in circumstances where there are no outstanding transactions thereunder, as provided for in paragraph (a) of Clause 4.13 (Termination of Hedging), the Hedge Counterparty to that Hedging Agreement shall immediately cease to be a Hedge Counterparty in respect of that Hedging Agreement for the purposes of this Agreement and shall be discharged from further obligations to the Parties under this Agreement in respect of that Hedging Agreement and their respective rights against one another in respect of that Hedging Agreement shall be cancelled (except in each case for those rights which arose prior to such termination).

4.15	Offsetting Swaps

A Debtor may enter into a secured hedging transaction (an Offsetting Swap) with a Hedge Counterparty that has the economic effect of fully offsetting the mark to market movements of all or part of an existing hedging transaction under a Hedging Agreement (each an Existing Unmatured Hedge).

4.16	Terminations of Offsetting Swaps

The Debtor shall, and the Company shall procure that the Debtor shall, promptly terminate a proportion of any Offsetting Swap upon the termination or close-out of the corresponding Existing Unmatured Hedge, such proportion to be equal to the proportion of such Existing Unmatured Hedge that has been terminated.

5.	ISSUE OF SENIOR SECURED NOTES

(a)	The Company shall procure that no member of the Group shall enter into any Senior Secured Notes Indenture or issue any Senior Secured Notes unless such Senior Secured Notes (and the incurrence of any financial indebtedness thereunder) are permitted or not prohibited by this Agreement, the Senior Facilities Agreement, any other Senior Secured Notes Finance Documents, any Pari Passu Debt Documents and any Second Lien Finance Documents then outstanding.

(b)	No Debtor may enter into a Senior Secured Notes Indenture unless the prior written consent of the Security Agent to act as security trustee for the holders of the Senior Secured Notes thereunder has been obtained (not to be unreasonably withheld or delayed).

6.	ENTRY INTO PARI PASSU DEBT DOCUMENTS

(a)	No Debtor shall enter into any Pari Passu Debt Documents unless such Pari Passu Debt Documents (and the incurrence of any financial indebtedness thereunder) are permitted or not prohibited by this

Agreement, the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, any other Pari Passu Debt Documents and any Second Lien Finance Documents then outstanding.

(b)	No Debtor may enter into a Pari Passu Debt Document unless the prior written consent of the Security Agent to act as security trustee for the holders of the Pari Passu Debt thereunder has been obtained (not to be unreasonably withheld or delayed).

7.	SECOND LIEN CREDITORS AND SECOND LIEN LIABILITIES

7.1	Entry into Second Lien Finance Documents

(a)	No Debtor shall enter into any Second Lien Finance Documents or incur any Second Lien Liabilities unless such Second Lien Finance Documents (and the incurrence of any financial indebtedness thereunder) are permitted or not prohibited by this Agreement, the Senior Facilities Agreement, the Senior Secured Notes Finance Documents, any Pari Passu Debt Documents and any other Second Lien Finance Documents then outstanding.

(b)	No Debtor may enter into any Second Lien Finance Document unless the prior written consent of the Security Agent to act as security trustee for the holders of the Second Lien Liabilities thereunder has been obtained (not to be unreasonably withheld or delayed).

7.2	Amendments and waivers: Second Lien Creditors

(a)	Subject to paragraph (b) below, the Second Lien Creditors may amend or waive the terms of the Second Lien Finance Documents (other than this Agreement or any Security Document) in accordance with their terms at any time.

(b)	Prior to the Senior Secured Discharge Date, the Second Lien Creditors may not amend or waive the terms of the Second Lien Finance Documents without the prior consent of the Majority Senior Lenders and (to the extent otherwise prohibited under (i) the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes are outstanding or (ii) the Pari Passu Debt Documents pursuant to which any Pari Passu Debt is outstanding) the relevant Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) if the amendment or waiver would result in the Second Lien Finance Documents not being in compliance with the terms of the Senior Facilities Agreement, the Senior Secured Notes Indenture(s) and/or the Pari Passu Debt Documents or a Second Lien Finance Document being inconsistent in any material respect with the Second Lien Major Terms.

(c)	Notwithstanding the foregoing, nothing in this Clause 7.2 shall prevent the waiver of any breach of, or the relaxation of the terms of, any of the covenants in any Second Lien Finance Documents.

7.3	Designation of Second Lien Finance Documents

The Second Lien Representatives and the Company shall not designate a document a “Second Lien Finance Document” for the purposes of any Second Lien Facilities Agreement or any Second Lien Notes without the prior consent of the Majority Senior Lenders and (to the extent otherwise prohibited under (a) the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes are outstanding or (b) the Pari Passu Debt Documents pursuant to which any Pari Passu Debt is outstanding) the relevant Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) if the effect of that designation would have the equivalent effect as any amendment or waiver of the Second Lien Finance Documents that would otherwise require their consent under Clause 7.2 (Amendments and waivers: Second Lien Creditors).

7.4	Security and guarantees: Second Lien Creditors

At any time prior to the Senior Secured Discharge Date, the Second Lien Creditors may not take, accept or receive from any Debtor, any member of the Group or any Security Grantor the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Second Lien Liabilities other than:

(a)	the Common Transaction Security;

(b)	any guarantee, indemnity or other assurance against loss contained in:

(i)	this Agreement; or

(ii)	any Common Assurance; and

(c)	as otherwise contemplated by Clause 3.3 (Security and guarantees: Senior Secured Creditors),

unless the prior consent of the Majority Senior Lenders, the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) is obtained.

7.5	Restriction on enforcement: Second Lien Creditors

Subject to Clause 7.6 (Permitted enforcement: Second Lien), no Second Lien Creditor shall be entitled to take any Enforcement Action in respect of any of the Second Lien Liabilities prior to the Senior Discharge Date.

7.6	Permitted enforcement: Second Lien Creditors

(a)	Each Second Lien Creditor may take Enforcement Action available to it but for Clause 7.5 (Restriction on enforcement: Second Lien Creditors) in respect of any of the Second Lien Liabilities if at the same time as, or prior to, that action:

(i)	a Senior Acceleration Event has occurred in which case each Second Lien Creditor may take the same Enforcement Action (but in respect of the Second Lien Liabilities) as constitutes that Senior Acceleration Event;

(ii)	a Second Lien Representative has given notice (a Second Lien Enforcement Notice) to the Security Agent specifying that an Event of Default under any Second Lien Finance Document in respect of which it is an agent, representative or trustee has occurred and is continuing and:

(A)	a period (a Second Lien Standstill Period) of not less than 120 days or, if any Second Lien Notes Liabilities are outstanding, 179 days has elapsed from the date on which that Second Lien Enforcement Notice becomes effective in accordance with Clause 26.4 (Delivery); and

(B)	that Event of Default is continuing at the end of the Second Lien Standstill Period; or

(iii)	the Majority Senior Lenders, the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) have given their prior consent.

(b)	After the occurrence of an Insolvency Event in relation to any Debtor or any member of the Group, each Second Lien Creditor may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Second Lien Creditor in accordance with Clause 12.5 (Filing of claims)) exercise any right they may otherwise have against that Debtor or member of the Group to:

(i)	accelerate any of that Debtor or member of the Group’s Second Lien Liabilities or declare them prematurely due and payable or payable on demand;

(ii)	make a demand under any guarantee, indemnity or other assurance against loss given by that Debtor or member of the Group in respect of any Second Lien Liabilities;

(iii)	exercise any right of set–off or take or receive any Payment or claim in respect of any Second Lien Liabilities of that Debtor or member of the Group; or

(iv)	claim and prove in the liquidation of that Debtor or member of the Group for the Second Lien Liabilities owing to it.

(c)	No Second Lien Creditor (whether in the capacity of a secured creditor or an unsecured creditor) shall propose, vote in favour of, or otherwise directly or indirectly support any plan of reorganisation, liquidation or other dispositive restructuring plan that is inconsistent with the priorities or other provisions of this Agreement. Without limiting the generality of the foregoing, no Second Lien Creditor (other than with the prior written consent of the Majority Senior Lenders, the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s)) may (whether in the capacity of a secured creditor or an unsecured creditor) vote in favour of, or otherwise directly or indirectly support any plan, unless such plan (i) pays off, in cash in full, all Senior Liabilities or (ii) such plan is proposed or supported by the requisite number of Majority Senior Lenders, the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s), in accordance with Section 1126(c) of the United States Bankruptcy Code or any similar provision of any other U.S. Bankruptcy Law.

7.7	Option to Purchase: Second Lien Creditors

(a)	Subject to paragraph (b) below, the Second Lien Creditors (or any of them) (the Purchasing Second Lien Creditors) may:

(i)	at any time during a Second Lien Standstill Period;

(ii)	at any time following a Senior Secured Payment Default which is continuing; or

(iii)	following receipt of notice from the Security Agent that a Senior Acceleration Event, Senior Secured Notes Acceleration Event and/or Pari Passu Debt Acceleration Event has occurred,

by giving not less than ten days’ notice to the Security Agent, require the transfer to the Purchasing Second Lien Creditors (or to a nominee or nominees), in accordance with Clause 22.3 (Change of Senior Lender, Pari Passu Creditors, Second Lien Lender and Noteholders), of all, but not part, of the rights, benefits and obligations in respect of the Senior Lender Liabilities, the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities if:

(A)	that transfer is lawful and, subject to paragraph (B) below, otherwise permitted by the terms of the Senior Facilities Agreement (in the case of the Senior Lender Liabilities), the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding (in the case of Senior Secured Notes Liabilities) and the Pari Passu Debt Documents (in the case of Pari Passu Debt Liabilities);

(B)	any conditions relating to such a transfer contained in the Senior Facilities Agreement (in the case of the Senior Lender Liabilities), any Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding (in the case of Senior Secured Notes Liabilities) and the and the Pari Passu Debt Documents (in the case of Pari Passu Debt Liabilities) are complied with, other than:

I.	any requirement to obtain the consent of, or consult with, any Debtor or other member of the Group relating to such transfer, which consent or consultation shall not be required; and

II.	to the extent to which the Purchasing Second Lien Creditors provide cash cover for any Letter of Credit, the consent of the relevant Issuing Bank relating to such transfer;

(C)	the Senior Agent, on behalf of the Senior Lenders, is paid an amount equal to the aggregate of:

I.	any amounts provided as cash cover by the Purchasing Second Lien Creditors for any Letter of Credit (as envisaged in paragraph (B)II above);

II.	all of the Senior Liabilities (other than the Hedging Liabilities) at that time (whether or not due), including all amounts that would have been payable under the Senior Facilities Agreement if the Senior Facilities were being prepaid by the relevant Debtors on the date of that payment; and

III.	all costs and expenses (including legal fees) incurred by the Senior Agent and/or the Senior Lenders as a consequence of giving effect to that transfer;

(D)	the Senior Secured Notes Representative(s), on behalf of the Senior Secured Notes Creditors, are paid an amount equal to the aggregate of:

I.	all of the Senior Secured Notes Liabilities at that time (whether due or not due), including all amounts that would have been payable under the Senior Secured Notes Indenture(s) if it were being redeemed (as applicable) by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Senior Secured Notes Representative(s) and/or the Senior Secured Notes Creditors as a consequence of giving effect to that transfer;

(E)	the Pari Passu Debt Representative(s), on behalf of the Pari Passu Creditors, are paid an amount equal to the aggregate of:

I.	all of the Pari Passu Debt Liabilities at that time (whether due or not due), including all amounts that would have been payable under the Pari Passu Debt Documents if it were being redeemed (as applicable) by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Pari Passu Debt Representative(s) and/or the Pari Passu Creditors as a consequence of giving effect to that transfer;

(F)	as a result of that transfer the Senior Lenders, the Senior Secured Notes Creditors and the Pari Passu Creditors have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(G)	an indemnity is provided from each Purchasing Second Lien Creditor (but, for the avoidance of doubt, this does not include a Second Lien Representative) (or from another third party acceptable to all the Senior Lenders, the Senior Secured Notes Creditors and the Pari Passu Creditors) in a form satisfactory to each Senior Lender, the Senior Secured Notes Creditors and the Pari Passu Creditors in respect of all losses which may be sustained or incurred by any Senior Lender, Senior Secured Notes Creditor or the Pari Passu Creditors in consequence of any sum received or recovered by any Senior Lender, Senior Secured Notes Creditor or the Pari Passu Creditors from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Senior Lender, Senior Secured Notes Creditor or the Pari Passu Creditors for any reason;

(H)	the transfer is made without recourse to, or representation or warranty from, the Senior Lenders, Senior Secured Notes Creditor or the Pari Passu Creditors, except that each Senior Lender, the Senior Secured Notes Creditors and the Pari Passu Creditors shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer; and

(I)	the High Yield Creditors have not exercised their rights under Clause 8.15 (Option to purchase: High Yield Creditors) or, having exercised such rights, have failed to complete the acquisition of the Senior Liabilities, Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities in accordance with Clause 8.15 (Option to purchase: High Yield Creditors).

(b)	Subject to paragraph (b) of Clause 7.8 (Hedge Transfer: Second Lien Creditors), the Second Lien Creditors may only require a Second Lien Creditor Liabilities Transfer if, at the same time, they require a Hedge Transfer in accordance with Clause 7.8 (Hedge Transfer: Second Lien Creditors) and if, for any reason, a Hedge Transfer cannot be made in accordance with Clause 7.8 (Hedge Transfer: Second Lien Creditors), no Second Lien Creditor Liabilities Transfer may be required to be made.

(c)	The Senior Agent shall, at the request of the Purchasing Second Lien Creditors (acting as a whole) notify the Second Lien Creditors of:

(i)	the sum of the amounts described in paragraphs (C)II and (III) of paragraph (a) above; and

(ii)	the amount of each Letter of Credit for which cash cover is to be provided by all the Purchasing Second Lien Creditors (acting as a whole).

(d)	The Senior Secured Notes Representative(s) shall, at the request of the Purchasing Second Lien Creditors, notify the Second Lien Creditors of the sum of amounts described in paragraph (a)(iii)(D) of this Clause 7.7.

(e)	The Pari Passu Debt Representative(s) shall, at the request of the Purchasing Second Lien Creditors, notify the Second Lien Creditors of the sum of amounts described in paragraph (a)(iii)(E) of this Clause7.7.

7.8	Hedge Transfer: Second Lien Creditors

(a)	The Purchasing Second Lien Creditors (acting as a whole) may, by giving not less than ten days’ notice to the Security Agent, require a Hedge Transfer if, either:

(i)	the Purchasing Second Lien Creditors require, at the same time, a transfer of Senior Lender Liabilities, the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities under Clause 7.7 (Option to Purchase: Second Lien Creditors); or

(ii)	the Second Lien Creditors require that Hedge Transfer at any time on or after the Senior Discharge Date,

provided that:

(A)	that transfer is lawful and otherwise permitted by the terms of the Hedging Agreements in which case no Debtor or other member of the Group shall be entitled to withhold its consent to that transfer;

(B)	any conditions (other than the consent of, or any consultation with, any Debtor or other member of the Group) relating to that transfer contained in the Hedging Agreements are complied with;

(C)	each Hedge Counterparty is paid (in the case of a positive number) or pays (in the case of a negative number) an amount equal to the aggregate of (i) the Hedging Purchase Amount in respect of the hedging transactions under the relevant Hedging Agreement at that time and (ii) all costs and expenses (including legal fees) incurred as a consequence of giving effect to that transfer;

(D)	as a result of that transfer, the Hedge Counterparties have no further actual or contingent liability to any Debtor under the Hedging Agreements;

(E)	an indemnity is provided from each Second Lien Creditor (but for the avoidance of doubt this does not include a Second Lien Representative) which is receiving (or for which a nominee is receiving) that transfer (or from another third party acceptable to the relevant Hedge Counterparty) in a form satisfactory to the relevant Hedge Counterparty in respect of all losses which may be sustained or incurred by that Hedge Counterparty in consequence of any sum received or recovered by that Hedge Counterparty being required (or it being alleged that it is required) to be paid back by or clawed back from the Hedge Counterparty for any reason;

(F)	that transfer is made without recourse to, or representation or warranty from, the relevant Hedge Counterparty, except that the relevant Hedge Counterparty shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer; and

(iii)	the High Yield Creditors have not exercised their rights under Clause 8.16 (Hedge Transfer: High Yield Creditors) or, having exercised such rights, have not failed to complete the Hedge Transfer concerned in accordance with Clause 8.16 (Hedge Transfer: High Yield Creditors).

(b)	All the Purchasing Second Lien Creditors (acting as a whole) and any Hedge Counterparty may agree (in respect of the Hedging Agreements (or one or more of them) to which that Hedge Counterparty is a party) that a Hedge Transfer required by all the Purchasing Second Lien Creditors (acting as a whole) pursuant to paragraph (a) above shall not apply to that Hedging Agreement(s) or to the Hedging Liabilities and Hedge Counterparty Obligations under that Hedging Agreement(s).

(c)	If the Purchasing Second Lien Creditors are entitled to require a Hedge Transfer under this Clause 7.8, the Hedge Counterparties shall at the request of the Second Lien Representative(s) provide details of the amounts referred to in paragraph (a)(ii)(C) above.

8.	HIGH YIELD CREDITORS AND HIGH YIELD LIABILITIES

8.1	Issue of High Yield Notes and borrowing of High Yield Loans

Except as otherwise approved in writing by the Majority Senior Lenders, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Second Lien Notes Trustee and the Majority Second Lien Lenders, a HY Issuer shall not (and the Company shall procure that no HY Issuer will) enter into any High Yield Notes Indenture or issue any High Yield Notes and a HY Borrower shall not (and the company shall procure that no HY Borrower will) enter into any High Yield Facilities Agreements or incur any High Yield Facilities and the Company shall procure that no Debtor or member of the Group will enter into a High Yield Guarantee, in each case unless:

(a)	the terms of the High Yield Finance Documents comply with the requirements of the Senior Facilities Agreement, any Second Lien Facilities Agreement and any Second Lien Notes Finance Documents or are otherwise approved by the Majority Senior Lenders, the Majority Second Lien Lenders and/or the Second Lien Notes Trustee (as applicable) and (to the extent otherwise prohibited by the terms of (i) the Senior Secured Notes Indenture(s) or (ii) the Pari Passu Debt Documents) the Senior Secured Notes Representative(s) and/or the Pari Passu Debt Representative(s) (as applicable);

(b)	the High Yield Guarantees comply with the provisions of this Agreement, the Senior Facilities Agreement, any Second Lien Facilities Agreement and any Second Lien Notes Finance Documents or are otherwise approved by the Majority Senior Lenders, the Majority Second Lien Lenders and/or the Second Lien Notes Trustee (as applicable) and (to the extent otherwise prohibited by the terms of (i) the Senior Secured Notes Indenture(s) or (ii) the Pari Passu Debt Documents) the Senior Secured Notes Representative(s) and/or the Pari Passu Debt Representative(s) (as applicable);

(c)	the HY Issuer and the High Yield Notes Trustee or the HY Borrower, the High Yield Agent, any High Yield Lender and each of the High Yield Guarantors execute this Agreement or sign a Debtor Accession Deed (or Creditor Accession Undertaking, as applicable) before or concurrently with the issuance of the High Yield Notes or the borrowing of the High Yield Facilities, as applicable; and

(d)	prior to the later of Senior Secured Discharge Date and the Second Lien Discharge Date, such issue of High Yield Notes or borrowing of High Yield Facilities and the application of the proceeds thereof is not otherwise in breach of the terms of the Senior Facilities Agreement, any Pari Passu Debt Document, any Senior Secured Notes Indenture, any Second Lien Facilities Agreement or any Second Lien Notes Finance Documents and their terms are not inconsistent in any material respects with the High Yield Major Terms.

8.2	Restriction on Payment and dealings: High Yield Liabilities

Until the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, except (to the extent not in compliance with the terms of the Senior Facilities Agreement) with the prior Consent of the Senior Agent under the Senior Facilities Agreement, (to the extent otherwise prohibited under the relevant Senior Secured Notes Finance Document) with the prior consent of the relevant Senior Secured Notes Representative under such Senior Secured Notes Finance Document (to the extent otherwise prohibited under the relevant Pari Passu Debt Documents) with the prior consent of the relevant Pari Passu Debt Representative(s) under the relevant Pari Passu Debt Documents, (to the extent not in compliance with the terms of any Second Lien Facilities Agreement) with the prior consent of the Second Lien Agent under any Second Lien Facilities Agreement, and (to the extent not in compliance with the terms of any Second Lien Notes Finance Document) with the prior consent of the Second Lien Notes Trustee under any Second Lien Notes Finance Document, no HY Issuer, HY Borrower nor any other Debtor shall (and any HY Issuer, any HY Borrower and the Company shall ensure that no other member of the Group will):

(a)	pay, repay, prepay, redeem, acquire or defease any principal, interest or other amount on or in respect of, or make any distribution in respect of, any High Yield Liabilities in cash or in kind or apply any such money or property in or towards discharge of any High Yield Liabilities except as permitted by Clause 8.3 (Permitted High Yield Payments), Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement), Clause 12.5 (Filing of claims) or Clause 19.3 (High Yield Liabilities Refinancing);

(b)	exercise any set-off against any High Yield Liabilities, except as permitted by Clause 8.3 (Permitted High Yield Payments), Clause 8.10 (Restrictions on enforcement by High Yield Finance Party) or Clause 12.5 (Filing of claims); or

(c)	create or permit to subsist any Security over any assets of any Debtor or member of the Group or give any guarantee (and the High Yield Representative(s) may not and no High Yield Creditor may, accept the benefit of any such Security or guarantee) from any Debtor or member of the Group for, or in respect of, any High Yield Liabilities other than the High Yield Guarantees.

8.3	Permitted High Yield Payments

The Debtors may:

(a)	prior to the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, make Payments to the High Yield Creditors in respect of the High Yield Liabilities then due in accordance with the High Yield Finance Documents if the Payment is permitted by or not prohibited by the Senior Facilities Agreement, the Senior Secured Notes Indenture(s) the Pari Passu Debt Documents and any Second Lien Finance Documents; and

(b)	on or after the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, make Payments to the High Yield Creditors in respect of the High Yield Liabilities in accordance with the High Yield Finance Documents.

8.4	Issue of High Yield Payment Stop Notice

(a)	Until the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, except with the prior Consent of the Senior Agent under the Senior Facilities Agreement, (to the extent otherwise prohibited under the Senior Secured Notes Finance Document pursuant to which any Senior Secured Notes are outstanding) with the prior Consent of the relevant Senior Secured Notes Representative(s) under such Senior Secured Notes Finance Documents and (to the extent otherwise prohibited under the relevant Pari Passu Debt Documents pursuant to which any Pari Passu Debt are outstanding) with the prior Consent of the relevant Pari Passu Debt Representative(s) and (to the extent not in compliance with the terms of any Second Lien Facilities Agreement) with the prior Consent of the Second Lien Agent under any Second Lien Facilities Agreement and (to the extent not in compliance with the terms of any Second Lien Notes Finance Document) with the prior consent of the Second Lien Notes Trustee under any Second Lien Notes Finance Document, and subject to Clause 12 (Effect of Insolvency Event), no Debtor or member of the Group may make, and no High Yield Finance Party may receive from any Debtor or member of the Group, any Permitted High Yield Payment (other than High Yield Notes Trustee Amounts and High Yield Agent Liabilities) if:

(i)	a Senior Secured Payment Default and/or a Second Lien Payment Default is continuing; or

(ii)

a Senior Secured Event of Default (other than a Senior Secured Payment Default) and/or a Second Lien Event of Default (other than a Second Lien Payment Default) is continuing, from the date which is one Business Day after the date on which the Senior Agent, the Senior Secured Notes Representative(s), the Second Lien Agent, the Second Lien Notes Trustee or the Pari Passu Debt Representative(s) (as the case may be) delivers a notice (a High Yield Payment Stop Notice) specifying the event or circumstance in relation to that Senior Secured Event of Default or Second

Lien Event of Default (as applicable) to the HY Issuer, the HY Borrower, the Security Agent and the High Yield Representative(s) (as applicable) until the earliest of:

(A)	the date falling 179 days after delivery of that High Yield Payment Stop Notice;

(B)	in relation to payments of High Yield Liabilities, if a High Yield Standstill Period is in effect at any time after delivery of that High Yield Payment Stop Notice, the date on which that High Yield Standstill Period expires;

(C)	the date on which the relevant Senior Secured Event of Default and/or Second Lien Event of Default has been remedied or waived in accordance with the Senior Facilities Agreement, the Secured Debt Documents or the Second Lien Finance Documents (as applicable);

(D)	the date on which each Senior Agent, Second Lien Agent, the Second Lien Notes Trustee, the Pari Passu Debt Representative(s) and Senior Secured Notes Representative(s) which delivered the relevant High Yield Payment Stop Notice delivers a notice to the HY Issuer, the HY Borrower, the Security Agent and the High Yield Representatives(s) (as applicable) cancelling the High Yield Payment Stop Notice; and

(E)	the Senior Secured Discharge Date (in the case of a Senior Secured Event of Default) or the Second Lien Discharge Date (in the case of a Second Lien Event of Default).

(b)	Unless the High Yield Representative(s) waive this requirement:

(i)	a new High Yield Payment Stop Notice may not be delivered unless and until 360 days have elapsed since the delivery of the immediately prior High Yield Payment Stop Notice;

(ii)	no High Yield Payment Stop Notice may be delivered in reliance on a Senior Secured Event of Default more than 45 days after the date the Senior Agent, each Senior Secured Notes Representative and each Pari Passu Debt Representative (as applicable) received notice of that Senior Secured Event of Default; and

(iii)	no High Yield Payment Stop Notice may be delivered in reliance on a Second Lien Event of Default more than 45 days after the date the relevant Second Lien Representative received notice of that Second Lien Event of Default.

(c)	The Senior Agent, the Senior Secured Notes Representative(s) the Pari Passu Debt Representative(s), and the Second Lien Representative(s) may only serve one High Yield Payment Stop Notice with respect to the same event, set of circumstances. Subject to paragraph (b) above, this shall not affect the right of the Senior Agent or the Senior Secured Notes Representative(s) or the Pari Passu Debt Representative(s), and the Second Lien Representative(s) to issue a High Yield Payment Stop Notice in respect of any other event or set of circumstances.

(d)	No High Yield Payment Stop Notice may be served by a Senior Agent or a Senior Secured Notes Representative or the Pari Passu Debt Representative(s) in respect of a Senior Secured Event of Default which had been notified to the Senior Agent, the Senior Secured Notes Representatives and the Pari Passu Debt Representative(s) at the time at which an earlier High Yield Payment Stop Notice was issued.

(e)	No High Yield Payment Stop Notice may be served by a Second Lien Representative in respect of a Second Lien Event of Default which had been notified to that Second Lien Representative at the time at which an earlier High Yield Payment Stop Notice was issued.

(f)	For the avoidance of doubt, this Clause 8.4 (Issue of High Yield Payment Stop Notice):

(i)	acts as a suspension of payment and not as a waiver of the right to receive payment on the date such payments are due;

(ii)	will not prevent the accrual or capitalisation of interest (including default interest) in accordance with the High Yield Finance Documents;

(iii)	will not prevent the payment of any High Yield Notes Trustee Amounts or High Yield Agent Liabilities; and

(iv)	will not prevent the payment of audit fees, directors’ fees, taxes and other proper and incidental expenses required to maintain existence.

8.5	Effect of High Yield Payment Stop Notice, Senior Secured Payment Default or Second Lien Payment Default

Any failure to make a Payment due under the High Yield Finance Documents as a result of the issue of a High Yield Payment Stop Notice or the occurrence of a Senior Secured Payment Default or the occurrence of a Second Lien Payment Default shall not prevent:

(a)	the occurrence of an Event of Default as a consequence of that failure to make a Payment in relation to the relevant High Yield Finance Document; or

(b)	the issue of a High Yield Enforcement Notice on behalf of the High Yield Creditors.

8.6	Payment obligations and capitalisation of interest continue

(a)	No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any High Yield Finance Document by the operation of Clauses 8.2 (Restriction on Payment and dealings: High Yield Liabilities) to and including 8.5 (Effect of High Yield Payment Stop Notice, Senior Secured Payment Default or Second Lien Payment Default) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

(b)	The accrual and capitalisation of interest (if any) in accordance with the High Yield Finance Documents shall continue notwithstanding the issue of a High Yield Payment Stop Notice.

8.7	Cure of Payment Stop: High Yield Creditors

If:

(a)	at any time following the issue of a High Yield Payment Stop Notice or the occurrence of a Senior Secured Payment Default and/or a Second Lien Payment Default, that High Yield Payment Stop Notice ceases to be outstanding and/or (as the case may be) the Senior Secured Payment Default ceases to be continuing; and

(b)	the relevant Debtor then promptly pays to the High Yield Creditors an amount equal to any Payments which had accrued under the High Yield Finance Documents and which would have been Permitted High Yield Payments but for that High Yield Payment Stop Notice or Senior Secured Payment Default and/or a Second Lien Payment Default,

then any Event of Default (including any cross default or similar provision under any other Debt Document) which may have occurred as a result of that suspension of Payments shall be waived and any High Yield Enforcement Notice which may have been issued as a result of that Event of Default shall be waived, in each case without any further action being required on the part of the High Yield Creditors or any other Creditor.

8.8	Amendments and Waivers: High Yield Creditors

(a)	Subject to paragraph (b) below, the High Yield Creditors may amend or waive the terms of the High Yield Finance Documents (other than this Agreement) in accordance with their terms at any time.

(b)

Prior to the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, the High Yield Finance Parties may not, without the Consent of the Majority Senior Lenders, the Majority Second Lien Lenders, (to the extent otherwise prohibited under the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes are outstanding) the relevant Senior Secured Notes Representative(s), (to the extent otherwise prohibited under the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes are outstanding) the relevant Second Lien Representative(s), (to the extent otherwise prohibited under the Pari Passu Debt pursuant to which any Pari Passu Debt is outstanding) the Pari Passu Debt Representative(s) amend or waive the terms of the High Yield Finance Documents if the amendment or waiver would result in the High Yield Finance Documents not being in compliance with the terms of the Senior Facilities Agreement, any Second Lien Facilities Agreement, the Second Lien Notes Indenture(s), the Senior Secured Notes Indenture(s) and/or the Pari Passu Debt Documents or the High Yield Finance Documents being inconsistent in any material respect with the High Yield Major Terms.

8.9	Designation of High Yield Finance Documents

The High Yield Representative(s) and the HY Issuer and/or HY Borrower (as relevant) agree that they will not (and the Company shall procure that no HY Issuer and/or HY Borrower will) designate a document a “High Yield Finance Document” (or equivalent term thereto) for the purposes of the High Yield Notes or the High Yield Facilities (as applicable), without the prior Consent of the Majority Senior Lenders, (to the extent otherwise prohibited under the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding) the relevant Senior Secured Notes Representative(s), (to the extent otherwise prohibited under the Pari Passu Debt pursuant to which any Pari Passu Debt is outstanding) the Pari Passu Debt Representative(s), (to the extent otherwise prohibited under the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes remain outstanding) the relevant Second Lien Notes Trustee and the Majority Second Lien Lenders, if the terms of that document effect a change which would otherwise require the Consent of the Majority Senior Lenders, the Senior Secured Notes Representative(s), the relevant Second Lien Representative(s), the Pari Passu Debt Representative(s) and the Majority Second Lien Lenders under Clause 8.8 (Amendments and Waivers: High Yield Creditors).

8.10	Restrictions on enforcement by High Yield Finance Party

Until the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, except with the prior Consent of or as required by an Instructing Group, no High Yield Finance Party shall take or require the taking of any Enforcement Action in relation to a HY Issuer (in the case of any HY Issuer that is a member of the Group only), a HY Borrower (in the case of a HY Borrower that is a member of the Group only), the High Yield Guarantors and/or a Proceeds Loan, except as permitted under Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement) provided, however, that no such action required by the relevant Agent (as applicable) need be taken except to the extent the relevant Agent is otherwise entitled under this Agreement to direct such action.

8.11	Permitted High Yield Guarantee and Proceed Loan Enforcement

(a)	Subject to Clause 8.14 (Enforcement on behalf of High Yield Finance Parties), the restrictions in Clause 8.10 (Restrictions on enforcement by High Yield Finance Party) will not apply in respect of the High Yield Notes Liabilities of a HY Issuer that is a member of the Group, the High Yield Loan Liabilities of a HY Borrower that is a member of the Group, the High Yield Guarantee Liabilities or any Proceeds Loan, if:

(i)	a High Yield Default (other than solely by reason of a cross-default (other than a cross-default arising from a Senior Secured Payment Default) arising from a Senior Secured Event of Default) (the Relevant High Yield Default) is continuing;

(ii)	the Senior Agent, the Senior Secured Notes Representative(s) the Pari Passu Debt Representative(s) and the Second Lien Representatives have received a written notice of the Relevant High Yield Default specifying the event or circumstance in relation to the Relevant High Yield Default from the relevant High Yield Representative;

(iii)	a High Yield Standstill Period has elapsed or otherwise terminated; and

(iv)	the Relevant High Yield Default is continuing at the end of the relevant High Yield Standstill Period.

(b)	Promptly upon becoming aware of a High Yield Default, the relevant High Yield Representative(s) may by notice (a High Yield Enforcement Notice) in writing notify the Senior Agent, the Senior Secured Notes Representative(s) the Pari Passu Debt Representative(s) and the Second Lien Representatives of the existence of such High Yield Default.

8.12	High Yield Standstill Period

In relation to a Relevant High Yield Default, a High Yield Standstill Period shall mean the period beginning on the date (the High Yield Standstill Start Date) the relevant High Yield Representative(s) serves a High Yield Enforcement Notice on the Senior Agent, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s) and the Second Lien Representatives in respect of such Relevant High Yield Default and ending on the earlier to occur of:

(a)	the date falling 179 days after the High Yield Standstill Start Date (the High Yield Standstill Period);

(b)	the date the Senior Secured Creditors and/or the Second Lien Finance Parties (as applicable) take any Enforcement Action in relation to a particular High Yield Guarantor (or HY Issuer or HY Borrower that is a member of the Group) provided, however, that:

(i)	if a High Yield Standstill Period ends pursuant to this paragraph (b), the High Yield Finance Parties may only take the same Enforcement Action in relation to the High Yield Guarantor (or HY Issuer or HY Borrower that is a member of the Group) as the Enforcement Action taken by the Senior Secured Creditors and/or the Second Lien Finance Parties (as applicable) against such High Yield Guarantor (or HY Issuer or HY Borrower that is a member of the Group) and not against any other Debtor or member of the Group; and

(ii)	Enforcement Action for the purpose of this paragraph (b) shall not include action taken to preserve or protect any Security as opposed to realise it;

(c)	the date of an Insolvency Event (other than as a result of any action taken by any High Yield Finance Party) in relation to a particular High Yield Guarantor (or HY Issuer or HY Borrower that is a member of the Group) against whom Enforcement Action is to be taken;

(d)	the expiry of any other High Yield Standstill Period outstanding at the date such first mentioned High Yield Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy);

(e)	the date on which Majority Senior Lenders, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Majority Second Lien Lenders and the Second Lien Notes Trustee(s) give their consent to the termination of the relevant High Yield Standstill Period; and

(f)	a failure to pay the principal amount outstanding on the High Yield Notes or, as applicable, the High Yield Facilities at the final stated maturity of those High Yield Notes or High Yield Facilities.

8.13	Subsequent High Yield Defaults

The High Yield Finance Parties and (if required by the High Yield Finance Parties) the HY Issuer and/or HY Borrower, as applicable, may take Enforcement Action under Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement) in relation to a Relevant High Yield Default even if, at the end of any relevant High Yield Standstill Period or at any later time, a further High Yield Standstill Period has begun as a result of any other High Yield Default.

8.14	Enforcement on behalf of High Yield Finance Parties

If the Security Agent has notified the High Yield Representatives that it is taking steps to enforce Security created pursuant to any Security Document over shares of a HY Issuer that is a member of the Group, a HY Borrower that is a member of the Group or a High Yield Guarantor, no High Yield Notes Finance Party may take any action referred to in Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement) against that HY Issuer that is a member of the Group, that HY Borrower that is a member of the Group or that High Yield Guarantor while the Security Agent is taking steps to enforce that Security in accordance with the instructions of the Instructing Group where such action might be reasonably likely to adversely affect such enforcement or the amount of proceeds to be derived therefrom.

8.15	Option to purchase: High Yield Creditors

(a)	Subject to paragraphs (b) and (c) below, the High Yield Representative(s) (on behalf of one or more High Yield Creditors) may after a Distress Event (other than a Distress Event that is a High Yield Acceleration Event only), by giving not less than ten days’ notice to the Security Agent, require the transfer to the High Yield Creditors (or to a nominee or nominees), in accordance with Clause 22.3 (Change of Senior Lender, Pari Passu Creditors, Second Lien Lender and Noteholders), of all, but not part, of the rights, benefits and obligations in respect of the Senior Lender Liabilities, the Senior Secured Notes Liabilities the Pari Passu Debt Liabilities and the Second Lien Liabilities if:

(i)	that transfer is lawful and subject to paragraph (ii) below, otherwise permitted by the terms of the Senior Facilities Agreement (in the case of the Senior Lender Liabilities), the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding (in the case of the Senior Secured Notes Liabilities) the Pari Passu Debt Documents (in the case of the Pari Passu Debt Liabilities), the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes remain outstanding (in the case of the Second Lien Notes Liabilities) and any Second Lien Facilities Agreement (in the case of the Second Lien Loan Liabilities);

(ii)	any conditions relating to such a transfer contained in the Senior Facilities Agreement (in the case of the Senior Lender Liabilities), the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding (in the case of the Senior Secured Notes Liabilities), the Pari Passu Debt Documents (in the case of the Pari Passu Debt Liabilities), the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes remain outstanding (in the case of the Second Lien Notes Liabilities), and any Second Lien Facilities Agreement (in the case of the Second Lien Loan Liabilities) are complied with, other than:

(A)	any requirement to obtain the Consent of, or consult with, any Debtor or any member of the Group relating to such transfer, which Consent or consultation shall not be required; and

(B)	to the extent to which all the High Yield Creditors (acting as a whole) provide cash cover for any Letter of Credit, the Consent of the relevant Issuing Bank relating to such transfer;

(iii)	(A)	the Senior Agent, on behalf of the Senior Lenders, is paid an amount equal to the aggregate of:

I.	any amounts provided as cash cover by the High Yield Noteholders for any Letter of Credit (as envisaged in paragraph (ii)(B) above);

II.	all of the Senior Liabilities (other than the Hedging Liabilities) at that time (whether or not due), including all amounts that would have been payable under the Senior Facilities Agreement if the Senior Facilities were being prepaid by the relevant Debtors on the date of that payment; and

III.	all costs and expenses (including legal fees) incurred by the Senior Agent and/or the Senior Lenders as a consequence of giving effect to that transfer; and

(B)	the Senior Secured Notes Representative(s), on behalf of the Senior Secured Notes Creditors, are paid an amount equal to the aggregate of:

I.	all of the Senior Secured Notes Liabilities at that time (whether due or not due), including all amounts that would have been payable under the Senior Secured Notes Indenture(s) if it were being redeemed (as applicable) by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Senior Secured Notes Representative(s) and/or the Senior Secured Notes Creditors as a consequence of giving effect to that transfer;

(C)	the Pari Passu Debt Representative(s), on behalf of the Pari Passu Creditors, are paid an amount equal to the aggregate of:

I.	all of the Pari Passu Debt Liabilities at that time (whether due or not due), including all amounts that would have been payable under the Pari Passu Debt

Documents if it were being redeemed (as applicable) by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Pari Passu Debt Representative(s) and/or the Pari Passu Creditors as a consequence of giving effect to that transfer;

(D)	the Second Lien Agent, on behalf of the Second Lien Lenders, is paid an amount equal to the aggregate of:

I.	all of the Second Lien Loan Liabilities at that time (whether or not due), including all amounts that would have been payable under any Second Lien Facilities Agreement if the Second Lien Facilities were being prepaid by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Second Lien Agent and/or the Second Lien Lenders as a consequence of giving effect to that transfer; and

(E)	the Second Lien Notes Trustee, on behalf of the Second Lien Noteholders, is paid an amount equal to the aggregate of:

I.	all of the Second Lien Notes Liabilities at that time (whether or not due), including all amounts that would have been payable under the Second Lien Notes Indenture(s) if it were being redeemed (as applicable) by the relevant Debtors on the date of that payment; and

II.	all costs and expenses (including legal fees) incurred by the Second Lien Notes Trustee and/or the Second Lien Notes Creditors as a consequence of giving effect to that transfer;

(iv)	as a result of that transfer the Senior Lenders, Senior Secured Notes Creditors, the Pari Passu Creditors, the Second Lien Notes Creditors and the Second Lien Lenders have no further actual or contingent liability to any Debtor under the relevant Debt Documents;

(v)	an indemnity is provided from each High Yield Creditor (but, for the avoidance of doubt, this does not include a High Yield Representative) (or from another third party acceptable to all the Senior Lenders, Senior Secured Notes Creditors, the Pari Passu Creditors, the Second Lien Notes Creditors and the Second Lien Lender) in a form reasonably satisfactory to each Senior Lender, Senior Secured Notes Creditor, Pari Passu Creditor, Second Lien Notes Creditor and Second Lien Lender in respect of all losses which may be sustained or incurred by any Senior Lender, Senior Secured Notes Creditor, Pari Passu Creditor, Second Lien Notes Creditor or Second Lien Lender in consequence of any sum received or recovered by any Senior Lender, Senior Secured Notes Creditor, Pari Passu Creditor, Second Lien Notes Creditor or Second Lien Lender from any person being required (or it being alleged that it is required) to be paid back by or clawed back from any Senior Lender, Senior Secured Notes Creditor, Pari Passu Creditor, Second Lien Notes Creditor or Second Lien Lender for any reason; and

(vi)	the transfer is made without recourse to, or representation or warranty from, the Senior Lenders, the Senior Secured Notes Creditors, the Pari Passu Creditors, the Second Lien Notes Creditors or the Second Lien Lenders, except that each Senior Lender, Senior Secured Notes Creditor, Pari Passu Creditor, Second Lien Notes Creditor and Second Lien Lender shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	Subject to paragraph (b) of Clause 8.16 (Hedge Transfer: High Yield Creditors), the High Yield Representatives (on behalf of all the High Yield Creditors) may only require a Senior Secured Creditor Liabilities Transfer and a Second Lien Creditor Liabilities Transfers if, at the same time, they require a Hedge Transfer in accordance with Clause 8.16 (Hedge Transfer: High Yield Creditors) and if, for any reason, a Hedge Transfer cannot be made in accordance with Clause 8.16 (Hedge Transfer: High Yield Creditors), no Senior Secured Creditor Liabilities Transfer or Second Lien Creditor Liabilities Transfer may be required to be made.

(c)	At the request of the High Yield Representative(s) (on behalf of all the High Yield Creditors):

(i)	the Senior Agent shall notify the High Yield Creditors of:

(A)	the sum of the amounts described in paragraphs 8.15(a)(iii)(A)II) and (III); and

(B)	the amount of each Letter of Credit for which cash cover is to be provided by all the High Yield Creditors (acting as a whole);

(ii)	the Senior Secured Notes Representative(s) shall notify the High Yield Creditors of the sum of amounts described in paragraphs (a)(iii)(B)(I) and (II);

(iii)	the Pari Passu Debt Representative(s) shall notify the High Yield Creditors of the sum of amounts described in paragraphs (a)(iii)(C)(I)) and (II); and

(iv)	the relevant Second Lien Representative shall notify the High Yield Creditors of:

(A)	the sum of the amounts described in paragraphs (a)(iii)(D)I and II above; and

(B)	the sum of the amounts described in paragraphs (a)(iii)(E)I and (II) above.

8.16	Hedge Transfer: High Yield Creditors

(a)	The High Yield Representative(s) (on behalf of one or more High Yield Creditors, acting as a whole) may, by giving not less than ten days’ notice to the Security Agent, require a Hedge Transfer:

(i)	if either:

(A)	the relevant High Yield Creditors require, at the same time, a Senior Secured Creditor Liabilities Transfer and a Second Lien Creditor Liabilities Transfer under Clause 8.15 (Option to purchase: High Yield Creditors); or

(B)	the relevant High Yield Creditors (acting as a whole) require that Hedge Transfer at any time on or after the later of the Senior Lender Discharge Date, the Senior Secured Notes Discharge Date and the Pari Passu Debt Discharge Date and the Second Lien Discharge Date; and

(ii)	if:

(A)	that transfer is lawful and otherwise permitted by the terms of the Hedging Agreements in which case no Debtor or member of the Group shall be entitled to withhold its Consent to that transfer;

(B)	any conditions (other than the Consent of, or any consultation with, any Debtor or member of the Group) relating to that transfer contained in the Hedging Agreements are complied with;

(C)	each Hedge Counterparty is paid (in the case of a positive number) or pays (in the case of a negative number) an amount equal to the aggregate of (I) the Hedging Purchase Amount in respect of the hedging transactions under the relevant Hedging Agreement at that time and (II) all costs and expenses (including legal fees) incurred by such Hedge Counterparty as a consequence of giving effect to that transfer;

(D)	as a result of that transfer, the Hedge Counterparties have no further actual or contingent liability to any Debtor under the Hedging Agreements;

(E)	an indemnity is provided from each High Yield Creditor (but for the avoidance of doubt this does not include a High Yield Representative) which is receiving (or for which a nominee is receiving) that transfer (or from another third party acceptable to the relevant Hedge Counterparty) in a form reasonably satisfactory to the relevant Hedge Counterparty in respect of all losses which may be sustained or incurred by that Hedge Counterparty in consequence of any sum received or recovered by that Hedge Counterparty being required (or it being alleged that it is required) to be paid back by or clawed back from the Hedge Counterparty for any reason; and

(F)	that transfer is made without recourse to, or representation or warranty from, the relevant Hedge Counterparty, except that the relevant Hedge Counterparty shall be deemed to have represented and warranted on the date of that transfer that it has the corporate power to effect that transfer and it has taken all necessary action to authorise the making by it of that transfer.

(b)	The High Yield Representative(s) (acting on behalf of the relevant High Yield Creditors,) and any Hedge Counterparty may agree (in respect of the Hedging Agreements (or one or more of them) to which that Hedge Counterparty is a party) that a Hedge Transfer required by any High Yield Creditors pursuant to paragraph (a) above shall not apply to that Hedging Agreement(s) or to the Hedging Liabilities and Hedge Counterparty Obligations under that Hedging Agreement(s).

(c)	If the High Yield Representative(s) are entitled to require a Hedge Transfer under this Clause 8.16, the Hedge Counterparties shall at the request of the High Yield Representative(s) provide details of the amounts referred to in paragraph (a)(ii)(C) above.

9.	UNSECURED CREDITORS AND UNSECURED LIABILITIES

9.1	Issue of Unsecured Notes and borrowing of Unsecured Loans

Except as otherwise approved in writing by the Majority Senior Lenders, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Second Lien Notes Trustee, the Majority Second Lien Lenders, the High Yield Notes Trustee and the Majority High Yield Lenders, an Unsecured Issuer shall not (and the Company shall procure that no Unsecured Issuer will) enter into any Unsecured Notes Indenture or issue any Unsecured Notes and an Unsecured Borrower shall not (and the company shall procure that no Unsecured Borrower will) enter into any Unsecured Facilities Agreements or incur any Unsecured Facilities and the Company shall procure that no Debtor or member of the Group will enter into an Unsecured Guarantee, in each case unless:

(a)	the terms of the Unsecured Finance Documents comply with the requirements of the Senior Facilities Agreement, any Second Lien Facilities Agreement, any Second Lien Notes Finance Documents, any High Yield Facilities Agreement and any High Yield Notes Finance Documents or are otherwise approved by the Majority Senior Lenders, the Majority Second Lien Lenders, the Second Lien Notes Trustee, the Majority High Yield Lenders and/or the High Yield Notes Trustee (as applicable) and (to the extent otherwise prohibited by the terms of (i) the Senior Secured Notes Indenture(s) or (ii) the Pari Passu Debt Documents) the Senior Secured Notes Representative(s) and/or the Pari Passu Debt Representative(s) (as applicable);

(b)	the Unsecured Guarantees comply with the provisions of this Agreement, the Senior Facilities Agreement, any Second Lien Facilities Agreement, any Second Lien Notes Finance Documents, any High Yield Facilities Agreement and any High Yield Notes Finance Documents or are otherwise approved by the Majority Senior Lenders, the Majority Second Lien Lenders, the Second Lien Notes Trustee, the Majority High Yield Lenders and/or the High Yield Notes Trustee (as applicable) and (to the extent otherwise prohibited by the terms of (i) the Senior Secured Notes Indenture(s) or (ii) the Pari Passu Debt Documents) the Senior Secured Notes Representative(s) and/or the Pari Passu Debt Representative(s) (as applicable);

(c)	the Unsecured Issuer, the Unsecured Notes Trustee, the Unsecured Borrower, the Unsecured Agent, any Unsecured Lender and each of the Unsecured Guarantors execute this Agreement or sign a Debtor Accession Deed (or Creditor Accession Undertaking, as applicable) before or concurrently with the issuance of the Unsecured Notes or the borrowing of the Unsecured Facilities; and

(d)	prior to the latest of Senior Secured Discharge Date, the Second Lien Discharge Date and the High Yield Discharge Date, such issue of Unsecured Notes or borrowing of Unsecured Facilities and the application of the proceeds thereof is not otherwise in breach of the terms of the Senior Facilities Agreement, any Pari Passu Debt Document, any Senior Secured Notes Indenture, any Second Lien Facilities Agreement, any Second Lien Notes Finance Documents, any High Yield Facilities Agreement or any High Yield Notes Finance Document and their terms are not inconsistent in any material respects with the Unsecured Major Terms.

9.2	Permitted Unsecured Payments

Subject to Clause 9.3 (Restriction on Payment and dealings during Unsecured Standstill Period: Unsecured Liabilities) below, the Debtors may make Payments to the Unsecured Creditors in respect of the Unsecured Liabilities in accordance with the Unsecured Finance Documents.

9.3	Restriction on Payment and dealings during Unsecured Standstill Period: Unsecured Liabilities

Until the later of the Senior Secured Discharge Date, the Second Lien Discharge Date and the High Yield Discharge Date, no Unsecured Issuer, Unsecured Borrower nor any other Debtor shall (and any Unsecured Issuer, any Unsecured Borrower and the Company shall ensure that no other member of the Group will), during an Unsecured Standstill Period:

(a)	pay, repay, prepay, redeem, acquire or defease any principal, interest or other amount on or in respect of, or make any distribution in respect of, any Unsecured Liabilities in cash or in kind or apply any such money or property in or towards discharge of any Unsecured Liabilities (except as permitted by Clause 12.5 (Filing of claims) and Clause 9.6 (Restrictions on enforcement by Unsecured Finance Party);

(b)	exercise any set-off against any Unsecured Liabilities (except as permitted by Clause 12.5 (Filing of claims) and Clause 9.6 (Restrictions on enforcement by Unsecured Finance Party); or

(c)	give any guarantee (and the Unsecured Representative(s) may not and no Unsecured Creditor may, accept the benefit of any such guarantee) from any Debtor or member of the Group for, or in respect of, any Unsecured Liabilities other than the Unsecured Guarantees.

9.4	Amendments and Waivers: Unsecured Creditors

(a)	Subject to paragraph (b) below, the Unsecured Creditors may amend or waive the terms of the Unsecured Finance Documents (other than this Agreement) in accordance with their terms at any time.

(b)	Prior to the latest of the Senior Secured Discharge Date, the Second Lien Discharge Date and the High Yield Discharge Date, the Unsecured Finance Parties may not, without the Consent of the Majority Senior Lenders, the Majority Second Lien Lenders, the Majority High Yield Lenders (to the extent otherwise prohibited under the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes are outstanding) the relevant Senior Secured Notes Representative(s), (to the extent otherwise prohibited under the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes are outstanding) the relevant Second Lien Representative(s), (to the extent otherwise prohibited under the High Yield Notes Indenture(s) pursuant to which any High Yield Notes are outstanding) the relevant High Yield Representative(s), (to the extent otherwise prohibited under the Pari Passu Debt pursuant to which any Pari Passu Debt is outstanding) the Pari Passu Debt Representative(s) amend or waive the terms of the Unsecured Finance Documents if the amendment or waiver would result in the Unsecured Finance Documents not being in compliance with the terms of the Senior Facilities Agreement, any Second Lien Facilities Agreement, the Second Lien Notes Indenture(s), any High Yield Facilities Agreement, the High Yield Notes Indenture(s), the Senior Secured Notes Indenture(s) and/or the Pari Passu Debt Documents or the Unsecured Finance Documents being inconsistent in any material respect with the Unsecured Major Terms.

9.5	Designation of Unsecured Finance Documents

The Unsecured Representative(s) and the Unsecured Issuer and/or Unsecured Borrower (as relevant) agree that they will not (and the Company shall procure that no Unsecured Issuer and/or Unsecured Borrower will) designate a document a “Unsecured Finance Document” (or equivalent term thereto) for the purposes of the Unsecured Notes or the Unsecured Facilities (as applicable), without the prior Consent of the Majority Senior Lenders, (to the extent otherwise prohibited under the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding) the relevant Senior Secured Notes Representative(s), (to the extent otherwise prohibited under the Pari Passu Debt pursuant to which any Pari Passu Debt is outstanding) the Pari Passu Debt Representative(s), (to the extent otherwise prohibited under the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes remain outstanding) the relevant Second Lien Notes Trustee(s), the Majority Second Lien Lenders, (to the extent otherwise prohibited under the High Yield Notes Indenture(s) pursuant to which any High Yield Notes remain outstanding) the relevant High Yield Notes Trustee(s) and the Majority High Yield Lenders, if the terms of that document effect a change which would otherwise require the Consent of the Majority Senior Lenders, the Senior Secured Notes Representative(s), the relevant Second Lien Representative(s), the Pari Passu Debt Representative(s), the Majority Second Lien Lenders, the High Yield Notes Trustee(s) and the Majority High Yield Lenders under Clause 8.8 (Amendments and Waivers: High Yield Creditors).

9.6	Restrictions on enforcement by Unsecured Finance Party

Until the later of the Senior Secured Discharge Date, the Second Lien Discharge Date and the High Yield Discharge Date, except with the prior Consent of or as required by an Instructing Group, no Unsecured Finance Party shall take or require the taking of any Enforcement Action in relation to an Unsecured Issuer (in the case of any Unsecured Issuer that is a member of the Group only), an Unsecured Borrower (in the case of an Unsecured Borrower that is a member of the Group only) and/or the Unsecured Guarantors, except as permitted under Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement) provided, however, that no such action required by the relevant Agent (as applicable) need be taken except to the extent the relevant Agent is otherwise entitled under this Agreement to direct such action.

9.7	Permitted Unsecured Guarantee Enforcement

(a)	The restrictions in Clause 9.6 (Restrictions on enforcement by Unsecured Finance Party) will not apply in respect of the Unsecured Notes Liabilities of an Unsecured Issuer that is a member of the Group, the Unsecured Loan Liabilities of an Unsecured Borrower that is a member of the Group or the Unsecured Guarantee Liabilities, if:

(i)	an Unsecured Default (other than solely by reason of a cross-default (other than a cross-default arising from a Senior Secured Payment Default) arising from a Senior Secured Event of Default) (the Relevant Unsecured Default) is continuing;

(ii)	the Senior Agent, the Senior Secured Notes Representative(s) the Pari Passu Debt Representative(s), the Second Lien Representative(s) and the High Yield Representative(s) have received a written notice of the Relevant Unsecured Default specifying the event or circumstance in relation to the Relevant Unsecured Default from the relevant Unsecured Representative;

(iii)	an Unsecured Standstill Period has elapsed or otherwise terminated; and

(iv)	the Relevant Unsecured Default is continuing at the end of the relevant Unsecured Standstill Period.

(b)	Promptly upon becoming aware of an Unsecured Default, the relevant Unsecured Representative(s) may by notice (an Unsecured Enforcement Notice) in writing notify the Senior Agent, the Senior Secured Notes Representative(s) the Pari Passu Debt Representative(s), the Second Lien Representative(s) and the High Yield Representative(s) of the existence of such Unsecured Default.

9.8	Unsecured Standstill Period

In relation to a Relevant Unsecured Default, an Unsecured Standstill Period shall mean the period beginning on the date (the Unsecured Standstill Start Date) the relevant Unsecured Representative(s) serves an Unsecured Enforcement Notice on the Senior Agent, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Second Lien Representative(s) and the High Yield Representative(s) in respect of such Relevant Unsecured Default and ending on the earlier to occur of:

(a)	the date falling 179 days after the Unsecured Standstill Start Date (the Unsecured Standstill Period);

(b)	the date the Senior Secured Creditors and/or the Second Lien Finance Parties (as applicable) and/or the High Yield Finance Parties take any Enforcement Action in relation to a particular Unsecured Guarantor or Unsecured Borrower or Unsecured Issuer that is a member of the Group provided, however, that if an Unsecured Standstill Period ends pursuant to paragraph (b) of this Clause 9.8 (Unsecured Standstill Period), the Unsecured Finance Parties may only take the same Enforcement Action in relation to the Unsecured Guarantor as the Enforcement Action taken by the Senior Secured Creditors and/or the Second Lien Finance Parties and/or the High Yield Finance Parties (as applicable) against such Unsecured Guarantor or Unsecured Borrower or Unsecured Issuer that is a member of the Group and not against any other Debtor or member of the Group;

(c)	the date of an Insolvency Event (other than as a result of any action taken by any Unsecured Finance Party) in relation to a particular Unsecured Guarantor or Unsecured Borrower or Unsecured Issuer that is a member of the Group against whom Enforcement Action is to be taken;

(d)	the expiry of any other Unsecured Standstill Period outstanding at the date such first mentioned Unsecured Standstill Period commenced (unless that expiry occurs as a result of a cure, waiver or other permitted remedy);

(e)	the date on which Majority Senior Lenders, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Majority Second Lien Lenders, the Second Lien Notes Trustee(s), the Majority High Yield Lenders and the High Yield Notes Trustee(s) give their consent to the termination of the relevant Unsecured Standstill Period; and

(f)	a failure to pay the principal amount outstanding on the Unsecured Notes and the Unsecured Facilities at the final stated maturity of those Unsecured Notes and Unsecured Facilities.

9.9	Subsequent Unsecured Defaults

The Unsecured Finance Parties and (if required by the Unsecured Finance Parties) the Unsecured Issuer and/or Unsecured Borrower, as applicable, may take Enforcement Action under Clause 9.7 (Permitted Unsecured Guarantee) in relation to a Relevant Unsecured Default even if, at the end of any relevant Unsecured Standstill Period or at any later time, a further Unsecured Standstill Period has begun as a result of any other Unsecured Default.

10.	SUBORDINATED LIABILITIES

10.1	Restriction on Payment: Subordinated Liabilities

Subject to Clause 10.2 (Permitted Subordinated Creditor Payments) and Clause 12.5 (Filing of claims), until after the Final Discharge Date:

(a)	no Debtor will make, and each Debtor will procure that none of its Subsidiaries will make, and no Subordinated Creditor will receive, any payment or distribution of any kind whatsoever in respect or on account of the Subordinated Liabilities (including in relation to the direct or indirect purchase or other acquisition of the Subordinated Liabilities); and

(b)	no Debtor will, and each Debtor will procure that none of its Subsidiaries will, create or permit to subsist, and no Subordinated Creditor will receive from any Debtor or any member of the Group, any Security over any asset of any Debtor or any member of the Group or give or permit to subsist any guarantee in respect of any part of the Subordinated Liabilities, in each case, without the prior Consent of (i) (to the extent otherwise prohibited in the Senior Facilities Agreement) the Majority Senior Creditors (if on or before the Senior Discharge Date), (ii) (to the extent otherwise prohibited under the Senior Secured Notes Indenture) the relevant Senior Secured Notes Representative(s) (if on or before the Senior Secured Notes Discharge Date), (iii) (to the extent otherwise prohibited under a Pari Passu Debt Document) the relevant Pari Passu Debt Representative(s) (if on or before the Pari Passu Debt Discharge Date), (iv) (to the extent prohibited under the Second Lien Loan Finance Documents) the Majority Second Lien Lenders (if on or before the Second Lien Loan Discharge Date), (v) (to the extent prohibited under the Second Lien Notes Finance Documents) the Second Lien

Notes Trustee (if on or before the Second Lien Notes Discharge Date), (vi) (to the extent prohibited under the High Yield Loan Finance Documents) the Majority High Yield Lenders (if on or before the High Yield Loan Discharge Date) and (vii) (to the extent prohibited under the High Yield Notes Finance Documents) the High Yield Notes Trustee (if on or before the High Yield Notes Discharge Date).

10.2	Permitted Subordinated Creditor Payments

(a)	So long as no Acceleration Event has occurred and is continuing, any Debtor or any member of the Group may pay interest, principal or other amounts in respect of the Subordinated Liabilities if such payment is:

(i)	(if prior to the Senior Discharge Date), not prohibited by the Senior Facilities Agreement;

(ii)	(if prior to the Senior Secured Notes Discharge Date), not prohibited by the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding (as applicable);

(iii)	(if prior to the Pari Passu Debt Discharge Date) not prohibited by any Pari Passu Debt Document; and

(iv)	(if prior to the Second Lien Discharge Date) not prohibited by any Second Lien Finance Document.

(b)	Nothing in this Clause 10 will restrict the roll-up or capitalisation of interest on the Subordinated Liabilities or the payment of interest on Subordinated Liabilities by the issue of payment-in-kind instruments provided that, in any such case, there is no payment in cash or Cash Equivalent Investments (as defined in the Senior Facilities Agreement).

10.3	Restrictions on Subordinated Creditor Enforcement Action

Until after the Final Discharge Date, no Subordinated Creditor may take Enforcement Action in relation to any Subordinated Liabilities without the prior Consent of the Majority Senior Creditors (if on or before the Senior Discharge Date), the relevant Senior Secured Notes Representative(s) (if on or before the Senior Secured Notes Discharge Date), the Pari Passu Debt Representative (if on or before the Pari Passu Debt Discharge Date), the Second Lien Notes Trustee (if on or before the Second Lien Notes Discharge Date), the Majority Second Lien Lenders (if on or before the Second Lien Loan Discharge Date) and the High Yield Notes Trustee (if on or before the High Yield Notes Discharge Date), the Majority High Yield Lenders (if on or before the High Yield Loan Discharge Date).

10.4	Turnover of Subordinated Liabilities

If at any time on or before the Final Discharge Date:

(a)	any Subordinated Creditor receives or recovers a payment or distribution of any kind whatsoever (including by way of set-off or combination of accounts) in respect or on account of any of the Subordinated Liabilities which is not permitted by Clause 10.2 (Permitted Subordinated Creditor Payments);

(b)	any Subordinated Creditor receives or recovers proceeds pursuant to any Enforcement Action; or

(c)	any Debtor or member of the Group makes any payment or distribution of any kind whatsoever in respect or on account of the purchase or other acquisition of any of the Subordinated Liabilities where the payment would not be permitted under Clause 10.2 (Permitted Subordinated Creditor Payments),

the recipient or beneficiary of that payment, distribution, set-off or combination will promptly pay all amounts and distributions received to the Security Agent for application under Clause 17.1 (Order of Application of Group Recoveries) (as applicable) after deducting the costs, liabilities and expenses (if any) reasonably incurred in recovering or receiving that payment or distribution and, pending that payment, will hold, to the extent permitted by applicable law, those amounts and distributions on trust for the Security Agent.

It is hereby agreed that, in relation to any jurisdiction the courts of which would not recognise or give effect to the trust expressed to be created by this Clause 10.4, such amounts and distributions shall be held by such Subordinated Creditor in a separate account and the relationship between the Security Agent and that Subordinated Creditor in respect of such amounts and distributions shall be construed as one of principal and agent.

10.5	No Reduction or Discharge

As between the Debtors and the Subordinated Creditors, the Subordinated Liabilities will be deemed not to have been reduced or discharged to the extent of any payment or distribution to the Security Agent under Clause 10.4 (Turnover of Subordinated Liabilities) and no Debtor shall be released from the liability to make any payment or distribution of any kind whatsoever (including of default interest, which shall continue to accrue) with respect to or on account of any Subordinated Liabilities by the operation of Clause 10.1 (Restriction on Payment: Subordinated Liabilities) even if its obligation to make that payment or distribution is restricted at any time by the terms of Clause 10.1 (Restriction on Payment: Subordinated Liabilities).

10.6	Indemnity

Immediately after the Final Discharge Date, the Debtors will (to the extent permitted by law) fully indemnify each Subordinated Creditor upon demand for the amount of any payment or distribution to the Security Agent under Clause 10.4 (Turnover of Subordinated Liabilities).

10.7	No Subrogation of Subordinated Creditors

Without the prior Consent of the Majority Senior Creditors (until after the Senior Discharge Date), the relevant Senior Secured Notes Representative(s) (if on or before the Senior Secured Notes Discharge Date), the relevant Pari Passu Debt Representative(s) (if on or before the Pari Passu Debt Discharge Date), the Second Lien Notes Trustee (if on or before the Second Lien Notes Discharge Date), the Majority Second Lien Lenders (if on or before the Second Lien Loan Discharge Date), the High Yield Notes Trustee (if on or before the High Yield Notes Discharge Date) and the Majority High Yield Lenders (if on or before the High Yield Loan Discharge Date), until after the Final Discharge Date, the Subordinated Creditors may not in any circumstances exercise any subrogation rights relating to the rights of the Senior Lenders in respect of the Senior Lender Liabilities, the Pari Passu Creditors in respect of the Pari Passu Debt Liabilities, the Senior Secured Notes Creditors in respect of the Senior Secured Notes Liabilities, the Second Lien Notes Creditors in respect of the Second Lien Notes Liabilities, the Second Lien Lenders in respect of the Second Lien Loan Liabilities, the High Yield Noteholders and High Yield Notes Trustee in respect of the High Yield Notes Liabilities, the High Yield Lenders in respect of the High Yield Loan Liabilities or any Security or guarantee arising under the Senior Finance Documents, the Pari Passu Debt Documents, the Senior Secured Notes Finance Document, the Second Lien Finance Documents and/or the High Yield Finance Documents (as applicable).

10.8	Amendments to Subordinated Creditor Documents

Until after the Final Discharge Date, no Debtor nor any Subordinated Creditor will amend any term of any Subordinated Creditor Document in a manner or to an extent which would result in:

(a)	any Debtor being subject to obligations which would conflict with any provisions of this Agreement; or

(b)	the ranking or subordination provided for in this Agreement being affected in any way that is materially adverse to the interests of the Senior Finance Parties, the Pari Passu Creditors, the Senior Secured Notes Finance Parties, the Hedge Counterparties, the Second Lien Finance Parties and/or the High Yield Finance Parties,

in each case without the prior Consent of the Majority Senior Creditors (if on or before the Senior Discharge Date), (to the extent otherwise prohibited under the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding) the relevant Senior Secured Notes Representative(s) (if on or before the Senior Secured Notes Discharge Date), the relevant Pari Passu Debt

Representative(s) (if on or before the Pari Passu Debt Discharge Date), the relevant Second Lien Representative(s) (if on or before the Second Lien Notes Discharge Date) and the Majority Second Lien Lenders (if on or before the Second Lien Loan Discharge Date), the Majority High Yield Lenders (if on or before the High Yield Loan Discharge Date), the High Yield Notes Trustee (if on or before the High Yield Notes Discharge Date).

10.9	Subordinated Creditor Representations

Each Subordinated Creditor represents and warrants to the Primary Creditors, the Security Agent and the Agents on the date it becomes a Party that:

(a)	it is a company duly organised or a partnership duly formed, in either case, validly existing under the laws of its jurisdiction of incorporation or establishment;

(b)	subject to the Legal Reservations, the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not violate:

(i)	in any material respect, any law or regulation or official judgment or decree applicable to it;

(ii)	in any material respect, its constitutional documents; or

(iii)	any material agreement or instrument to which it is a party or binding on any of its assets, where such violation would or is reasonably likely to have a material adverse effect on the ability of that Subordinated Creditor to perform its payment obligations thereunder.

10.10	Obligation to accede as a Subordinated Creditor

No Debtor or member of the Group may incur any Subordinated Liabilities unless the relevant creditor is an Effective Date Subordinated Creditor or has executed and delivered to the Security Agent a Creditor Accession Undertaking as a Subordinated Creditor, agreeing to be bound by all the terms of this Agreement as if it had originally been party to this Agreement as a Subordinated Creditor.

11.	INTRA-GROUP LENDERS AND INTRA-GROUP LIABILITIES

11.1	Restriction on Payment: Intra-Group Liabilities

Prior to the Final Discharge Date, the Debtors shall not, and shall procure that no member of the Group will, make any Payments of the Intra-Group Liabilities at any time unless:

(a)	that Payment is permitted under Clause 11.2 (Permitted Payments: Intra-Group Liabilities); or

(b)	the taking or receipt of that Payment is permitted under paragraph (c) of Clause 11.7 (Permitted Enforcement: Intra-Group Lenders).

11.2	Permitted Payments: Intra-Group Liabilities

(a)	Subject to paragraph (b) below, the Debtors may make Payments in respect of the Intra-Group Liabilities (whether of principal, interest or otherwise) from time to time.

(b)	Payments in respect of the Intra-Group Liabilities may not be made pursuant to paragraph (a) above if, at the time of the Payment, an Acceleration Event has occurred unless:

(i)	prior to the Senior Secured Discharge Date, the Majority Senior Creditors, the Pari Passu Debt Representative(s) and the Senior Secured Notes Representative(s) Consent to that Payment being made;

(ii)	prior to the Second Lien Loan Discharge Date, the Majority Second Lien Lenders Consent to that Payment being made;

(iii)	prior to the Second Lien Notes Discharge Date, the Second Lien Notes Trustee Consents to that Payment being made; or

(iv)	that Payment is made to facilitate Payment of the Senior Secured Liabilities, the Second Lien Liabilities, the Senior Agent Liabilities, the Second Lien Agent Liabilities, the Pari Passu Debt Representative Amounts, the Senior Secured Notes Trustee Amounts or the Second Lien Notes Trustee Amounts, the High Yield Notes Trustee Amounts.

11.3	Payment obligations continue

No Debtor shall be released from the liability to make any Payment (including of default interest, which shall continue to accrue) under any Debt Document by the operation of Clauses 11.1 (Restriction on Payment: Intra-Group Liabilities) and 11.2 (Permitted Payments: Intra-Group Liabilities) even if its obligation to make that Payment is restricted at any time by the terms of any of those Clauses.

11.4	Acquisition of Intra-Group Liabilities

(a)	Subject to paragraph (b) below, each Debtor may, and may permit any member of the Group to:

(i)	enter into any Liabilities Acquisition; or

(ii)	beneficially own all or any part of the share capital of a company that is party to a Liabilities Acquisition,

in respect of any Intra-Group Liabilities at any time.

(b)	Subject to paragraph (c) below, no action described in paragraph (a) above may take place in respect of any Intra-Group Liabilities if:

(i)	that action would result in a breach of (A) (prior to the Senior Discharge Date) the Senior Facilities Agreement, (B) (prior to the Senior Secured Notes Discharge Date) the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding, (C) (prior to the Pari Passu Debt Discharge Date) the Pari Passu Debt Document(s), (D) (prior to the Second Lien Loan Discharge Date) the Second Lien Loan Finance Documents or (E) (prior to the Second Lien Notes Discharge Date) the Second Lien Notes Finance Documents; or

(ii)	at the time of that action, an Acceleration Event has occurred.

(c)	The restrictions in paragraph (b) above shall not apply if:

(i)	prior to the later of the Senior Secured Discharge Date and the Second Lien Discharge Date, the applicable Instructing Group Consents to that action; or

(ii)	that action is taken to facilitate Payment of the Senior Secured Liabilities, the Second Lien Liabilities, the Senior Agent Liabilities, the Second Lien Agent Liabilities, the Pari Passu Debt Representative Amounts, the Senior Secured Notes Trustee Amounts or the Second Lien Notes Trustee Amounts.

11.5	Security: Intra-Group Lenders

Prior to the Final Discharge Date, the Intra-Group Lenders may not take, accept or receive the benefit of any Security, guarantee, indemnity or other assurance against loss in respect of the Intra-Group Liabilities unless:

(a)	that Security, guarantee, indemnity or other assurance against loss is not prohibited under the terms of the Secured Debt Documents; or

(b)	prior to:

(i)	the Senior Secured Discharge Date, the prior Consent of the Majority Senior Creditors, (to the extent otherwise prohibited under a Senior Secured Notes Indenture) the Senior Secured Notes Representative(s), and (to the extent otherwise prohibited under the Pari Passu Debt Document(s)) the Pari Passu Debt Representative(s);

(ii)	the Second Lien Notes Discharge Date, the prior Consent of (to the extent otherwise prohibited under a Second Lien Notes Indenture) the Second Lien Notes Trustee;

(iii)	the Second Lien Loan Discharge Date, the prior Consent of (to the extent otherwise prohibited under a Second Lien Loan Finance Document) the Majority Second Lien Lenders;

(iv)	the High Yield Notes Discharge Date, the prior Consent of (to the extent otherwise prohibited under the High Yield Notes Finance Documents) the High Yield Notes Trustee; and

(v)	the High Yield Loan Discharge Date, the prior Consent of (to the extent otherwise prohibited under a High Yield Loan Finance Documents) the Majority High Yield Lenders,

is obtained.

11.6	Restriction on enforcement: Intra-Group Lenders

Subject to Clause 11.7 (Permitted Enforcement: Intra-Group Lenders), none of the Intra-Group Lenders shall be entitled to take any Enforcement Action in respect of any of the Intra-Group Liabilities at any time prior to the Final Discharge Date.

11.7	Permitted Enforcement: Intra-Group Lenders

After the occurrence of an Insolvency Event in relation to any Debtor or any member of the Group, each Intra-Group Lender may (unless otherwise directed by the Security Agent or unless the Security Agent has taken, or has given notice that it intends to take, action on behalf of that Intra-Group Lender in accordance with Clause 12.5 (Filing of claims) or under the Transaction Security Documents creating Security over the relevant Intra-Group Liabilities), exercise any right it may otherwise have against that member of the Group to:

(a)	accelerate any of that member of the Group’s Intra-Group Liabilities or declare them prematurely due and payable or payable on demand;

(b)	make a demand under any guarantee, indemnity or other assurance against loss given by that member of the Group in respect of any Intra-Group Liabilities;

(c)	exercise any right of set-off or take or receive any Payment in respect of any Intra-Group Liabilities of that member of the Group; or

(d)	claim and prove in the liquidation of that member of the Group for the Intra-Group Liabilities owing to it.

11.8	Representations: Intra-Group Lenders

Each Intra-Group Lender which is not a Debtor represents and warrants to the Senior Secured Creditors, the Second Lien Finance Parties, the Security Agent and the Agents that:

(a)	it is a company duly organised or a partnership duly formed, in either case, validly existing under the laws of its jurisdiction of incorporation or establishment;

(b)	subject to the Legal Reservations, the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable obligations; and

(c)	the entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not violate:

(i)	in any material respect, any law or regulation or official judgment or decree applicable to it;

(ii)	in any material respect, its constitutional documents; or

(iii)	any material agreement or instrument to which it is a party or binding on any of its assets, where such violation would or is reasonably likely to have a material adverse effect on the ability of that Intra-Group Lender to perform its payment obligations thereunder.

12.	EFFECT OF INSOLVENCY EVENT

12.1	SFA Cash Cover

This Clause 12 (Effect of Insolvency Event) is subject to Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral) and, in the case of Notes Trustee Amounts, to paragraphs (a) and (c) of Clause 29.1 (Liability).

12.2	Payment of distributions

(a)	After the occurrence of an Insolvency Event in relation to any Debtor or any member of the Group, any Party entitled to receive a distribution out of the assets of that Debtor or member of the Group in respect of Liabilities owed to that Party shall, to the extent it is able to do so, direct the person responsible for the distribution of the assets of that Debtor or member of the Group to pay that distribution to the Security Agent until the Liabilities owing to the Secured Parties have been paid in full.

(b)	The Security Agent shall apply distributions paid to it under paragraph (a) above in accordance with Clause 17 (Application of Proceeds).

12.3	Set-Off

(a)	Subject to paragraph (b) below, to the extent that any Debtor’s or member of the Group’s Liabilities are discharged by way of set-off (mandatory or otherwise) after the occurrence of an Insolvency Event in relation to that Debtor or member of the Group, any Creditor which benefited from that set-off shall pay an amount equal to the amount of the Liabilities owed to it which are discharged by that set-off to the Security Agent for application in accordance with Clause 17 (Application of Proceeds).

(b)	Paragraph (a) above shall not apply to:

(i)	any such discharge of the Multi-account Overdraft Liabilities to the extent that the relevant discharge represents a reduction from a Permitted Gross Amount of a Multi-account Overdraft Facility to or towards its Designated Net Amount;

(ii)	any Close-Out Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iii)	any Payment Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iv)	any Inter-Hedging Agreement Netting by a Hedge Counterparty; and

(v)	any Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender.

12.4	Non-cash distributions

If the Security Agent or any other Secured Party receives a distribution in a form other than in cash in respect of any of the Liabilities (other than as contemplated in paragraph (e)(ii)(A) of Clause 16.2 (Distressed Disposals)), the Liabilities will not be reduced by that distribution until and except to the extent that the realisation proceeds are actually applied towards the Liabilities.

12.5	Filing of claims

Without prejudice to any Ancillary Facility Lender’s right of netting or set-off relating to a Multi-account Overdraft Facility (to the extent that the netting or set-off represents a reduction from a Permitted Gross Amount of that Multi-account Overdraft Facility to or towards its Designated Net Amount), after the occurrence of an Insolvency Event in relation to any Debtor or member of the Group, each Creditor irrevocably authorises the Security Agent (acting in accordance with Clause 12.7 (Security Agent instructions)), on its behalf, to:

(a)	take any Enforcement Action (in accordance with the terms of this Agreement) against that Debtor or member of the Group;

(b)	demand, sue, prove and give receipt for any or all of that Debtor’s or member of the Group’s Liabilities;

(c)	collect and receive all distributions on, or on account of, any or all of that Debtor’s or member of the Group’s Liabilities; and

(d)	file claims, take proceedings and do all other things the Security Agent considers reasonably necessary to recover that Debtor’s or member of the Group’s Liabilities.

12.6	Creditors’ actions

Each Creditor will:

(a)	do all things that the Security Agent (acting in accordance with Clause 12.7 (Security Agent instructions)) reasonably requests in order to give effect to this Clause 12 (Effect of Insolvency Event); and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 12 (Effect of Insolvency Event) or if the Security Agent (acting in accordance with Clause 12.7 (Security Agent instructions)) requests that a Creditor take that action, undertake that action itself in accordance with the instructions of the Security Agent (acting in accordance with Clause 12.7 (Security Agent instructions)) or grant a power of attorney to the Security Agent (on such terms as the Security Agent (acting in accordance with Clause 12.7 (Security Agent instructions)) may reasonably require, although no Notes Trustee shall be under any obligation to grant such powers of attorney) to enable the Security Agent to take such action.

12.7	Security Agent instructions

For the purposes of Clause 12.5 (Filing of claims) and Clause 12.6 (Creditors’ actions) the Transaction Security Agent shall act:

(a)	(except in relation to the High Yield Liabilities of a HY Issuer or HY Borrower that is not a member of the Group) on the instructions of the group of Primary Creditors entitled, at that time, to give instructions under Clause 15.2 (Enforcement instructions) or Clause 15.3 (Manner of enforcement); or

(b)	in the absence of any such instructions, as the Security Agent sees fit.

12.8	Limitation by Applicable Laws

(a)	Each of the provisions of this Clause 12 (Effect of Insolvency Event) shall apply only to the extent permitted by applicable laws.

(b)	Nothing in this Clause 12 (Effect of Insolvency Event):

(i)	entitles any Party to exercise or require any other Party to exercise such power or voting or representation to waive, reduce, discharge, extend the due date for payment or reschedule any of the Senior Secured Creditor Liabilities or the Hedging Liabilities; or

(ii)	shall be deemed to require any Senior Secured Parties, Second Lien Creditors, High Yield Creditors or Unsecured Creditors to hold a meeting of the relevant Creditors or pass any resolution at such meeting or give any consent pursuant to the terms of the relevant Secured Debt Documents, High Yield Finance Documents or Unsecured Creditors.

13.	TURNOVER OF RECEIPTS

13.1	SFA Cash Cover

This Clause 13 (Turnover of Receipts) is subject to Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral) and, in the case of Notes Trustee Amounts, to paragraphs (a) and (c) of Clause 29.1 (Liability).

13.2	Turnover by the Creditors

Subject to Clause 13.3 (Exclusions), Clause 13.4 (Permitted assurance and receipts) and Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) and, in the case of Notes Trustee Amounts, to paragraphs (a) and (c) of Clause 29.1 (Liability), if at any time prior to the Final Discharge Date, any Creditor receives or recovers from any Debtor or any member of the Group:

(a)	any Payment or distribution of, or on account of or in relation to, any of the Liabilities which is not either:

(i)	a Permitted Payment; or

(ii)	made in accordance with Clause 17 (Application of Proceeds);

(b)	other than where Clause 12.3 (Set-Off) applies, any amount by way of set-off in respect of any of the Liabilities owed to it which does not give effect to a Permitted Payment;

(c)	notwithstanding paragraphs (a) and (b) above, and other than where Clause 12.3 (Set-Off) applies, any amount:

(i)	on account of, or in relation to, any of the Liabilities:

(A)	after the occurrence of a Distress Event; or

(B)	as a result of any other litigation or proceedings against a Debtor or a member of the Group (other than after the occurrence of an Insolvency Event in respect of that Debtor or member of the Group); or

(ii)	by way of set-off in respect of any of the Liabilities owed to it after the occurrence of a Distress Event,

other than, in each case, any amount received or recovered in accordance with Clause 17 (Application of Proceeds);

(d)	the proceeds of any enforcement of any Transaction Security except in accordance with Clause 17 (Application of Proceeds); or

(e)	other than where Clause 12.3 (Set-Off) or Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) applies, any distribution in cash or in kind or Payment of, or on account of or in relation to, any of the Liabilities owed by any Debtor or member of the Group which is not in accordance with Clause 17 (Application of Proceeds) and which is made as a result of, or after, the occurrence of an Insolvency Event in respect of that Debtor or member of the Group, that Creditor will:

(i)	in relation to receipts and recoveries not received or recovered by way of set-off:

(A)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(B)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement; and

(ii)	in relation to receipts and recoveries received or recovered by way of set-off, promptly pay an amount equal to that recovery to the Security Agent for application in accordance with the terms of this Agreement.

It is hereby agreed that, in relation to any jurisdiction the courts of which would not recognise or give effect to the trust expressed to be created by this Clause, such receipts and recoveries shall be held by such Creditor in a separate account and the relationship between the Security Agent and that Creditor in respect of such receipt and recoveries shall be construed as one of principal and agent.

13.3	Exclusions

Clause 13.2 (Turnover by the Creditors) shall not apply to any receipt or recovery:

(a)	by way of:

(i)	Close-Out Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(ii)	Payment Netting by a Hedge Counterparty or a Hedging Ancillary Lender;

(iii)	Inter-Hedging Agreement Netting by a Hedge Counterparty; or

(iv)	Inter-Hedging Ancillary Document Netting by a Hedging Ancillary Lender;

(b)	by an Ancillary Facility Lender by way of that Ancillary Facility Lender’s right of netting or set-off relating to a Multi-account Overdraft Facility (to the extent that that netting or set-off represents a reduction from a Permitted Gross Amount of that Multi-account Overdraft Facility to or towards its Designated Net Amount);

(c)	any refinancing subject to Clause 19 (Refinancing of Primary Creditor Liabilities); or

(d)	made in accordance with Clause 18 (Equalisation).

13.4	Permitted assurance and receipts

Nothing in this Agreement shall restrict the ability of any Primary Creditor to:

(a)	arrange with any person which is not a Debtor or a member of the Group or a Holding Company of any Debtor or member of the Group any assurance against loss in respect of, or reduction of its credit exposure to, a Debtor (including assurance by way of credit based derivative or participation); or

(b)	make any assignment or transfer permitted by Clause 22 (Changes to the Parties),

which:

(i)	is permitted by the Senior Facilities Agreement and any Second Lien Facilities Agreement; and

(ii)	is not in breach of Clause 4.5 (No acquisition of Hedging Liabilities) or any provision of (if prior to the Senior Secured Discharge Date in respect of the Senior Secured Notes) the Senior Secured Notes Indenture(s) pursuant to which any Senior Secured Notes remain outstanding, (if prior to the Pari Passu Debt Discharge Date in respect of any Pari Passu Debt) the Pari Passu Debt Document(s) pursuant to which such Pari Passu Debt remains outstanding, (if prior to the Second Lien Notes Discharge Date in respect of the Second Lien Notes) the Second Lien Notes Indenture(s) pursuant to which any Second Lien Notes remain outstanding,(if prior to the High Yield Discharge Date) the High Yield Finance Documents and (if prior to the Unsecured Discharge Date) the Unsecured Finance Documents,

and that Primary Creditor shall not be obliged to account to any other Party for any sum received by it as a result of that action.

13.5	Sums received by Debtors or Security Grantors

If any of the Debtors or Security Grantors receives or recovers any sum which, under the terms of any of the Debt Documents, should have been paid to the Security Agent, that Debtor or Security Grantors will:

(a)	hold an amount of that receipt or recovery equal to the Relevant Liabilities (or if less, the amount received or recovered) on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement; and

(b)	promptly pay an amount equal to the amount (if any) by which the receipt or recovery exceeds the Relevant Liabilities to the Security Agent for application in accordance with the terms of this Agreement.

It is hereby agreed that, in relation to any jurisdiction the courts of which would not recognise or give effect to the trust expressed to be created by this Clause, such receipts and recoveries shall be held by such Creditor in a separate account and the relationship between the Security Agent and that Debtors and Security Grantors in respect of such receipt and recoveries shall be construed as one of principal and agent.

13.6	Saving provision

If, for any reason, any of the trusts expressed to be created in this Clause 13 (Turnover of Receipts) should fail or be unenforceable, the affected Creditor, Debtor or Security Grantors will promptly pay an amount equal to that receipt or recovery to the Security Agent to the extent permitted by applicable law to be held on trust by the Security Agent for application in accordance with the terms of this Agreement.

14.	REDISTRIBUTION

14.1	Recovering Creditor’s rights

(a)	Any amount paid by a Creditor (a Recovering Creditor) to the Security Agent under Clause 12 (Effect of Insolvency Event) or Clause 13 (Turnover of Receipts) shall be treated as having been paid by the relevant Debtor or Security Grantor and distributed to the Security Agent, Agents, Arrangers and Primary Creditors (each a Sharing Creditor) in accordance with the terms of this Agreement.

(b)	On a distribution by the Security Agent under paragraph (a) above of a Payment received by a Recovering Creditor from a Debtor or Security Grantor, as between the relevant Debtor or Security Grantor and the Recovering Creditor an amount equal to the amount received or recovered by the Recovering Creditor and paid to the Security Agent (as the case may be) (the Shared Amount) will be treated as not having been paid by that Debtor or Security Grantor.

14.2	Reversal of redistribution

(a)	If any part of the Shared Amount received or recovered by a Recovering Creditor becomes repayable to a Debtor or Security Grantor and is repaid by that Recovering Creditor to that Debtor or Security Grantor, then:

(i)	each Sharing Creditor shall (subject, in the case of Notes Trustee Amounts, to paragraphs (a) and (c) of Clause 29.1 (Liability)), upon request of the Security Agent, pay to the Security Agent for the account of that Recovering Creditor an amount equal to the appropriate part of its share of the Shared Amount (together with an amount as is necessary to reimburse that Recovering Creditor for its proportion of any interest on the Shared Amount which that Recovering Creditor is required to pay) (the Redistributed Amount); and

(ii)	as between the relevant Debtor or Security Grantor and each relevant Sharing Creditor, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Debtor or Security Grantor.

(b)	The Security Agent shall not be obliged to pay any Redistributed Amount to a Recovering Creditor under paragraph (a)(i) above until it has been able to establish to its satisfaction that it has actually received that Redistributed Amount from the relevant Sharing Creditor.

14.3	Deferral of Subrogation

No Creditor, Debtor or Security Grantor will exercise any rights which it may have by reason of the performance by it of its obligations under the Debt Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights under the Debt Documents of any Creditor which ranks ahead of it in accordance with the priorities set out in Clause 2 (Ranking and Priority) until such time as all of the Liabilities owing to each prior ranking Creditor (or, in the case of any Debtor or Security Grantor, owing to each Creditor) have been irrevocably paid in full.

15.	ENFORCEMENT OF TRANSACTION SECURITY

15.1	SFA Cash Cover

This Clause 15 (Enforcement of Transaction Security) is subject to Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral).

15.2	Enforcement instructions

(a)	The Security Agent may refrain from enforcing the Transaction Security unless instructed otherwise by:

(i)	the Instructing Group; or

(ii)	if required under paragraph (c) below, the Majority Second Lien Creditors.

(b)	Subject to the Transaction Security having become enforceable in accordance with its terms:

(i)	the Instructing Group; or

(ii)	to the extent permitted to enforce or to require the enforcement of the Transaction Security prior to the Senior Discharge Date under Clause 7.6 (Permitted enforcement: Second Lien Creditors), the Majority Second Lien Creditors,

may give or refrain from giving instructions to the Security Agent to enforce or refrain from enforcing the Transaction Security as they see fit.

(c)	Prior to the Senior Discharge Date:

(i)	if the Instructing Group has instructed the Security Agent not to enforce or to cease enforcing the Transaction Security; or

(ii)	in the absence of instructions from the Instructing Group,

and, in each case, the Instructing Group has not required any Debtor to make a Distressed Disposal, the Security Agent shall give effect to any instructions to enforce the Transaction Security which the Majority Second Lien Creditors are then entitled to give to the Security Agent under Clause 7.6 (Permitted enforcement: Second Lien Creditors).

(d)	Notwithstanding the preceding paragraph (c) if at any time the Majority Second Lien Creditors are then entitled to give the Security Agent instructions to enforce the Transaction Security pursuant to the preceding paragraph (c) and the Majority Second Lien Creditors either give such instructions or indicate any intention to give such instructions, then either the Senior Agent or the Senior Secured Notes Representative(s) may give instructions to the Security Agent to enforce the Transaction Security as such Senior Agent or the Senior Secured Notes Representative(s) sees fit in lieu of any instructions to enforce given by the Majority Second Lien Creditors under Clause 7.6 (Permitted enforcement: Second Lien Creditors) and the Security Agent shall act on the first such instructions received from the Senior Agent or the Senior Secured Notes Representative(s).

(e)	The Security Agent is entitled to rely on and comply with instructions given, or deemed to be given, in accordance with this Clause 15.2 (Enforcement instructions).

(f)	No Secured Party shall have any independent power to enforce, or to have recourse to, any Transaction Security or to exercise any rights or powers arising under the Transaction Security Documents except through the Security Agent.

15.3	Manner of enforcement

If the Transaction Security is being enforced pursuant to Clause 15.2 (Enforcement instructions), the Security Agent shall enforce the Transaction Security in such manner (including, without limitation, the selection of any administrator of any Debtor or Security Grantor to be appointed by the Security Agent) as:

(a)	the relevant Instructing Group; or

(b)	prior to the Senior Secured Discharge Date, if:

(i)	the Security Agent has, pursuant to paragraphs (a) and (c) of Clause 15.2 (Enforcement instructions), received instructions given by the Majority Second Lien Creditors to enforce the Transaction Security; and

(ii)	the Instructing Group has not given instructions as to the manner of enforcement of the Transaction Security,

the Majority Second Lien Creditors shall instruct or, in the absence of any such instructions, as the Security Agent sees fit.

15.4	Exercise of voting rights

(a)	Each Creditor agrees (to the fullest extent permitted by law at the relevant time) with the Security Agent that it will cast its vote in any proposal put to the vote by or under the supervision of any judicial or supervisory authority in respect of any insolvency, pre-insolvency or rehabilitation or similar proceedings relating to any Debtor or member of the Group as instructed by the Security Agent.

(b)	The Security Agent shall give instructions for the purposes of paragraph (a) above as directed by an Instructing Group.

(c)	Nothing in this Clause 15.4 (Exercise of voting rights) entitles any Party to exercise or require any other Senior Secured Creditor to exercise such power of voting or representation to (i) waive, reduce, discharge, extend the due date for payment of or reschedule any of the Liabilities owed to that Senior Secured Creditor, or (ii) in the case of any Senior Secured Creditor, modify the terms of any Secured Debt Document to which that Senior Secured Creditor is a party in any other way that will treat that Senior Secured Creditor in a materially less beneficial manner than any other Senior Secured Creditor.

15.5	Waiver of rights

To the extent permitted under applicable law and subject to Clause 15.2 (Enforcement instructions), Clause 15.3 (Manner of enforcement), Clause 17 (Application of Proceeds) and paragraph (c) of Clause 16.2 (Distressed Disposals), each of the Secured Parties, the Debtors and Security Grantors waives all rights it may otherwise have to require that the Transaction Security be enforced in any particular order or manner or at any particular time or that any sum received or recovered from any person, or by virtue of the enforcement of any of the Transaction Security or of any other security interest, which is capable of being applied in or towards discharge of any of the Secured Obligations is so applied.

15.6	Duties owed

Each of the Secured Parties, Security Grantors and the Debtors acknowledges that, in the event that the Security Agent enforces or is instructed to enforce the Transaction Security prior to the Senior Secured Discharge Date, the duties of the Security Agent and of any Receiver or Delegate owed to any Second Lien Finance Party or High Yield Creditor in respect of the method, type and timing of that enforcement or of the exploitation, management or realisation of any of that Transaction Security shall, subject to paragraph (c) of Clause 16.2 (Distressed Disposals), be no different to or greater than the duty that is owed by the Security Agent, Receiver or Delegate to the Debtors and Security Grantors under general law.

15.7	Security held by other Creditors

If any Transaction Security is held by a Creditor other than the Security Agent, then Creditors may only enforce that Transaction Security in accordance with instructions given by an Instructing Group in accordance with this Clause 15.7 (and for this purpose references to the Security Agent shall be construed as references to that Creditor).

15.8	Consultation Period

(a)

Subject to paragraph (b) below, before giving any instructions to the Security Agent to (i) enforce the Transaction Security or (ii) take any other Enforcement Action, the Agent(s) of the Creditors represented in the Instructing Group concerned shall consult with each other Agent and the Security Agent in good faith about the instructions to be given by the Instructing Group for a period of up to 5 days (or such shorter period as each other Agent and the Security Agent shall agree) (the Consultation Period), and only following the expiry of a Consultation Period, the Instructing Group shall be entitled to give any instructions to the Security Agent to (A) enforce the Transaction Security or (B) take any other Enforcement Action.

(b)	No Agent shall be obliged to consult in accordance with paragraph (a) above and the Instructing Group shall be entitled to give any instructions to the Security Agent to enforce the Transaction Security or take any other Enforcement Action prior to the end of a Consultation Period if:

(i)	the Transaction Security has become enforceable as a result of an Insolvency Event; or

(ii)	the Instructing Group or any Agent of the Creditors represented in the Instructing Group determines in good faith (and notifies each Agent and the Security Agent) that to enter into such consultations and thereby delay the commencement of enforcement of the Transaction Security could reasonably be expected to have a material adverse effect on:

(A)	the Security Agent’s ability to enforce any of the Transaction Security; or

(B)	the realisation proceeds of any enforcement of the Transaction Security.

16.	PROCEEDS OF DISPOSALS

16.1	Non-Distressed Disposals

(a)	In this Clause 16.1 (Non-Distressed Disposals):

Disposal Proceeds means the proceeds of a Non-Distressed Disposal (as defined in paragraph (b) below).

(b)	If:

(i)	in respect of a disposal of:

(A)	an asset by a Debtor; or

(B)	an asset which is subject to the Transaction Security,

made by a Debtor or a member of the Group to a person or persons outside the Group; or

(ii)	a Debtor is resigning as a Borrower or Guarantor under (and as defined in) the Senior Facilities Agreement in accordance with the provisions of the Senior Facilities Agreement and the equivalent provisions (if any) of the other Debt Documents, where:

(A)	(prior to the Senior Lender Discharge Date) the Company confirms in writing to the Security Agent that that disposal or resignation is permitted or not prohibited under the Senior Finance Documents or the Senior Agent authorises the release in accordance with the terms of the Senior Finance Documents;

(B)	(prior to the Senior Secured Notes Discharge Date) the Company confirms in writing to the Security Agent that that disposal or resignation is permitted under or is not prohibited by the Senior Secured Notes Finance Documents or the relevant Senior Secured Notes Representative(s) authorises the release in accordance with the terms of the Senior Secured Notes Finance Documents;

(C)	(prior to the Pari Passu Debt Discharge Date) the Company confirms in writing to the Security Agent that disposal or resignation is permitted under or is not prohibited by the Pari Passu Debt Documents or the relevant Pari Passu Debt Representative authorises the release in accordance with the terms of the Pari Passu Debt Documents;

(D)	(prior to the Second Lien Discharge Date) the Company confirms in writing to the Security Agent that that disposal or resignation is permitted under or not prohibited under the Second Lien Finance Documents or the relevant Second Lien Representative(s) authorises the release in accordance with the terms of the Second Lien Finance Documents;

(E)	(prior to the High Yield Discharge Date) the Company confirms in writing to the Security Agent that that disposal or resignation is permitted under or is not prohibited by the High Yield Finance Documents or the relevant High Yield Representative(s) authorises the release in accordance with the terms of the High Yield Finance Documents;

(F)	(prior to the Unsecured Discharge Date) the Company confirms in writing to the Security Agent that that disposal or resignation is permitted under or is not prohibited by the Unsecured Finance Documents or the relevant Unsecured Representative(s) authorises the release in accordance with the terms of the Unsecured Finance Documents; and

(G)	(in the case of a disposal) that disposal is not a Distressed Disposal,

(a Non-Distressed Disposal, which phrase shall include any resignation referred to above),

the Security Agent is irrevocably authorised and instructed to and hereby agrees (at the reasonable cost of the relevant Debtor or the Company and without any Consent, sanction, authority or further confirmation from any Creditor or Debtor) but subject to paragraph (c) below:

I.	to release the Transaction Security and any other claim (relating to a Debt Document) over that asset (or the assets of the resigning Borrower or Guarantor);

II.	where that asset consists of shares in the capital of a Debtor, to release the Transaction Security and any other claim, including without limitation any Guarantee Liabilities or Other Liabilities (relating to a Debt Document) over that Debtor or its assets and (if any) the Subsidiaries of that Debtor and their respective assets; and

III.	to execute and deliver or enter into any release of the Transaction Security or any claim described in paragraphs (I) and (II) above and issue any certificates of non-crystallisation of any floating charge or any Consent to dealing that may be reasonably requested by the Company.

(c)	If that Non-Distressed Disposal is not made, each release of Transaction Security or any claim described in paragraph (b) above shall have no effect and the Transaction Security or claim subject to that release shall continue in such force and effect as if that release had not been effected.

(d)	If any Disposal Proceeds are required to be applied in mandatory prepayment of the Senior Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities, the Second Lien Liabilities, the High Yield Liabilities or the Unsecured Liabilities (as applicable) then the Disposal Proceeds shall be applied in or towards Payment of:

(i)	first, (to the extent applicable) pro-rata between the Senior Lender Liabilities, the Senior Secured Notes Liabilities and the Pari Passu Debt Liabilities, in accordance with the terms of the Senior Facilities Agreement, the Senior Secured Notes Indenture(s) and the applicable Pari Passu Debt Document, to the extent permitted by the Senior Facilities Agreement the Senior Secured Notes Indenture(s) and the applicable Pari Passu Debt Document (without any obligation to apply those amounts towards the Second Lien Liabilities, the High Yield Liabilities or the Unsecured Liabilities);

(ii)	second, the Second Lien Liabilities in accordance with the terms of the Second Lien Finance Documents (without any obligation to pay those amounts towards the High Yield Liabilities or the Unsecured Liabilities); and

(iii)	then, after the discharge in full of the Senior Lender Liabilities, the Senior Secured Notes Liabilities, the Pari Passu Debt Liabilities and the Second Lien Liabilities, pro-rata between the High Yield Liabilities and the Unsecured Liabilities in accordance with the terms of the High Yield Finance Documents and the Unsecured Finance Documents (as applicable), and the Consent of any other Party shall not be required for that application.

16.2	Distressed Disposals

(a)

Subject to paragraphs (d) and (e) below, if a Distressed Disposal of any asset is being effected, the Security Agent is irrevocably authorised (at the cost of the relevant Debtor, Security Grantor or the

Company and without any Consent, sanction, authority or further confirmation from any Creditor, Debtor or Security Grantor):

(i)	release of Security/non-crystallisation certificates: to release the Transaction Security or any other claim over that asset and execute and deliver or enter into any release of that Transaction Security or claim and issue any letters of non-crystallisation of any floating charge or any Consent to dealing that may, in the discretion of the Security Agent, be considered necessary or desirable;

(ii)	release of liabilities and Security on a share sale (Debtor): if the asset which is disposed of consists of shares in the capital of a Debtor to release:

(A)	that Debtor and any Subsidiary of that Debtor from all or any part of:

I.	its Borrowing Liabilities;

II.	its Guarantee Liabilities; and

III.	its Other Liabilities;

(B)	any Transaction Security granted by that Debtor or any Subsidiary of that Debtor over any of its assets; and

(C)	any other claim of an Intra-Group Lender, a Subordinated Creditor, or another Debtor over that Debtor’s assets or over the assets of any Subsidiary of that Debtor,

on behalf of the relevant Creditors, Senior Agent, Second Lien Representatives, Senior Arrangers, Second Lien Arrangers, Debtors, Pari Passu Debt Representative(s), Senior Secured Notes Representative(s), the High Yield Representative(s) and the Unsecured Representative(s);

(iii)	release of liabilities and Security on a share sale (Holding Company): if the asset which is disposed of consists of shares in the capital of any Holding Company of a Debtor to release:

(A)	that Holding Company and any Subsidiary of that Holding Company from all or any part of:

I.	its Borrowing Liabilities;

II.	its Guarantee Liabilities; and

III.	its Other Liabilities;

(B)	any Transaction Security granted by that Holding Company or any Subsidiary of that Holding Company over any of its assets; and

(C)	any other claim of an Intra-Group Lender, a Subordinated Creditor or another Debtor over the assets of that Holding Company and any Subsidiary of that Holding Company,

on behalf of the relevant Creditors, Senior Agent, Second Lien Representatives, Senior Arrangers, Second Lien Arrangers, Debtors, Pari Passu Debt Representative(s), Senior Secured Notes Representative(s), the High Yield Representative(s) and the Unsecured Representative(s);

(iv)	disposal of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor and the Security Agent (acting in accordance with paragraph (f) below) decides to dispose of all or any part of:

(A)	the Liabilities; or

(B)	the Debtor Liabilities,

owed by that Debtor or Holding Company or any Subsidiary of that Debtor or Holding Company:

I.	(if the Security Agent (acting in accordance with paragraph (f) below) does not intend that any transferee of those Liabilities or Debtor Liabilities (the Transferee) will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of all or part of those Liabilities or Debtor Liabilities provided that notwithstanding any other provision of any Debt Document the Transferee shall not be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement; and

II.	(if the Security Agent (acting in accordance with paragraph (f) below) does intend that any Transferee will be treated as a Primary Creditor or a Secured Party for the purposes of this Agreement), to execute and deliver or enter into any agreement to dispose of:

(1)	all (and not part only) of the Liabilities owed to the Primary Creditors; and

(2)	all or part of any other Liabilities and the Debtor Liabilities,

on behalf of, in each case, the relevant Creditors and Debtors;

(v)	transfer of obligations in respect of liabilities on a share sale: if the asset which is disposed of consists of shares in the capital of a Debtor or the Holding Company of a Debtor (the Disposed Entity) and the Security Agent (acting in accordance with paragraph (f) below) decides to transfer to another Debtor (the Receiving Entity) all or any part of the Disposed Entity’s obligations or any obligations of any Subsidiary of that Disposed Entity in respect of:

(A)	the Intra-Group Liabilities; or

(B)	the Debtor Liabilities,

to execute and deliver or enter into any agreement to:

I.	agree to the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the relevant Intra-Group Lenders and Debtors to which those obligations are owed and on behalf of the Debtors which owe those obligations; and

II.	(provided the Receiving Entity is a Holding Company of the Disposed Entity which is also a guarantor of Senior Secured Liabilities) to accept the transfer of all or part of the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities on behalf of the Receiving Entity or Receiving Entities to which the obligations in respect of those Intra-Group Liabilities or Debtor Liabilities are to be transferred.

(b)	The net proceeds of each Distressed Disposal (and the net proceeds of any disposal of Liabilities or Debtor Liabilities pursuant to paragraph (a)(iv) above) shall be paid to the Security Agent (as the case may be) for application in accordance with Clause 17 (Application of Proceeds) as if those proceeds were the proceeds of an enforcement of the Transaction Security and, to the extent that any disposal of Liabilities or Debtor Liabilities has occurred pursuant to paragraph (a)(iv)(II above) above, as if that disposal of Liabilities or Debtor Liabilities had not occurred.

(c)	In the case of a Distressed Disposal (or a disposal of Liabilities pursuant to paragraph (a)(iv)(II above) effected by or at the request of the Security Agent (acting in accordance with paragraph (f) below), the Security Agent shall take reasonable care to obtain a fair market price in the prevailing market conditions (though the Security Agent shall not have any obligation to postpone any such Distressed Disposal or disposal of Liabilities in order to achieve a higher price).

(d)	Where Borrowing Liabilities in respect of any Senior Secured Liabilities would otherwise be released pursuant to paragraph (a) above, the Creditor concerned may elect to have those Borrowing Liabilities transferred to a Security Grantor, in which case the Security Agent is irrevocably authorised (at the cost of the relevant Debtor or Security Grantor and without any Consent, sanction, authority or further confirmation from any Creditor, Debtor or Security Grantor) to execute such documents as are required to so transfer those Borrowing Liabilities by way of debt assumption by a the relevant Security Grantor, as relevant.

(e)	If:

(x)	on or after the incurrence of Second Lien Liabilities but before the Second Lien Discharge Date (the Second Lien Protection Period); or

(y)	on or after the incurrence of High Yield Liabilities but before the High Yield Discharge Date (the High Yield Protection Period),

a Distressed Disposal is being effected such that the Borrowing Liabilities or Guarantee Liabilities in respect of any Second Lien Liabilities, or any Transaction Security securing the Second Lien Liabilities, will be released (during the Second Lien Protection Period) or the Borrowing Liabilities or Guarantee Liabilities in respect of any High Yield Liabilities and Transaction Security over shares or assets of a High Yield Guarantor, a HY Issuer and/or a HY Borrower will be released (during the High Yield Protection Period) under this Clause 16.2 (Distressed Disposals), it is a further condition to the release that either:

(i)	(during the High Yield Protection Period) the High Yield Representatives and/or (during the Second Lien Protection Period) the Second Lien Representatives have approved the release; or

(ii)	where (during the High Yield Protection Period) shares or assets of a High Yield Guarantor, a HY Issuer or a HY Borrower or (during the Second Lien Protection Period) shares or assets of a Second Lien Guarantor or subject to Transaction Security securing the Second Lien Liabilities are sold:

(A)	the proceeds of such sale or disposal are in cash (or substantially in cash) and/or other marketable securities or, if the proceeds of such sale or disposal are not in cash (or substantially in cash) and/or other marketable securities, the requirements of paragraph (C)III below are satisfied;

(B)	all claims of the Senior Secured Creditors against a Debtor or a member of the Group (if any) all of whose shares are pledged in favour of the Senior Finance Parties are sold or disposed of pursuant to such Enforcement Action, are unconditionally released and discharged or sold or disposed of concurrently with such sale (and are not assumed by the purchaser or one of its Affiliates), and all Security under the Security Documents in respect of the assets that are sold or disposed of is simultaneously and unconditionally released and discharged concurrently with such sale, provided that in the event of a sale or disposal of any such claim (instead of a release or discharge):

I.	the Senior Agent and Senior Secured Notes Representative(s) determine acting reasonably and in good faith that the Senior Finance Parties and the Senior Secured Notes Finance Parties (respectively) will recover more than if such claim was released or discharged; and

II.	the Senior Agent and Senior Secured Notes Representative(s) serve a notice on the Security Agent notifying the Security Agent of the same, in which case the Security Agent shall be entitled immediately to sell and transfer such claim to such purchaser (or an affiliate of such purchaser); and

(C)	such sale or disposal (including any sale or disposal of any claim) is made:

I.	pursuant to a Competitive Process;

II.	pursuant to any process or proceedings approved or supervised by or on behalf of any court of law where there is a determination of value by or on behalf of the court; or

III.	where an independent investment bank or an internationally recognised firm of accountants or a reputable internationally recognised independent third party professional firm which is regularly engaged in providing valuations in respect of the relevant type and size of the assets, in each case selected by the Security Agent has delivered an opinion (a copy of which has been provided on a non-reliance basis to the High Yield Representatives on behalf of the High Yield Creditors and the Second Lien Representatives on behalf of the Second Lien Creditors) in respect of such sale or disposal that the amount received in connection therewith is fair from a financial point of view taking into account all relevant circumstances including the method of enforcement and such opinion shall be conclusive evidence of the fairness of the amount received provided that the liability of such investment bank or internationally recognised firm of accountants or third party professional firm in giving such opinion may be limited to the amount of its fees in respect of such engagement.

(f)	For the purposes of paragraphs (a)(ii) to (a)(v) and (c) above, the Security Agent shall act:

(i)	if the relevant Distressed Disposal is being effected by way of enforcement of the Transaction Security, in accordance with Clause 15.3 (Manner of enforcement); and

(ii)	in any other case:

(A)	on the instructions of the Instructing Group; or

(B)	in the absence of any such instructions, as the Security Agent sees fit.

16.3	Creditors’, Debtors’ and Security Grantors’ actions

Each Creditor, each Debtor and each Security Grantor will:

(a)	do all things that the Security Agent reasonably requests in order to give effect to this Clause 16 (which shall include, without limitation, the execution of any assignments, transfers, releases or other documents that the Security Agent may reasonably consider to be necessary to give effect to the releases or disposals contemplated by this Clause 16 (Proceeds of Disposals)); and

(b)	if the Security Agent is not entitled to take any of the actions contemplated by this Clause 16 (Proceeds of Disposals) or if the Security Agent requests that any Creditor, Debtor or Security Grantor take any such action, take that action itself in accordance with the reasonable instructions of the Security Agent, provided that the proceeds of those disposals are applied in accordance with Clause 16.1 (Non-Distressed Disposals) or Clause 16.2 (Distressed Disposals) as the case may be.

17.	APPLICATION OF PROCEEDS

17.1	Order of Application of Group Recoveries

Subject to Clause 17.2 (Prospective liabilities) and Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral), all amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Debt Document (excluding any recoveries from a HY Issuer that is not a member of the Group other than pursuant to (1) the Transaction Security Documents or (2) Clause 13 (Turnover of Receipts)) or in connection with the realisation or enforcement of all or any part of the Transaction Security (for the purposes of this Clause 17 (Application of Proceeds), the Group Recoveries) shall be held by the Security Agent on trust, to the extent legally permitted, to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law (and subject to the provisions of this Clause 17 (Application of Proceeds)), in the following order of priority:

(a)	in discharging any sums owing to the Security Agent, any Receiver or any Delegate on a pari passu basis;

(b)	in discharging any sums owing to the Senior Agent (in respect of the Senior Agent Liabilities), any sums owing to the Second Lien Agent (in respect of the Second Lien Agent Liabilities), any sums owing to a Pari Passu Debt Representative (in respect of its Pari Passu Debt Representative Amounts), any sums owing to a High Yield Agent (in respect of the High Yield Agent Liabilities) and any Senior Secured Notes Trustee Amounts, Second Lien Notes Trustee Amounts or High Yield Notes Trustee Amounts on a pari passu basis;

(c)	in payment of all costs and expenses incurred by any Agent or Senior Secured Creditor in connection with any realisation or enforcement of the Transaction Security taken in accordance with the terms of this Agreement or any action taken at the request of the Security Agent under Clause 12.6 (Creditors’ actions);

(d)	in payment to:

(i)	the Senior Agent on its own behalf and on behalf of the Senior Arrangers and the Senior Lenders;

(ii)	each Pari Passu Debt Representative on its own behalf and on behalf of the Pari Passu Creditors;

(iii)	each Senior Secured Notes Representative on its own behalf and on behalf of the Senior Secured Notes Creditor; and

(iv)	the Hedge Counterparties,

for application towards the discharge of:

(A)	the Senior Arranger Liabilities and the Senior Lender Liabilities (in accordance with the terms of the Senior Finance Documents);

(B)	the Pari Passu Debt Liabilities (in accordance with the terms of the Pari Passu Debt Documents);

(C)	the Senior Secured Notes Liabilities (in accordance with the terms of the Senior Secured Notes Finance Documents); and

(D)	the Hedging Liabilities (on a pro rata basis between the Hedging Liabilities of each Hedge Counterparty) (provided that, any Group Recoveries from a Non-ECP Debtor shall not be applied towards the discharge of any Hedging Liability that constitutes an Excluded Swap Obligation), on a pro rata basis (excluding, for the purposes of calculating the pro rata distribution in accordance with this Clause, any amounts owed by a Debtor in respect of any Ancillary Facility or any Letter of Credit to the extent, and in the amount, that SFA Cash Cover has been provided by a Debtor in respect of that amount and is available to the relevant Lender (in respect of an Ancillary Facility) or the party it has been provided for (in respect of a Letter of Credit) pursuant to the relevant SFA Cash Cover Document) and ranking pari passu between paragraphs (A) to (D) above;

(e)	in payment to each Second Lien Representative on its own behalf and on behalf of the other Second Lien Finance Parties (other than the Security Agent) for application (in accordance with the terms of the Second Lien Finance Documents) towards the discharge of the Second Lien Liabilities on a pro rata and pari passu basis;

(f)	in payment to:

(i)	each High Yield Representative on its own behalf and on behalf of the High Yield Finance Parties for application (in accordance with the terms of the High Yield Finance Documents) towards the discharge of the High Yield Liabilities; and

(ii)	each Unsecured Representative on its own behalf and on behalf of the Unsecured Finance Parties for application (in accordance with the terms of the Unsecured Finance Documents) towards the discharge of the Unsecured Liabilities, on a pro rata basis and ranking pari passu between paragraphs (i) and (ii) above; and

(g)	the balance, if any, in payment to the relevant Debtor or Security Grantor.

All amounts from time to time received or recovered by the Security Agent from a HY Issuer (to the extent that HY Issuer is not a member of the Group) pursuant to the terms of any Debt Document (other than pursuant to the Transaction Security Documents or Clause 13 (Turnover of Receipts)) will be applied by the Security Agent in accordance with this Clause 17.1 (Order of Application of Group Recoveries) save that, in this case, payments under paragraph (f) above will be made on a pro rata basis and will rank pari passu with each of the payment referred to in paragraph (d) above.

17.2	Prospective liabilities

Following a Distress Event the Security Agent may, in its discretion, hold any amount of the Group Recoveries not in excess of the Expected Amount (as defined below) in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit until otherwise directed by an Instructing Group (provided that the Security Agent is not obliged to act on such instructions given by an Instructing Group with respect to an Expected Amount that the Security Agent reasonably believes might become owing to

it) (the interest being credited to the relevant account) for later application under Clause 17.1 (Order of Application of Group Recoveries) in respect of:

(a)	any sum to any Security Agent, any Receiver or any Delegate; and

(b)	any part of the Liabilities, the Agent Liabilities or the Arranger Liabilities,

that the Security Agent reasonably considers, in each case, might become due or owing at any time in the future (the Expected Amount).

17.3	Treatment of SFA Cash Cover and Senior Lender Cash Collateral

(a)	Nothing in this Agreement shall prevent any Issuing Bank or Ancillary Facility Lender taking any Enforcement Action in respect of any SFA Cash Cover which has been provided for it in accordance with the Senior Facilities Agreement or any Pari Passu Debt Document.

(b)	To the extent that any SFA Cash Cover is not held with the Relevant Issuing Bank or Relevant Ancillary Lender, all amounts from time to time received or recovered in connection with the realisation or enforcement of that SFA Cash Cover shall be paid to the Security Agent and shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:

(i)	to the Relevant Issuing Bank or Relevant Ancillary Lender towards the discharge of the Senior Lender Liabilities for which that SFA Cash Cover was provided; and

(ii)	the balance, if any, in accordance with Clause 17.1 (Order of Application of Group Recoveries).

(c)	To the extent that any SFA Cash Cover is held with the Relevant Issuing Bank or Relevant Ancillary Lender, nothing in this Agreement shall prevent that Relevant Issuing Bank or Relevant Ancillary Lender receiving and retaining any amount in respect of that SFA Cash Cover.

(d)	Nothing in this Agreement shall prevent any Issuing Bank receiving and retaining any amount in respect of any Senior Lender Cash Collateral provided for it in accordance with the terms of the Senior Facilities Agreement.

17.4	Investment of proceeds

Prior to the application of the proceeds of the Security Property in accordance with Clause 17.1 (Order of Application of Group Recoveries) the Security Agent may, in its discretion, hold all or part of those proceeds (but not in excess of the amounts due or to become due and while so held the excess of the interest charged on the Liabilities shall not exceed the interest earned on such suspect or impersonal account(s)) in an interest bearing suspense or impersonal account(s) in the name of the Security Agent with such financial institution (including itself) and for so long as the Security Agent shall think fit until otherwise directed by an Instructing Group (the interest being credited to the relevant account) pending the application from time to time of those moneys in the Security Agent’s discretion in accordance with the provisions of this Clause 17 (Application of Proceeds).

17.5	Currency Conversion

(a)	For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any moneys received or recovered by it from one currency to another, at the Security Agent’s Spot Rate of Exchange.

(b)	The obligations of any Debtor or Security Grantor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

17.6	Permitted Deductions

The Security Agent shall be entitled, in its discretion, (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of taxes or otherwise)

which it is or may be required by any applicable law to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties, or by virtue of its capacity as Security Agent under any of the Debt Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).

17.7	Good Discharge

(a)	Any payment to be made in respect of the Secured Obligations by the Security Agent:

(i)	may be made to the relevant Agent on behalf of its Creditors;

(ii)	may be made to the Relevant Issuing Bank or Relevant Ancillary Lender in accordance with paragraph (b)(i) of Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral); or

(iii)	shall be made directly to the Hedge Counterparties,

and any payment made in that way shall be a good discharge, to the extent of that payment, by the Security Agent.

(b)	The Security Agent is not under any obligation to make the payments to the Agents or the Hedge Counterparties under paragraph (a) above in the same currency as that in which the Liabilities owing to the relevant Creditor are denominated.

17.8	Calculation of Amounts

For the purpose of calculating any person’s share of any sum payable to or by it, the Security Agent shall be entitled to:

(a)	notionally convert the Liabilities owed to any person into a common base currency (decided in its discretion by the Security Agent), that notional conversion to be made at the spot rate at which the Security Agent is able to purchase the notional base currency with the actual currency of the Liabilities owed to that person at the time at which that calculation is to be made; and

(b)	assume that all moneys received or recovered as a result of the enforcement or realisation of the Security Property are applied in discharge of the Liabilities in accordance with the terms of the Debt Documents under which those Liabilities have arisen.

18.	EQUALISATION

18.1	Equalisation definitions

For the purposes of this Clause 18 (Equalisation):

Enforcement Date means the first date (if any) on which a Senior Secured Creditor takes enforcement action of the type described in paragraphs (a)(i), (a)(iii), (a)(iv) or (c) of the definition of Enforcement Action in accordance with the terms of this Agreement.

Exposure means:

(a)

in relation to a Senior Lender, the aggregate amount of its participation (if any, and without double counting) in all Utilisations outstanding under the Senior Facilities Agreement at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date to have been actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims in respect of amounts outstanding under the Revolving Facility and each Ancillary Facility in accordance with the Senior Facilities Agreement which has taken place since the Enforcement Date to have taken place at the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under the Senior Facilities Agreement and amounts owed to it by a Debtor in respect of any Ancillary Facility but excluding:

(i)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent that that amount would not be outstanding but for a breach by that Senior Lender of any provision of the Senior Facilities Agreement governing that Ancillary Facility;

(ii)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent (and in the amount) that SFA Cash Cover has been provided by a Debtor in respect of that amount and is available to that Senior Lender pursuant to the relevant SFA Cash Cover Document; and

(iii)	any amount outstanding in respect of a Letter of Credit to the extent (and in the amount) that SFA Cash Cover has been provided by a Debtor in respect of that amount and is available to the relevant Senior Finance Party (as applicable) pursuant to the relevant SFA Cash Cover Document; and

(b)	in relation to a Senior Secured Notes Creditor, the Senior Secured Notes Liabilities owed by the Debtors to that Senior Secured Notes Creditor;

(c)	in relation to a Hedge Counterparty:

(i)	if that Hedge Counterparty has terminated or closed out any hedging transaction under any Hedging Agreement in accordance with the terms of this Agreement on or prior to the Enforcement Date, the amount, if any, payable to it under that Hedging Agreement in respect of that termination or close-out as of the date of termination or close-out (taking into account any interest accrued on that amount) to the extent that amount is unpaid at the Enforcement Date (that amount to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement); and

(ii)	if that Hedge Counterparty has not terminated or closed out any hedging transaction under any Hedging Agreement on or prior to the Enforcement Date:

(A)	if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement); or

(B)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction if the Enforcement Date was deemed to be the date similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement; and

(d)	in relation to a Pari Passu Creditor:

(i)

in respect of any Pari Passu Debt in which it has a participation (other than Pari Passu Debt in the form of any notes), the aggregate amount of its participation (if any, and without double counting) in all utilisations outstanding under the relevant Pari Passu Debt Document at the Enforcement Date (assuming all contingent liabilities which have become actual liabilities since the Enforcement Date had become actual liabilities at the Enforcement Date (but not including, for these purposes only, any interest that would have accrued from the Enforcement Date to the date of actual maturity in respect of those liabilities) and assuming any transfer of claims between Pari Passu Creditors under that

Pari Passu Debt Document pursuant to any loss-sharing arrangement in such Pari Passu Debt Document which has taken place since the Enforcement Date had taken place at the Enforcement Date) together with the aggregate amount of all accrued interest, fees and commission owed to it under such Pari Passu Debt Document and amounts owed to it by a Debtor in respect of any Ancillary Facility entered into pursuant to such Pari Passu Debt Document but excluding:

(A)	any amount owed to it by a Debtor in respect of any Ancillary Facility to the extent that that amount would not be outstanding but for a breach by that Pari Passu Creditor of any provision of that Pari Passu Debt Document governing that Ancillary Facility;

(B)	any amount owed to it by a Debtor in respect of any such Ancillary Facility to the extent (and in the amount) that SFA Cash Cover has been provided by a Debtor in respect of that amount and is available to that Pari Passu Creditor pursuant to the relevant SFA Cash Cover Document; and

(C)	any amount outstanding in respect of a Letter of Credit to the extent (and in the amount) that SFA Cash Cover has been provided by a Debtor in respect of that amount and is available to the party it has been provided for pursuant to the relevant SFA Cash Cover Document; and

(ii)	in respect of any Pari Passu Debt in the form of any notes held by such Pari Passu Creditor, the aggregate outstanding principal amount of all such Pari Passu Debt which are held by Pari Passu Creditors at the Enforcement Date.

Utilisation has the meaning given to the term “Utilisation” in the Senior Facilities Agreement.

18.2	Implementation of equalisation

The provisions of this Clause 18 (Equalisation) shall be applied at such time or times after the Enforcement Date as the Security Agent shall consider appropriate. Without prejudice to the generality of the preceding sentence, if the provisions of this Clause 18 (Equalisation) have been applied before all the Liabilities have matured and/or been finally quantified, the Security Agent may elect to re-apply those provisions on the basis of revised Exposures and the Senior Secured Creditors shall make appropriate adjustment payments amongst themselves.

18.3	Equalisation

If, for any reason, any Senior Secured Liabilities remain unpaid after the Enforcement Date and the resulting losses are not borne by the Senior Secured Creditors in the proportions which their respective Exposures at the Enforcement Date bore to the aggregate Exposures of all the Senior Secured Creditors at the Enforcement Date, the Senior Secured Creditors (subject, in the case of Notes Trustee Amounts, to paragraphs (a) and (c) of Clause 29.1 (Liability)) will make such payments amongst themselves as the Security Agent shall require to put the Senior Secured Creditors in such a position that (after taking into account such payments) those losses are borne in those proportions.

18.4	Turnover of enforcement proceeds

If:

(a)	the Security Agent, the Senior Agent, any Pari Passu Debt Representative or any Senior Secured Notes Representative or Second Lien Representative is not entitled, for reasons of applicable law, to pay amounts received pursuant to the making of a demand under any guarantee, indemnity or other assurance against loss or the enforcement of the Transaction Security to the Senior Secured Creditors and/or the Second Lien Creditors but is entitled to distribute those amounts to Creditors (such Creditors, the Receiving Creditors) who, in accordance with the terms of this Agreement, are subordinated in right and priority of payment to the Senior Secured Creditors; and

(b)	the later of the Senior Secured Discharge Date and the Second Lien Discharge Date has not yet occurred (nor would occur after taking into account such payments),

then the Receiving Creditors shall make such payments to the Senior Secured Creditors and/or the Second Lien Creditors as the Security Agent shall require to place the Senior Secured Creditors in the position they would have been in had such amounts been available for application against the Senior Secured Liabilities.

18.5	Notification of Exposure

Before each occasion on which it intends to implement the provisions of this Clause 18 (Equalisation), the Security Agent shall send notice to each Hedge Counterparty, the Senior Agent (on behalf of the Senior Lenders) and each Senior Secured Notes Representative (on behalf of the Senior Secured Notes Creditors) and each Pari Passu Debt Representative (on behalf of the Pari Passu Creditors) requesting that it notify the Security Agent of, respectively, its Exposure, the Exposure of each Senior Secured Notes Creditor and Pari Passu Creditor and the Exposure of each Senior Lender (if any).

18.6	Default in payment

If a Creditor fails to make a payment due from it under this Clause 18 (Equalisation), the Security Agent shall be entitled (but not obliged) to take action on behalf of the Senior Secured Creditor(s) to whom such payment was to be redistributed (subject to being indemnified to its satisfaction by such Senior Secured Creditor(s) in respect of costs) but shall have no liability or obligation towards such Senior Secured Creditor(s), any other Senior Secured Creditor or Creditor as regards such default in payment and any loss suffered as a result of such default shall lie where it falls.

19.	REFINANCING OF PRIMARY CREDITOR LIABILITIES

19.1	Senior Secured Creditor Liabilities Refinancing

It is hereby agreed that the Senior Secured Creditor Liabilities may be discharged, refinanced, replaced or exchanged in whole or in part on terms and in a manner that does not breach the terms of this Agreement, the Senior Facilities Agreement, any Senior Secured Notes Indenture, any Pari Passu Debt Document, any Second Lien Facilities Agreement, any Second Lien Notes Indenture, any High Yield Facilities Agreement or any High Yield Notes Indenture without the consent of any other Creditors and that:

(a)	any obligations incurred by any Debtor or member of the Group pursuant to such refinancing or replacement of the Senior Lender Liabilities (Senior Refinancing Lender Liabilities), Pari Passu Debt Liabilities (Pari Passu Debt Refinancing Liabilities) or the Senior Secured Notes Liabilities (Senior Secured Notes Refinancing Liabilities and, together with any Senior Refinancing Lender Liabilities and Pari Passu Debt Refinancing Liabilities, the Senior Secured Refinancing Liabilities) will, to the extent so designated by the Company:

(i)	in the case of Senior Secured Refinancing Liabilities that are Senior Refinancing Loans, rank as Senior Lender Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(ii)	in the case of Senior Secured Refinancing Liabilities that are Senior Secured Notes, rank as Senior Secured Notes Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(iii)	in the case of Senior Secured Refinancing Liabilities that are Pari Passu Debt, rank as Pari Passu Debt Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(iv)	in the case of Senior Secured Refinancing Liabilities that are Second Lien Liabilities, rank as Second Lien Liabilities in the manner described in Clause 2.1 (Creditor Liabilities); and

(v)	in the case of Senior Secured Refinancing Liabilities that are High Yield Liabilities, rank as High Yield Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(b)	subject to Clause 19.6 (New Security), the Transaction Security Documents shall secure such Senior Secured Refinancing Liabilities (other than Senior Secured Refinancing Liabilities that are High Yield Liabilities) and in respect of such Transaction Security Documents and any new security granted by any Debtor, member of the Group or Security Grantor to secure such Senior Secured Refinancing Liabilities, such Senior Secured Refinancing Liabilities will:

(i)	in the case of Senior Secured Refinancing Liabilities that are Senior Refinancing Loans, rank as Senior Lender Liabilities in the manner described in Clause 2.2 (Transaction Security);

(ii)	in the case of Senior Secured Refinancing Liabilities that are Senior Secured Notes, rank as Senior Secured Notes Liabilities in the manner described in Clause 2.2 (Transaction Security);

(iii)	in the case of Senior Secured Refinancing Liabilities that are Pari Passu Debt, rank as Pari Passu Debt Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(iv)	in the case of Senior Secured Refinancing Liabilities that are Second Lien Liabilities, rank as Second Lien Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(c)	This Agreement shall be construed to permit the assumption of any Senior Secured Refinancing Liabilities and to give effect to the ranking set out in paragraphs (a) and (b) above,

provided that:

(i)	any trustee or representative of the creditors of such Senior Secured Refinancing Liabilities (a Senior Refinancing Agent), accedes to this Agreement in accordance with Clause 22.13 (Creditor Accession Undertaking) on the same terms as a Senior Agent; and

(ii)	each creditor in relation to such Senior Secured Refinancing Liabilities (that is not a Senior Refinancing Agent) accedes to this Agreement in accordance with Clause 22.13 (Creditor Accession Undertaking) or is deemed to accede to this Agreement pursuant to the terms of its relevant finance documents, in each case on the same terms as a Senior Creditor.

19.2	Second Lien Liabilities Refinancing

It is hereby agreed that the Second Lien Liabilities may be refinanced, replaced or exchanged in whole or in part on terms and in a manner that does not breach the terms of this Agreement, the Senior Facilities Agreement, any Senior Secured Notes Indenture, any Pari Passu Debt Document, any Second Lien Facilities Agreement, any Second Lien Notes Indenture, any High Yield Facilities Agreement or any High Yield Notes Indenture without the consent of any other Creditors and that:

(a)	any obligations incurred by any Debtor or other member of the Group pursuant to such refinancing or replacement of the Second Lien Liabilities (Second Lien Refinancing Liabilities) will, to the extent so designated by the Company:

(i)	in the case of Second Lien Refinancing Liabilities that are Senior Refinancing Loans, rank as Senior Lender Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(ii)	in the case of Second Lien Refinancing Liabilities that are Senior Secured Notes, rank as Senior Secured Notes Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(iii)	in the case of Second Lien Refinancing Liabilities that are Pari Passu Debt, rank as Pari Passu Debt Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(iv)	in the case of Second Lien Refinancing Liabilities that are Second Lien Liabilities, rank as Second Lien Liabilities in the manner described in Clause 2.1 (Creditor Liabilities); and

(v)	in the case of Second Lien Refinancing Liabilities that are High Yield Liabilities, rank as High Yield Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

(b)	subject to Clause 19.6 (New Security), the Transaction Security Documents shall secure such Second Lien Refinancing Liabilities (other than Second Lien Refinancing Liabilities that are High Yield Liabilities) and in respect of such Transaction Security Documents and any new security granted by any Debtor, member of the Group or Security Grantor to secure such Second Lien Refinancing Liabilities, such Senior Secured Refinancing Liabilities will:

(i)	in the case of Second Lien Refinancing Liabilities that are Senior Refinancing Loans, rank as Senior Lender Liabilities in the manner described in Clause 2.2 (Transaction Security);

(ii)	in the case of Second Lien Refinancing Liabilities that are Senior Secured Notes, rank as Senior Secured Notes Liabilities in the manner described in Clause 2.2 (Transaction Security);

(iii)	in the case of Second Lien Refinancing Liabilities that are Pari Passu Debt, rank as Pari Passu Debt Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(iv)	in the case of Second Lien Refinancing Liabilities that are Second Lien Refinancing Loans, rank as Second Lien Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(c)	this Agreement shall be construed to permit the assumption of any Second Lien Refinancing Liabilities and to give effect to the ranking set out in paragraphs (a) and (b) of Clause 19.1 (Senior Secured Creditor Liabilities Refinancing),

provided that:

(i)	any trustee or representative of the creditors of such Senior Secured Refinancing Liabilities (a Senior Refinancing Agent), accedes to this Agreement in accordance with Clause 22.13 (Creditor Accession Undertaking) on the same terms as a Senior Agent; and

(ii)	each creditor in relation to such Senior Secured Refinancing Liabilities (that is not a Senior Refinancing Agent) accedes to this Agreement in accordance with Clause 22.13 (Creditor Accession Undertaking) or is deemed to accede to this Agreement pursuant to the terms of its relevant finance documents, in each case on the same terms as a Senior Creditor.

19.3	High Yield Liabilities Refinancing

(a)	It is agreed that the High Yield Liabilities may be discharged, refinanced, replaced or exchanged in whole or in part from:

(i)	to the extent permitted or not prohibited by the Debt Documents, the proceeds of issues of share capital by a HY Issuer or HY Borrower (as applicable) or, to the extent not secured by the assets of, or guaranteed by, any Debtor (other than the HY Issuer and the HY Borrower) or any member of the Group, subordinated loans or other extensions of credit made to a HY Issuer or a HY Borrower by its Subordinated Creditors;

(ii)	with equity securities or, to the extent not secured by the assets of, or guaranteed by, any Debtor (other than the HY Issuer and the HY Borrower) or any member of the Group, debt securities of a HY Issuer or a HY Borrower; or

(iii)	(if prior to the Senior Lender Discharge Date) in each case to the extent permitted or not prohibited by the Senior Facilities Agreement, (and if prior to the Senior Secured Notes Discharge Date,) in each case to the extent permitted or not prohibited by the Senior Secured Notes Finance Documents, (and if prior to the Pari Passu Debt Discharge Date) in each case to the extent permitted or not prohibited by the Pari Passu Debt Documents, (and if prior to the Second Lien Loan Discharge Date) in each case to the extent permitted or not prohibited by the Second Lien Facilities Agreement and (if prior to the Second Lien Notes Discharge Date) in each case to the extent permitted or not prohibited by the Second Lien Notes Finance Documents, from the proceeds of:

(A)	an issue by a HY Issuer of High Yield Notes;

(B)	High Yield Refinancing Loans;

(C)	Senior Refinancing Loans;

(D)	Second Lien Refinancing Loans;

(E)	an issue by a Senior Secured Notes Issuer of Senior Secured Notes;

(F)	an issue by a Second Lien Notes Issuer of Second Lien Notes; or

(G)	the incurrence of Pari Passu Debt,

and in each case and for the avoidance of doubt:

I.	any such High Yield Notes shall rank as High Yield Notes Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

II.	any such High Yield Refinancing Loans shall rank as High Yield Loan Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

III.	any such Senior Refinancing Loans shall rank as Senior Lender Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

IV.	any such Pari Passu Debt shall rank as Pari Passu Debt Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

V.	any such Second Lien Refinancing Loans shall rank as Second Lien Loan Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

VI.	any such Second Lien Notes shall rank as Second Lien Notes Liabilities in the manner described in Clause 2.1 (Creditor Liabilities);

VII.	any such Senior Secured Notes shall rank as Senior Secured Notes Liabilities in the manner described in Clause 2.1 (Creditor Liabilities); and

VIII.	subject to Clause 19.6 (New Security), the Transaction Security Documents shall secure such Senior Secured Notes, Pari Passu Debt, Senior Refinancing Loans, Second Lien Notes and/or Second Lien Refinancing Loans and in respect of such Transaction Security Documents and any new security granted by any Debtor, Security Grantor or member of the Group to secure such Senior Secured Notes, Senior Refinancing Loans, Second Lien Notes, Second Lien Refinancing Loans and/or Pari Passu Debt, such Senior Secured Notes, Second Lien Notes, Senior Refinancing Loans, Second Lien Refinancing Loans and/or Pari Passu Debt will:

(aa)	in the case of Pari Passu Debt, rank as Pari Passu Debt Liabilities in the manner described in Clause 2.2 (Transaction Security);

(bb)	in the case of Senior Refinancing Loans, rank as Senior Lender Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(cc)	in the case of Second Lien Refinancing Loans, rank as Second Lien Loan Liabilities in the manner described in Clause 2.2 (Transaction Security);

(dd)	in the case of Second Lien Notes, rank as Second Lien Notes Liabilities in the manner described in Clause 2.2 (Transaction Security); and

(ee)	in the case of Senior Secured Notes, rank as Senior Secured Notes Liabilities in the manner described in Clause 2.2 (Transaction Security).

19.4	Further assurance

Each High Yield Representative, each Senior Secured Notes Trustee, the Pari Passu Debt Representative, the Senior Agent, each Second Lien Representative and the Security Agent, will and is hereby authorised and instructed to enter into such agreement or agreements with the Debtors and/or the holders of the Liabilities pursuant to Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) and/or Clause 19.2 (Second Lien Liabilities Refinancing) and/or Clause 19.3 (High Yield Liabilities Refinancing) and/or their agents and trustees, whether by way of supplement, amendment or restatement of the terms of this

Agreement or by a separate deed, as may be necessary to give effect to the terms of Clause 19.1 (Senior Secured Creditor Liabilities Refinancing), Clause 19.2 (Second Lien Liabilities Refinancing) or Clause 19.3 (High Yield Liabilities Refinancing). Any such amendment shall not require the consent of any Creditor save as provided for in such Clauses and shall be effective and binding on all Parties upon the execution thereof by the Debtors, the Obligors (as defined in the Senior Facilities Agreement), each High Yield Representative, each Senior Secured Notes Trustee, the Pari Passu Debt Representative, the Senior Agent, each Second Lien Representative and the Security Agent (as applicable).

19.5	Release of Securities

Where the terms of a refinancing, restructuring, replacement or increase falling within Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) or 19.2 (Second Lien Liabilities Refinancing) requires the release of any Security by the Security Agent and any consent required under the Senior Finance Documents, the Senior Secured Notes Finance Documents, the Pari Passu Debt Documents, the Second Lien Finance Documents or the High Yield Finance Documents, as applicable, in respect of such release of Security has been obtained, the Security Agent shall release such Security which has been granted to it provided that such release occurs on the date of such refinancing, restructuring, replacement or increase and is within the terms of such consent (if any).

19.6	New Security

(a)	To the extent any Liabilities as contemplated in:

(i)	Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) (Refinancing Senior Liabilities); or

(ii)	Section 2.14 (Additional Facilities) or Section 2.15 (Refinancing Amendments) of the Senior Facilities Agreement (Additional Senior Secured Liabilities),

cannot be secured pari passu with the then existing Senior Secured Liabilities under the existing Security Documents (the Initial Security Documents) without the security interests under such Initial Security Documents first being released, the Parties agree that such Refinancing Senior Liabilities or Additional Senior Secured Liabilities (as the case may be) will (to the extent permitted by applicable law) be secured pursuant to the execution of additional security documents (the Additional Senior Security Documents) on a second or lesser ranking basis.

(b)	Notwithstanding paragraph (a) above, to the extent permitted by applicable law (and, in the case of Additional Senior Secured Liabilities, the Senior Facilities Agreement), any Refinancing Senior Liabilities or Additional Senior Secured Liabilities (as the case may be) which do not benefit from the Initial Security Documents on a pari passu basis will nonetheless be deemed and treated for the purpose of this Agreement and Clause 17 (Application of Proceeds) as secured by the Initial Security Documents and the Additional Senior Security Documents pari passu with other Liabilities which would otherwise have the same ranking as contemplated by Clause 19.1 (Senior Secured Creditor Liabilities Refinancing) or Section 2.14 (Additional Facilities) or Section 2.15 (Refinancing Amendments) of the Senior Facilities Agreement (as the context requires).

(c)	To the extent any Liabilities as contemplated in:

(i)	Clause 19.2 (Second Lien Liabilities Refinancing) (Refinancing Second Lien Liabilities) above; or

(ii)	the “Increase” and “Additional Facilities” provisions of any Second Lien Finance Documents(Additional Second Lien Liabilities),

cannot be secured pari passu with the then existing Second Lien Liabilities under the existing Security Documents that secure Second Lien Liabilities (the Initial Second Lien Security Documents) without the security interests under such Initial Second Lien Security Documents first being released, the Parties agree that such Refinancing Second Lien Liabilities or Additional Second Lien Liabilities (as the case may be) will (to the extent permitted by applicable law) be secured pursuant to the execution of additional security documents (the Additional Second Lien Security Documents) on a second or lesser ranking basis.

(d)	Notwithstanding paragraph (c) above, to the extent permitted by applicable law (and, in the case of Additional Second Lien Liabilities, any Second Lien Finance Documents), any Refinancing Second Lien Liabilities or Additional Second Lien Liabilities (as the case may be) which do not benefit from the Initial Second Lien Security Documents on a pari passu basis will nonetheless be deemed and treated for the purpose of this Agreement and Clause 17 (Application of Proceeds) as secured by the Initial Second Lien Security Documents and the Additional Second Lien Security Documents pari passu with other Liabilities which would otherwise have the same ranking as contemplated by Clause 19.2 (Second Lien Liabilities Refinancing) or the “Increase” and “Additional Facilities” provisions of any Second Lien Facilities Agreement (as the context requires).

20.	THE SECURITY AGENT

20.1	Appointment by Secured Parties

(a)	Each Secured Party (other than the Security Agent) irrevocably appoints the Security Agent in accordance with the following provisions of this Clause 20 (The Security Agent) to act as its agent, trustee, joint and several creditor or beneficiary of a parallel debt (as the case may be) under this Agreement and with respect to the Security Documents, and irrevocably authorises the Security Agent on its behalf to:

(i)	execute each Security Document expressed to be executed by the Security Agent on its behalf; and

(ii)	perform such duties and exercise such rights and powers under this Agreement and the Security Documents as are specifically delegated to the Security Agent by the terms thereof, together with such rights, powers and discretions as are reasonably incidental thereto including enforcing the Transaction Security in accordance with the terms of this Agreement and the relevant Transaction Security Document.

(b)	Each Secured Party confirms that:

(i)	the Security Agent has authority to accept on its behalf the terms of any reliance letter or engagement letter relating to any reports or letters provided in connection with the Secured Debt Documents or the transactions contemplated by the Secured Debt Documents, to bind it in respect of those reports or letters and to sign that reliance letter or engagement letter on its behalf and to the extent that reliance letter or engagement letter has already been entered into ratifies those actions; and

(ii)	it accepts the terms and qualifications set out in that reliance letter or engagement letter.

(c)	The Security Agent shall have only those duties, obligations and responsibilities which are expressly specified in this Agreement and/or the Security Documents to which the Security Agent is a Party (and no others shall be implied). The Security Agent’s duties under this Agreement and/or the Security Documents to which the Security Agent is a Party are solely of a mechanical and administrative nature.

(d)	The Security Agent is released from any applicable restrictions on entering into any transaction as a representative of:

(i)	two or more principals contracting with each other; and

(ii)	one or more principals with whom it is contracting in its own name.

20.2	Trust

(a)	The Security Agent declares that it shall hold the Security Property (other than the Security Property over which Security is created by means of a Security Document governed by Dutch law) on trust for the Secured Parties on the terms contained in this Agreement.

(b)	Each of the parties to this Agreement agrees that the Security Agent shall have only those duties, obligations and responsibilities expressly specified in this Agreement or in the Security Documents to which the Security Agent is expressed to be a party (and no others shall be implied).

20.3	Parallel Debt (Covenant to pay the Security Agent)

(a)	In this Clause 20.3 (Parallel Debt (Covenant to pay the Security Agent)):

Secured Party Claim means any amount which a Debtor owes to a Secured Party under or in connection with the Secured Debt Documents, the Second Lien Finance Documents and any High Yield Finance Documents.

Security Agent Claim has the meaning given to it in paragraph (b) below.

(b)	Each Debtor irrevocably and unconditionally undertakes to pay to the Security Agent, as an independent and separate creditor, an amount equal to each Secured Party Claim owed by such Debtor on the due date of such Secured Party Claim (the Security Agent Claims).

(c)	Each Security Agent Claim is created on the understanding that the Security Agent must:

(i)	share the proceeds of each Security Agent Claim with the other Secured Parties; and

(ii)	pay those proceeds to the Secured Parties in accordance with Clause 17 (Application of Proceeds).

(d)	The Security Agent may enforce performance of any Security Agent Claim in its own name as an independent and separate right. This includes any suit, execution, enforcement of security, recovery of guarantees and applications for and voting in respect of any kind of insolvency proceeding.

(e)	Each Secured Party must, at the request of the Security Agent, perform any act required in connection with the enforcement of any Security Agent Claim. This includes joining in any proceedings as co-claimant with the Security Agent.

(f)	Unless the Security Agent fails to enforce a Security Agent Claim within a reasonable time after its due date, a Secured Party may not take any action to enforce the corresponding Secured Party Claim unless it is requested to do so by the Security Agent.

(g)	Each Debtor irrevocably and unconditionally waives any right it may have to require a Secured Party to join in any proceedings as co-claimant with the Security Agent in respect of any Security Agent Claim.

(h)	(i)	Discharge by a Debtor of a Secured Party Claim will discharge the corresponding Security Agent Claim in the same amount.

(ii)	Discharge by a Debtor of a Security Agent Claim will discharge the corresponding Secured Party Claim in the same amount.

(iii)	The aggregate amount of the Security Agent Claims will never exceed the aggregate amount of Secured Party Claims.

(i)	(i)	A defect affecting a Security Agent Claim against a debtor will not affect any Secured Party Claim.

(ii)	A defect affecting a Secured Party Claim against a debtor will not affect any Security Agent Claim.

(j)	If the Security Agent returns to any Debtor, whether in any kind of insolvency proceedings or otherwise, any recovery in respect of which it has made a payment to a Secured Party, that Secured Party must repay an amount equal to that recovery to the Security Agent.

(k)	Without limiting or affecting the Security Agent’s rights against any Debtor (whether under this Clause 20.3 (Parallel Debt (Covenant to pay the Security Agent)) or under any other provision of the Secured Debt Documents, the Second Lien Finance Documents or High Yield Finance Documents), the Security Agent agrees with each other Secured Party (on a several and divided basis) that it will not exercise its rights in respect of the Security Agent Claims except with the consent of the Instructing Group. However, for the avoidance of doubt, nothing in the previous sentence shall in any way limit the Security Agent’s right to act in the protection or preservation of rights under any Transaction Security Document or to enforce any Transaction Security as contemplated by this Agreement, the relevant Transaction Security Document or any other Secured Debt Documents, Second Lien Finance Documents or High Yield Finance Documents (or to do any act reasonably incidental to the foregoing).

20.4	No independent power

Subject to Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral), the Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any rights or powers arising under the Security Documents (other than the Senior Facilities Agreement and/or any Second Lien Facilities Agreement) except through the Security Agent.

20.5	Instructions to Security Agent and exercise of discretion

(a)	Subject to paragraphs (e) and (f) below, the Security Agent shall act in accordance with any instructions given to it by an Instructing Group or, if so instructed by an Instructing Group, refrain from exercising any right, power, authority or discretion vested in it as Security Agent and shall be entitled to assume that (i) any instructions received by it from an Agent, the Creditors or a group of Creditors are duly given in accordance with the terms of the Debt Documents and (ii) unless it has received actual notice of revocation, that those instructions or directions have not been revoked.

(b)	The Security Agent shall be entitled to request instructions, or clarification of any direction, from an Instructing Group (or from the Majority Second Lien Creditors (to the extent it is entitled to give instructions to the Security Agent pursuant to Clause 15 (Enforcement of Transaction Security))) as to whether, and in what manner, it should exercise or refrain from exercising any rights, powers, authorities and discretions and the Security Agent may refrain from acting unless and until those instructions or clarification are received by it.

(c)	Save as provided in Clause 15 (Enforcement of Transaction Security), any instructions given to the Security Agent by an Instructing Group shall override any conflicting instructions given by any other Parties.

(d)	Any instructions or votes given or to be given to the Security Agent by any Creditor shall be provided by the relevant Creditor’s representative (including, in respect of the Noteholder(s) or Senior Secured Notes Liabilities or Second Lien Notes Liabilities, by the relevant Notes Trustee(s)) and the Security Agent shall be entitled to communicate with any Creditor or Creditors through such Creditor(s’) representative and shall have no obligation to communicate with any Creditor or Creditors other than through such Creditor(s’) representative.

(e)	Paragraph (a) above shall not apply:

(i)	where a contrary indication appears in this Agreement;

(ii)	where this Agreement requires the Security Agent to act in a specified manner or to take a specified action;

(iii)	in respect of any provision which protects the Security Agent’s own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, the provisions set out in Clauses 20.7 (Security Agent’s discretions) to 20.22 (Disapplication);

(iv)	in respect of the exercise of the Security Agent’s discretion to exercise a right, power or authority under any of:

(A)	Clause 16.1 (Non-Distressed Disposals);

(B)	Clause 17.1 (Order of Application of Group Recoveries);

(C)	Clause 17.2 (Prospective liabilities);

(D)	Clause 17.3 (Treatment of SFA Cash Cover and Senior Lender Cash Collateral); and

(E)	Clause 17.6 (Permitted Deductions).

(f)	If giving effect to instructions given by an Instructing Group would (in the Security Agent’s good faith opinion) have an effect equivalent to an Intercreditor Amendment, the Security Agent shall not act in accordance with those instructions unless Consent to it so acting is obtained from each Party (other than the Security Agent) whose Consent would have been required in respect of that Intercreditor Amendment.

(g)	In exercising any discretion to exercise a right, power or authority under this Agreement where either:

(i)	it has not received any instructions from an Instructing Group as to the exercise of that discretion; or

(ii)	the exercise of that discretion is subject to paragraph (e)(iv) above,

the Security Agent shall:

(A)	other than where paragraph (B) below applies, do so having regard to the interests of all the Secured Parties; or

(B)	if (in its opinion) there is a Creditor Conflict in relation to the matter in respect of which the discretion is to be exercised:

I.	prior to the Senior Secured Discharge Date, do so having regard only to the interests of all the Senior Secured Creditors;

II.	prior to the Second Lien Discharge Date but after the Senior Secured Discharge Date, do so having regard only to the interests of the Second Lien Creditors; or

III.	prior to the High Yield Discharge Date but after the Second Lien Discharge Date and Senior Secured Discharge Date, do so having regard only to the interests of the High Yield Creditors..

20.6	Security Agent’s Actions

Without prejudice to the provisions of Clause 15 (Enforcement of Transaction Security) and Clause 20.5 (Instructions to Security Agent and exercise of discretion), the Security Agent may (but shall not be obliged to), in the absence of any instructions to the contrary, take such action in the exercise of any of its powers and duties under the Debt Documents as it considers in its good faith discretion to be appropriate.

20.7	Security Agent’s discretions

The Security Agent may:

(a)	assume (unless it has received actual notice to the contrary from a Hedge Counterparty or from one of the Agents) that (i) no Default has occurred and no Debtor or Security Grantor is in breach of or default under its obligations under any of the Debt Documents and (ii) any right, power, authority or discretion vested by any Debt Document in any person has not been exercised;

(b)	if it receives any instructions or directions under Clause 15 (Enforcement of Transaction Security) to take any action in relation to the Transaction Security, assume that all applicable conditions under the Debt Documents for taking that action have been satisfied;

(c)	engage, pay for and rely on the advice or services of any legal advisers, accountants, tax advisers, surveyors or other experts (whether obtained by the Security Agent or by any other Secured Party) whose advice or services may at any time seem necessary, expedient or desirable;

(d)	act under the Debt Documents through its personnel and agents;

(e)	rely upon any communication or document believed by it to be genuine and, as to any matters of fact which might reasonably be expected to be within the knowledge of a Secured Party, any Creditor, a Debtor or Security Grantor, upon a certificate signed by or on behalf of that person; and

(f)	refrain from acting in accordance with the instructions of any Party (including bringing any legal action or proceeding arising out of or in connection with the Debt Documents) until it has received any indemnification and/or security that it may in its discretion require (whether by way of payment in advance or otherwise) for all costs, losses and liabilities which it may incur in so acting.

20.8	Security Agent’s obligations

The Security Agent shall promptly:

(a)	copy to (i) each Agent and (ii) each Hedge Counterparty the contents of any notice or document received by it from any Debtor or any Security Grantor under any Debt Document;

(b)	forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party provided that, except where a Debt Document expressly provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party;

(c)	inform (i) each Agent and (ii) each Hedge Counterparty of the occurrence of any Default or any default by a Debtor or a Security Grantor in the due performance of or compliance with its obligations under any Debt Document of which the Security Agent has received notice from any other party to this Agreement; and

(d)	to the extent that a Party (other than the Security Agent) is required to calculate a Common Currency Amount, and upon a request by that Party, notify that Party of the relevant Security Agent’s Spot Rate of Exchange.

20.9	Excluded obligations

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent shall not:

(a)	be bound to enquire as to (i) whether or not any Default has occurred or (ii) the performance, default or any breach by a Debtor or a Security Grantor of its obligations under any of the Debt Documents;

(b)	be bound to account to any other Party for any sum or the profit element of any sum received by it for its own account;

(c)	be bound to disclose to any other person (including but not limited to any Secured Party) (i) any confidential information or (ii) any other information if disclosure would, or might in its reasonable opinion, constitute a breach of any law or be a breach of fiduciary duty; and

(d)	have or be deemed to have any relationship of trust or agency with, any Debtor.

20.10	Exclusion of liability

None of the Security Agent, any Receiver nor any Delegate shall accept responsibility or be liable for:

(a)	the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent or any other person in or in connection with any Debt Document or the transactions contemplated in the Debt Documents, or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document;

(b)	the legality, validity, effectiveness, adequacy or enforceability of any Debt Document, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	any losses to any person or any liability arising as a result of taking or refraining from taking any action in relation to any of the Debt Documents, the Security Property or otherwise, whether in accordance with an instruction from an Agent or otherwise unless directly caused by its gross negligence or wilful misconduct;

(d)	the exercise of, or the failure to exercise, any judgment, discretion or power given to it by or in connection with any of the Debt Documents, the Security Property or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, the Debt Documents or the Security Property; or

(e)	any shortfall which arises on the enforcement or realisation of the Security Property.

20.11	No proceedings

No Party (other than the Security Agent, that Receiver or that Delegate) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Debt Document or any Security Property and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this Clause 20.11 subject to Clause 1.3 (Third Party Rights) and the provisions of the Third Parties Rights Act.

20.12	Own responsibility

Without affecting the responsibility of any Debtor or any Security Grantor for information supplied by it or on its behalf in connection with any Debt Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Debt Document including but not limited to:

(a)	the financial condition, status and nature of each Debtor, each member of the Group and each Security Grantor;

(b)	the legality, validity, effectiveness, adequacy and enforceability of any Debt Document, the Security Property and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(c)	whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Debt Document, the Security Property, the transactions contemplated by the Debt Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document or the Security Property;

(d)	the adequacy, accuracy and/or completeness of any information provided by the Security Agent or by any other person under or in connection with any Debt Document, the transactions contemplated by any Debt Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Debt Document; and

(e)	the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property, and each Secured Party warrants to the Security Agent that it has not relied on and will not at any time rely on the Security Agent in respect of any of these matters.

20.13	No responsibility to perfect Transaction Security

The Security Agent shall not be liable for any failure to:

(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Debtor or any Security Grantor to any of the Charged Property;

(b)	obtain any licence, Consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Debt Documents or the Transaction Security;

(c)	register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Debt Documents or of the Transaction Security;

(d)	take, or to require any of the Debtors or the Security Grantor to take, any steps to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under the laws of any jurisdiction; or

(e)	require any further assurances in relation to any of the Security Documents.

20.14	Insurance by Security Agent

(a)	The Security Agent shall be under no obligation to insure any of the Charged Property, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Debt Documents. The Security Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any such insurance.

(b)	Where the Security Agent is named on any insurance policy as an insured party and/or loss payee, the Security Agent shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless an Agent shall have requested it to do so in writing and the Security Agent shall have failed to do so within 14 Business Days after receipt of that request.

20.15	Custodians and nominees

The Security Agent may (to the extent legally permitted) appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

20.16	Acceptance of title

The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any of the Debtors or the Security Grantor may have to any of the Charged Property and shall not be liable for or bound to require any Debtor or any Security Grantor, as applicable to remedy any defect in its right or title.

20.17	Refrain from illegality

Notwithstanding anything to the contrary expressed or implied in the Debt Documents, the Security Agent may refrain from doing anything which in its opinion will or may be contrary to any relevant law, directive or regulation of any jurisdiction and the Security Agent may do anything which is, in its opinion, necessary to comply with any such law, directive or regulation. The Security Agent shall be entitled to seek out and rely upon the advice of any legal advisers or other experts in order to determine whether any instruction received by it from an Instructing Group may conflict with any relevant law, directive or regulation of any jurisdiction.

20.18	Business with the Debtors or Security Grantor

The Security Agent may accept deposits from, lend money to, and generally engage in any kind of banking or other business with any of the Debtors or the Security Grantor.

20.19	Winding up of trust

If the Security Agent, with the approval of each of the Agents and each Hedge Counterparty, determines that (1) all of the Secured Obligations and all other obligations secured by the Security Documents have been fully and finally discharged and (2) none of the Secured Parties is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Debtor pursuant to the Debt Documents:

(a)	the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Security Documents; and

(b)	any Retiring Security Agent shall release, without recourse or warranty, all of its rights under each of the Security Documents.

20.20	Powers supplemental

The rights, powers and discretions conferred upon the Security Agent by this Agreement shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by general law or otherwise.

20.21	Trustee division separate

(a)	In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any of its other divisions or departments.

(b)	If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

20.22	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of either of the Security Agent in relation to the trusts constituted by this Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

20.23	Intra-Group Lenders, Subordinated Creditors, Debtors and Security Grantors: Power of Attorney

Each Intra-Group Lender, Subordinated Creditor, Debtor and Security Grantor by way of security for its obligations under this Agreement irrevocably appoints the Security Agent to be its attorney to do anything which that Intra-Group Lender, Subordinated Creditor, Debtor or Security Grantor has authorised the Security Agent or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do (and the Security Agent may delegate that power on such terms as it sees fit).

21.	CHANGE OF SECURITY AGENT

21.1	Resignation of the Security Agent

(a)	The Security Agent may resign and appoint one of its affiliates as successor by giving notice to the Company, the Senior Secured Creditors, the Second Lien Creditors, the High Yield Representative(s) and the Unsecured Representative(s).

(b)	Alternatively the Security Agent may resign by giving notice to the other Parties in which case the Majority Senior Lenders, the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) and the Majority Second Lien Creditors may, with the approval of the Company (acting reasonably), appoint a successor Security Agent.

(c)	If the Majority Senior Lenders and the Senior Secured Notes Representative(s) and the Pari Passu Debt Representative(s) and the Majority Second Lien Creditors have not appointed a successor Security Agent in accordance with paragraph (b) above within 30 days after the notice of resignation was given, the Security Agent (after consultation with the other Agents) may, with the approval of the Company (acting reasonably), appoint a successor Security Agent.

(d)	The retiring Security Agent (the Retiring Security Agent) shall, at its own cost:

(i)	make available to the successor Security Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Debt Documents; and

(ii)	enter into and deliver to the successor Security Agent those documents and effect any registrations as may be required for the transfer or assignment of all of its rights and benefits under the Debt Documents to the successor Security Agent.

(e)	A Debtor must, at its own reasonable cost, take any action and enter into and deliver any document which is reasonably required by the Retiring Security Agent to ensure that a Security Document provides for effective and perfected Security in favour of any successor Security Agent (including any documents or evidence reasonably required to ensure that the security position of the Secured Parties is not materially adversely affected by such resignation).

(f)	The Security Agent’s resignation notice shall only take effect upon (i) the appointment of a successor and (ii) the transfer of all of the Security Property to that successor.

(g)	Upon the appointment of a successor, the Retiring Security Agent shall be discharged from any further obligation in respect of the Debt Documents (other than its obligations under paragraph (b) of Clause 20.19 (Winding up of trust) and under paragraph (d) above) but shall, in respect of any act or omission by it whilst it was the Security Agent, remain entitled to the benefit of Clauses 20 (The Security Agent), 24.1 (Debtors’ indemnity) and 24.3 (Primary Creditors’ indemnity). Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(h)	The Majority Senior Lenders, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s) and the Majority Second Lien Creditors (or, after the Second Lien Discharge Date, the High Yield Representative(s)) may, with the approval of the Company (acting reasonably), by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above but the cost referred to in paragraph (d) above shall be for the account of the Company or any other Debtor.

(i)	Provided no Default is continuing, the Company may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above. In this event, the Security Agent shall resign in accordance with paragraph (b) above and the Company shall appoint a successor Security Agent but the cost referred to in paragraph (d) above shall be for the account of the Company or any other Debtor.

21.2	Delegation

(a)	The Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any of the rights, powers and discretions vested in it by any of the Debt Documents.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties and it shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct or default on the part of any such delegate or sub-delegate.

21.3	Additional Security Agents

(a)	The Security Agent may, with the approval of the Company (acting reasonably), at any time appoint (and subsequently remove), to the extent legally permitted, any person to act as a separate trustee or as a co-trustee jointly with it (i) if it in good faith considers that appointment to be in the interests of the Secured Parties or (ii) for the purposes of conforming to any legal requirements, restrictions or conditions which the Security Agent deems to be relevant (acting reasonably) or (iii) for obtaining or enforcing any judgment in any jurisdiction, and the Security Agent shall give prior notice to the Company and each of the Agents of that appointment.

(b)	Any person so appointed shall have the rights, powers and discretions (not exceeding those conferred on the Security Agent by this Agreement) and the duties and obligations that are conferred or imposed by the instrument of appointment.

22.	CHANGES TO THE PARTIES

22.1	Assignments and transfers

No Party may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities except as permitted by this Clause 22 (Changes to the Parties).

22.2	Change of Subordinated Creditor

(a)	Subject to paragraph (b) below, a Subordinated Creditor may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of Subordinated Liabilities if any assignee or transferee has executed and delivered to the Security Agent a Creditor Accession Undertaking agreeing to be bound by all the terms of this Agreement as if it had originally been party to this Agreement as a Subordinated Creditor (or has otherwise subordinated the indebtedness owing to it by any Debtor to the Liabilities owing to the Primary Creditors in a manner satisfactory to the Primary Creditors).

(b)	Despite paragraph (a) above, on and from the first High Yield Notes Issue Date, the HY Issuer may not assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of Subordinated Liabilities to the extent relating to any Proceeds Loan Agreement until after the High Yield Discharge Date or other than with the Consent of (prior to the Senior Lender Discharge Date) the Senior Agent and (after any Pari Passu Debt has been incurred and before the Pari Passu Debt Discharge Date) the Pari Passu Debt Representative and as contemplated in the High Yield Notes Indenture(s) and (if after the Senior Secured Notes Issue Date and prior to the Senior Secured Notes Discharge Date) the Senior Secured Notes Indenture(s).

22.3	Change of Senior Lender, Pari Passu Creditors, Second Lien Lender and Noteholders

(a)	A Senior Lender or Pari Passu Creditor (other than a Pari Passu Debt Representative) may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of the Senior Facilities Agreement or the Pari Passu Debt Documents as applicable; and

(ii)	any assignee or transferee has (if not already party to this Agreement as a Senior Lender or Pari Passu Creditor) acceded to this Agreement as a Senior Lender or a Pari Passu Creditor pursuant to Clause 22.13 (Creditor Accession Undertaking) unless (in the case of Pari Passu Debt in the form of debt securities) a Pari Passu Debt Representative is, or has acceded as, a party to this Agreement on behalf of each relevant assignee or transferee of a Pari Passu Creditor.

(b)	A Second Lien Lender may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of any Second Lien Facilities Agreement; and

(ii)	any assignee or transferee has (if not already party to this Agreement as a Second Lien Lender) acceded to this Agreement as a Second Lien Lender pursuant to Clause 22.13 (Creditor Accession Undertaking).

(c)	A High Yield Lender may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of any High Yield Facilities Agreement; and

(ii)	any assignee or transferee has (if not already party to this Agreement as a High Yield Lender) acceded to this Agreement as a High Yield Lender pursuant to Clause 22.13 (Creditor Accession Undertaking).

(d)	An Unsecured Lender may assign any of its rights and benefits or transfer by novation any of its rights, benefits and obligations in respect of any Debt Documents or the Liabilities if:

(i)	that assignment or transfer is in accordance with the terms of any Unsecured Facilities Agreement; and

(ii)	any assignee or transferee has (if not already party to this Agreement as a High Yield Lender) acceded to this Agreement as an Unsecured Lender pursuant to Clause 22.13 (Creditor Accession Undertaking).

(e)	Any Senior Secured Noteholder, Second Lien Noteholder, High Yield Noteholder or Unsecured Noteholder may assign, transfer or novate any of its rights and obligations to any person without the need for such person to execute and deliver to a Security Agent a duly completed Creditor Accession Undertaking, provided that such person is subject to the terms and conditions of this Agreement as provided under the terms of the relevant Notes Indenture.

22.4	Change of Hedge Counterparty

A Hedge Counterparty may (in accordance with the terms of the relevant Hedging Agreement and subject to any consent required under that Hedging Agreement) transfer any of its rights and benefits and corresponding obligations in respect of the Hedging Agreements to which it is a party if any transferee has (if not already Party as a Hedge Counterparty) acceded to this Agreement as a Hedge Counterparty pursuant to Clause 22.13 (Creditor Accession Undertaking).

22.5	Change of Agent

No person shall become a Senior Agent or a Second Lien Agent unless at the same time, it accedes to this Agreement in such capacity pursuant to Clause 22.13 (Creditor Accession Undertaking).

22.6	New Pari Passu Creditors and Pari Passu Debt Representatives

(a)	In order for indebtedness in respect of any issuance of public debt securities to constitute “Pari Passu Debt” for the purposes of this Agreement, (i) the trustee in respect of those debt securities shall accede to this Agreement as the Representative in relation to that Pari Passu Debt pursuant to Clause 22.13 (Creditor Accession Undertaking) and (ii) the instrument constituting or evidencing such Pari Passu Debt must be governed by English or New York law and state that the document and the Pari Passu Debt constituted or evidenced thereby is subject to the terms of this Agreement, and the Senior Secured Creditors in respect of the Senior Secured Liabilities must be given (or have as a matter of law) third party beneficiary rights in respect of such statement.

(b)	In order for indebtedness under any other loan or credit or debt facility to constitute “Pari Passu Debt” for the purposes of this Agreement:

(i)	each creditor (or its Agent on its behalf) in respect of that loan or credit or debt facility shall accede to this Agreement as a Pari Passu Creditor; and

(ii)	the facility agent in respect of that loan or credit or debt facility shall accede to this Agreement as the Agent in relation to that loan or credit or debt facility pursuant to Clause 22.13 (Creditor Accession Undertaking).

(c)	No creditor shall be entitled to share in any of the Transaction Security or in the benefit of any provisions of this Agreement as a Pari Passu Creditor unless such creditor (or, as the case may be, the trustee or Agent in relation to the indebtedness held by such creditor) has acceded to this Agreement in accordance with paragraphs (a) or (b) above.

22.7	New Second Lien Lenders

(a)	In order for indebtedness under any other loan or credit or debt facility to constitute “Second Lien Loan Liabilities” for the purposes of this Agreement:

(i)	each creditor (or its Agent on its behalf) in respect of that loan or credit or debt facility shall accede to this Agreement as a Second Lien Lender or a Second Lien Agent (as applicable); and

(ii)	the facility agent in respect of that loan or credit or debt facility shall accede to this Agreement as the Agent in relation to that loan or credit or debt facility pursuant to Clause 22.13 (Creditor Accession Undertaking).

(b)	No creditor shall be entitled to share in any of the Transaction Security or in the benefit of any provisions of this Agreement as a Second Lien Lender unless such creditor (or, as the case may be, the Agent in relation to the indebtedness held by such creditor) has acceded to this Agreement in accordance with paragraph (a) above.

22.8	New High Yield Lenders

(a)	In order for indebtedness under any other loan or credit or debt facility to constitute “High Yield Loan Liabilities” for the purposes of this Agreement:

(i)	each creditor (or its Agent on its behalf) in respect of that loan or credit or debt facility shall accede to this Agreement as a High Yield Lender or a High Yield Agent (as applicable); and

(ii)	the facility agent in respect of that loan or credit or debt facility shall accede to this Agreement as the Agent in relation to that loan or credit or debt facility pursuant to Clause 22.13 (Creditor Accession Undertaking).

(b)	No creditor shall be entitled to share in the benefit of any provisions of this Agreement as a High Yield Lender unless such creditor (or, as the case may be, the Agent in relation to the indebtedness held by such creditor) has acceded to this Agreement in accordance with paragraph (a) above.

22.9	New Unsecured Lenders

(a)	In order for indebtedness under any other loan or credit or debt facility to constitute “Unsecured Loan Liabilities” for the purposes of this Agreement:

(i)	each creditor (or its Agent on its behalf) in respect of that loan or credit or debt facility shall accede to this Agreement as an Unsecured Lender or an Unsecured Agent (as applicable); and

(ii)	the facility agent in respect of that loan or credit or debt facility shall accede to this Agreement as the Agent in relation to that loan or credit or debt facility pursuant to Clause 22.13 (Creditor Accession Undertaking).

(b)	No creditor shall be entitled to share in the benefit of any provisions of this Agreement as an Unsecured Lender unless such creditor (or, as the case may be, the Agent in relation to the indebtedness held by such creditor) has acceded to this Agreement in accordance with paragraph (a) above.

22.10	Change of Intra-Group Lender

Subject to Clause 11.4 (Acquisition of Intra-Group Liabilities) and to the terms of the other Debt Documents, any Intra-Group Lender may assign any of its rights and benefits or transfer any of its rights, benefits and obligations in respect of the Intra-Group Liabilities to another member of the Group if that member of the Group has (if not already Party as an Intra-Group Lender) acceded to this Agreement as an Intra-Group Lender, pursuant to Clause 22.13 (Creditor Accession Undertaking) (provided that such member of the Group will not be required to accede to this Agreement as an Intra-Group Lender under this Clause 22.10 if it would otherwise not have been required to do so under the terms of Clause 22.11 (New Intra-Group Lender) if it had been the original creditor of such Intra-Group Liability).

22.11	New Intra-Group Lender

If any Intra-Group Lender or any member of the Group makes any loan to or grants any credit to or makes any other financial arrangement having similar effect (but excluding any trade credit in the ordinary course of trading) with any Debtor, and the aggregate amount of all such loans, credits and financial arrangements from such Intra-Group Lender or member of the Group to that Debtor and/or any other Debtor at any time equals or exceeds an amount equal to the greater of US$20,000,000 and 0.25% of Total Assets, the Company will procure that the person giving that loan, granting that credit or making that other financial arrangement (if not already Party as an Intra-Group Lender) accedes to this Agreement, as an Intra-Group Lender pursuant to Clause 22.13 (Creditor Accession Undertaking).

22.12	New Ancillary Facility Lender

If any Affiliate of a Senior Lender becomes an Ancillary Facility Lender in accordance with the Senior Facilities Agreement or any Pari Passu Debt Document, it shall not be entitled to share in any of the Transaction Security or in the benefit of any guarantee or indemnity in respect of any of the liabilities arising in relation to its Ancillary Facilities unless it has (if not already Party as a Senior Lender) acceded to this Agreement as a Senior Lender or Pari Passu Creditor (as the case may be) and to the Senior Facilities Agreement or that Pari Passu Debt Document (as the case may be) as an Ancillary Facility Lender pursuant to Clause 22.13 (Creditor Accession Undertaking).

22.13	Creditor Accession Undertaking

With effect from the date of acceptance by the Security Agent of a Creditor Accession Undertaking duly executed and delivered to the Security Agent by the relevant acceding party or, if later, the date specified in that Creditor Accession Undertaking:

(a)	any Party ceasing entirely to be a Creditor shall be discharged from further obligations towards the Security Agent and other Parties under this Agreement and their respective rights against one another shall be cancelled (except in each case for those rights which arose prior to that date);

(b)	as from that date, the replacement or new Creditor shall assume the same obligations and become entitled to the same rights, as if it had been an original Party to this Agreement in that capacity; and

(c)	any new Ancillary Facility Lender (which is an Affiliate of a Senior Lender) shall also become party to the Senior Facilities Agreement or relevant Pari Passu Debt Document as an Ancillary Facility Lender and shall assume the same obligations and become entitled to the same rights as if it had been an original party to the Senior Facilities Agreement or relevant Pari Passu Debt Document as an Ancillary Facility Lender.

22.14	Accession of Unsecured Notes Trustee

(a)	The Company shall procure that, on or prior to any Unsecured Notes Issue Date relating to Unsecured Notes, the relevant Unsecured Notes Trustee (and, if such entity ceases to act as trustee in relation to the Unsecured Notes for any reason, any successor or other person which is appointed or acts as trustee under the relevant Unsecured Notes Indenture) shall promptly complete, sign and deliver to the Security Agent a Creditor Accession Undertaking under which such Unsecured Notes Trustee agrees to be bound by this Agreement as an Unsecured Notes Trustee as if it had originally been a Party to this Agreement in such capacity. In connection with the foregoing, the Security Agent shall make such changes to the terms hereof relating to the rights and duties of such Unsecured Notes Trustee and any other Party as are required by such Unsecured Notes Trustee without the Consent of any other Party provided that such changes would not have a material adverse effect on the other Parties.

(b)	Each Party (other than the relevant proposed trustee under paragraph (a) of Clause 22.15 (Accession of High Yield Notes Trustee)) irrevocably authorises the Security Agent to execute on its behalf any Creditor Accession Undertaking which has been duly completed and signed on behalf of that person.

22.15	Accession of High Yield Notes Trustee

(a)

The Company shall procure that, on or prior to any High Yield Notes Issue Date, the relevant High Yield Notes Trustee (and, if such entity ceases to act as trustee in relation to the High Yield Notes for any reason, any successor or other person which is appointed or acts as trustee under the relevant High Yield Notes Indenture) shall promptly complete, sign and deliver to the Security Agent a Creditor Accession Undertaking under which such High Yield Notes Trustee agrees to be bound by this Agreement as a High

Yield Notes Trustee as if it had originally been a Party to this Agreement in such capacity. In connection with the foregoing, the Security Agent shall make such changes to the terms hereof relating to the rights and duties of such High Yield Notes Trustee and any other Party as are required by such High Yield Notes Trustee without the Consent of any other Party provided that such changes would not have a material adverse effect on the other Parties.

(b)	Each Party (other than the relevant proposed trustee under paragraph (a) above) irrevocably authorises the Security Agent to execute on its behalf any Creditor Accession Undertaking which has been duly completed and signed on behalf of that person.

22.16	Accession of Second Lien Notes Trustee

(a)	The Company shall procure that, on or prior to any Second Lien Notes Issue Date, the relevant Second Lien Notes Trustee (and, if such entity ceases to act as trustee in relation to the Second Lien Notes for any reason, any successor or other person which is appointed or acts as trustee under the relevant Second Lien Notes Indenture) shall promptly complete, sign and deliver to the Security Agent a Creditor Accession Undertaking under which such Second Lien Notes Trustee agrees to be bound by this Agreement as a Second Lien Notes Trustee as if it had originally been a Party to this Agreement in such capacity. In connection with the foregoing, the Security Agent shall make such changes to the terms hereof relating to the rights and duties of such Second Lien Notes Trustee and any other Party as are required by such Second Lien Notes Trustee without the Consent of any other Party provided that such changes would not have a material adverse effect on the other Parties.

(b)	Each Party (other than the relevant proposed trustee under paragraph (a) above) irrevocably authorises the Security Agent to execute on its behalf any Creditor Accession Undertaking which has been duly completed and signed on behalf of that person.

22.17	Accession of Senior Secured Notes Trustee

(a)	The Company shall procure that, on or prior to any Senior Secured Notes Issue Date, the relevant Senior Secured Notes Trustee (and, if such entity ceases to act as trustee in relation to the Senior Secured Notes for any reason, any successor or other person which is appointed or acts as trustee under the relevant Senior Secured Notes Indenture) shall promptly complete, sign and deliver to the Security Agent a Creditor Accession Undertaking under which such Senior Secured Notes Trustee agrees to be bound by this Agreement as a Senior Secured Notes Trustee as if it had originally been a Party to this Agreement in such capacity. In connection with the foregoing, the Security Agent shall make such changes to the terms hereof relating to the rights and duties of such Senior Secured Notes Trustee and any other Party as are required by such Senior Secured Notes Trustee without the Consent of any other Party provided that such changes would not have a material adverse effect on the other Parties.

(b)	Each Party (other than the relevant proposed trustee under paragraph (a) above) irrevocably authorises the Security Agent to execute on its behalf any Creditor Accession Undertaking which has been duly completed and signed on behalf of that person.

22.18	New Debtor or Security Grantor

(a)	If any member of the Group, Senior Borrower, Second Lien Borrower, borrower or issuer of Pari Passu Debt, Senior Secured Notes Issuer, Second Lien Notes Issuer, Permitted Affiliate Parent, Subordinated Creditor (in its capacity as grantor of Security over any Subordinated Shareholder Loans (as defined in the Senior Facilities Agreement)), HY Issuer or HY Borrower, Unsecured Issuer or Unsecured Borrower:

(i)	incurs any Liabilities (other than Intra-Group Liabilities); or

(ii)	gives any security, guarantee, indemnity or other assurance against loss in respect of any of such Liabilities,

the Debtors will procure that the person incurring those Liabilities or giving that assurance accedes to this Agreement as a Debtor or (if the person is not a Senior Guarantor, a HY Issuer, a HY Borrower, an

Unsecured Issuer, an Unsecured Borrower or a member of the Group) a Security Grantor, in accordance with paragraph (d) below, no later than contemporaneously with the incurrence of those Liabilities or the giving of that assurance, unless the Liability incurred or security, guarantee, indemnity or other assurance against loss given in respect of any of the Liabilities does not meet or exceed an amount equal to the greater of US$20,000,000 and 0.25% of Total Assets in aggregate.

(b)	If any Affiliate of a Debtor becomes a borrower of an Ancillary Facility in accordance with the Senior Facilities Agreement or any Pari Passu Debt Document, the relevant Debtor shall procure that its Affiliate accedes to this Agreement as a Debtor no later than contemporaneously with the date on which it becomes a borrower.

(c)	If any Affiliate of the Company guarantees any Senior Facilities Agreement, Senior Secured Notes Pari Passu Debt or Second Lien Liabilities, the Company shall procure that such Affiliate accedes to this Agreement as a Debtor no later than contemporaneously with the date on which it provides such guarantee.

(d)	With effect from the date of acceptance by the Security Agent of a Debtor Accession Deed duly executed and delivered to the Security Agent by the new Debtor or new Security Grantor (together with any board resolutions, opinions or other documents or evidence that the Security Agent may require) or, if later, the date specified in the Debtor Accession Deed, the new Debtor or new Security Grantor, as applicable shall assume the same obligations and become entitled to the same rights as if it had been an original Party as a Debtor or Security Grantor.

22.19	Additional parties

(a)	Each of the Parties appoints the Security Agent to receive and execute on its behalf each Debtor Accession Deed and Creditor Accession Undertaking delivered to the Security Agent and the Security Agent shall, as soon as reasonably practicable after receipt by it, sign and accept the same if it appears on its face to have been completed, executed and, where applicable, delivered in the form contemplated by this Agreement or, where applicable, by the Senior Facilities Agreement or any Second Lien Facilities Agreement.

(b)	In the case of a Creditor Accession Undertaking delivered to the Security Agent by any new Ancillary Facility Lender (which is an Affiliate of a Senior Lender) or any party acceding to this Agreement as a Hedge Counterparty:

(i)	the Security Agent shall, as soon as practicable after signing and accepting that Creditor Accession Undertaking in accordance with paragraph (a) above, deliver that Creditor Accession Undertaking to the Senior Agent; and

(ii)	the Senior Agent shall, as soon as practicable after receipt by it, sign and accept that Creditor Accession Undertaking if it appears on its face to have been completed, executed and delivered in the form contemplated by this Agreement.

22.20	Resignation of a Debtor

(a)	The Company may request that a Debtor ceases to be a Debtor by delivering to the Security Agent a Debtor Resignation Request.

(b)	The Security Agent shall accept a Debtor Resignation Request and notify the Company and each other Party of its acceptance if:

(i)	the Company has confirmed that no Default is continuing or would result from the acceptance of the Debtor Resignation Request;

(ii)	to the extent that the Senior Lender Discharge Date has not occurred, the Senior Agent notifies the Security Agent that that Debtor is not, or has ceased to be, a Senior Borrower or a Senior Guarantor;

(iii)	to the extent that the Pari Passu Debt Discharge Date has not occurred, the Pari Passu Debt Representative(s) notifies the Security Agent that that Debtor is not, or has ceased to be, a borrower or an issuer or a Pari Passu Debt Guarantor;

(iv)	each Hedge Counterparty notifies the Security Agent that that Debtor is under no actual or contingent obligations to that Hedge Counterparty in respect of the Hedging Liabilities;

(v)	to the extent the Senior Secured Notes Discharge Date has not occurred, the Senior Secured Notes Representative(s) notifies the Security Agent that that Debtor is not, or has ceased to be a borrower or an issuer of a Senior Secured Notes Guarantor;

(vi)	to the extent that the Second Lien Loan Discharge Date has not occurred, the Second Lien Agent notifies the Security Agent that that Debtor is not, or has ceased to be, a Second Lien Borrower or a Second Lien Guarantor;

(vii)	to the extent that the Second Lien Notes Discharge Date has not occurred, the Second Lien Notes Trustee notifies the Security Agent that the Debtor is not, or has ceased to be, a Second Lien Notes Issuer or a Second Lien Guarantor;

(viii)	to the extent the High Yield Discharge Date has not occurred, the High Yield Representative(s) notifies the Security Agent that the Debtor is not, or has ceased to be, a borrower or an issuer or a High Yield Guarantor;

(ix)	to the extent the Unsecured Discharge Date has not occurred, the Unsecured Representative(s) notifies the Security Agent that the Debtor is not, or has ceased to be, a borrower or an issuer or a Unsecured Guarantor; and

(x)	the Company confirms that Debtor is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

(c)	Upon notification by the Security Agent to the Company of its acceptance of the resignation of a Debtor, that person shall cease to be a Debtor and shall have no further rights or obligations under this Agreement as a Debtor.

22.21	Resignation of Creditors

The Parties agree that:

(a)	with respect to a Senior Lender, on the first date on which all Senior Lender Liabilities owed to that Senior Lender have been fully and finally discharged to the satisfaction of the Senior Agent (acting reasonably), whether or not as the result of an enforcement, and that Senior Lender (in that capacity) is under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents, that Senior Creditor shall cease automatically to be a Party;

(b)	with respect to a Senior Secured Notes Creditor, on the first date on which all Senior Secured Notes Liabilities owed to that Senior Secured Notes Creditor have been fully and finally discharged to the satisfaction of the relevant Senior Secured Notes Representative (acting reasonably), that Senior Secured Notes Creditor shall cease automatically to be a Party;

(c)	with respect to a Pari Passu Creditor, on the first date on which all Pari Passu Debt owed to that Pari Passu Creditor has been fully and finally discharged in cash to the satisfaction of the relevant Pari Passu Debt Representative (acting reasonably), whether or not as the result of an enforcement, and that Pari Passu Creditor is under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents, that Pari Passu Creditor shall cease automatically to be a Party;

(d)	with respect to a Second Lien Creditor, on the first date on which all Second Lien Liabilities owed to that Second Lien Creditor have been fully and finally discharged in cash to the satisfaction of the relevant Second Lien Representative (acting reasonably), whether or not as the result of an enforcement, and (to the extent such Second Lien Creditor is a Second Lien Lender) that such Second Lien Lender is under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents, that Second Lien Creditor shall cease automatically to be a Party;

(e)	with respect to a High Yield Creditor, on the first date on which all High Yield Liabilities owed to that High Yield Creditor have been fully and finally discharged in cash to the satisfaction of the relevant High Yield Representative (acting reasonably), whether or not as the result of an enforcement, and that High Yield Creditor is under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents, that High Yield Creditor shall cease automatically to be a Party; and

(f)	with respect to an Unsecured Creditor, on the first date on which all Unsecured Liabilities owed to that Unsecured Creditor have been fully and finally discharged in cash to the satisfaction of the relevant Unsecured Representative (acting reasonably), whether or not as the result of an enforcement, and that Unsecured Creditor is under no further obligation to provide financial accommodation to any of the Debtors under the Debt Documents, that Unsecured Creditor shall cease automatically to be a Party; and

(g)	with respect to an Subordinated Creditor, on the date on which all Subordinated Liabilities owed to that Subordinated Creditor have been fully and finally discharged in cash (as certified by the Company to the Security Agent in writing) and the Company has given notice that it wishes for such Subordinated Creditor to cease to be a Party, that Subordinated Creditor shall cease automatically to be a Party.

22.22	[Change of Company

In the event that the Company elects to implement the Group Refinancing Transactions, it will procure that, [on or before the Group Refinancing Effective Date]:

(a)	any new HY Issuer and HY Borrower accede to this Agreement as a HY Issuer or HY Borrower (as applicable) in accordance with Clause 22.18 (New Debtor or Security Grantor) and, if applicable, as a Subordinated Creditor in accordance with Clause 22.23 (New Subordinated Creditor);

(b)	the New Intermediate Holdco accedes to this Agreement as the new Company and a Debtor in accordance with Clause 22.23 (New Debtor or Security Grantor); and

(c)	if any New Intermediate Parent Holdco is the creditor in respect of any Subordinated Shareholder Loans, that New Intermediate Parent Holdco accedes to this Agreement as a Debtor in accordance with Clause 22.18 (New Debtor or Security Grantor) and as a Subordinated Creditor in accordance with Clause 22.23 (New Subordinated Creditor).][8]

22.23	New Subordinated Creditor

If the Company or any other member of the Group becomes a borrower in respect of any Subordinated Shareholder Loan, the Company shall procure that the entity giving that loan, granting that credit or making available any other financial accommodation (if not already a party as a Subordinated Creditor) accedes to this Agreement as a Subordinated Creditor in accordance with Clause 22.13 (Creditor Accession Undertaking) contemporaneously with the incurrence of such Indebtedness.

22.24	[Resignations

Notwithstanding Clause 22.20 (Resignation of a Debtor), immediately following the accession of New Intermediate Holdco to this Agreement as the new Company and a Debtor in accordance with Clause 22.18 (New Debtor or Security Grantor):

(a)	Cable & Wireless Limited shall cease automatically to be a Party as the Company and as a Debtor; and

(b)	if no Subordinated Shareholder Loans are outstanding from Cable & Wireless Communications Limited to any member of the Group at that time, Cable & Wireless Communications Limited shall cease automatically to be a Party as a Subordinated Creditor.][9]

[8]	Subject to further discussion on reorganisation / refinancing steps.
[9]	Subject to further discussion on reorganisation / refinancing steps.

23.	COSTS AND EXPENSES

23.1	Security Agent’s ongoing costs

In the event of:

(a)	an Event of Default (other than in relation to a Debt Document evidencing Intra-Group Liabilities or Subordinated Liabilities); or

(b)	the Security Agent being requested by a Debtor or an Instructing Group to undertake duties which the Security Agent and the Company agree to be of an exceptional nature and/or outside the scope of the normal duties of the Security Agent under the Debt Documents,

The Company shall (or another Debtor or Security Grantor so elected shall) pay to the Security Agent any additional remuneration (together with any applicable VAT) that may be agreed between them.

23.2	Transaction expenses

The Company shall (or another Debtor so elected shall), promptly on demand, pay the Security Agent the amount of all reasonable costs and expenses (including legal fees subject to any agreed arrangements) (together with any applicable VAT) reasonably incurred by the Security Agent and any Receiver or Delegate in connection with the negotiation, preparation, printing, execution and perfection of:

(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and

(b)	any other Debt Documents executed after the date of this Agreement.

23.3	Stamp taxes

The Company shall (or another Debtor so elected shall) pay and, promptly following demand, indemnify the Security Agent against any cost, loss or liability the Security Agent incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Debt Document (other than any such Tax payable in respect of a transfer certificate or assignment agreement or other document relating to a transfer or assignment by any Senior Secured Creditor and/or any Second Lien Creditor of any of its rights and/or obligations under any Debt Document to which it is a party).

23.4	Interest on demand

Without duplication of any default interest payable under any Secured Debt Document, if any Creditor or Debtor or Security Grantor fails to pay any amount payable by it under this Agreement on its due date, interest shall (to the extent such accrual does not result in any double counting under the provisions of this Agreement and the provisions of the other Secured Debt Documents) accrue on the overdue amount (and be compounded with it) from the due date up to the date of actual payment (both before and after judgment and to the extent interest at a default rate is not otherwise being paid on that sum) at the rate which is 1% per annum over the rate at which the Security Agent was being offered, by leading banks in the London interbank market, deposits in an amount comparable to the unpaid amounts in the currencies of those amounts for any period(s) that the Security Agent may from time to time select.

23.5	Enforcement and preservation costs

The Company shall (or another Debtor or Security Grantor so elected shall), within three Business Days of demand, pay to the Security Agent the amount of all costs and expenses (including legal fees and together with any applicable VAT) incurred by it in connection with the enforcement of or the preservation of any rights under any Debt Document, the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights (but excluding any costs and expenses arising as a result of the Security Agent’s gross negligence or wilful default).

24.	INDEMNITIES

24.1	Debtors’ indemnity

Subject to any limitations applicable to any guarantee and indemnity obligations of any Debtor under the Secured Debt Documents, each Debtor shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability (together with any applicable VAT) incurred (but excluding any costs and expenses arising as a result of the Security Agent’s negligence or wilful default) by any of them:

(a)	in relation to or as a result of:

(i)	any failure by the Company to comply with obligations under Clause 23 (Costs and Expenses);

(ii)	the taking, holding, protection or enforcement of the Transaction Security;

(iii)	the exercise of any of the rights, powers, discretions and remedies vested in the Security Agent, each Receiver and each Delegate by the Debt Documents or by law; or

(iv)	any default by any Debtor or Security Grantor in the performance of any of the obligations expressed to be assumed by it in the Debt Documents; or

(b)	which otherwise relates to any of the Security Property or the performance of the terms of this Agreement (otherwise than as a result of its gross negligence or wilful misconduct).

Each Debtor expressly acknowledges and agrees that the continuation of its indemnity obligations under this Clause 24.1 (Debtors’ indemnity) will not be prejudiced by any release or disposal under Clause 16.2 (Distressed Disposals) taking into account the operation of that Clause 16.2 (Distressed Disposals).

24.2	Priority of indemnity

The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in Clause 24.1 (Debtors’ indemnity) and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it, in each case in accordance with Clause 17.1 (Order of Application of Group Recoveries).

24.3	Primary Creditors’ indemnity

(a)	Each Primary Creditor (other than the Notes Trustees) shall (in the proportion that the Liabilities due to it bears to the aggregate of the Liabilities due to all the Primary Creditors for the time being (or, if the Liabilities due to each of those Primary Creditors is zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent’s, Receiver’s or Delegate’s gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by a Debtor or Security Grantor pursuant to a Debt Document) and the Debtors or the Security Grantors shall jointly and severally indemnify each Senior Secured Creditor against any payment made by it under this Clause 24.3 (Primary Creditors’ indemnity).

(b)	For the purposes only of paragraph (a) above, to the extent that any hedging transaction under a Hedging Agreement has not been terminated or closed-out, the Hedging Liabilities due to any Hedge Counterparty in respect of that hedging transaction will be deemed to be:

(i)	if the relevant Hedging Agreement is based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of those hedging transactions, if the date on which the calculation is made was deemed to be an Early Termination Date (as defined in the relevant ISDA Master Agreement) for which the relevant Debtor is the Defaulting Party (as defined in the relevant ISDA Master Agreement),

(ii)	if the relevant Hedging Agreement is not based on an ISDA Master Agreement, the amount, if any, which would be payable to it under that Hedging Agreement in respect of that hedging transaction, if the date on which the calculation is made was deemed to be the date similar in meaning and effect (under that Hedging Agreement) to an Early Termination Date (as defined in any ISDA Master Agreement) occurred under that Hedging Agreement for which the relevant Debtor is in a position similar in meaning and effect (under that Hedging Agreement) to that of a Defaulting Party (under and as defined in the same ISDA Master Agreement), that amount, in each case, to be certified by the relevant Hedge Counterparty and as calculated in accordance with the relevant Hedging Agreement.

24.4	The Company’s indemnity to Senior Secured Creditors

The Company shall promptly and as principal obligor indemnify each Primary Creditor against any cost, loss or liability (together with any applicable VAT), whether or not reasonably foreseeable, reasonably incurred by any of them in relation to or arising out of the operation of Clause 16.2 (Distressed Disposals).

25.	INFORMATION

25.1	Information and dealing

(a)	The Creditors shall provide to the Security Agent from time to time (through their respective Agents in the case of a Senior Lender, a Second Lien Creditor, a Senior Secured Notes Creditor, a Pari Passu Creditor, a High Yield Creditor or an Unsecured Creditor) any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as trustee.

(b)	Subject to Section 9.06(b) (Resignation of Administrative Agent) of the Senior Facilities Agreement and any equivalent clause in any Second Lien Facilities Agreement, any High Yield Facilities Agreement and any Unsecured Facilities Agreement (as relevant) each Senior Lender and each Second Lien Lender and each High Yield Lender and each Unsecured Lender shall deal with the Security Agent exclusively through its Agent and the Hedge Counterparties shall deal directly with the Security Agent and shall not deal through any Agent.

(c)	No Agent shall be under any obligation to act as agent or otherwise on behalf of any Hedge Counterparty except as expressly provided for in, and for the purposes of, this Agreement.

25.2	Disclosure

Notwithstanding any agreement to the contrary, each of the Debtors and each of the Security Grantor Consents, until the Final Discharge Date, to the disclosure by any of the Primary Creditors, the Agents, the Arrangers and the Security Agent to each other (whether or not through an Agent and/or the Security Agent) of such information concerning the Debtors and/or the Security Grantor as any Primary Creditor, any Agent, any Arranger or the Security Agent shall see fit and (i) which does not breach any applicable law, and (ii) prior to the taking of any Enforcement Action, would result in any Unsecured Noteholder, High Yield Noteholder, Second Lien Noteholder or Senior Secured Noteholder receiving any material non-public information.

25.3	Notification of prescribed events

(a)	If a Senior Default or a Senior Secured Notes Default or a Pari Passu Debt Default either occurs or ceases to be continuing the Senior Agent or the Senior Secured Notes Representative(s) or the Pari Passu Debt Representative (as applicable) shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Second Lien Representative(s), the High Yield Representative(s), the Unsecured Representative(s) and each Hedge Counterparty.

(b)	If a Senior Acceleration Event occurs the Senior Agent shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(c)	If a Senior Secured Notes Acceleration Event occurs the relevant Senior Secured Notes Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(d)	If a Pari Passu Debt Acceleration Event occurs the relevant Pari Passu Debt Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(e)	If a Second Lien Default either occurs or ceases to be continuing the relevant Second Lien Representative(s) shall, upon becoming aware of that occurrence or cessation, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Senior Agent, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the High Yield Representative(s), any other Second Lien Representative(s), the Unsecured Representative(s) and each Hedge Counterparty.

(f)	If a Second Lien Acceleration Event occurs the relevant Second Lien Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(g)	If a High Yield Acceleration Event occurs the relevant High Yield Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(h)	If an Unsecured Acceleration Event occurs the relevant Unsecured Representative(s) shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party.

(i)	If the Security Agent receives a Second Lien Enforcement Notice under paragraph (b) of Clause 7.6 (Permitted enforcement: Second Lien Creditors) it shall, upon receiving that notice, notify, and send a copy of that notice to, the Senior Agent, the Senior Secured Notes Representative(s), any other Second Lien Representative(s), each Hedge Counterparty, the High Yield Representative(s) and the Unsecured Representative(s).

(j)	If the Security Agent receives a High Yield Enforcement Notice under paragraph (b) of Clause 8.11 (Permitted High Yield Guarantee and Proceed Loan Enforcement) it shall, upon receiving that notice, notify, and send a copy of that notice to, the Senior Agent, the Second Lien Representative(s), the Senior Secured Notes Representative(s), the Unsecured Representative(s) and each Hedge Counterparty.

(k)	If the Security Agent enforces, or takes formal steps to enforce, any of the Transaction Security it shall notify each Party of that action.

(l)	If any Primary Creditor exercises any right it may have to enforce, or take any action to enforce, any of the Transaction Security, it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each other Party of that action.

(m)	If a Debtor defaults on any Payment due under a Hedging Agreement, the Hedge Counterparty which is party to that Hedging Agreement shall, upon becoming aware of that default, notify the Security Agent and the Security Agent shall, upon receiving that notification, notify the Senior Agent, the Second Lien Representative(s), the relevant Senior Secured Notes Representative(s), the relevant Pari Passu Debt Representative(s), each other Hedge Counterparty, the relevant High Yield Representative(s) and the relevant Unsecured Representative(s).

(n)	If a Hedge Counterparty terminates or closes-out, in whole or in part, any hedging transaction under any Hedging Agreement under Clause 4.9 (Permitted Enforcement: Hedge Counterparties) it shall notify the Security Agent and the Security Agent shall, upon receiving that notification, notify each Agent and each other Hedge Counterparty.

(o)	If the Security Agent receives a notice under paragraph (a)(iii) of Clause 3.8 (Option to purchase: Senior Secured Notes Creditors and Pari Passu Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, the Senior Agent.

(p)	If the Security Agent receives a notice under paragraph (a) of Clause 3.9 (Hedge Transfer: Purchasing Senior Secured Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, each Hedge Counterparty.

(q)	If the Security Agent receives a notice under paragraph (a) of Clause 7.7 (Option to Purchase: Second Lien Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, the Senior Agent and the relevant Senior Secured Notes Representative.

(r)	If the Security Agent receives a notice under paragraph (a) of Clause 7.8 (Hedge Transfer: Second Lien Creditors)) it shall upon receiving that notice, notify, and send a copy of that notice to, each Hedge Counterparty.

(s)	If the Security Agent receives a notice under paragraph (a) of Clause 8.15(Option to purchase: High Yield Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, the Senior Agent, the relevant Senior Secured Notes Representative and the Second Lien Representatives.

(t)	If the Security Agent receives a notice under paragraph (a) of Clause 8.16 (Hedge Transfer: High Yield Creditors) it shall upon receiving that notice, notify, and send a copy of that notice to, each Hedge Counterparty.

(u)	Each of the Hedge Counterparties, Senior Secured Notes Trustee, Senior Agent, Second Lien Representatives, Pari Passu Debt Representative, High Yield Representative(s) and Unsecured Representative(s) will on the request of the others notify the others in writing of details of the outstanding amount of the Hedging Liabilities, Senior Secured Notes Liabilities, Senior Lender Liabilities, Second Lien Liabilities, Pari Passu Debt Liabilities or High Yield Liabilities (as applicable).

26.	NOTICES

26.1	Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by fax or by letter.

26.2	Security Agent’s communications with Primary Creditors

The Security Agent shall be entitled to carry out all dealings:

(a)	with the Senior Lenders, the Second Lien Creditors, the Arrangers, the Senior Secured Notes Creditors, Pari Passu Creditors, the High Yield Creditors and the Unsecured Creditors through their respective Agents and may give to the Agents, as applicable, any notice or other communication required to be given by the Security Agent to a Senior Lender, a Second Lien Creditor, an Arranger, the Senior Secured Notes Creditors, Pari Passu Creditors, High Yield Creditors or Unsecured Creditors; and

(b)	with each Hedge Counterparty directly with that Hedge Counterparty.

26.3	Addresses

The address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with this Agreement is that notified in writing to the Agent and/or Security Agent on or prior to the date on which it becomes a Party or any substitute address, fax number or department or officer which that Party may notify to the Security Agent (or the Security Agent may notify to the other Parties, if a change is made by the Security Agent) by not less than five Business Days’ notice.

26.4	Delivery

(a)	Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(i)	if by way of fax, when received in legible form; or

(ii)	if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address,

and, if a particular department or officer is specified as part of its address details provided under Clause 26.3 (Addresses), if addressed to that department or officer.

(b)	Any communication or document to be made or delivered to the Security Agent will be effective only when actually received by it and then only if it is expressly marked for the attention of the department or officer identified with the Security Agent’s signature below (or any substitute department or officer as the Security Agent shall specify for this purpose).

(c)	Any communication or document made or delivered to the Company in accordance with this Clause 26.4 (Delivery) will be deemed to have been made or delivered to each of the Security Grantors, each of the Debtors and each of the Creditors (other than a Primary Creditor).

26.5	Notification of address and fax number

Promptly upon receipt of notification of an address and fax number or change of address or fax number pursuant to Clause 26.3 (Addresses) or changing its own address or fax number, the Security Agent shall notify the other Parties.

26.6	Electronic communication

(a)	Any communication to be made between any two Parties under or in connection with this Agreement may be made by electronic mail or other electronic means, if the Security Agent and the relevant Parties:

(i)	agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii)	notify each other of any change to their address or any other such information supplied by them.

(b)	Any electronic communication made under or in connection with this Agreement will be effective only when actually received in readable form and in the case of any electronic communication made by a Party only if it is addressed in such a manner as the Security Agent shall specify for this purpose.

(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5 pm in the place of receipt shall be deemed to become effective on the following day.

26.7	English language

(a)	Any notice given under or in connection with this Agreement must be in English.

(b)	All other documents provided under or in connection with this Agreement must be:

(i)	in English; or

(ii)	if not in English, and if so required by the Security Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

26.8	Notices to all Creditors

(a)	Where any request for a Consent, amendment or waiver which requires the Consent of all the Parties to this Agreement or any class of creditors (or percentage thereof) (as the case may be) is received by an Agent from a Debtor, the relevant Agent shall provide notice of such request to such Parties or the relevant class of Creditors at the same time.

(b)	Where an instruction is required by an Agent from a class of Creditors (or a percentage thereof), notice of such instruction shall be provided to each Creditor in the relevant class at the same time.

27.	PRESERVATION

27.1	Partial invalidity

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of that provision under the law of any other jurisdiction will in any way be affected or impaired.

27.2	No impairment

If, at any time after its date, any provision of a Debt Document (including this Agreement) is not binding on or enforceable in accordance with its terms against a person expressed to be a party to that Debt Document, neither the binding nature nor the enforceability of that provision or any other provision of that Debt Document will be impaired as against the other party(ies) to that Debt Document.

27.3	Remedies and waivers

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

27.4	Waiver of defences

The provisions of this Agreement will not be affected by an act, omission, matter or thing which, but for this Clause 27.4 (Waiver of defences), would reduce, release or prejudice the subordination and priorities expressed to be created by this Agreement including (without limitation and whether or not known to any Party):

(a)	any time, waiver or Consent granted to, or composition with, any Debtor, any Security Grantor or other person;

(b)	the release of any Debtor, any Security Grantor or any other person under the terms of any composition or arrangement with any creditor of any member of Group or any Security Grantor;

(c)	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Debtor, any Security Grantor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any Security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of any Debtor, Security Grantor or other person;

(e)	any amendment, novation, supplement, extension (whether of maturity or otherwise) or restatement (in each case, however fundamental and of whatsoever nature, and whether or not more onerous) or replacement of a Debt Document or any other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Debt Document or any other document or security;

(g)	any intermediate Payment of any of the Liabilities owing to the Primary Creditors in whole or in part; or

(h)	any insolvency or similar proceedings.

27.5	Priorities not affected

Except as otherwise provided in this Agreement the priorities referred to in Clause 2 (Ranking and Priority) will:

(a)	not be affected by any reduction or increase in the principal amount secured by the Transaction Security in respect of the Liabilities owing to the Primary Creditors or by any intermediate reduction or increase in, amendment or variation to any of the Debt Documents, or by any variation or satisfaction of, any of the Liabilities or any other circumstances;

(b)	apply regardless of the order in which or dates upon which this Agreement and the other Debt Documents are executed or registered or notice of them is given to any person; and

(c)	secure the Liabilities owing to the Primary Creditors in the order specified, regardless of the date upon which any of the Liabilities arise or of any fluctuations in the amount of any of the Liabilities outstanding.

28.	CONSENTS, AMENDMENTS AND OVERRIDE

28.1	Required Consents

(a)	Subject to paragraphs (b) to (d) (inclusive) below, Clause 2.5 (Additional and/or Refinancing Debt), 2.6 (Group Refinancing Transactions), Clause 28.2 (Amendments and Waivers: Transaction Security Documents) and to Clause 28.4 (Exceptions), this Agreement and/or a Security Document may be amended or waived only with the Consent of the Agents, the Majority Senior Lenders, the Majority Second Lien Lenders, the relevant Senior Secured Notes Representative(s), the relevant Second Lien Notes Trustee(s), the relevant Pari Passu Debt Representative(s), the relevant High Yield Representative(s), the Security Agent, the Company and the Security Grantor (as the case may be).

(b)	An amendment or waiver of this Agreement that has the effect of changing or which relates to:

(i)	Clause 14 (Redistribution), Clause 17 (Application of Proceeds) or this Clause 28 (Consents, Amendments and Override);

(ii)	paragraphs (e)(iii), (f) and (g) of Clause 20.5 (Instructions to Security Agent and exercise of discretion); and

(iii)	the order of priority or subordination under this Agreement,

shall not be made without the Consent of:

(A)	the Agents;

(B)	the Senior Lenders;

(C)	the Second Lien Lenders;

(D)	the High Yield Lenders;

(E)	the Unsecured Lenders;

(F)	the Pari Passu Debt Representatives (acting on behalf of the relevant Pari Passu Creditors);

(G)	the Senior Secured Notes Trustees (acting on behalf of the relevant Senior Secured Notes Creditors);

(H)	the Second Lien Notes Trustees (acting on behalf of the relevant Second Lien Notes Creditors);

(I)	the High Yield Notes Trustee (acting on behalf of the relevant High Yield Creditors);

(J)	the Unsecured Notes Trustee (acting on behalf of the relevant Unsecured Creditors);

(K)	each Hedge Counterparty (to the extent that the amendment or waiver would adversely affect the Hedge Counterparty); and

(L)	the Security Agent.

(c)	This Agreement and/or a Security Document may be amended by the Senior Agent, the Second Lien Agent, the Senior Secured Notes Representative(s), the Second Lien Notes Trustee(s), the Pari Passu Debt Representative(s), the High Yield Representative(s), the Unsecured Representative(s) and the Security Agent without the Consent of any other Party to cure defects, resolve ambiguities or reflect changes in each case of a minor technical or administrative nature or as otherwise prescribed by the relevant Finance Documents.

(d)	Each Notes Trustee shall, to the extent consented to by the requisite percentage of Noteholders in accordance with the relevant Notes Indenture, act on such instructions in accordance therewith unless to the extent any amendments so consented to relate to any provision affecting the rights and obligations of a Notes Trustee in its capacity as such.

28.2	Amendments and Waivers: Transaction Security Documents

(a)	Subject to paragraph (b) below and to Clause 28.4 (Exceptions) and unless the provisions of any Debt Document expressly provide otherwise, the Security Agent may, if authorised by an Instructing Group, and if the Company and / or the relevant Security Grantor Consents, amend the terms of, waive any of the requirements of or grant Consents under, any of the Transaction Security Documents which shall be binding on each Party.

(b)	Subject to paragraphs (b) and (c) of Clause 28.4 (Exceptions), the prior Consent of the Senior Agent, the Second Lien Agent, the High Yield Agent, each Senior Secured Notes Trustee, each Second Lien Notes Trustee, each Pari Passu Debt Representative, the High Yield Notes Trustee and each Hedge Counterparty is required to authorise in case of any amendment or waiver of, or Consent under, any Transaction Security Document which would adversely affect the nature or scope of the Charged Property or the manner in which the proceeds of enforcement of the Transaction Security are distributed.

28.3	Effectiveness

Any amendment, waiver or Consent given in accordance with this Clause 28 (Consents, Amendments and Override) will be binding on all Parties and the Security Agent may effect, on behalf of any Agent, Arranger or Creditor, any amendment, waiver or Consent permitted by this Clause 28 (Consents, Amendments and Override).

28.4	Exceptions

(a)	Subject to paragraphs (c) and (d) below, if the amendment, waiver or Consent may impose new or additional obligations on or withdraw or reduce the rights of any Party other than:

(i)	in the case of a Primary Creditor, in a way which affects or would affect Primary Creditors of that Party’s class generally; or

(ii)	in the case of a Debtor or Security Grantor, to the extent Consented to by the Company under paragraph (a) of Clause 28.2 (Amendments and Waivers: Transaction Security Documents),

the Consent of that Party is required.

(b)	Subject to paragraphs (c) and (d) below, an amendment, waiver or Consent which relates to the rights or obligations of an Agent, an Arranger or the Security Agent (including, without limitation, any ability of the Security Agent to act in its discretion under this Agreement) may not be effected without the Consent of that Agent or, as the case may be, that Arranger or the Security Agent.

(c)	Neither paragraph (a) nor (b) above or paragraph (b) of Clause 28.2 (Amendments and Waivers: Transaction Security Documents) shall apply:

(i)	to any release of Transaction Security, claim or Liabilities; or

(ii)	to any Consent,

which, in each case, the Security Agent gives in accordance with Clause 16 (Proceeds of Disposals).

(d)	Paragraphs (a) and (b) above shall apply to an Arranger only to the extent that Arranger Liabilities are then owed to that Arranger.

28.5	Calculation of Senior Secured Credit Participations

(a)	For the purpose of ascertaining whether any relevant percentage of Senior Secured Credit Participations has been obtained under this Agreement, the Security Agent may notionally convert the Senior Secured Credit Participations into their Common Currency Amounts.

(b)	Each Senior Secured Notes Representative and each Pari Passu Debt Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Senior Secured Credit Participations of the Senior Secured Creditors whom it represents and (if applicable) details of the extent to which such Senior Secured Credit Participations have been voted for or against any request.

(c)	Each Second Lien Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Second Lien Outstandings of the Second Lien Creditors whom its represents and (if applicable) details of the extent to which such Second Lien Outstandings have been voted for or against any request.

(d)	Each High Yield Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the High Yield Outstandings of the High Yield Creditors whom its represents and (if applicable) details of the extent to which such High Yield Outstandings have been voted for or against any request.

(e)	Each Unsecured Representative will, upon the request of the Security Agent, promptly provide the Security Agent with details of the Unsecured Outstandings of the Unsecured Creditors whom its represents and (if applicable) details of the extent to which such Unsecured Outstandings have been voted for or against any request.

28.6	Deemed Consent

(a)	If, at any time prior to the Senior Discharge Date, the Senior Lenders and the Company give a Consent in respect of the Senior Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Senior Lenders may reasonably require to give effect to this paragraph (a).

(b)	If, at any time on or after the Senior Discharge Date and before the Senior Secured Notes Discharge Date, the Senior Secured Notes Creditors and the Company give a Consent in respect of the Senior Secured Notes Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Senior Secured Notes Creditors and the Company may reasonably require to give effect to this paragraph (b).

(c)	If, at any time on or after the Senior Discharge Date and before the Pari Passu Debt Discharge Date, the Pari Passu Creditors and the Company give a Consent in respect of the Pari Passu Debt Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Pari Passu Creditors and the Company may reasonably require to give effect to this paragraph (c).

(d)	If, at any time prior to the Second Lien Discharge Date, the Second Lien Creditors and the Company give a Consent in respect of any Second Lien Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Senior Secured Notes Creditors and the Company may reasonably require to give effect to this paragraph (d).

(e)	If, at any time on or after the Second Lien Discharge Date, but before the High Yield Discharge Date, the High Yield Creditors and the Company, HY Issuer or HY Borrower give a Consent in respect of the High Yield Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the High Yield Creditors and the Company may reasonably require to give effect to this paragraph (e).

(f)	If, at any time on or after the Second Lien Discharge Date, but before the Unsecured Discharge Date, the Unsecured Creditors and the Company, Unsecured Issuer or Unsecured Borrower give a Consent in respect of the Unsecured Finance Documents then, if that action was permitted by the terms of this Agreement, the Intra-Group Lenders, Security Grantors and the Subordinated Creditors will (or will be deemed to):

(i)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(ii)	do anything (including executing any document) that the Unsecured Creditors and the Company may reasonably require to give effect to this paragraph (f).

28.7	Excluded Consents

Clause Clause 28.6 does not apply to any Consent which has the effect of:

(a)	increasing or decreasing the Liabilities;

(b)	changing the basis upon which any Permitted Payments are calculated (including the timing, currency or amount of such Payments); or

(c)	changing the terms of this Agreement or of any Security Document.

28.8	High Yield Creditor administrative Consents

If the Senior Agent (or Majority Senior Lenders), or Senior Secured Notes Representative(s), or the Second Lien Agent (or the Majority Second Lien Lenders), or the Second Lien Notes Trustee at any time in respect of the Senior Finance Documents and/or the Second Lien Finance Documents (as applicable) gives or give any Consent of a minor technical or administrative nature which does not adversely affect the interests of the High Yield Creditors or change the commercial terms contained in the High Yield Finance Documents then, if that action was permitted by the terms of this Agreement, the High Yield Creditors will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the Senior Lenders and/or the Second Lien Creditors and/or Senior Secured Notes Representative(s) and the Company may reasonably require to give effect to this Clause 28.8 (High Yield Creditor administrative Consents).

28.9	Unsecured Creditor administrative Consents

If the Senior Agent (or Majority Senior Lenders), or Senior Secured Notes Representative(s), or the Second Lien Agent (or the Majority Second Lien Lenders), or the Second Lien Notes Trustee at any time in respect of the Senior Finance Documents and/or the Second Lien Finance Documents (as applicable) gives or give any Consent of a minor technical or administrative nature which does not adversely affect the interests of the Unsecured Creditors or change the commercial terms contained in the Unsecured

Finance Documents then, if that action was permitted by the terms of this Agreement, the Unsecured Creditors will (or will be deemed to):

(a)	give a corresponding Consent in equivalent terms in relation to each of the Debt Documents to which they are a party; and

(b)	do anything (including executing any document) that the Senior Lenders and/or the Second Lien Creditors and/or Senior Secured Notes Representative(s) and the Company may reasonably require to give effect to this Clause 28.9.

28.10	No liability

None of the Senior Lenders, the Pari Passu Creditors, the Pari Passu Debt Representative(s), the Senior Agent, the Senior Secured Notes Creditors, the Senior Secured Notes Representative(s), the Second Lien Creditors, the Second Lien Representative(s), the High Yield Creditors, the High Yield Representative(s), the Unsecured Creditors, the Unsecured Representative(s) or the Hedge Counterparties will be liable to any other Creditor, Agent, Debtor or Security Grantor for any Consent given or deemed to be given under this Clause 28 (Consents, Amendments and Override).

28.11	Agreement to override

(a)	Unless expressly stated otherwise in this Agreement or the Supplemental Deed, this Agreement overrides anything in the Debt Documents to the contrary.

(b)	Notwithstanding anything to the contrary in this Agreement, the preceding paragraph (a) as between any Creditor and any Debtor or any member of the Group or Security Grantor will not cure, postpone, waive or negate any breach, Default or Event of Default under any Debt Document (or any event that would but for paragraph (a) above constitute a breach, Default or Event of Default) as provided in the relevant Debt Document.

29.	NOTES TRUSTEE

In this Clause 29 (Notes Trustee), a reference to a Senior Secured Notes Trustee includes a Pari Passu Debt Representative in respect of Pari Passu Debt in the form of debt securities and references to Noteholders and Notes Finance Documents shall be construed as references to the relevant Pari Passu Creditors and Pari Passu Debt Documents in respect of such Pari Passu Debt.

29.1	Liability

(a)	It is expressly understood and agreed by the Parties that this Agreement is executed and delivered by each Notes Trustee not individually or personally but solely in its capacity as trustee in the exercise of the powers and authority conferred and vested in it under the relevant Notes Finance Documents for and on behalf of the Noteholders only for which the Notes Trustee acts as trustee and it shall have no liability for acting for itself or in any capacity other than as trustee and nothing in this Agreement shall impose on it any obligation to pay any amount out of its personal assets. Notwithstanding any other provision of this Agreement, its obligations hereunder (if any) to make any payment of any amount or to hold any amount on trust shall be only to make payment of such amount to or hold any such amount on trust to the extent that (i) it has actual knowledge that such obligation has arisen and (ii) it has received and, on the date on which it acquires such actual knowledge, has not distributed to the Noteholders for which it acts as trustee in accordance with the relevant Notes Indenture (in relation to which it is trustee) any such amount.

(b)

It is further understood and agreed by the Parties that in no case shall any Notes Trustee be (i) personally responsible or accountable in damages or otherwise to any other party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by that Notes Trustee in good faith in accordance with this Agreement or any of the Notes Finance Documents in a manner that such Notes Trustee believed to be within the scope of the authority conferred on it by this Agreement or any of the Notes Finance Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party; provided however, that each Notes Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged and agreed that no Notes Trustee shall have any responsibility for the actions of any individual Creditor or Noteholder (save in respect of its own actions).

(c)	The Parties acknowledge and agree that the Notes Trustee shall not be charged with knowledge or existence of facts that would impose an obligation on it hereunder to make any payment or prohibit it from making any payment unless, not less than two Business Days prior to the date of such payment, a Responsible Officer of the Notes Trustee receives written notice satisfactory to it that such payments are required or prohibited by this Agreement.

(d)	Notwithstanding anything contained herein, no provision of this Agreement shall alter or otherwise affect the rights and obligations of the Notes Issuer or any Debtor to make payments in respect of Notes Trustee Amounts as and when the same are due and payable pursuant to the applicable Notes Finance Documents or the receipt and retention by the Notes Trustee of the same or the taking of any step or action by the Notes Trustee in respect of its rights under the Notes Finance Documents to the same.

(e)	The Notes Trustee is not responsible for the appointment or for monitoring the performance of the Security Agent.

(f)	The Security Agent agrees and acknowledges that it shall have no claim against the Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, the Security Agent.

(g)	The Notes Trustee shall be under no obligation to instruct or direct the Security Agent to take any Enforcement Action unless it shall have been instructed to do so by the Noteholders and if it shall have been indemnified and/or secured to its satisfaction.

(h)	The provisions of this Clause 29 (Notes Trustee) shall survive the termination of this Agreement.

29.2	No action

(a)	Notwithstanding any other provision of this Agreement, no Notes Trustee shall have any obligation to take any action under this Agreement unless it is indemnified and/or secured to its satisfaction in respect of all costs, expenses and liabilities which it would in its opinion thereby incur (together with any associated VAT). No Notes Trustee shall have an obligation to indemnify (out of its personal assets) any other person, whether or not a Party, in respect of any of the transactions contemplated by this Agreement. In no event shall the permissive rights of a Notes Trustee to take action under this Agreement be construed as an obligation to do so.

(b)	Prior to taking any action under this Agreement any Notes Trustee may request and rely upon an opinion of counsel or opinion of another qualified expert, at the expense of the Company or another Debtor.

(c)	Notwithstanding any other provisions of this Agreement or any other Notes Finance Document to which a Notes Trustee is a party to, in no event shall a Notes Trustee be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including but not limited to loss of business, goodwill, opportunity or profits) whether or not foreseeable even if such Notes Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

29.3	Reliance on certificates

The Notes Trustee shall at all times be entitled to and may rely on any notice, Consent or certificate given or granted by any Party without being under any obligation to enquire or otherwise determine whether any such notice, Consent or certificate has been given or granted by such Party properly acting in accordance with the provisions of this Agreement.

29.4	No fiduciary duty

No Notes Trustee shall be deemed to owe any fiduciary duty to any Creditor (save in respect of such persons for whom it acts as trustee) and shall not be personally liable to any Creditor if it shall in good faith mistakenly pay over or distribute to any Creditor or to any other person cash, property or securities to which any other Creditor shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors, each Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the Notes Finance Documents pursuant to which it acts as trustee and this Agreement and no implied agreement, covenants or obligations with respect to the other Creditors shall be read into this Agreement against the Notes Trustee.

29.5	Debt assumptions

(a)	The Senior Secured Notes Trustee is entitled to assume that:

(i)	no Senior Payment Default, Second Lien Payment Default, High Yield Payment Default or Unsecured Payment Default has occurred;

(ii)	no Senior Default, Second Lien Default, Pari Passu Debt Default, High Yield Default or Unsecured Default has occurred;

(iii)	none of the Senior Liabilities, Second Lien Liabilities, Pari Passu Debt Liabilities, High Yield Liabilities or Unsecured Liabilities have been accelerated;

(iv)	no Default, Event of Default or termination event (however described) has occurred; and

(v)	none of the Senior Discharge Date, the Second Lien Discharge Date, Pari Passu Debt Discharge Date, the High Yield Discharge Date or the Unsecured Discharge Date has occurred,

unless a Responsible Officer of the Senior Secured Notes Trustee has actual knowledge to the contrary.

(b)	The Second Lien Notes Trustee is entitled to assume that:

(i)	no Senior Payment Default, Second Lien Payment Default, High Yield Payment Default or Unsecured Payment Default has occurred;

(ii)	no Senior Default, Second Lien Default, Pari Passu Debt Default, High Yield Default or Unsecured Default has occurred;

(iii)	none of the Senior Liabilities, Second Lien Liabilities, Pari Passu Debt Liabilities, High Yield Liabilities or Unsecured Liabilities have been accelerated;

(iv)	no Default, Event of Default or termination event (however described) has occurred; and

(v)	none of the Senior Discharge Date, the Second Lien Discharge Date, Pari Passu Debt Discharge Date, the High Yield Discharge Date or Unsecured Discharge Date has occurred,

unless a Responsible Officer of the Second Lien Notes Trustee has actual knowledge to the contrary.

(c)	The High Yield Notes Trustee is entitled to assume that:

(i)	no Senior Payment Default, Second Lien Payment Default, High Yield Payment Default or Unsecured Payment Default has occurred;

(ii)	no Senior Default, Second Lien Default, Pari Passu Debt Default, Senior Secured Notes Default or Unsecured Default has occurred;

(iii)	none of the Senior Secured Liabilities, Pari Passu Debt Liabilities, Second Lien Liabilities or Unsecured Liabilities have been accelerated;

(iv)	no Default, Event of Default or termination event (however described) has occurred; and

(v)	none of the Senior Discharge Date, the Second Lien Discharge Date, Pari Passu Debt Discharge Date, the Senior Secured Notes Discharge Date or the Unsecured Discharge Date has occurred,

unless a Responsible Officer of the High Yield Notes Trustee has actual knowledge to the contrary.

(d)	The Unsecured Notes Trustee is entitled to assume that:

(i)	no Senior Payment Default, Second Lien Payment Default, High Yield Payment Default or Unsecured Payment Default has occurred;

(ii)	no Senior Default, Second Lien Default, Pari Passu Debt Default, Senior Secured Notes Default or High Yield Default has occurred;

(iii)	none of the Senior Secured Liabilities, Pari Passu Debt Liabilities, Second Lien Liabilities or High Yield Liabilities have been accelerated;

(iv)	no Default, Event of Default or termination event (however described) has occurred; and

(v)	none of the Senior Discharge Date, the Second Lien Discharge Date, Pari Passu Debt Discharge Date, the Senior Secured Notes Discharge Date or the High Yield Discharge Date has occurred,

unless a Responsible Officer of the Unsecured Notes Trustee has actual knowledge to the contrary.

(e)	The Notes Trustee is not obliged to monitor or enquire whether any Event of Default has occurred.

29.6	Senior Lenders, Hedge Counterparties, Senior Secured Notes Creditors, Pari Passu Creditors, Second Lien Creditors, High Yield Creditors and Unsecured Creditors

In acting pursuant to this Agreement and the Notes Indenture, no Notes Trustee is required to have any regard to the interests of:

(a)	the Senior Lenders, the Second Lien Lenders, the High Yield Lenders or the Unsecured Lenders;

(b)	the Hedge Counterparties;

(c)	(in the case of a Senior Secured Notes Trustee), the Second Lien Notes Creditors, the High Yield Notes Creditors or the Unsecured Notes Creditors;

(d)	(in the case of a Second Lien Notes Trustee), the Senior Secured Notes Creditors, the High Yield Notes Creditors or the Unsecured Notes Creditors;

(e)	(in the case of a High Yield Notes Trustee), the Senior Secured Notes Creditors, the Second Lien Notes Creditors or the Unsecured Notes Creditors; and

(f)	(in the case of an Unsecured Notes Trustee), the Senior Secured Notes Creditors, the Second Lien Notes Creditors or the High Yield Notes Creditors.

29.7	Claims of Security Agent

The Security Agent agrees and acknowledges that it shall have no rights of indemnification or claim against the Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, (including in each case by another Party) the Security Agent.

29.8	Reliance and advice

The Notes Trustee may:

(a)	rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

(b)	rely on any statement made by any person regarding any matters which may be assumed to be within its knowledge or within its powers to verify; and

(c)	engage, pay for and rely on professional advisers selected by it (including those representing a person other than the Notes Trustee).

29.9	Provisions survive termination

The provisions of this Clause 29 (Notes Trustee) shall survive any termination of this Agreement.

29.10	Other Parties not affected

No provision of this Clause 29 (Notes Trustee) shall alter or change the rights and obligations as between the other Parties in respect of each other. This Clause is intended to afford protection to the Notes Trustees only.

29.11	Instructions

In acting under this Agreement, the Notes Trustee is entitled to seek instructions from the Noteholders at any time and, where it acts on the instructions of the Noteholders, the Notes Trustee shall not incur any liability to any person for so acting. The Notes Trustee is not liable to any person for any loss suffered as a result of any delay caused as a result of it seeking instructions from the Noteholders.

29.12	Responsibility of Notes Trustee

(a)	No Notes Trustee shall be responsible to any other Senior Finance Party, Second Lien Finance Parties, Hedge Counterparty, Senior Secured Notes Finance Party, High Yield Finance Party or Unsecured Finance Party for the legality, validity, effectiveness, enforceability, adequacy, accuracy, completeness or performance of:

(i)	any Senior Finance Document, Senior Secured Notes Finance Document, Second Lien Finance Documents, Hedging Agreement, High Yield Finance Document, Unsecured Finance Document or any other document;

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Senior Finance Document, Senior Secured Notes Finance Document, Pari Passu Debt Document, Second Lien Finance Document, Hedging Agreement, High Yield Finance Document, Unsecured Finance Document or any other document; or

(iii)	any observance by any Debtor of its obligations under any Debt Document or any other documents.

(b)	Each Notes Trustee may rely and shall be fully protected in acting or refraining from acting upon any notice, certificate or other document reasonably believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person.

29.13	Confirmation

Without affecting the responsibility of any Debtor or the Company for information supplied by it or on its behalf in connection with any Debt Document, each Senior Finance Party, Second Lien Finance Party, Hedge Counterparty, each Pari Passu Creditor, Senior Secured Notes Finance Party, High Yield Finance Party and Unsecured Finance Party (other than, in each case, any Notes Trustee (in its personal capacity) and the Security Agent) confirms that it:

(a)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Senior Finance Documents, the Senior Secured Notes Finance Documents, Pari Passu Debt Document, the Second Lien Finance Documents, the High Yield Finance Documents, the Unsecured Finance Documents or the Hedging Agreement (including the financial condition and affairs of each Debtor, a HY Issuer or their related entities and the nature and extent of any recourse against any Party or its assets); and

(b)	has not relied on any information provided to it by the Notes Trustee in connection with any Senior Finance Document, Senior Secured Notes Finance Document, Pari Passu Debt Document, Second Lien Finance Document, High Yield Finance Document, Unsecured Finance Document or Hedging Agreement.

29.14	Provision of information

No Notes Trustee is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party. No Notes Trustee is responsible for:

(a)	providing any Senior Lender, each Pari Passu Creditor, Senior Secured Notes Creditor, Second Lien Creditor, Hedge Counterparty, High Yield Creditor or Unsecured Creditor with any credit or other information concerning the risks arising under or in connection with the Debt Documents (including any information relating to the financial condition or affairs of any Debtor or Security Grantor or their related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(b)	obtaining any certificate or other document from any Debtor or the Company.

29.15	Departmentalism

In acting as the Notes Trustee, each Notes Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by a Notes Trustee which, in its opinion, is received or acquired by some other division or department or otherwise than in its capacity as the Notes Trustee may be treated as confidential by the Notes Trustee and will not be treated as information possessed by the Notes Trustee in its capacity as such.

29.16	Disclosure of information

Each Debtor irrevocably authorises any Notes Trustee to disclose to any Senior Finance Party, Hedge Counterparty, Senior Secured Notes Finance Party, each Pari Passu Creditor, Second Lien Finance Party, High Yield Finance Party and Unsecured Finance Party any information that is received by the Notes Trustee in its capacity as the Notes Trustee.

29.17	Illegality

(a)	Each Notes Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

(b)	Furthermore, each Notes Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

29.18	Resignation of Notes Trustee

Each Notes Trustee may resign or be removed in accordance with the terms of the applicable Notes Indenture, provided that a replacement Notes Trustee agrees with the Parties to become the replacement trustee under this Agreement by the execution of a Creditor Accession Undertaking.

29.19	Notes Trustee assumptions

(a)	The Notes Trustee is entitled to assume that:

(i)	any payment or other distribution made pursuant to this Agreement in respect of the Unsecured Notes Liabilities, High Yield Notes Liabilities, the Second Lien Notes Liabilities or Senior Secured Notes Liabilities (as the case may be) has been made in accordance with the ranking in Clause 2 (Ranking and Priority) and is not prohibited by any provisions of this Agreement and is made in accordance with these provisions;

(ii)	the proceeds of enforcement of any Security conferred by the Transaction Security Documents have been applied in the order set out in Clause 17 (Application of Proceeds);

(iii)	any Security, collateral, guarantee or indemnity or other assurance granted to it has been done so in compliance with Clauses 3.3 (Security and guarantees: Senior Secured Creditors), 7.4 (Security and guarantees: Second Lien Creditors) and 8.2 (Restriction on Payment and dealings: High Yield Liabilities); and

(iv)	any Senior Secured Notes, Second Lien Notes, High Yield Notes or Unsecured Notes issued comply with the provisions of this Agreement including, without limitation, Clauses 5 (Issue of Senior Secured Notes), 7 (Second Lien Creditors and Second Lien Liabilities), 8 (High Yield Creditors and High Yield Liabilities) and 9 (Unsecured Creditors and Unsecured Liabilities).

(b)	The Notes Trustee is entitled to assume that any payment or distribution made in respect of the High Yield Notes Liabilities, Second Lien Notes Liabilities or Senior Secured Notes Liabilities (as the case may be) is not prohibited by this Agreement, unless it has actual knowledge to the contrary provided, however, that the Notes Trustee shall be liable under this Agreement for its own gross negligence or wilful misconduct.

(c)	The Notes Trustee shall not have any obligation under Clause 12 (Effect of Insolvency Event) or Clause 14 (Redistribution) in respect of amounts received or recovered by it unless (i) it has actual knowledge that the receipt or recovery falls within paragraphs (a) or (b) above, and (ii) it has not distributed to the relevant Noteholders in accordance with the Notes Indenture any amount so received or recovered.

(d)	The Notes Trustee shall not be obliged to monitor performance by the Debtors, the Security Agent or any other Party to this Agreement or the Noteholders of their respective obligations under, or compliance by them with, the terms of this Agreement.

29.20	Agents

Each Notes Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder.

29.21	No Requirement for bond or surety

No Notes Trustee shall be required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Agreement.

29.22	Notes Trustee Liabilities and payments

No provision of this Agreement shall alter or otherwise affect the rights and obligations of any Debtor to make payments in respect of the Liabilities it owes to any Notes Trustee as and when the same are due and payable and demand, receipt and retention by any Notes Trustee of the same or taking of any step or action by any Notes Trustee in respect of its rights under the Notes Finance Documents to the same.

30.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

31.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

32.	ENFORCEMENT

32.1	Jurisdiction

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 32.1 (Jurisdiction) is for the benefit of the Secured Parties only. As a result, no Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Secured Parties may take concurrent proceedings in any number of jurisdictions.

32.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law each Debtor, each Security Grantor and Subordinated Creditor (unless incorporated in England and Wales):

(i)	irrevocably appoints Sable Holding Limited as its agent for service of process in relation to any proceedings before the English courts in connection with this Agreement; and

(ii)	agrees that failure by a process agent to notify the relevant Debtor or Security Grantor, as applicable, of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Debtors and Subordinated Creditors) must immediately (and in any event within five days of becoming aware of such event taking place) appoint another agent as agent on terms acceptable to the Senior Agent or, after the Senior Discharge Date, Senior Secured Notes Representative(s) and Pari Passu Debt Representative(s) or, after the Senior Secured Notes Discharge Date, the Second Lien Representative(s) or after the Second Lien Discharge Date, the High Yield Representative(s) or, after the High Yield Discharge Date, the Unsecured Representative(s). Failing this, the Senior Agent, the Senior Secured Notes Representative(s), the Pari Passu Debt Representative(s), the Second Lien Representative(s), the High Yield Representative(s) or the Unsecured Representative(s) (as the case may be) may appoint another agent for this purpose.

(c)	Each Debtor and Subordinated Creditor expressly agrees and Consents to the provisions of this Clause 32 and Clause 31 (Governing Law).

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement and executed as a deed by the Intra-Group Lenders, the Subordinated Creditor and the Debtors and is intended to be and is delivered by them as a deed on the date specified above. The Parties intend that this Agreement takes effect as a deed, notwithstanding that certain Parties may execute this Agreement under hand.

SCHEDULE 1

FORM OF DEBTOR ACCESSION DEED

THIS AGREEMENT is made on [●] and made

BETWEEN:

(1)	[Insert full name of New Debtor] (the Acceding [Debtor]/[Security Grantor]/[Company]); and

(2)	[Insert full name of current Security Agent] (the Security Agent), for itself and each of the other parties to the intercreditor agreement referred to below.

This agreement is made on [date] by the Acceding [Debtor]/[Security Grantor]/[Company] in relation to an intercreditor agreement (the Intercreditor Agreement) dated [●] (as amended and/or amended and restated from time to time) between, amongst others, Cable and Wireless Limited, The Bank of Nova Scotia as security agent, and as senior agent, the other Creditors and the other Debtors and Security Grantors (each as defined in the Intercreditor Agreement).

The Acceding [Debtor]/[Security Grantor]/[Company] intends to [incur Liabilities under the following documents]/[give a guarantee, indemnity or other assurance against loss in respect of Liabilities under the following documents]:

[Insert details (date, parties and description) of relevant documents]

the Relevant Documents.

IT IS AGREED as follows:

1.	Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Agreement, bear the same meaning when used in this Agreement.

2.	The Acceding [Debtor]/[Security Grantor]/[Company] and the Security Agent agree that the Security Agent shall hold:

(a)	any Security in respect of Liabilities (including any Security Agent Claim) created or expressed to be created pursuant to the Relevant Documents;

(b)	all proceeds of that Security; and

(c)	all obligations expressed to be undertaken by the Acceding [Debtor]/[Security Grantor]/[Company] to pay amounts in respect of the Liabilities to the Security Agent as trustee or as agent or otherwise for the benefit of the Secured Parties (in the Relevant Documents or otherwise and including any Security Agent Claim) and secured by the Transaction Security together with all representations and warranties expressed to be given by the Acceding [Debtor]/[Security Grantor]/[Company] (in the Relevant Documents or otherwise) in favour of the Security Agent as trustee or otherwise for the benefit of the Secured Parties, to the extent permitted by applicable law on trust or as agent or otherwise for the benefit of the Secured Parties on the terms and conditions contained in the Intercreditor Agreement.

3.	The Acceding [Debtor]/[Security Grantor]/[Company] confirms that it intends to be party to the Intercreditor Agreement as a [Debtor]/[Security Grantor]/[Company], undertakes to perform all the obligations expressed to be assumed by a [Debtor]/[Security Grantor]/[Company] under the Intercreditor Agreement and agrees that it shall be bound by all the provisions of the Intercreditor Agreement as if it had been an original party to the Intercreditor Agreement.

4.	[In consideration of the Acceding Debtor being accepted as an Intra-Group Lender for the purposes of the Intercreditor Agreement, the Acceding Debtor also confirms that it intends to be party to the Intercreditor Agreement as an Intra-Group Lender, and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by an Intra-Group Lender and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement].[10]

[10]	Include this paragraph in the relevant Debtor Accession Deed if the Acceding Debtor is also to accede as an Intra-Group Lender to the Intercreditor Agreement.

[4]/[5] This Agreement and any non-contractual obligations arising out of or in connection with it are is governed by, English law.

THIS AGREEMENT has been signed on behalf of the Security Agent and executed as a deed by the Acceding Debtor and is delivered on the date stated above.

The Acceding [Debtor]/[Security Grantor]/[Company]

[EXECUTED AS A DEED	)

By: [Full name of Acceding [Debtor]/[Security Grantor]/[Company]	)

Director

Director/Secretary

OR

[EXECUTED AS A DEED

By: [Full name of Acceding [Debtor]/[Security Grantor/[Company]]]

Signature of Director

Name of Director

in the presence of

Signature of witness

Name of witness

Address of witness

Occupation of witness]

Address for notices:

Address:

Fax:

The Security Agent

[Full name of current Security Agent]

By:

Date:

SCHEDULE 2

FORM OF CREDITOR ACCESSION UNDERTAKING

To:	[Insert full name of current Security Agent] for itself and each of the other parties to the Intercreditor Agreement referred to below.

[To:	[Insert full name of current Senior Agent] as Senior Agent.][11]

From:	[Acceding Creditor]

THIS UNDERTAKING is made on [date] by [insert full name of new Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] (the Acceding [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger]) in relation to the intercreditor agreement (the Intercreditor Agreement) dated 16 January 2004 (as amended and/or amended and restated from time to time) between, among others, Cable and Wireless Limited, The Bank of Nova Scotia as security agent and as senior agent, the other Creditors and the other Debtors (each as defined in the Intercreditor Agreement). Terms defined in the Intercreditor Agreement shall, unless otherwise defined in this Undertaking, bear the same meanings when used in this Undertaking.

In consideration of the Acceding [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] being accepted as a [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] for the purposes of the Intercreditor Agreement, the Acceding [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] confirms that, as from [date], it intends to be party to the Intercreditor Agreement as a [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent Arranger / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] and undertakes to perform all the obligations expressed in the Intercreditor Agreement to be assumed by a [Senior Lender / Hedge Counterparty / Senior Agent / Intra-Group Lender / Pari Passu Creditor / Subordinated Creditor / Senior Secured Notes Trustee / High Yield Notes Trustee / High Yield Lender / High Yield Agent / Unsecured Notes Trustee / Unsecured Lender / Unsecured Agent / Second Lien Notes Trustee / Second Lien Agent / Second Lien Lender / Second Lien Arranger] and agrees that it shall be bound by all the provisions of the Intercreditor Agreement, as if it had been an original party to the Intercreditor Agreement.

[The acceding Lender is an Affiliate of a Senior Lender and has become a provider of an Ancillary Facility. In consideration of the acceding Lender being accepted as an Ancillary Facility Lender for the purposes of the Senior Facilities Agreement, the acceding Lender confirms, for the benefit of the parties to the Senior Facilities Agreement, that, as from [date], it intends to be party to the Senior Facilities Agreement as an Ancillary Facility Lender, and undertakes to perform all the obligations expressed in the Senior Facilities Agreement to be assumed by a Senior Finance Party and agrees that it shall be bound by all the provisions of the Senior Facilities Agreement, as if it had been an original party to the Senior Facilities Agreement as an Ancillary Facility Lender.]

[11]	Include only in the case of (i) a Hedge Counterparty or (ii) an Ancillary Facility Lender which is an Affiliate of a Senior Lender.

[The acceding Hedge Counterparty has become a provider of hedging arrangements to [the Company/[name of Debtor]].

This Undertaking and any non-contractual obligations arising out of or in connection with it are governed by English law.

THIS UNDERTAKING has been entered into on the date stated above [and is executed as a deed by the acceding Creditor, if it is acceding as an Intra-Group Lender and is delivered on the date stated above].

Acceding [Creditor]

[EXECUTED as a DEED]

[insert full name of Acceding

Creditor]

By:

Address:

Fax:

Accepted by the Security Agent	[Accepted by the Senior Agent]

for and on behalf of	for and on behalf of

[Insert full name of current Security Agent]	[Insert full name of current Senior Agent]

Date:	Date:][12]

[12]	Include only in the case of (i) a Hedge Counterparty or (ii) an Ancillary Facility Lender which is an Affiliate of a Senior Lender.

SCHEDULE 3

FORM OF DEBTOR RESIGNATION REQUEST

To:	[●] as Security Agent

From:	[resigning Debtor] and [the Company]

Dated:

Dear Sirs

Intercreditor Agreement originally dated [●] (as amended and/or amended and restated from time to time) (the Intercreditor Agreement)

1.	We refer to the Intercreditor Agreement. This is a Debtor Resignation Request. Terms defined in the Intercreditor Agreement have the same meaning in this Debtor Resignation Request unless given a different meaning in this Debtor Resignation Request.

2.	Pursuant to Clause 22.20 (Resignation of a Debtor) of the Intercreditor Agreement we request that [resigning Debtor] be released from its obligations as a Debtor under the Intercreditor Agreement.

3.	We confirm that:

(a)	no Default is continuing or would result from the acceptance of this request; and

(b)	[resigning Debtor] is under no actual or contingent obligations in respect of the Intra-Group Liabilities.

4.	This letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

[The Company]	[resigning Debtor]

By:	By:

SCHEDULE 4

SECOND LIEN MAJOR TERMS

1.	Second Lien Finance Documents

(a)	The Second Lien Finance Documents permit each document evidencing Senior Secured Liabilities to be refinanced, amended, restated, extended, supplemented or modified.

(b)	The Second Lien Finance Documents permit the guarantees and security taken in respect of the Senior Secured Liabilities in accordance with this Agreement.

2.	Subject to Intercreditor Agreement

The Second Lien Facilities Agreement, the Second Lien Notes and/or and Second Lien Notes Indenture (as applicable) states that the document is, and each Second Lien Finance Document is, subject to the terms of this Agreement; the rights and benefits of the Second Lien Finance Parties are subject to the terms of this Agreement; the Second Lien Facilities Agreement is governed by the laws of England or the State of New York; the Second Lien Notes Indenture is governed by the laws of England or the State of New York; and the Senior Finance Parties, the Senior Secured Notes Finance Parties, the Pari Passu Creditors and Hedge Counterparties, acting through agents or trustees, are granted (or have as a matter of law) third party beneficiary right in respect of such statements.

3.	Trust Indenture Act

If any Second Lien Notes Finance Documents are registered under the Securities Act of 1933 of the United States of America or required to be qualified under the Trust Indenture Act of 1939 of the United States of America, those Second Lien Notes Finance Documents comply with that Trust Indenture Act having regard to, and in a manner consistent with, this Agreement.

SCHEDULE 5

HIGH YIELD MAJOR TERMS

1.	High Yield Finance Documents

(a)	The High Yield Finance Documents permit the Secured Debt Documents to be refinanced, amended, restated, extended, supplemented or modified.

(b)	The High Yield Finance Documents permit the guarantees and security taken in respect of the Secured Obligations in accordance with this Agreement.

2.	Subject to Intercreditor Agreement

The High Yield Facilities Agreement, the High Yield Notes and/or the High Yield Notes Indenture (as applicable) states that the document is, and each High Yield Finance Document is, subject to the terms of this Agreement; the rights and benefits of the High Yield Finance Parties are subject to the terms of this Agreement; the High Yield Facilities Agreement is governed by the laws of England or the State of New York; the High Yield Notes Indenture is governed by the laws of England or the State of New York; and the Senior Finance Parties, the Senior Secured Notes Finance Parties, the Pari Passu Creditors, the Second Lien Finance Parties and Hedge Counterparties, acting through agents or trustees, are granted (or have as a matter of law) third party beneficiary right in respect of such statements.

3.	Trust Indenture Act

If any High Yield Notes Finance Documents are registered under the Securities Act of 1933 of the United States of America or required to be qualified under the Trust Indenture Act of 1939 of the United States of America, those High Yield Notes Finance Documents comply with that Trust Indenture Act having regard to, and in a manner consistent with, this Agreement, which may include such High Yield Notes Finance Documents providing that no payment obligations of any Debtor or member of the Group under those High Yield Notes Finance Documents will become due unless and until payment of the High Yield Guarantee Liabilities may be demanded in accordance with Clause 8.11(a) (Permitted High Yield Guarantee and Proceed Loan Enforcement) or until the Senior Secured Discharge Date has occurred or unless an Instructing Group otherwise agrees.

SCHEDULE 6

UNSECURED MAJOR TERMS

1.	Unsecured Finance Documents

(a)	The Unsecured Finance Documents permit the Secured Debt Documents and the High Yield Finance Documents to be refinanced, amended, restated, extended, supplemented or modified.

(b)	The Unsecured Finance Documents permit the guarantees and security taken in respect of the Secured Obligations in accordance with this Agreement.

2.	Subject to Intercreditor Agreement

The Unsecured Facilities Agreement, the Unsecured Notes and/or the Unsecured Notes Indenture (as applicable) states that the document is, and each Unsecured Finance Document is, subject to the terms of this Agreement; the rights and benefits of the Unsecured Finance Parties are subject to the terms of this Agreement; the Unsecured Facilities Agreement is governed by the laws of England or the State of New York; the Unsecured Notes Indenture is governed by the laws of England or the State of New York; and the Senior Finance Parties, the Senior Secured Notes Finance Parties, the Pari Passu Creditors, the Second Lien Finance Parties and Hedge Counterparties, acting through agents or trustees, are granted (or have as a matter of law) third party beneficiary right in respect of such statements.

3.	Trust Indenture Act

If any Unsecured Notes Finance Documents are registered under the Securities Act of 1933 of the United States of America or required to be qualified under the Trust Indenture Act of 1939 of the United States of America, those Unsecured Notes Finance Documents comply with that Trust Indenture Act having regard to, and in a manner consistent with, this Agreement, which may include such Unsecured Notes Finance Documents providing that no payment obligations of any Debtor or member of the Group under those Unsecured Notes Finance Documents will become due unless and until payment of the Unsecured Guarantee Liabilities may be demanded in accordance with Clause 9.7 (Permitted Unsecured Guarantee Enforcement) or until the Senior Secured Discharge Date has occurred or unless an Instructing Group otherwise agrees.

SCHEDULE 7

EFFECTIVE DATE SUBORDINATED CREDITORS

Name	Jurisdiction of incorporation	Registration number

SCHEDULE 8

EFFECTIVE DATE DEBTORS

Name	Jurisdiction of incorporation	Registration number	Capacity in which such entity is party to the Senior Facilities Agreement

SCHEDULE 9

EFFECTIVE DATE INTRA-GROUP LENDERS

Name of Intra-Group Lender	Jurisdiction of incorporation	Registration number

SCHEDULE 10

EFFECTIVE DATE HEDGE COUNTERPARTIES

SIGNATORIES

ANNEX B

HOLDCO INTERCREDITOR AGREEMENT

[●]

AMONG

[●]1

as Holdco

[●]2

as Company

[[●]3

as Senior Notes Trustee]

[[●]4

as Proceeds Loan Creditor]

and

[●]5

as Security Trustee

[1]	Insert name of New Senior Debt Parent.

[2]	Insert name of New Senior Debt Obligor.

[3]	Insert name of any day one New Senior Notes Trustee (if any)

[4]	Insert name of any day one SPV Issuer (if any)

[5]	Insert name of security trustee under the Company Share Pledge Agreement referred to below.

THIS AGREEMENT is dated                      .

BETWEEN:

(1)	[●] (Holdco);

(2)	[●] (Company);

(3)	[[●] (the Senior Notes Trustee);]

(4)	[[●] (the Proceeds Loan Creditor);]

(5)	[●] as security trustee (Security Trustee); and

(6)	Such persons as accede hereto as Representatives or Creditors.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	Definitions

In this Agreement:

Accession Agreement means a deed of accession substantially in the form of Schedule 1 (Form of Accession Agreement), with such amendments as the Security Trustee may approve or reasonably require.

Business Day refers to each day that is not a Saturday, Sunday or other day on which banking institutions in New York, London and [●]6 are authorized or required by law to close.

Collateral Sharing Agreement means the senior collateral sharing and voting instruction agreement entered into on or about the date hereof between, amongst others, the Proceeds Loan Creditor, the Company and the SPV Security Trustee (as such term is defined therein).

Company Share Pledge Agreement means the first ranking pledge of the shares in the Company granted by Holdco on [●] in favour of the Security Trustee.

Creditor means [the Senior Notes Creditors], [the Proceeds Loan Creditors], the Security Trustee in its capacity as security trustee or agent or pledgee in its own right in respect of the Finance Documents and any lender or, Representative that accedes to this Agreement in accordance with Clause 7 (Designation of Debt).

Debt means any Liability owed by the Company or Holdco to a Creditor under or in connection with a Finance Document.

Designated Debt Document means [the Senior Notes Indenture], [the Proceeds Loan Agreement,] and any other Notes Indenture, agreement or document designated as a Designated Debt Document under Clause 7 (Designation of Debt) evidencing Liabilities of the Company to any Creditor.

Discharge Date means the latest of [(a) the Senior Notes Discharge Date], [(b) the Proceeds Loan Discharge Date] and (c) the date on which the Representatives or Creditors of all other outstanding Debt are satisfied that all of such Debt has been irrevocably paid and discharged and all commitments under the relevant Designated Debt Documents cancelled.

Enforcement Trigger Event means:

(a)	[the Senior Notes Trustee first exercising any of its rights under the Senior Notes Indenture to declare any Senior Notes Debt prematurely due and payable, or having exercised any rights to declare any Senior Notes Debt payable on demand, first making demand with respect to all or any Senior Notes Debt;]

(b)	[the Proceeds Loan Creditor first exercising any of its rights under the Proceeds Loan Agreement to declare any Proceeds Loan Debt prematurely due and payable, or having exercised any rights to declare any Proceeds Loan Debt payable on demand, first making demand with respect to all or any Proceeds Loan Debt;] or

[6]	To be updated to reflect the jurisdiction of the Company

(c)	any other Creditor or Representative taking an analogous action.

Event of Default means [a Notes Default], [a Proceeds Loan Default] or other event of default (however described) under any other Designated Debt Document, as the context requires.

Finance Documents means [the Notes Finance Documents], [the Proceeds Loan Agreement], Designated Debt Documents, this Agreement and the Security Documents.

Holding Company means, in relation to a company, corporation or partnership, any other company, corporation or partnership in respect of which it is a Subsidiary.

Legal Reservations means:

(a)	the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganization and other laws generally affecting the rights of creditors;

(b)	the time barring of claims and defences of set-off or counterclaim; and

(c)	similar principles, rights, and defences under the laws of any relevant jurisdiction.

Liability means in relation to any document or agreement, any present or future liability (actual or contingent) payable or owing under or in connection with that document or agreement whether or not matured and whether or not liquidated, together with:

(a) any refinancing, novation, deferral or extension of that liability;

(b) any claim for breach of representation, warranty, undertaking or on an event of default or under any indemnity in connection with that document or agreement;

(c) any further advance made under any document or agreement supplemental to that document or agreement, together with all related interest, fees and costs;

(d) any claim for damages or restitution in the event of rescission of that liability or otherwise in connection with that document or agreement;

(e) any claim flowing from any recovery of a payment or discharge in respect of that liability on the grounds of preference or otherwise; and

(f) any amount (such as post-insolvency interest) which would be included in any of the above but for its discharge, non-provability, unenforceability or non-allowability in any insolvency or other proceedings.

Majority Creditors means the Creditors the aggregate of whose shares in the outstanding Debt and undrawn commitments under the Designated Debt Documents then represent more than 50% of the aggregate of all outstanding Debt and undrawn commitments under the Designated Debt Documents at that time.

New Securities means:

(a)	equity securities of the Company; and

(b)	debt securities of the Company.

Note Debt means any Debt issued under a Notes Indenture or similar agreement, as the context requires.

Noteholders means any holders from time to time of the Notes.

Notes means [the Senior Notes and] any other debt securities issued by the Company pursuant to a Notes Indenture or similar agreement, in each case which is a Designated Debt Document.

Notes Default means an event of default (however described) under any Notes Indenture.

Notes Finance Document means the Notes, the Notes Indentures, any of the Security Documents and any other security or guarantees for the Notes and any registration rights agreement for the Notes.

Notes Indenture means [the Senior Notes Indenture] and any other indenture governing the issuance of Notes.

Notes Trustee means each of [the Senior Notes Trustee] and/or other designated trustee for other Note Debt, as the context requires and collectively, the Notes Trustees.

Notes Trustee Amounts means [the Senior Notes Trustee Amounts,] the Security Trustee Amounts and any similar amounts due to trustees acting in such capacity in respect of any other Note Debt.

Party means Holdco, the Company or a Creditor, as the context requires.

Payments means any payment, repayment, prepayment, redemption, repurchase, defeasance or discharge of any principal, interest or other amount on or in respect of any of the Debt.

[Proceeds Loan Agreement means the proceeds loan agreement dated [●] between, among others, the Proceeds Loan Creditor and the Company.]

[Proceeds Loan Debt means any Debt issued under the Proceeds Loan Agreement or similar agreement, as the context requires.]

[Proceeds Loan Default means an event of default (however described) under the Proceeds Loan Agreement.]

[Proceeds Loan Discharge Date means the date on which the Proceeds Loan Creditor is satisfied that all of the Proceeds Loan Debt has been irrevocably and unconditionally paid and discharged.]

Recovery means all amounts from time to time received or recovered by any of the Creditors in connection with the realisation or enforcement of the Security.

Representative means any agent, trustee, security trustee or similar representative (or, in case there is no such representative, the relevant Creditor) in relation to any Debt.

Responsible Officer means any officer within the corporate trust and agency department of a Notes Trustee, including any director, vice-president, assistant vice-president, assistant treasurer, trust officer or any other officer of that Notes Trustee who customarily performs functions similar to those performed by such officers, or to whom any corporate trust matter is referred because of such individual’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Agreement or any Notes Indenture governing Note Debt.

Security means a mortgage, charge, pledge, lien or other security interest over the shares in the Company securing any Debt, or any other agreement or arrangement having a similar effect, created, evidenced or conferred by or pursuant to any Security Document.

Security Documents means the Company Share Pledge Agreement and any other document creating, evidencing or conferring a security interest over the shares in the Company and securing Liabilities under or in connection with any other Designated Debt Document.

Security Trustee means [●] in its capacity as agent and trustee for the Creditors of the security conferred under the Security Documents, and any sub-agent, sub-trustee or custodian appointed by it.

Security Trustee Amounts means all amounts payable to the Security Trustee in relation to the Debt pursuant to the Finance Documents and guarantees of amounts payable thereunder in respect of its fees, expenses and any amounts payable to it personally by way of indemnity. The Security Trustee Amounts shall also include amounts payable to its agents, custodians or other persons employed by the Security Trustee to act under the Finance Documents and guarantee amounts payable thereunder in respect of the foregoing persons’ fees, expenses and any amounts payable to it by way of indemnity (for the avoidance of doubt, the Security Trustee Amounts shall not include any amount of principal or interest payable in respect of the Debt).

[Senior Notes means the $[●] in aggregate principal amount of [●]% Senior Notes due 20[●] issued pursuant to the Senior Notes Indenture and any Additional Notes (as defined in the Senior Notes Indenture).]

Senior Notes Creditor means the holders of the Senior Notes, the Senior Notes Trustee and (to the extent of any claim by the Security Trustee as joint and several creditor with any other Senior Notes Creditor) the Security Trustee.

[Senior Notes Debt means all Liabilities of the Company to any Senior Notes Creditor under or in connection with any Senior Notes Finance Document.]

[Senior Notes Discharge Date means the date on which the Senior Notes Trustee is satisfied that all of the Senior Notes Debt has been irrevocably and unconditionally paid and discharged.]

[Senior Notes Finance Document means the Senior Notes, the Senior Notes Indenture, any of the Security Documents and any other security or guarantees for the Senior Notes and any registration rights agreement for the Senior Notes.]

[Senior Notes Indenture means the indenture dated [●] 2017 among the Company as issuer and the Senior Notes Trustee as trustee governing the issuance of the Senior Notes.]

[Senior Notes Trustee Amounts means all amounts payable to the Senior Notes Trustee in relation to the Senior Notes pursuant to the Senior Notes Indenture and guarantees of amounts payable thereunder in respect of its fees, expenses and any amounts payable to it personally by way of indemnity. The Senior Notes Trustee Amounts shall also include amounts payable to the paying agents, transfer agents and the registrars under the Senior Notes Indenture and to any agent, custodian or other person employed by a trustee in relation to the Senior Notes to act under the Senior Notes Indenture and guarantee amounts payable thereunder in respect of the foregoing persons’ fees, expenses and any amounts payable to it personally by way of indemnity (for the avoidance of doubt, the Senior Notes Trustee Amounts shall not include (a) any amount of principal, premium or interest payable in respect of the Senior Notes, and (b) any payment in relation to any unpaid costs and expenses incurred in respect of any litigation by or on behalf of any Senior Notes Trustee or any Senior Notes Creditors against any other Creditor).]

Subsidiary means (a) a company, corporation or partnership in respect of which another company, corporation or partnership owns or controls by contract more than 50% of the voting rights (a Direct Subsidiary) or (b) a company, corporation or partnership in respect of which another company, corporation or partnership owns or controls by contract more than 50% of the voting rights directly or indirectly through another one or more companies, corporations or partnerships which in each case is a Direct Subsidiary of that other company, corporation or partnership.

Turnover Receipt has the meaning given to it in Clause 3 (Turnover).

1.2	Interpretation

(a)	References to any of the Security Trustee, the Creditors, Holdco, the Company or any Representative in whatever capacity include their respective successors, assigns, replacements, transferees and substitutes from time to time.

(b)	Save as otherwise specified in this Agreement, a reference to a Finance Document is to that document or agreement as amended from time to time in accordance with the terms of this Agreement.

(c)	In this Agreement, unless the context otherwise requires references to:

(i)	Clauses, Subclauses and Schedules are to be construed as references to the clauses and subclauses of, and schedules to, this Agreement;

(ii)	a document in agreed form is a document which is previously agreed in writing by or on behalf of the Company and the Representatives, or if not so agreed, is in the form specified by the Representatives;

(iii)	an amendment includes an amendment, supplement, novation, re-enactment, replacement, restatement, variation or waiver or the giving of any waiver, release or consent having the same commercial effect (and amend shall be construed accordingly);

(iv)	assets includes present and future properties, revenues and rights of every description;

(v)	a finance document or any other agreement or instrument is a reference to that finance document or other agreement or instrument as amended or novated (however fundamentally);

(vi)	give any financial support (or similar phrases) in connection with any Debt include the taking of any participation in or in respect of such Debt, the giving of any guarantee or other assurance against loss in respect of such Debt, or the making of any deposit or payment in respect of or on account of such Debt;

(vii)	guarantee means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(viii)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual, or contingent;

(ix)	a notice includes any notice, request, instruction, demand or other communication;

(x)	a default being continuing, are to such default having occurred and having not been remedied or waived;

(xi)	an Event of Default being outstanding, are to such Event of Default having occurred and continuing unremedied and unwaived;

(xii)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organization;

(xiii)	a payment include a distribution, prepayment or repayment and references to pay include distribute, repay or prepay;

(xiv)	a person include any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) of two or more of the foregoing; and

(xv)	Dollars or $ denote the currency of the United States of America.

(d)	In determining whether or not an amount of Debt has been irrevocably paid and discharged, the relevant Representative will disregard contingent liabilities (such as the risk of c1awback flowing from a preference) except to the extent that such Representative believes that there is a reasonable likelihood that those contingent liabilities will become actual liabilities.

(e)	Unless expressly provided to the contrary in this Agreement, a person who is not a Party may not enforce or enjoy the benefit of any of the terms of this Agreement as a third party beneficiary and, notwithstanding any term of this Agreement, no consent of any third party is required for any amendment (including any release or compromise of any liability) or termination of this Agreement. The Noteholders are entitled to the benefit, and subject to the obligations, of Noteholders under this Agreement.

(f)	No part of this Agreement is intended to or shall create a registrable Security.

(g)	If there is any conflict between the terms of this Agreement and any other Finance Document, the terms of this Agreement will prevail.

2.	RANKING AND NEW SECURITIES

2.1	Ranking

(a)	Unless expressly provided to the contrary in this Agreement:

(i)	the Debt shall rank in right and priority of payment pari passu, without any preference among such Debt; and

(ii)	the Security shall rank and secure the Debt, and the proceeds of its enforcement shall rank in right and priority of payment pari passu, without any preference among such Debt.

(b)	Nothing in this Agreement shall prevent payment by the Company of any Notes Trustee Amounts, as and when the same are due and payable and, for the avoidance of doubt, such amounts shall rank in accordance with the order of priority set out in Clause 4.1 (Order of Application).

2.2	Ranking unaffected

The ranking and priority in Clause 2.1 (Ranking) applies regardless of:

(a)	the order of registration, filing, notice or execution of any document;

(b)	the date upon which the Debt was incurred or arose;

(c)	whether a person is obliged to advance any such Debt;

(d)	any amendment to the terms of or any fluctuations in the outstanding amount, or any intermediate discharge in whole or in part of any Debt; and

(e)	any ranking expressed in any Security Document.

2.3	New Securities

(a)	If any of the Debt is, or is proposed to be, discharged in whole or in part from the proceeds of an issue of New Securities provided such issuance is permitted or not prohibited under the terms of the Finance Documents, the Security Trustee (subject to its costs and expenses being paid or indemnified) will, at the request of the Company, enter into an amendment agreement to this Agreement with the Company, any Notes Trustees (to the extent any Notes are to remain outstanding) and the trustee in respect of and/or the holders of the New Securities, or into a separate agreement with the Company and the trustee in respect of and/or the holders of the New Securities on substantially the same terms as the relevant provisions of this Agreement. That agreement will provide that the trustee in respect of and/or holders of any such New Securities which are debt securities shall, unless the Security Trustee agrees, have substantially the same rights and obligations (mutatis mutandis) in respect of the New Securities and any guarantees and Security for those New Securities as the Notes Trustees and Noteholders have in respect of the Notes Finance Documents.

(b)	Each Creditor authorises the Security Trustee to enter on behalf of that Creditor into any amendment agreement referred to in paragraph (a) above.

(c)	Nothing in this Agreement shall prevent any Debt from being repaid or refinanced with or exchanged for New Securities provided such issuance is permitted or not prohibited under the terms of the Finance Documents.

3.	TURNOVER

(a)	If any Creditor receives or recovers any proceeds from the enforcement of the Security in cash or in kind other than in accordance with Clause 4 (Proceeds of Enforcement) (each such payment or distribution being a Turnover Receipt) the receiving or recovering Creditor will promptly notify the Security Trustee.

(b)	Each Creditor (including the Security Trustee in its capacity as a co-creditor for any of the foregoing) shall:

(i)	hold any Turnover Receipt received or recovered by it on trust for the Creditors; and

(ii)

upon demand by the Security Trustee, if so instructed by Representatives representing the Majority Creditors, pay to the Security Trustee for application as provided in Clause 4 (Proceeds of Enforcement) an amount equal to the amount of such Turnover Receipt, less the third party costs and expenses (if any) reasonably incurred by the Creditor concerned in receiving or recovering such Turnover Receipt (the Turnover Calculation). The relevant Representative shall promptly provide such information as may be reasonably requested by the Security Trustee in order to enable it to perform the Turnover Calculation.

A Notes Trustee shall not be obliged to provide such information if it has not received the same in accordance with the relevant Notes Indenture. If such Representative fails to provide such information to the Security Trustee, the Security Trustee shall not be required to perform the Turnover Calculation.

(c)	A Notes Trustee shall only have any obligation under paragraph (b) above in respect of amounts received or recovered by it if (i) it has actual knowledge that the receipt or recovery falls within paragraph (a) above and (ii) prior to receiving such knowledge it has not distributed to Noteholders in accordance with the relevant Notes Indenture applicable to it any amount so received or recovered. No Notes Trustee shall be charged with knowledge of the existence of facts that would prohibit it from making any payments unless, not less than two Business Days prior to the date of such payments, a Responsible Officer of such Notes Trustee receives written notice satisfactory to it that such payments are prohibited by this Agreement or the Notes Indenture applicable to it.

(d)	The Company shall indemnify each Creditor (to the extent of its liability for the Debt) for the amount of any Turnover Receipt paid by that Creditor to the Security Trustee and such third party costs and expenses properly incurred by it, and the Debt (as appropriate) will not be deemed to have been reduced or discharged in any way or to any extent by the receipt or recovery of such Turnover Receipt.

4.	PROCEEDS OF ENFORCEMENT

4.1	Order of Application

(a)	Subject to the rights of any creditor (other than a Creditor) with prior security or preferential claims, the proceeds of enforcement of the Security shall be paid to the Security Trustee. Those proceeds and all other amounts paid to the Security Trustee under this Agreement shall be applied in the following order:

First	in payment pari passu and pro rata to the Security Trustee and the Notes Trustees of any Notes Trustee Amounts payable to the Security Trustee or the Notes Trustees and to each Representative of the fees, co-expenses and liabilities (and all interest thereon as provided in the Finance Documents) of each such Representative and any receiver, attorney or agent appointed by such Representative under the Security Documents or this Agreement (to the extent such Security has been given in favour of such obligations);

Second	in payment pari passu and pro rata of the balance of the costs and expenses of each Creditor in connection with such enforcement;

Third	in payment pari passu and pro rata to the Representatives for application towards the balance of the Debt; and

Fourth	the payment of the surplus (if any) to Holdco or any other person entitled to it.

(b)	No such proceeds or amounts shall be applied in payment of any amounts specified in any of the sub-paragraphs in paragraph (a) above until all amounts specified in any earlier sub-paragraph have been paid in full. Payments towards any tranche of Debt shall be made to the respective Representative of that tranche of Debt unless the applicable Finance Document provides otherwise.

4.2	Good Discharge

An acknowledgement of receipt signed by the relevant person to whom payments are to be made under this Clause shall be a good discharge, to the extent of that payment of the relevant amount owing to the Security Trustee, each Notes Trustee (on behalf of itself or any relevant Noteholders) or other Creditor or Representative.

4.3	Non-cash distributions

If the Security Trustee of any other Creditor receives any distribution otherwise than in cash in respect of any Debt, the Debt will be reduced by the amount of the due currency purchased with the sale proceeds of such distribution, after deducting the reasonable costs and expenses incurred in connection with the collection and conversion of such sale proceeds, when such realization proceeds are actually applied towards the Debt.

4.4	Currencies

(a)	All moneys received or held by the Security Trustee under this Agreement at any time on or after an Enforcement Trigger Event in a currency other than a currency which the relevant Debt is denominated may be sold at the applicable spot rate of exchange for any one or more of the currencies in which the Debt is denominated as the Security Trustee considers necessary or desirable.

(b)	The Debt will be reduced by the amount of the due currency purchased, after deducting the reasonable costs of conversion.

(c)	The Security Trustee has no liability to any Party in respect of any loss resulting from any fluctuation in exchange rates.

(d)	The Debt will be reduced by the amount of the due currency purchased after deducting the reasonable costs and expenses incurred in connection with the conversion of such proceeds, when such realization proceeds are actually applied towards the Debt.

5.	ENFORCEMENT OF SECURITY

5.1	Enforcement Instructions

(a)	The Security Trustee may refrain from enforcing the Security unless instructed otherwise by Representatives representing the Majority Creditors. The Security Trustee may disregard any instructions from any other person to enforce the Security and may disregard any instructions to enforce the Security if those instructions are inconsistent with this Agreement.

(b)	Subject to the Security having become enforceable, any person entitled to instruct the Security Trustee to enforce the Security may give or refrain from giving instructions to the Security Trustee to enforce or refrain from enforcing the Security as it sees fit in accordance with the other provisions of this Agreement.

(c)	The Security Trustee shall enforce the Security (if then enforceable) in such manner as the person or persons entitled to give instructions may direct (in accordance with this Agreement) or, in the absence of such instructions, as the Security Trustee sees fit in accordance with the other provisions of this Agreement.

(d)	No Creditor shall have any independent power to enforce, or have recourse to, any of the Security or to exercise any rights or powers arising under the Security Documents except through the Security Trustee.

(e)	Except as expressly provided in this Agreement, the Security Trustee is not authorised to act on behalf of a Creditor (without first obtaining that person’s consent) in any legal or arbitration proceedings in connection with any Finance Document.

(f)	The Security Trustee is entitled to rely on and comply with instructions given in accordance with this Clause.

5.2	Release of Security

(a)	If a disposal of any asset is being effected pursuant to enforcement action taken to enforce any Security in accordance with this Agreement, the Security Trustee is, to the extent legally possible, irrevocably authorized to and shall execute on behalf of itself and each Creditor, Holdco, the Company and its Subsidiaries, as applicable (and at the cost of the Company):

(i)	a release of any Security; and

(ii)	if that asset comprises all of the shares in the capital of the Company which are the subject of Security, a release of the Company and its Subsidiaries from all present and future obligations and liabilities (both actual and contingent) under the relevant Finance Documents, provided that the proceeds of that disposal are applied in accordance with Clause 4.1 (Order of Application).

(b)	If at any time the release of any Security is permitted under the Finance Documents, promptly following receipt of a notice from the Company requesting the release of that Security, the Security Trustee is, to the extent legally possible, irrevocably authorized to and shall execute on behalf of itself and each Creditor, Holdco and the Company, as applicable (and at the cost of the Company) a release of that Security under the relevant Finance Documents.

5.3	Creditors’ actions

Each Representative will execute such releases as the Security Trustee may reasonably require to give effect to Clause 5.2 (Release of Security). No release under this Clause will affect the obligations and liabilities of any other obligor under the Finance Documents.

6.	LOSS SHARING

6.1	Equalization Payments

If any Creditor (a Recovering Creditor) receives a Recovery in cash or in kind other than by reason of a payment from the Security Trustee dealt with under Clause 4 (Proceeds of Enforcement), then subject to Clause 6.3 (Notes Trustee Amounts):

(a)	the Recovering Creditor must within three Business Days, supply details of the Recovery to the Security Trustee;

(b)	the Security Trustee must calculate whether the Recovery is in excess of the amount (the amount of the excess being the Recovery Excess) which the Recovering Creditor would have received if the Recovery had been applied as provided in Clause 4 (Proceeds of Enforcement);

(c)	the Recovering Creditor must pay to the Security Trustee an amount equal to the Recovery Excess within five Business Days of demand by the Security Trustee;

(d)	the Security Trustee shall apply such Recovery Excess in accordance with Clause 4 (Proceeds of Enforcement); and

(e)	(i) the Recovering Creditor will be subrogated to the rights of the Creditors which have shared in that Recovery Excess; or

(ii)        if the Recovering Creditor is not able to rely on any rights of subrogation under sub-paragraph (i) above, the Company will owe the Recovering Creditor a debt which is equal to the amount of the Recovery Excess in respect of which it has no rights of subrogation, immediately payable and of the type originally discharged.

6.2	Loss Sharing

(a)	If any of the Debt remains undischarged and any resulting losses are not being borne by the Creditors pro rata to the amount which their respective shares in the outstanding Debt and undrawn commitments under the Designated Debt Documents bore to the aggregate of all the outstanding Debt and undrawn commitments under the Designated Debt Documents on the date of the Enforcement Trigger Event, the Creditors shall make such payments from any Recoveries between themselves as the Security Trustee shall require to ensure that after taking into account such payment; such losses are borne by the Creditors pro rata to their respective shares in the outstanding Debt and undrawn commitments under the Designated Debt Documents.

(b)	This Clause 6.2 is without prejudice to paragraph 10 of Schedule 2 (Security Trustee).

6.3	Notes Trustee Amounts

Nothing in this Clause 6 shall restrict the right of a Notes Trustee to receive and retain Notes Trustee Amounts. A Notes Trustee shall have no liability to pay any amount under this Clause 6 unless and to the extent that amounts are held by it on trust for, or otherwise on behalf of, the Noteholders.

7.	DESIGNATION OF DEBT

A person providing debt (the Specified Debt) to the Company with respect to a particular lending facility, issuance of notes or similar tranche of indebtedness (the Specified Tranche) will be entitled to share in the Security in respect of Debt and benefit from this Agreement if and only if:

(a)	the following conditions have been satisfied and the Company issues, or has issued, a certificate to each of the Representatives confirming that each of these conditions has been satisfied:

(i)	the Company designates or has designated the Specified Tranche and any related guarantee liability of Holdco as Debt and the agreement evidencing the Specified Tranche (the Specified Debt Document) as a Designated Debt Document;

(ii)	the Finance Documents that exist at the date of the incurrence of the Specified Debt permit the incurrence of the Specified Debt by the Company as Debt for the purposes of this Agreement;

(iii)	the Specified Debt Document (and its related security documents and priority agreements) are subject to the terms of this Agreement and the rights and benefits of the parties thereto are limited accordingly, and that the right and benefits of the parties thereto are subject to all relevant provisions of this Agreement;

(iv)	the Finance Documents that exist at the date of the incurrence of the Specified Debt permit the Specified Debt to share in the Security to the extent and subject to the terms and conditions set forth in this Agreement; and

(v)	any Security created, conferred or evidenced by the Specified Debt Document is part of the Security subject to the terms of this Agreement and is in accordance with the priority and ranking specified in this Agreement;

(b)	each lender (including in its capacity as an agent), in the case of a lending facility or similar tranche of indebtedness, or Representatives (in the case of indebtedness that is Note Debt) in relation to the Specified Debt, has acceded to this Agreement as a Creditor or Representative (for itself and on behalf of each Noteholder of the related Note Debt) by executing an Accession Agreement and delivering such duly completed Accession Agreement to the Security Trustee; and

(c)	the finance documents relating to the Specified Tranche (including, but not limited to, the Specified Debt Document, fee letters, deeds, certificates, security document, priority agents and any other similar document relating to the Specified Tranche) have been or are provided to the Representatives.

Upon the compliance with the foregoing, each lender, each Representative and, in the case of a Representative of Note Debt, each Noteholder of the related Note Debt will become a Creditor or Representative under this Agreement and the Specified Debt will become Debt under this Agreement.

8.	AMENDMENTS; WAIVERS

8.1	Amendments

(a)	Subject to the other provisions of this Clause and Clause 2.3 (New Securities), this Agreement may be amended or waived only with the consent of the Company and each Representative (in each case, to the extent required by, and in accordance with, the relevant Designated Debt Document).

(b)	An amendment or waiver which relates to the rights or obligations of the Security Trustee may not be effected without the consent of the Security Trustee.

(c)	This Agreement may be amended by the Company and the Security Trustee without the consent of the other Parties, to cure defects, resolve ambiguities or reflect changes, in each case, of a minor technical or administrative nature provided that no amendments that may adversely impact the rights, duties and protections of any Notes Trustee that is a Party to this Agreement may be made without the consent of that Notes Trustee.

(d)	To the extent that an amendment to this Agreement only affects the rights and obligations of one or more Parties or class of Parties to this Agreement, and could not reasonably be expected to be adverse to the interests of other Parties or a class of Parties, only the Parties affected by such amendment need to agree to the amendments. The Parties agree to make such amendments to this Agreement as are reasonably requested by an incoming Notes Trustee to enter into this Agreement, PROVIDED THAT such amendments do not adversely affect the rights and obligations of the parties to the Finance Documents in any material respect.

8.2	Remedies Cumulative, Waivers

The rights of each Creditor under this Agreement:

(a)	are cumulative and not exclusive of its rights under the general law;

(b)	may be waived only in writing and specifically; and

(c)	may be exercised as often as necessary.

Delay in exercising or non-exercise of any such right is not a waiver of that right.

9.	INFORMATION

9.1	Consultation

The Security Trustee and the Representatives shall, so far as practicable in the circumstances, consult each other before taking any formal steps to exercise any remedy against Holdco or the Company or to take any enforcement action but nothing in this Subclause will invalidate or otherwise affect any action or step taken without such consultation.

9.2	Registration and Notice

The Security Trustee and the Representatives will co-operate with each other with a view to reflecting the priority of the security conferred by the Security Documents in:

(a)	any required registration of any Security Document; and

(b)	giving any notice under the Security Documents.

10.	EXPENSES

10.1	Enforcement Costs

The Company will within three Business Days of demand pay to the Security Trustee and each Representative the amount of all costs and expenses incurred by it in connection with the enforcement against the Company of such person’s rights against it under this Agreement. This Clause 10.1 is without prejudice to any rights the Senior Notes Trustee has under the Senior Notes Indenture to claim such expenses from the Company or any other Party.

10.2	Legal Expenses and Taxes

The costs and expenses referred to above include the reasonable fees and expenses of legal advisers and any value added tax or similar tax, and are payable in the currency in which they are incurred.

11.	CHANGES TO THE PARTIES

11.1	Successors and Assigns

This Agreement is binding on the successors and assigns of the Parties.

11.2	Holdco and the Company

Neither Holdco nor the Company may assign or transfer any of its rights (if any) or obligations under this Agreement (other than as permitted by the Finance Documents).

11.3	New Creditors

No Creditor will:

(a)	assign, transfer or dispose of any of the Debt owing to it or any interest in that Debt or its proceeds to or in favour of any person; or

(b)	assign, transfer, novate or dispose of any of its rights or obligations under any of the Finance Documents to any person,

unless in each case that person agrees with the Parties that it is bound by all the terms of this Agreement as a Creditor by (in the case of Creditors other than Noteholders) executing and delivering to the Security Trustee a duly completed Accession Agreement or, in the case of Creditors of bank debt, by the execution and delivery to the Security Trustee of a transfer certificate, assignment agreement or equivalent agreement.

11.4	Notes Trustee

The Company shall procure that, on or prior to the date of issue of any Notes, any entity which is appointed or acting as trustee in relation to those Notes will become a Party to this Agreement as a Notes Trustee by executing and delivering to the Security Trustee a duly completed Accession Agreement.

11.5	Resignation of Representatives

No Representative may resign or be removed except as specified in the Finance Documents and only if a replacement Representative agrees with all the other Parties to become Party to and be bound by this Agreement as the replacement Representative by the execution and delivery to the Security Trustee of a duly completed Accession Agreement.

11.6	Supplements

Each of the other Parties appoints the Security Trustee as its agent to sign on its behalf any Accession Agreement, in order that each such Accession Agreement may be supplemental to this Agreement and be binding on and inure to the benefit of all the Parties.

12.	NOTICES

12.1	In Writing

(a)	Any communication in connection with this Agreement must be in writing and, unless otherwise stated, may be given:

(i)	in person, by post, telex, fax, e-mail or any other electronic communication approved by the Security Trustee; or

(ii)	if between the Security Trustee and a Creditor and the Security Trustee and the Creditor agree, by e-mail or other electronic communication.

(b)	For the purpose of this Agreement, an electronic communication will be treated as being in writing.

(c)	Unless it is agreed to the contrary, any consent or agreement required under this Agreement must be given in writing.

12.2	Contact details

(a)	Except as provided below, the contact details of each Party for all communications, in connection with this Agreement are those notified by that Party for this purpose to the Security Trustee on or before the date it becomes a Party.

(b)	The contact details of a Notes Trustee for this purpose are those specified in the signature pages of this Agreement or the Accession Agreement executed by that Notes Trustee.

(c)	Any Party may change its contact detail by giving five Business Days’ notice to the Security Trustee or (in the case of the Security Trustee) to the other Parties.

(d)	Where a Party nominates a particular department or officer to receive a communication, a communication will not be effective if it fails to specify that department or officer.

12.3	Effectiveness

(a)	Except as provided below, any communication in connection with this Agreement will be deemed to be given as follows:

(i)	if delivered in person, at the time of delivery;

(ii)	if posted, five days after being deposited in the post, postage prepaid in a correctly addressed envelope;

(iii)	if by telex, when despatched, but only if at the time of transmission, the correct answerback appears at the start and at the end of the sender’s copy of the notice;

(iv)	if by fax, when received in legible form; and

(v)	if by e-mail or any other electronic communication, when received in legible form.

(b)	A communication given under paragraph (a) above but received on a non-Business Day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.

(c)	A communication to the Security Trustee or a Representative will only be effective on actual receipt by it.

13.	THE SECURITY TRUSTEE

(a)	Each Creditor irrevocably appoints the Security Trustee as its agent and trustee under this Agreement and the Security Documents on the terms set out in Schedule 2 (Security Trustee).

(b)	Holdco, the Company and each Creditor agrees to the terms set out in Schedule 2 (Security Trustee).

(c)	The perpetuity period for the trusts in this Agreement is 80 years.

14.	NOTES TRUSTEE

14.1	Personal Liability

Each Notes Trustee enters into this Agreement in its capacity as trustee under each Notes Indenture to which it is a party (a Relevant Indenture) and nothing in this Agreement shall impose on it any obligation to pay any amount out of its personal assets. Its obligations hereunder (if any) to make any payment of any amount shall be only to make payment of such amount to the extent that (a) it has actual knowledge that such obligation has arisen and (b) it has not distributed to Noteholders in accordance with any Relevant Indenture any such amount. No Notes Trustee shall be charged with knowledge of existence of facts that would impose an obligation on it to make any payment or prohibit it from making any payment unless, not less than two Business Days prior to the date of such payment, a Responsible Officer of the relevant Notes Trustee receives written notice satisfactory to it that such payments are required or prohibited by this Agreement or the Relevant Indenture. It is further understood and agreed by the Parties that in no case shall any Notes Trustee be (i) personally responsible or accountable in damages or otherwise to any other Party for any loss, damage or claim incurred by reason of any act or omission performed or omitted by that Notes Trustee in good faith in accordance with this Agreement or any of the Notes Finance Documents in a manner that such Notes Trustee believed to be within the scope of the authority conferred on it by this Agreement or any of the Notes Finance Documents or by law, or (ii) personally liable for or on account of any of the statements, representations, warranties, covenants or obligations stated to be those of any other Party, all such liability, if any, being expressly waived by the Parties and any person claiming by, through or under such Party; provided however, that each Notes Trustee shall be personally liable under this Agreement for its own gross negligence or wilful misconduct. It is also acknowledged and agreed that no Notes Trustee shall have any responsibility for the actions of any individual Creditor or Noteholder (save in respect of its own actions).

14.2	Payments

Nothing in this Agreement shall prevent payment by the Company of Notes Trustee Amounts as and when the same are due and payable.

14.3	Notes Trustee Assumptions

The Parties acknowledge and agree that each Notes Trustee is entitled to assume without further investigation or inquiry that:

(a)	any payment in respect of the Debt has been made in accordance with the ranking in Clause 2.1 (Ranking) or is made accordance with the provisions of Clause 4 (Proceeds of Enforcement);

(b)	any proceeds of enforcement of the Security paid by the Security Trustee have been applied in the order set out in Clause 4 (Proceeds of Enforcement);

(c)	no Event of Default has occurred; and

(d)	the Discharge Date has not occurred,

unless a Responsible Officer of that Notes Trustee receives actual notice to the contrary. For the avoidance of doubt, the Parties acknowledge and agree that the Notes Trustee is not obliged to monitor or enquire whether any Event of Default has occurred.

14.4	Instructions

In acting under and in accordance with this Agreement, each Notes Trustee is entitled to seek instructions from the relevant Noteholders at any time pursuant to the Relevant Indenture, and where it so acts on the instructions of the relevant Noteholders in accordance with the terms of this Agreement and the Relevant Indenture, the Notes Trustee shall not incur any liability to any person for so acting.

14.5	Creditors of Bank Lending Facilities

In acting pursuant to this Agreement and the Relevant Indenture, no Notes Trustee is required to have any regard for the interests of creditors of bank lending facilities that are Debt.

14.6	Reliance

Each Notes Trustee may rely upon any notice or other document delivered to it under this Agreement believed by it to be genuine and correct and to have been signed by or with the authority of the proper person.

14.7	Performance of Security Trustee

No Notes Trustee is responsible for the appointment or for monitoring the performance of the Security Trustee. The Security Trustee agrees and acknowledges that it shall have no rights of indemnification or claim against a Notes Trustee in respect of any fees, costs, expenses and liabilities due and payable to, or incurred by, the Security Trustee. No Notes Trustee shall be under any obligation to instruct or direct the Security Trustee to take any action under Clause 5.1 (Enforcement Instructions) Enforcement Action unless it shall have been instructed to do so by the Noteholders and if it shall have been indemnified and/or secured to its satisfaction.

14.8	Survival of Provisions

The provisions of this Clause 14 (Notes Trustee) shall survive the termination of this Agreement.

14.9	No action

(a)	Notwithstanding any other provision of this Agreement, no Notes Trustee shall have any obligation to take any action under this Agreement unless it is indemnified and/or secured to its satisfaction in respect of all costs, expenses and liabilities which it would in its opinion thereby incur (together with any associated VAT). No Notes Trustee shall have an obligation to indemnify (out of its personal assets) any other person, whether or not a Party, in respect of any of the transactions contemplated by this Agreement. In no event shall the permissive rights of a Notes Trustee to take action under this Agreement be construed as an obligation to do so.

(b)	Prior to taking any action under this Agreement any Notes Trustee may request and rely upon an opinion of counsel or opinion of another qualified expert, at the expense of the Company or Holdco.

(c)	Notwithstanding any other provisions of this Agreement or any other Notes Finance Document to which a Notes Trustee is a party to, in no event shall a Notes Trustee be liable for special, indirect, punitive or consequential loss or damages of any kind whatsoever (including but not limited to loss of business, goodwill, opportunity or profits) whether or not foreseeable even if such Notes Trustee has been advised of the likelihood of such loss or damage and regardless of whether the claim for loss or damage is made in negligence, for breach of contract or otherwise.

14.10	Reliance on certificates

Each Notes Trustee shall at all times be entitled to and may rely on any notice, consent or certificate given or granted by any Party without being under any obligation to enquire or otherwise determine whether any such notice, consent or certificate has been given or granted by such Party properly acting in accordance with the provisions of this Agreement.

14.11	No fiduciary duty

No Notes Trustee shall be deemed to owe any fiduciary duty to any Creditor (save in respect of such persons for whom it acts as trustee) and shall not be personally liable to any Creditor if it shall in good faith mistakenly pay over or distribute to any Creditor or to any other person cash, property or securities to which any other Creditor shall be entitled by virtue of this Agreement or otherwise. With respect to the Creditors, each Notes Trustee undertakes to perform or to observe only such of its covenants or obligations as are specifically set forth in the Notes Finance Documents pursuant to which it acts as trustee and this Agreement and no implied agreement, covenants or obligations with respect to the other Creditors shall be read into this Agreement against the Notes Trustee.

14.12	Provision of information

No Notes Trustee is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

14.13	Illegality

Each Notes Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation. Furthermore, each Notes Trustee may also refrain from taking such action if it would otherwise render it liable to any person in that jurisdiction or if, in its opinion based upon such legal advice, it would not have the power to do the relevant thing in that jurisdiction by virtue of any applicable law in that jurisdiction or if it is determined by any court or other competent authority in that jurisdiction that it does not have such power.

14.14	Agents

Each Notes Trustee may act through its attorneys and agents and shall not be responsible for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder.

15.	SEVERABILITY

If a term of this Agreement is or becomes illegal, invalid or unenforceable in any jurisdiction in relation to any Party, that shall not affect:

(a)	in respect of that Party the legality, validity or enforceability in that jurisdiction of any other term of this Agreement;

(b)	in respect of any other Party the legality, validity or enforceability in that jurisdiction of that or any other term of this Agreement; or

(c)	in respect of any Party the legality, validity or enforceability in other jurisdictions of that or any other term of this Agreement.

16.	COUNTERPARTS

This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument

17	LIMITED RECOURSE

(a)

[Notwithstanding any other provisions of this Agreement or any other Finance Document, each of the Parties acknowledge that the obligations of the Proceeds Loan Creditor to pay amounts due and payable in respect of this Agreement at any time shall be limited to the proceeds available at such time to make such payments from the net proceeds of realisation of the Proceeds Loan Creditor assets in accordance with the Collateral Sharing Agreement. Notwithstanding anything to the contrary in this Agreement or any other Finance Document, each Party agrees, for itself and each of its affiliates, that if the net proceeds of realisation of the security constituted by the Shared Security Documents (as defined in the Collateral Sharing Agreement) upon enforcement thereof in accordance with the Collateral Sharing Agreement and the Shared Security Documents (as defined in the Collateral Sharing Agreement) or otherwise are less than the aggregate amount payable in such circumstances by the Proceeds Loan Creditor in respect of the Senior Liabilities (as defined in the Collateral Sharing Agreement) (such negative amount being referred to herein as a shortfall), the obligations of the Proceeds Loan Creditor under this Agreement will be limited to such net proceeds, which in respect of the proceeds of enforcement of the security constituted by the Shared Security Documents (as defined in the Collateral Sharing Agreement), shall be applied in accordance with the Collateral Sharing Agreement. In such circumstances, the other assets of the Proceeds Loan Creditor will not be available for payment of such shortfall which shall be borne by the other Parties. Each Party agrees, for itself and each of its affiliates, that its right to receive any further amounts in respect of such obligations shall be extinguished and it may not take any further action to recover such amounts.

(b)	Each Party agrees, for itself and each of its affiliates, that neither it, nor any person acting on behalf of it, shall be entitled at any time to institute against the Proceeds Loan Creditor, or join any institution against the Proceeds Loan Creditor of, any bankruptcy, reorganisation, arrangement, insolvency, examinership, winding-up or liquidation proceedings, proceedings for the appointment of a liquidator, administrator or similar official or other proceedings under any applicable bankruptcy or similar law in connection with any obligations of the Proceeds Loan Creditor owed to such Party or its affiliates under this Agreement, save for lodging a claim in the liquidation of the Proceeds Loan Creditor which is initiated by another Party or taking proceedings to obtain declaration or judgment as to the obligations of the Proceeds Loan Creditor in relation thereto.

(c)	Each Party hereby agrees, for itself and each of its affiliates, that no recourse under any obligation, covenant or agreement of the Proceeds Loan Creditor contained in any Finance Document to which it is a party may be sought by it against any shareholder, officer, agent, employee or director of the Proceeds Loan Creditor, by the enforcement of any assessment or by any proceeding, by virtue of any statute or otherwise, it being expressly agreed and understood that such Finance Documents are corporate obligations of the Proceeds Loan Creditor. Each Party agrees, for itself and each of its affiliates, that no personal liability shall attach to or be incurred by the shareholders, officers, agents, employees or directors of the Proceeds Loan Creditor, or any of them, under or by reason of any of the obligations, covenants or agreements to the Proceeds Loan Creditor contained in any Finance Document to which it is a party or implied therefrom, and any and all personal liability of every such shareholder, officer, agent, employee or director for breaches by the lender of any such obligations, covenants or agreements, either at law or by statute or constitution, of every such shareholder, officer, agent, employee or director is hereby deemed expressly waived by such Party.]*
(d)	The provisions of this Clause 17 shall survive termination for any reason whatsoever of this Agreement.

18.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

19.	CONFLICTS

In the event of any conflict between the provisions of this Agreement and the Security Documents the provisions of this Agreement shall prevail.

20.	ENFORCEMENT

20.1	Jurisdiction of English courts

(a)	The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

*	To be updated to reflect jurisdiction of Proceeds Loan Creditor.

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)	This Clause 19.1 (Jurisdiction of English courts) is for the benefit of the Creditors only. As a result, no Creditor shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Creditors may take concurrent proceedings in any number of jurisdictions.

20.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each of Holdco and the Company:

(i)	represent and warrant that it has irrevocably appointed Cable & Wireless Limited as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document and Liberty Global Europe Ltd has agreed to act and accepted its appointment; and

(ii)	agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

(b)	If any person appointed as process agent is unable for any reason to act as agent for service of process, the Company and/or Holdco (as applicable) must promptly (and in any event within 30 days of such event taking place) appoint another agent on terms acceptable to the Security Trustee. Failing this, the Security Trustee may appoint another agent for this purpose.

THIS AGREEMENT has been entered into on the date stated at the beginning of this Agreement and executed as a deed by Holdco and the Company and is intended to be and is delivered by them as a deed on the date specified above.

SCHEDULE 1

FORM OF ACCESSION AGREEMENT

THIS AGREEMENT dated [        ], [        ] is supplemental to an intercreditor agreement (the Holdco Intercreditor Agreement) dated [●] between, among others, [●] as Holdco, [●] as the Company, [●] as Security Trustee [, [●] Senior Notes Trustee] and [[●] as Proceeds Loan Creditor].

Words and expressions defined in the Holdco Intercreditor Agreement have the same meaning when used in this Agreement.

[Name of new Creditor/Representative/Security Trustee] hereby agrees with each other person who is or who becomes a party to the Holdco Intercreditor Agreement that with effect on and from the date hereof it will be bound by the Holdco Intercreditor Agreement as a [Creditor/Representative/Security Trustee] as if it had been party originally to the Holdco Intercreditor Agreement in that capacity and that it shall perform all of the undertakings and agreements set out in the Holdco Intercreditor Agreement and given by a [Creditor/Representative/Security Trustee].

The address for notices of [Creditor/Representative/Security Trustee] for the purposes of Clause 12 (Notices) of the Holdco Intercreditor Agreement is:

[        ]

[Additional confirmations regarding authorization of Security Trustee and ranking of claims and security]

This Agreement and any non-contractual obligation arising out of or in connection with this Agreement are governed by English law and Clauses 16 (Counterparts) and 19 (Enforcement) of the Holdco Intercreditor Agreement are hereby incorporated in this Agreement by reference (mutatis mutandis).

[Insert appropriate execution language]

Acknowledged

[Security Trustee]

By:

SCHEDULE 2

SECURITY TRUSTEE

1.	Appointment by Creditors

(a)	Each Creditor irrevocably appoints the Security Trustee to act as its agent and trustee under this Agreement and the Security Documents.

(b)	Each Creditor irrevocably authorizes the Security Trustee to:

(i)	perform the duties and to exercise the rights, powers and discretions that are specifically given to it under this Agreement or the Security Documents, together with any other incidental rights, powers and discretions;

(ii)	execute each Security Document expressed to be executed by the Security Trustee on its behalf, and

(iii)	execute each of the Security Documents.

(c)	In respect of those Security Documents that are governed by [●][7] law, the following additional provisions shall apply:

(i)	[●]; and

(ii)	[●];

(d)	The Security Trustee has only those duties which are expressly specified in this Agreement or the Security Documents. Those duties are solely of a mechanical and administrative nature.

(e)	Each Creditor confirms that it accepts the terms and qualifications set out in that reliance letter or engagement letter.

2.	No fiduciary duties

Except as specifically provided in a Finance Document:

(a)	nothing in the Finance Documents makes the Security Trustee a trustee or fiduciary for any other Party or any other person; and

(b)	the Security Trustee need not hold in trust any moneys paid to or recovered by it for a Party pursuant to the Finance Documents or be liable to account for interest on those moneys.

3.	Individual position of the Security Trustee

(a)	If it is also a Creditor in another capacity, the Security Trustee has the same rights and powers under the Finance Documents as any other Creditor in that capacity and may exercise those rights and powers as though it were not the Security Trustee.

(b)	The Security Trustee may:

(i)	carry on any business with Holdco or the Company or its related entities (including acting as an agent or a trustee for any other financing); and

(ii)	retain any profits or remuneration it receives under the Finance Documents or in relation to any other business it carries on with Holdco or the Company or its related entities.

4.	Reliance

The Security Trustee may:

(a)	rely on any notice or document believed by it to be genuine and correct and to have been signed by, or with the authority of, the proper person;

[7]	Any additional specific requirements with regard to the Security Documents are subject to confirmation from counsel following confirmation of the jurisdiction of incorporation of Holdco and the Company.

(b)	rely on any statement made by any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;

(c)	engage, pay for and rely on professional advisers selected by it (including those representing a Party other than the Security Trustee);

(d)	act under the Finance Documents through its personnel and agents;

(e)	assume that none of the Security is to be enforced unless it has, in its capacity as Security Trustee, received notice to the contrary from a Representative; and

(f)	engage and pay for the advice or services of any lawyers, accountants, surveyors or other professional or technical experts whose advice or services may to it seem necessary, expedient or desirable, and rely upon any advice so obtained.

The Security Trustee need not investigate any fact or matter stated in any notice or document referred to in (a) above.

5.	Instructions

(a)	The Security Trustee is fully protected if it acts on the instructions of a Representative in the exercise of any right, power or discretion or any matter not expressly provided for in the Finance Documents. Any such instructions given by a Representative will be binding on all the Creditors.

(b)	The Security Trustee may assume that, unless it has received notice to the contrary, any right, power, authority or discretion vested in any Party or any Representative has not been exercised.

(c)	The Security Trustee is not authorized to act on behalf of a Creditor (without first obtaining that Creditor’s consent) in any legal or arbitration proceedings in connection with any Finance Document.

(d)	The Security Trustee may require the provision of indemnity or the receipt of security satisfactory to it, whether by way of payment in advance or otherwise, against any costs, claims, expenses, liability or loss which it may incur in complying with the instructions of a Representative.

(e)	The Security Trustee may refrain from exercising any right, power or discretion vested in it as Security Trustee under any of the Finance Documents, unless and until instructed by a Representative as to whether or not such right, power or discretion is to be exercised and, if it is to be exercised, as to the manner in which it should be exercised.

(f)	Subject to the terms of any Finance Document, the Security Trustee may do any act or filing in the exercise of its duties, powers and discretions under the Finance Documents which, in the absence of instructions from a Representative, it deems advisable in its discretion for the protection or benefit of the Creditors.

(g)	Where the Security Trustee acts in accordance with any instructions received pursuant to this Agreement or any Finance Document, it shall not be held liable to any person for so acting.

6.	Responsibility

(a)	The Security Trustee is not responsible to any other Creditor for the legality, validity, effectiveness, enforceability, adequacy, accuracy, completeness or performance of:

(i)	any Finance Document or any other document;

(ii)	any statement or information (whether written or oral) made in or supplied in connection with any Finance Document; or

(iii)	any observance by Holdco or the Company of its obligations under any Finance Document or any other document.

(b)	Without affecting the responsibility of Holdco or the Company for information supplied by it or on its behalf in connection with any Finance Document, each Creditor (other than the Security Trustee) confirms that it:

(i)	has made, and will continue to make, its own independent appraisal of all risks arising under or in connection with the Finance Documents (including the financial condition and affairs the Company and its related entities and the nature and extent of any recourse against any Party or its assets); and

(ii)	has not relied exclusively on any information provided to it by the Security Trustee in connection with any Finance Document.

(c)	Beyond the exercise of reasonable care in the custody thereof, the Security Trustee shall have no duty as to any assets comprising the Security in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties (or any other rights pertaining thereto) and the Security Trustee shall not be responsible for filing any financing statements or recording any documents, or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any security interest over the assets comprising the Security. The Security Trustee shall be deemed to have exercised reasonable care in the custody of the assets comprised in the Security in its possession if those assets are accorded treatment substantially equal to that which it accords its own property and shall not be liable or responsible for any loss or diminution in the value of any of the assets comprised in the Security by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Security Trustee in good faith.

(d)	The Security Trustee shall not be responsible for the existence, genuineness or value of any of the assets comprised in the Security or for the validity, perfection, priority or enforceability of the Security, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes negligence, bad faith or wilful misconduct on the part of the Security Trustee or for the validity or sufficiency of the Security or any agreement or assignment contained therein, for the validity of the title of Holdco or the Company to the Security, for insuring the assets comprised in the Security or for the payment of taxes, charges, assessments or liens upon the Security or otherwise as to the maintenance of the Security.

7.	Exclusion of liability

(a)	The Security Trustee is not liable or responsible to any other Creditor for any action taken or not taken by it in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(b)	No Party (other than the Security Trustee) may take any proceedings against any officer, employee or agent of the Security Trustee in respect of any claim it might have against the Security Trustee or in respect of any act or omission of any kind by that officer, employee or agent in connection with any Finance Document.

8.	Event of Default

The Security Trustee is not obliged to monitor or enquire whether an Event of Default has occurred. The Security Trustee is not deemed to have knowledge of the occurrence of an Event of Default.

9.	Information

(a)	The Security Trustee must promptly forward to the person concerned the original or a copy of any document which is delivered to the Security Trustee by a Party for that person.

(b)	Except where a Finance Document specifically provides otherwise, the Security Trustee is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(c)	Except as provided above, the Security Trustee has no duty:

(i)	either initially or on a continuing basis to provide any other Creditor with any credit or other information concerning the risks arising under or in connection with the Finance Documents (including any information relating to the financial condition or affairs of the Company or its related entities or the nature or extent of recourse against any Party or its assets) whether coming into its possession before, on or after the date of this Agreement; or

(ii)	unless specifically requested to do so by another Creditor in accordance with a Finance Document, to request any certificate or other document from Holdco or the Company.

(d)	In acting as the Security Trustee, the Security Trustee shall be treated as acting through its agency division which shall be treated as a separate entity from its other divisions and departments. Any information received or acquired by the Security Trustee which, in its opinion, is received or acquired by some other division or department or otherwise than in its capacity as the Security Trustee may be treated as confidential by the Security Trustee and will not be treated as information possessed by the Security Trustee in its capacity as such.

(e)	The Security Trustee is not obliged to disclose to any person any confidential information supplied to it by or on behalf of Holdco or the Company solely for the purpose of evaluating whether any waiver or amendment is required in respect of any term of the Finance Documents.

(f)	Holdco and the Company irrevocably authorise the Security Trustee to disclose to the other Creditors any information which, in the Security Trustee’s opinion, is received by it in its capacity as the Security Trustee.

10.	Indemnities

(a)	Without limiting the liability of Holdco and the Company under the Finance Documents, each Creditor hereby indemnifies the Security Trustee for that Creditor’s portion of any loss or liability incurred by the Security Trustee in acting as the Security Trustee or in respect of its role as Security Trustee in connection with the Security, except to the extent that the loss or liability is caused by the Security Trustee’s gross negligence or wilful misconduct.

(b)	A Creditor’s portion of the loss or liability set out in paragraph 10(a) above is the proportion which the aggregate of its shares in the outstanding Debt and undrawn commitments under the Finance Documents bear to the aggregate of all the outstanding Debt and undrawn commitments under the Finance Documents on the date the loss or liability was incurred by the Security Trustee.

(c)	The Security Trustee may deduct from any amount received by it for a Creditor any amount due to the, Security Trustee from that Creditor under a Finance Document but unpaid,

11.	Compliance

The Security Trustee may refrain from doing anything (including disclosing any information) which might, in its opinion, constitute a breach of any law or regulation or be otherwise actionable at the suit of any person, and may do anything which, in its opinion, is necessary or desirable to comply with any law or regulation.

12.	Resignation

(a)	The Security Trustee may resign and appoint any of its Affiliates as successor Security Trustee to it by giving not less than 30 days’ prior written notice to each Representative and the Company.

(b)	Alternatively, the Security Trustee may resign by giving written notice to each Representative and the Company, in which case the Representatives may appoint a successor Security Trustee to it.

(c)	If no successor Security Trustee has been appointed under paragraph 12(b) above within 30 days after notice of resignation was given, the retiring Security Trustee may appoint a successor Security Trustee to it.

(d)	The person(s) appointing a successor Security Trustee must, if applicable, consult with the Company and the Representatives prior to the appointment.

(e)	Subject as otherwise provided in paragraph 12(f) below, the resignation of a Security Trustee and the appointment of a successor Security Trustee will both become effective only when:

(i)	the successor Security Trustee notifies the Representatives that it accepts its appointment and executes and delivers to them a duly completed Accession Agreement; and

(ii)	on giving the notification, the successor Security Trustee will succeed to the position of the retiring Security Trustee and the term Security Trustee will mean the successor Security Trustee.

(f)	The resignation of a Security Trustee and the appointment of a successor Security Trustee shall not become effective until the Representatives confirm that they are satisfied that the Security Documents (and any related documentation) have been transferred to or into (and where required registered in) the name of the proposed successor Security Trustee.

(g)	The retiring Security Trustee must, at its own cost, make available to the successor Security Trustee such documents and records and provide such assistance as the successor Security Trustee may reasonably request for the purposes of performing its functions as Security Trustee under the Finance Documents.

(h)	Upon its resignation becoming effective, this paragraph will continue to benefit a retiring Security Trustee in respect of any action taken or not taken by it in connection with the Finance Documents while it was a Security Trustee, and, subject to paragraph 12(g) above, it will have no further obligations under any Finance Document.

(i)	The Representatives may, by notice to the Security Trustee, require it to resign under paragraph 12(b) above.

(j)	Holdco and the Company will (at their own cost) take such action and execute such documents as is required by the Security Trustee so that the Security Documents provide for effective and perfected security in favour of any successor Security Trustee.

(k)	The Creditors undertake that, if by not less than 30 days’ notice to each Representative, the Security Trustee states that it wishes to resign on or after the Discharge Date, each Representative will procure that a replacement bank or financial institution shall become a successor Security Trustee under this Agreement in accordance with paragraphs 12(b) to 12(f) above.

(l)	lf no such successor Security Trustee which has been appointed pursuant to paragraph 12(k) above has accepted that appointment in writing by the later of the Discharge Date and the day falling 30 days after the date of that notice, the Security Trustee may resign and the retiring Security Trustee or a Representative may appoint a successor Security Trustee to it.

13.	Relationship

The Security Agent may treat each Creditor as such and as entitled to payments under this Agreement until it has received not less than five Business Days’ prior notice from that Creditor to the contrary.

14.	Security Trustee’s management time

If the Security Trustee requires, any amount payable to the Security Trustee by any party under any indemnity or otherwise in respect of any costs or expenses incurred by the Security Trustee under the Finance Documents after the date of this Agreement may include the cost of using its management time or other internal resources and will be calculated on the basis of such reasonable daily or hourly rates as the Security Trustee may notify to the relevant Party. This is in addition to any amount in respect of fees, costs or expenses paid or payable to the Security Trustee under any other term of the Finance Documents.

15.	Notice period

Where this Agreement specifies a minimum period of notice to be given to the Security Trustee, the Security Trustee may, at its discretion, accept a shorter notice period.

16.	Security Trustee

(a)	The Security Trustee shall hold the security constituted by the Security Documents on trust or to the extent required by any applicable local law as agent for the Creditors in accordance with the Finance Documents.

(b)	The Security Trustee shall not be liable for any failure, omission, or defect in registering, protecting or perfecting the security constituted by any Security Document or any security created thereby.

(c)	The Security Trustee has no obligation to enquire into or check the title which Holdco or the Company may have to any property over which security is intended to be created by any Security Document or to insure any such property or the interests of the Creditors in that property.

(d)	The Security Trustee is not under any obligation to hold any title deeds, Security Documents or any other documents in connection with the property charged by any Security Document or any other such security in its own possession or to take any steps to protect or preserve the same. The Security Trustee may permit Holdco or the Company, any bank providing safe custody services or any professional adviser of the Security Trustee to retain all such title deeds, Security Documents and other documents in its possession.

(e)	All amounts received by the Security Trustee under the Finance Documents may be:

(i)	invested in any investment for the time being authorized by English law for the investment by trustees of trust money or in any other investments which may be selected by the Security Trustee with the consent of the Representatives; or

(ii)	placed on deposit at such bank or institution (including any other Creditor) and upon such terms as the Security Trustee may think fit.

(f)	Each Creditor confirms its approval of the Security Documents and authorizes and directs the Security Trustee (by itself of by such person(s) as it may nominate) to execute and enforce the same as trustee (or agent) or as otherwise provided (and whether or not expressly in the names of the Creditors) on its behalf.

17.	Conflict with Security Documents

If there is any conflict between the provisions of this Agreement and any Security Document with regard to instructions to or other matters affecting the Security Trustee, this Agreement will prevail.

18.	Security Trustee as joint and several creditor

(a)	The Company and each of the Creditors agree that the Security Trustee shall be the joint and several creditor (together with the relevant Creditor) of each and every payment obligation of the Company towards each and any of the Creditors under the relevant Finance Documents and that accordingly the Security Trustee will have its own independent right to demand performance by the Company of those obligations when due. However, any discharge of any such obligation to either of the Security Trustee or the relevant Creditor shall, to the same extent, discharge the corresponding obligation owing to the other.

(b)	Without limiting or affecting the Security Trustee’s rights against the Company (whether under this paragraph or under any other provision of the Finance Documents), the Security Trustee agrees with each other Creditor (on a several and divided basis) that, except as set out in the next sentence, it will not exercise its rights as a joint and several creditor with a Creditor except with the consent of that Creditor. However, nothing in the previous sentence shall limit to any extent the Security Trustee’s right in whatever capacity to take any action to protect or preserve any rights under any Security Document or to enforce any Security created thereby as contemplated by this Agreement and/or the relevant Security Document (or to do any act reasonably incidental to any of the foregoing).

19.	Powers supplemental

The rights, powers and discretions conferred upon the Security Trustee by this Agreement shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Trustee by general law or otherwise.

20.	Disapplication

Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Trustee in relation to the trusts constituted by this Agreement save to the extent required by law. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.

21.	Power of attorney

Each of Holdco and the Company by way of security for its obligations under this Agreement irrevocably appoints the Security Trustee to be its attorney to do anything which Holdco or the Company has authorised the Security Trustee or any other Party to do under this Agreement or is itself required to do under this Agreement but has failed to do (and the Security Trustee may delegate that power on such terms as it sees fit). Each of Holdco and the Company ratifies and confirms and agrees to ratify and confirm whatever any such attorney shall do in the exercise or purported exercise of the power of attorney granted in this paragraph 21.

22.	Winding-up of trust

If the Security Trustee, with the approval of each of the Representatives, determines that (a) all of the Debt and all other obligations secured by the Security Documents have been fully and finally discharged and (b) none of the Creditors is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to the Company pursuant to the Finance Documents:

(a)	the trusts set out in this Agreement shall be wound up and the Security Trustee shall release, without recourse or warranty, all of the Security and the rights of the Security Trustee under each of the Security Documents; and

(b)	any retiring Security Trustee shall release, without recourse or warranty, all of its rights under each of the Security Documents.

SIGNATORIES

HOLDCO

EXECUTED as a DEED by:

[●]

By:

Date:

Place:

By:

Date:

Place:

Address:

Fax:

Attention:

THE COMPANY

EXECUTED AS A DEED by:

[●]

By:

Date:

Place:

By:

Date:

Place:

Address:

Fax:

Attention:

[SENIOR NOTES TRUSTEE

Signed for and on behalf of

[●]

By:

Name:

Address: [●]

Fax: [●]

Attention: [●]]

[PROCEEDS LOAN CREDITOR

Signed for and on behalf of

[●]

By:

Name:

Address: [●]

Fax: [●]

Attention: [●]]

SECURITY TRUSTEE

Signed for and on behalf of

By:

Title:

Address: [●]

Fax: [●]

Attention: [●]